As filed with the Securities and Exchange Commission on August 4, 2020

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

_____________________________

FINTECH ACQUISITION CORP. III PARENT CORP.

(Exact name of registrant as specified in its charter)

____________________________

Delaware	6770	85-2199433
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870
(215) 701-9555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________________

c/o FinTech Acquisition Corp. III
2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870
Attn: James J. McEntee, III
President and Chief Financial Officer
(215) 701-9555

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________

Copies to:

Mark E. Rosenstein, Esq. Derick S. Kauffman, Esq. Ledgewood Two Commerce Square 2001 Market Street, Suite 3400 Philadelphia, Pennsylvania 19103 (215) 731-9450 – Phone (215) 735-2513 – Facsimile	Mark A. Fennell, P.C. Christian O. Nagler Robert E. Goedert, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 – Phone (312) 862-2200 – Facsimile

_____________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement to consummate the proposed mergers are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer:	☐	Accelerated filer:	☐
Non-accelerated filer:	☒	Smaller reporting company:	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, par value $0.0001 per share	75,697,600	N/A	$0	$0
Common Stock, par value $0.0001 per share(3)	67,860,062	N/A	0	0
Total	143,557,662		$0	$0

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(1)      All securities being registered will be issued by FinTech Acquisition Corp. III Parent Corp., a Delaware corporation (“Parent”). In connection with the business combination described in the included proxy statement/prospectus: (a) all of the equity interests of Holdings (as defined below) and Blocker (as defined below), shall be contributed to Parent, in exchange for cash and shares of common stock of Parent and (b) FinTech III Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), shall be merged with and into FinTech Acquisition Corp. III, a Delaware corporation (“FinTech”), with FinTech surviving the merger. As a result of the foregoing transactions, Parent will become the public company, and the current security holders of FinTech and the equity owners of Holdings and Blocker will become security holders of Parent.

(2)      Based upon the estimated aggregate book value of the equity interests of Holdings and Blocker transferred to Parent in connection with the Transactions calculated in accordance with Rule 457(f) of the Securities Act of 1933, as amended, less cash consideration of $565.5 million in accordance with Rule 457(f)(3). Holdings and Blocker are private companies and no market exists for their securities.

(3)      Represents shares of Parent common stock issuable in exchange for outstanding shares of FinTech common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 4, 2020

PRELIMINARY PROXY STATEMENT FOR SPECIAL MEETING IN LIEU OF 2020
ANNUAL MEETING OF STOCKHOLDERS OF
FINTECH ACQUISITION CORP. III

PROSPECTUS FOR 143,557,662 SHARES OF COMMON STOCK OF

FINTECH ACQUISITION CORP. III PARENT CORP.

Dear FinTech Acquisition Corp. III Stockholders:

On August 3, 2020, FinTech Acquisition Corp. III, which we refer to as we, us, our, FinTech or the Company, GTCR-Ultra Holdings, LLC, which we refer to as Seller, GTCR Ultra-Holdings II, LLC, which we refer to as Holdings, FinTech Acquisition Corp. III Parent Corp., which we refer to as Parent, FinTech III Merger Sub Corp., a wholly-owned subsidiary of Parent which we refer to as Merger Sub, GTCR/Ultra Blocker, Inc., which we refer to as Blocker, and GTCR Fund XI/C LP, which we refer to as Blocker Seller, entered into an Agreement and Plan of Merger, which we refer to as the Merger Agreement, which, among other things, provides for (a) Merger Sub to be merged with and into the Company with the Company being the surviving corporation in the merger and a wholly owned subsidiary of Parent, which we refer to as the Merger, and (b) through a series of transactions, Seller and Blocker Seller to contribute to Parent all of the equity interests in Holdings and Blocker in exchange for cash and shares of common stock of Parent, which we refer to as the Contribution and Exchange. We refer to the Merger, the Contribution and Exchange and the other transactions contemplated by the Merger Agreement collectively as the Transactions. As a result of the Transactions, the Company, Blocker, Holdings and the various operating subsidiaries of Holdings (we refer to Holdings and its operating subsidiaries collectively as Paya), will become wholly-owned subsidiaries of Parent, with Seller and former stockholders of the Company becoming stockholders of Parent.

At the special meeting in lieu of the 2020 annual meeting of stockholders, which we refer to as the special meeting, our stockholders will be asked to consider and vote upon a proposal, which we refer to as the Business Combination Proposal, to approve the Business Combination and adopt the Merger Agreement. The aggregate consideration to be paid in the Transactions will consist of (i) based on Holdings’ current capitalization, assuming no redemptions, an estimated $565.5 million in cash and 48.0 million shares of Parent’s common stock, or assuming $137.5 million in redemptions, an estimated $428.0 million in cash and 61.7 million shares of Parent’s common stock, and (ii) up to an additional 14,000,000 shares of Parent’s common stock, which we refer to as the Earnout Shares, in the event that the closing sale price of Parent’s common stock exceeds certain price thresholds for 20 out of any 30 consecutive trading days during the first five years following the closing of the Transactions. The number of shares of the equity consideration will be based on a $10.00 per share value for Parent’s common stock. For additional information, see the section in the accompanying proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Consideration.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Our stockholders will also be asked to consider and vote upon the following proposals: (a) to approve the following material differences between the organizational documents of Parent that will be in effect upon the closing of the Transactions and the Company’s current amended and restated certificate of incorporation, which we refer to as our charter: (i) the name of the new public entity will be “Paya Holdings Inc.” as opposed to “FinTech Acquisition Corp. III”, (ii) Parent will have 500,000,000 authorized shares of common stock and 50,000,000 authorized shares of preferred stock, as opposed to the Company having 101,000,000 authorized shares of capital stock, consisting of 85,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, and 1,000,000 authorized shares of preferred stock, (iii) Parent’s organizational documents include various provisions that our charter does not provide for, including the ability for stockholders to act by written consent in certain circumstances, the ability to remove directors without cause in certain circumstances, and supermajority voting requirements applicable in certain circumstances and (iv) Parent’s organizational documents do not include the various provisions applicable only to special purpose acquisition companies that our charter contains (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time), each of which we refer to as a charter proposal (“Proposal”) and collectively as the charter Proposals, (b) to approve and adopt the Parent Omnibus Equity Compensation Plan (an equity-based incentive plan), a copy of which is attached to the accompanying proxy statement/prospectus as Annex B, which we refer to as the Incentive Plan Proposal, (c) to elect three directors to serve on our Board of Directors until the 2022 annual meeting of stockholders, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death, which we refer to as the Existing Director Election Proposal, (d) to elect nine directors, effective as of and contingent upon the consummation of the Business Combination, to serve on Parent’s board of directors in the event that Parent is a controlled company following the consummation of the Business Combination, until the expiration of their applicable term, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death, which we refer to as the Controlled Company Director Election Proposal, (e) to elect eight directors, effective as of and contingent upon the consummation of the Business Combination, to serve on Parent’s board of directors in the event that Parent is not a controlled company following the consummation of the Business Combination, until the expiration of their applicable term, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death, which we refer to as the Alternative Director Election Proposal and together with the Existing Director Election Proposal and the Controlled Company Director Election Proposal as the Director Election Proposals, and (f) to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes received to pass the resolution to approve the Business Combination Proposal, the charter Proposals, the Incentive Plan Proposal and the Director Election Proposals, which we refer to as the Adjournment Proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus.

Pursuant to the Merger Agreement, each outstanding share of our common stock shall be converted into one share of Parent’s common stock. Our outstanding warrants shall, by their terms, automatically entitle the holders to purchase shares of Parent’s common stock upon consummation of the business combination. Accordingly, this prospectus covers an aggregate of 143,557,662 shares of Parent’s common stock.

Our Class A common stock, units and warrants are currently listed on The NASDAQ Capital Market under the symbols “FTAC,” “FTACU” and “FTACW,” respectively. Parent intends to apply for listing, to be effective at the time of the business combination, of its common stock and warrants on The NASDAQ Capital Market under the symbols “PAYA” and “PAYAW,” respectively. Parent will not have units traded following consummation of the business combination.

Pursuant to our charter, we are providing holders of the shares of Class A common stock included in the units issued in our initial public offering, which we refer to as our public stockholders, with the opportunity, upon the closing of the Transactions and subject to the limitations described in the accompanying proxy statement/prospectus, to redeem their shares of our Class A common stock for cash equal to their pro rata share of the aggregate amount on deposit in our trust account (as of two business days prior to the consummation of the Transactions). For illustrative purposes, based on funds in our trust account of approximately $353.5 million on June 30, 2020, stockholders would have received a redemption price of approximately $10.25 per share of our Class A common stock. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal.

We are providing the accompanying proxy statement/prospectus and proxy card to our stockholders in connection with the solicitation of proxies to be voted at the special meeting and at any adjournments or postponements of the special meeting. The special meeting of our stockholders will be held at [•] [AM./P.M.] Eastern Time on [•], 2020 at [•]. Whether or not you plan to attend the special meeting, we urge you to read the accompanying proxy statement/prospectus (including the annexes) carefully, including the section entitled “Risk Factors” beginning on page 16.

Your vote is very important, regardless of the number of shares of our common stock you own. To ensure your representation at the special meeting, please take time to vote by following the instructions contained in the accompanying proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the special meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the special meeting. If you fail to return your proxy card and do not attend the special meeting in person, if you abstain from voting, or if you hold your shares in “street name” through a broker or other nominee and fail to give such nominee voting instructions (a “broker non-vote”), it will have the same effect as a vote “AGAINST” the Business Combination Proposal and the charter Proposals but will have no effect on the Incentive Plan Proposal, the Director Election Proposals and the Adjournment Proposal. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the special meeting and vote in person, obtain a proxy from your broker or bank.

The Business Combination Proposal is conditioned on the approval of the charter Proposals. In addition, (i) the charter Proposals are conditioned on the approval of the Business Combination Proposal, (ii) the Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal and the charter Proposals, (iii) the Controlled Company Director Election Proposal is conditioned on the approval of the Business Combination Proposal and GTCR beneficially owning at least 50% of Parent’s outstanding voting common stock following the consummation of the Business Combination, and (iv) the Alternative Director Election Proposal is conditioned on the approval of the Business Combination Proposal and GTCR beneficially owning less than 50% of Parent’s outstanding voting common stock following the consummation of the Business Combination. Neither the Existing Director Election Proposal nor the Adjournment Proposal is conditioned on the approval of any other proposal set forth in the proxy statement/prospectus. It is important for you to note that if the Business Combination Proposal is not approved by our stockholders, or if any other proposal is not approved by our stockholders and we and Holdings do not waive the applicable closing condition under the Merger Agreement, then we will not consummate the Transactions.

Our board of directors unanimously recommends that our stockholders vote “FOR” the Business Combination Proposal and “FOR” the other proposals presented in this proxy statement/prospectus. In considering the recommendation of our board of directors, you should keep in mind that our directors and executive officers may have interests in the Transactions that are different from, or in addition to, the interests of our stockholders generally. For additional information, see the section entitled “Proposal No. 1 — The Business Combination Proposal —Interests of Certain Persons in the Business Combination.”

Sincerely,
/s/ Daniel G. Cohen
Daniel G. Cohen
Chief Executive Officer

This proxy statement/prospectus is dated [•], 2020, and is first being mailed to our stockholders on or about [•], 2020.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE TRANSACTIONS, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

FINTECH ACQUISITION CORP. III

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania 19104

NOTICE OF SPECIAL MEETING IN LIEU OF 2020 ANNUAL MEETING
OF STOCKHOLDERS OF FINTECH ACQUISITION CORP. III

To Be Held on [•], 2020

To the Stockholders of FinTech Acquisition Corp. III:

NOTICE IS HEREBY GIVEN that a special meeting in lieu of the 2020 annual meeting of stockholders, which we refer to as the special meeting, of FinTech Acquisition Corp. III, a Delaware corporation, will be held on [•], 2020, at [•] [A.M./P.M.], Eastern Time, at [•]. You are cordially invited to attend the special meeting which will be held to consider and vote upon the following matters:

(1)    The Business Combination Proposal — to consider and vote upon a proposal to approve the business combination and adopt the Merger Agreement;

(2)    The charter Proposals — to consider and vote upon the following material differences between the organizational documents of Parent that will be in effect upon the closing of the Transactions and the Company’s current amended and restated certificate of incorporation, which we refer to as our charter: (i) the name of the new public entity will be “Paya Holdings Inc.” as opposed to “FinTech Acquisition Corp. III”, (ii) Parent will have 500,000,000 authorized shares of common stock and 50,000,000 authorized shares of preferred stock, as opposed to the Company having 101,000,000 authorized shares of capital stock, consisting of 85,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, and 1,000,000 authorized shares of preferred stock, (iii) Parent’s organizational documents include various provisions that our charter does not provide for, including the ability for stockholders to act by written consent in certain circumstances, the ability to remove directors without cause in certain circumstances, and supermajority voting requirements applicable in certain circumstances and (iv) Parent’s organizational documents do not include the various provisions applicable only to special purpose acquisition companies that our charter contains (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time), each of which we refer to as a charter Proposal and collectively as the charter Proposals;

(3)     The Incentive Plan Proposal — to consider and vote upon a proposal to adopt the Parent Omnibus Incentive Plan, which we refer to as the Omnibus Plan;

(4)    The Existing Director Election Proposal — to consider and vote upon a proposal to elect three Class II directors to serve on our board of directors until the 2022 annual meeting of stockholders, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death;

(5)    The Controlled Company Director Election Proposal — to consider and vote upon a proposal to elect nine directors, effective as of and contingent upon the consummation of the Business Combination, to serve on Parent’s board of directors in the event that Parent is a controlled company upon the consummation of the Business Combination, until the expiration of their applicable term, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death;

(6)    The Alternative Director Election Proposal — to consider and vote upon a proposal to elect eight directors, effective as of and contingent upon the consummation of the Business Combination, to serve on Parent’s board of directors in the event that Parent is not a controlled company upon the consummation of the Business Combination, until the expiration of their applicable term, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death; and

(7)    The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the special meeting by the chairman thereof to a later date, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve the Business Combination Proposal, the charter Proposals, the Incentive Plan Proposal and the Director Election Proposals.

These items of business are described in the attached proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of our common stock at the close of business on [•], 2020 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting.

All FinTech stockholders are cordially invited to attend the special meeting in person. To ensure your representation at the special meeting, however, we urge you to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a stockholder of record, you may also cast your vote in person at the special meeting. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the special meeting. If you fail to return your proxy card and do not attend the special meeting in person, if you abstain from voting, or if you hold your shares in “street name” through a broker or other nominee and fail to give such nominee voting instructions (a “broker non-vote”), it will have the same effect as a vote “AGAINST” the Business Combination Proposal and the charter Proposals but will have no effect on the Incentive Plan Proposal, the Director Election Proposals or the Adjournment Proposal. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the special meeting and vote in person, obtain a proxy from your broker or bank. Public stockholders may elect to redeem their public shares even if they vote “FOR” the Business Combination Proposal.

The Business Combination Proposal is conditioned on the approval of the charter Proposals. In addition, (i) the charter Proposals are conditioned on the approval of the Business Combination Proposal, (ii) the Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal and the charter Proposals, (iii) the Controlled Company Director Election Proposal is conditioned on the approval of the Business Combination Proposal and GTCR beneficially owning at least 50% of Parent’s outstanding voting common stock following the consummation of the Business Combination, and (iv) the Alternative Director Election Proposal is conditioned on the approval of the Business Combination Proposal and GTCR beneficially owning less than 50% of Parent’s outstanding voting common stock following the consummation of the Business Combination. Neither the Existing Director Election Proposal nor the Adjournment Proposal is conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus. It is important for you to note that if the Business Combination Proposal is not approved by our stockholders, or if any other proposal is not approved by our stockholders and we and Holdings do not waive the applicable closing condition under the Merger Agreement, then we will not consummate the Transactions.

After careful consideration, our board of directors has determined that the Business Combination Proposal, the charter Proposals, the Incentive Plan Proposal, the Director Election Proposals and the Adjournment Proposal are fair to and in the best interests of FinTech and our stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal and “FOR” the other proposals presented in the accompanying proxy statement/prospectus. In considering the recommendation of our board of directors, you should keep in mind that our directors and executive officers may have interests in the Business Combination that are different from, or in addition to, the interests of our stockholders generally. For additional information, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

A complete list of FinTech stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at the principal executive offices of FinTech for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the Merger and related transactions and each of our proposals. Whether or not you plan to attend the special meeting, we urge you to read the accompanying proxy statement/prospectus (including the annexes) carefully, including the section entitled “Risk Factors” beginning on page 16 thereof. If you have any questions regarding the accompanying proxy statement/prospectus or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali LLC at [(800) 662-5200] if you are a stockholder or collect at [(203) 658-9400] if you are a broker or bank.

Philadelphia, Pennsylvania	By Order of the Board of Directors,
[•], 2020	/s/ Daniel G. Cohen
Daniel G. Cohen
Chief Executive Officer

i

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms we, us, our, the Company and FinTech refer to FinTech Acquisition Corp. III. Furthermore, in this proxy statement/prospectus:

“Blocker” means GTCR/Ultra Blocker, Inc., a Delaware corporation.

“Blocker Seller” means GTCR Fund XI/C LP, a Delaware limited partnership.

“Business Combination” or “business combination” means the Transactions contemplated by the Merger Agreement and related agreements.

“Cantor” means Cantor Fitzgerald & Co., the representative for the underwriters of our IPO.

“Class A common stock” means Class A common stock, par value $0.0001 per share, of FinTech.

“Class B common stock” means Class B common stock, par value $0.0001 per share, of FinTech.

“Company common stock” or “our common stock” means the Class A common stock and Class B common stock.

“Contribution and Exchange” means, through a series of transactions, the contribution by Seller and Blocker Seller to Parent of all of the equity interests in Holdings and Blocker in exchange for cash and shares of common stock of Parent.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“founder shares” means the 8,857,500 shares of our Class B common stock issued prior to our IPO.

“Holdings” means GTCR-Ultra Holdings II, LLC, a Delaware limited liability company.

“initial stockholders” or “initial holders” means our Sponsors, Mei-Mei Tuan, Pawneet Abramowski, Jan Hopkins Trachtman, Brittain Ezzes and Madelyn Antoncic, each of whom holds founder shares.

“IPO” means our initial public offering, consummated on November 20, 2018, in which we sold 34,500,000 public units at $10.00 per share.

“Merger” means the merger of Merger Sub with and into FinTech with FinTech continuing as the surviving entity and a wholly owned subsidiary of Parent pursuant to the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of August 3, 2020, as it may be amended, by and among Fintech, Seller, Holdings, Parent, Merger Sub, Blocker, and Blocker Seller.

“Merger Sub” means Fintech III Merger Sub Corp., a Delaware corporation and direct wholly-owned subsidiary of Parent.

“Parent” means FinTech Acquisition Corp. III Parent Corp., a Delaware corporation.

“Paya” means, collectively, Holdings and each of its operating subsidiaries.

“PIPE financing” means the expected issuance and sale of $250.0 million of the Company’s Class A common stock in a private placement to the PIPE Investors pursuant to the Subscription Agreements.

“PIPE Investors” means the accredited investors and qualified institutional buyers (including the GTCR Funds) who entered into the Subscription Agreements with the Company and Parent for the PIPE Financing.

“placement shares” means the 930,000 shares of our Class A common stock included in the placement units purchased separately in the private placement by our Sponsor and Cantor.

“placement units” means the 930,000 units purchased by our Sponsor and Cantor in the private placement, each placement unit consisting of one placement share and one half of one placement warrant.

“placement warrants” means the 465,000 warrants included in the placement units purchased by our Sponsor and Cantor in the private placement, each of which is exercisable for one share of Class A common stock in accordance with its terms.

“private placement” means the private sale of 930,000 units purchased by our Sponsor and Cantor that occurred simultaneously with the consummation of our IPO for a purchase price of $10.00 per placement unit for total gross proceeds of $9.3 million.

“proposed charter” means the proposed amended and restated certificate of incorporation of Parent. A copy of the proposed charter is attached hereto as Annex C.

“public shares” means the 34,500,000 shares of our Class A common stock underlying the units issued in our IPO.

“public stockholders” means holders of public shares, including our initial stockholders to the extent our initial stockholders hold public shares, provided that our initial stockholders will be considered “public stockholders” only with respect to any public shares held by them.

“public warrants” means the 17,250,000 warrants underlying the units issued in our IPO, each of which is exercisable for one share of our Class A common stock in accordance with its terms.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” means GTCR-Ultra Holdings, LLC, a Delaware limited liability company.

“special meeting” means the special meeting in lieu of the 2020 annual meeting of stockholders of FinTech that is the subject of this proxy statement/prospectus.

“Sponsor” or “Sponsors” means collectively FinTech Investor Holdings III, LLC, a Delaware limited liability company, FinTech Masala Advisors, LLC, a Delaware limited liability company, and 3FIII, LLC, a Delaware limited liability company (“3FII”), each of which is one of our initial stockholders.

“Subscription Agreements” means the Subscription Agreements, dated August 3, 2020, entered into between the Company, Parent and each of the PIPE Investors for the PIPE Financing.

“trust account” means the trust account into which $345,000,000 of the net proceeds of our IPO and the private placement were deposited for the benefit of the public stockholders.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS FOR STOCKHOLDERS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the special meeting, including with respect to the proposed Transactions. The following questions and answers do not include all the information that may be important to you. We urge stockholders to read carefully this entire proxy statement/prospectus, including the annexes and the other documents referred to herein.

Q:     Why am I receiving this proxy statement/prospectus?

A:     Our stockholders are being asked to consider and vote upon a proposal to approve the Merger and adopt the Merger Agreement, among other proposals. We have entered into the Merger Agreement by and among Fintech, Seller, Holdings, Parent, Merger Sub, Blocker, and Blocker Seller, which provides for (a) Merger Sub to be merged with and into the Company with the Company being the surviving corporation in the merger and a wholly owned subsidiary of Parent, and (b) through a series of transactions, Seller and Blocker Seller to contribute to Parent all of the equity interests in Holdings and Blocker in exchange for cash and shares of common stock of Parent. Pursuant to the Merger Agreement, the aggregate consideration to be paid in the Transactions will consist of (i) based on Holdings’ current capitalization, assuming no redemptions, an estimated $565.5 million in cash and 48.0 million shares of Parent common stock, or assuming $137.5 million in redemptions, an estimated $428.0 million in cash and 61.7 million shares of Parent common stock, and (ii) up to an additional 14,000,000 shares of Parent’s common stock, in the event that the closing sale price of Parent’s common stock exceeds certain price thresholds for 20 out of any 30 consecutive trading days during the first five years following the closing of the Transactions. In addition, each outstanding share of our common stock shall be converted into one share of Parent common stock and our outstanding warrants shall, by their terms, automatically entitle the holders to purchase shares of Parent common stock upon consummation of the Business Combination. The number of shares of Parent’s common stock to be issued as consideration in the Business Combination will be based on a $10.00 per share value. For additional information, see the section in this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Consideration.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Our Class A common stock, units and warrants are currently listed on The NASDAQ Capital Market under the symbols “FTAC,” “FTACU” and “FTACW,” respectively. Parent intends to apply for listing, to be effective at the time of the business combination, of its common stock and warrants on The NASDAQ Capital Market under the symbols “PAYA” and “PAYAW,” respectively. At the closing, any of our units that are not already trading separately will separate into their component shares of Parent common stock and warrants to purchase one share of Parent common stock.

This proxy statement/prospectus and its annexes contain important information about the proposed business combination and the other matters to be acted upon at the special meeting. Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its annexes, which we urge you to do.

Q:     What is being voted on at the special meeting?

A:     Our stockholders are being asked to vote on the following proposals:

The Business Combination Proposal — A proposal to approve and adopt the Business Combination and the Merger Agreement;

The charter Proposals — Separate proposals to approve the following material differences between the organizational documents of Parent that will be in effect upon the closing of the Transactions and our charter: (i) the name of the new public entity will be “Paya Holdings Inc.” as opposed to “FinTech Acquisition Corp. III”, (ii) Parent will have 500,000,000 authorized shares of common stock and 50,000,000 authorized shares of preferred stock, as opposed to the Company having 101,000,000 authorized shares of capital stock, consisting of 85,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, and 1,000,000 authorized shares of preferred stock, (iii) Parent’s organizational documents include various provisions that our charter does not provide for, including the ability for stockholders to act by written consent in certain circumstances, the ability to remove directors without cause in certain circumstances, and supermajority voting requirements applicable in certain circumstances and (iv) Parent’s organizational documents do not include the various provisions applicable only to special purpose acquisition companies that our charter contains (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time);

The Incentive Plan Proposal — A proposal to adopt the Parent Omnibus Incentive Plan;

The Director Election Proposal — A proposal to elect three directors to serve on our Board of Directors until the 2022 annual meeting of stockholders, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death;

The Controlled Company Director Election Proposal — A proposal to elect nine directors, effective as of, and contingent upon, the consummation of the Business Combination, to serve on Parent’s board of directors in the event that Parent is a controlled company upon the consummation of the Business Combination, until the expiration of their applicable term, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death;

The Alternative Director Election Proposal — A proposal to elect eight directors, effective as of, and contingent upon, the consummation of the Business Combination, to serve on Parent’s board of directors in the event that Parent is not a controlled company upon the consummation of the Business Combination, until the expiration of their applicable term, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death; and

The Adjournment Proposal — A proposal to approve the adjournment of the special meeting to a later date, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve the Business Combination Proposal, the charter Proposal, the Incentive Plan Proposal and the Director Election Proposals.

Q:     Are the proposals conditioned on one another?

A:     The Business Combination Proposal is conditioned on the approval of the charter Proposals. In addition, (i) the charter Proposals are conditioned on the approval of the Business Combination Proposal, (ii) the Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal and the charter Proposals, (iii) the Controlled Company Director Election Proposal is conditioned on the approval of the Business Combination Proposal and GTCR beneficially owning at least 50% of Parent’s outstanding voting common stock following the consummation of the Business Combination, and (iv) the Alternative Director Election Proposal is conditioned on the approval of the Business Combination Proposal and GTCR beneficially owning less than 50% of Parent’s outstanding voting common stock following the consummation of the Business Combination. Neither the Existing Director Election Proposal nor the Adjournment Proposal is conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that if the Business Combination Proposal is not approved by our stockholders, or if any other proposal is not approved by our stockholders and we and Holdings do not waive the applicable closing condition under the Merger Agreement, then the Transactions will not be consummated.

Q:     Why is FinTech providing stockholders with the opportunity to vote on the Business Combination?

A:     Our charter requires that we provide all holders of public shares with the opportunity to have their public shares redeemed upon the consummation of our initial business combination in conjunction with either a tender offer or a stockholder vote. For business and other reasons, we have elected to provide our stockholders with the opportunity to have their public shares redeemed in connection with a stockholder vote rather than pursuant to a tender offer. Therefore, we are seeking to obtain the approval of our stockholders of the Business Combination Proposal in order to provide our public stockholders with the opportunity to redeem their public shares in connection with the closing of the Transactions.

Q:     What will happen in the Business Combination?

A:     At the closing, (a) Merger Sub will merge with and into the Company with the Company being the surviving corporation in the merger and a wholly owned subsidiary of Parent, and (b) through a series of transactions, Seller and Blocker Seller will contribute to Parent all of the equity interests in Holdings and Blocker in exchange for cash and shares of common stock of Parent. Upon consummation of the Business Combination, Parent will become the public company and change its name to Paya Holdings Inc.

v

Q:     What equity stake will current FinTech stockholders and Seller hold in Parent after the closing?

A:     We anticipate that, upon completion of the Transactions, assuming that none of our stockholders exercise redemption rights and that an aggregate of 48.0 million shares of Parent’s common stock will be issued as partial consideration in the Transactions, our existing stockholders will hold in the aggregate approximately [•]% of Parent’s outstanding common stock ([•]% held by our public stockholders and [•]% held by the initial stockholders) and Seller will hold approximately [•]% of Parent’s outstanding common stock. If 13.4 million shares of our Class A common stock are redeemed for cash, which assumes the maximum redemption of our shares while still providing for a minimum of $200.0 million of cash in the trust account after giving effect to payments to redeeming stockholders, and that an aggregate of 61.7 million shares of Parent’s common stock will be issued as partial consideration in the Transactions, upon completion of the Transactions, our existing stockholders will hold in the aggregate approximately [•]% of Parent’s outstanding common stock ([•]% held by our public stockholders and [•]% held by the initial stockholders) and Seller will hold approximately [•]% of Parent’s outstanding common stock. These ownership percentages do not take into account (1) any warrants to purchase Parent’s common stock that will be outstanding following the Business Combination or (2) any equity awards that may be issued under our proposed Omnibus Plan following the Business Combination. If the actual facts are different than these assumptions (which is likely), the ownership percentages held by each of our existing stockholders, Cantor and Seller will be different.

See the section entitled “Summary — Impact of the Business Combination on FinTech’s Public Float” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Q:     Will FinTech obtain new financing in connection with the Business Combination?

A:     No. Paya’s existing credit facility will remain in place following the Business Combination. For a summary of the material terms of Paya’s credit facilities, see the section entitled “Paya’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for more information.

Q:     What conditions must be satisfied to complete the Transactions?

A:     There are a number of closing conditions in the Merger Agreement, including that our stockholders have approved the Transactions and adopted the Merger Agreement. For a summary of the conditions that must be satisfied or waived prior to completion of the Transactions, see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Conditions to Closing of the Transactions.”

Q:     Why is FinTech proposing the charter Proposals?

A:     We are asking our stockholders to approve material differences between the organizational documents of Parent that will be in effect upon the closing of the Transactions and our charter. The proposed material differences that we are asking our stockholders to approve include (i) the name of the new public entity will be “Paya Holdings Inc.” as opposed to “FinTech Acquisition Corp. III”, (ii) Parent will have 500,000,000 authorized shares of common stock and 50,000,000 authorized shares of preferred stock, as opposed to the Company having 101,000,000 authorized shares of capital stock, consisting of 85,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, and 1,000,000 authorized shares of preferred stock, (iii) Parent’s organizational documents include various provisions that our charter does not provide for, including the ability for stockholders to act by written consent in certain circumstances, the ability to remove directors without cause in certain circumstances, and supermajority voting requirements applicable in certain circumstances and (iv) Parent’s organizational documents do not include the various provisions applicable only to special purpose acquisition companies that our charter contains (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time). Pursuant to the Merger Agreement, approval of the charter Proposals is a condition to consummation of the Transactions. In addition, approval of the Business Combination Proposal is conditioned on approval of the charter Proposals.

Q:     Why is FinTech proposing the Incentive Plan Proposal?

A:     The purpose of the Omnibus Plan is to provide eligible employees, directors and consultants of Parent the opportunity to receive stock-based incentive awards in order to encourage such persons to contribute materially to the growth of Parent and align their economic interests with those of its stockholders. NASDAQ Listing Rule 5635(c) requires stockholder approval of certain equity compensation plans. Accordingly, we are proposing the Incentive Plan Proposal to request such stockholder approval of the Omnibus Plan. In addition, pursuant to the Merger Agreement, approval of the Incentive Plan Proposal is a condition to consummation of the Transactions.

Q:     What happens if I sell my shares of Company common stock before the special meeting?

A:     The record date for the special meeting is [•], 2020, and is earlier than the date on which we expect the Business Combination to be completed. If you transfer your shares of common stock after the record date, but before the special meeting, unless the transferee obtains a proxy from you to vote those shares, you will retain your right to vote at the special meeting. However, you will not be able to seek redemption of your shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination. If you transfer your shares of our common stock before the record date, you will have no right to vote those shares at the special meeting or redeem those shares for a pro rata portion of the proceeds held in our trust account. Regardless of whether you transfer your shares of common stock before or after the record date, your transferee will be entitled to exercise redemption rights with respect to the shares purchased by following the procedures set forth in this proxy statement/prospectus.

Q:     What constitutes a quorum at the special meeting?

A:     A quorum will be present at the special meeting if a majority of the shares of our common stock outstanding and entitled to vote at the special meeting is represented at the meeting in person or by proxy. If a stockholder fails to vote his, her or its shares in person or by proxy, or if a broker fails to vote in person or by proxy shares held by it in nominee name, such shares will not be counted for the purposes of establishing a quorum. If a stockholder who holds his, her or its shares in “street name” through a broker or other nominee fails to give voting instructions to such broker or other nominee (a “broker non-vote”) on all of the proposals set forth in this proxy statement/prospectus, such shares will not be counted for the purposes of establishing a quorum. An abstention from voting, shares represented at the special meeting in person or by proxy but not voted on one or more proposals, or a broker non-vote, so long as the stockholder has given the broker or other nominee voting instructions on at least one of the proposals in this proxy statement/prospectus, will each count as present for the purposes of establishing a quorum. In the absence of a quorum, the chairman of the special meeting may adjourn the special meeting. As of the record date for the special meeting, the presence in person or by proxy of [•] shares of our common stock is required to achieve a quorum.

Q:     What vote is required to approve the proposals presented at the special meeting?

A:     The approval of the Business Combination Proposal requires the affirmative vote of holders of a majority of the outstanding shares of our common stock. Accordingly, a stockholder’s failure to vote by proxy or to vote in person at the special meeting, an abstention from voting or a broker non-vote will each have the same effect as a vote “AGAINST” the Business Combination Proposal.

The approval of each charter Proposal requires the affirmative vote of holders of a majority of the outstanding shares of our common stock entitled to vote on such proposal. Accordingly, a stockholder’s failure to vote in person or by proxy, a broker non-vote or an abstention on a charter Proposal will have the same effect as a vote “AGAINST” such proposal.

The approval of each of the Incentive Plan Proposal and the Adjournment Proposal require the affirmative vote of holders of a majority of the total votes cast on such proposal. In order to be elected as a director as described in the Existing Director Election Proposal, the Controlled Company Director Election Proposal or the Alternative Director Election Proposal, a nominee must receive a plurality of all the votes cast at the special meeting, which means that the nominees with the most votes are elected. Accordingly, neither a stockholder’s failure to vote in person or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of the Incentive Plan Proposal, the Director Election Proposals or the Adjournment Proposal.

Q:     May the initial stockholders, FinTech’s directors, officers, advisors or their respective affiliates purchase shares in connection with the Business Combination?

A:     At any time prior to the special meeting, our initial stockholders, directors, officers, advisors or their respective affiliates may purchase shares of our common stock on the open market, and may purchase shares in privately negotiated transactions from stockholders who vote, or indicate an intention to vote, against the Business Combination Proposal, or who have elected or redeem, or indicate an intention to redeem, their shares in connection with the Business Combination. Any such privately negotiated purchases may be effected at purchase prices that are in excess of fair market value or in excess of the per-share pro rata portion of the trust account. Our initial stockholders, directors, officers, advisors and their respective affiliates may also enter into transactions with stockholders and others to provide them with incentives to acquire shares of our common stock, to vote their shares in favor of the Business Combination Proposal or to not redeem their shares in connection with the Business Combination. While the exact nature of such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such persons against potential loss in value of their shares, including the granting of put options and the transfer to such persons of shares or warrants for nominal value. Our initial stockholders, directors, officers or their respective affiliates will not effect any such purchases when they are in possession of any material non-public information relating to FinTech or Paya, during a restricted period under Regulation M under the Exchange Act or in a transaction which would violate Section 9(a)(2) or Rule 10(b)-5 under the Exchange Act.

Q:     How many votes do I have at the special meeting?

A:     Our stockholders are entitled to one vote at the special meeting for each share of our common stock held of record as of [•], 2020, the record date for the special meeting. As of the close of business on the record date, there were [•] outstanding shares of our common stock.

Q:     How will the initial stockholders and FinTech’s directors and officers vote?

A:     In connection with our IPO, we entered into an agreement with each of our initial stockholders, our executive officers and our directors, pursuant to which they agreed to vote any shares of our common stock owned by them in favor of a proposed business combination. As of the date of this proxy statement/prospectus, our initial stockholders, executive officers and directors own approximately [•]% of our issued and outstanding shares of common stock, including all of the founder shares. None of our initial stockholders, executive officers or directors have entered into agreements, and are not currently in negotiations, to purchase or sell shares prior to the record date.

Q:     What interests do FinTech’s current officers and directors have in the Business Combination?

A:     Our directors and executive officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of our stockholders. These interests include:

•        that our Sponsor, officers and directors will hold Parent common stock following the Business Combination, subject to lock-up agreements;

•        that our Sponsor, officers and directors will hold placement warrants to purchase shares of Parent common stock;

•        that our Sponsor, officers and certain of our directors paid an aggregate of $8,325,000 for their founder shares, placement shares and placement warrants and that such securities should have a significantly higher value at the time of the Business Combination and will have little or no value if we do not complete the Business Combination;

•        that our Sponsor, officers and directors have waived their redemption rights with respect to their founder shares, placement shares and public shares in connection with the Business Combination, and have waived their redemption and liquidation rights with respect to their founder shares and placement shares if we are unable to complete a business combination by November 20, 2020;

•        if we are unable to complete a business combination by November 20, 2020, our Chief Executive Officer will be personally liable to ensure that the proceeds in the trust account are not reduced below $10.00 per public share by the claims of target businesses or claims of vendors or other entities to which we owe money for services rendered or contracted for or products sold to us, but only if such a vendor or target business has not executed such a waiver;

•        that our Chairman of the Board and our Chief Executive Officer have agreed to loan us funds in an amount up to $1,500,000 for working capital requirements and to finance transaction costs in connection with an initial business combination, and any amounts outstanding under this loan will not be repaid from the trust account if we are unable to complete a business combination by November 20, 2020; and

•        the continued indemnification of our current directors and officers and the continuation of directors’ and officers’ liability insurance after the Business Combination.

These interests may influence our directors in making their recommendation that you vote in favor of the approval of the Business Combination Proposal and the other proposals set forth in this proxy statement/prospectus.

Q:     What happens if I vote against the Business Combination Proposal?

A:     If the Business Combination Proposal is not approved and we do not otherwise consummate an alternative business combination by November 20, 2020, we will be required to dissolve and liquidate our trust account by returning the then remaining funds in such account to the public stockholders. Our current charter does not provide any means to extend the November 20, 2020 deadline for completing a business combination, however the Merger Agreement requires us to propose a charter amendment to our stockholders for the purpose of effecting an extension. See the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Covenants of the Parties” for more information.

Q:     Do I have redemption rights?

A:     If you are a holder of public shares, you may redeem your public shares for cash equal to a pro rata share of the aggregate amount on deposit in the trust account as of two business days prior to the consummation of the Business Combination (including any portion of the interest earned thereon which was not previously used or distributed to us to pay dissolution expenses or taxes), upon the consummation of the Business Combination. A public stockholder, together with any of his, her or its affiliates or any other person with whom such holder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to 20% or more of the outstanding public shares. Our initial stockholders and Cantor have waived their redemption rights with respect to their founder shares and placement shares in connection with the Business Combination, and our initial stockholders have also waived their redemption rights with respect to any public shares they hold in connection with the Business Combination. All such shares held by our initial stockholders and Cantor will be excluded from the pro rata calculation used to determine the per-share redemption price. For illustrative purposes, based on funds in the trust account of approximately $353.5 million on June 30, 2020, the estimated per share redemption price would have been approximately $10.25. Additionally, shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the trust account (including any portion of the interest earned thereon which was not previously used or distributed to us to pay dissolution expenses or taxes) upon our liquidation.

Q:     Do the initial stockholders or FinTech’s directors and officers have redemption rights in connection with the Business Combination?

A:     No. Our initial stockholders, directors and officers have waived their redemption rights with respect to their founder shares, placement shares and public shares in connection with the Business Combination.

Q:     Will how I vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights regardless of whether, or how, you vote your shares of our common stock on the Business Combination Proposal or any other proposal described in this proxy statement/prospectus. As a result, the Merger Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less-liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of NASDAQ.

Q:     How do I exercise my redemption rights?

A:     In order to exercise your redemption rights, you must (i) check the box on the enclosed proxy card to elect redemption; and (ii) prior to 5:00 p.m., Eastern Time on [•], 2020 (two business days before the special meeting), (x) submit a written request, which includes the name of the beneficial owner of the shares to be redeemed, to our transfer agent that we redeem your public shares for cash, and (y) deliver your stock to our transfer agent physically or electronically through The Depository Trust Company, or DTC. The address of Continental Stock Transfer & Trust Company, our transfer agent, is listed under the question “Who can help answer my questions?” below.

Any demand for redemption, once made, may be withdrawn at any time until the date of the special meeting. If you deliver your shares for redemption to our transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that our transfer agent return the shares to you (physically or electronically). You may make such request by contacting our transfer agent at the address listed under the question “Who can help answer my questions?” below.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. See the section entitled “Material U.S. Federal Income Tax Consequences — Exercise of Redemptions Rights.” You are urged to consult with your own tax advisor regarding the tax consequences of exercising your redemptions rights.

Q:     What are the U.S. federal income tax consequences to me as a result of the Business Combination?

A:     The Company expects that the exchange of Company common stock for shares of Parent common stock pursuant to the Merger will be treated as a tax-free reorganization under Section 368 of the Code for U.S. federal income tax purposes. The Company did not obtain a ruling from the IRS regarding the U.S. federal income tax consequences of the Business Combination, including this tax consequence, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. If the Merger does not qualify as a tax-free reorganization under Section 368 of the Code for U.S. federal income tax purposes, the receipt of shares of Parent common stock in exchange for Company common stock would constitute a taxable exchange for U.S. federal income tax purposes. The U.S. federal income tax consequences of the Business Combination are described in more detail in the section entitled “Material U.S. Federal Income Tax Consequences — The Business Combination.” You are urged to consult with your own tax advisor regarding the tax consequences of the Business Combination to you.

Q:     If I am a FinTech warrant holder, can I exercise redemption rights with respect to my warrants?

A:     No. The holders of our warrants have no redemption rights with respect to our warrants or any shares of our common stock underlying our warrants. Upon consummation of the Transactions, our warrants shall, by their terms, entitle the holders to purchase shares of Parent common stock in lieu of shares of our Class A common stock at a purchase price of $11.50 per share, subject to adjustment.

Q:     Do I have appraisal rights if I object to the proposed Business Combination?

A:     No. There are no appraisal rights available to holders of our common stock in connection with the Business Combination.

Q:     What happens to the funds held in the trust account upon consummation of the Business Combination?

A:     If the Business Combination is consummated, the funds held in the trust account will be released to us, and those funds will be used to pay or fund (i) the portion of consideration payable in cash pursuant to the Merger Agreement, (ii) the redemption price for shares of our Class A common stock redeemed by our stockholders who properly exercise redemption rights, (iii) up to $6.0 million in deferred underwriting compensation payable to Cantor as the representative of the underwriters of our IPO, (iv)  fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees, and other professional fees) that were incurred by or on behalf of the Company, Parent, Merger Sub, Seller, Blocker Seller, Holdings, Blocker and Paya in connection with the Business Combination and the other transactions contemplated by the Merger Agreement, (v) the repayment of loans from our Chairman of the Board and our Chief Executive Officer in an aggregate amount not to exceed

x

$1.5 million for working capital purposes and to pay expenses to identify an acquisition target and consummate the Business Combination and related transactions (see “Certain Relationships and Related Transactions—FinTech Related Person Transactions” for additional information), and (vi) general corporate purposes of Parent, including, but not limited to, working capital for operations, capital expenditures and future acquisitions.

Q:     What happens if the Business Combination is not consummated?

A:     There are certain circumstances under which the Merger Agreement may be terminated. See the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Termination” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Merger Agreement or otherwise, we are unable to complete the Transactions or another business combination transaction by November 20, 2020, our charter provides that we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem all public shares then outstanding at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including any amounts representing interest earned on the trust account, less any interest released to us for the payment of taxes or dissolution expenses, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

We expect that the amount of any distribution our public stockholders will be entitled to receive upon our dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to our obligations under Delaware law to provide for claims of creditors and other requirements of applicable law. Holders of our founder shares and placement shares have waived any right to any liquidation distribution with respect to those shares.

In the event of liquidation, there will be no distribution with respect to our outstanding warrants. Accordingly, the warrants will expire worthless.

Q:     When is the Business Combination expected to be completed?

A:     We currently anticipate that the Business Combination will be consummated within two days following the special meeting, provided that all other conditions to the consummation of the Business Combination have been satisfied or waived in accordance with the Merger Agreement. In any event, we expect the closing of the Transactions to occur on or prior to [•], 2020.

For a description of the conditions to the consummation of the Business Combination, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Conditions to Closing of the Transactions.”

Q:     What do I need to do now?

A:     Whether or not you plan to attend the special meeting, we urge you to read this proxy statement/prospectus (including the annexes) carefully, including the section entitled “Risk Factors” beginning on page 16, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How do I vote?

A:     If you were a holder of record of our common stock on [•], 2020, the record date for the special meeting, you may vote with respect to the proposals in person at the special meeting or any adjournment thereof, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided to you by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly represented and voted at the meeting. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the special meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:     What will happen if I abstain from voting or fail to vote at the special meeting?

A:     At the special meeting, if you abstain from voting with respect to a particular proposal, your shares will be counted as present for purposes of establishing a quorum. For purposes of approving the proposals, failure to vote or an abstention will each have the same effect as a vote “AGAINST” each of the Business Combination Proposal and the charter Proposals. A failure to vote or an abstention will have no effect on the outcome of each of the Incentive Plan Proposal, the Director Election Proposals and the Adjournment Proposal.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by us without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders at the special meeting or any adjournment thereof.

Q:     If I am not going to attend the special meeting in person, should I return my proxy card instead?

A:     Yes. Whether you plan to attend the special meeting or not, please read this proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe the proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker, or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will be counted as present for the purpose of determining the existence of a quorum at the special meeting so long as a stockholder has given the broker or other nominee voting instructions on at least one of the proposals set forth in this proxy statement/prospectus. However, broker non-votes will not be counted as “votes cast” at the special meeting. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. You may change your vote by sending a later-dated, signed proxy card to our transfer agent at the address listed under “Who can help answer my questions” below so that it is received by the transfer agent prior to the special meeting, or attend the special meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to our chief financial officer, which must be received by our chief financial officer prior to the special meeting.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     We will pay the cost of soliciting proxies for the special meeting. We intend to engage Morrow Sodali LLC, which we refer to as Morrow, to assist in the solicitation of proxies for the special meeting. We will pay Morrow a fee of $[•] plus a per call fee for any incoming or outgoing stockholder calls for such services, which fee also includes Morrow acting as the inspector of elections at the special meeting. We will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. We will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Who can help answer my questions?

A:     If you have questions about the proposals or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

James J. McEntee, III, President and Chief Financial Officer
FinTech Acquisition Corp. III
2929 Arch Street, Suite 1703
Philadelphia, Pennsylvania 19104
Tel: [•]
Email: jmce@stbwell.com

You may also contact our proxy solicitor at:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Tel: [•] or banks and brokers can call collect at [•]
Email: [•]

To obtain timely delivery, our stockholders must request the materials no later than five business days prior to the special meeting.

You may also obtain additional information about us from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to our transfer agent prior to the special meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attn: [•]

E-mail: [•]

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you. To better understand the proposals to be considered at the special meeting, including the Business Combination Proposal, whether or not you plan to attend the special meeting, we urge you to read this entire proxy statement/prospectus (including the annexes) carefully, including the section entitled “Risk Factors” beginning on page 16. See also the section entitled “Where You Can Find More Information.”

Unless otherwise specified, all share amounts and share calculations: (i) assume no exercise of redemption rights by our public stockholders, (ii) assume that an aggregate of $565.5 million in cash and an aggregate of 48.0 million shares of Parent common stock will be issued to Seller and Blocker Seller as consideration in the Business Combination, based on Holdings’ current capitalization, and (iii) do not include (a) any warrants to purchase Parent common stock that will be outstanding following the Business Combination, or (b) any equity awards that may be issued under our proposed Omnibus Plan following the Business Combination.

Parties to the Business Combination

FinTech Acquisition Corp. III

We are a Delaware special purpose acquisition company formed in March 2017 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Our securities are traded on NASDAQ under the ticker symbols “FTAC,” “FTACW” and “FTACU.” Following the Business Combination, we expect to change our name to “Paya Holdings Inc.”

The mailing address of our principal executive office is 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104, and our telephone number is (215) 701-9555.

FINTECH ACQUISITION CORP. III PARENT CORP.

Parent, a Delaware corporation, was formed by us in July 2020 to consummate the Business Combination. Parent owns no material assets and does not operate any business. Following the Transactions, Parent will be a public company and will change its name to Paya Holdings Inc. Parent intends to apply for listing of its common stock and warrants on The NASDAQ Capital Market under the symbols “PAYA” and “PAYAW,” respectively, upon the closing of the Business Combination.

The mailing address of Parent’s principal executive office is 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104, and its telephone number is (215) 701-9555.

FINTECH III MERGER SUB CORP.

Merger Sub, a Delaware corporation, is a direct wholly-owned subsidiary of Parent formed in July 2020 to consummate the Merger. In the Merger, Merger Sub will merge with and into FinTech, with FinTech being the surviving entity. Merger Sub owns no material assets and does not operate any business. After the consummation of the Business Combination, Merger Sub will cease to exist.

The mailing address of Merger Sub’s principal executive office is 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104, and its telephone number is (215) 701-9555.

GTCR-ULTRA HOLDINGS, LLC

Seller, a Delaware limited liability company, was formed in May 2017 in connection with GTCR’s investment in Paya, Inc. Seller’s principal business is to serve as a holding company in connection with GTCR’s investment.

The mailing address of Seller’s principal executive office is c/o GTCR Management XI LLC, 300 North LaSalle Street, Suite 5600, Chicago, Illinois 60654, and its telephone number is (312) 382-2200.

GTCR-ULTRA HOLDINGS II, LLC

Holdings, a Delaware limited liability company, was formed in November 2018 in connection with GTCR’s investment in Paya, Inc. Holdings’ principal business is to serve as a holding company in connection with GTCR’s investment.

The mailing address of Holdings’ principal executive office is c/o GTCR Management XI LLC, 300 North LaSalle Street, Suite 5600, Chicago, Illinois 60654, and its telephone number is (312) 382-2200.

GTCR/ULTRA BLOCKER, INC.,

Blocker, a Delaware corporation, was formed in December 2018 in connection with GTCR’s investment in Paya, Inc. Blocker’s principal business is to serve as a holding company in connection with GTCR’s investment.

The mailing address of Blocker’s principal executive office is c/o GTCR Management XI LLC, 300 North LaSalle Street, Suite 5600, Chicago, Illinois 60654, and its telephone number is (312) 382-2200.

GTCR FUND XI/C LP

Blocker Seller, a Delaware limited partnership, is an investment fund managed by GTCR.

The mailing address of Blocker Seller’s principal executive office is c/o GTCR Management XI LLC, 300 North LaSalle Street, Suite 5600, Chicago, Illinois 60654, and its telephone number is (312) 382-2200.

The Business Combination Proposal

The following summary of the Business Combination and the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A hereto.

The Merger Agreement provides for (a) Merger Sub to be merged with and into the Company with the Company being the surviving corporation in the merger and a wholly owned subsidiary of Parent, (b) through a series of transactions, Seller and Blocker Seller to contribute to Parent all of the equity interests in Holdings and Blocker in exchange for cash and shares of common stock of Parent and (c) immediately after the transactions described in clause (b), through a series of transactions, the post-closing structure will be reorganized such that Parent wholly owns the Company, the Company wholly owns Blocker, and Blocker wholly owns Holdings. Pursuant to the Merger Agreement, the aggregate consideration to be paid in the Transactions will consist of (i) based on Holdings’ current capitalization, assuming no redemptions, an estimated $565.5 million in cash and 48.0 million shares of Parent common stock, or assuming $137.5 million in redemptions, an estimated $428.0 million in cash and 61.7 million shares of Parent common stock, and (ii) up to an additional 14,000,000 shares of Parent common stock, in the event that the closing sale price of Parent common stock exceeds certain price thresholds ($15.00 and $17.50) for 20 out of any 30 consecutive trading days during the first five years following the closing of the Transactions. In addition, each outstanding share of our common stock shall be converted into one share of Parent common stock and our outstanding warrants shall, by their terms, automatically entitle the holders to purchase shares of Parent common stock upon consummation of the Business Combination.

The number of shares of Parent common stock to be issued in the Business Combination will be based on a value of $10.00 per share. For additional information regarding the consideration payable in the Business Combination, see the section in this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Consideration.”

We intend to fund the cash portion of the Business Combination consideration with the cash held in our trust account and the proceeds from the PIPE financing. To the extent not used to pay the cash portion of the Business Combination consideration, the redemption price for any properly redeemed shares of our Class A common stock, or fees and expenses related to the Merger and the other transactions contemplated by the Merger Agreement, the proceeds from the trust account and the PIPE financing will be used for general corporate purposes, which may include, but not be limited to, working capital for operations, repayment of indebtedness, capital expenditures and future acquisitions.

Pre-Business Combination Paya Structure

GTCR-Ultra Holdings, LLC
Intermediate Holding Companies
GTCR-Ultra Intermediate Holdings, Inc.
Paya Vertical Software, LLC
Operating Subsidiaries
Operating Subsidiaries

Pre-Business Combination Parent Structure

Post-Business Combination Parent Structure

GTCR-Ultra Holdings, LLC
Sponsor Stockholders
Public Stockholders
FinTech Acquisition Corp. III Parent Corp.
FinTech Acquisition Corp. III
GTCR-Ultra Blocker, Inc.
Intermediate Holding Companies
GTCR-Ultra Intermediate Holdings, Inc.
Paya Vertical Software, LLC
Operating Subsidiaries
Operating Subsidiaries

See “Proposal No. 1 — The Business Combination Proposal” for more information regarding the Business Combination and the Business Combination Proposal.

Opinion of Northland to FinTech’s Board of Directors

In connection with the Business Combination, our financial advisor, Northland Securities, Inc., which we refer to as Northland, delivered a written opinion, dated August 2, 2020, which we refer to as the Opinion, to our board of directors that, as of August 2, 2020, and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the consideration to be paid by us in the Business Combination pursuant to the Merger Agreement was fair to us, from a financial point of view, and (ii) the fair market value of Paya implied by the various financial analyses Northland conducted in connection with its opinion equaled or exceeded 80% of the amount held by us in trust for the benefit of our public stockholders (excluding any deferred underwriters’ fees and taxes payable on the income earned on the trust account).

The full text of the written opinion, which describes the assumptions made, procedures followed, matters considered, limitations on the review undertaken and qualifications contained in such opinion, is attached to this proxy statement/prospectus as Annex D and is incorporated herein by reference. We urge you to read the opinion carefully in its entirety. Northland’s opinion does not constitute a recommendation to any holder of shares of our common stock as to how such holder should vote or act with respect to the Merger Agreement or the Business Combination Proposal, whether such holder should exercise its redemption rights with respect to its shares of our common stock or as to any other matter.

Redemption Rights

Pursuant to our charter, holders of our public shares may elect to have their shares redeemed for cash at a redemption price per share calculated in accordance with our charter. As of June 30, 2020, this would have amounted to approximately $10.25 per share. If a holder of public shares properly exercises his, her or its redemption rights, then such holder will be exchanging his, her or its shares of our Class A common stock for cash and will no longer own such shares. Holders of public shares must affirmatively vote either “FOR” or “AGAINST” the Business Combination Proposal in order to exercise redemption rights. See the section entitled “Special Meeting of FinTech Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash and not continue to own our Class A common stock following consummation of the Business Combination.

Notwithstanding the foregoing, a holder of public shares, together with any of its affiliates or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from exercising redemption rights with respect to 20% or more of the public shares.

We will not consummate the Transactions or redeem any public shares if pubic stockholders redeem public shares in an amount that would cause our net tangible assets to be less than $5,000,001 or that would cause us to have insufficient funds to pay the cash portion of the Business Combination consideration and other amounts payable under the Merger Agreement.

It is a condition to closing under the Merger Agreement that at least $200.0 million remain in the trust account after payment of all requested redemptions by our public stockholders and the Company’s and certain Sponsor transaction expenses. Any redemptions by our public stockholders will decrease the funds in the trust account available to us to consummate the Merger and the other transactions contemplated by the Merger Agreement.

Impact of the Business Combination on Parent’s Public Float

We anticipate that, upon completion of the Business Combination, assuming that none of our stockholders exercise redemption rights and that an aggregate of 48.0 million shares of Parent common stock will be issued as partial consideration in the Business Combination, (1) our initial stockholders will hold approximately [•]% of Parent’s outstanding common stock, (2) our public stockholders will hold approximately [•]% of Parent’s outstanding common stock, and (3) Seller will hold approximately [•]% of Parent’s outstanding common stock. If 13.4 million shares of our Class A common stock are redeemed for cash, which assumes the maximum redemption of our shares while still providing for a minimum of $200.0 million of cash in the trust account after giving effect to payments to redeeming stockholders and the Company’s and certain Sponsor transaction expenses, and an aggregate of 61.7 million shares of Parent common stock will be issued as partial consideration in the Business Combination, upon completion of the Business Combination, (1) our initial stockholders will hold approximately [•]% of Parent’s outstanding common stock, (2) our public stockholders will hold approximately [•]% of Parent’s outstanding common stock, and (3) Seller will hold approximately [•]% of Parent’s outstanding common stock. These ownership percentages do not take into account (1) any warrants to purchase Parent common stock that will be outstanding following the Business Combination, or (2) any equity awards that may be issued under our proposed Omnibus Plan following the Business Combination. If any shares of our Class A common stock are redeemed by our public stockholders in connection with the Business Combination, the percentage of Parent’s outstanding common stock held by our public stockholders will decrease and the percentage of Parent’s outstanding common stock held by each of our initial stockholders, Cantor and Seller will increase. Similarly, if the number of shares issued as consideration in the Business Combination is greater than our estimates, the percentage of Parent’s outstanding common stock held by our public stockholders, our initial stockholders and Cantor will decrease and the percentage of Parent’s outstanding common stock held by Seller will increase.

Board of Directors of Parent Following the Business Combination

Upon consummation of the Business Combination, the Merger Agreement provides that Parent’s board of directors will consist of up to nine newly appointed directors. Each of our incumbent directors, Betsy Cohen, Mei-Mei Tuan, Pawneet Abramowski, Jan Hopkins Trachtman, Brittain Ezzes and Madelyn Antoncic, have advised us that they will resign from our board of directors upon closing of the Business Combination. Upon consummation of the Business Combination, we expect that Parent will be a controlled company within the meaning of the NASDAQ corporate governance requirements, in which case Parent will elect not to comply with certain of such requirements, including the requirements that a majority of the board of directors consist of independent directors and that the nominating and governance committee and compensation committee be composed entirely of independent directors. These requirements would not apply to Parent as long as it remains a controlled company. See “Management Following the Business Combination” for additional information.

Regulatory Matters

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, and the related rules and regulations issued by the Federal Trade Commission, which we refer to as the FTC, certain transactions, including the Business Combination, may not be consummated until notifications have been given and specified information and documentary material have been furnished to the FTC and the United States Department of Justice, which we refer to as the DOJ, and the applicable waiting periods have expired or been terminated. The completion of the Business Combination is conditioned upon the expiration or early termination of the HSR Act waiting period. On [•], 2020, we and [Holdings] will file our respective notification and report forms under the HSR Act with the DOJ and the FTC. The initial 30-day waiting period will expire on [•], 2020. See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Covenants of the Parties” for additional information.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization under the scope of the Financial Accounting Standards Board’s Accounting Standards Codification 805, Business Combinations (“ASC 805”), in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Under this method of accounting, FinTech will be treated as the “acquired” company and Holdings will be considered the accounting acquiror for accounting purposes. The Business Combination will be treated as the equivalent of Holdings issuing stock for the net assets of FinTech, accompanied by a recapitalization. The net assets of Holdings and FinTech will be stated at historical cost. No goodwill or intangible assets will be recorded in connection with the Business Combination.

Appraisal Rights

Appraisal rights are not available to our stockholders in connection with the Merger.

Reasons for the Business Combination

Our board of directors has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, has determined that the Merger Agreement and the transactions contemplated thereby, are fair and in the best interest of the Company and our stockholders, and unanimously recommends that our stockholders vote “FOR” the Business Combination Proposal. For a description of the reasons considered by our board of directors in deciding to recommend adoption of the Merger Agreement, see the sections entitled “Proposal No. 1. The Business Combination Proposal — FinTech’s Board of Directors’ Reasons for the Approval of the Business Combination” and “Proposal No. 1. The Business Combination Proposal — Recommendation of the Board.”

The Charter Proposals

In connection with the Business Combination Proposal, and in order to allow us to complete the Business Combination, we are asking you to approve the following material differences between the organizational documents of Parent that will be in effect upon the closing of the Transactions and our charter:

•        the name of the new public entity will be “Paya Holdings Inc.” as opposed to “FinTech Acquisition Corp. III”.

•        Parent will have 500,000,000 authorized shares of common stock and 50,000,000 authorized shares of preferred stock, as opposed to the Company having 101,000,000 authorized shares of capital stock, consisting of 85,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, and 1,000,000 authorized shares of preferred stock.

•        Parent’s organizational documents include various provisions that our charter does not provide for, including the ability for stockholders to act by written consent in certain circumstances, the ability to remove directors without cause in certain circumstances, and supermajority voting requirements applicable in certain circumstances.

•        Parent’s organizational documents do not include the various provisions applicable only to special purpose acquisition companies that our charter contains (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

See the section entitled “The Charter Proposals” for more information.

The Incentive Plan Proposal

Our proposed Omnibus Plan will be effective upon closing of the Business Combination, subject to approval by our stockholders at the special meeting. The proposed Omnibus Plan will reserve up to 8,800,000 shares of Parent common stock for issuance in accordance with the plan’s terms. The purpose of the Omnibus Plan is to provide eligible employees, directors and consultants the opportunity to receive stock-based incentive awards in order to encourage them to contribute materially to Parent’s growth and to align the economic interests of such persons with those of its stockholders. The summary of the Omnibus Plan above is qualified in its entirety by reference to the complete text of the Omnibus Plan, a copy of which is attached as Annex B to this proxy statement/prospectus. You are encouraged to read the Omnibus Plan in its entirety. See the section entitled “Proposal No. 3 — The Incentive Plan Proposal.”

The Existing Director Election Proposal

We are asking you to consider and vote upon a proposal to elect three Class II directors to serve on our board of directors until the 2022 annual meeting of stockholders, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death. If the Business Combination is consummated, FinTech will become a wholly owned subsidiary of Parent and we expect each of FinTech’s directors will resign. See the section entitled “Proposal No. 4 — The Existing Director Election Proposal” for more information.

The Controlled Company Director Election Proposal

We are asking you to consider and vote upon a proposal to elect, effective as of, and contingent upon, the consummation of the Business Combination, nine persons to serve as directors on Parent’s board of directors in the event that Parent is a controlled company upon the consummation of the Business Combination, until the expiration of their applicable term, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death. See the section entitled “Proposal No. 5 — The Controlled Company Director Election Proposal” for more information.

The Alternative Director Election Proposal

We are asking you to consider and vote upon a proposal to elect, effective as of, and contingent upon, the consummation of the Business Combination, eight persons to serve as directors on Parent’s board of directors in the event that Parent is not a controlled company upon the consummation of the Business Combination, until the expiration of their applicable term, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death. See the section entitled “Proposal No. 6 — The Alternative Director Election Proposal” for more information.

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the special meeting to permit us to approve the Business Combination Proposal, the charter Proposals, the Incentive Plan Proposal or the Director Election Proposals, the Adjournment Proposal allows us to adjourn the special meeting to a later date, if necessary, to permit further solicitation of proxies. See the section entitled “Proposal No. 7 — The Adjournment Proposal” for more information.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of our stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if a majority of the shares of our common stock outstanding and entitled to vote at the special meeting is represented at the meeting in person or by proxy. An abstention from voting, shares represented at the special meeting in person or by proxy but not voted on one or more proposals or the failure of a stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee on one or more but less than all of the proposals set forth in this proxy statement/prospectus (a “broker non-vote”) will each count as present for the purposes of establishing a quorum. As of the date of this proxy statement/prospectus, our executive officers, directors and affiliates held approximately [•]% of our outstanding shares of common stock. All of such shares will be voted in favor of the Business Combination Proposal and other proposals described in this proxy statement/prospectus and presented at the special meeting.

The approval of the Business Combination Proposal requires the affirmative vote of holders of a majority of the outstanding shares of our common stock. Accordingly, a stockholder’s failure to vote by proxy or to vote in person at the special meeting, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the Business Combination Proposal.

The approval of each charter Proposal requires the affirmative vote of holders of a majority of the outstanding shares of our common stock entitled to vote on such proposal. Accordingly, a stockholder’s failure to vote in person or by proxy, a broker non-vote or an abstention on any of the charter Proposals will have the same effect as a vote “AGAINST” such proposal.

The approval of each of the Incentive Plan Proposal and the Adjournment Proposal requires the affirmative vote of holders of a majority of the total votes cast on such proposal. In order to be elected as a director as described in the Director Election Proposals, a nominee must receive a plurality of all the votes cast at the special meeting, which means that the nominees with the most votes are elected. Accordingly, neither a stockholder’s failure to vote in person or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of the Incentive Plan Proposal, the Director Election Proposals or the Adjournment Proposal.

The Business Combination Proposal is conditioned on the approval of the charter Proposals. In addition, (i) the charter Proposals are conditioned on the approval of the Business Combination Proposal and (ii) the Incentive Plan Proposal and is conditioned on the approval of the Business Combination Proposal and the charter Proposals. Neither the Existing Director Election Proposal nor the Adjournment Proposal is conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus. It is important for you to note that if the

Business Combination Proposal is not approved by our stockholders, or if any other proposal is not approved by our stockholders and we and Holdings do not waive the applicable closing condition under the Merger Agreement, then we will not consummate the Transactions. If we do not consummate the Business Combination and fail to complete an initial business combination by November 20, 2020, we will be required to dissolve and liquidate our trust account by returning the then remaining funds in such account to the public stockholders, unless our stockholders approve an amendment extending the period for us to complete a business combination. The Merger Agreement requires us to propose a charter amendment to our stockholders for the purpose of effecting an extension. See the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Covenants of the Parties” for more information.

Recommendation to FinTech Stockholders

Our board of directors believes that each of the Business Combination Proposal, the charter Proposals, the Incentive Plan Proposal, the Director Election Proposals and the Adjournment Proposal to be presented at the special meeting is in the best interest of FinTech and unanimously recommends that our stockholders vote “FOR” each of the proposals.

Interest of Certain Persons in the Business Combination

When you consider the recommendation of our board of directors in favor of approval of these proposals, you should also consider that our directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests as a stockholder. These interests include, among other things:

•        that our Sponsor, officers and directors will hold Parent common stock following the Business Combination, subject to lock-up agreements;

•        that our Sponsor, officers and directors will hold placement warrants to purchase shares of Parent common stock;

•        that our Sponsor, officers and certain of our directors paid an aggregate of $8,325,000 for their founder shares, placement shares and placement warrants and that such securities should have a significantly higher value at the time of the Business Combination and will have little or no value if we do not complete the Business Combination;

•        that our Sponsor, officers and directors have waived their redemption rights with respect to their founder shares, placement shares and public shares in connection with the Business Combination, and have waived their redemption and liquidation rights with respect to their founder shares and placement shares if we are unable to complete a business combination by November 20, 2020;

•        if we are unable to complete a business combination by November 20, 2020, our Chief Executive Officer will be personally liable to ensure that the proceeds in the trust account are not reduced below $10.00 per public share by the claims of target businesses or claims of vendors or other entities to which we owe money for services rendered or contracted for or products sold to us, but only if such a vendor or target business has not executed such a waiver;

•        that our Chairman of the Board and our Chief Executive Officer have agreed to loan us funds in an amount up to $1,500,000 for working capital requirements and to finance transaction costs in connection with an initial business combination, and any amounts outstanding under this loan will not be repaid from the trust account if we are unable to complete a business combination by November 20, 2020; and

•        the continued indemnification of our current directors and officers and the continuation of directors’ and officers’ liability insurance after the Business Combination.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding us, our securities or Paya, our Sponsor, directors, officers and their respective affiliates may purchase our securities on the open market, and may enter into agreements to purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or who have elected or redeem, or indicate an intention to redeem, their shares in connection with the Business Combination. Any such privately negotiated purchases may be effected at purchase prices that are in excess of fair market value or in excess of the per-share pro rata portion of the trust account. Our initial stockholders, directors, officers, advisors and their respective affiliates may also enter into transactions with stockholders and others to provide them with incentives to acquire shares of our common stock or vote their shares in favor of the Business Combination Proposal. While the exact nature of such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such persons against potential loss in value of their shares, including the granting of put options and the transfer to such persons of shares or warrants for nominal value. Our initial stockholders, directors, officers or their respective affiliates will not effect any such purchases when they are in possession of any material non-public information relating to us or Paya, during a restricted period under Regulation M under the Exchange Act or in a transaction which would violate Section 9(a)(2) or Rule 10(b)-5 under the Exchange Act.

The purpose of such purchases and other transactions would be to increase the likelihood that the Business Combination Proposal is approved and to decrease the likelihood that holders will request redemption of public shares and cause us to have insufficient funds to pay the cash portion of the Business Combination consideration and other amounts required under the Merger Agreement. Entering into any such arrangements may have a depressive effect on the price of our common stock or the common stock of Parent. For example, if as a result of these arrangements an investor or holder purchases shares for nominal value, the investor or holder may be more likely to sell such shares immediately following the closing of the Business Combination for a price below market value.

If such transactions are effected, the consequence could be to cause the Business Combination Proposal to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert disproportionate influence over the approval of the Business Combination Proposal and other proposals to be presented at the special meeting and would likely increase the chances that such proposals would be approved.

As of the date of this proxy statement/prospectus, no such agreements to sell or purchase shares prior to the record date have been entered into with any such investor or holder. We will file a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that are not described in this proxy statement/prospectus and that would affect the vote on the Business Combination Proposal.

Risk Factors

In evaluating the proposals set forth in this proxy statement/prospectus, whether or not you plan to attend the special meeting, we urge you to read this proxy statement/prospectus (including the annexes) carefully, including the section entitled “Risk Factors” beginning on page 16.

SELECTED HISTORICAL FINANCIAL INFORMATION OF FINTECH

FinTech is providing the following selected historical financial information to assist the analysis of the financial aspects of the Business Combination.

FinTech’s statement of operations data for the years ended to December 31, 2019 and 2018 and balance sheet data as of December 31, 2019 and 2018 are derived from FinTech’s audited financial statements included elsewhere in this proxy statement/prospectus. FinTech’s statement of operations data for the period ended December 31, 2017 and the balance sheet as of December 31, 2017 were derived from audited financial statements not included in this proxy statement/prospectus. FinTech’s statement of operations data for the six months ended June 30, 2020 and 2019 and balance sheet data as of June 30, 2020 are derived from FinTech’s unaudited financial statements included elsewhere in this proxy statement/prospectus. FinTech’s balance sheet data as of June 30, 2019 is derived from unaudited financial information not included in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with FinTech’s consolidated financial statements and related notes and “FinTech’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of FinTech.

In thousands except shares and per share data	For the six months ended June 30, 2020	For the six months ended June 30, 2019	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from March 21, 2017 (inception) through December 31, 2017
	(Unaudited)	(Unaudited)
Income Statement Data:
Loss from operations	$(877)	$(955)	$(2,065)	$(215)	$(1)
Net income (loss)	$598	$2,376	$4,276	$543	$(1)
Weighted average shares outstanding of Class A redeemable common stock	34,500,000	34,500,000	34,500,000	34,500,000	—
Basic and diluted net income per share, Class A	$0.04	$0.09	$18.00	$0.02	$—
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	9,787,500	9,787,500	9,787,500	9,787,500	7,732,500
Basic and diluted net loss per share, Class A and Class B	$(0.08)	$(0.09)	$(0.19)	$(0.01)	$(0.00)
Balance Sheet Data (at period end):
Cash	$148	$1,484	$451	$2,300	$—
Cash and marketable securities held in Trust Account	353,479	348,976	351,860	345,940	—
Total assets	353,742	350,586	352,558	348,333	2
Total liabilities	15,528	14,870	14,942	14,993	3
Common stock subject to possible redemption	333,214	330,716	332,616	328,340	—
Total stockholders’ equity	5,000	5,000	5,000	5,000	2

SELECTED HISTORICAL FINANCIAL INFORMATION OF HOLDINGS

The following table shows the selected historical financial information of Holdings for the periods and as of the dates indicated.

The selected statement of operations data of Holdings for the years ended December 31, 2019 and 2018, for the period January 1, to July 31, 2017 (“Predecessor Period”), the period August 1, to December 31, 2017 (“Successor Period”) and the balance sheet data as of December 31, 2019, 2018, 2017 and July 31, 2017 were derived from the audited historical consolidated financial statements of Holdings. The selected statement of operations data of Holdings for the six months ended June 30, 2020 and 2019 and the balance sheet data as of June 30, 2020 was derived from the unaudited interim consolidated financial statements of Holdings. The balance sheet data as of June 30, 2019 and as of July 31, 2017 were derived from unaudited interim information not included in this proxy statement/prospectus.

The following selected historical financial information should be read together with the consolidated financial statements and accompanying notes and “Holdings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace Holdings’ consolidated financial statements and the related notes. Holdings’ historical results are not necessarily indicative of Holdings’ future results, and Holdings’ results as of and for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Holdings, prior to and without giving pro-forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results Parent will see going forward. See “Summary of the Proxy Statement/Prospectus — The Parties to the Business Combination — Holdings” and “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus.

	Successor					Predecessor
In thousands except shares	For the six months ended June 30, 2020	For the six months ended June 30, 2019	For the year Ended December 31, 2019	For the year Ended December 31, 2018	Period from August 1, to December 31, 2017	Period from January 1, to July 31, 2017
	(Unaudited)	(Unaudited)
Income Statement Data:
Revenue	$100,226	$101,632	$203,374	$185,078	$75,227	$106,912
Cost of services exclusive of depreciation and amortization	(49,409)	(51,282)	(101,564)	(96,027)	(40,352)	(55,586)
Income (loss) from operations	9,225	5,452	9,431	6,329	(12,854)	16,976
Interest expense	(9,339)	(10,264)	(20,043)	(13,630)	(5,420)	(460)
Income tax benefit (expense)	69	1,650	2,420	3,879	17,761	(6,660)
Net income (loss)	$(50)	$(3,308)	$(9,024)	$(3,318)	$(567)	$9,966
Less: Net loss attributable to non-controlling interests	—	—	—	(148)	—	—
Net income (loss) attributable to GTCR-Ultra Holdings II, LLC	$(50)	$(3,308)	$(9,024)	$(3,170)	$(567)	$9,966
Balance Sheet Data (at period end):
Cash and cash equivalents	$24,900	$17,158	$25,957	$14,164	$12,290	$1,243
Total assets	489,863	514,278	484,371	495,451	422,269	349,557
Total liabilities	354,881	375,883	350,007	359,366	291,763	93,436
Total member’s equity	134,982	138,395	134,364	136,085	130,506	256,121

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial information (the “selected pro forma data”) gives effect to the reverse acquisition of Holdings by FinTech as described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination will be accounted for as a reverse merger, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, FinTech will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of the sellers issuing shares for the net assets of FinTech, accompanied by a recapitalization. The net assets of FinTech will be stated at historical cost, with no goodwill or other intangible assets recorded. The selected unaudited pro forma condensed combined balance sheet data as of June 30, 2020 gives effect to the Business Combination and financing activities described above as if they had occurred on June 30, 2020. The selected unaudited pro forma condensed combined statement of operations data for the six months ended June 30, 2020 and for the year ended December 31, 2019 give effect to the Business Combination and financing activities described above as if they had occurred on January 1, 2019.

The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information (the “Pro Forma Financial Statements”) of FinTech and Holdings appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the Pro Forma Financial Statements. In addition, the pro forma financial statements were based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of the entities for the applicable periods included in this proxy statement/prospectus. The selected unaudited pro forma data has been presented for informational purposes only and are not necessarily indicative of what the combined financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. The unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Business Combination. In addition, the selected unaudited pro forma data does not purport to project the future financial position or operating results of FinTech and Holdings subsequent to the close of the Business Combination.

	As of June 30, 2020
	Assuming No Redemption	Assuming Maximum Redemption(1)
	(in thousands)
Selected Unaudited Pro Forma Combined Balance Sheet Data
Total assets	$460,908	$460,908
Total liabilities	$352,311	$352,311
Total equity	$108,597	$108,597
	Assuming No Redemption		Assuming Maximum Redemption(1)
	For the six months ended June 30, 2020	For the year ended December 31, 2019	For the six months ended June 30, 2020	For the year ended December 31, 2019
Selected Unaudited Pro Forma Condensed Combined Statement of Operations
Revenue	$100,226	$203,374	$100,226	$203,374
Weighted average shares outstanding – basic and diluted	110,128,250	110,128,250	110,458,250	110,458,250
Net loss per share – basic and diluted	$(0.00)	$(0.08)	$(0.00)	$(0.08)

____________

(1)      This presentation assumes that the Company’s public stockholders will redeem approximately 13.4 million shares for aggregate redemption payments of $137.5 million. Aggregate redemption payments of $137.5 million were calculated as the difference between (i) available trust cash of $353.5 million less estimated FinTech transaction expenses of $16.0 million (“Available Closing Date Trust Cash”) and (ii) minimum funds required of $200.0 million. This scenario results in minimum total cash of $400.0 million after the PIPE financing of $250.0 million. The number of public redemption shares of approximately 13.4 million shares was calculated based on the estimated per share redemption value of $10.25 ($353.5 million in trust account divided by 34.5 million outstanding FinTech public shares).

COMPARATIVE PER SHARE DATA

The following table sets forth selected historical equity ownership information for Parent and unaudited pro forma condensed consolidated combined per share ownership information of Parent after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•        Assuming No Redemption — This presentation assumes that none of the Company’s public stockholders exercise redemption rights with respect to their shares for a pro rata portion of the funds in the Company’s trust account upon consummation of the Business Combination.

•        Assuming Maximum Redemption — This presentation assumes that the Company’s public stockholders will redeem approximately 13.4 million shares for aggregate redemption payments of $137.5 million. Aggregate redemption payments of $137.5 million were calculated as the difference between (i) available trust cash of $353.5 million less estimated FinTech transaction expenses of $16.0 million (“Available Closing Date Trust Cash”) and (ii) minimum funds required of $200.0 million. This scenario results in minimum total cash of $400.0 million after the PIPE financing of $250.0 million. The number of public redemption shares of approximately 13.4 million shares was calculated based on the estimated per share redemption value of $10.25 ($353.5 million in trust account divided by 34.5 million outstanding FinTech public shares).

The book value per share reflects the Business Combination as if it had occurred on June 30, 2020. The loss per share information reflects the Business Combination as if it had occurred at the beginning of the period indicated.

The historical information should be read in conjunction with the sections entitled “Selected Historical Financial Information of FinTech” and “Selected Historical Financial Information of Holdings” and the historical consolidated and combined financial statements of the Entities and the related notes thereto included in this proxy statement/prospectus. The unaudited pro forma condensed consolidated combined per share data are presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the Business Combination had been completed as of the date indicated or will be realized upon the completion of the Business Combination. The historical information contained in the following table for the six months ended June 30, 2020 should be read in conjunction with FinTech’s and Holdings’ unaudited condensed consolidated statement of operations for the six months ended June 30, 2020 and the related notes included elsewhere herein. The historical information contained in the following table for the year ended December 31, 2019 should be read in conjunction with FinTech’s and Holdings audited consolidated statement of operations for the year ended December 31, 2019 and the related notes included elsewhere herein.

		Combined Pro Forma
	FinTech	Assuming No Redemption	Assuming Maximum Redemption
	(in thousands, except share and per share amounts)
As of and for the six months ended June 30, 2020 (Unaudited)
Book value per share(1)(2)	$0.11	$0.99	$0.98
Weighted average shares of Common Stock outstanding – basic and diluted	N/A	110,128,250	110,458,250
Weighted average shares outstanding of Class A redeemable common stock	34,500,000	N/A	N/A
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	9,787,500	N/A	N/A
Basic and diluted net income per share, Class A	$0.04	$(0.00)	$(0.00)
Basic and diluted net loss per share, Class A and Class B	$(0.08)	N/A	N/A
As of and for the year ended December 31, 2019
Book value per share(1)(2)	0.11	N/A (3)	N/A (3)
Weighted average shares of Common Stock outstanding – basic and diluted	N/A	110,128,250	110,458,250
Weighted average shares outstanding of Class A redeemable common stock	34,500,000	N/A	N/A
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	9,787,500	N/A	N/A
Basic and diluted net income per share, Class A	$0.18	$(0.08)	$(0.08)
Basic and diluted net loss per share, Class A and Class B	$(0.19)	N/A	N/A

____________

(1)      No historical comparative data shown for GTCR Ultra II Holdings, LLC as the entity is a single member LLC and no such data is disclosed in the historical financials. Refer to the historical financial statements included elsewhere in this proxy statement/prospectus

(2)      Book value per share is calculated as Total Shareholders’ (Members’) Equity (Deficit) divided by Total Basic (or Diluted) Outstanding Shares

(3)      Pro forma balance sheet for year ended December 31, 2019 not required and as such, no such calculation included in this table

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this proxy statement/prospectus that reflect our current views with respect to future events and financial performance, business strategies, expectations for our business, and the timing and ability for us to complete the Business Combination and any other statements of a future or forward-looking nature, constitute “forward-looking statements” for the purposes of federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. The information included in this proxy statement/prospectus in relation to Paya has been provided by Paya and its management, and forward-looking statements include statements relating to Paya’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” “will,” “approximately,” “shall” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about the benefits of the Business Combination and the future financial performance of Parent following the Business Combination.

The forward-looking statements contained in this proxy statement/prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us and/or Parent. You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the proposals set forth in this proxy statement/prospectus. We cannot assure you that future developments affecting us and/or Parent will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of Paya) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our and/or Paya’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to:

•        the timing to complete the Transactions;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•        the outcome of any legal proceedings that may be instituted against us or Paya in connection with the Merger and related transactions;

•        the inability to complete the Merger and the other transactions contemplated by the Merger Agreement due to the failure to obtain the requisite approval of our stockholders, or other conditions to closing in the Merger Agreement;

•        Parent’s ability to obtain the listing of its common stock and warrants on NASDAQ following the Merger;

•        the risk that the proposed Transactions disrupt Paya’s current operations as a result of the announcement and consummation of the transactions described herein;

•        the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably;

•        costs related to the Transactions;

•        changes in applicable laws or regulations;

•        the possibility that we or Paya may be adversely affected by other economic, business and/or competitive factors; and

•        other risks and uncertainties, including those described under the heading “Risk Factors.”

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair the business of Parent following the Business Combination. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included elsewhere in this proxy statement/prospectus.

Risks Relating to Paya’s Business

The following risk factors apply to the business and operations of Paya and its consolidated subsidiaries and will also apply to the business and operations of Parent following the completion of the Business Combination. As used in this section the terms “we,” “us” and “our” refer to Paya and Parent, as applicable.

COVID-19 Risk Factor

The recent novel coronavirus, or COVID-19, global pandemic has had and is expected to continue to have a material adverse effect on our business and results of operations.

In late 2019, COVID-19 was first detected in Wuhan, China. In March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures, including “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventive measure, have adversely affected workforces, customers, consumer sentiment, economies, and financial markets, and, along with decreased consumer spending, have led to an economic downturn in the United States.

Numerous state and local jurisdictions, including in markets where we operate, have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, travel restrictions, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. For example, the federal and state governments in the United States have imposed social distancing measures and restrictions on movement, only allowing essential businesses to remain open in certain areas. Such orders or restrictions have resulted in the temporary closure of many of our customers’ operations, work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other effects, any of which may materially impact our business and results of operations.

The COVID-19 pandemic and subsequent shelter-in-place and social distancing policies, as well as the broader economic decline, had a material impact on our business in the year-to-date period. Many of our customers experienced a decline in transaction volumes from pre COVID-19 levels. However, given many of our customers leverage our payment technology to accept transactions in a card-not-present environment, their business operations were not impacted dramatically. Further, most of our recurring or contractual transactions are B2B and not tied to consumer discretionary spend and, as such, were not significantly impacted. This was evident by stable or growing volumes in our B2B Goods & Services, Government & Utilities, and Non-Profit verticals. Lastly, we benefited from our lack of concentration in end markets which saw steep declines, such as restaurants, travel, hospitality, and brick-and-mortar retail.

In response to these developments, we took precautionary measures to ensure the safety of our employees, support our customers, and mitigate the impact on our financial position and operations. We seamlessly implemented remote working capabilities for our entire organization with minimal disruption to our operations or key operating performance indicators. We also identified opportunistic expenses reductions which increased operating efficiencies and provided additional profitability in the period.

Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market. We are unable to accurately predict the ultimate impact that COVID-19 will have on our operations due to the unknown duration and severity of the COVID-19 pandemic, effect of new government regulations arising in response to the pandemic, and the speed and extent to which economic and operating conditions and consumer behavior will return to normal. Even as our customers re-open their operations, we cannot accurately predict the ongoing impact of government regulations and changing consumer behavior on our business. While we have not seen a meaningful degradation in new customer enrollment or an increase in existing customer attrition as a result of COVID-19, it is possible that those business trends may change if economic hardship across the country forces business closures. Any significant reduction in consumer visits to, or spending at, our customers’ establishments would result in a loss of revenue to us. In particular, we cannot accurately forecast the potential impact of additional outbreaks as government restrictions are relaxed, further shelter-in-place or other government restrictions are implemented in response to such outbreaks, or the impact on the ability of our customers to remain in business as a result of the ongoing pandemic, which could result in additional chargeback or customer receivable losses. Further, disruptions in the business operations of our prospective partners because of their responses to COVID-19 may result in delays in the formation or implementation of new partnerships.

In addition, the global deterioration in economic conditions, which may have an adverse impact on discretionary consumer spending, could also impact our business. For instance, consumer spending may be negatively impacted by general macroeconomic conditions, including a rise in unemployment, and decreased consumer confidence resulting from the COVID-19 pandemic. Changing consumer behaviors because of the COVID-19 pandemic may also have a material impact on our revenue for the foreseeable future.

In the past, governments have taken unprecedented actions in attempts to address and rectify these extreme market and economic conditions by providing liquidity and stability to financial markets. If these actions are not successful, the return of adverse economic conditions may cause a material impact on our ability to raise capital, if needed, in a timely basis and on acceptable terms or at all.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our liquidity, indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

The payment processing industry is highly competitive and such competition is likely to increase, which may adversely influence the prices we can charge to merchants for our services and the compensation we must pay to our distribution partners, and as a result, our profit margins.

The payment processing industry is highly competitive. We primarily compete in the middle market merchant industry. Competition has increased recently as other providers of payment processing services have established a sizable market share in the middle market. Our primary competitors for middle market merchants include financial institutions and their affiliates and well-established payment processing companies that target middle market merchants directly and through third parties, including EVO Payments, REPAY, i3 Verticals, Stripe, and the acquiring arms of FIS, FISERV, and Global Payments. We also compete with many of these same entities for distribution partners. For example, many of our distribution partners are not exclusive to us but also have relationships with our competitors, such that we must continually expend resources to maintain those distribution partner relationships. Our growth will depend on our ability to increase our market share through successful competitive efforts to gain new merchants and distribution partners.

In addition, many financial institutions, subsidiaries of financial institutions or well-established payment processing companies with which we compete, have substantially greater capital, technological, and marketing resources than we have. These factors may allow our competitors to offer better pricing terms to merchants and more attractive compensation to distribution partners, which could result in a loss of our potential or current merchants and distribution partners. This competition may effectively limit the prices we can charge our merchants, cause us to increase the compensation we pay to our distribution partners and require us to control costs aggressively to maintain acceptable profit margins. Our future competitors may also develop or offer services that have price or other advantages over the services we provide.

We are also facing new competition from emerging and non-traditional payment processing companies as well as traditional companies offering alternative electronic payments services and products. Certain of these competitors integrate proprietary software and service solutions with electronic payments services and have significant financial resources and robust networks that could allow them to have access to merchants needing electronic payments services. If these new entrants gain a greater share of total electronic payments transactions, they could impact our ability to retain and grow our relationships with merchants and distribution partners. These new entrants also may compete in ways that minimize or remove the role of traditional payment gateways in the electronic payments process upon which our services are based, which could also limit our ability to retain or grow those relationships.

To acquire and retain a segment of our merchants, we depend in part on distribution partners that may not serve us exclusively and are subject to attrition.

We rely in significant part on the efforts of integrated software vendors and referral partners to market our services to merchants seeking to establish an integrated payment processing relationship. These distribution partners seek to introduce us, as well as our competitors, to newly established and existing middle market merchants. Generally, our agreements with distribution partners (except for a portion of our Integrated Solutions and Payment Services segments) are not exclusive and distribution partners retain the right to refer merchants to other merchant acquirers. Gaining and maintaining loyalty or exclusivity can require financial concessions to maintain current distribution partners and merchants or to attract potential distribution partners and merchants from our competitors. We have been required, and expect to be required in the future, to make concessions when renewing contracts with our distribution partners and such concessions can have a material impact on our financial condition or operating performance. If these distribution partners switch to another merchant acquirer, cease operations or become insolvent, we will no longer receive new merchant referrals from them, and we risk losing existing merchants that were originally enrolled by them. We cannot accurately predict the level of attrition of our distribution partners or merchants in the future, particularly those merchants we acquired as customers in the portfolio acquisitions we have completed in the past three years, which makes it difficult for us to forecast growth. If we are unable to establish relationships with new distribution partners or merchants, or otherwise increase our transaction processing volume to counter the effect of this attrition, our revenues will decline.

Unauthorized disclosure of merchant or cardholder data, whether through breach of our computer systems, computer viruses, or otherwise, could expose us to liability, protracted and costly litigation and damage our reputation.

We are responsible for data security for ourselves and for third parties with whom we partner and under the rules and regulations established by the payment networks, such as Visa, MasterCard, Discover and American Express, and debit card networks and by industry regulations and standards that may be promulgated by organizations such as National Automated Clearing House Association (“NACHA”), which manages the governance of the Automated Clearing House (“ACH”) network. These third parties include merchants, our distribution partners and other third-party service providers and agents. We and other third parties collect, process, store and/or transmit sensitive data, such as names, addresses, social security numbers, credit or debit card numbers and expiration dates, driver’s license numbers and bank account numbers. We have ultimate liability to the payment networks and our bank that sponsors our registration with Visa or MasterCard for our failure or the failure of third parties with whom we contract to protect this data in accordance with Payment Card Industry Data Security Standards (“PCI DSS”) and network requirements. The loss, destruction or unauthorized modification of merchant or cardholder data by us or our contracted third parties could result in significant fines, sanctions and proceedings or actions against us by the payment networks, card issuing banks, governmental entities, consumers or others.

Threats may derive from human error, fraud, or malice on the part of employees or third parties, or from accidental technological failure. For example, certain of our employees have access to sensitive data that could be used to commit identity theft or fraud. Concerns about security increase when we transmit information electronically because such transmissions can be subject to attack, interception, or loss. Also, computer viruses can be distributed and spread rapidly over the Internet and could infiltrate our systems or those of our contracted third parties. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or to create a diversion for other malicious activities. These types of actions and attacks and others could disrupt our delivery of services or make them unavailable. Any such actions or attacks against us or our contracted third parties could impugn our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, result in the loss of our bank sponsors or our ability to participate in the payment networks, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

We and our contracted third parties could be subject to security breaches by hackers. Our encryption of data and other protective measures may not prevent unauthorized access to or use of sensitive data. A breach of a system may subject us to material losses or liability, including payment network fines, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation, or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter merchants from using electronic payments generally and our services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or by the payment networks. While we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks, our insurance coverage may be insufficient to cover all losses. In addition, a significant cybersecurity breach of our systems or communications could result in payment networks prohibiting us from processing transactions on their networks or the loss of our bank sponsors that facilitate our participation in the payment networks, either of which could materially impede our ability to conduct business.

Although we generally require that our agreements with distribution partners or our service providers which may have access to merchant or cardholder data include confidentiality obligations that restrict these parties from using or disclosing any merchant or cardholder data except as necessary to perform their services under the applicable agreements, we cannot guarantee that these contractual measures will prevent the unauthorized use, modification, destruction or disclosure of data or allow us to seek reimbursement from the contracted party. In addition, many of our merchants are middle market businesses that may have limited competency regarding data security and handling requirements and thus may experience data breaches. Any unauthorized use, modification, destruction, or disclosure of data could result in protracted and costly litigation, and our incurring significant losses.

In addition, our agreements with our bank sponsors and our third-party payment processors (as well as payment network requirements) require us to take certain protective measures to ensure the confidentiality of merchant and consumer data. Any failure to adequately comply with these protective measures could result in fees, penalties, litigation, or termination of our bank sponsor agreements.

Any significant unauthorized disclosure of sensitive data entrusted to us would cause significant damage to our reputation, and impair our ability to attract new distribution partners, and may cause parties with whom we already have such agreements to terminate them.

Degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain merchants and partners.

Our merchants and partners expect a consistent level of quality in the provision of our products and services, which are a significant element of the value proposition we offer to them. If the reliability or functionality of our products and services is compromised or the quality or support of such products and services is otherwise degraded, we could lose existing merchants and partners and find it harder to attract new merchants and partners. If we are unable to scale our support functions to address the growth of our merchant portfolio and partner network, the quality of our support may decrease, which could also adversely affect our ability to attract and retain merchants and partners.

Failing to successfully implement initiatives to grow or improve our products and services could also adversely impact our business. While we offer redundant back-up capabilities inside of our data center environments, we still have site specific risk related to physical or communication network-based outages. Additionally, we rely on Amazon Web Services (“AWS”) to operate certain aspects of our service, including providing a distributed computing infrastructure platform for business operations, or what is commonly referred to as a “cloud” computing service. While we are in the process of building out full redundancy to prevent downtime in the case of an outage, we currently may encounter disruptions or interference in connection with our use of AWS. This could have an impact on our operations and consequently, our business would be adversely impacted if our partners and merchants leave due to a downtime or disruption.

Potential distribution partners and merchants may be reluctant to switch to a new merchant acquirer, which may adversely affect our growth.

Many potential distribution partners and merchants worry about potential disadvantages associated with switching payment providers, such as a loss of accustomed functionality, increased costs, and business disruption. For our distribution partners, switching to us from another payment provider or integrating with us may constitute a significant undertaking. As a result, many distribution partners and merchants often resist change. There can be no assurance that our strategies for overcoming potential reluctance to change vendors or initiate a relationship with us will be successful, and this resistance may adversely affect our growth and performance results.

We are subject to extensive government regulation, and any new laws and regulations, industry standards or revisions made to existing laws, regulations or industry standards affecting the electronic payments industry may have an unfavorable impact on our business, financial condition and results of operations.

In addition to those regulations discussed below that are imposed by the cards networks, NACHA and PCI DSS, we are subject to numerous regulations that affect electronic payments including, U.S. financial services regulations, consumer protection laws, escheat regulations, the Family Educational Rights and Privacy Act (“FERPA”), the Protection of Pupil Rights Amendment (“PPRA”), the Health Insurance Portability and Accountability Act (“HIPAA”) and other privacy and information security regulations. Regulation and proposed regulation of our industry has increased significantly in recent years, with states enacting regulations in areas that have historically only been federally regulated. Changes to statutes, regulations, or industry standards, including interpretation and implementation of statutes, regulations, or standards, could increase our cost of doing business, affect our competitive balance, and significantly increase the difficulty of compliance. Failure to comply with regulations may have an adverse effect on our business, including the limitation, suspension or termination of services provided to, or by, third parties, and the imposition of penalties or fines.

Interchange fees, which are typically paid by the payment processor to the issuer in connection with electronic payments, are subject to increasingly intense legal, regulatory, and legislative scrutiny. In particular, the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act, (“ the Dodd-Frank Act”), significantly changed the U.S. financial regulatory system by regulating and limiting debit card fees charged by certain issuers, allowing merchants to set minimum dollar amounts for the acceptance of credit cards and allowing merchants to offer discounts or other incentives for different payment methods.

Rules implementing the Dodd-Frank Act also contain certain prohibitions on payment network exclusivity and merchant routing restrictions. These restrictions could limit the number of debit transactions, and prices charged per transaction, which would negatively affect our business. The Dodd-Frank Act also created the Consumer Financial Protection Bureau (“the CFPB”), which has assumed responsibility for most federal consumer protection laws, and the Financial Stability Oversight Council, which has the authority to determine whether any non-bank financial company, such as us, should be supervised by the Board of Governors of the Federal Reserve System (“the Federal Reserve”), because it is systemically important to the U.S. financial system. Because we provide data processing and other services to U.S. banks, we are subject to regular oversight and examination by the Federal Financial Institutions Examination Council (the “FFIEC”), which is an inter-agency body of federal banking regulators. Any such designation would result in increased regulatory burdens on our business, which increases our risk profile and may have an adverse impact on our business, financial condition, and results of operations.

We and many of our merchants are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices. That statement and other laws, rules and or regulations, including the Telemarketing Sales Act, may directly impact the activities of certain of our merchants and, in some cases, may subject us, as the merchant’s electronic processor or provider of certain services, to investigations, fees, fines and disgorgement of funds if we were deemed to have improperly aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of the merchant through our services. Various federal and state regulatory enforcement agencies, including the Federal Trade Commission and state attorneys general, have authority to take action against non-banks that engage in unfair or deceptive practices or violate other laws, rules and regulations and to the extent we are processing payments or providing services for a merchant that may be in violation of laws, rules and regulations, we may be subject to enforcement actions and as a result may incur losses and liabilities that may impact our business.

Our business may also be subject to the Fair Credit Reporting Act (“the FCRA”), which regulates the use and reporting of consumer credit information and imposes disclosure requirements on entities that take adverse action based on information obtained from credit reporting agencies. We could be liable if our practices under the FCRA are not in compliance with the FCRA or regulations under it.

Separately, the Housing Assistance Tax Act of 2008 included an amendment to the Internal Revenue Code of 1986, as amended (the “Code”), that requires the filing of yearly information returns by payment processing entities and third-party settlement organizations with respect to payments made in settlement of electronic payment transactions and third-party payment network transactions occurring in that calendar year. Reportable transactions are also subject to backup withholding requirements. We could be liable for penalties if our information returns do not comply with these regulations.

These and other laws and regulations, even if not directed at us, may require us to make significant efforts to change our products and services and may require that we incur additional compliance costs and change how we price our services to merchants. Implementing new compliance efforts may be difficult because of the complexity of new regulatory requirements and may cause us to devote significant resources to ensure compliance. Furthermore, regulatory actions may cause changes in business practices by us and other industry participants which could affect how we market, price and distribute our products and services, which could limit our ability to grow, reduce our revenues, or increase our costs. In addition, even an inadvertent failure to comply with laws and regulations, as well as rapidly evolving social expectations of corporate fairness, could damage our business or our reputation.

We may be required to register under the Bank Secrecy Act as a money services business or to become licensed under state money transmission statutes.

We provide payment processing services through our Paya, Inc. subsidiary, including card processing and ACH processing services. We have taken the position that Paya, Inc. is: (i) exempt from registration under the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001 (as amended, the “BSA”), as Paya is a payment processor and therefore able to avail itself of the payment processor exemption in accordance with guidance from the Financial Crimes Enforcement Network, or FinCEN, including FinCEN Administrative Letter Ruling FIN-2014-R009; and (ii) exempt from licensure under various state money transmission laws, either expressly as a payment processor or agent of the payee, or pursuant to common law as an agent of the payee.

While we believe we have defensible arguments in support of our positions under the BSA and the state money transmission statutes, we have not expressly obtained confirmation of such positions from either FinCEN or the state banking departments who administer the state money transmission statutes. It is possible that FinCEN or certain state banking departments may determine that our activities are not exempt, Any determination that Paya, Inc. is in fact required to be registered either under the BSA or licensed under the state money transmission statutes may require substantial expenditures of time and money and could lead to liability in the nature of penalties or fines, as well as cause us to be required to cease operations in some or all of the US jurisdictions we service, which would have a materially adverse effect on our business and our financial results.

While we believe we are exempt from the BSA we are contractually required to comply with certain obligations in the BSA pursuant to our agreements with those federally-insured depository institutions that sponsor our card processing activities and our ACH activities.

In addition, we, and those federally-insured depository institutions that sponsor our card processing activities and our ACH activities, are subject to the sanctions programs enforced by the Office of Foreign Assets Control (“OFAC”). If we fail to comply with these sanctions programs or our sanctions compliance program is found to be deficient then the fines or penalties we face may be severe and our efforts to remediate our sanctions compliance program may be costly and result in diversion of management time and effort and may still not guarantee compliance.

Governmental regulations designed to protect or limit access to or use of consumer information could adversely affect our ability to effectively provide our services to merchants.

Governmental bodies in the United States have adopted, or are considering the adoption of, laws and regulations restricting the use, collection, storage, and transfer of, and requiring safeguarding of, non-public personal information. Our operations are subject to certain provisions of these laws. Relevant federal privacy laws include the Gramm-Leach-Bliley Act of 1999, which applies directly to a broad range of financial institutions and indirectly, or in some instances directly, to companies that provide services to financial institutions. These laws and regulations restrict the collection, processing, storage, use and disclosure of personal information, require notice to individuals of privacy practices and provide individuals with certain rights to prevent the use and disclosure of protected information. These laws also impose requirements for safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. The Federal Trade Commission’s information safeguarding rules under the Gramm-Leach-Bliley Act require us to develop, implement and maintain a written, comprehensive information security program containing safeguards that are appropriate for our size and complexity, the nature and scope of our activities and the sensitivity of any customer information at issue. Our financial institution clients are subject to similar requirements under the guidelines issued by the federal banking regulators. As part of their compliance with these requirements, each of our financial institution clients is expected to have a program in place for responding to unauthorized access to, or use of, customer information that could result in substantial harm or inconvenience to customers and they are also responsible for our compliance efforts as a major service provider. Changes in our relationships with service providers, such as our plan to use AWS to provide additional redundancy, could further complicate the applicability of these regulations to our business. In addition, regulators are proposing new laws or regulations which could require us to adopt certain cybersecurity and data handling practices. In many jurisdictions, consumers must be notified in the event of a data breach, and such notification requirements continue to increase in scope and cost. The changing privacy laws in the United States create new individual privacy rights and impose increased obligations on companies handling personal data. In addition, there are state laws restricting the ability to collect and utilize certain types of information such as Social Security and driver’s license numbers. Certain state laws impose similar privacy obligations as well as obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and consumer reporting agencies and businesses and governmental agencies that own data.

In connection with providing services to our merchants, we are required by regulations and contracts with our merchants and with our financial institution referral partners to provide assurances regarding the confidentiality and security of non-public consumer information. These contracts require periodic audits by independent companies regarding our compliance with industry standards and allow for similar audits regarding best practices established by regulatory guidelines. The compliance standards relate to our infrastructure, components and operational procedures designed to safeguard the confidentiality and security of non-public consumer personal information shared by our merchants with us. Our ability to maintain compliance with these standards and satisfy these audits will affect our ability to attract, grow and maintain business in the future.

Additionally, privacy and data security have become significant issues in North America. With the recent increase in publicity regarding data breaches resulting in improper dissemination of consumer information, all 50 states have passed laws regulating the actions that a business must take if it experiences a data breach, such as prompt disclosure to affected customers. As we receive, collect, process, use, and store personal and confidential data, we are subject to diverse laws and regulations relating to data privacy and security, including, local state laws such as the New York Stop Hacks and Improve Data Security Act (the “SHIELD Act”), and the California Consumer Privacy Act (the “CCPA”).

The SHIELD Act requires companies to implement a written information security program that contains appropriate administrative, technical, and physical safeguards. The CCPA, which became effective on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our potential liability and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in effort to comply. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

If we fail to comply with the laws and regulations relating to the protection of data privacy, we could be exposed to suits for breach of contract or to governmental proceedings. In addition, our relationships and reputation could be harmed, which could inhibit our ability to retain existing merchants and distribution partners and obtain new merchants and distribution partners.

If more restrictive privacy laws or rules are adopted by authorities in the future, our compliance costs may increase and our ability to perform due diligence on, and monitor the risk of, our current and potential merchants may decrease, which could create liability for us. Additionally, our opportunities for growth may be curtailed by our compliance capabilities or reputational harm, and our potential liability for security breaches may increase.

Changes in tax laws or their interpretations, or becoming subject to additional U.S., state or local taxes that cannot be passed through to our clients, could negatively affect our business, financial condition and results of operations.

We are subject to extensive tax liabilities, including federal and state and transactional taxes such as excise, sales/use, payroll, franchise, withholding, and ad valorem taxes. Changes in tax laws or their interpretations could decrease the amount of revenues we receive, the value of any tax loss carryforwards and tax credits recorded on our balance sheet and the amount of our cash flow, and have a material adverse impact on our business, financial condition and results of operations. Some of our tax liabilities are subject to periodic audits by the respective taxing authority which could increase our tax liabilities. Furthermore, companies in the payment processing industry, including us, may become subject to incremental taxation in various tax jurisdictions. Taxing jurisdictions have not yet adopted uniform positions on this topic. If we are required to pay additional taxes and are unable to pass the tax expense through to our clients, our costs would increase and our net income would be reduced, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in the method pursuant to which the London Interbank Offered Rate (“LIBOR”) is determined and the transition to other benchmarks may adversely affect our results of operations.

LIBOR and certain other “benchmarks” have been the subject of continuing national, international, and other regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past or have other consequences which cannot be predicted. In July 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, publicly announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. To identify a successor rate for U.S. dollar LIBOR, the Alternative Reference Rates Committee or ARRC, a U.S. based group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, was formed. The ARRC is comprised of a diverse set of private sector entities and a wide array of official-sector entities, banking regulators, and other financial sector regulators. The ARRC has identified the Secured Overnight Financing Rate, or SOFR, as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Financial regulators in the United Kingdom, the European Union, Japan, and Switzerland also have formed working groups with the aim of recommending alternatives to LIBOR denominated in their local currencies. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, it is unclear if other benchmarks may emerge or if other rates will be adopted outside of the United States.

As of June 30, 2020, approximately $229.9 million of our outstanding indebtedness had interest rate payments determined directly or indirectly based on LIBOR. Uncertainty regarding the continued use and reliability of LIBOR as a benchmark interest rate could adversely affect the performance of LIBOR relative to its historic values. Even if financial instruments are transitioned to alternative benchmarks, such as SOFR, successfully, the new benchmarks are likely to differ from LIBOR, and our interest expense associated with our outstanding indebtedness or any future indebtedness we incur may increase. Further, transitioning to an alternative benchmark rate, such as SOFR, may result in us incurring significant expense and legal risks, as renegotiation and changes to documentation may be required in effecting the transition. Any alternative benchmark rate may be calculated differently than LIBOR and may increase the interest expense associated with our existing or future indebtedness. In addition, it is possible that LIBOR quotes will become unavailable prior to 2021, in which case risks associated with the transition away from LIBOR would be accelerated.

Any of these occurrences could materially and adversely affect our borrowing costs, financial condition, and results of operations.

Increases in card network fees and other changes to fee arrangements may result in the loss of merchants or a reduction in our earnings.

From time to time, card networks, including Visa and Mastercard, increase the fees that they charge merchant service providers. At their sole discretion, our sponsoring banks have the right to pass any increases in interchange fees on to us. Our sponsoring banks may seek to increase the sponsorship fees they charge us, all of which are based upon the dollar amount of the payment transactions we process. In addition, our back-end payment processors may seek to increase the fees they charge us, which are also based upon the floor amount of the payment transactions we process as well as the number of merchants we support. We could attempt to pass these increases along to our merchants, but this strategy might result in the loss of merchants to our competitors who do not pass along the increases. If competitive practices prevent us from passing along the higher fees to our merchants in the future, we may have to absorb all or a portion of such increases, which may increase our operating costs and reduce our earnings. In addition, in certain of our markets, card issuers pay merchant acquirers fees based on debit card usage in an effort to encourage debit card use. If this practice were discontinued, our revenue and margins in jurisdictions where we receive these fees would be adversely affected.

If the banks that currently provide ACH and wire transfers fail to properly transmit ACH or terminate their relationship with us or limit our ability to process funds or we are not able to increase our ACH capacity with our existing and new banks, our ability to process funds on behalf of our clients and our financial results and liquidity could be adversely affected.

We currently have agreements with two sponsor banks to execute ACH and wire transfers to support our processing services. If one or more of the banks fails to process ACH transfers on a timely basis, or at all, then our relationship with our clients could be harmed and we could be subject to claims by a client with respect to the failed transfers. In addition, these banks have no obligation to renew their agreements with us on commercially reasonable terms, if at all. Currently, some agreements with our bank sponsors give them substantial discretion in approving certain aspects of our business practices, including our solicitation, application and qualification procedures for clients and the terms of our agreements with clients. If these banks terminate their relationships with us or restrict the dollar amounts of funds that they will process on behalf of our clients, their doing so may impede our ability to process funds and could have an adverse impact on our financial results and liquidity.

If we fail to comply with the applicable requirements of card networks and industry self-regulatory organizations, those card networks or organizations could seek to fine us, suspend us, or terminate our registrations through our bank sponsors. If our merchants or sales partners incur fines or penalties that we cannot collect from them, we may have to bear the cost of such fines or penalties.

We do not directly access the payment card networks, such as Visa, MasterCard and Discover, which enable our acceptance of credit cards and debit cards. Instead, we rely on sponsor banks and third-party processors to access such networks and settle transactions, and we must pay fees for such services.

As such, Visa, Mastercard and other card networks set complex and evolving rules and standards with which we must comply. The payment networks and their member financial institutions routinely update, generally expand and modify requirements applicable to merchant acquirers, including rules regulating data integrity, third-party relationships (such as those with respect to sponsor banks and Independent Sales Organizations (“ISO”)), merchant chargeback standards and PCI DSS. Under certain circumstances, we are required to report incidents to the card networks within a specified time frame.

The rules of card networks are set by their boards, which include members that are card issuers that directly or indirectly sell processing services to merchants in competition with us. There is a risk that these members could use their influence to enact changes to the card network rules or policies that are detrimental to us. Any changes in network rules or standards that increase the cost of doing business or limit our ability to provide processing services to our merchants will adversely affect the operation of our business.

If we or our bank sponsors fail to comply with the applicable rules and requirements of the Visa or Mastercard payment networks, Visa or Mastercard could suspend or terminate our registration. Further, our transaction processing capabilities, including with respect to settlement processes, could be delayed or otherwise disrupted, and recurring non-compliance could result in the payment networks seeking to fine us, or suspend or terminate our registrations which allow us to process transactions on their networks, which would make it impossible for us to conduct our business on its current scale. Under certain circumstances specified in the payment network rules, we may be required to submit to periodic audits, self-assessments, or other assessments of our compliance with the PCI DSS. Such activities may reveal that we have failed to comply with the PCI DSS. In addition, even if we comply with the PCI DSS, there is no assurance that we will be protected from a security breach.

The termination of our registration with the payment networks, or any changes in payment network or issuer rules that limit our ability to provide merchant acquiring services, could have an adverse effect on our payment processing volumes, revenues and operating costs. If we are unable to comply with the requirements applicable to our settlement activities, the payment networks may no longer allow us to provide these services, which would require us to spend additional resources to obtain settlement services from a third-party provider. In addition, if we were precluded from processing Visa and Mastercard electronic payments, we would lose a substantial portion of our revenues.

In addition, if a merchant or sales partner fails to comply with the applicable requirements of the card networks, it could be subject to a variety of fines or penalties that may be levied by those card networks. We may have to bear the cost of such fines or penalties if we are unable to collect them from the applicable merchant or sales partner. The termination of our member registration, any change in our status as a service provider or merchant processor, or any changes in network rules or standards could prevent us from providing processing services relating to the affected card network and could adversely affect our business, financial condition, or results of operations.

We are also subject to the operating rules of NACHA. NACHA is a self-regulatory organization which administers and facilitates private-sector operating rules for ACH payments and defines the roles and responsibilities of financial institutions and other ACH network participants. The NACHA Rules and Operating Guidelines impose obligations on us and our partner financial institutions. These obligations include audit and oversight by the financial institutions and the imposition of mandatory corrective action, including termination, for serious violations. If an audit or self-assessment under PCI DSS or NACHA identifies any deficiencies that we need to remediate, the remediation efforts may distract our management team and be expensive and time consuming.

Similarly, our ACH sponsor banks have the right to audit our compliance with NACHA’s rules and guidelines and are given wide discretion to approve certain aspects of our business practices and terms of our agreements with ACH customers. Like the payment networks, NACHA may update its operating rules and guidelines at any time, which could require us to take more costly compliance measures or to develop more complex monitoring systems.

There may be a decline in the use of Electronic Payments as a payment mechanism for consumers or adverse developments with respect to the electronic payments industry in general, which could adversely affect our business, financial condition, and operating results.

Maintaining or increasing our profitability is dependent on consumers and businesses continuing to use credit cards, debit cards and make ACH payments at the same or greater rate than previously. If consumers do not continue to use these cards for their transactions or if there is a change in the mix of payments between cash and Electronic Payments which is adverse to us, our business could decline and we could incur material losses. Regulatory changes may also result in merchants seeking to charge customers additional fees for use of Electronic Payments. Additionally, in recent years, increased incidents of security breaches have caused some consumers to lose confidence in the ability of businesses to protect or store their information, causing consumers to discontinue use of electronic payment methods. In addition, security breaches could result in financial institutions cancelling large numbers of credit and debit cards, or consumers electing to cancel their cards following such an incident.

In order to remain competitive and to continue to increase our revenues and earnings, we must continually update our products and services, a process which could result in increased costs and the loss of revenues, earnings, merchants and distribution partners if the new products and services do not perform as intended or are not accepted in the marketplace.

The electronic payments industry in which we compete is subject to rapid technological changes and is characterized by new technology, product and service introductions, evolving industry standards, changing merchant needs and the entrance of non-traditional competitors. We are subject to the risk that our existing products and services become obsolete, and that we are unable to develop new products and services in response to industry demands. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry trends. We are continually involved in a number of projects, such as ongoing enhancements to our Paya Connect platform and other new offerings emerging in the electronic payments industry, many of which require investment in non-revenue generating products or services that our distribution partners and merchants expect to be included in our product and service offerings. These projects carry the risks associated with any development effort, including difficulty in determining market demand and timing for delivery of new products and services, cost overruns, delays in delivery and performance problems.

In addition, new products and offerings may not perform as intended or generate the business or revenue growth expected. Defects in our software and errors or delays in our processing of electronic transactions could result in additional development costs, diversion of technical and other resources from our other development efforts, loss of credibility with current or potential distribution partners and merchants, harm to our reputation, fines imposed by card networks, or exposure to liability claims. Any delay in the delivery of new products or services or the failure to differentiate our products and services could render them less desirable, or possibly even obsolete, to our merchants. Additionally, the market for alternative payment processing products and services is evolving, and it may develop too rapidly or not rapidly enough for us to recover the costs we have incurred in developing new products and services.

We may not be able to continue to expand our share of our existing vertical markets or expand into new vertical markets, which would inhibit our ability to grow and increase our profitability.

Our future growth and profitability depend, in part, upon our continued expansion within the vertical markets in which we currently operate, the emergence of other vertical markets for electronic payments and our integrated solutions, and our ability to penetrate new vertical markets and our current distribution partners’ customer base. As part of our strategy to expand into new vertical markets, we look for acquisition opportunities and partnerships with other businesses that will allow us to increase our market penetration, technological capabilities, product offerings and distribution capabilities. We may not be able to successfully identify suitable acquisition or partnership candidates in the future, and if we do, they may not provide us with the benefits we anticipated.

Our expansion into new vertical markets also depends upon our ability to adapt our existing technology or to develop new technologies to meet the particular needs of each new vertical market. We may not have adequate financial or technological resources to develop effective and secure services or distribution channels that will satisfy the demands of these new vertical markets. Penetrating these new vertical markets may also prove to be more challenging or costly or take longer than we may anticipate. If we fail to expand into new vertical markets and increase our penetration into existing vertical markets, we may not be able to continue to grow our revenues and earnings.

Our ability to grow our business will depend in part on the addition of new partners, and our inability to effectively onboard these new partners could have a material adverse effect on our business, financial condition and results of operations.

Our ability to grow our business will depend in part on the addition of new partners, and our inability to effectively onboard these new partners could have a material adverse effect on our business, financial condition and results of operations. We may encounter delays onboarding partners due to COVID-19, issues integrating the partner into Paya Connect, or other unforeseen circumstances. If we do not effectively onboard our new partners, including assisting such partners to quickly resolve any post-onboarding issues and provide effective ongoing support, our reputation could be damaged and our ability to add new partners and our relationships with our existing partners could be adversely affected. Additionally, if we fail to onboard these partners in a timely manner, it could lead to delays in collecting revenues that we may otherwise receive, causing our financial condition and results of operations to be adversely affected.

Our inability to maintain our strategic relationship with Sage could adversely affect our business.

We have a strategic relationship with Sage Group plc, a global provider of integrated accounting, payroll, and payment solutions, which previously acquired Paya in 2006 and remained a strategic partner after GTCR, LLC acquired us in 2017. As part of this strategic relationship, we offer integration into Sage Intacct and other Sage products. During 2019 and 2018, we derived approximately 8.5% and 8.9%, respectively, of our net revenue from this relationship. We depend on Sage to refer new merchants to Paya and deliver an acceptable level of software functionality and service to our joint customers. There can be no assurance we will realize the expected benefits from this strategic relationship or that it will continue in the future. If successful, this relationship may be mutually beneficial and result in the continued growth in joint customers. However, such a relationship carries an element of risk given the ongoing competition for this customer base. Also, if Sage fails to perform or if the relationship fails to continue as expected, we could suffer reduced sales or other operational difficulties and our business, results of operations and financial condition could be materially adversely affected.

We may not be able to successfully execute our strategy of growth through acquisitions.

A significant part of our growth strategy is to enter new vertical markets through platform acquisitions of vertically focused integrated payment and software solutions providers and to expand within our existing vertical markets through selective tuck-in acquisitions.

Although we expect to continue to execute our acquisition strategy:

•        we may not be able to identify suitable acquisition candidates or acquire additional assets on favorable terms;

•        we may compete with others to acquire assets, which competition may increase, and any level of competition could result in decreased availability or increased prices for acquisition candidates;

•        we may compete with others for select acquisitions and our competition may consist of larger, better-funded organizations with more resources and easier access to capital;

•        we may experience difficulty in anticipating the timing and availability of acquisition candidates;

•        we may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions; and

•        we may not be able to generate the cash necessary to execute our acquisition strategy.

•        we may be unable to maintain uniform standards, controls, procedures, and policies as we attempt to integrate the acquired businesses, and this may lead to operational inefficiencies.

The occurrence of any of these factors could adversely affect our growth strategy.

Potential changes in the competitive landscape, including disintermediation from other participants in the payments value chain, could harm our business.

We expect that the competitive landscape will continue to change, including the following developments.

•        Rapid and significant changes in technology may result in new and innovative payment methods and programs that could place us at a competitive disadvantage and reduce the use of our services.

•        Competitors, merchants, distribution partners, and other industry participants may develop products that compete with or replace our value-added products and services.

•        Participants in the financial services payments and technology industries may merge, create joint ventures, or form other business combinations that may strengthen their existing business services or create new payment services that compete with us.

Failure to compete effectively against any of these competitive threats could have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights and copyright, trademark and trade secret laws to establish and protect our proprietary technology. Third parties may challenge, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property and, in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights and knowhow, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection or the inability to license or otherwise use third-party intellectual property could harm our business and ability to compete.

We may also be subject to costly litigation if our services and technology are alleged to infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, services, or technology. Any of these third parties could make a claim of infringement against us with respect to our products, services, or technology. We may also be subject to claims by third parties for patent, copyright or trademark infringement, breach of license or violation of other third-party intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement or other violations and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims are without merit, defending against such claims is time consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement or violation also might require us to redesign affected products or services, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our products or services. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

We are subject to economic and political risk, the business cycles of our merchants and distribution partners and the overall level of consumer and commercial spending, which could negatively impact our business, financial condition, and results of operations.

The Electronic Payments industry depends heavily on the overall level of consumer, commercial and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income and changes in consumer purchasing habits. A sustained deterioration in general economic conditions or increases in interest rates could adversely affect our financial performance by reducing the number or aggregate dollar volume of transactions made using Electronic Payments. If our merchants make fewer sales of their products and services using Electronic Payments, or consumers spend less money through Electronic Payments, we will have fewer transactions to process at lower dollar amounts, resulting in lower revenue. In addition, a weakening in the economy could force merchants to close at higher than historical rates, resulting in exposure to potential losses and a decline in the number of transactions that we process. We also have material fixed and semi-fixed costs, including rent, debt service, contractual minimums, and salaries, which could limit our ability to quickly adjust costs and respond to changes in our business and the economy.

A substantial portion of our merchants are middle market businesses, which may increase the impact of economic fluctuations and merchant attrition on us.

We market and sell our solutions to middle market merchants. Middle market merchants are typically more susceptible to the adverse effects of economic fluctuations than larger businesses. We experience attrition in merchants and merchant charge volume in the ordinary course of business resulting from several factors, including business closures, transfers of merchants’ accounts to our competitors and account closures that we initiate due to heightened credit risks relating to, or contract breaches by, a merchant. Adverse changes in the economic environment or business failures of our middle market merchants may have a greater impact on us than on our competitors who do not focus on middle market merchants to the extent that we do. We cannot accurately predict the level of middle market merchant attrition in the future. If we are unable to establish accounts with new merchants or otherwise increase our payment processing volume to counter the effect of this attrition, our revenues will decline.

Our systems and our third-party providers’ systems may fail due to factors beyond our control, which could interrupt our service, resulting in our inability to process payments, cause us to lose business, increase our costs and expose us to liability.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer network systems, software, data centers and telecommunication networks, as well as the systems and services of our bank sponsors, the payment networks, third-party providers of processing services and other third parties. Our systems and operations or those of our third-party providers, such as our provider of authorization services, or the payment networks themselves, could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, acts of terrorism, human error or sabotage, financial insolvency and similar events. Our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur. At present, our systems are not fully redundant. Therefore, certain aspects of our operations may be subject to interruption. While we have disaster recovery policies and arrangements in place, they have not been tested under actual disasters or similar events.

Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, delays or discrepancies in merchant funding and settlement processes, telecommunications failures or other difficulties could result in failure to process transactions, additional operating costs, diversion of technical and other resources, loss of revenue, merchants and distribution partners, loss of merchant and cardholder data, harm to our business or reputation, exposure to fraud losses or other liabilities and fines and other sanctions imposed by payment networks.

We rely on other service and technology providers. If they fail or discontinue providing their services or technology generally or to us specifically, our ability to provide services to merchants may be interrupted, and, as a result, our business, financial condition and results of operations could be adversely impacted.

We rely on third parties to provide or supplement card processing services and for infrastructure hosting services. We also rely on third parties for specific software and hardware used in providing our products and services. The termination by our service or technology providers of their arrangements with us or their failure to perform their services efficiently and effectively may adversely affect our relationships with our merchants and, if we cannot find alternate providers quickly, may cause those merchants to terminate their relationship with us.

We also rely in part on third parties for the development of and access to new technologies, or updates to existing products and services for which third parties provide ongoing support, which increases the cost associated with new and existing product and service offerings. Failure by these third-party providers to devote an appropriate level of attention to our products and services could result in delays in introducing new products or services, or delays in resolving any issues with existing products or services for which third-party providers provide ongoing support.

Fraud by merchants or others could cause us to incur losses.

We face potential liability for fraudulent electronic payment transactions initiated by merchants or others. Merchant fraud occurs when a merchant opens a fraudulent merchant account and conducts fraudulent transactions or when a merchant, rather than a customer (though sometimes working in collusion with a customer engaged in fraudulent activities), knowingly uses a stolen or counterfeit card or card number to record a false sales transaction, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Any time a merchant is unable to fund a chargeback, we are responsible for that chargeback.

Additionally, merchant fraud occurs when employees of merchants change the merchant demand deposit accounts to their personal bank account numbers, so that payments are improperly credited to the employee’s personal account. We have established systems and procedures to detect and reduce the impact of merchant fraud, but we cannot be sure that these measures are or will be effective. Failure to effectively manage risk and prevent fraud could increase our chargeback or other liability. In addition, beginning in October 2015, U.S. merchants that cannot process Europay, Mastercard and Visa (“EMV”), chip-based cards are held financially responsible for certain fraudulent transactions conducted using such cards. This has increased the risk to merchants who are not yet EMV-compliant and shifted a substantial amount of fraud to card-not-present transactions, which is the primary environment in which we operate. This increased risk and the shift to card-not-present fraud has resulted in us having to seek increased chargebacks from such merchants. Increases in chargebacks, failure to recover fraud-related losses from our merchants that have not yet complied with EMV standards or other liability could have a material adverse effect on our business, financial condition, and results of operations.

We also have potential liability for losses caused by fraudulent card-based payment transactions. Card fraud occurs when a merchant’s customer uses a stolen card (or a stolen card number in a card-not-present transaction) to purchase merchandise or services. In a card-present transaction, if the merchant swipes or dips the card, receives authorization for the transaction from the issuer and verifies the signature on the back of the card against the paper receipt signed by the customer, the issuer remains liable for any loss. In a card-not-present transaction, even if the merchant receives authorization for the transaction, the merchant is liable for any loss arising from the transaction. Many of the merchants that we serve transact a substantial percentage of their sales in card-not-present transactions over the Internet or in response to telephone or mail orders, which makes these merchants more vulnerable to fraud than merchants whose transactions are conducted largely in card-present transactions.

Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. For example, bust-out fraud is a first-party fraud scheme where legitimate business credentials are combined with legitimate personal identity credentials and used to open a merchant account. After a period of either no processing or normal processing activity, typically ranging from four to 12 months, and processing minimal volume, the criminal quickly processes a substantial volume from fraudulent cards, receives the corresponding deposits and exits before chargebacks or returns are assessed. Incidents and types of fraud and counterfeiting may increase in the future. Failure to effectively identify and manage risk and prevent fraud could increase our chargeback liability or cause us to incur other liabilities.

We rely on bank sponsors, which have substantial discretion with respect to certain elements of our business practices, to process electronic payment transactions. If these sponsorships are terminated and we are not able to secure new bank sponsors, we will not be able to conduct our business.

Because we are not a bank, we are not eligible for membership in the Visa, MasterCard, and other payment networks, and are, therefore, unable to directly access these payment networks, which are required to process transactions. These networks’ operating regulations require us to be sponsored by a member bank to process Electronic Payment transactions. We are currently registered with Visa and MasterCard through BMO Harris. We are also subject to network operating rules promulgated by the NACHA relating to payment transactions processed by us using the ACH Network. For ACH payments, our ACH network is sponsored by Wells Fargo and Fifth Third. From time to time, we may enter into other sponsorship relationships as well.

The current term of our agreement with BMO Harris lasts through November 1, 2022 and will thereafter automatically renew for one year periods unless either party provides the other at least six months’ notice of its intent to terminate.

Our bank sponsors may terminate their agreements with us if we materially breach the agreements and do not cure the breach within an established cure period, if our membership with Visa and/or MasterCard terminates, if we enter bankruptcy or file for bankruptcy, or if applicable laws or regulations, including Visa and/or MasterCard regulations, change to prevent either the applicable bank or us from performing services under the agreement. If these sponsorships are terminated and we are unable to secure a replacement bank sponsor within the applicable wind down period, we will not be able to process electronic payment transactions.

Furthermore, our agreements with our bank sponsors provide the bank with substantial discretion in approving certain elements of our business practices, including our solicitation, application, and underwriting procedures for merchants. We cannot guarantee that our bank sponsors’ actions under these agreements will not be detrimental to us, nor can we provide assurance that any of our bank sponsors will not terminate their sponsorship of us in the future. Our bank sponsors have broad discretion to impose new business or operational requirements on us, which may materially adversely affect our business. If our sponsorship agreements are terminated and we are unable to secure another bank sponsor, we will not be able to offer Visa or MasterCard transactions or settle transactions which would likely cause us to terminate our operations.

Our bank sponsors also provide or supplement authorization, funding, and settlement services in connection with our bankcard processing services. If our sponsorships agreements are terminated and we are unable to secure another bank sponsor, we will not be able to process Visa and MasterCard transactions, which would have a material adverse effect on our business, financial condition and results of operations.

In July 2018, the Office of the Comptroller of the Currency (“OCC”) announced that it will begin accepting special purpose national bank charter applications from financial technology companies (“FinTech Charter”). No applications for a FinTech Charter have been submitted to date, and we cannot predict which, if any, of our current or future competitors would take advantage of the charter. However, such a development could increase the competitive risks discussed above or create new competitive risks, such as our nonbank competitors being able to more easily access the payment networks without the requirement of a bank sponsor, which could provide them with a competitive advantage.

We incur liability when our merchants refuse or cannot reimburse us for chargebacks resolved in favor of their customers.

We have potential liability for chargebacks associated with the transactions we process. If a billing dispute between a merchant and a cardholder is not ultimately resolved in favor of the merchant, the disputed transaction is “charged back” to the merchant’s bank and credited or otherwise refunded to the cardholder. The risk of chargebacks is typically greater with those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. If we or our bank sponsors are unable to collect the chargeback from the merchant’s account or reserve account (if applicable), or if the merchant refuses or is financially unable (due to bankruptcy or other reasons) to reimburse the merchant’s bank for the chargeback, we may bear the loss for the amount of the refund paid to the cardholder. Any increase in chargebacks not paid by our merchants could increase our costs and decrease our revenues. Additionally, an ACH transaction could be rejected in certain situations, including instances where we attempt to pull fees out of a bank account with insufficient funds, where an account has been closed, or where the account number is invalid. If an ACH reject occurs, we may bear the loss for the amount not pulled from the applicable account, which could increase our costs and decrease our revenues.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks.

We operate in a rapidly changing industry. Accordingly, our risk management policies and procedures may not be fully effective to identify, monitor, manage and remediate our risks. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, merchants or other matters that are otherwise inaccessible by us. In some cases, that information may not be accurate, complete, or current. Additionally, our risk detection system is subject to a high degree of “false positive” risks being detected, which makes it difficult for us to identify real risks in a timely manner. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that materially increase our costs and subject us to reputational damage that could limit our ability to grow and cause us to lose existing merchant clients.

Legal proceedings could have a material adverse effect on our business, financial condition or results of operations.

In the ordinary course of business, we may become involved in various litigation matters, including but not limited to commercial disputes and employee claims, and from time to time may be involved in governmental or regulatory investigations or similar matters arising out of our current or future business. Any claims asserted against us, regardless of merit or eventual outcome, could harm our reputation and have an adverse impact on our relationship with our merchants, distribution partners and other third parties and could lead to additional related claims. Certain claims may seek injunctive relief, which could disrupt the ordinary conduct of our business and operations or increase our cost of doing business. Our insurance or indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation and cause us to expend resources in our defense. Furthermore, there is no guarantee that we will be successful in defending ourselves in future litigation. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our business, financial condition, and results of operations.

The loss of key personnel or of our ability to attract, recruit, retain and develop qualified employees could adversely affect our business, financial condition, and results of operations.

Our success depends upon the continued services of our senior management and other key personnel who have substantial experience in the electronic payments industry and the markets in which we offer our services. In addition, our success depends in large part upon the reputation within the industry of our senior managers who have, developed relationships with our distribution partners, payment networks and other payment processing and service providers. Further, for us to continue to successfully compete and grow, we must attract, recruit, develop and retain personnel who will provide us with expertise across the entire spectrum of our intellectual capital needs. Our success is also dependent on the skill and experience of our sales force, which we must continuously work to maintain. While we have key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining the continuity of our operations. The market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors.

Failure to retain or attract key personnel could impede our ability to grow and could result in our inability to operate our business profitably. In addition, contractual obligations related to confidentiality, assignment of intellectual property rights, and non-solicitation may be ineffective or unenforceable and departing employees may share our proprietary information with competitors in ways that could adversely impact us, or seek to solicit our distribution partners or merchants or recruit our key personnel to competing businesses.

Risks Relating to Indebtedness of Parent

Certain subsidiaries of Parent have and will continue to have high levels of indebtedness.

GTCR-Ultra Holdings III, LLC (“Ultra III”), Holdings and other indirect subsidiaries of Parent are party to a Credit Agreement, dated as of August 1, 2017 (the “Credit Agreement”). As of June 30, 2020, there were no outstanding borrowings under the revolving credit facility thereunder (the “2017 Revolving Credit Facility”) and $229.9 million outstanding under the term loan facility thereunder (the “2017 Term Credit Facility” and together with the 2017 Revolving Credit Facility, the “2017 Credit Facility”). Because borrowings under the 2017 Credit Facility bear interest at variable rates, any increase in interest rates on debt that has not been fixed using interest rate hedges will increase interest expense, reduce cash flow or increase the cost of future borrowings or refinancings. Ultra III’s indebtedness could have important consequences to Parent’s investors, including, but not limited to:

•        increasing vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions;

•        requiring the dedication of a substantial portion of cash flow from operations to the payment of principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, joint ventures or other general corporate purposes;

•        limiting flexibility in planning for, or reacting to, changes in its business and the competitive environment; and

•        limiting Ultra III’s ability to borrow additional funds and increasing the cost of any such borrowing.

Parent believes its business is relatively capital intensive, which could cause revenue fluctuations in its operating results. As a result, a decline in Parent’s revenue may lead to a relatively larger impact on operating results. A substantial portion of Parent’s operating expenses will be related to personnel costs, regulation and corporate overhead, none of which can be adjusted quickly and some of which cannot be adjusted at all. Parent’s operating expense levels will be based on Parent’s expectations for future revenue. If actual revenue is below management’s expectations, or if Parent’s expenses increase before revenues do, both revenues less transaction-based expenses and operating results would be materially and adversely affected. Because of these factors, it is possible that Parent’s operating results or other operating metrics may fail to meet the expectations of stock market analysts and investors. If this happens, the market price of Parent’s common stock may be adversely affected.

The Credit Agreement contains a change of control provision that could require Parent to amend or refinance the existing indebtedness.

The Credit Agreement provides that an event of default will occur upon a Change in Control, which includes the Holdings ceasing to beneficially own directly or indirectly through wholly owned subsidiaries all of the interests of Ultra III. In addition, a Change in Control event occurs if any person or group beneficially owns directly or indirectly a majority of Holding’s voting equity interests (other than the Sponsor and certain other specified persons). Although Parent does not currently anticipate that any such person will beneficially own a majority of the voting equity interests prior to the amendment or refinancing of this indebtedness, except as described elsewhere in the proxy statement/prospectus, no person is contractually obligated to retain the voting equity interests it holds. If Parent is unable to amend these agreements or refinance this indebtedness, Parent will be limited in Parent’s ability to issue additional equity to any person which would acquire a majority of common stock following such issuance and will need to rely on other sources of financing, including additional borrowings.

Parent’s ability to pay dividends in the future will be subject to Parent’s subsidiaries’ ability to distribute cash to us.

Parent does not anticipate that Parent’s board of directors will declare dividends in the foreseeable future. If Parent decides to declare dividends in the future, as a holding company, Parent will require dividends and other payments from Parent’s subsidiaries to meet such cash requirements. Parent’s credit agreements place certain contractual restrictions on Parent’s subsidiaries’ ability to make distributions to us. See “Paya’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Overview” for a discussion of the Credit Agreement’s restrictions on Parent’s subsidiaries’ ability to make distributions to us. In addition, minimum capital requirements may indirectly restrict the amount of dividends paid upstream, and repatriations of cash from Parent’s subsidiaries may be subject to withholding, income and other taxes in various applicable jurisdictions. If Parent’s subsidiaries are unable to distribute cash to Parent and Parent is unable to pay dividends, Parent’s common stock may become less attractive to investors and the price of Parent’s common stock may become volatile.

Parent may issue additional common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of Parent’s common stock.

Parent may issue an aggregate of 14,000,000 shares of common stock to existing equityholders of Paya upon achievement of milestone targets. Parent’s issuance of additional common stock or other equity securities of equal or senior rank would have the following effects:

•        Parent’s existing shareholders’ proportionate ownership interest will decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding share of common stock may be diminished; and

•        the market price of Parent’s common stock may decline.

Risks Relating to FinTech and the Business Combination

Following the consummation of the Business Combination, Parent’s only significant asset will be ownership of Paya’s business through its indirect ownership interest in Holdings. If Paya’s business is not profitably operated, Holdings may be unable to pay us dividends or make distributions or loans to enable Parent to pay any dividends on its common stock or satisfy its other financial obligations.

Following the consummation of the Business Combination, Parent will have no direct operations and no significant assets other than the indirect ownership of Holdings, which will operate Paya’s business. Parent will depend on profits generated by Paya’s business for distributions, debt repayment and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company, and to pay any dividends with respect to its capital stock. Legal and contractual restrictions in agreements governing the indebtedness of Parent, as well as the financial condition and operating requirements of Parent, may limit its ability to receive distributions from Holdings and the Paya business following the Business Combination.

Provisions in Parent’s charter and Delaware law may inhibit a takeover of Parent, which could limit the price investors might be willing to pay in the future for its common stock and could entrench management.

Parent’s amended and restated certificate of incorporation and bylaws will contain provisions to limit the ability of others to acquire control of Parent’s company or cause Parent to engage in change-of-control transactions, including, among other things:

•        [provisions that authorize Parent’s board of directors, without action by Parent’s shareholders, to issue additional common stock and preferred shares with preferential rights determined by Parent’s board of directors;

•        provisions that permit only a majority of Parent’s board of directors, the chairman of Parent’s board of directors or, for so long as Seller beneficially and its affiliates own at least 10% of Parent’s common stock, Seller to call shareholder meetings and therefore do not permit shareholders to call shareholder meetings;

•        provisions that impose advance notice requirements, minimum shareholding periods and ownership thresholds, and other requirements and limitations on the ability of shareholders to propose matters for consideration at shareholder meetings; provided, however, at any time when Seller beneficially owns, in the aggregate, at least 5% of Parent’s common stock, such advance notice procedure will not apply to it; and

•        a staggered board whereby Parent’s directors are divided into three classes, with each class subject to retirement and reelection once every three years on a rotating basis.]

These provisions could have the effect of depriving Parent’s stockholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of Parent in a tender offer or similar transaction. With Parent’s staggered board of directors, at least two annual meetings of shareholders will generally be required in order to effect a change in a majority of Parent’s directors. Parent’s staggered board of directors can discourage proxy contests for the election of Parent’s directors and purchases of substantial blocks of Parent’s shares by making it more difficult for a potential acquirer to gain control of Parent’s board of directors in a relatively short period of time.

Parent’s amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with Parent or its directors, officers, employees or stockholders.

Parent’s amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Any person or entity purchasing or otherwise acquiring any interest in shares of Parent’s capital stock shall be deemed to have notice of and consented to the forum provisions in its amended and restated certificate of incorporation.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Parent or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in Parent’s amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, Parent may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, operating results and financial condition.

A market for Parent’s securities may not develop, which would adversely affect the liquidity and price of its securities.

Following the Business Combination, the price of Parent’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for Parent’s securities following the Business Combination may never develop or, if developed, it may not be sustained.

NASDAQ may not list Parent’s securities on its exchange, and if they are listed Parent may be unable to satisfy listing requirements in the future, which could limit investors’ ability to effect transactions in its securities and subject it to additional trading restrictions.

As a result of the proposed Business Combination, Parent intends to apply for listing of its common stock and warrants. While Parent will apply to have its common stock and warrants listed on NASDAQ upon consummation of the Business Combination, it must meet NASDAQ’s initial listing requirements. Parent may be unable to meet those requirements. Even if its securities are listed on NASDAQ following the Business Combination, Parent may be unable to maintain the listing of its securities in the future.

If Parent fails to meet the initial listing requirements and NASDAQ does not list its securities on its exchange, or if Parent is delisted, there could be significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        a limited amount of news and analyst coverage for Parent; and

•        a decreased ability to obtain capital or pursue acquisitions by issuing additional equity or convertible securities.

We will incur increased costs and obligations as a result of being a public company.

As a privately held company, Paya has not been required to comply with many corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, Parent will incur significant legal, accounting and other expenses that Paya was not required to incur in the recent past. These expenses will increase once Parent is no longer an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and NASDAQ, have increased the costs and the time that must be devoted to compliance matters. We expect these rules and regulations will increase Parent’s legal and financial costs and lead to a diversion of management time and attention from revenue-generating activities.

For as long as Parent remains an “emerging growth company” as defined in the JOBS Act, it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Parent will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering (its predecessor), (b) in which it has total annual gross revenue of at least $1.07 billion, or (c) in which Parent is deemed to be a large accelerated filer, which means the market value of its common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which it has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. To the extent Parent chooses not to use exemptions from various reporting requirements under the JOBS Act, or if it no longer can be classified as an “emerging growth company,” we expect that Parent will incur additional compliance costs, which will reduce its ability to operate profitably.

As an “emerging growth company,” Parent cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make its common stock less attractive to investors.

As an “emerging growth company,” Parent may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including not being required to obtain an assessment of the effectiveness of its internal controls over financial reporting from its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, which Parent has elected to do.

Parent cannot predict if investors will find its common stock less attractive because it will rely on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active market for its common stock, its share price may be more volatile and the price at which its securities trade could be less than if Parent did not use these exemptions.

As a public reporting company, we are subject to rules and regulations established from time to time by the SEC and Nasdaq regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

We are a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Public company reporting obligations place a considerable burden on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an “emerging growth company,” as defined in the JOBS Act, if we are an “accelerated filer” or “large accelerated filer” at such time.

We expect to incur costs related to our internal control over financial reporting in the upcoming years to further improve our internal control environment. If we identify deficiencies in our internal control over financial reporting or if we are unable to comply with the requirements applicable to us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. If this occurs, we also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, or express an adverse opinion, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

Parent may issue additional shares of common stock or other equity securities without your approval, which would dilute your ownership interest in Parent and may depress the market price of its common stock.

Parent may issue additional shares of common stock or other equity securities in the future in connection with, among other things, future acquisitions, repayment of outstanding indebtedness or grants under the Omnibus Plan without stockholder approval in a number of circumstances.

The issuance of additional common stock or other equity securities could have one or more of the following effects:

•        Parent’s existing stockholders’ proportionate ownership interest will decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding share of common stock may be diminished; and

•        the market price of its common stock may decline.

If Parent’s performance following the Business Combination does not meet market expectations, the price of its securities may decline.

If Parent’s performance following the Business Combination does not meet market expectations, the price of our Class A common stock prior to the closing of the Business Combination may decline. The market value of Parent common stock at the time of the Business Combination may vary significantly from the price of our Class A common stock on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which our stockholders vote on the Business Combination. Because the number of shares of Parent common stock issued as consideration in the Business Combination will not be adjusted to reflect any changes in the market price of our Class A common stock, the value of Parent common stock issued in the Business Combination may be higher or lower than the values of our shares on earlier dates.

In addition, following the Business Combination, fluctuations in the price of Parent common stock could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the equity interests of Parent or Holdings, and trading in our Class A common stock has not been active. Accordingly, the valuation ascribed to Paya and Parent common stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for Parent common stock develops and continues, the trading price of its common stock following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond its control. Any of the factors listed below could have a material adverse effect on your investment in Parent common stock and its common stock may trade at prices significantly below the price you paid for them.

Factors affecting the trading price of Parent common stock following the Business Combination may include:

•        actual or anticipated fluctuations in Parent’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•        changes in the market’s expectations about its operating results;

•        success of competitors;

•        its operating results failing to meet market expectations in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning Parent or the payments industry and market in general;

•        operating and stock price performance of other companies that investors deem comparable to Parent;

•        its ability to market new and enhanced products on a timely basis;

•        changes in laws and regulations affecting its business;

•        commencement of, or involvement in, litigation involving Parent;

•        changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of its common stock available for public sale;

•        any significant change in its board or management;

•        sales of substantial amounts of common stock by its directors, executive officers or significant stockholders or the perception that such sales could occur; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may depress the market price of Parent common stock irrespective of its operating performance. The stock market in general and NASDAQ have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Parent’s securities, may not be predictable. A loss of investor confidence in the market for financial technology stocks or the stocks of other companies which investors perceive to be similar to Parent could depress its stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of Parent common stock also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.

Even if we consummate the Business Combination, the public warrants may never be in the money, and they may expire worthless

The exercise price for our warrants is $11.50 per share, subject to adjustment, which exceeds the market price of our Class A common stock, which was $[•] per share based on the closing price on [•], 2020. There can be no assurance that the public warrants will ever be in the money prior to their expiration and, as such, the warrants may expire worthless.

The terms of our warrants may be amended in a manner that may be adverse to the holders. The warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the warrants with the consent of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of our Class A common stock purchasable upon exercise of a warrant.

Parent may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

Parent will have following the Business Combination the ability to redeem outstanding warrants (excluding any placement warrants held by our Sponsor or its permitted transferees) at any time after they become exercisable and prior to their expiration, at $0.01 per warrant, provided that the last reported sales price (or the closing bid price of its Class A common stock in the event the shares of its Class A common stock are not traded on any specific trading day) of its Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third business day prior to the date Parent sends proper notice of such redemption, provided that on the date it gives notice of redemption and during the entire period thereafter until the time it redeems the warrants, Parent has an effective registration statement under the Securities Act covering the shares of Parent common stock issuable upon exercise of the warrants and a current prospectus relating to them is available. If and when the warrants become redeemable by Parent, it may exercise its redemption right even if Parent is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force a warrant holder: (i) to exercise your warrants and pay the exercise price therefore at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, will be substantially less than the market value of your warrants.

Warrants to purchase Parent common stock will become exercisable following the Business Combination, which could increase the number of shares eligible for future resale in the public market and result in dilution to its stockholders.

Outstanding warrants to purchase an aggregate of 17,715,000 shares of Parent common stock will become exercisable on the 30th day following the closing of the Business Combination in accordance with the terms of the warrant agreement governing those securities. These warrants consist of 17,250,000 warrants originally included in the units issued in our IPO and 465,000 warrants included in the placement units. Each warrant entitles its holder to purchase one share of our Class A common stock at an exercise price of $11.50 per share and will expire at 5:00 p.m., New York time, five years after the closing of the Business Combination or earlier upon redemption of our Class A common stock or our liquidation. To the extent warrants are exercised, additional shares of Parent common stock will be issued, which will result in dilution to its then existing stockholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could depress the market price of Parent common stock.

Our stockholders will experience immediate dilution due to the issuance of Parent common stock to Seller and Blocker Seller as consideration in the Business Combination. Having a minority share position likely reduces the influence that our current stockholders have on the management of Parent.

Based on Holdings’ current capitalization and assuming no redemptions, we anticipate issuing an aggregate of 48.0 million shares of Parent common stock to Seller and Blocker Seller as partial consideration in the Business Combination. We anticipate that, immediately following completion of the Business Combination, our existing stockholders will hold in the aggregate approximately [•]% of Parent’s outstanding common stock ([•]% held by our public stockholders and [•]% held by the initial stockholders and Cantor), and Seller and Blocker Seller will hold approximately [•]% of Parent’s outstanding common stock. These ownership percentages do not take into account:

•        any warrants or options to purchase Parent common stock that will be outstanding following the Business Combination; or

•        any equity awards that may be issued under the proposed Omnibus Plan following the Business Combination.

If any shares of our Class A common stock are redeemed in connection with the Business Combination, the percentage of Parent outstanding common stock held by our public stockholders will decrease and the percentages of Parent outstanding common stock held immediately following the closing of the Business Combination by each of our initial stockholders, Cantor, Seller and Blocker Seller will increase. See the section entitled “Summary — Impact of the Business Combination on Parent’s Public Float” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information. To the extent that any of the outstanding warrants or options are exercised for shares of Parent common stock, or awards are issued under the proposed Omnibus Plan, our existing stockholders may experience substantial dilution. Such dilution could, among other things, limit the ability of our current stockholders to influence Parent’s management through the election of directors following the Business Combination.

Our initial stockholders, directors and officers may have a conflict of interest in determining to pursue the acquisition of Paya, since certain of their interests are different from or in addition to (and which may conflict with) the interests of our public stockholders, and such interests may have influenced their decisions to approve the Business Combination and recommend that our stockholders approve the Business Combination Proposal.

Our initial stockholders, officers and directors have interests in and arising from the Business Combination that are different from or in addition to, and which may conflict with, the interests of our public stockholders, which may result in a conflict of interest. These interests include:

•        actual or anticipated fluctuations in Parent’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•        changes in the market’s expectations about its operating results;

•        success of competitors;

•        its operating results failing to meet market expectations in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning Parent or the payments industry and market in general;

•        operating and stock price performance of other companies that investors deem comparable to Parent;

•        its ability to market new and enhanced products on a timely basis;

•        changes in laws and regulations affecting its business;

•        commencement of, or involvement in, litigation involving Parent;

•        changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of its Class A common stock available for public sale;

•        any significant change in its board or management;

•        sales of substantial amounts of Class A common stock by its directors, executive officers or significant stockholders or the perception that such sales could occur; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

These interests may have influenced our directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals in this proxy statement/prospectus.

Our directors and officers have discretion in agreeing to changes or waivers to the terms of the Merger Agreement and related transactions, which may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our public stockholders’ best interest.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Merger Agreement, would require us to agree to amend the Merger Agreement, to consent to certain actions taken by Paya or to waive rights to which we are entitled to under the Merger Agreement. These events could arise because of changes in Paya’s business, a request by Paya to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Paya’s business and would entitle us to terminate the Merger Agreement. In any of such circumstances, it would be at our discretion, acting through our board of directors, to consent to such a request or action or waive such rights. The existence of the financial and personal interests of the directors described elsewhere in these risk factors may result in a conflict of interest on the part of one or more of the directors between what she may believe is best for the public stockholders and what she may believe is best for herself in determining whether or not to take the requested action or waive our rights. As of the date of this proxy statement/prospectus, we do not believe there will be any requests, actions or waivers that our directors and officers would be likely to make after stockholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further stockholder approval, we will circulate a new or amended proxy statement/prospectus and resolicit our stockholders if changes to the terms of the Merger and other related transactions that would have a material impact on our stockholders are required prior to the vote on the Business Combination Proposal.

Our initial stockholders have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.

Unlike many other blank check companies in which the founders agree to vote their founder shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, our initial stockholders have agreed to vote any shares of our common stock owned by them in favor of the Business Combination. As of the date hereof, our initial stockholders hold [•]% of our issued and outstanding shares of common stock. Accordingly, it is more likely that the requisite stockholder approval will be received for the Business Combination than would be the case if our initial stockholders agreed to vote any shares of our common stock owned by them in accordance with the majority of the votes cast by our public stockholders.

We expect to incur significant, non-recurring costs in connection with consummating the Business Combination and related transactions.

We expect to incur significant, non-recurring costs in connection with consummating the Merger and other related transactions. We will pay all fees, expenses and costs we incur or incurred on our behalf in connection with the Merger Agreement and the transactions contemplated thereby (including the Merger). Additionally, the Merger Agreement provides that if the Merger is consummated, we will pay all fees, expenses and costs incurred by Paya or on Paya’s behalf, subject to certain limited exceptions, in connection with the Merger Agreement and the transactions contemplated thereby (including the Merger). We currently estimate that transaction expenses will be approximately $[•] million. In addition, we estimate that Paya will incur an additional $[•] million in expenses that will be paid by Parent.

If we are unable to complete the Business Combination with Paya or another business combination by November 20, 2020, we will cease all operations except for the purpose of winding up our affairs, redeem our outstanding public shares and dissolve and liquidate. In such event, third parties may bring claims against us and, as a result, the proceeds held in the trust account could be reduced and the per-share liquidation price received by our stockholders could be less than $10.00 per share.

Our charter provides that we must complete the Transactions or another business combination by November 20, 2020, or we must cease all operations except for the purposes of winding up, redeem our outstanding public shares and, subject to approval by our remaining stockholders and our board, dissolve and liquidate. Although the Merger Agreement requires us to seek an extension of this date from our stockholders, there can be no assurances that we will successfully obtain an extension on terms that allow us to consummate the Transactions, or at all. In the event that we do not consummate a business combination or obtain an extension by November 20, 2020, third parties may bring claims against us for monies we owe for products or services provided to us. Although we have obtained waiver agreements from Paya and from certain vendors and service providers that we have engaged and to which we owe money pursuant to which such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the trust account could be subject to claims which could take priority over those of our public stockholders. If we are unable to complete the Transactions or another business combination within the required time period, Daniel G. Cohen, our Chief Executive Officer, has agreed he will be personally liable to ensure that the proceeds in the trust account are not reduced below $10.00 per public share by the claims of target businesses or claims of vendors or other entities to which we owe money for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. However, he may not be able to meet such obligation. Therefore, the per-share distribution from the trust account in such a situation may be less than $10.00 due to such claims.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, or if we otherwise enter compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the trust account, the per-share distribution from the trust account may be less than $10.00.

Our directors may decide not to enforce the indemnification obligations of Daniel G. Cohen, resulting in a reduction in the amount of funds in the trust account available for distribution to our public stockholders.

If proceeds in the trust account are reduced below $10.00 per public share and Daniel G. Cohen asserts that he is unable to satisfy his obligations or that he has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against Mr. Cohen to enforce his indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against Mr. Cohen to enforce his indemnification obligations to us, it is possible that our independent directors, in exercising their business judgment, may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public stockholders may be less than $10.00 per share.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.

If we are unable to complete the Transactions with Paya or another business combination within the required time period, we must dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. We cannot assure you that we will properly assess all claims that may be potentially brought against us, nor can we assure you that third parties will not seek to recover from our stockholders amounts owed to them by us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of the date of distribution.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public stockholders promptly after November 20, 2020, if we do not consummate the Transactions, this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Moreover, our board may be viewed as having breached its fiduciary duties to our creditors and/or having acted in bad faith, and thereby exposing the board and us to claims for punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us or you for these reasons.

Actions taken by the initial stockholders, our officers and directors to increase the likelihood of approval of the Business Combination Proposal and the other proposals presented in this proxy statement/prospectus could have a depressive effect on the price of our or Parent common stock.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding us or our securities, the initial stockholders, our directors, officers and their respective affiliates may enter into agreements to purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or enter into transactions with such investors and others to provide them with incentives to acquire shares of our Class A common stock or vote their shares in favor of the Business Combination Proposal. As of the date of this proxy statement/prospectus, no such arrangement has been made with an existing investor. While the exact nature of any other incentive arrangements that may be entered into in the future has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares owned by the initial stockholders for nominal value. The purpose of such purchases and other transactions would be to increase the likelihood that the Business Combination Proposal is approved and to decrease the likelihood that holders request redemption of public shares. Entering into any such arrangements may have a depressive effect on the price of our or Parent common stock. For example, if as a result of these arrangements an investor or holder purchases shares for nominal value, the investor or holder may be more likely to sell such shares immediately following the closing of the Business Combination for a price below market value.

The unaudited pro forma financial information included in this proxy statement/prospectus may not be indicative of what our actual financial position or results of operations would have been.

The unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Our ability to successfully effect the Business Combination and successfully operate the business thereafter will depend largely upon the efforts of certain key personnel, including the key personnel of Paya, all of whom we expect to stay with Parent following the Business Combination. The loss of such key personnel could adversely affect the operations and profitability of Parent’s business.

Our ability to recognize certain benefits of the Business Combination and successfully operate Paya’s business following the Business Combination will depend upon the efforts of certain key personnel of Paya. Although we expect all of such key personnel to remain with Parent following the Business Combination, the unexpected loss of key personnel may adversely affect the operations and profitability of Parent. In addition, Parent’s future success depends in part on its ability to identify and retain key personnel to succeed senior management. Furthermore, while we have closely scrutinized the skills, abilities and qualifications of the key Paya personnel that will be employed by Parent, our assessment may not prove to be correct. If such personnel do not possess the skills, qualifications or abilities we expect or those necessary to manage a public company, the operations and profitability of Parent’s business may be negatively impacted.

The opinion of Northland, our financial advisor does not reflect changes in circumstances between August 2, 2020, the date Northland issued the opinion, and the closing of the Business Combination.

Our financial advisor, Northland, rendered an opinion dated August 2, 2020, to our board of directors that, as of such date, and subject to and based on the considerations referred to in its opinion, (i) the consideration to be paid by us in the Business Combination pursuant to the Merger Agreement was fair to us, from a financial point of view, and (ii) the fair market value of Paya implied by the various financial analyses Northland conducted in connection with its opinion equaled or exceeded 80% of the amount held by us in trust for the benefit of our public stockholders (excluding any deferred underwriters’ fees and taxes payable on the income earned on the trust account). The opinion was based on economic, market and other conditions in effect on, and the information made available to it as of, the date thereof.

Changes in the operations and prospects of Paya, general market and economic conditions and other factors on which Northland’s opinion was based, may significantly alter the value of Paya by the time the Business Combination is completed. The opinion does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. For a description of the opinion issued by Northland to our board, please see “Proposal No. 1 — The Business Combination Proposal — The Business Combination — Description of Fairness Opinion of Northland.”

Following the Business Combination, Parent’s ability to meet expectations and projections in any research or reports published by securities or industry analysts, or a lack of coverage by securities or industry analysts, could result in a depressed market price and limited liquidity for its common stock.

The trading market for Parent common stock will be influenced by the research and reports that industry or securities analysts may publish about it, its business, its market, or its competitors. If no securities or industry analysts commence coverage of Parent, its stock price would likely be less than that which would be obtained if it had such coverage and the liquidity, or trading volume of its common stock may be limited, making it more difficult for a stockholder to sell shares at an acceptable price or amount. If any analysts do cover Parent, their projections may vary widely and may not accurately predict the results it actually achieves. Parent’s share price may decline if its actual results do not match the projections of research analysts covering it. Similarly, if one or more of the analysts who write reports on Parent downgrades its stock or publishes inaccurate or unfavorable research about its business, its share price could decline. If one or more of these analysts ceases coverage of Parent or fails to publish reports on it regularly, its share price or trading volume could decline.

Future sales of Parent common stock issued to Seller and Blocker Seller may reduce the market price of common stock that you might otherwise obtain.

Under the Merger Agreement, Seller and Blocker Seller will exchange their equity interests in Holdings and Blocker for, among other things, an estimated 48.0 million shares of Parent common stock, based on Holdings’ current capitalization and assuming no redemptions.

The Merger Agreement provides that, at the closing of the Business Combination, Parent will enter into a registration rights agreement with certain of our existing stockholders, Seller and Blocker Seller, which we refer to as the Registration Rights Agreement, with respect to the shares of our common stock currently held or the Parent common stick that will be issued under the Merger Agreement. Seller and Blocker Seller, as parties to the Registration Rights Agreement, will be restricted from transferring (subject to limited exceptions) any shares of Parent common stock that they receive as a result of the Business Combination for a period of 180 days following the closing, subject to early termination in the event that the closing sale price of Parent’s common stock exceeds $12.00 for 20 out of 30 consecutive trading days.

Upon expiration of the lockup period applicable to shares of Parent common stock held by Seller or Blocker Seller, these parties may sell large amounts of Parent common stock in the open market or in privately negotiated transactions. The registration and availability of such a significant number of shares of common stock for trading in the public market may increase the volatility in Parent’s stock price or put significant downward pressure on the price of its stock. In addition, Parent may use shares of its common stock as consideration for future acquisitions, which could further dilute its stockholders.

GTCR is a large and significant stockholder and, as a result, Parent may be a “controlled company” upon the consummation of the Business Combination, which would exempt Parent from certain obligations to comply with certain corporate governance requirements.

Upon the consummation of the Business Combination, assuming no redemptions of FinTech’s Class A common stock, GTCR will own approximately $[•] million of Parent’s common stock, or approximately [•]% of Parent’s outstanding common stock. Accordingly, we expect that Parent will be a “controlled company” for purposes of the NASDAQ listing requirements. As such, Parent would be exempt from the obligation to comply with certain corporate governance requirements, including the requirements that a majority of its board of directors consists of independent directors, and that it has nominating and compensation committees that are each composed entirely of independent directors. These exemptions do not modify the requirement for a fully independent audit committee. If Parent ceases to be a “controlled company,” it must comply with the independent board committee requirements as they relate to the nominating and compensation committees, subject to certain “phase-in” periods.

We may be controlled or substantially influenced by GTCR, whose interests may conflict with yours. The concentrated ownership of Parent’s common stock could prevent you and other shareholders from influencing significant decisions.

Following the consummation of the Business Combination, we expect that GTCR will control the voting of at least 50% of Parent’s outstanding common stock. As a result, GTCR would have the ability to control the outcome of most matters requiring stockholder consent. Moreover, for so long as it holds at least a majority of Parent’s outstanding common stock, it would have the ability, through the board of directors, to control decision-making with respect to Parent’s business direction and policies. Matters over which GTCR will, directly or indirectly, exercise control following this offering include:

•        the election of Parent’s board of directors and the appointment and removal of our officers;

•        mergers and other business combination transactions requiring stockholder approval, including proposed transactions that would result in our stockholders receiving a premium price for their shares; and

•        amendments to Parent’s certificate of incorporation or increases or decreases in the size of our board of directors.

Even if GTCR’s ownership is less than 50% following consummation of the Business Combination, or if it subsequently falls below 50%, GTCR may continue to be able to strongly influence or effectively control our decisions.

Under the Merger Agreement, we have no right to seek indemnification from Holdings, Blocker, Seller or Blocker Seller following the Business Combination.

The representations, warranties and covenants made by Holdings, Blocker, Seller or Blocker Seller in the Merger Agreement do not survive closing and are not subject to indemnification. As a result, if any of Holdings, Blocker, Seller or Blocker Seller is found to have breached any of its representations, warranties or covenants contained in the Merger Agreement, other than those covenants that by their terms apply or are to be performed in whole or in part at or after the closing of the Business Combination, we will have no recourse against any of them.

Parent will be required to make payments under the Tax Receivable Agreement for certain tax benefits Parent may claim, and the amounts of such payments could be significant.

The Tax Receivable Agreement will generally provide for the payment by Parent to the Seller and Blocker Seller, as applicable, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that Parent actually realizes (or is deemed to realize in certain circumstances) in periods after the Business Combination as a result of: (i) certain tax attributes of Blocker, Holdings and subsidiaries of Holdings that existed prior to the Business Combination; (ii) certain increases in the tax basis of Holdings’ and its subsidiaries’ assets resulting from the Business Combination; (iii) imputed interest deemed to be paid by Parent as a result of payments Parent makes under the Tax Receivable Agreement; and (iv) certain increases in tax basis resulting from payments Parent makes under the Tax Receivable Agreement. Parent will retain the benefit of the remaining 15% of these cash savings. The amount of the cash payments that Parent may be required to make under the Tax Receivable Agreement could be significant and is dependent upon future events and assumptions, including the amount and timing of taxable income Parent generates in the future, the U.S. federal income tax rate then applicable and the portion of Parent’s payments under the Tax Receivable Agreement that constitute interest or give rise to depreciable or amortizable tax basis. Moreover, payments under the Tax Receivable Agreement will be based on the tax reporting positions that Parent determines, which tax reporting positions are subject to challenge by taxing authorities. Parent will be dependent on distributions from Paya to make payments under the Tax Receivable Agreement, and Parent cannot guarantee that such distributions will be made in sufficient amounts or at the times needed to enable Parent to make its required payments under the Tax Receivable Agreement, or at all. Any payments made by Parent to Seller or Blocker Seller under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to Parent. To the extent that Parent is unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by Parent. Nonpayment for a specified period may constitute a breach of a material obligation under the Tax Receivable Agreement, and therefore, may accelerate payments due under the Tax Receivable Agreement. The payments under the Tax Receivable Agreement are also not conditioned upon the Seller or Blocker Seller maintaining a continued ownership interest in Parent. See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Additional Agreements — Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement.

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, Parent realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that if Parent breaches any of its material obligations under the Tax Receivable Agreement, if Parent undergoes a change of control or if, at any time, Parent elects an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and Parent’s obligations, or Parent’s successor’s obligations, to make payments under the Tax Receivable Agreement would accelerate and become immediately due and payable. The amount due and payable in those circumstances is determined based on certain assumptions, including an assumption that Parent would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. Parent may need to incur debt to finance payments under the Tax Receivable Agreement to the extent Parent’s cash resources are insufficient to meet Parent’s obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

As a result of the foregoing, (i) Parent could be required to make cash payments to the Seller or Blocker Seller that are greater than the specified percentage of the actual benefits Parent ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement, and (ii) Parent would be required to make a cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, Parent’s obligations under the Tax Receivable Agreement could have a substantial negative impact on Parent’s liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control due to the additional transaction costs a potential acquirer may attribute to satisfying such obligations. There can be no assurance that Parent will be able to finance its obligations under the Tax Receivable Agreement.

Parent will not be reimbursed for any payments made to Seller or Blocker Seller under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

Parent will not be reimbursed for any cash payments previously made to Seller or Blocker Seller pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by Parent are subsequently challenged by a taxing authority and are ultimately disallowed.

Instead, any excess cash payments made by Parent to a Seller or Blocker Seller will be netted against any future cash payments that Parent might otherwise be required to make under the terms of the Tax Receivable Agreement. However, a challenge to any tax benefits initially claimed by Parent may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that Parent might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with Parent’s tax reporting positions. As a result, it is possible that Parent could make cash payments under the Tax Receivable Agreement that are substantially greater than Parent’s actual cash tax savings.

Subsequent to the consummation of the Business Combination, Parent may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although we have conducted a due diligence examination of Paya, we cannot assure you that this examination revealed all material issues that may be present in Paya’s business, or that factors outside of our and Paya’s control will not later arise. As a result, Parent may be forced to later write down or write off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on Parent’s liquidity, the fact that it report charges of this nature could contribute to negative market perceptions about Parent or its securities. In addition, charges of this nature may cause Parent to be unable to obtain future financing on favorable terms or at all.

Parent may be subject to securities litigation, which is expensive and could divert management attention.

Following the Business Combination, Parent’s share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Parent may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on its business, financial condition, results of operations and prospects. Any adverse determination in litigation could also subject Parent to significant liabilities.

Risks Relating to the Redemption

Public stockholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from exercising redemption rights with respect to 20% or more of the public shares.

A public stockholder, together with any of its affiliates or any other person with whom it is acting in concert or as a “group,” will be restricted from exercising redemption rights with respect to an aggregate of 20% or more of the public shares. Accordingly, if you hold 20% or more of the public shares and the Business Combination Proposal is approved, you will not be able to exercise redemption rights with respect to the full amount of your shares and may be forced to hold the shares in excess of 20% or sell them in the open market. If the Business Combination is consummated, the value of such excess shares may not appreciate over time and the market price of Parent common stock may not exceed the per-share redemption price paid in connection with the Business Combination.

A stockholder’s decision as to whether to redeem his, her, its shares for a pro rata portion of the trust account may not put the stockholder in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell his, her or its public shares in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, such as the Business Combination, may cause an increase in Parent’s share price, and may result in a lower value realized upon redemption than a stockholder might realize in the future had the stockholder not redeemed his, her or its shares. Similarly, if a stockholder does not redeem his, her or its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of the Business Combination, and the risk that the stockholder may not be able, in the future to sell his, her or its shares, for a greater amount than the redemption price described in this proxy statement/prospectus. A stockholder should consult his, her or its tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If our stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of our Class A common stock for a pro rata portion of the funds held in our trust account.

In order to exercise redemption rights, holders of public shares are required to, among other requirements, submit a request in writing and deliver their stock (either physically or electronically) to our transfer agent at least two business days prior to the special meeting. Stockholders electing to redeem their public shares will receive their pro rata portion of the amount on deposit in the trust account as of two business days prior to the anticipated consummation of the Business Combination. See the section entitled “Special Meeting of FinTech Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights. If you do timely submit your redemption request and deliver your Class A common stock and comply with the other redemption requirements, you will not be entitled to redeem your Class A common stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X to give effect to the acquisition of Holdings by FinTech Acquisition Corp. III (“FinTech” or the “Company”).

The following unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of FinTech and Holdings as adjusted to give effect to the Business Combination and related financing transactions. The unaudited pro forma condensed combined balance sheet as of June 30, 2020 assumes that the Business Combination and the related proposed financing transactions were completed on June 30, 2020. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 give pro forma effect to the Business Combination and the related proposed financing transactions as if they had occurred on January 1, 2019.

The assumptions and estimates underlying the unaudited adjustments to the unaudited pro forma condensed combined financial statements are described in the accompanying notes, which should be read in conjunction with, the following:

•        The Company’s unaudited condensed financial statements and related notes as of and for the six months ended June 30, 2020 included elsewhere in this proxy statement/prospectus.

•        Holdings’ unaudited condensed consolidated financial statements and related notes as of and for the six months ended June 30, 2020 included elsewhere in this proxy statement/prospectus.

•        The Company’s audited financial statements and related notes for the year ended December 31, 2019 included elsewhere in this proxy statement/prospectus.

•        Holdings’ audited consolidated financial statements and related notes for the year ended December 31, 2019 included elsewhere in this proxy statement/prospectus.

•        The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this proxy statement/prospectus.

•        Paya’s Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this proxy statement/prospectus.

Certain direct and incremental costs related to the Business Combination will be recorded as a reduction against additional-paid-in-capital, consistent with the accounting for reverse recapitalizations. The unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Business Combination.

The unaudited condensed combined pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain estimates and assumptions. These estimates and assumptions are based on information available as of the dates of these unaudited pro forma condensed combined financial statements and may be revised as additional information becomes available. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material.

The following describes the above entities:

FinTech

The Company is a blank check company incorporated in Delaware on March 20, 2017. The Company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business transaction, one or more operating businesses or assets. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

At June 30, 2020, the Company had not yet commenced operations. All activity through June 30, 2020 relates to the Company’s formation and its initial public offering (the “Initial Public Offering” or “IPO”), which is described below, and, since its Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

Holdings

Holdings, a Delaware limited liability company, is a holding company that conducts operations through its wholly-owned subsidiaries. These operating subsidiaries are comprised of Paya, Inc. (“Paya”), Paya EFT, Inc. (“Paya EFT”), a wholly-owned subsidiary of Paya, Stewardship Technology, Inc. (“Stewardship”), and First Mobile Trust, LLC (“FBS”). Holdings is wholly owned by Seller.

Holdings is a leading independent integrated payments platform providing Card, automated clearing house (“ACH”), and Check payment processing solutions via software to middle-market businesses in the United States. Paya’s solutions integrate with customers’ core business software to enable payments acceptance, reconcile invoice detail, and post payment information to their core accounting system. In this manner, Paya enables its customers to collect revenue from their consumer (“B2C”) and business (“B2B”) customers with a seamless experience and high-level of security across payment types.

Holdings is headquartered in Atlanta, Georgia and also has operations in Reston, VA, Fort Walton Beach, FL, Mount Vernon, OH and Miamisburg, OH.

Description of the Business Combination

Pursuant to the terms of the Merger Agreement, FinTech, through its newly formed Parent and Parent’s wholly-owned subsidiary, has agreed to acquire all of the equity interests of Holdings and Blocker from Seller and Blocker Seller for $1.045 billion. Concurrently with the signing of the Merger Agreement, FinTech entered into subscriptions to sell 20.0 million Common A Shares to investors as well as 5.0 million Common A Shares to affiliates of the Sponsor which will be considered in the minimum closing cash figures and is collectively referred to as the “PIPE financing”. The Business Combination is expected to be financed with FinTech’s IPO proceeds currently held within a trust account and the PIPE financing as well as through the issuance of Parent’s common stock (“Rollover Equity”). Upon closing of the Business Combination, Parent will own 100% of FinTech which will own 100% of Blocker, which will own 100% of Holdings.

The Business Combination will be accounted for as a reverse recapitalization under the scope of the Financial Accounting Standards Board’s Accounting Standards Codification 805, Business Combinations (“ASC 805”), in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Under this method of accounting, FinTech will be treated as the “acquired” company and Holdings will be considered the accounting acquiror for accounting purposes. The Business Combination will be treated as the equivalent of Holdings issuing stock for the net assets of FinTech, accompanied by a recapitalization. The net assets of Holdings and FinTech will be stated at historical cost. No goodwill or intangible assets will be recorded in connection with the Business Combination.

Holdings has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances under both the no and maximum redemptions scenarios:

•        Holdings’ senior management will comprise all key management positions of Parent;

•        Seller will have the largest voting interest in Parent under both the no and maximum redemption scenarios;

•        All individuals of Parent’s board of directors will initially be selected by Holdings shareholders;

•        Holdings’ subsidiaries will comprise the ongoing operations of Parent;

•        Holdings is larger in relative size than FinTech; and

•        Parent’s headquarters will be that of Holdings.

Consideration of $1.045 billion to be paid to Seller and Blocker Seller upon closing will consist of an estimated $565.5 million in cash and $479.5 million in the form of shares of Parent’s common stock, which is the equivalent of 48.0 million shares with a par value of $0.0001 per share, assuming no redemptions. After giving effect to the maximum number of redemptions as described below, the cash consideration will decrease to a minimum of $428.0 million and a corresponding increase to the shares issued to Seller. Under both scenarios, Seller is expected to have the largest voting interest of Parent’s common stock after close of the Business Combination. The cash portion of the Business Combination consideration shall be funded with the $353.5 million of cash held in FinTech’s trust account and the $250 million of proceeds from the PIPE financing based on the price of $10.00 per share. To the extent not used to pay the cash portion of the Business Combination consideration, the redemption price for any properly redeemed shares of FinTech’s Class A common stock, or fees and expenses related to the Business Combination and the other transactions contemplated by the Merger Agreement, the proceeds from FinTech’s trust account and the PIPE financing will be used for general corporate purposes, which may include, but not be limited to, working capital for operations, repayment of indebtedness, capital expenditures and future acquisitions.

Upon closing of the Business Combination, Parent and Seller will enter into a Tax Receivable Agreement (“TRA”) as additional consideration to Seller. The Tax Receivable Agreement will generally provide for the payment by Parent to Seller of 85% of certain tax benefits that Parent actually realizes or is deemed to realize from the use of certain tax attributes in periods after the closing of the Business Combination. Parent will retain the tax benefit, if any, of the remaining 15% of these tax attributes.

As a condition to the closing of the Business Combination, Parent, Seller and the Sponsor will enter into a Sponsor Agreement, pursuant to which, the Sponsor’s 8.9 million shares of FinTech’s Class B common stock will be restructured such that the Sponsor will retain 1.8 million shares and will forfeit 1.4 million shares upon the closing of the Business Combination. The Sponsor will be entitled to receive the remaining 5.7 million shares contingent upon Parent’s share price exceeding certain thresholds (collectively “Sponsor Promote Shares”).

Upon the closing of the Business Combination, an additional 14.0 million shares of Parent’s common stock will be contingently issuable to Seller and Blocker Seller (based on their proportionate ownership) pursuant to the Merger Agreement (“Earnout Shares”).

5.7 million of the Sponsor Promote Shares and all 14.0 million Earnout Shares are contingently issuable in two equal tranches if the closing sale price of Parent’s common stock exceeds certain price thresholds ($15.00 and $17.50, respectively) for 20 out of any 30 consecutive trading days during the first five years following the closing of the Business Combination. Refer to the Merger Agreement included as Annex A of this proxy statement/prospectus for additional details. None of the contingently issuable shares have been included in the expected capitalization and have been excluded from pro forma per share calculations as defined in Note 4.

The number of shares of Parent common stock to be issued in the Business Combination will be based on a $10.00 per share value for its common stock. For additional information regarding the consideration payable in the Business Combination, see the section in this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Consideration.”

The following represents the aggregate consideration, exclusive of Earnout Shares and TRA (in thousands):

	Assuming No Redemption Amounts	Assuming Maximum Redemption Amounts
Cash paid to Seller	$565,503	$428,024
Share Issuance to Seller, at $10 per share	479,497	616,976
Consideration, exclusive of Earnout Shares and TRA	$1,045,000	$1,045,000

There is no specified maximum redemption threshold; however, the closing of the transaction is conditioned upon, among other things, minimum cash proceeds of $200 million from FinTech’s trust account, after giving effect to redemptions and equity offerings and $400 million of total minimum cash. The table below has been updated to reflect this.

Furthermore, in no event will the Company redeem public shares in an amount that would cause net tangible assets to be less than $5,000,001. The unaudited condensed combined pro forma financial information has been prepared assuming two alternative levels of redemption:

•        Assuming No Redemption — This presentation assumes that none of the Company’s public stockholders exercise redemption rights with respect to their shares for a pro rata portion of the funds in the Company’s trust account upon consummation of the Business Combination.

•        Assuming Maximum Redemption — This presentation assumes that the Company’s public stockholders will redeem approximately 13.4 million shares for aggregate redemption payments of $137.5 million. Aggregate redemption payments of $137.5 million were calculated as the difference between (i) available trust cash of $353.5 million less estimated FinTech transaction expenses of $16.0 million (“Available Closing Date Trust Cash”) and (ii) minimum funds required of $200.0 million. This scenario results in minimum total cash of $400.0 million after the PIPE financing of $250.0 million. The number of public redemption shares of approximately 13.4 million shares was calculated based on the estimated per share redemption value of $10.25 ($353.5 million in trust account divided by 34.5 million outstanding FinTech public shares).

The following summarizes the pro forma shares of common stock outstanding under the no redemption and maximum redemption scenarios (in thousands):

	Assuming No Redemption		Assuming Maximum Redemption
	Shares	%	Shares	%
FinTech Public Shareholders	34,500	31%	21,082	18%
FinTech Sponsor Public Shares	930	1%	930	1%
FinTech Sponsor Promote Shares	1,748	2%	1,748	2%
FinTech Sponsor PIPE	5,000	4%	5,000	5%
Total FinTech	42,178	38%	28,760	26%
Seller Shares	47,950	44%	61,698	56%
GTCR Funds PIPE	700	1%	700	1%
Other PIPE Investor(s)	19,300	17%	19,300	17%
Total Shares at Closing	110,128	100%	110,458	100%

FINTECH ACQUISITION CORP. III
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of June 30, 2020
(Amounts in thousands of U.S. dollars, except per share data)

	FinTech (Historical)	GTCR-Ultra Holdings II, LLC (Historical)	Pro Forma Adjustments (Assuming No Redemption)		Combined Pro Forma (Assuming No Redemption)	Additional Pro Forma Adjustments (Assuming Max Redemption)		Combined Pro Forma (Assuming Max Redemption)
Assets
Current assets:
Cash and cash equivalents	$148	$24,900	$353,479	2a	$20,697	$(137,479)	2o	$20,697
	—	—	200,000	2b
	—	—	50,000	2c
	—	—	(500)	2d
	—	—	2,796	2f
	—	—	(6,000)	2i
	—	—	(34,550)	2i
	—	—	(565,503)	2j		137,479	2j
	—	—	(4,073)	2i, 2n		—
Trade receivables, net	—	21,689	—		21,689	—		21,689
Prepaid Expenses	115	1,424	—		1,539	—		1,539
Income tax receivable	—	1,402	—		1,402	—		1,402
Receivable from affiliate	—	24,867	(24,867)	2f	—	—		—
Other current assets	—	580	—		580	—		580
Total current assets before funds held for clients	263	74,862	(29,218)		45,907	—		45,907
Funds held for clients	—	83,449	—		83,449	—		83,449
Total current assets	263	158,311	(29,218)		129,356	—		129,356
Cash and marketable securities held in Trust Account	353,479	—	(353,479)	2a		—		—
Property and equipment, net	—	10,435	—		10,435	—		10,435
Goodwill	—	193,885	—		193,885	—		193,885
Intangible assets, net	—	126,501	—		126,501	—		126,501
Other long-term, assets	—	731	—		731	—		731
Total assets	$353,742	$489,863	$(382,697)		$460,908	$—		$460,908

Liabilities and Shareholders’ Equity
Current liabilities:
Trade payables	$70	$2,459	$—		$2,529	$—		$2,529
Accrued liabilities	—	7,813	(54)	2i	7,759	—		7,759
Accrued revenue share	—	8,730	—		8,730	—		8,730
Promissory note – related parties	500	—	(500)	2d	—	—		—
Other current liabilities	258	2,873	—		3,131	—		3,131
Total current liabilities before client fund obligations	828	21,875	(554)		22,149	—		22,149
Client fund obligations	—	83,709	—		83,709	—		83,709
Total current liabilities	828	105,584	(554)		105,858	—		105,858

Deferred underwriting fee payable	14,700	—	(14,700)	2i	—	—		—
Deferred tax liability, net	—	25,082	979	2m	26,061	—		26,061
Long-term debt	—	223,464	(3,823)	2n	219,641	—		219,641

FINTECH ACQUISITION CORP. III
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — Continued
As of June 30, 2020
(Amounts in thousands of U.S. dollars, except per share data)

	FinTech (Historical)	GTCR-Ultra Holdings II, LLC (Historical)	Pro Forma Adjustments (Assuming No Redemption)		Combined Pro Forma (Assuming No Redemption)	Additional Pro Forma Adjustments (Assuming Max Redemption)		Combined Pro Forma (Assuming Max Redemption)
Other long-term liabilities	—	751	—		751	—		751
Total liabilities	15,528	354,881	(18,098)		352,311	—		352,311
	—	—	—		—	—		—
Common stock subject to possible redemption, 33,321,394 shares at redemption value as of June 30, 2020	333,214	—	(333,214)	2e	—	—		—
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—	—		—	—		—
Class A common stock, $0.0001 par value; 85,000,000 shares authorized; 2,108,626 issued and outstanding (excluding 33,321,394 shares subject to possible redemption) as of June 30, 2020	—	—	6	2g,2k	6	1	2k	7
Class B common stock, $0.0001 par value; 15,000,000 shares authorized; 8,857,500 issued and outstanding as of June 30, 2020	1	—	(1)	2g	—	—		—
Additional paid-in capital			200,000	2b	108,841	(137,479)	2o	108,840
			50,000	2c	—	—		—
			333,214	2e	—	—		—
			(5)	2k	—	(1)	2k	—
			(22,071)	2f	—	—		—
			4,999	2h	—	—		—
			8,700	2i	—	—		—
			(34,496)	2i	—	—		—
			(565,503)	2j	—	137,479	2j	—
			(979)	2m	—	—		—
			134,982	2l	—	—		—
Retained earnings	4,999		(4,999)	2h	—	—		—
			(250)	2n	(250)	—		(250)
Total shareholders’ equity	$5,000	$—	$103,597		$108,597	$—		$108,597

Member’s equity	—	134,982	(134,982)	2l	—	—		—
Total liabilities and shareholders’ equity	$353,742	$489,863	$(382,697)		$460,908	$—		$460,908

FINTECH ACQUISITION CORP. III
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the six months ended June 30, 2020
(Amounts in thousands of U.S. dollars, except per share data)

	FinTech (Historical)	GTCR-Ultra Holdings II, LLC (Historical)	Pro Forma Adjustments (Assuming No Redemption)		Combined Pro Forma (Assuming No Redemption)	Additional Pro Forma Adjustments (Assuming Max Redemption)	Combined Pro Forma (Assuming Max Redemption)
Revenue	$—	$100,226	$—		$100,226	$—	$100,226
Cost of services exclusive of depreciation and amortization	—	(49,409)	—		(49,409)	—	(49,409)
Selling, general & administrative expenses	(877)	(29,585)	877	3b,3c	(29,585)	—	(29,585)
Depreciation and amortization	—	(12,007)	—		(12,007)	—	(12,007)
Income (loss) from Operations	(877)	9,225	877		9,225	—	9,225
Other income (expense)
Interest expense	—	(9,339)	41	3d	(9,298)	—	(9,298)
Other income (expense)	1,841	(5)	(1,841)	3a	(5)	—	(5)
Total other income (expense)	1,841	(9,344)	(1,800)		(9,303)	—	(9,303)
Income (loss) before income taxes	964	(119)	(923)		(78)	—	(78)
Income tax benefit (expense)	(366)	69	258	3e	(39)	—	(39)
Net income (loss)	$598	$(50)	$(665)		$(117)	$—	$(117)

Weighted average shares outstanding of Class A redeemable common stock	34,500,000				110,128,250		110,458,250
Basic and diluted net income per share, Class A	$0.04				$(0.00)		$(0.00)
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	9,787,500
Basic and diluted net loss per share, Class A and Class B	$(0.08)

FINTECH ACQUISITION CORP. III
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the year ended December 31, 2019
(Amounts in thousands of U.S. dollars, except per share data)

	FinTech (Historical)	GTCR-Ultra Holdings II, LLC (Historical)	Pro Forma Adjustments (Assuming No Redemption)		Combined Pro Forma (Assuming No Redemption)	Additional Pro Forma Adjustments (Assuming Max Redemption)	Combined Pro Forma (Assuming Max Redemption)
Revenue	$—	$203,374	$—		$203,374	$—	$203,374
Cost of services exclusive of depreciation and amortization	—	(101,564)	—		(101,564)	—	(101,564)
Selling, general & administrative expenses	(2,065)	(69,943)	1,000	3c	(71,008)	—	(71,008)
Depreciation and amortization	—	(22,436)	—		(22,436)	—	(22,436)
Income (loss) from Operations	(2,065)	9,431	1,000		8,366	—	8,366
Other income (expense)
Interest expense	—	(832)	81	3d	(751)	—	(751)
Other income (expense)	7,977	(20,043)	(7,977)	3a	(20,043)	—	(20,043)
Total other income (expense)	7,977	(20,875)	(7,896)		(20,794)	—	(20,794)
Income (loss) before income taxes	5,912	(11,444)	(6,977)		(12,428)	—	(12,428)
Income tax benefit (expense)	(1,637)	2,420	2,932	3e	3,715	—	3,715
Net income (loss)	$4,275	$(9,024)	$(4,045)		$(8,713)	$—	$(8,713)

Weighted average shares outstanding of Class A redeemable common stock	34,500,000				110,128,250		110,128,250
Basic and diluted net income per share, Class A	$0.18				$(0.08)		$(0.08)
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	9,787,500
Basic and diluted net loss per share, Class A and Class B	$(0.19)

Note 1. Basis of Pro Forma Presentation

The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the Business Combination, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the results of the consolidated results of Parent subsequent to the Business Combination.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor do they purport to project the future consolidated results of operations or financial position of the combined company. They should be read in conjunction with the historical consolidated financial statements and notes thereto of FinTech and Holdings.

There were no significant intercompany balances or transactions between FinTech and Holdings as of the date and for the periods of these unaudited pro forma condensed combined financial statements.

Holdings is currently negotiating certain employment agreements for the post close entity. Based on the preliminary terms, these agreements would result in an increase in compensation cost on a pro forma basis. However, as these employment agreements are preliminary and not yet executed, the Company has not included a pro forma adjustment because such amounts are not known and are deemed not factually supportable at this time.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had FinTech and Holdings filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of FinTech’s shares outstanding, assuming the Business Combination and related transactions occurred on January 1, 2019.

Note 2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2020 are as follows:

a)      Reflects the reclassification of $353.5 million of cash and cash equivalents held in FinTech’s trust account that becomes available for transaction consideration, transaction expenses, redemption of public shares and the operating activities following the Business Combination assuming no redemptions.

b)      Reflects the gross cash proceeds from PIPE financing of 20.0 million shares of FinTech Class A common stock for $200.0 million from private investors.

c)      Reflects the gross cash proceeds from PIPE financing of 5.0 million FinTech shares of Class A common stock for $50.0 million from affiliates of the Sponsors.

d)      Reflects the cash settlement of $0.5 million of FinTech promissory notes with related parties.

e)      Represents the reclassification of $333.2 million of common stock subject to possible redemption to permanent equity assuming no redemptions.

f)      Reflects the settlement of $24.9 million of Holdings intercompany loan receivables with Seller of which $2.8 million will be settled in cash at closing and $22.1 million will be settled through an equity distribution in connection with the Business Combination.

g)      Reflects the reclassification of $1 thousand for the par value of FinTech Class B common stock to the par account for Class A common stock to account for the conversion of all outstanding, non-forfeited Class B common stock to Class A common stock (refer to Note 4 herein).

h)      Reflects the elimination of $5.0 million of FinTech’s historical retained earnings.

i)       Reflects the payment of FinTech and Holdings’ transaction costs of $41.9 million, expected to be incurred related to the closing of the Business Combination. Of that amount, $1.3 million is related to closing debt financing costs referenced in Note (2n) and $6.0 million relates to the cash settlement of deferred underwriting compensation incurred as part of FinTech’s IPO to be paid upon the consummation of a Business Combination, while the remaining $8.7 million has been forgiven by the underwriters and has been recorded as an offset to Additional Paid in Capital. The remaining transaction costs of $34.6 million include direct and incremental costs, such as legal, third party advisory, investment banking, other miscellaneous fees and equity financing fees associated with the PIPE financing described at Notes 2(b) and 2(c). As of June 30, 2020, $0.1 million of transaction costs were accrued on the historical balance sheet of Holdings.

j)       Reflects the payment of $565.5 million of cash consideration paid to Seller under the no redemption scenario and $428.0 million under the maximum redemption scenario in connection with the Business Combination.

k)      Reflects the issuance of 48.0 million shares to Seller under the no redemption scenario and 61.7 million shares under the maximum redemption scenario at $0.0001 par value as consideration for the Business Combination.

l)       Reflects the recapitalization of Holdings, including the reclassification of members’ equity to common stock and Additional Paid in Capital.

m)     Reflects the increase in deferred tax liabilities, net consisting of an increase to deferred tax liabilities of $1.2 million related to cumulative tax basis differences of pass through entities that will become realizable subsequent to the Business Combination, partially offset by $0.2 million of deferred tax assets resulting from a tax basis step-up of intangible assets. In addition, a potential Tax Receivable Agreement liability of approximately $31.3 million has been calculated, which represents 85% of deferred tax benefit related to the specified tax attributes to be realized by Parent, could be paid to Sellers if realizable. The Tax Receivable Agreement liability would be additional consideration to the Seller and treated as a transaction with shareholders. The Tax Receivable Agreement liability has been considered in accordance with ASC 450 which requires that a liability be probable of occurrence and estimable. Due primarily to the historical losses of Holdings and projected taxable earnings, the Tax Receivable Agreement liability does not currently meet the probability criteria for recognition and therefore, a Tax Receivable Agreement liability has not been recorded herein. The expected future payments under the Tax Receivable Agreement are dependent upon a number of factors, including Parent’s cash tax savings, the applicable tax rate in the years in which it utilizes tax attributes subject to the Tax Receivable Agreement as well as current tax forecasts. These estimated rates and forecasts are subject to change based on actual results and realizations which could have a material impact on the actual liability to be paid.

n)      Reflects the costs incurred to amend the existing debt facility of Holdings’. The amendment extends the maturity date of the debt facility and includes additional change of control language specific related to the proposed Business Combination, but does not change the lenders, modify the principal outstanding or the stated interest rate. $1.3 million of fees will be paid upon closing of the Business Combination and have been included in transaction costs. Refer to Note (2i) for additional information. The amendment will be accounted for as a modification resulting in a reduction of net debt of $3.8 million for creditor costs and $0.3 million of third-party costs expensed as incurred. The creditor costs will be amortized through interest expense over the remaining life of the debt. Refer to Note 3(d) for the tax impact.

The additional pro forma adjustments assuming maximum redemptions:

o)      Reflects $137.5 million withdrawal of funds from the trust account to fund the redemption of 13.4 million shares of FinTech common stock at approximately $10.25 per share.

Note 3. Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 are as follows:

a)      Represents the elimination of $1.8 million of interest income on FinTech’s trust account for the six months ended June 30, 2020 and $8.0 million for the year ended December 31, 2019.

b)      Reflects the elimination of $0.4 million in non-recurring transaction costs incurred for the six months ended June 30, 2020 that are directly related to the Business Combination. No transaction costs were incurred for the year ended December 31, 2019.

c)      Holdings had previously entered into an advisory agreement with an affiliate for business consulting services. In exchange for those services Holdings paid an annual advisory fee. This agreement will be terminated in connection with the Business Combination, which will result in the elimination of $0.5 million of selling, general and administrative expenses for the six months ended June 30, 2020 and $1.0 million for the year ended December 31, 2019.

d)      Reflects the incremental amount of interest expense of less than $0.1 million for the six months ended June 30, 2020 and for the year ended December 31, 2019, resulting from the deferred financing costs associated with the debt modification described in Note 2(n).

e)      Subsequent to the Business Combination, these entities will be subject to income tax. The tax effect on the pro forma adjustments was determined using an estimated statutory blended rate of 28% for the six months ended June 30, 2020 and the year ended December 31, 2019. Additionally, the previously disregarded entities (“DREs”) for tax purposes will become part of a consolidated tax structure. The DREs incurred losses that would be included in the Parent’s consolidated income. Utilizing the pro forma effective tax rate of 20.4% a benefit of $1.0 million has been recorded for the year ended December 31, 2019 after considering the incremental taxable losses of the DREs. The same approach resulted in no adjustment for the six months ended June 30, 2020.

Note 4. Loss Per Share

Pro Forma Weighted Average Shares (Basic and Diluted)

The following pro forma weighted average shares calculations have been performed for the six months ended June 30, 2020 and the year ended December 31, 2019. The unaudited condensed combined pro forma loss per share (“LPS”), basic and diluted, are computed by dividing loss by the weighted-average number of shares of common stock outstanding during the period.

Prior to the Business Combination, FinTech had two classes of shares: Class A shares and Class B shares. The Class B shares are held by the Sponsor. In connection with the closing of the Business Combination, each currently issued and outstanding share of FinTech Class B common stock not forfeited, will automatically convert on a one-for-one basis, into shares of FinTech Class A common stock. Immediately thereafter, each currently issued and outstanding share of Class A common stock will automatically convert one-for-one basis, into shares of Parent.

FinTech has 17.3 million outstanding public warrants sold during the initial public offering and 0.5 million warrants sold in a private placement to purchase an aggregate of 0.9 million Class A shares simultaneous to the initial public offering. The warrants are exercisable at $11.50 per share amounts which exceeds the current market price of FinTech’s Class A common stock. These warrants are considered anti-dilutive and excluded from the earnings per share calculation when the exercise price exceeds the average market value of the common stock price during the applicable period.

Following the closing of the Business Combination, an additional 14.0 million shares of Parent’s common stock are issuable to Seller and 5.7 million shares of Parent’s common stock are issuable to the Sponsor, in each case contingent upon the closing sale price of Parent’s common stock exceeding certain thresholds within the first five years following the closing of the Business Combination. Because these shares are contingently issuable based upon the share price of Parent reaching specified thresholds that are not currently met, these contingent shares have been excluded from basic and diluted pro forma LPS.

As a result, pro forma diluted LPS is the same as pro forma basic LPS for the periods presented.

	For the six months ended June 30, 2020		For the year ended December 31, 2019
	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
In thousands, except per share data
Pro forma net loss	$(117)	$(117)	$(8,713)	$(8,713)
Basic and Diluted weighted average shares outstanding	110,128	110,458	110,128	110,458
Pro Forma Basic and Diluted loss per share	$(0.00)	$(0.00)	$(0.08)	$(0.08)

Pro Forma Basic and Diluted weighted average shares
FinTech Public Shareholders	34,500	21,082	34,500	21,082
FinTech Sponsor Public Shares	930	930	930	930
FinTech Sponsor Promote Shares	1,748	1,748	1,748	1,748
FinTech Sponsor PIPE	5,000	5,000	5,000	5,000
Total FinTech	42,178	28,760	42,178	28,760

Seller Shares	47,950	61,698	47,950	61,698
GTCR Funds PIPE	700	700	700	700
Other PIPE Investor(s)	19,300	19,300	19,300	19,300
Total Pro Forma Basic and Diluted weighted average shares	110,128	110,458	110,128	110,458

SPECIAL MEETING OF FINTECH STOCKHOLDERS

General

We are furnishing this proxy statement/prospectus to our stockholders as part of the solicitation of proxies by our board of directors for use at the special meeting in lieu of the 2020 annual meeting of stockholders to be held on [•], 2020, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about [•], 2020.

Date, Time and Place of Special Meeting

The special meeting will be held at [•], Eastern Time, on [•], 2020, at the offices of [•], or such other date, time and place to which such meeting may be adjourned or postponed, for the purposes set forth in the accompanying notice.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the special meeting if you owned shares of our common stock at the close of business on [•], 2020, which is the record date for the special meeting. You are entitled to one vote for each share of our common stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that shares held beneficially by you are voted in accordance with your instructions. On the record date, there were [•] shares of our common stock outstanding, of which [•] are public shares, [•] are private placement shares held by our Sponsor and Cantor and [•] are founder shares held by our initial stockholders.

Vote of FinTech Initial Stockholders

In connection with our IPO, we entered into an agreement with our initial stockholders, executive officers and directors pursuant to which they agreed to vote any shares of our common stock owned by them in favor of the Business Combination Proposal. As of the date of this proxy statement/prospectus, our initial stockholders, executive officers and directors hold approximately [•]% of the outstanding shares of our common stock.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum will be present at the special meeting if a majority of the shares of our common stock outstanding and entitled to vote at the special meeting is represented at the meeting in person or by proxy. An abstention from voting, shares represented at the special meeting in person or by proxy but not voted on one or more proposals or a broker non-vote so long as the stockholder has given the broker or other nominee voting instructions on at least one proposal in this proxy statement/prospectus, will each count as present for the purposes of establishing a quorum. In the absence of a quorum, the chairman of the special meeting may adjourn the special meeting. As of the record date for the special meeting, the presence in person or by proxy of [•] shares of our common stock would be required to achieve a quorum.

The approval of the Business Combination Proposal requires the affirmative vote of holders of a majority of the outstanding shares of our common stock. Accordingly, a stockholder’s failure to vote in person or by proxy, a broker non-vote or an abstention will each have the same effect as a vote “AGAINST” the Business Combination Proposal.

The approval of each charter Proposal requires the affirmative vote of holders of a majority of the outstanding shares of our common stock entitled to vote on such proposal. Accordingly, a stockholder’s failure to vote in person or by proxy, a broker non-vote or an abstention will each have the same effect as a vote “AGAINST” each charter Proposal.

The approval of each of the Incentive Plan Proposal and the Adjournment Proposal require the affirmative vote of holders of a majority of the total votes cast on such proposal. In order to be elected as a director as described in the Director Election Proposals, a nominee must receive a plurality of all the votes cast at the special meeting, which means that the nominees with the most votes are elected. Accordingly, neither a stockholder’s failure to vote in person or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of the Incentive Plan Proposal, the Director Election Proposals or the Adjournment Proposal.

The Business Combination Proposal is conditioned on the approval of the charter Proposals. In addition, (i) the charter Proposals are conditioned on the approval of the Business Combination Proposal, (ii) the Business Combination Director Election Proposal and the Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal and the charter Proposals, (iii) the Controlled Company Director Election Proposal is conditioned on the approval of the Business Combination Proposal and GTCR beneficially owning at least 50% of Parent’s outstanding voting common stock following the consummation of the Business Combination, and (iv) the Alternative Director Election Proposal is conditioned on the approval of the Business Combination Proposal and GTCR beneficially owning less than 50% of Parent’s outstanding voting common stock following the consummation of the Business Combination. Neither the Existing Director Election Proposal nor the Adjournment Proposal is conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that if the Business Combination Proposal is not approved by our stockholders, or if any other proposal is not approved by our stockholders and we and Holdings do not waive the applicable closing condition under the Merger Agreement, then we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by November 20, 2020, we will be required to dissolve and liquidate our trust account by returning the then remaining funds in such account to the public stockholders.

Recommendation to FinTech Stockholders

Our board of directors believes that each of the Business Combination Proposal, the charter Proposals, the Incentive Plan Proposal, the Director Election Proposals and the Adjournment Proposal to be presented at the special meeting is fair to and in the best interests of us and our stockholders and unanimously recommends that our stockholders vote “FOR” each of the proposals.

When you consider the recommendation of our board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that our directors and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information.

Broker Non-Votes and Abstentions

Under the rules of various national and regional securities exchanges your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe the proposals presented to our stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions to your bank, broker or other nominee, it may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.”

An abstention from voting, shares represented at the special meeting in person or by proxy but not voted on one or more proposals and a broker non-vote will each count as present for the purposes of establishing a quorum. A stockholder’s failure to vote by proxy or to vote in person at the special meeting, an abstention from voting or a broker non-vote will each have the same effect as a vote “AGAINST” the Business Combination Proposal and the charter Proposals and will have no effect on the outcome of the Incentive Plan Proposal, the Director Election Proposals or the Adjournment Proposal.

Voting Your Shares

Each share of our common stock that you own in your name entitles you to one vote on each of the proposals for the special meeting. Your proxy card or cards show the number of shares of our common stock that you own. There are several ways to vote your shares of common stock:

•        You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided to you by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly represented and voted at the meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of our common stock will be voted as recommended by our board of directors. Our board of directors recommends voting “FOR” the Business Combination Proposal, “FOR” the charter Proposals, “FOR” the Incentive Plan Proposal, “FOR” the Director Election Proposals and “FOR” the Adjournment Proposal.

•        You can attend the special meeting and vote in person even if you have previously voted by submitting a proxy as described above. You will be given a ballot when you arrive. However, if your shares of common stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of common stock.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the special meeting or at such meeting by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify James J. McEntee, III, our President and Chief Financial Officer, by telephone at [•], by email at jmce@stbwell.com or in writing to c/o FinTech Acquisition Corp. III, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104, before the special meeting that you have revoked your proxy; or

•        you may attend the special meeting, revoke your proxy, and vote in person, as indicated above.

No Additional Matters May Be Presented at the Special Meeting

The special meeting has been called only to consider the approval of the Business Combination Proposal, the charter Proposals, the Incentive Plan Proposal, the Director Election Proposals and the Adjournment Proposal. Under our bylaws, other than procedural matters incident to the conduct of the special meeting, no other matters may be considered at the special meeting if they are not included in this proxy statement/prospectus.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of our common stock, you may call Morrow Sodali LLC, our proxy solicitor, at [•] (toll free). Banks and Brokerage Firms may call collect at: [•].

Redemption Rights and Procedures

Pursuant to our charter, any holders of our public shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the trust account as of two business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the trust account (calculated as of two business days prior to the consummation of the Business Combination, less franchise and income taxes payable). For illustrative purposes, based on funds in the trust account of approximately $353.5 million on June 30, 2020, the estimated per share redemption price would have been approximately $10.25.

In order to exercise your redemption rights, you must:

•        check the box on the enclosed proxy card to elect redemption;

•        submit a request in writing that we redeem your public shares for cash. The request must identify the beneficial owner of the shares to be redeemed and must be sent to Continental Stock Transfer & Trust Company, our transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: [•]
E-mail: [•]

; and

•        deliver your public shares either physically or electronically through DTC to our transfer agent at least two business days before the special meeting. Stockholders seeking to exercise redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, we do not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

If you do not properly comply with the procedures and requirements to redeem your public shares described above, your shares will not be redeemed. Any demand for redemption, once made, may be withdrawn at any time until the date of the special meeting. If you delivered your shares for redemption to our transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that our transfer agent return the shares (physically or electronically). You may make such request by contacting our transfer agent at the phone number or address listed above prior to the date of the special meeting.

It is a condition to closing under the Merger Agreement that at least $200.0 million remain in the trust account after payment of all requested redemptions by our public stockholders and the Company’s and certain of Sponsor’s transaction expenses. Any redemptions by our public stockholders will decrease the funds in the trust account available to us to consummate the Merger and other related transactions.

Prior to exercising redemption rights, stockholders should verify the market price of our common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights. We cannot assure you that you will be able to sell your shares of our common stock in the open market, even if the market price per share is higher than the redemption price, as there may not be sufficient liquidity in our common stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of our common stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the trust account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of Parent following the Business Combination, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved and we do not consummate an initial business combination by November 20, 2020, we will be required to dissolve and liquidate our trust account by returning the then remaining funds in such account to the public stockholders and our warrants will expire worthless.

Appraisal Rights

Appraisal rights are not available to holders of shares of our common stock in connection with the Business Combination.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

We are asking our stockholders to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. Our stockholders should read carefully this proxy statement/prospectus in its entirety, including the subsection below entitled “— The Merger Agreement,” for more detailed information concerning the Business Combination and the Merger Agreement. We also urge our stockholders to read carefully the Merger Agreement in its entirety before voting on this proposal. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Because we are holding a stockholder vote on the Business Combination, our charter provides that we may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the then outstanding shares of our common stock.

The Merger Agreement

This section describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A hereto, which is incorporated herein by reference. Stockholders and other interested parties are urged to read the Merger Agreement, carefully and in its entirety (and, if appropriate, with the advice of financial and legal counsel) because it is the primary legal document that governs the Transactions.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that these schedules contain information that is material to an investment decision.

Structure of the Transactions

On August 3, 2020, we entered into the Merger Agreement by and among Fintech, Seller, Holdings, Parent, Merger Sub, Blocker, and Blocker Seller, which provides for (a) Merger Sub to be merged with and into the Company with the Company being the surviving corporation in the merger and a wholly owned subsidiary of Parent (b) through a series of transactions, Seller and Blocker Seller to contribute to Parent all of the equity interests in Holdings and Blocker in exchange for cash and shares of Class A common stock of Parent and (c) immediately after the transactions described in clause (b), through a series of transactions the post-closing structure will be reorganized such that Parent wholly owns the Company, the Company wholly owns Blocker, and Blocker wholly owns Holdings. In addition, each outstanding share of our common stock shall be converted into one share of common stock and our outstanding warrants shall, by their terms, automatically entitle the holders to purchase shares of Parent’s common stock upon consummation of the Business Combination. The number of shares of Parent’s common stock to be issued as consideration in the Business Combination will be based on a $10.00 per share value for its common stock.

Pre-Business Combination Paya Structure

Pre-Business Combination Parent Structure

Post-Business Combination Parent Structure

Consideration

Pursuant to the Merger Agreement, the aggregate consideration to be paid in the Transactions will consist of:

At the closing, Parent shall deliver the equity consideration to Seller and Blocker Seller electronically through book entry-delivery and the cash consideration by wire transfer of immediately available funds to Seller and Blocker Seller:

•        based on Holdings’ current capitalization, assuming no redemptions, an estimated $565.5 million in cash (the “cash consideration”);

•        based on Holdings’ current capitalization, assuming no redemptions; 48.0 million shares of Parent’s common stock (the “equity consideration”); and

•        up to an additional 14,000,000 shares of Parent’s common stock, in the event that the closing sale price of Parent’s common stock exceeds certain price thresholds for 20 out of any 30 consecutive trading days during the first five years following the closing of the Transactions.

Cash Consideration

Pursuant to the Merger Agreement, the cash consideration will be distributed to Seller and Blocker Seller as partial consideration in the Transactions. We intend to fund the cash consideration with proceeds from the PIPE financing together with the proceeds held in the trust account maintained for the benefit of our public stockholders, if any, after giving effect to the exercise by our public stockholders of their redemption rights described below. In addition, a portion of the remaining proceeds held in the trust account will be used to pay fees and expenses incurred by the Company related to the Transactions and up to $1.5 million of Reimbursable Transaction Expenses (as defined in the Merger Agreement). Any remaining proceeds of the trust account will be used for general corporate purposes, including working capital for operations, capital expenditures and future acquisitions.

Equity Consideration

The aggregate number of shares of Parent common stock that will be issued to Seller and Blocker Seller at the closing of the Transactions will be equal to (i) $1,045,000,000 minus the Closing Aggregate Cash Consideration (as defined in the Merger Agreement) divided by (ii) $10.00.

The amount of cash consideration and equity consideration to be delivered at the Closing will be determined by FinTech (subject to any comments proposed by Seller) based on the applicable definitions set forth in the Merger Agreement.

We currently expect that, based on Holdings’ current capitalization and assuming no redemptions, at the closing of the Business Combination, Parent will issue an aggregate of 48.0 million shares of Parent common stock to Seller and Blocker Seller, which is valued at approximately $479.5 million based on an assumed price of $10.00 per share of Parent common stock.

Earnout Shares

From and after the closing until the fifth anniversary of the closing (the “Earnout Period”), Seller and Blocker Seller, in accordance with their applicable percentage of the consideration received in the Business Combination, will be entitled to receive up to an additional 14,000,000 shares of Parent common stock based on the achievement of the following price thresholds for Parent’s common stock:

1.      If the closing sale price of Parent’s common stock is greater than $15.00 (the “Minimum Target”) for any period of 20 trading days out of 30 consecutive trading days, Seller and Blocker Seller will be entitled to an aggregate of 7,000,000 shares of Parent common stock plus any shares not previously issued to them for achieving the Minimum Target.

2.      If the closing sale price of Parent’s common stock is greater than $17.50 (the “Maximum Target”) for any period of 20 trading days out of 30 consecutive trading days, Seller and Blocker Seller will be entitled to an aggregate of 7,000,000 shares of Parent common stock plus any shares not previously issued to them for achieving the Minimum Target and the Median Target.

3.      Upon the first Change in Control (as defined in the Merger Agreement) to occur during the Earnout Period, (i) if the price per share paid or payable to the stockholders of Parent in connection with such Change in Control is equal to or greater than the Minimum Target but less than the Maximum Target, an aggregate of 7,000,000 shares of Parent common stock (less any shares previously issued for meeting the Minimum Target) will be issued to Seller and Blocker Seller; and (ii) if the price per share paid or payable to the stockholders of Parent in connection with such Change in Control is equal to or greater than the Maximum Target, an aggregate of 14,000,000 shares of Parent common stock (less any shares previously issued for meeting the Minimum Target and the Maximum Target) will be issued to Seller and Blocker Seller. For the avoidance of doubt, if the price per share paid or payable to the stockholders of Parent in connection with the first Change in Control to occur during the Earnout Period is less than the Minimum Target, then none of the unvested Earnout Shares will vest and all of the Earnout Shares will be forfeited immediately prior to the consummation of such Change of Control.

Closing of the Transactions

We expect to consummate the Transactions no later than two business days following the satisfaction or waiver of the conditions described below under the subsection entitled “— Conditions to the Closing of the Transactions.”

Conditions to the Closing of the Transactions

The Merger Agreement sets forth the various conditions which must be satisfied or waived prior to consummation of the Transactions. We cannot provide assurance as to when or if all of the conditions to the Transactions will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Mutual Conditions

•        The respective obligations of the parties to the Merger Agreement to consummate and effect the Transactions are subject to the satisfaction at or prior to the effective time of the Merger of certain conditions, including principally the following:

•        No governmental authority shall have enacted, issued, promulgated, enforced or entered any order which is in effect and has the effect of making the Transactions illegal, or otherwise restraining or prohibiting consummation of the Transactions.

•        The Company shall have received the requisite Company stockholder approval of the proposals contemplated by this proxy statement/prospectus, including approval of the Merger Agreement and the Business Combination.

•        The registration statement of which this proxy statement/prospectus forms a part shall have become effective. The Company and Holdings shall have made any filings required by the Hart-Scott Rodino Act and the applicable waiting period and any extensions thereof shall have expired or terminated. The Company shall have at least $5,000,001 of net tangible assets remaining

Conditions to the Company’s, Parent’s and Merger Sub’s Obligations

The obligations of the Company, Parent and Merger Sub to consummate the Transactions are subject to the satisfaction (or waiver by the Company), at or prior to the effective time of the Merger, of certain conditions, including principally the following:

•        Holdings’ representations and warranties other than Holdings’ fundamental representations and warranties (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the date of the Merger Agreement and as of the closing date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) a Material Adverse Effect (as defined below under “— Material Adverse Effect”).

•        Holdings’ fundamental representations and warranties (which relate to corporate organization, authorization, capitalization, Material Adverse Effect and brokers’ fees), shall be true and correct in all material respects, in each case as of the date of the Merger Agreement and the closing date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date).

•        Blocker’s representations and warranties other than Blocker’s fundamental representations and warranties (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the date of the Merger Agreement and as of the closing date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) a Material Adverse Effect (as defined below under “— Material Adverse Effect”).

•        Blocker’s fundamental representations and warranties (which relate to corporate organization, authorization, capitalization and brokers’ fees), shall be true and correct in all material respects, in each case as of the date of the Merger Agreement and the closing date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date).

•        Seller’s and Blocker Seller’s representations and warranties other than Seller’s and Blocker Seller’s fundamental representations and warranties (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the date of the Merger Agreement and as of the closing date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) a Material Adverse Effect (as defined below under “— Material Adverse Effect”).

•        Seller’s and Blocker Seller’s fundamental representations and warranties (which relate to corporate organization, authorization, title and brokers’ fees), shall be true and correct in all material respects, in each case as of the date of the Merger Agreement and the closing date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date).

•        Seller, Holdings, Blocker and Blocker Seller shall have performed or complied in all material respects with all agreements, covenants and conditions required to be performed or complied with by them under the Merger Agreement.

•        Holdings shall have delivered to Parent duly executed counterpart signature pages of each of Seller, Holdings, Blocker and Blocker Seller to the Tax Receivable Agreement described below under (“— Additional Agreements — Tax Receivable Agreement”).

•        Holdings shall have delivered to the Company copies of the following each certified by an authorized officer of Holdings to be true, correct, complete and in full force and effect as of the Closing Date: (i) the certificate of incorporation or formation of Holdings, certified by the Secretary of State or other appropriate governmental authority of its jurisdiction of organization or incorporation, as applicable; (ii) the operating agreement of Holdings; and (iii) the resolutions of the board of managers or other governing body and of the unitholders or members of Holdings authorizing and approving the Merger Agreement, the applicable ancillary agreements, and all the transactions contemplated thereby

•        Each of Seller and Blocker Seller shall have delivered to Parent a duly and properly executed certification of non-foreign status, in form and substance consistent with Treasury Regulations Section 1.1445-2(b).

•        The shares of Parent common stock that constitute the equity consideration shall have been approved for listing on Nasdaq, subject to official notice of issuance.

•        No Material Adverse Effect shall have occurred since the date of the Merger Agreement.

Conditions to Seller’s, Blocker Seller’s, Blocker’s and Holdings’ Obligations

The obligations of Seller, Blocker Seller, Blocker and Holdings to consummate the Transactions are subject to the satisfaction (or waiver by Holdings), at or prior to the effective time of the Merger, of certain conditions, including principally the following:

•        The representations and warranties of Parent, FinTech and Merger Sub other than their fundamental representations and warranties (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the date of the Merger Agreement and as of the closing date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) an Acquiror Material Adverse Effect.

•        The fundamental representations and warranties of Parent, FinTech and Merger Sub (which relate to corporate organization, authorization, brokers’ fees, capitalization and pro-forma capitalization), shall be true and correct in all material respects (other than those relating to capitalization and pro-forma capitalization, which may have de minimis deviations), in each case as of the date of the Merger Agreement and the closing date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date).

•        Parent, FinTech and Merger Sub shall have performed or complied in all material respects with all agreements, covenants and conditions required to be performed or complied with by them under the Merger Agreement.

•        Each of Parent, FinTech and Merger Sub shall have delivered to Holdings copies of the following each certified by an authorized officer of the applicable party to be true, correct, complete and in full force and effect as of the Closing Date: (i) the certificate of incorporation of the applicable party, certified by the Secretary of State or other appropriate governmental authority of its jurisdiction of organization or incorporation, as applicable, (ii) the bylaws of the applicable party; and (iii) the resolutions of the board of directors or other governing body of each applicable party authorizing and approving the Merger Agreement, the applicable ancillary agreements, and all the transactions contemplated thereby.

•        Immediately prior to Closing, the Company shall be in compliance in all material respects with the reporting requirements applicable to it under the Exchange Act.

•        Parent shall have delivered to Seller a duly executed counterpart signature page of Parent and the Sponsor to the Registration Rights Agreement.

•        Parent shall have delivered to Seller a duly executed counterpart signature page of Parent to the Tax Receivable Agreement.

•        Parent shall have delivered to Seller a duly executed counterpart signature page of Parent to the nominating agreement (the “Nominating Agreement”).

•        No Acquiror Material Adverse Effect shall have occurred since the date of the Merger Agreement.

•        The Available Closing Date Trust Cash shall be equal to or greater than $200,000,000 and the Available Closing Date Total Cash shall be equal to or greater than $400,000,000.

•        The Company shall have made all necessary and appropriate arrangements with the trustee under the trust account to have all the funds contained therein disbursed to the Company, the funds contained in the trust account shall have been actually disbursed to the Company and available to the Company in respect of all of the obligations of the Company set forth in the Merger Agreement and there shall be no actions, suits, proceedings, arbitrations or mediations pending or threatened by any person (not including Holdings and its affiliates) with respect to or against the trust account that would reasonably be expected to have a material adverse effect on the Company’s ability to perform its obligations under the Merger Agreement.

•        Each of the covenants of each of the Sponsors required under the Sponsor Agreement to be performed as of or prior to the Closing shall have been performed in all material respects, and none of the Sponsors shall have threatened (orally or in writing) (i) that the Sponsor Agreement is not valid, binding and in full force and effect, or (ii) to terminate the Sponsor Agreement other than in accordance with its terms.

Material Adverse Effect and Acquiror Material Adverse Effect

Under the Merger Agreement, an effect, event, occurrence, development, fact, condition or change will be deemed to have a “Material Adverse Effect” on Holdings and its subsidiaries if, individually or in the aggregate, such effects, events, occurrences, developments, facts, conditions or changes, have had or would reasonably be expected to have a material adverse effect on (i) the business, financial condition, results of operations or assets of Holdings and its subsidiaries, taken as a whole, or (ii) the ability of Seller, Holdings, Blocker and Blocker Seller to consummate the transactions contemplated by the Merger Agreement; provided, however, that no effect, event, occurrence, development, fact, condition or change attributable to any of the following, either alone or in combination, will be taken into account in determining whether there has been a Material Adverse Effect under clause (i) above:

•        the announcement, pendency or completion of the transactions contemplated by the Merger Agreement;

•        conditions generally affecting the industry in which Holdings and its subsidiaries operate, general political or social conditions (including the 2020 elections in the United States), the economy as a whole or the financial and capital markets in general (including currency fluctuations and interest rates);

•        compliance with the terms of, or the taking of any action required or permitted by, the Merger Agreement;

•        any changes in applicable laws or accounting rules or principles, including U.S. GAAP, or any interpretations thereof;

•        actions required to be taken pursuant to any directive, pronouncement or guideline issued by a governmental authority, the Centers for Disease Control and Prevention or the World Health Organization providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of a disease, outbreak, epidemic or pandemic (including the COVID-19 pandemic);

•        the failure of Holdings and its subsidiaries to meet or achieve the results set forth in any projection or forecast (provided that any cause or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from the definition of Material Adverse Effect));

•        acts of war (whether or not declared), armed hostilities or terrorism or the escalation or worsening thereof, riots, civil unrest and public disorders;

•        changes in, or effects arising from or relating to, any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, disease outbreak, epidemic, pandemic (including the COVID-19 pandemic), weather condition, explosion or fire or other force majeure event or act of God;

•        any of the matters disclosed on the schedules to the Merger Agreement; or

•        any action required or permitted by the Merger Agreement, or any action taken (or not taken) with the written consent of or at the request of any of Parent, FinTech or Merger Sub; provided further, that any change, effect, event, occurrence, state of facts or development referred to in the second, fourth and seventh bullet points shall be taken into account only to the extent that such change, effect, event, occurrence, state of facts or development has a disproportionate effect on Holdings and its subsidiaries compared to other persons or businesses that operate in the industry in which Holdings and its subsidiaries operate (in which case only the incremental disproportionate effect shall be taken into account).

Under the Merger Agreement, an event, occurrence, fact, condition or change will be deemed to have an “Acquiror Material Adverse Effect” on the Company if, individually or in the aggregate, such events, occurrences, facts, conditions or changes, have had or would reasonably be expected to have a material adverse effect on (i) the business, results of operations, financial condition or assets of the Company, or (ii) the ability of the Company to consummate the transactions contemplated by the Merger Agreement; provided, however, that no event, occurrence, fact, condition or change attributable to any of the following, either alone or in combination, will be taken into account in determining whether there has been an Acquiror Material Adverse Effect under clause (i) above:

•        general economic or political conditions or conditions generally affecting the capital, credit or financial markets;

•        acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof;

•        any action required or permitted by the Merger Agreement, or any action taken (or not taken) with the written consent of or at the request of any of Seller, Holdings, Blocker or Blocker Seller;

•        any changes in applicable laws or accounting rules or principles, including U.S. GAAP, or any interpretations thereof; or

•        the announcement or execution of this Agreement, pendency or completion of the transactions contemplated by this Agreement;

provided further, that any event, occurrence, fact, condition or change referred to in the first and fourth bullet points shall be taken into account only to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on Parent, the Company and Merger Sub, taken as a whole, compared to other participants in the industries in which Parent, the Company and Merger Sub conduct their business (in which case only the incremental disproportionate effect shall be taken into account).

Representations and Warranties

Under the Merger Agreement, Parent, the Company and Merger Sub made customary representations and warranties, including those relating to: organization, authorization, no conflicts, consents, brokers, SEC filings, capitalization, litigation, compliance with laws, NASDAQ listing, pro forma capitalization, transactions with related parties, board approval, trust account, information supplied, financial capability, taxes, organization of Parent and Merger Sub, PIPE investment, Sponsor Agreement and disclaimer of other representations and warranties.

Under the Merger Agreement, Holdings made customary representations and warranties regarding itself and its subsidiaries, including those relating to: organization and qualification, subsidiaries, authority, board approval, no conflicts, capitalization, financial statements, undisclosed liabilities, absence of certain changes or events, title, real property, condition and sufficiency of assets, intellectual property, privacy and data security, software and information technology, contracts, litigation, compliance with laws, permits, environmental matters, employee benefit matters, taxes, employee relations, transactions with related parties, insurance, brokers, employment contracts, compensation arrangements, officers and directors, merchant originators, top suppliers, regulatory compliance, ownership of Parent common stock, card association compliance, information supplied and disclaimer of other representations and warranties.

Under the Merger Agreement, Blocker made customary representations and warranties, including those relating to: organization, authorization, no conflicts, brokers, conduct of business, taxes, capitalization, litigation and disclaimer of other representations and warranties.

Under the Merger Agreement, Blocker Seller and Seller made customary representations and warranties, including those relating to: organization, authorization, title to shares, no conflicts, litigation, brokers and disclaimer of other representations and warranties.

Covenants of the Parties

Conduct of Business Prior to the Business Combination

Holdings has agreed that from the date of the Merger Agreement until the earlier of the closing of the Transactions or termination of the Merger Agreement, subject to certain exceptions or unless we provide our prior written consent, Holdings will and will cause its subsidiaries to use commercially reasonable efforts to (i) operate its business in all material respects in the ordinary course of business consistent with past practice (including in light of COVID-19), (ii) preserve its properties, business, operations, organization (including officers and employees), goodwill and relationships with suppliers, customers, agents, lenders, regulators and any other persons having a material business relationship with Holdings or any of its subsidiaries and (iii) will not take any of the following actions or any action that would result in the following with respect to Holdings or any of its subsidiaries:

•        any event, occurrence or development that has had, or would be reasonably expected to have a Material Adverse Effect;

•        amendment of Holdings’ charter or by-laws or the organizational documents of any of Holdings’ subsidiaries;

•        split, combination or reclassification of any shares of its capital stock;

•        issuance, sale or other disposition of any equity security or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any equity security of it or its subsidiaries;

•        declaration or payment of any dividends or distributions on or in respect of any of its capital stock or redemption, purchase or acquisition of its capital stock;

•        material change in any method of accounting or accounting practice of Holdings, except as required by GAAP, securities laws and regulations or Public Company Accounting Oversight Board standards or as disclosed in the notes to Holdings’ financial statements;

•        material change in Holdings’ cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

•        other than under and in accordance with the Holdings’ credit agreement (which incurrences shall be in the ordinary course of business), incurrence, assumption or guarantee of any indebtedness for borrowed money in excess of $250,000 by it or any of its subsidiaries except unsecured current obligations and liabilities incurred in the ordinary course of business consistent with past practice;

•        except in the ordinary course of business or for write-offs required by GAAP, any transfer, assignment, sale or other disposition of any tangible or intangible asset shown or reflected on the balance sheet of Holdings or cancellation of any debts or entitlements, in each case, with a value in excess of $250,000 individually or $500,000 in the aggregate;

•        transfer, assignment or grant of any exclusive license or sublicense of any material rights under or with respect to any Holdings intellectual property or intellectual property agreements;

•        any capital investment in any other person in excess of $250,000 individually or $500,000 in the aggregate;

•        any loan to any other person other than in the ordinary course of business consistent with past practice;

•        acceleration, termination, material modification to or cancellation of any material contract to which Holdings is a party or by which it is bound;

•        imposition of any material encumbrance upon any Holdings properties, capital stock or assets, tangible or intangible;

•        (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors or consultants, other than as provided for in any written agreements or as required by applicable law, (ii) change in the terms of employment for any employee or any termination of any employees for which the aggregate costs and expenses exceed $250,000, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director or consultant;

•        hiring or promoting any individual as or to be (as the case may be) an officer or hiring or promoting any employee below officer, except in the ordinary course of business consistent with past practice;

•        adoption, modification or termination of any employment contract, material Holdings benefit plan or collective bargaining or other agreement with a union;

•        any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its stockholders or current or former directors, officers and employees;

•        entry into a new line of business that is unrelated to the current business or abandonment or discontinuance of an existing line of business;

•        except for the Transactions, adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy law or consent to the filing of any bankruptcy petition against it under any similar law;

•        purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $250,000, individually (in the case of a lease, per annum) or $500,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice;

•        acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any person or any division thereof;

•        action by Holdings to make, change or rescind any tax election, amend any tax return or take any position on any tax return that would have the effect of materially increasing the tax liability or materially reducing any tax asset of the Company in respect of any post-closing tax period; or

•        any contract to do any of the foregoing.

Additional Company Covenants

The Merger Agreement contains additional customary covenants of the Company relating to: the granting of access to information; the conduct of the Company’s business prior to closing; disbursement of funds in the trust account in connection with the Business Combination and the other transactions contemplated by the Merger Agreement; obtaining a “tail” officers’ and directors’ liability insurance policy for the Company’s officers and directors; continued listing of FinTech Class A common stock on NASDAQ and the listing of Parent common stock on NASDAQ; SEC compliance; actions required to be taken in connection with the PIPE financing; and preparation, filing and distribution of an extension proxy statement, if necessary.

Additional Holdings Covenants

The Merger Agreement contains additional customary covenants of Holdings relating to: the granting of access to information; the conduct of Holdings’ business prior to closing; obtaining a “tail” officers’ and directors’ liability insurance policy for Holdings’ officers and directors; and completion of the pre-closing restructuring.

Additional Mutual Covenants

The Merger Agreement contains additional customary mutual covenants of the parties relating to: the preparation and delivery of this document and the special meeting; preparation and filing of any submissions under the HSR Act or required to be made under any applicable law; the procurement of applicable third party consents; public announcements with respect to the Business Combination and the other transactions contemplated by the Merger Agreement; the procurement and/or maintenance of insurance policies prior to and following the closing of the Transactions; the filing of a Form 8-K and issuance of a press release relating to the closing of the Business Combination and related transactions; the filing of tax returns and other tax matters; exclusivity with respect to the acquisition of Holdings or the Company and the consideration of any alternative transactions; using reasonable best efforts to satisfy closing conditions under the Merger Agreement; Section 16 matters; and the post-closing board of directors of Parent; the appointment of certain Holdings executives as officers of Parent; changing the names of Parent and the Company after closing to include “Paya.” See “Management Following the Business Combination” for additional information relating to the officers of Parent following the Business Combination.

Board of Directors of Parent following the Business Combination

Parent’s board of directors following the Business Combination will include the individuals identified in the section of this proxy statement/prospectus entitled “Management Following the Business Combination.”

Termination

The Merger Agreement may be terminated at any time prior to the closing of the Business Combination:

•        By mutual written consent of the Company and Seller.

•        By either the Company or Seller if:

closing has not occurred on or before the Outside Date, with the Outside Date being automatically extended to April 4, 2021 if the Company’s stockholders approve an extension of the deadline for the Company to complete a business combination to that date, unless the failure to consummate the Transactions by the Outside Date is attributable to a failure on the part of the party seeking to terminate the Merger Agreement to perform any material obligation of such Party under the Merger Agreement, provided, that if any legal proceeding for equitable relief with respect to the Merger Agreement or the Transactions is commenced or pending on or before the Outside Date, the Outside Date will be automatically extended without any further action until the date that is 30 days following the date on which a final, non-appealable governmental order has been entered with respect to the applicable legal proceeding;

a governmental authority enacts, issues, promulgates or enforces any law that has become final and non-appealable which permanently restrains, enjoins or prohibits the Transactions; or

the requisite Company stockholder approval of the proposals contemplated by this proxy statement/prospectus, including approval of the Merger Agreement and the Business Combination, is not obtained.

•        By the Company, if none of Parent, the Company or Merger Sub is in material breach of their obligations under the Merger Agreement and Seller, Holdings, Blocker or Blocker Seller breaches any of their respective representations, warranties or covenants contained in the Merger Agreement, and such breach is not cured within 30 days following written notice thereof and causes (i) any of Seller, Holdings, Blocker or Blocker Seller not to perform or comply in all material respects with all agreements, covenants and conditions that each of them is respectively required to perform or comply with under the Merger Agreement, (ii) Holdings’, Blocker’s, Seller’s or Blocker Seller’s fundamental representations and warranties not to be true and correct in all material respects, or (ii) any of Holdings’, Blocker’s, Seller’s or Blocker Seller’s other representation and warranties not to be true and correct in all respects except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) a Material Adverse Effect (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth in such representations and warranties).

•        By Seller, if Seller is not in material breach of their obligations under the Merger Agreement and Parent, the Company or Merger Sub breaches any of their respective representations, warranties or covenants contained in the Merger Agreement, and such breach is not cured within 30 days following written notice thereof and causes (i) Parent, the Company or Merger Sub not to perform or comply in all material respects with all agreements, covenants and conditions that each of them is respectively required to perform or comply with under the Merger Agreement, (ii) Parent’s, the Company’s or Merger Sub’s fundamental representations and warranties not to be true and correct in all material respects, or (iii) any of Parent’s, the Company’s or Merger Sub’s other representation and warranties not to be true and correct in all respects except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) an Acquiror Material Adverse Effect (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth in such representations and warranties).

Effect of Termination

If the Merger Agreement is terminated, all further rights and obligations of the parties under the Merger Agreement will terminate and become void and of no force and effect, except that the parties will, in all events, remain bound by and continue to be subject to the provisions of the Merger Agreement relating to waiver of claims against the trust account, survival, notices, annexes, exhibits and schedules, computation of time, expenses, governing law, assignment, successors and assigns, no third party rights, counterparts, titles and headings, entire agreement, severability, specific performance, waiver of jury trial, indulgence not waiver, amendments, non-recourse, acknowledgements, certain consents, provisions respecting legal representation and release.

Fees and Expenses

Regardless of whether Merger is consummated, except as otherwise provided in the Merger Agreement, each party to the Merger Agreement must pay its own expenses incident to the Merger Agreement and the transactions contemplated thereby; provided that if the closing occurs, Holdings shall pay all of the Company’s transaction expenses, all reimbursable transaction expenses in an amount not to exceed $1.5 million and all Holdings’ transaction expenses, provided further that the Sponsor will be responsible for any reimbursable transaction expenses in excess of $1.5 million.

Amendments

The Merger Agreement may be amended at any time prior to the effective time of the Merger by an instrument in writing signed on behalf of the Company and Seller; provided, however, that after the Merger Agreement is approved by the Company’s stockholders as contemplated by this proxy statement/prospectus, no amendment or waiver is permitted that would require further approval of the Company’s stockholders unless such approval is obtained.

Appraisal Rights

Appraisal rights are not available to the Company’s stockholders in connection with the Merger.

Tax Consequences

For U.S. federal income tax purposes, the Transactions are intended to be treated as follows: (a) the Merger shall be treated as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and (ii) the Contribution and Exchange taken together with the Merger shall be treated as an integrated transaction described in Section 351(a) of the Code with Seller and Blocker Seller receiving taxable “boot” under Section 351(b) comprised of the cash consideration paid to them at closing and payments pursuant to the Tax Receivable Agreement.

Survival and Indemnification

The Merger Agreement does not provide for contractual indemnification rights for breaches of the representations, warranties and covenants contained in the Merger Agreement, which will not survive the closing except for those covenants contained therein that by their explicit terms apply or are to be performed in whole or in part after the closing (see “–Effect of Termination”). There are no remedies available for any breach of the representations, warranties, covenants or agreements of the parties to the Merger Agreement after the closing, except for covenants explicitly to be performed in whole or in part after the closing, and we will have no recourse against Seller, Holdings, Blocker and Blocker Seller.

Trust Account Waiver

Seller, Blocker, Blocker Seller, Holdings and its subsidiaries have agreed to waive any claim they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company and will not seek recourse against the trust account for any reason whatsoever; provided that the waiver does not apply to funds of the Company held outside of the trust account or a claim for equitable relief (including a claim for the Company to specifically perform its obligations under the Merger Agreement).

Additional Agreements

Registration Rights Agreement

At the closing, Parent will enter into the Registration Rights Agreement with certain stockholders of the Company and certain former owners of Holdings with respect to the shares of common stock that will be issued as partial consideration under the Merger Agreement. The Registration Rights Agreement will require Parent to, among other things, file a resale shelf registration statement on behalf of the stockholders promptly after the closing of the Transactions. The Registration Rights Agreement will also provide certain demand rights and piggyback rights to the stockholders, subject to underwriter cutbacks and issuer blackout periods. Parent will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement. The Registration Rights Agreement will also prohibit the transfer (subject to limited exceptions) of the shares of Parent’s common stock received as equity consideration by Seller and Blocker Seller and the shares of Parent’s common stock held by the Sponsor, in each case for a period of 180 days following the closing, subject to early termination in the event that the closing sale price of Parent’s common stock exceeds $12.00 for 20 out of 30 consecutive trading days.

Director Nomination Agreement

At the closing, Parent will enter into the Director Nomination Agreement with Seller, Blocker Seller and certain affiliates of Blocker Seller (collectively, “GTCR”). Pursuant to the Director Nomination Agreement, GTCR will be granted certain rights to nominate members of the board of Parent following the transaction, subject to certain conditions set forth in the Director Nomination Agreement, until GTCR no longer beneficially owns at least 5% of the total voting power of the then outstanding shares of Parent common stock. In addition, GTCR will have the right to designate the replacement for any of its designees whose board service has terminated prior to the end of the director’s term, regardless of GTCR’s beneficial ownership at such time. GTCR will also have the right to have its designees participate on committees of the board of directors, subject to compliance with applicable law and stock exchange listing rules.

Tax Receivable Agreement

In connection with the closing of the Business Combination, Parent will enter into the Tax Receivable Agreement with Seller, Blocker Seller, Holdings and Blocker. The Tax Receivable Agreement will generally provide for the payment by Parent to Seller and Blocker Seller, as applicable, of 85% of the net cash savings, if any, in U.S. federal, state and local income taxes that Parent actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing as a result of: (i) certain tax attributes of Blocker, Holdings and subsidiaries of Holdings that existed prior to the Transactions; (ii) certain increases in the tax basis of Holdings’ assets resulting from the Transactions; (iii) imputed interest deemed to be paid by Parent as a result of payments Parent makes under the Tax Receivable Agreement; and (iv) certain increases in tax basis resulting from payments Parent makes under the Tax Receivable Agreement.

Sponsor Support Agreement

The Sponsors have entered into a Sponsor Support Agreement, dated as of August 3, 2020, with the Company, Holdings, Parent, Seller and the other parties thereto, pursuant to which they have agreed to comply with the provisions of the Merger Agreement applicable to the Sponsor as well as the covenants set forth in the Sponsor Support Agreement, including voting all shares of common stock of FinTech or Parent common stock, as applicable, beneficially owned by such Sponsor in favor of (i) the transactions contemplated by the Merger Agreement and (ii) following the Closing, the election as members of Parent’s board of directors of the Nominees (as defined in the Director Nomination Agreement), which obligation shall terminate upon the earlier of (a) Seller’s written notice to the Sponsors as to any such termination and (b) 30 days after the Closing. The Sponsor Support Agreement also provides that, at the Closing, the Sponsor will forfeit a portion of their founder shares for no consideration and restructure a majority of their remaining founder shares to be subject to the same price thresholds for Parent’s common stock described above under “— Consideration — Earnout Shares.”

Directors’ and Officers’ Insurance

Each of the Company and Holdings will purchase and maintain a fully pre-paid six-year “tail” officers’ and directors’ liability insurance policy for its respective directors and officers. The cost of such policy will be a Company transaction expense.

Background of the Merger

The terms of the Merger Agreement are the result of negotiations between the representatives of us and Paya. The following is a brief description of the background of these negotiations and related transactions.

In November 2018, we consummated our IPO and concurrent private placement. Of the proceeds from the IPO and private placement, $345,000,000 was placed in a trust account established for the benefit of our public stockholders at JP Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee. The remaining approximately $2.6 million of proceeds were available for us to use as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. The trust proceeds are invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by us meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by us.

Except for the withdrawal of interest to pay taxes (or dissolution expenses if a business combination is not consummated), none of the funds held in the trust account will be released until the earlier of the completion of our initial business combination or the redemption of all shares of our Class A common stock issued in the IPO if we are unable to consummate an initial business combination by November 20, 2020.

After our IPO, our management team commenced an active search for prospective businesses and/or assets to acquire in our initial business combination. Our board and management have extensive experience in the financial services and fintech industries, as well as with operational management, and investment and financial analysis. As such, the members of our board and management team believe that they are qualified to conduct and analyze the due diligence required for us to identify a merger partner. See the section entitled “Information About FinTech —Management” for additional information regarding the experience of our board of directors and management team.

We initially focused our efforts on identifying businesses providing technological services to the financial services industry, with particular emphasis on businesses that provide data processing, storage and transmission services, data bases and payment processing services, although we were not required to limit our activities to any particular industry. In the evaluation of business combination partners, our board and management team considered a wide variety of complex factors. Our board of directors did not consider it practicable or relevant to quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. Important criteria we used in evaluating prospective business transaction opportunities included:

•        History of free cash flow generation.

•        Strong management team.

•        Opportunities for add-on acquisitions.

•        Defensible business niche.

•        Diversified customer and supplier base.

Our management team employed various strategies in an effort to identify an appropriate target company, including:

•        Contacting investment bankers, attorneys, accountants, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds, brokers and other members of the financial community and corporate executives.

•        Contacting investment banks that might be working with companies looking for exits or funding.

•        Contacting private equity and venture capital investment firms that might have portfolio companies they are looking to exit.

•        Caucusing our officers and directors, as well as their affiliates, for target business candidates of which they become aware through their contacts.

•        Conducting Internet research and following companies that provide financial services to find companies that might be looking for funding or a sale.

Prior to the consummation of our IPO, neither we, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with us.

From the date of our IPO through the signing of the Merger Agreement with Paya, Betsy Cohen, the Chairman of our board of directors, Daniel Cohen, our Chief Executive Officer, James McEntee, our President and Chief Financial Officer, and Amanda Abrams and Shami Patel, advisors to the Company, reviewed target companies identified by our representatives our financial advisors. Representatives of the Company also contacted, and were contacted by, a number of individuals and entities with respect to business combination opportunities. As part of this process, representatives of the Company considered and evaluated over 70 potential acquisition targets, primarily in the fintech space, and evaluated illustrative transaction structures to effect a potential business combination with 13 of those potential acquisition targets. In connection with this evaluation, representatives of the Company had discussions regarding potential transaction structures with the members of management and/or the boards of directors of certain of these potential acquisition targets. From the date of the IPO through August 3, 2020, representatives of the Company submitted non-binding letters of intent to eight potential acquisition targets following such evaluations and discussions.

Representatives of the Company engaged in significant due diligence and detailed discussions directly with the senior executives and/or shareholders of each of the eight potential business combination targets that received non-binding letters of intent from the Company. The Company did not further pursue a potential transaction with three of these potential acquisition targets for a variety of factors, including regulatory uncertainties, the impact of the COVID-19 crisis, inability to agree upon a valuation that was acceptable to both parties and mutual decisions to pursue potential alternative transactions. The Company did enter letters of intent with two acquisition targets, one being a private-equity sponsored digital retail investment platform, which we refer to as Target A, and the other being a division of a provider of payments services, which we refer to as Target C, prior to engaging with Paya. Prior to engaging with Paya, the Company also agreed orally on the intent to pursue a potential transaction with a third acquisition target, a provider of premium payment cards and payment products, which we refer to as Target B.

In March 2019, representatives of Deutsche Bank, then an advisor to the Company, provided representatives of the Company with information regarding Target A. Representatives of the Company subsequently had a number of face to face meetings with Target A’s executive team, including a visit to Target’s A’s principal place of business during March 2019. During March and April 2019, representatives of the Company conducted extensive diligence on Target A and negotiated terms of a letter of intent for a proposed transaction. On June 4, 2019, we executed a letter of intent with Target A. During June and July 2019, the Company and Target A conducted confidential meetings with investors regarding the proposed transaction and solicited feedback on the transaction from those investors. The Company and Target A continued to discuss proposed modifications to the transaction structure, including with respect to valuation. In August 2019, Target A presented material changes to projected financials for Target A as a result of proposed regulatory changes in certain jurisdictions in which Target A operated. As a result, the parties determined they were unable to move forward with the transaction on the proposed terms and we ceased discussions with Target A in August 2019.

In October 2019, representatives of the private equity majority owner of Target B contacted representatives of the Company regarding a potential transaction with Target B. In October 2019, Representatives of the Company reviewed materials regarding Target B and held an initial diligence session with Target B’s executive management team. Subsequently, in December 2019, representatives of the Company re-engaged with representatives of Target B and Target B’s financial advisor regarding a potential transaction. From December 12, 2020 through February 2020, Target B held an auction process in which we submitted proposals for a transaction. In February 2020, after negotiating the terms of the proposed transaction, the parties agreed on a final form of letter of intent and determined to pursue confidential investor marketing prior to signing the letter of intent. In February and March 2020, representatives of Target B, the Company and their financial advisors reviewed and revised the investor presentation and subsequently held confidential marketing meetings with potential investors; however, due to the COVID-19 crisis and the uncertainty around its potential impact on Target B’s business, the Company, Target B and its private equity sponsor agreed in March 2020 to put the marketing on hold and the letter of intent was never executed. The parties had their last communication regarding the proposed transaction around April 8, 2020.

In January 2020, representatives of the financial advisor to Target C introduced representatives of the Company to the management team of Target C and, on January 28, 2020, we executed an NDA with Target C. In February 2019, representatives of Target C’s financial advisor provided representatives of the Company with information regarding Target C and, throughout March 2019, representatives of the Company held several face-to-face and video conference meetings with management of Target C to discuss Target C’s business and the terms of a potential transaction. During April 2019, representatives of the Company held calls with various members of Target C’s management team and conducted additional business due diligence and negotiated the terms of a potential transaction. On May 18, 2020, the parties executed a letter of intent providing (a) for the transaction structure and (b) that the parties would agree on a valuation following receipt of updated financials reflecting performance through the recent months during the COVID-19 crisis. In early June 2019, the parties agreed on a transaction valuation and began preparing materials for confidential investor marketing. Throughout June 2019, representatives of the Company worked with representatives of Target C and Target C’s financial advisor to assess various proposed structures that would accommodate certain regulatory requirements applicable to the equity owner of Target C. Given the regulatory complexity and the uncertainty it created, representatives of the Company determined not to continue to pursue a transaction with Target C. The letter of intent expired on July 2, 2020 and the parties ceased communications regarding the transaction on July 12, 2020.

On May 21, 2020, representatives of the Company discussed a potential transaction with Paya with representatives of William Blair & Company, LLC, which we refer to as William Blair. Representatives of William Blair indicated that Paya was not considering a strategic transaction at that time, but that their position may change in the future and the Company should revisit the discussions at a later date.

Around July 1, 2020, Neil Shah from Evercore, advisor to Paya, approached Mr. Cohen about a potential transaction between Paya and the Company.

On July 7, 2020, the Company and Paya executed a non-disclosure agreement.

On July 8, 2020, Representatives of the Company had an introductory call with Paya’s management team, Seller and Evercore during which the parties discussed a potential transaction and representatives of Paya presented an overview of the company.

Separately, the Company received a summary presentation on Paya’s business as well as a proposed summary of transaction terms from Seller and Paya.

Separately, representatives of the Company, including Messrs. Cohen, McEntee and Patel, Mrs. Cohen and Ms. Abrams and Dan Long, advisor to the Company, had various internal calls to review and discuss Paya’s operations, business models, projections and comparable companies. The parties also discussed Paya’s presentation, management team and the proposed valuation.

On July 9, 2020, Messrs. Cohen, McEntee, Patel, and Long, Mrs. Cohen and Ms. Abrams had an internal call to discuss the proposed term sheet that Evercore had provided. Representatives of the Company provided Paya a response to the initial proposal, including modifications to proposed pro forma capitalization, but indicated that they found the initial proposal reasonable and thought it would be attractive to investors. Representatives of the Company also provided Paya with a proposed timeline for the deal.

On July 10, 2020, representatives of Evercore provided the Company with an initial letter of intent and exclusivity agreement. Throughout the day, representatives of the Company had multiple conversations with Evercore and Seller to review and clarify the proposed terms, including with respect to valuation, transaction expenses and pro forma capitalization.

Separately, representatives of the Company had several internal calls to discuss the proposed transaction terms and exclusivity agreement. Later that day, the Company and Paya executed the letter of intent and exclusivity agreement.

On July 12, 2020, representatives of the Company, Paya, Evercore, Morgan Stanley, advisor to the Company, Cantor Fitzgerald, advisor to the Company, and Seller had an all hands call to discuss organizational matters and process.

On July 13 and 14, 2020, representatives of the Company submitted various diligence requests and inquiries to representatives of Evercore, Seller and Paya.

From July 15 – 17, 2020, representatives of Paya, Seller, Evercore, the Company and Morgan Stanley held calls to review and revise the investor presentation and held dry runs of the investor presentation.

On July 16, 2020, representatives of Kirkland & Ellis LLP, which we refer to as K&E, counsel to Paya presented the Company with an initial draft merger agreement. Representatives of the Company reviewed and discussed with representatives of Ledgewood, counsel to the Company, various provisions of the agreement, including provisions relating to transaction structure, determination of consideration, expenses and interim operating covenants, with Paya’s counsel.

On July 18, 2020, representatives of the Company, Evercore, and Morgan Stanley conducted due diligence calls with various members of Paya’s senior management team.

From July 20 – July 31, 2020, representatives of the Company and Paya conducted confidential investor marketing meetings with potential PIPE investors, solicited feedback on the transaction from investors, and negotiated PIPE subscription agreements with investors.

Separately, on July 20, 2020, representatives of the Company, Evercore and Northland Securities, Inc., the advisor engaged to provide a fairness opinion to our board, held a call to discuss Paya’s financial model.

Separately, representatives of Ledgewood provided K&E with the Company’s initial comments to the merger agreement.

On July 23 – 24, 2020, representatives of K&E provided representatives of Ledgewood with drafts of the ancillary transaction agreements.

Separately, on July 24, 2020, representatives of the Company held an internal call to discuss transaction terms, including board composition, lock ups, sponsor investment, third party consents and Paya interim operating covenants.

From July 24 through August 2, 2020, the parties continued negotiating the definitive transaction documentation.

On July 29, 2020, based on investor feedback, the Company, Seller and Paya agreed to restructure the Paya earnout shares and Sponsor promote lock up from three equal tranches vesting at $12.50, $15.00 and $17.50, to two tranches of shares vesting 50% at $15.00 and 50% at $17.50.

On July 31, 2020, our board of directors met via teleconference, with all board members present. Also present was Messrs. Cohen and McEntee, Ms. Abrams, representatives of Ledgewood and representatives of Northland. Northland reviewed with our board of directors its draft fairness opinion analysis and presented its fairness opinion to the board. Our board of directors reviewed and discussed the potential transaction and asked questions of management and Northland. Because Paya and the Company were still continuing to negotiate certain provisions of the definitive documentation for the transaction, our board of directors determined to adjourn the meeting and reconvene on August 2, 2020.

On August 2, 2020, representatives of the Company, Morgan Stanley and Seller discussed estimated transaction expenses and Seller agreed to a reduction in Paya equity value to offset increased transaction expenses.

Separately, our board of directors reconvened their telephonic meeting. All members of the board were present. Messrs. Cohen and McEntee, Ms. Abrams, representatives of Ledgewood and representatives of Northland also attended. Representatives of Northland reviewed the final fairness opinion presentation and presented their fairness opinion to the board. Ms. Abrams provided an overview of the anticipated post announcement transaction timeline and overviewed the proposed transaction documentation and answered questions from the board of directors. Following review and discussion, the Merger Agreement and related documents and agreements were unanimously approved by our board of directors, subject to final negotiations and modifications, and our board of directors determined to recommend the approval of the Merger Agreement to the stockholders of the Company. The board of directors also concluded that the fair market value of Paya was equal to at least 80% of the funds held in the trust account. In making this determination, the board of directors considered, among other things, the implied valuation of Paya based on the market valuation of comparable companies and other information presented by Northland and discussed under “— Description of Fairness Opinion of Northland”.

Separately, the parties finalized the Merger Agreement, other definitive transaction documentation and PIPE subscription agreements.

On August 3, 2020, the parties executed the Merger Agreement, and the Company and Paya issued a press release publicly announcing the transaction.

The parties have continued and expect to continue regular discussions regarding the timing to consummate the Transactions.

Reasons for the Approval of the Merger

Our board of directors met telephonically on July 31, 2020 and August 2, 2020 to, among other things, discuss a potential business combination with Paya, and, unanimously approved the Transactions and the Merger Agreement. Prior to reaching the decision to approve the Transactions and the Merger Agreement, our board of directors consulted with our management, as well as with our legal and financial advisors. In making its determination with respect to the Transactions, our board of directors also considered the financial analysis undertaken by Northland, a financial advisor to us in connection with the Transactions. Northland presented it written opinion to our board dated August 2, 2020, which we refer to as the Opinion, as to whether (i) the Merger Consideration to be paid by us in the Merger pursuant to the Merger Agreement was fair to us, from a financial point of view, and (ii) the fair market value of Holdings implied by the various financial analyses Northland conducted in connection with its Opinion equaled or exceeded 80% of the amount held by us in trust for the benefit of our public stockholders (excluding any deferred underwriters’ fees and taxes payable on the income earned on the trust account.) See “— Description of Fairness Opinion of Northland.”

In addition, our board reviewed various industry and financial data, including, but not limited to, Holdings’ existing business model, Holdings’ historical and projected financials, and various valuation analyses, and reviewed the results of management’s due diligence review of Holdings which took place over a one-month period beginning in July of 2020 and continuing through the signing of the Merger Agreement on August 3, 2020, including, extensive meetings and calls with Holdings’ management team regarding operations and projections, review of Holdings’ material contracts, intellectual property matters, labor matters, financing and accounting due diligence, tax due diligence, engaging and consulting third-party experts and financial advisors including, but not limited to, Northland, Morgan Stanley and Stefan Elephante, a technology advisor, and other legal due diligence with assistance from our legal counsel before determining that the Business Combination was in the best interest of the Company.

Our board and management have extensive experience in the financial services and financial technology industries, as well as with operational management, and investment and financial analysis. As such, the members of our board and management team believe that they are qualified to conduct and analyze the due diligence required for us to identify an acquisition partner. See “Information About FinTech — Management” for additional information regarding the experience of our board of directors and management team.

We have been conducting a search for a business combination partner since our IPO in November of 2018. In its evaluation of business combination partners, our board and management team considered a wide variety of complex factors. Our board of directors did not consider it practicable or relevant to quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision.

In its search for a business combination partner, our board of directors and management believed the following considerations, which we identified in the prospectus for our IPO offering, to be important factors in identifying an acquisition candidate:

•        History of free cash flow generation: Acquiring one or more businesses or assets that have a history of, or potential for, strong, stable free cash flow generation, with predictable and recurring revenue streams.

•        Strong management team: Acquiring one or more businesses or assets that have strong, experienced management teams or those that provide a platform for us to assemble an effective and experienced management team. Focusing on management teams with a proven track record of driving revenue growth, enhancing profitability and creating value for their stockholders.

•        Opportunities for add-on acquisitions: Acquiring one or more businesses or assets that we can grow both organically and through acquisitions.

•        Defensible business niche: Acquiring on one or more businesses or assets that have a leading or niche market position and that demonstrate advantages when compared to their competitors, which may help to create barriers to entry against new competitors.

•        Diversified customer and supplier base: Acquiring one or more businesses or assets that have a diversified customer and supplier base, which are generally better able to endure economic downturns, industry consolidation, changing business preferences and other factors that may negatively impact their customers, suppliers and competitors.

•        In considering the Business Combination, our board determined that Holdings met all of the above criteria. In particular, the board considered the following positive factors, although not weighed or in any order of significance:

•        History of free cash flow generation: Paya has a long history of revenue growth, positive earnings, and free cash flow. It had $42.2 million and $50.3 million of adjusted EBITDA in 2018 and 2019, respectively, and $4.8 million and $23.9 million of net cash from operating activities in 2018 and 2019, respectively. Additionally, a strong adjusted EBITDA margin of 25% in 2019, coupled with forecasted 25% adjusted EBITDA growth with approximately 95% visibility also complements Paya’s strong financials.

•        Strong management team: Led by Chief Executive Officer Jeff Hack, Paya’s management team has extensive experience in payments, technology, corporate management, operations, and acquisition execution. Our board believes that Paya has a strong management team, and expects that Messrs. Hack, Renzulli and Weiner, as well as other key Paya executives, will continue with Parent following the Transactions to pursue execution of Paya’s strategic and growth goals. For additional information regarding Paya’s executive officers, see “Information about Paya — Executive Officers.”

•        Opportunities for add-on acquisitions: Paya’s management team has a proven track record of acquiring add-on and value-additive companies and assets and successfully executing such acquisitions. Management’s previous acquisitions have led to some of Paya’s most important products and tools. Our Board believes that the Paya management team’s ability to source acquisition opportunities and execute transactions will further growth and create value for stockholders.

•        Defensible business niche: Paya’s proprietary payment suite is deeply integrated into core business software and provides its customers and sales partners with unique industry specific features and, tools, as well as security measures, which, our management believes, leads to increased customer and partner retention. Our board believes Paya is differentiated by its vertically purposed product and technology payment solutions.

•        Diversified customer and supplier base: Although our board determined that a diversified supplier base was not a relevant factor given the business to be acquired, Paya satisfied the criteria relating to a diversified customer base as its customers span various industries, including B2B goods and services, healthcare, non-profit, government and municipalities and education.

Our board of directors also considered whether members of our management and board may have interests in the Business Combination that are different from, or are in addition to, the interests of our stockholders generally, including the matters described under “— Interest of Certain Persons in the Business Combination.” However, our board of directors concluded that (i) these interests were disclosed in our IPO prospectus and are included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company, (iii) our stockholders will have the opportunity to redeem their public shares in connection with the Business Combination and (iv) shares of our common stock held by our officers, directors and other initial stockholders are subject to transfer restrictions following the Business Combination. See “— The Merger Agreement — Additional Agreements — Registration Rights Agreement” and “Description of our Securities — Founder Shares” for a description of these transfer restrictions.

Satisfaction of 80% Test

It is a requirement under our charter and under NASDAQ’s Listing Rules that any business we acquire have a fair market value equal to at least 80% of the balance of the funds in the trust account held for the benefit of our public stockholders at the time of the execution of a definitive agreement for an initial business combination. Our board of directors adopted the financial analysis reviewed by Northland with our board, and the opinion of Northland to our board, and determined that subject to and based on the assumptions, matters considered and limitations and qualifications set forth in the opinion, the enterprise value of Holdings implied by the various financial analyses Northland conducted in connection with its opinion equaled or exceeded 80% of the amount held by us in trust for the benefit of our public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the trust account).

Description of Fairness Opinion of Northland

The Company’s Board of Directors (the “FinTech Acquisition Corp. III Board”) retained Northland Securities, Inc. (“Northland”) to provide fairness opinion services to the FinTech Acquisition Corp. III Board in connection with its consideration of strategic alternatives, including a possible business combination transaction, and, if requested, to render to the FinTech Acquisition Corp. III Board an opinion as to the fairness, from a financial point of view, of the consideration to be paid in a business combination transaction. On July 31, 2020, at a meeting of the FinTech Acquisition Corp. III Board held to evaluate the proposed transaction, Northland delivered to the FinTech Acquisition Corp. III Board an oral opinion, subsequently confirmed by delivery of a written opinion, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, (i) the consideration to be paid by the Company in the Business Combination pursuant to the Merger Agreement is fair, from a financial point of view, to the Company and the holders of Company common stock, and (ii) the fair market value of Paya equals or exceeds 80% of the amount held by the Company in trust for benefit of its public stockholders (excluding any deferred underwriting commissions and taxes payable on interest earned on the trust account).

The full text of the written opinion of Northland, dated August 2, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this proxy statement/prospectus. The following summary of Northland’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Northland provided its Opinion for the information and assistance of the FinTech Acquisition Corp. III Board in connection with its consideration of the Merger. Northland’s opinion was not intended to and does not constitute a recommendation as to how any holder of Company common stock should vote or take any action with respect to the Merger or any other matter.

In arriving at its opinion, Northland, among other things:

•        reviewed the financial terms of a draft of the Merger Agreement dated on July 29, 2020;

•        reviewed and analyzed certain historical financial, operating and business information related to Paya;

•        reviewed and analyzed certain internal financial projections of Paya prepared for financial planning purposes and furnished by Paya management and certain consultants and advisors familiar with Paya;

•        reviewed and analyzed certain publicly available information relative to the Company;

•        reviewed and analyzed certain historical financial, operating, market and securities data of the Company publicly available or furnished by the management of the Company, as applicable;

•        conducted discussions with management of the Company with respect to the Company’s strategic reasons for pursuing the Merger and the Company’s valuation of Paya;

•        conducted discussions with members of management of the Company, Paya, and certain consultants and advisors familiar with Paya with respect to the business and prospects of the Company and Paya, respectively, on a stand-alone basis and on a combined basis;

•        reviewed and analyzed the reported prices and trading activity of Company common stock;

•        compared the financial performance of Paya with that of certain other publicly traded companies deemed by Northland to be comparable to Paya;

•        to the extent publicly available, reviewed and analyzed financial terms of certain acquisition transactions involving companies operating in businesses and industries deemed similar to that in which Paya operates and selected companies deemed by Northland to be comparable to Paya;

•        performed discounted cash flows analyses on Paya incorporating various assumptions provided to Northland by management of each of the Company and Paya and certain consultants and advisors familiar with Paya; and

•        compared the fair market value of Paya implied by the various financial analyses that Northland conducted to the amount held by the Company in trust for the benefit of its public stockholders (excluding any deferred underwriting commissions and taxes payable on interest earned on the trust account), as provided by management of Paya, the Company, and certain consultants and advisors familiar with Paya, as applicable.

In addition, Northland conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Northland deemed necessary and appropriate in arriving at its opinion.

Summary of Financial Analyses

In accordance with customary investment banking practice, Northland employed generally accepted valuation methods in reaching its fairness opinion. The following is a summary of the material financial analyses performed by Northland in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, the FinTech Acquisition Corp. III Board at a meeting held on July 31, 2020. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Northland or of its presentation to the FinTech Acquisition Corp. III Board on July 31, 2020.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Northland. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as an indication of the relative importance or weight given to these analyses by Northland or the FinTech Acquisition Corp. III Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 31, 2020 and is not necessarily indicative of current market conditions. All analyses conducted by the Company were going concern analyses and Northland expressed no opinion regarding the liquidation value of any entity.

The Business Combination consideration was determined through arm’s-length negotiations between the Company and Paya and was approved by the FinTech Acquisition Corp. III Board. Northland did not provide advice to the FinTech Acquisition Corp. III Board during these negotiations nor recommend any specific consideration to the Company or the FinTech Acquisition Corp. III Board or suggest that any specific consideration constituted the only appropriate consideration for the Merger, including but not limited to the Business Combination consideration. In addition, Northland’s opinion and its presentation to the FinTech Acquisition Corp. III Board were one of many factors taken into consideration by the FinTech Acquisition Corp. III Board in deciding to approve the Merger.

For purposes of its financial analyses, Northland utilized Paya’s internal financial projections for the fiscal years ending December 31, 2020 and 2021, prepared by and furnished to Northland by management of the Company, Paya, and certain consultants and advisors familiar with Paya.

Further, Northland was advised by management of the Company, and Northland assumed with the consent of management of the Company, that, as of the date of its Opinion the amount held by the Company in trust for the benefit of its public stockholders (including any deferred underwriting commissions and taxes payable on interest earned on the trust account) was equal to $353.5 million.

Comparable Public Company Analysis

Northland reviewed, among other things, selected historical financial data and estimated financial data of Paya based on projections provided by its management and certain consultants and advisors familiar with Paya and compared them to corresponding financial data, where applicable, for U.S. listed public companies that Northland deemed comparable to Paya.  Northland also derived multiples for each of the comparable companies and Paya based on such financial data and market trading prices, as applicable, and compared them. Northland selected these companies based on characteristics described below using the most recently available public information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and popular press reports, databases and other sources.

Although Northland selected the companies reviewed in these analyses because, among other things, their businesses are reasonably similar to that of Paya, no selected company is identical to Paya. Accordingly, Northland’s comparison of selected companies to Paya and analysis of the results of such comparison was not purely quantitative, but instead necessarily involved qualitative considerations and professional judgments concerning differences in financial and operating characteristics and other factors that could affect the relative value of Paya.

The comparable group consisted of nine (9) U.S. publicly traded companies that have financial profiles deemed comparable to Paya divided into two sections: (1) small and mid-cap payments (with estimated revenue growth of at least 10% from calendar year 2020 to 2021) and (2) large cap payments (with estimated revenue growth of at least 10% from calendar year 2020 to 2021). Collectively, such group is referred to in this proxy statement as the “Comparable Group.” Based on these criteria, Northland identified and analyzed the following selected companies:

Small and Mid-Cap Payments (with estimated revenue growth of at least 10% from calendar year 2020 to 2021)

•        Bottomline Technologies (de), Inc.

•        EVO Payments, Inc.

•        i3 Verticals, Inc.

•        Repay Holdings Corporation

•        Shift4 Payments, Inc.

Large Cap Payments (with estimated revenue growth of at least 10% from calendar year 2020 to 2021)

•        FLEETCOR Technologies, Inc.

•        Global Payments Inc.

•        PayPal Holdings, Inc.

•        Square, Inc.

In all instances, Northland applied a private company discount of 20.0% to the equity values based on closing stock prices on July 30, 2020. Separately, Northland applied a size discount of 10.0% to the equity values in the Large Cap Payments group. With respect to the Comparable Group table below, the information Northland presented included the following valuation and operating data:

•        Multiple of enterprise value to revenue for the last twelve months, or EV/LTM Revenue

•        Multiple of enterprise value to gross profit for the last twelve months, or EV/LTM Gross Profit

•        Multiple of enterprise value to adjusted EBITDA for the last twelve months, or EV/LTM Adj. EBITDA

•        Multiple of enterprise value to estimated 2020 revenue, or EV/2020E Revenue

•        Multiple of enterprise value to estimated 2020 gross profit, or EV/2020E Gross Profit

•        Multiple of enterprise value to estimated 2020 EBITDA, or EV/2020E EBITDA

•        Multiple of enterprise value to estimated 2021 revenue, or EV/2021E Revenue

•        Multiple of enterprise value to estimated 2021 gross profit, or EV/2021E Gross Profit

•        Multiple of enterprise value to estimated 2021 EBITDA, or EV/2021E EBITDA

Comparable Group
	25th Percentile	Mean	Median	75th Percentile
EV/LTM Revenue(1)	4.0x	6.7x	7.3x	7.8x
EV/LTM Gross Profit(1)	7.8x	13.3x	14.0x	18.9x
EV/LTM Adj. EBITDA(1)	15.4x	31.7x	18.9x	31.1x
EV/2020E Revenue(2)	5.7x	6.8x	6.8x	7.7x
EV/2020E Gross Profit(2)	8.0x	11.8x	10.6x	15.2x
EV/2020E EBITDA(2)	17.7x	24.4x	21.0x	25.5x
EV/2021E Revenue(2)	4.7x	5.6x	6.0x	6.2x
EV/2021E Gross Profit(2)	6.2x	9.6x	9.2x	12.7x
EV/2021E EBITDA(2)	15.2x	23.7x	16.5x	21.9x

____________

(1)      LTM for the selected public company analysis is based on latest publicly reported financial results.  For Paya, LTM is as of 06/30/20.

(2)      Projected calendar year 2020 and 2021 revenue, gross profit, and EBITDA, as applicable, for Paya were based on projections provided by management of the Company, Paya, and certain consultants and advisors familiar with Paya. Projected calendar year 2020 and 2021 revenue, gross profit, and EBITDA as applicable, for the selected public companies were based on equity research analyst consensus estimates.

Based on the discounted multiples above, Northland then applied the range of Comparable Group trading multiples to the applicable revenue and gross profit metrics of Paya. The analysis indicated the following implied enterprise value of Paya as compared to Paya’s projections:

	Implied Enterprise Value of Paya (millions)
	Paya (millions)	25th Percentile	Mean	Median	75th Percentile
LTM Revenue	$202.0	$804	$1,360	$1,468	$1,578
LTM Gross Profit	$102.3	$798	$1,358	$1,435	$1,938
LTM Adj. EBITDA	$49.5	$763	$1,571	$937	$1,542
2020E Revenue	$205.2	$1,165	$1,404	$1,394	$1,578
2020E Gross Profit	$103.9	$834	$1,230	$1,106	$1,582
2020E EBITDA	$53.0	$940	$1,298	$1,109	$1,371
2021E Revenue	$238.4	$1,114	$1,345	$1,442	$1,465
2021E Gross Profit	$122.4	$758	$1,177	$1,124	$1,555
2021E EBITDA	$66.2	$1,003	$1,567	$1,091	$1,436

Comparable M&A Transaction Analysis

Northland performed a comparable M&A transaction analysis, which was designed to imply a value for a company based on publicly available financial terms of the selected transactions that share certain similar characteristics with the Business Combination.

Northland selected the comparable M&A transactions based on information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and popular press reports, databases and other sources. Northland selected these transactions based on the following criteria:

•        transactions with the target company operating within financial technology with a focus on payment solutions;

•        transactions completed since January 1, 2016;

•        target company has operations in the U.S.;

•        transactions with 100% ownership sought;

•        transactions with an implied enterprise value greater than $100.0 million;

•        transactions with target similar to Paya in one or more respects, including, but not limited to, nature of business, size, diversification and financial performance; and

•        transactions with publicly available information regarding terms of the transaction.

The group was comprised of the following transactions and is referred to in this proxy statement/prospectus as the “Precedent Transaction Group:”

Implied Multiples
Target	Buyer(s)	EV/LTM Revenue	EV/LTM EBITDA	EV/NTM Revenue	EV/NTM EBITDA
Total System Services, Inc.	Global Payments Inc.	6.7x	19.2x	6.6x	18.2x
Worldpay, Inc.	Fidelity National Information Services, Inc.	12.0x	26.2x	11.6x	22.9x
First Data Corporation	Fiserv, Inc.	5.7x	13.5x	5.7x	14.9x
SpeedPay, Inc.	ACI Worldwide, Inc.	2.2x	8.4x
Citybase, Inc.	GTY Technology Holdings Inc.	14.8x
MINDBODY, Inc.	Vista Equity Partners	8.3x	NM	6.7x	NM
JetPay Corporation	NCR Corporation	2.3x	30.5x	2.7x	22.0x
VeriFone Systems, Inc.	Francisco Partners Management, L.P.	1.9x	13.4x	1.9x	10.9x
Booker Software, Inc.	MINDBODY, Inc.	5.3x	NM
Planet Payment, Inc.	Fintrax Group Holdings Ltd.	4.6x	15.1x	4.0x	12.6x
CardConnect Corp.	First Data Corporation	1.6x	60.5x	1.3x	19.5x
Heartland Payments Systems, Inc.	Global Payments Inc.	1.5x	18.0x	4.6x	16.8x
TransFirst Holdings Corp.	Total System Services, Inc.	1.5x	16.2x

NM defined as Not Meaningful, NM threshold is 120.0x for EV / LTM EBITDA and 110.0x for EV / NTM EBITDA

With respect to the Precedent Transaction Group, Northland calculated the ratio of implied EV to historical revenue and EBITDA for the LTM and projected revenue and EBITDA for the NTM. Northland then compared the results of these calculations with similar calculations for Paya.

The selected transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of Paya were within the range of valuation multiples of the Precedent Transaction Group when comparing the ratio of the implied EV to revenue and EBITDA for the LTM and NTM.

Results of Northland’s analysis were presented for the Precedent Transaction Group, as shown in the following table:

Precedent Transaction Group
	25th Percentile	Mean	Median	75th Percentile
Implied EV to LTM Revenue(1)	1.9x	5.2x	4.6x	6.7x
Implied EV to LTM EBITDA(1)	13.9x	22.1x	17.1x	24.5x
Implied EV to NTM Revenue(1)	2.7x	5.0x	4.6x	6.6x
Implied EV to NTM EBITDA(1)	14.3x	17.2x	17.5x	20.2x

____________

(1)      LTM and NTM for the Precedent Transaction Group are based on latest publicly reported financial results prior to acquisition close.

Based on the analysis above, Northland then applied the range of the Precedent Transaction Group trading multiples to the applicable financial metrics of Paya. The analysis indicated the following implied enterprise value of Paya:

	Precedent Transaction Group
	Paya (millions)	25th Percentile	Mean	Median	75th Percentile
LTM Revenue(1)	$202.0	$377	$1,059	$929	$1,345
LTM EBITDA(1)	$49.5	$689	$1,095	$845	$1,213
NTM Revenue	$216.3	$582	$1,084	$1,005	$1,435
NTM EBITDA	$58.3	$836	$1,006	$1,021	$1,176

____________

(1)      LTM for Paya is as of 06/30/20.

No target company or transaction utilized in the comparable M&A transaction analysis is identical to Paya or the Business Combination. In evaluating the precedent transactions, Northland made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Paya, such as the impact of competition on the business of Paya or the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Paya or the industry or in the financial markets in general.

Discounted Cash Flow Analysis

The discounted cash flow analysis is a widely used valuation methodology that relies upon numerous assumptions, including asset growth rates, earnings growth rates, discount rates and terminal multiples, and the results of such methodology are highly dependent on these assumptions. The analysis does not purport to be indicative of the actual or expected implied enterprise value of Paya or the Company on a stand-alone or a pro forma combined basis. In addition, the analysis is based on internal financial projections provided and approved for use of management of Paya and the Company. For its analysis, Northland did not include the value of any outstanding federal net operating losses in the implied enterprise value for Paya.

Using such discounted cash flows analysis, Northland calculated an estimated range of implied enterprise values for Paya based on the net present value of hypothetical cash flows through fiscal year 2025 utilizing financial projections for fiscal years 2020 through 2021 provided by and approved for use by management of the Company and Paya. Northland calculated the range of net present values based on EBITDA exit multiples ranging from 12.0x to 16.0x and discount rates ranging from 11.0% to 16.0%, based on a weighted average cost of capital analysis.

This analysis resulted in an implied enterprise value of Paya ranging from a low of $1,104 million to a high of $1,740 million. Northland also calculated the range of net present values based on discount rates ranging from 11.0% to 16.0%, based on a weighted average cost of capital analysis. This analysis resulted in an implied enterprise value of Paya ranging from a low of $657 million to a high of $1,573 million. Northland observed that the Business Combination consideration was below the ranges of implied enterprise values of Paya derived from this analysis.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Northland, but does summarize the material analyses performed by Northland in rendering its fairness opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Northland believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Northland fairness opinion. In arriving at its Opinion, Northland considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Northland made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Northland’s view of the actual value of Paya or the combined company.

No company or transaction used in the above analyses as a comparison is directly comparable to the Company, Paya, the Merger or the other transactions contemplated by the Merger Agreement. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company, Paya and the Merger were compared and other factors that could affect the public trading value or transaction value of the companies involved, as applicable.

Northland performed its analyses solely for purposes of providing its Opinion to the FinTech Acquisition Corp. III Board. In performing its analyses, Northland made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Northland are based upon forecasts of future results furnished to Northland by members of the FinTech Acquisition Corp. III Board and the management of the Company and Paya, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Northland does not assume responsibility if future results are materially different from forecasted results.

Northland relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Northland or discussed with or reviewed by Northland. Northland further relied upon the assurances of management of the Company and Paya that the financial information provided to Northland was prepared on a reasonable basis in accordance with industry practice, and that management of each of the Company and Paya was not aware of any information or facts that would make any information provided to Northland incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Northland’s opinion, Northland assumed that with respect to financial forecasts, estimates of net operating loss tax benefits or other estimates and other forward-looking information reviewed by Northland, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of management of the Company and Paya as to the expected future results of operations and financial condition of the Company, Paya and the combined company. Northland expressed no opinion as to any such financial forecasts, net operating loss or other estimates or forward-looking information or the assumptions on which they were based. Northland relied, with the Company’s consent, on advice of the Company’s outside counsel and the Company’s independent registered public accounting firm, and on the assumptions of management of the Company and Paya, as to all accounting, legal, regulatory, tax and financial reporting matters with respect to the Company, Paya and the Merger.  Northland’s opinion does not address any accounting, legal, regulatory, tax and financial reporting matters.

In arriving at its opinion, Northland assumed that the executed Merger Agreement was in all material respects identical to the last draft reviewed by Northland on July 29, 2020. Northland relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein were true and correct, (ii) each party to such agreements would fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger would be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Northland assumed that all the necessary regulatory approvals and consents required for the Merger would be obtained in a manner that would not adversely affect the Company, Paya or the contemplated benefits of the Merger.

In arriving at its opinion, Northland did not perform any appraisals, valuations or other independent analyses of any specific assets or liabilities (fixed, contingent or other) of the Company or Paya, and was not furnished or provided with any such appraisals or valuations, nor did Northland evaluate the solvency of the Company or Paya under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Northland in connection with its opinion were going concern analyses. Northland expressed no opinion regarding the liquidation value of the Company, Paya or any other entity. Without limiting the generality of the foregoing, Northland undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, Paya or any of its affiliates was a party or may be subject, and at the direction of the Company and with its consent, Northland’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Northland also assumed that neither the Company nor Paya is a party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, other than the Merger.

Northland’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its fairness opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Northland did not express any opinion as to the price at which shares of Company common stock have traded or may trade following announcement of the Merger or at any future time. Northland did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Northland’s opinion addressed solely (i) the fairness, from a financial point of view, to the Company and the holders of Company common stock of the Business Combination consideration to be paid in the Merger pursuant to the Merger Agreement, and (ii) whether the fair market value of Paya equals or exceeds 80% of the amount held by the Company in trust for the benefit of its public stockholders (excluding any deferred underwriting commissions and taxes payable on interest earned on the trust account), and did not address any other terms or agreement relating to the Merger or related transactions. Northland was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company or any other terms contemplated by the Merger Agreement. Furthermore, Northland expressed no opinion with respect to the amount or nature of the compensation to any officer, director or employee, or any class of such persons, relative to the compensation to be received by the holders of any class of securities, creditors, or other constituencies of the Company or Paya in the Merger, or relative to or in comparison with the Business Combination consideration.

Northland is a nationally recognized investment banking firm and is regularly providing fairness opinion services in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The FinTech Acquisition Corp. III Board selected Northland to render its fairness opinion in connection with the Merger contemplated by the Merger Agreement on the basis of its experience and reputation in providing fairness opinions in connection with mergers, acquisitions and other similar transactions.

Pursuant to the terms of the engagement letter dated July 29, 2020, Northland rendered to the FinTech Acquisition Corp. III Board a fairness opinion in connection with the Merger and will receive an aggregate fee of $500,000 from the Company, of which $250,000 is due upon delivery of the fairness opinion with the remaining $250,000 due upon the Merger closing (collectively, the “Opinion Fee”).  The Opinion Fee was not contingent on the conclusions reached in Northland’s opinion. Additionally, the Company has agreed to indemnify Northland against certain liabilities and reimburse Northland for certain expenses in connection with its services.  Furthermore, Northland was not requested to, and did not, (i) participate in negotiations with respect to the Merger Agreement, (ii) solicit any expressions of interest from any other parties with respect to any business combination with the Company or any other alternative transaction or (iii) advise the FinTech Acquisition Corp. III Board or any other party with respect to alternatives to the Merger. In addition, Northland was not requested to and did not provide advice regarding the structure or any other aspect of the Merger, or to provide services other than the delivery of its opinion. Northland has not otherwise acted as financial advisor to any party to the Merger other than as stated in the previous sentence. In the ordinary course of its business, Northland and its affiliates may actively trade securities of the Company for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In connection with the Company’s IPO, Northland received compensation for its role as an Underwriter and will receive additional compensation as part of the deferred underwriting fee payable at Merger close. Northland and its affiliates may from time to time perform various investment banking and financial advisory services for the Company and for other clients and customers that may have conflicting interests with the Company, for which Northland would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Northland has adopted policies and procedures to establish and maintain the independence of Northland’s research department and personnel. As a result, Northland’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the Merger and other participants in the Merger that differ from the opinions of Northland’s investment banking personnel.

Certain Projected Financial Information

We and Paya do not as a practice make public projections as to future revenues, earnings or other results. However, in connection with our board of directors’ evaluation of the Business Combination and Northland’s financial analysis of Paya described under “— Description of Fairness Opinion of Northland,” Paya management provided to us and Northland Paya’s non-public, internal financial forecasts regarding Paya’s anticipated future operations for fiscal 2020 and fiscal 2021 which incorporated the financial forecasts prepared by Paya management without any adjustment by our management. We have included summary information from such financial forecasts in the tables below to give our stockholders access to certain previously non-public information because such information was considered by our board of directors for purposes of evaluating the Business Combination and by Northland for purposes of rendering its fairness opinion. Inclusion of summary information regarding the financial forecasts in this proxy statement/prospectus is not intended to influence your decision whether to vote for the Business Combination.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward complying with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information, or U.S. GAAP.

Neither our independent registered public accounting firm nor the independent registered public accounting firm of Holdings has audited, reviewed, compiled, or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither of them expresses an opinion or provides any other form of assurance with respect thereto for the purpose of this proxy statement/prospectus. The report of the independent registered public accounting firm of Holdings included elsewhere in this proxy statement/prospectus relates to the historical financial information of Holdings. It does not extend to the unaudited prospective financial information and should not be read to do so.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

The accompanying prospective financial information includes financial measures that were not calculated in accordance with GAAP, namely Adjusted EBITDA, which is described in the footnote to the table below. Non-GAAP measures are not necessarily calculated the same way by different companies and should not be considered a substitute for or superior to GAAP results.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” contained elsewhere in this proxy statement/prospectus. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of us or Paya or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Considering that the special meeting will be held months after the date the financial forecast referenced above was prepared, as well as the uncertainties inherent in any forecasted information, stockholders are cautioned not to place undue reliance on the financial forecast. This information constitutes “forward-looking statements” and actual results likely will differ from it and the differences may be material. See “Cautionary Note Regarding Forward-Looking Statements.”

We and Paya do not generally publish our business plans and strategies or make external disclosures of our anticipated financial condition or results of operations. We and Paya have not updated, and do not intend to update or otherwise revise, the prospective financial information to reflect circumstances existing since its preparation including any changes in general economic or industry conditions, or to reflect the occurrence of unanticipated events. Neither we, Paya nor any of our respective representatives or advisers makes any representation to any person with regard to the ultimate performance of us, Paya or Parent.

A summary of the financial forecast information regarding Paya’s anticipated future operations for fiscal year 2020, fiscal year 2021 and NTM June 30, 2021 provided to Northland in connection with Northland’s Opinion and related financial analyses is as follows:

	Projection Period Ending
(dollars in millions)	December 31, 2020	June 30, 2021 (NTM)	December 31, 2021
Revenue	$205.2	$216.3	$238.4
Costs of services exclusive of depreciation and amortization	$(101.3)	$(106.0)	$(116.0)
Gross Profit, exclusive of depreciation and amortization	$103.9	$110.3	$122.4
Selling, general & administrative expenses	(50.9)	(52.0)	(56.2)
Adjusted EBITDA(1)	$53.0	$58.3	$66.2

____________

(1)      Adjusted EBITDA is a prospective financial measure that was not calculated in accordance with GAAP. Adjusted EBITDA is defined as earnings before interest expense, income taxes, depreciations, and amortization, or EBITDA and further adjustments to EBITDA to exclude certain non-cash items and other non-recurring items that management believes are not indicative of ongoing operations. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as measures of liquidity. Non-GAAP financial measures are not necessarily calculated the same way by different companies and should not be considered a substitute for or superior to GAAP.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of our board of directors in favor of approval of the Business Combination, you should keep in mind that our board of directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•        that our Sponsor, officers and directors will hold Parent’s common stock following the Business Combination, subject to lock-up agreements;

•        that our Sponsor, officers and directors will hold placement warrants to purchase shares of Parent’s common stock;

•        that our Sponsor, officers and certain of our directors paid an aggregate of $8,325,000 for their founder shares, placement shares and placement warrants and that such securities should have a significantly higher value at the time of the Business Combination and will have little or no value if we do not complete the Business Combination;

•        that our Sponsor, officers and directors have waived their redemption rights with respect to their founder shares, placement shares and public shares in connection with the Business Combination, and have waived their redemption and liquidation rights with respect to their founder shares and placement shares if we are unable to complete a business combination by November 20, 2020;

•        if we are unable to complete a business combination by November 20, 2020, our Chief Executive Officer will be personally liable to ensure that the proceeds in the trust account are not reduced below $10.00 per public share by the claims of target businesses or claims of vendors or other entities to which we owe money for services rendered or contracted for or products sold to us, but only if such a vendor or target business has not executed such a waiver;

•        that our Chairman of the Board and our Chief Executive Officer have agreed to loan us funds in an amount up to $1,500,000 for working capital requirements and to finance transaction costs in connection with an initial business combination, and any amounts outstanding under this loan will not be repaid from the trust account if we are unable to complete a business combination by November 20, 2020; and

•        the continued indemnification of our current directors and officers and the continuation of directors’ and officers’ liability insurance after the Business Combination.

Potential Purchases of Public Shares

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Sponsor, directors, officers and their respective affiliates may purchase our securities on the open market, and may enter into agreements to purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or who have elected or redeem, or indicate an intention to redeem, their shares in connection with the Business Combination. Any such privately negotiated purchases may be effected at purchase prices that are in excess of fair market value or in excess of the per-share pro rata portion of the trust account. Our initial stockholders, directors, officers, advisors and their respective affiliates may also enter into transactions with stockholders and others to provide them with incentives to acquire shares of our common stock or vote their shares in favor of the Business Combination Proposal. While the exact nature of such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such persons against potential loss in value of their shares, including the granting of put options and the transfer to such persons of shares or warrants for nominal value. Our initial stockholders, directors, officers or their respective affiliates will not effect any such purchases when they are in possession of any material non-public information relating to us or Paya, during a restricted period under Regulation M under the Exchange Act or in a transaction which would violate Section 9(a)(2) or Rule 10(b)-5 under the Exchange Act.

The purpose of such purchases and other transactions would be to increase the likelihood that the Business Combination Proposal is approved and to decrease the likelihood that holders request redemption of public shares and cause us to be unable to pay the cash consideration in the Business Combination and other amounts required under the Merger Agreement.

Total Shares of Parent common stock to be Issued in the Business Combination

We anticipate that, upon completion of the Business Combination, assuming that none of our stockholders exercise redemption rights, an aggregate of 48.0 million shares of Parent common stock will be issued as partial consideration in the Transactions, (1) our existing stockholders will hold in the aggregate approximately 38% of Parent’s outstanding common stock (31% held by our public stockholders and 7% held by the initial stockholders), and Seller and Blocker Seller will hold approximately 44% of Parent’s outstanding common stock. If 13.4 million shares of our Class A common stock are redeemed for cash, which assumes the maximum redemption of our shares while still providing for a minimum of $200.0 million of cash in the trust account after giving effect to (i) payments to redeeming stockholders, (ii) payment of the Company’s transaction expenses and (iii) payment of up to $1.5 million of reimbursable transaction expenses, and an aggregate of 61.7 million shares of Parent common stock will be issued as partial consideration in the Business Combination, upon completion of the Business Combination, our existing stockholders will hold in the aggregate approximately 26% of Parent’s outstanding common stock (18% held by our public stockholders and 8% held by the initial stockholders) and Seller and Blocker Seller will hold approximately 56% of Parent’s outstanding common stock. These ownership percentages do not take into account (1) any warrants or options to purchase Parent’s common stock that will be outstanding following the Business Combination, or (2) any equity awards that may be issued under the proposed Omnibus Plan following the Business Combination. If the actual facts are different than these assumptions (which is likely), the ownership percentages held by each of our existing stockholders and Seller and Blocker Seller will be different. See the sections entitled “Summary — Impact of the Business Combination on Parent’s Public Float” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Sources and Uses for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination as of June 30, 2020, based on our and Paya’s capitalization and financial position as of that date.

Sources and Uses — As of June 30, 2020

Sources	Uses (dollars in millions)

	No Redemptions	Maximum Redemptions(2)		No Redemptions	Maximum Redemptions(2)
Rollover Equity(1)	$479.5	$617.0	Cash Consideration	$565.5	$428.0
Trust Account	353.5	216.0	Rollover Equity(1)	479.5	617.0
PIPE Financing	200.0	200.0	Transaction Fees and Expenses(3)	41.9	41.9
Sponsor Co-Investment	50.0	50.0
Cash from Balance Sheet	3.9	3.9
Total Sources	$1,086.9	$1,086.9	Total Uses	$1,086.9	$1,086.9

____________

(1)      The value of the rollover equity is based on an assumed $10.00 per share value for our Class A common stock.

(2)      Assumes the redemption of 13.4 million shares of our Class A common stock, which represents the maximum redemption amount providing for $200.0 million remaining in FinTech’s trust account after giving effect to (i) redemptions, (ii) payment of the Company’s transaction expenses and (iii) payment of up to $1.5 million of reimbursable transaction expenses.

(3)      Includes (i) $6.0 million in deferred underwriting commissions payable to Cantor, the representative of the underwriters in our IPO; (ii) $27.0 million in fees payable to our financial advisors and creditors; (iii) an estimated $3.5 million in legal fees and expenses; and (iv) approximately $5.4 million of fees, costs and expenses (including regulatory fees, accounting fees, expenses incurred to file, print and mail this proxy statement/prospectus, fees for proxy solicitation services, and other professional fees and miscellaneous expenses) that were incurred in connection with the Business Combination and the other transactions contemplated by the Merger Agreement, either by or on our behalf, or by or on behalf of Paya and for which, pursuant to the Merger Agreement, we have agreed to reimburse or pay on behalf of Paya upon closing of the Business Combination.

Board of Directors of FinTech and Parent Following the Business Combination

Upon consummation of the Business Combination, our board of directors anticipates decreasing its size from six to [•] members. Each of our incumbent directors, Betsy Cohen, Mei-Mei Tuan, Pawneet Abramowski, Jan Hopkins Trachtman, Brittain Ezzes and Madelyn Antoncic, have advised us that they will resign from our board of directors upon closing of the Business Combination. Upon consummation of the Business Combination, Parent’s board of directors will initially consist of up to nine directors, with each director having a term that expires as described herein until the applicable annual meeting of stockholders, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. Aaron Cohen will serve as the Chairman of the Board. See “Management Following the Business Combination” for additional information.

Rights of Stockholders

FinTech is a corporation incorporated pursuant to the DGCL. The DGCL and FinTech’s current charter and bylaws govern your rights as a stockholder. Subject to the approval of our stockholders of the charter Proposals described in this proxy statement/prospectus, FinTech’s current charter and bylaws will differ in certain material respects from the certificate of incorporation and bylaws of Parent following the Business Combination. As a result, your rights following the Business Combination will differ in certain regards as compared to your current rights as a stockholder of FinTech. See the section entitled “Proposal No. 2 — The Charter Proposals” for more information.

Name; Headquarters

The name of Parent after the Business Combination will be Paya Holdings Inc. and its headquarters will be located in Atlanta, Georgia.

Appraisal Rights

There are no appraisal rights available to our stockholders in connection with the Business Combination.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization under the scope of the Financial Accounting Standards Board’s Accounting Standards Codification 805, Business Combinations (“ASC 805”), in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Under this method of accounting, FinTech will be treated as the “acquired” company and Holdings will be considered the accounting acquiror for accounting purposes. The Business Combination will be treated as the equivalent of Holdings issuing stock for the net assets of FinTech, accompanied by a recapitalization. The net assets of Holdings and FinTech will be stated at historical cost. No goodwill or intangible assets will be recorded in connection with the Business Combination.

Redemption Rights

Pursuant to our charter, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with our charter. As of June 30, 2020, this would have amounted to approximately $10.25 per public share. If a holder of public shares exercises redemption rights, then such holder will be exchanging its public shares for cash and will no longer own shares of our Class A common stock and will not own shares of the common stock of Parent following completion of the Business Combination. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our transfer agent in accordance with the procedures described in this proxy statement/prospectus. See the section entitled “Special Meeting of FinTech Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

It is a condition to closing under the Merger Agreement that funds in the trust account equal or exceed $200.0-million after giving effect to (i) all demands for redemption from holders of our public shares, (ii) payment of the Company’s transaction expenses and (iii) payment of up to $1.5 million of reimbursable transaction expenses. Any redemptions by our public stockholders will decrease the funds in the trust account available to us to consummate the Merger and related transactions.

Vote Required for Approval

Along with approval of the charter Proposals, approval of this Business Combination Proposal is a condition to the completion of the Business Combination. If this Business Combination Proposal is not approved, the Business Combination will not take place. Approval of this Business Combination Proposal is also a condition to the charter Proposals, the Business Combination Director Election Proposal and the Incentive Plan Proposal. If the charter Proposals are not approved, this Business Combination Proposal will have no effect (even if approved by the requisite vote of our stockholders at the special meeting of any adjournment or postponement thereof) and the Business Combination will not occur.

This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Merger) will be approved and adopted only if the holders of at least a majority of the outstanding shares of our common stock vote “FOR” the Business Combination Proposal.

As of the record date, our initial stockholders have agreed to vote any shares of our common stock owned by them in favor of the Business Combination.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR
STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE CHARTER PROPOSALS

At the closing, Parent will adopt an amended and restated certificate of incorporation in the form set forth in Annex C. Assuming the Business Combination Proposal is approved, FinTech Acquisition Corp. III’s stockholders are also being asked to approve the amendments to the amended and restated certificate of incorporation that will be effected in the amended and restated certificate of incorporation of Parent. The charter Proposals, if approved, will approve the following material differences between the organizational documents of Parent that will be in effect upon the closing of the Transactions and our charter:

•        the name of the new public entity will be “Paya Holdings Inc.” as opposed to “FinTech Acquisition Corp. III”;

•        Parent will have 500,000,000 authorized shares of common stock, par value $0.0001 per share, and 50,000,000 authorized shares of undesignated preferred stock, par value $0.0001 per share, as opposed to FinTech having 101,000,000 authorized shares of capital stock, consisting of 85,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, and 1,000,000 authorized shares of preferred stock;

•        Any action required or permitted to be taken by the stockholders of Parent may be taken by written consent until the time that Ultra no longer beneficially owns at least 35% of the voting power of the stock of Parent entitled to vote generally in the election of directors, as opposed to only holders of shares of FinTech’s Class B common stock having the ability to take stockholder action by written consent;

•        The board of directors of Parent will consist of three classes of directors, with only one class of directors being elected in each year and each class serving a three-year term, as opposed to FinTech’s board of directors consisting of two classes of directors, with only one class of directors being elected in each year and each class serving a two-year term;

•        Retains the FinTech requirement that a vote required to remove a director of Parent be a majority of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class but has been amended to require that if Ultra beneficially owns, in the aggregate, less than 40% in voting power of the stock of the Parent entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66⅔% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. Additionally, Parent now allows directors to be removed with or without cause, as opposed to FinTech’s requirement that they be removed only with cause;

•        Amendments to certain provisions of Parent’s amended and restated certificate of incorporation will require either the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding capital stock of Parent or the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock of Parent, depending on whether Ultra beneficially owns, in the aggregate, less than 50% in voting power of the stock of Parent at such time, as opposed to amendments to certain provisions of FinTech’s charter requiring an amendment to be conducted in accordance with Delaware law, subject to certain exceptions;

•        The bylaws of Parent may be amended, altered, changed, added to, rescinded or repealed (x) by the Parent’s board of directors or (y) (i) the affirmative vote of the holders of at least 66 2/3% of the voting power of the capital stock of Parent or (ii) the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock of Parent, depending on whether Ultra beneficially owns, in the aggregate, less than 50% in voting power of the stock of Parent at such time, as opposed to the bylaws of FinTech requiring the approval of a majority of the board of directors of FinTech or by the holders of a majority of FinTech’s outstanding shares or by the vote of other holders of any class of FinTech required by applicable law; and

•        Parent’s organizational documents do not include the various provisions applicable only to special purpose acquisition companies that our charter contains.

For more information relating to the proposed changes in the Parent’s amended and restated certificate of incorporation, see “Description of Securities.”

This vote, however, will not actually result in our stockholders approving Parent’s organizational documents or amendments to our charter but instead will simply approve the aforementioned material differences in the two sets of documents.

In the judgment of our board of directors, the charter Proposals are desirable for the following reasons:

•        The name of the new public entity is desirable to reflect the business combination with Paya and the combined business going forward.

•        The greater number of authorized shares of capital stock is desirable for Parent to have sufficient shares to issue to holders of our common stock and warrants and to Seller and Blocker Seller in order to complete the business combination and have additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits.

•        The amendments to the written consent, the addition of the classified board of directors and the amendments to the voting requirements are desirable for Parent to enhance the likelihood of continuity and stability in the composition of Parent’s board of directors, avoid costly takeover battles, reduce Parent’s vulnerability to a hostile change of control and enhance the ability of Parent’s board of directors to maximize shareholder value in connection with any unsolicited offer to acquire Parent.

•        The provisions of our charter that relate to the operation of FinTech as a blank check company prior to the consummation of the business combination would not be applicable to Parent following the business combination (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

Notwithstanding the foregoing, authorized but unissued shares of capital stock may enable Parent’s board of directors to render it more difficult or to discourage an attempt to obtain control of Parent and thereby protect continuity of or entrench its management, which may adversely affect the market price of Parent’s securities. If, in the exercise of its fiduciary obligations, for example, Parent’s board of directors were to determine that a takeover proposal were not in the best interests of Parent, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors, by effect effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable Parent to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. Parent currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Vote Required for Approval

The affirmative vote of holders of a majority of the outstanding shares of our common stock is required to approve each charter Proposal. Broker non-votes, abstentions or the failure to vote on any charter Proposal will have the same effect as a vote “AGAINST” such charter Proposal.

The charter Proposals are conditioned upon the approval and completion of the Business Combination Proposal. If the Business Combination Proposal is not approved, the charter Proposals will have no effect even if approved by our stockholders.

A copy of Parent’s amended and restated certificate of incorporation, as will be in effect assuming approval of all of the charter Proposals, upon consummation of the Business Combination and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus as Annex C.

If the charter Proposals are not approved, the Business Combination will not occur.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” EACH OF THE CHARTER PROPOSALS.

PROPOSAL NO. 3 — THE INCENTIVE PLAN PROPOSAL

Overview

Our board has unanimously approved the Omnibus Plan and has adopted the Omnibus Plan subject to the approval of our stockholders of this proposal. The purpose of the Omnibus Plan is to provide eligible employees, directors, and consultants the opportunity to receive stock- and cash-based incentive awards in order to attract, retain and reward encourage them and align their economic interests with those of our stockholders. We are seeking stockholder approval of the Omnibus Plan to (i) allow any incentive stock options (“ISOs”) granted under the Omnibus Plan to meet the requirements to be qualified as such under the Code, and (ii) comply with NASDAQ listing rules.

The ability to grant equity-based compensation awards is critical to attracting and retaining highly qualified individuals. Our Board believes that it is in the best interests of our stockholders for those individuals to have an ownership interest in Parent in recognition of their contributions and to align their interests with those of our future stockholders. Below is a summary of the material terms of the Omnibus Plan. This summary is qualified in its entirety by reference to the complete text of the Omnibus Plan, a copy of which is attached to this proxy statement/prospectus as Annex B.

The Omnibus Plan will become effective upon the date of closing of the Business Combination, subject to approval by our stockholders.

As of August 3, 2020, the latest practicable date, the closing price on NASDAQ per share of our Class A common stock, each of which shall be converted to one share of common stock of Parent, was $10.42.

Summary of Material Terms of the Omnibus Plan

Plan Summary

The Omnibus Plan provides for the grant of stock options (including ISOs and stock options that do not qualify as ISOs (i.e., nonstatutory stock options)), restricted stock, stock appreciation rights, performance awards, and other share-based and cash-based awards.

Key features of the Omnibus Plan include:

•        No automatic award grants are promised to any eligible individual;

•        Shares (i) withheld or surrendered in payment of the exercise or purchase price related to a stock option or stock appreciation right, (ii) withheld or surrendered in payment of any taxes related to any award, or (iii) repurchased on the open market with the proceeds from the exercise price of a stock option, in each case, will not be available for new awards under the Omnibus Plan;

•        No automatic acceleration of vesting of awards on a change in control;

•        No 280G gross-ups;

•        No evergreen or automatic reload provision for the share reserve;

•        10-year term;

•        Discounted stock options or related awards may not be granted;

•        No “repricing” of stock options or stock appreciation rights without shareholder approval (except in the event of certain equitable adjustments or a change in control, as further described below);

•        Awards are subject to potential clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action pursuant to any clawback policy adopted by Parent or applicable law;

•        Awards are generally non-transferrable; and

•        Meaningful annual limits on awards to non-employee directors.

Share Reserve and Award Limits

An aggregate of 8,800,000 shares of Parent common stock will be available for issuance with respect to awards granted pursuant to the Omnibus Plan, and all such shares will be available for issuance upon the exercise of ISOs. In addition, shares subject to awards granted under the Omnibus Plan that are forfeited, terminated or are cancelled without shares being issued (including awards settled in cash) will again be available for grant or issuance under the Omnibus Plan. Shares subject to awards granted in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by Parent or with which Parent combines will not count against the share reserve. Shares withheld or surrendered in payment of any exercise price of a stock option or stock appreciation right or taxes relating to any award (and shares repurchased on the open market with the proceeds from the exercise price of a stock option) will not be available for grant or issuance under the Omnibus Plan.

The Omnibus Plan further provides that the maximum value of awards granted during any calendar year to any non-employee director may not exceed $400,000 in total value; provided that such limitation will not apply to the first calendar year during which a non-employee director commences service on the board of directors of Parent (the “Parent Board”), or a calendar year in which a non-employee director serves on a special committee or as lead director or chairperson.

Administration

The Omnibus Plan will be administered by any committee of the Parent Board duly authorized by the Parent Board to administer the Omnibus Plan or, if none, the Parent Board (the “Committee”). The Committee has the authority to, among other things, construe and interpret the Omnibus Plan, grant awards, determine the terms and conditions of awards, modify or adjust the terms and conditions of awards (including the acceleration of vesting of awards), and make all other determinations necessary or advisable for the administration of the plan. Awards under the Omnibus Plan may be made subject to performance conditions and other terms. The Committee may delegate any or all of its powers and duties under the Omnibus Plan to a subcommittee of directors or to any officer of the Company, including the power to perform administrative functions and grant awards, subject to applicable law.

Eligibility

Our employees, consultants and directors, and employees, consultants and directors of our affiliates will be eligible to receive awards under the Omnibus Plan. The Committee will determine who will receive awards, and the terms and conditions associated with such award. As of December 31, 2019, Paya and its subsidiaries had 273 employees and five directors that would have been eligible to participate in the Omnibus Plan and we expect that 250 employees and nine directors will be eligible to participate in the Omnibus Plan after the consummation of the Business Combination.

Term

No awards may be granted on or after the tenth anniversary of the effective date of the Omnibus Plan; provided that awards granted before such tenth anniversary may extend beyond that date. In general, the Parent Board or Committee may amend or terminate the Plan and awards outstanding thereunder at any time, subject to applicable laws and shareholder approval requirements and provided that such amendment or termination does not materially and adversely affect participants’ rights.

Stock Options

Any stock options granted under the Omnibus Plan will be of one of two types: (a) an ISO or (b) a nonstatutory stock option. The Omnibus Plan provides that ISOs may only be granted to our employees. Nonstatutory stock options may be granted to our employees, directors, and consultants. In general, the exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant (or 110% of the fair market value for certain ISOs). Stock options granted under the Omnibus Plan may be exercisable at such times and subject to such terms and conditions as the Committee determines. The maximum term of stock options granted under the Omnibus Plan is ten years (five years in the case of ISOs granted to 10% or more shareholders).

Unless otherwise determined by the Committee and subject to the applicable award agreement, if a participant’s employment or service is terminated (i) as a result of death or disability (as defined in the Omnibus Plan), any then-vested stock options will generally remain exercisable for one year, (ii) without “cause” or by voluntary resignation, any then-vested stock options will remain exercisable for 90 days, or (iii) for “cause” or by voluntary resignation after the occurrence of an event that would be grounds to terminate the participant’s employment or service for “cause”, all stock options (whether vested or unvested) will be automatically terminate and expire as of such termination. In no event may a stock option be exercised beyond the expiration of its term.

The Committee will determine the methods and form of payment for the exercise price of a stock option (including, in the discretion of the Committee, payment in shares of our common stock or other property) and the methods and forms in which our common stock will be delivered to a Participant.

Restricted Stock

The Committee may grant awards consisting of shares of our common stock subject to restrictions on sale and transfer. The price (if any) paid by a participant for a restricted stock award will be determined by the Committee. Unless otherwise determined by the Committee and subject to the applicable award agreement, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited. The Committee may condition the grant or vesting of shares of restricted stock on the achievement of performance conditions and/or any other terms and conditions as determined by the Committee.

Except as otherwise determined by the Committee, a participant will generally have, with respect to his or her restricted shares, all of the rights of a common stockholder of Parent, including the right to receive dividends, the right to vote such restricted shares, and, subject to and conditioned upon the full vesting of restricted shares, the right to tender those shares. The Committee may determine at the time of grant that the payment of dividends will be deferred until, and conditioned upon, the expiration of the applicable restriction periods set forth in the applicable award agreement.

Stock Appreciation Rights

Stock appreciation rights provide for a payment, or payments, in cash or common stock, to the participant based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price of the stock appreciation right. The exercise price must be at least equal to the fair market value of our common stock on the date the stock appreciation right is granted. Stock appreciation rights may be exercised in accordance with the applicable award agreement by giving written notice of exercise to Parent specifying the number of stock appreciation rights to be exercised. Stock appreciation rights may vest based on certain terms and conditions, as determined by the Committee. The maximum term of stock appreciation rights granted under the Omnibus Plan is 10 years.

Unless otherwise determined by the Committee or as set forth in the applicable award agreement, upon a participant’s termination of employment or service, stock appreciation rights will remain exercisable on the same basis as stock options would be exercisable after the participant’s separation from service. See “Stock Options” above for additional details.

Performance Awards

A performance award is an award that becomes payable upon the attainment of specific performance goals. A performance award may become payable in cash or in shares of our common stock.

The Committee will establish the objective performance goals for the earning of performance awards based on a performance period applicable to each participant or class of participants in writing before the beginning of the applicable performance period or at such later date while the outcome of the performance goals is substantially uncertain. Such performance goals may incorporate terms and conditions for disregarding (or adjusting for) changes in accounting methods, corporate transactions, and other similar type events or circumstances. At the expiration of the applicable performance period, the Committee will determine the extent to which the performance goals are achieved and the percentage of each performance award that has been earned.

Upon a participant’s termination of employment or service during the performance period for a performance award, the performance award will vest or be forfeited in accordance with the terms and conditions established by the Committee or set forth in the applicable award agreement.

Unless otherwise determined by the Committee at the time of grant, amounts equal to dividends declared during the performance period with respect to the number of shares of common stock covered by a performance award will not be paid to the participant.

Other Share-Based Awards

The Committee may grant other share-based awards to participants in amounts and on terms and conditions determined by them in their discretion (including shares awarded purely as a bonus and not subject to terms or conditions, shares in payment of the amounts due under an incentive or performance plan, stock equivalent units, restricted stock units (RSUs), and awards valued by reference to book value of shares of common stock). Other share-based awards may be granted either alone or in addition to or in tandem with other awards. Subject to the applicable award agreement and the Omnibus Plan, shares subject to other share-based awards may not be transferred before the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance, or deferral period lapses.

Cash-Based Awards

The Committee may grant other cash-based awards to participants in amounts and on terms and conditions determined by them in their discretion. Cash-based awards may be granted subject to vesting conditions or awarded without being subject to conditions or restrictions.

Additional Provisions

Awards granted under the Omnibus Plan may, in general, not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by the Committee. Unless otherwise restricted by our Committee, awards that are nonstatutory stock options may be exercised during the lifetime of the participant only by the participant. Awards that are ISOs or SARs may be exercised during the lifetime of the participant only by the participant or the participant’s guardian or legal representative.

In the event of a change in control (as defined in the Omnibus Plan), the Committee may, in its discretion, provide for any or all of the following actions: (i) continue, assume or substitute awards with new rights, (ii) provide for the purchase of awards for cash equal to the excess (if any) of the highest price per share of common stock paid in the change in control transaction over the aggregate exercise price of such awards, provided that if the exercise price of a stock option or stock appreciation right exceeds the “Change in Control Price” (as defined in the Omnibus Plan), such award may be cancelled for no consideration, (iii) terminate outstanding and unexercised stock options and stock appreciation rights prior to the change in control (in which case holders of such unvested awards would be given notice and the opportunity to exercise such awards), (iv) terminate any award that is unvested as of the change in control, or (v) make any other determination as to the treatment of awards in connection with a change in control (including providing for the acceleration of any outstanding awards). All awards will be equitably adjusted in the case of the division of stock and similar transactions.

Forfeiture and Clawbacks

All awards, amounts, or benefits received or outstanding under the Plan will be subject to clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action in accordance with any Company clawback or similar policy or any Applicable Law (including Section 10D of the Exchange Act and any applicable rules and regulations promulgated thereunder from time to time by the U.S. Securities and Exchange Commission) related to such actions.

Form S-8

After 60 days following the consummation of the Business Combination, we intend to file with the SEC a registration statement on Form S-8 covering Parent’s common stock issuable under the Omnibus Plan.

[United States Federal Income Tax Consequences

The following summary is based on an analysis of the Code as currently in effect, existing laws, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change (possibly retroactively). Moreover, the following is only a summary of United States federal income tax consequences. No attempt has been made to discuss any potential foreign, state, or local tax consequences. Actual tax consequences to participants may be either more or less favorable than those described below depending on the participants’ particular circumstances.

In addition, nonstatutory stock options and SARs with an exercise price less than the fair market value of shares of our common stock on the date of grant, SARs payable in cash, and certain other awards that may be granted pursuant to the Omnibus Plan could be subject to additional taxes unless they are designed to comply with certain restrictions set forth in Section 409A of the Code and guidance promulgated thereunder.]

The Omnibus Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Code.

Incentive Stock Options

No income will be recognized by a participant for United States federal income tax purposes upon the grant or exercise of an ISO. The basis of shares transferred to a participant upon exercise of an ISO (“ISO Shares”) is the price paid for the shares. If the participant holds the shares for at least one year after the transfer of the shares to the participant and two years after the grant of the stock option, the participant will recognize capital gain or loss upon sale of the shares received upon exercise equal to the difference between the amount realized on the sale and the basis of the stock. Generally, if the shares are not held for that period, the participant will recognize ordinary income upon disposition (a “Disqualifying Disposition”) in an amount equal to the excess of the fair market value of the shares on the date of exercise over the amount paid for the shares, or if less (and if the disposition is a transaction in which loss, if any, will be recognized), the gain on disposition. Any additional gain realized by the participant upon the disposition will be a capital gain. The excess of the fair market value of the ISO Shares over the stock option price for the shares is an item of adjustment for the participant for purposes of the alternative minimum tax. Therefore, although no income is recognized upon exercise of an ISO, a participant may be subject to alternative minimum tax as a result of the exercise. An employer will generally not be entitled to any federal income tax deduction upon the grant or exercise of an ISO, unless a participant makes a Disqualifying Disposition of the ISO Stock. If a participant makes a Disqualifying Disposition, the employer will then, subject to the deduction limitations described below, be entitled to a tax deduction that corresponds as to timing and amount with the compensation income recognized by the participant.

Nonstatutory Stock Options

No income is expected to be recognized by a participant for United States federal income tax purposes upon the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the amount paid for the shares. Income recognized upon the exercise of a nonstatutory option will be considered compensation subject to withholding at the time the income is recognized and, therefore, the participant’s employer must make the necessary arrangements with the participant to ensure that the amount of the tax required to be withheld is available for payment. Nonstatutory stock options are designed to provide the employer with a deduction equal to the amount of ordinary income recognized by the participant at the time of the recognition by the participant, subject to the deduction limitations described below.

Stock Appreciation Rights

No income is expected to be recognized by a participant for United States federal income tax purposes upon the grant of SARs. Generally, the participant will recognize ordinary income subject to withholding upon the receipt of payment pursuant to SARs in an amount equal to the aggregate amount of cash and the fair market value of any property (including common stock) received. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.

Restricted Stock

If the restrictions on an award of shares of restricted stock are of a nature that the shares are both subject to a substantial risk of forfeiture and are not freely transferable (within the meaning of Section 83 of the Code), the participant will not recognize income for United States federal income tax purposes at the time of the award unless the participant affirmatively elects to include the fair market value of the shares of restricted stock on the date of the award, less any amount paid for the shares, in gross income for the year of the award pursuant to Section 83(b) of the Code. In the absence of this election, the participant will be required to include in income for United States federal income tax purposes on the date the shares either become freely transferable or are no longer subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code), the fair market value of the shares of restricted stock on such date, less any amount paid for the shares. The employer will be entitled to a deduction at the time of income recognition to the participant in an amount equal to the amount the participant is required to include in income with respect to the shares, subject to the deduction limitations described below. If a Section 83(b) election is made within 30 days after the date the restricted stock is received, the participant will recognize ordinary income at the time of the receipt of the restricted stock, and the employer will be entitled to a corresponding deduction, equal to the fair market value of the shares at the time, less the amount paid, if any, by the participant for the restricted stock. If a Section 83(b) election is made, no additional income will be recognized by the participant upon the lapse of restrictions on the restricted stock, but, if the restricted stock is subsequently forfeited, the participant may not deduct the income that was recognized pursuant to the Section 83(b) election at the time of the receipt of the restricted stock but may recognize a loss in an amount equal to the excess, if any, of the amount paid for the restricted stock over the amount received upon such forfeiture (which loss will ordinarily be a capital loss).

Dividends paid to a participant holding restricted stock before the expiration of the restriction period will be additional compensation taxable as ordinary income to the participant subject to withholding, unless the participant made an election under Section 83(b). Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the dividends includible in the participant’s income as compensation. If the participant has made a Section 83(b) election, the dividends will be dividend income, rather than additional compensation, to the participant.

If the restrictions on an award of restricted stock are not of a nature that the shares are both subject to a substantial risk of forfeiture and are not freely transferable, within the meaning of Section 83 of the Code, then the participant will recognize ordinary income for United States federal income tax purposes at the time of the transfer of the shares in an amount equal to the fair market value of the shares of restricted stock on the date of the transfer, less any amount paid therefore. The employer will be entitled to a deduction at that time in an amount equal to the amount the participant is required to include in income with respect to the shares, subject to the deduction limitations described below.

Restricted Stock Units

There will be no United States federal income tax consequences to either the participant or the employer upon the grant of restricted stock units. Generally, the participant will recognize ordinary income subject to withholding upon the receipt of cash and/or transfer of shares of common stock in payment of the restricted stock units in an amount equal to the aggregate of the cash received and the fair market value of the common stock so transferred. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.

Generally, a participant will recognize ordinary income subject to withholding upon the payment of any dividend equivalents paid with respect to an award in an amount equal to the cash the participant receives. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.

Limitation on the Employer’s Compensation Deduction

In order for the amounts described above to be deductible by the employer, such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses. In addition, Section 162(m) of the Code limits the deduction certain employers may take for otherwise deductible compensation payable to certain executive officers of the employer to the extent the compensation paid to such an officer for the year exceeds $1 million.

Excess Parachute Payments

Our ability (or the ability of one of our subsidiaries) to obtain a deduction for future payments under the Omnibus Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain excess parachute payments made in connection with a change in control of an employer-corporation.

New Plan Benefits

Grants under the Omnibus Plan will be made at the discretion of the Committee, and therefore, the benefits or number of shares subject to awards that may be granted in the future to our executive officers, employees and directors is not currently determinable. Therefore, a New Plan Benefits Table is not provided.

Securities Authorized for Issuance Under Equity Compensation Plans

As of December 31, 2019, we had no equity compensation plans or outstanding equity awards.

Vote Required for Approval

Assuming that a quorum is present at the special meeting, the affirmative vote of holders of a majority of the total votes cast on this Incentive Plan Proposal is required to approve the Omnibus Plan. Accordingly, neither a stockholder’s failure to vote in person or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

This Incentive Plan Proposal is conditioned upon the approval and completion of the Business Combination Proposal and the charter Proposals. If any of the Business Combination Proposal or the charter Proposals are not approved, this proposal will have no effect even if approved by our stockholders. Because stockholder approval of this Incentive Plan Proposal is a condition to completion of the Business Combination under the Merger Agreement, if this proposal is not approved by our stockholders, the Business Combination will not occur unless we and Holdings waive the applicable closing condition.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR
STOCKHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 4 — THE EXISTING DIRECTOR ELECTION PROPOSAL

Overview

Our board of directors is currently divided into two classes, Class I and Class II, with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a two-year term. At the special meeting, stockholders are being asked to elect three Class II directors to our board of directors, with each Class II director having a term that expires at our annual meeting of stockholders in 2022, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

Our board of directors has nominated each of Mei-Mei Tuan, Pawneet Abramowski and Jan Hopkins Trachtman to serve as Class II directors of FinTech. For more information on the experience of Mses. Tuan, Abramowski and Trachtman, see the section entitled “Information About FinTech — Management — Directors and Executive Officers” of this proxy statement/prospectus.

If the Business Combination Proposal and each of the other proposals contained in this proxy statement/prospectus upon which it is conditioned are approved, each of our existing directors, including the directors elected at the special meeting, will resign from our board of directors upon the closing of the Business Combination and FinTech will become a wholly owned subsidiary of Parent. See the section entitled “Management Following the Business Combination” of this proxy statement/prospectus for more information.

Required Vote

Assuming that a quorum is present at the special meeting, directors are elected by a plurality of the votes cast, in person or by proxy. This means that the three director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Accordingly, neither a stockholder’s failure to vote in person or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

The Existing Director Election Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE THREE DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS AS PART OF THE EXISTING DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 5 — THE CONTROLLED COMPANY DIRECTOR ELECTION PROPOSAL

Overview

If Parent is a controlled company upon the consummation of the Business Combination (because GTCR beneficially owns at least 50% of Parent’s outstanding voting common stock), we intend for Parent’s board of directors to consist of nine directors, with each director having a term that expires as described below until the applicable annual meeting of stockholders, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

Parent’s directors will be divided into three classes designated as Class I, Class II and Class III. At Parent’s 2021 annual meeting of stockholders, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At Parent’s 2022 annual meeting of stockholders, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At Parent’s 2023 annual meeting of stockholders, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Parent’s directors will be divided among the three classes as follows, in each case, until their successors are elected and qualified:

•        [Anna May Trala], [Jim Bonetti] and [Stuart Yarbrough] will be Class I directors serving until the general meeting of stockholders to be held in 2021;

•        [KJ McConnell], [Jeff Hack] and [•] will be Class II directors serving until the general meeting to be held in 2022; and

•        [Aaron Cohen], [Collin Roche] and [Mike Gordon] will be Class III directors serving until the general meeting to be held in 2023.

For more information on the experience of Parent’s director nominees, see the section entitled “Management Following the Business Combination” of this proxy statement/prospectus.

If the Business Combination Proposal and each of the other proposals contained in this proxy statement/prospectus upon which it is conditioned are approved, each of FinTech’s existing directors will resign from FinTech’s board of directors upon the closing of the Business Combination and FinTech will become a wholly owned subsidiary of Parent. See the section entitled “Management Following the Business Combination” of this proxy statement/prospectus for more information.

Required Vote

Assuming that a quorum is present at the special meeting, directors are elected by a plurality of the votes cast, in person or by proxy. This means that the nine director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Accordingly, neither a stockholder’s failure to vote in person or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

The Controlled Company Director Election Proposal is conditioned on the approval and completion of the Business Combination Proposal, the approval of the charter Proposals and GTCR beneficially owning at least 50% of Parent’s outstanding voting common stock upon the consummation of the Business Combination. If any of the Business Combination Proposal or the charter Proposals are not approved, or if GTCR beneficially owns less than 50% of Parent’s voting common stock upon consummation of the Business Combination, this proposal will have no effect even if approved by our stockholders. The Controlled Company Director Election Proposal is a condition to completion of the Business Combination under the Merger Agreement in the event that Parent will be a controlled company. Accordingly, if this proposal is not approved by our stockholders and Parent expects to be a controlled company, the Business Combination will not occur unless we and Holdings waive the applicable closing condition.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE NINE DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS OF PARENT AS PART OF THIS PROPOSAL.

PROPOSAL NO. 6 — THE ALTERNATIVE DIRECTOR ELECTION PROPOSAL

Overview

If Parent is not a controlled company upon the consummation of the Business Combination (because GTCR beneficially owns less than 50% of Parent’s outstanding voting common stock), we intend for Parent’s board of directors to consist of eight directors, with each director having a term that expires as described below until the applicable annual meeting of stockholders, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

Parent’s directors will be divided into three classes designated as Class I, Class II and Class III. At Parent’s 2021 annual meeting of stockholders, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At Parent’s 2022 annual meeting of stockholders, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At Parent’s 2023 annual meeting of stockholders, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Parent’s directors will be divided among the three classes as follows, in each case, until their successors are elected and qualified:

•        [Anna May Trala], and [Stuart Yarbrough] will be Class I directors serving until the general meeting of stockholders to be held in 2021;

•        [KJ McConnell], [Jeff Hack] and [•] will be Class II directors serving until the general meeting to be held in 2022; and

•        [Aaron Cohen], [Collin Roche] and [Mike Gordon] will be Class III directors serving until the general meeting to be held in 2023.

For more information on the experience of Parent’s director nominees, see the section entitled “Management Following the Business Combination” of this proxy statement/prospectus.

If the Business Combination Proposal and each of the other proposals contained in this proxy statement/prospectus upon which it is conditioned are approved, each of FinTech’s existing directors will resign from FinTech’s board of directors upon the closing of the Business Combination and FinTech will become a wholly owned subsidiary of Parent. See the section entitled “Management Following the Business Combination” of this proxy statement/prospectus for more information.

Required Vote

Assuming that a quorum is present at the special meeting, directors are elected by a plurality of the votes cast, in person or by proxy. This means that the eight director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Accordingly, neither a stockholder’s failure to vote in person or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

The Alternative Director Election Proposal is conditioned on the approval and completion of the Business Combination Proposal, the approval of the charter Proposals and on GTCR beneficially owning less than 50% of Parent’s outstanding voting common stock upon the consummation of the Business Combination. If any of the Business Combination Proposal or the charter Proposals are not approved, or if GTCR beneficially owns at least 50% of Parent’s voting common stock upon consummation of the Business Combination, this proposal will have no effect even if approved by our stockholders. The Alternative Director Election Proposal is a condition to completion of the Business Combination under the Merger Agreement in the event that Parent will not be a controlled company. Accordingly, if this proposal is not approved by our stockholders and Parent does not expect to be a controlled company, the Business Combination will not occur unless we and Holdings waive the applicable closing condition.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE EIGHT DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS OF PARENT AS PART OF THIS PROPOSAL.

PROPOSAL NO. 7 — the ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will approve the chairman’s adjournment of the special meeting to a later date to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders in the event, based on the tabulated votes, there are not sufficient votes received at the time of the special meeting to approve the Business Combination Proposal, the charter Proposals, the Incentive Plan Proposal or the Director Election Proposals.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our stockholders, the chairman will not adjourn the special meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the special meeting to approve the Business Combination Proposal, the charter Proposals, the Incentive Plan Proposal or Director Election Proposals.

Required Vote

Assuming that a quorum is present at the special meeting, the affirmative vote of a majority of the total votes cast on the Adjournment Proposal is required to approve the Adjournment Proposal. Accordingly, neither a stockholder’s failure to vote in person or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of the Board

OUR BOARD OF DIRECTORS unanimously RECOMMENDS THAT OUR
StockHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences to holders of our common stock and warrants of (i) electing to redeem for cash their shares of our common stock (See the section entitled “Proposal No. 1 — The Business Combination Proposal — Redemption Rights” for more information) and (ii) the Business Combination. This summary applies only to holders of our common stock and warrants that hold their shares of our common stock and warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is general in nature and does not constitute tax advice. This summary does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder of our common stock and warrants in light of such holder’s circumstances or status, nor does it address tax consequences applicable to holders subject to special rules, such as:

•        dealers in securities or foreign currency;

•        broker-dealers;

•        traders in securities that elect to use a mark-to-market method of accounting;

•        tax-exempt organizations;

•        banks or trusts;

•        mutual funds;

•        life insurance companies, real estate investment trusts and regulated investment companies;

•        holders that actually or constructively own 10% or more of the Company’s voting stock;

•        holders that hold Company common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•        holders that have a functional currency other than the U.S. dollar;

•        holders that received Company common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation;

•        U.S. expatriates;

•        controlled foreign corporations;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to Company common stock being taken into account in an applicable financial statement; or

•        passive foreign investment companies.

This summary is based on the Code, applicable Treasury regulations, and judicial and administrative interpretations thereof, all as in effect as of the date of this proxy statement/prospectus, and all of which may change, possibly with retroactive effect. This summary does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the subjects addressed in this summary. There can be no assurance that the IRS will not take positions inconsistent with the consequences discussed below or that any such positions would not be sustained by a court.

If a partnership (or any entity characterized as a partnership for U.S. federal income tax purposes) holds Company common stock and warrants, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold Company common stock and warrants and persons that are treated as partners of such partnerships should consult their own tax advisors as to the particular U.S. federal income tax consequences to them of an exercise of redemption rights.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF AN EXERCISE OF REDEMPTION RIGHTS AND THE BUSINESS COMBINATION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

Exercise of Redemption Rights

For purposes of this summary, a U.S. Holder means a beneficial owner of Company common stock that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity that is treated as a corporation) created or organized in or under the laws of the United States or any state therein or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) that is subject to the primary supervision of a court within the United States and all substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this summary, a non-U.S. Holder means a beneficial owner of Company common stock that is, for U.S. federal income tax purposes, neither a U.S. Holder nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

U.S. Holders

The U.S. federal income tax consequences to a U.S. Holder that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its Company common stock will depend on whether the redemption qualifies as a sale of Company common stock under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s Company common stock, the holder will generally recognize capital gain or loss equal to the difference, if any, between the amount of cash received and such holder’s tax basis in the Company common stock redeemed. Whether a redemption qualifies for sale treatment will depend on the total amount of Company common stock treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder, as discussed below) relative to all of the Company common stock outstanding both before and after the redemption (including any Company common stock issued in the Business Combination). The redemption of Company common stock will generally be treated as a sale (rather than as a distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in the Company or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

A redemption will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in the Company. Whether a redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in the Company will depend on the holder’s particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction”.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder must take into account not only the Company common stock actually owned by the U.S. Holder, but also Company common stock constructively owned by the U.S. Holder. A U.S. Holder may constructively own, in addition to shares of Company common stock owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include Company common stock which could be acquired pursuant to an exercise of Company warrants by such U.S. Holder.

If a redemption does not qualify as a sale, the U.S. Holder will be treated as receiving a distribution from the Company. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid from the Company’s current or accumulated earnings and profits (as determined under

U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the Company common stock. Any remaining excess will be treated as gain realized from the sale or exchange of the Company common stock.

Non-U.S. Holders

The U.S. federal income tax consequences to a non-U.S. Holder that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its Company common stock generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Company common stock, as described immediately above under “— Exercise of Redemption Rights — U.S. Holders.”

If the redemption qualifies as a sale of such non-U.S. holder’s Company common stock, the holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized unless:

•        the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the non-U.S. Holder), in which case the non-U.S. Holder will generally be subject to the same treatment as a U.S. Holder with respect to the redemption, and a corporate non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty);

•        the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the redemption occurs and certain other conditions are met, in which case the non-U.S. Holder will be subject to a 30% tax on the individual’s net capital gain for the year; or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held the Company common stock, and, in the case where shares of Company common stock are regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of the common stock of the Company at any time within the shorter of the five-year period preceding the disposition or such non-U.S. Holder’s holding period for the shares of Company common stock.

With respect to the third bullet point above (if applicable to a particular non-U.S. Holder), gain recognized by such holder on the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a purchaser of Company common stock from such non-U.S. Holder would be required to withhold U.S. federal income tax at a rate of 15% of the amount realized by such non-U.S. holder. There can be no assurance that Company common stock will be treated as regularly traded on an established securities market. The Company does not believe that it has been or will be a “United States real property holding corporation” for U.S. federal income tax purposes but there can be no assurance in this regard.

If the redemption does not qualify as a sale, the non-U.S. Holder will be treated as receiving a distribution from the Company. Subject to the discussion below under “— Foreign Account Tax Compliance Act,” in general, any distributions we make, to the extent paid from the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, the applicable withholding agent will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the non-U.S. Holder’s adjusted tax basis in the Company common stock (and, subject to the discussion below under “— Foreign Account Tax Compliance Act,” and the third bullet point above under “— Non-U.S. Holders,” to the extent such distribution does not exceed the adjusted tax basis such amount will generally not be subject to withholding) and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or exchange of Company common stock, which will be treated as described above. Dividends paid to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States generally will not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders (subject to an exemption or reduction in such tax as may be provided by an applicable income tax treaty). If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Holders of Company common stock are urged to consult with their own tax advisors regarding the tax consequences of a redemption of all or a portion of their Company common stock pursuant to an exercise of redemption rights.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with the redemption of Company common stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of Company common stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, Company common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. Holders should consult their tax advisors regarding the possible implications of FATCA on their investment in Company common stock.

The Business Combination

The Company and Paya (i) intend that, for U.S. federal income tax purposes, (A) the Merger shall be treated as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and (B) the Contribution and Exchange taken together with the Merger shall be treated as an integrated transaction described in Section 351(a) of the Code with Seller and Blocker Seller receiving taxable “boot” under Section 351(b) comprised of the cash consideration paid to them at closing and payments pursuant to the Tax Receivable Agreement and (ii) have adopted the Merger Agreement as a plan of reorganization for purposes of Section 368 of the Code. No party to the Merger Agreement has taken, or agreed to take, any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

Accordingly, and on the basis of the foregoing, Holders of Company common stock who do not exercise their redemption rights will not recognize any gain or loss for U.S. federal income tax purposes as a result of the exchange of their Company common stock for Parent common stock in the Merger. The holders of Company common stock will receive a tax basis and holding period in their Parent common stock equal to their tax basis and holding period in their Company common stock immediately before the Merger. We did not obtain a ruling from the IRS regarding the U.S. federal income tax consequences of the Business Combination, including this tax consequence, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. If Merger does not qualify as a tax-free reorganization under Section 368 of the Code for U.S. federal income tax purposes, the receipt of shares of Parent common stock in exchange for Company common stock would constitute a taxable exchange for U.S. federal income tax purposes.

The appropriate U.S. federal income tax treatment of our warrants in connection with the Merger is uncertain. The economic terms of our warrants are not otherwise being changed pursuant to the Business Combination, and the terms of the warrants, when originally issued, contemplated the warrants becoming exercisable for shares of another corporation under circumstances similar to the Merger. Accordingly, it is possible that the warrants, which following the Business Combination, will become exercisable for Parent common stock, should not be treated for U.S. federal income tax purposes as having been exchanged for “new” warrants or otherwise transferred or exchanged pursuant to the Business Combination, in which case a holder of our warrants should not recognize gain or loss with respect to such warrants as a result of the Business Combination, and the aggregate adjusted tax basis and holding period of the warrants of a holder immediately after the Business Combination should be equal to the adjusted tax basis and holding period of such holder’s warrants immediately prior to the Business Combination. Alternatively, it is possible that a holder of our warrants could be treated as exchanging such warrants for “new” warrants. If so treated, a holder could be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of our warrants held by it immediately following the Business Combination and the adjusted tax basis of our warrants held by it immediately prior to the Business Combination. As a third alternative, it is also possible that if the deemed transfer of our warrants qualifies as part of a reorganization within the meaning of Section 368 of the Code, a holder of our warrants generally should not recognize any gain or loss on any such deemed transfer of our warrants, and such holder’s basis in the Parent warrants deemed received should be equal to the holder’s basis in our warrants deemed transferred. U.S. holders of our warrants are urged to consult with their tax advisors regarding the treatment of their warrants in connection with the Business Combination.

INFORMATION ABOUT FINTECH

General

We are a blank check company formed in March 2017 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination, with one or more businesses or assets, which we refer to as our initial business combination. Prior to our entering into the Merger Agreement, we sought to capitalize on the significant financial services, financial technology and banking experience and contacts of Daniel G. Cohen, our Chief Executive Officer, Betsy Z. Cohen, our Chairman of the Board, and James J. McEntee, III, our President and Chief Financial Officer, and our board of directors to identify, evaluate and acquire a financial technology business.

On November 20, 2018, we sold 34,500,000 units in our IPO at $10.00 per unit generating gross proceeds of $345,000,000. Each unit consisted of one share of our Class A common stock and one half of a redeemable common stock purchase warrant. Simultaneously with the closing of the IPO, we consummated the sale of 930,000 placement units at a price of $10.00 per unit in the private placement to our Sponsor and Cantor, the underwriter for our IPO, generating gross proceeds of $9,300,000. Our initial stockholders hold an aggregate of 8,857,500 founder shares, all of which were issued in private placements prior to our IPO.

Of the net proceeds of our IPO and the private placement, $345,000,000 was placed in a trust account with Continental Stock Transfer & Trust Company as trustee. The trust proceeds are invested in U.S. government securities with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by us meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by us. Except for a portion of the interest income that may be released to us for the payment of franchise and income taxes, none of the funds held in the trust account will be released until the earlier of (i) the consummation of an initial business combination, (ii) the redemption of any public shares in connection with a stockholder vote to amend our amended and restated certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete a business combination by November 20, 2020; or (iii) the distribution of the trust account, if we are unable to complete a business combination by November 20, 2020 or upon any earlier liquidation of us. The net proceeds deposited into the trust account remain on deposit in the trust account earning interest. As of June 30, 2020, there was $353.5 million held in the trust account and $148,451 held outside the trust account available for working capital purposes.

Effecting Our Initial Business Combination

We are not presently engaged in, and we will not engage in, any operations prior to the Business Combination. We intend to effect the Business Combination using cash held in our trust account, proceeds from the PIPE financing and cash on hand. If any of the funds released from the trust account are not used for payment of the Cash Consideration, to fund the fees and expenses relating to the Merger and the other transactions contemplated by the Merger Agreement, or to fund redemptions of our Class A common stock, they will be used for general corporate purposes of Parent.

Selection of a Target Business and Structuring of our Initial Merger

NASDAQ rules require that our initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the trust account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination. The fair market value of the target or targets will be determined by our board of directors based upon one or more standards generally accepted by the financial community, such as discounted cash flow valuation or value of comparable businesses. If our board is not independently able to determine the fair market value of the target business or businesses, we will obtain an opinion with respect to the satisfaction of such criteria from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority, or FINRA, or an independent accounting firm, and reasonably acceptable to Cantor, as representative of the underwriters.

Redemption Rights for Holders of Public Shares

We are providing our public stockholders with the opportunity to redeem their public shares for cash equal to a pro rata share of the aggregate amount on deposit in the trust account as of two business days prior to the closing of the Business Combination, subject to the limitations described herein. For illustrative purposes, based on funds in the trust account of approximately $353.5 million on June 30, 2020, the estimated per share redemption price would have been approximately $10.25.

Our initial stockholders and Cantor have waived their redemption rights with respect to their founder shares and placement shares in connection with the Business Combination, and our initial stockholders have also waived their redemption rights with respect to any public shares they hold in connection with the Business Combination. All such shares held by our initial stockholders and Cantor will be excluded from the pro rata calculation used to determine the per-share redemption price.

Submission of Our Initial Business Combination to a Stockholder Vote

We are providing our public stockholders with redemption rights upon consummation of the Business Combination. Public stockholders electing to exercise redemption rights will be entitled to receive cash equal to their pro rata share of the aggregate amount on deposit in the trust account as of two business days prior to the closing of the Business Combination, provided that such stockholders follow the specific procedures for redemption set forth in this proxy statement/prospectus under “Special Meeting of FinTech Stockholders — Redemption Rights and Procedures.” Unlike many other blank check companies, our public stockholders are not required to vote against the Business Combination in order to exercise redemption rights. If the Business Combination is not completed, then public stockholders electing to exercise redemption rights will not be entitled to redeem the shares of Class A common stock and will not receive payment for any shares they elected to redeem.

Our initial stockholders have agreed to vote any shares of our common stock owned by them in favor of the Business Combination.

Limitation on Redemption Rights

Notwithstanding the foregoing, our charter provides that a public stockholder, together with its affiliates or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from exercising redemptions with respect to an aggregate of 20% or more of the shares sold in our IPO.

Employees

We currently have no full time employees and do not intend to have any full time employees prior to consummation of the Business Combination. Each of our executive officers and directors is engaged in other business endeavors and is not obligated to contribute any specific number of hours per week to our affairs, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed the Business Combination.

Management

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Title
Betsy Z. Cohen*	78	Chairman of the Board of Directors
Daniel G. Cohen*	51	Chief Executive Officer
James J. McEntee, III	62	President and Chief Financial Officer
Mei-Mei Tuan	53	Director
Pawneet Abramowski	45	Director
Jan Hopkins Trachtman	73	Director
Brittain Ezzes	44	Director
Madelyn Antoncic	67	Director

____________

*        Mr. Cohen is the son of Mrs. Cohen.

Betsy Z. Cohen has served as Chairman of our board of directors since March 2017. Mrs. Cohen served as Chairman of FinTech II’s board of directors from August 2016 until July 2018. She served as a director of FinTech I and its successor, Card Connect Corp., a provider of payment processing solutions to merchants, from November 2013 until May 2017, and previously served as Chairman of the board of directors of FinTech I from July 2014 through July 2016 and as FinTech I’s Chief Executive Officer from July 2014 through August 2014. She served as Chief Executive Officer of Bancorp and its wholly-owned subsidiary, Bancorp Bank, from September 2000 and Chairman of Bancorp Bank from November 2003, and resigned from these positions upon her retirement in December 2014. She served as the Chairman of the Board of Trustees and as a trustee of RAIT Financial Trust, a real estate investment trust, from its founding in August 1997, through her resignation as of December 31, 2010 and served as RAIT’s Chief Executive Officer from 1997 to 2006. Mrs. Cohen served as a director of Hudson United Bancorp (a bank holding company), the successor to JeffBanks, Inc., from December 1999 until July 2000 and as the Chairman of the Jefferson Bank Division of Hudson United Bank (Hudson United Bancorp’s banking subsidiary) from December 1999 through March 2000. Before the merger of JeffBanks, Inc. with Hudson United Bancorp in December 1999, Mrs. Cohen was Chairman and Chief Executive Officer of JeffBanks, Inc. from its inception in 1981 and also served as Chairman and Chief Executive Officer of each of its subsidiaries, Jefferson Bank, which she founded in 1974, and Jefferson Bank New Jersey, which she founded in 1987. From 1985 until 1993, Mrs. Cohen was a director of First Union Corp. of Virginia (a bank holding company) and its predecessor, Dominion Bancshares, Inc. In 1969, Mrs. Cohen co-founded a commercial law firm and served as a senior partner until 1984. Mrs. Cohen also served as a director of Aetna, Inc. (NYSE: AET), an insurance company, from 1994 until May 2018. Our board has determined that Mrs. Cohen’s extensive experience in the financial services industry generally, and the financial technology industry in particular, as well as extensive experience in operating financial services companies in a public company environment, qualifies her to serve as a member of our board of directors.

Daniel G. Cohen has served as our Chief Executive Officer since March 2017. Mr. Cohen served as a director and Chief Executive Officer of FinTech II from May 2015 until July 2018. He previously served as a director of FinTech I from November 2013 until July 2016, as FinTech I’s President and Chief Executive Officer from August 2014 until July 2016, and as FinTech I’s Executive Vice President from July 2014 through August 2014. He has been the Chairman of Bancorp and Chairman of the Executive Committee of Bancorp’s Board of Directors since its inception in 1999. Mr. Cohen is Vice-Chairman of Bancorp Bank’s Board of Directors and Chairman of its Executive Committee. He had previously been Chairman of Bancorp Bank’s Board of Directors from September 2000 to November 2003 and, from July 2000 to September 2000, had been Bancorp Bank’s Chief Executive Officer. Mr. Cohen has served as the Chairman of the Board of Directors and of the Board of Managers of Cohen & Company, LLC, and has, since September 16, 2013, served as the President and Chief Executive of the European Business of Cohen & Company Inc. (NYSE: COHN), a financial services company with approximately $2.67 billion in assets under management as of September 30, 2019, and as President, a director and the Chief Investment Officer of Cohen & Company Inc.’s indirect majority owned subsidiary, Cohen & Company Financial Limited (formerly known as EuroDekania Management Limited), a Financial Conduct Authority regulated investment advisor and broker dealer focusing on the European capital markets. Mr. Cohen served as Vice Chairman of the Board of Directors and of the Board of Managers of Cohen & Company, LLC from September 16, 2013 to February 21, 2018. Mr. Cohen served as the Chief Executive Officer and Chief Investment Officer of Cohen & Company Inc. from December 16, 2009 to September 16, 2013 and as the Chairman of the Board of Directors from October 6, 2006 to September 16, 2013. Mr. Cohen served as the executive Chairman of Cohen & Company Inc. from October 18, 2006 to December 16, 2009. In addition, Mr. Cohen served as the Chairman of the Board of Managers of Cohen & Company, LLC from 2001 to September 16, 2013, as the Chief Investment Officer of Cohen & Company, LLC from October 2008 to September 16, 2013, and as Chief Executive Officer of Cohen & Company, LLC from December 16, 2009 to September 16, 2013. Mr. Cohen served as the Chairman and Chief Executive Officer of J.V.B. Financial Group, LLC (formerly C&Co/PrinceRidge Partners LLC), Cohen & Company Inc.’s indirect broker dealer subsidiary (“JVB”), from July 19, 2012 to September 16, 2013. He previously served as Chief Executive Officer of RAIT from December 2006, when it merged with Taberna Realty Finance Trust, to February 2009, and served as a trustee from the date RAIT acquired Taberna until his resignation from that position in February 2010. Mr. Cohen was Chairman of the Board of Trustees of Taberna Realty Finance Trust from its inception in March 2005 until its December 2006 acquisition by RAIT, and its Chief Executive Officer from March 2005 to December 2006. Mr. Cohen served as a director of Star Asia, a joint venture investing in Asian commercial real estate, from February 2007 to February 2014 and as a director of Muni Funding Company of America, LLC, a company investing in middle-market non-profit organizations, from April 2007 to June 2011. Mr. Cohen is a member of the Academy of the University of Pennsylvania, a member of the Visiting Committees for the Humanities and a member of the Paris

Center of the University of Chicago. Mr. Cohen is also a Trustee of the List College Board of the Jewish Theological Seminary, a member of the board of the Columbia Global Center in Paris, a Trustee of the Paideia Institute and a Trustee of the Arete Foundation.

James J. McEntee, III has served as our President and Chief Financial Officer since March 2017. He also served as President and Chief Financial Officer of FinTech II from May 2015 until July 2018. He served as FinTech I’s Chief Financial Officer and Chief Operating Officer from August 2014 to July 2016. He has served as the Managing Principal of StBWell, LLC, an owner and operator of real estate, since June 2010. Mr. McEntee has been a director of both Bancorp and its wholly-owned subsidiary Bancorp Bank since September 2000 and was a director of T-Rex Group, Inc., a provider of risk analytics software for investors in renewable energy, from November 2014 to January 2018. Mr. McEntee was the Chief Executive Officer of Alesco Financial, Inc. from the date of its incorporation in 2006 until its merger with Cohen & Company in December 2009 and was the Chief Operating Officer of Cohen & Company from March 2003 until December 2009, and was a managing director of COHN and was the Vice-Chairman and Co-Chief Operating Officer of JVB Financial through October 2013. Mr. McEntee was a principal in Harron Capital, L.P., a media and communications venture capital fund, from 1999 to September 2002. From 1990 through 1999, Mr. McEntee was a stockholder at Lamb McErlane, PC, and from 2000 until 2004 was of counsel to Lamb McErlane. Mr. McEntee was previously a director of Pegasus Communications Corporation, a publicly held provider of communications and other services, and of several other private companies. Mr. McEntee has served since 2008 as a director of The Chester Fund, a nonprofit organization, and served as its Chairman from July 2012 to January 2018.

Independent Directors

Mei-Mei Tuan has served as a director since August 2018. She has been a director of both Bancorp and its wholly-owned subsidiary Bancorp Bank since 2013. Ms. Tuan is the co-founder and co-owner, managing partner and Chairman of Notch Partners LLC, a firm providing leadership capital and managed-led buyout strategies exclusively for institutional private equity funds. Ms. Tuan is also a Managing Director of Trewstar LLC, a boutique search firm based in New York specializing in board placements. As an investment banker with Goldman Sachs, BankAmerica and BankAustria, Ms. Tuan led domestic and international transactions in project finance, mergers and acquisitions, real estate, syndications and sale leasebacks. Ms. Tuan’s operating experience includes serving as Chief Financial Officer and Chief Operating Officer at the Sierra Foundation, from 1996 through 1997, and the San Francisco Food Bank, from 1997 through 1998. Ms. Tuan is an active board member of the Clara Maass Medical Center and its Foundation, The Harvard Business School Asian-American Alumnae Association and Montclair Kimberley Academy. In the recent past, she has served on the Boards of Friends of Thirteen (WNET), the Museum of Chinese in America in New York City (Co-Chair), the Wellesley College Alumnae Association, the New Jersey Women’s Forum, the Mid-Manhattan Performing Arts Foundation and the New Jersey Network (NJN). Ms. Tuan is a member of the Committee of 100, an organization that addresses issues concerning Sino-U.S. relations. She holds an M.B.A. from Harvard Business School. Our board has determined that Ms. Tuan’s extensive investment banking experience as well as her prior experience as a Chief Financial Officer and Chief Operating Officer qualifies her to serve as a member of our board of directors.

Pawneet Abramowski has served as a director since August 2018. She is the founder and principal of PARC Solutions LLC, a firm providing advisory services in compliance, financial crimes risk management and strategic analysis for startups, banks and other innovative firms. Ms. Abramowski is also an Academic Director/Adjunct Faculty and Chair of the Executive Committee of the Advisory Board at Case Western Reserve University School of Law’s Financial Integrity Institute since 2017. She served as the Managing Director, Head of Financial Crimes Risk Management and Interim Chief Compliance Officer at Bancorp from 2014 to 2017 and Interim Chief Compliance Officer at Bancorp from 2016 to 2017, building on over 21 years of comprehensive achievements in public and private sector with special focus in Compliance/Risk Management and law enforcement industries. She has key subject matter expertise spanning anti-money laundering (AML), fraud, sanctions, anti-corruption, regulation, and compliance. Prior to joining Bancorp, from 2006 to 2014, Ms. Abramowski held senior level roles at wall street firms in New York City. Before that she spent three years working in the technology sector and over eight years in the public sector in an investigative and intelligence capacity with municipal, state and federal agencies ending with the Federal Bureau of Investigation. She holds an MBA in Management from Adelphi University Robert B. Willumstad School of Business; MA in Government and Politics and BA in Public Administration from St. John’s University. Since 2015 she has also served on the Women’s Board of City Year New York, an education focused nonprofit that partners with public schools in high-poverty communities helping to close gaps in high-need schools by supporting students’ academic and social-emotional development while also providing schools with the additional capacity to enhance school culture and climate. Our board has determined that Ms. Abramowski’s extensive experience in the financial services industry generally, and the financial technology industry in particular, qualifies her to serve as a member of our board of directors.

Jan Hopkins Trachtman has served as a director since November 2018. Ms. Hopkins Trachtman is President of The Jan Hopkins Group, a communications consulting company, which she founded in 2005. Since 2009, Ms. Hopkins Trachtman has served as an independent director of three Franklin Templeton mutual fund boards of directors, including Mutual Shares and Alternative Investment funds, where she also serves on the Nominating, Governance and Compensation Committees. She serves on the Advisory Board of the Knight Bagehot Fellowship at Columbia University School of Journalism and is a former member of the Advisory Board of Houlihan Lokey, an investment bank. Previously, Ms. Hopkins Trachtman was a Managing Director and Head of Global Client Communications at Citigroup Private Bank and is an Emmy and Peabody Award-winning anchor and business correspondent at CNN. Our board believes that Ms. Hopkins Trachtman’s breadth and depth of experience in varied finance, banking and communications roles make her well qualified to serve as a director.

Brittain Ezzes has served as a director since November 2018. Since April 2020, Ms. Ezzes has served as Executive Vice President and Portfolio Manager for Small Cap Value and Mid Cap Value funds at Mutual of America. Previously, Ms. Ezzes served as a Portfolio Manager and Senior Research Analyst at Cramer Rosenthal McGlynn, an equity investment company, where she was responsible for investing portfolios and recommending stocks for a variety of industries. She served as the Co-Portfolio Manager of the CRM Small/Mid Cap Value Strategy from 2014 to April 2020 and as Co-Portfolio Manager of the CRM Mid Cap Value Strategy from 2016 to April 2020. Ms. Ezzes joined Cramer Rosenthal McGlynn in 2010 as an investment analyst. Ms. Ezzes began her career in public equities in 2003 and previously worked at MissionPoint Capital and Iridian Asset Management. From 1999 until 2003 she worked in private equity at SG Capital Partners where she was a member of the investment team focused on leveraged buyouts, leveraged recapitalizations and growth equity investments. She started her career in 1998 as a Business Analyst with Price Waterhouse, LLP. Mrs. Ezzes holds a B.A. in International Relations and Russian Studies from Brown University. Our board has determined that Ms. Ezzes’ extensive experience in the financial services industry qualifies her to serve as a member of our board of directors.

Madelyn Antoncic has served as a director since November 2018. Since December 2019, Ms. Antoncic has served as Managing Partner of Global A.I. Co., a big data company that uses statistical and artificial intelligence models to produce insights, signals and alternative data on sustainability issues. From February 2019 until November 2019, Ms. Antoncic served as the Chief Executive Officer of the Sustainability Accounting Standards Board (SASB), where she oversaw a team charged with developing and maintaining robust, financially material sustainability reporting standards. From October 2015 to October 2017, Ms. Antoncic served as Executive Director and a member of the Operating Committee of Principal Global Investors, a global asset management company. Before that, from July 2011 to July 2015, Ms. Antoncic served as Vice President and Treasurer of the World Bank (WB), where, in addition to her financial responsibilities, she oversaw several technical assistance and capacity building programs working with developing and emerging economies. Ms. Antoncic began her career in 1983 as an Economist at the Federal Reserve Bank of New York, followed by 12 years at Goldman Sachs, holding several leadership roles including more than seven years trading structured mortgage products, two years as a Director at Barclays Capital, and ten years at Lehman Brothers. Ms. Antoncic is on the Board of Overseers of Weill Cornell Medicine and an independent member of the board of Standard & Poor’s Financial Services LLC, a subsidiary of S&P Global, Inc. She is a Member of the Editorial Board of the Journal of Risk Management in Financial Institutions and is a former member of the Board of Directors of the Girl Scout Council of Greater New York. She holds a Ph.D. in economics with a minor in finance from NYU Stern School, was an Alfred P. Sloan Foundation Doctoral Fellow and has taught economics and finance at Stern’s Graduate and Undergraduate Schools. With leadership and management roles for more than 30 years in large, complex, global financial institutions in both the private and public sector, and as a recognized industry leader and expert on sustainability and systemic risk, our board believes that Ms. Antoncic is well qualified to serve as a director.

Director Independence

NASDAQ Listing Rules require that a majority of the board of directors of a company listed on NASDAQ be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have determined that Mses. Abramowski, Tuan, Hopkins Trachtman, Ezzes and Antoncic are independent directors under the NASDAQ rules and Rule 10A-3 of the Exchange Act.

Number and Terms of Office of Officers and Directors

Under our charter, our board of directors is currently divided into two classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a two-year term. The term of office of the Class I directors, consisting of Betsy Z. Cohen, Brittain Ezzes and Madelyn Antoncic, will expire at our annual meeting of stockholders in 2021. The term of office of the Class II directors, consisting of Mei-Mei Tuan, Pawneet Abramowski and Jan Hopkins Trachtman, will expire at our annual meeting of stockholders in 2020.

Board of Directors and Committees

Prior to the consummation of our IPO, our board of directors formed an audit committee and a compensation committee.

During the fiscal year ended December 31, 2019, our board of directors passed [two] actions by unanimous written consent and held [two] meetings, our audit committee held [four] meetings and our compensation committee held [no] meetings. Each of our directors attended at least [75]% of their respective board and committee meetings. We do not have a policy regarding director attendance at annual meetings, but encourage the directors to attend if possible.

Audit Committee

The rules of NASDAQ and Section 10A of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. We have established an audit committee of the board of directors, which consists of Mses. Tuan, Ezzes and Hopkins Trachtman, all of whom meet the independent director standard under NASDAQ’s listing standards and under Rule 10A-3(b)(1) of the Exchange Act. Ms. Tuan serves as Chairman of our audit committee.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•        reviewing and discussing with management and the independent registered public accounting firm our annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Annual Report on Form 10-K;

•        discussing with management and the independent registered public accounting firm significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•        discussing with management major risk assessment and risk management policies;

•        monitoring the independence of the independent registered public accounting firm;

•        verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•        reviewing and approving all related-party transactions;

•        inquiring and discussing with management our compliance with applicable laws and regulations;

•        pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•        appointing or replacing the independent registered public accounting firm;

•        determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•        approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Expert on Audit Committee

The audit committee will at all times be composed exclusively of independent directors who are “financially literate” as defined under NASDAQ’s listing standards. The NASDAQ listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to the NASDAQ Capital Market that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. We have determined that Ms. Tuan satisfies NASDAQ’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Compensation Committee

We have established a compensation committee of the board of directors, which consists of Mses. Tuan and Abramowski, each of whom meets the independent director standard under NASDAQ’s listing standards and under Rule 10A-3(b)(1) of the Exchange Act. Ms. Abramowski serves as Chairman of our compensation committee.

The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving the compensation, if any, of all of our other executive officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement;

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors; and

•        monitoring compliance with the requirements under the Sarbanes-Oxley Act of 2002 relating to loans to directors and officers, and with all other applicable laws affecting employee compensation and benefits.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NASDAQ and the SEC.

Other Board Committees

Our board of directors has not established a nominating and corporate governance committee. Our independent directors address any nominations process, as required by NASDAQ.

Code of Conduct and Ethics

We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws, a copy of which is attached as an exhibit to our latest annual report on Form 10-K filed with the SEC. We will make a printed copy of our code of conduct and ethics available to any stockholder who so requests. Requests for a printed copy may be directed to us as follows: FinTech Acquisition Corp. III, 2929 Arch Street, Suite 1703, Philadelphia, PA, 19104 Attention: James J. McEntee, III.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than ten percent of any publicly traded class of our equity securities, to file reports of ownership and changes in ownership of our equity securities with the SEC. Officers, directors, and greater-than-ten-percent stockholders are required by the SEC’s regulations to furnish us with copies of all Section 16(a) forms that they file.

Based solely upon a review of Forms 3 and Forms 4 furnished to us during the most recent fiscal year, and Forms 5 with respect to its most recent fiscal year, we believe that all such forms required to be filed pursuant to Section 16(a) of the Exchange Act were timely filed by the officers, directors, and security holders required to file the same during the fiscal year ended December 31, 2019.

Executive Compensation

Compensation Discussion and Analysis

None of our executive officers or directors has received any cash compensation for services rendered. No compensation of any kind, including finder’s and consulting fees, will be paid to our Sponsor, executive officers and directors, or any entity with which they are affiliated, for services rendered prior to or in connection with the consummation of the Business Combination other than (i) repayment of loans made to us prior to November 15, 2018 by FinTech Investor Holdings III to cover offering-relating and organization expenses, (ii) repayment of loans that our Sponsor, members of our management team or any of their respective affiliates or other third parties may make or have already made to finance transaction costs in connection with an intended initial business combination (provided that if we do not consummate an initial business combination, we may use working capital held outside the trust account to repay such loaned amounts, but no proceeds from our trust account would be used for such repayment), (iii) payments to our Sponsor or its affiliate of a total of $10,000 per month for office space, utilities, secretarial support and administrative services, and (iv) to reimburse for any out-of-pocket expenses related to identifying, investigation and completing an initial business combination. Our audit committee must approve all payments in excess of $5,000 to be made to any initial stockholder, our Sponsor, our directors and officers or our or their affiliates.

After the consummation of the Business Combination, directors or members of our management team who remain in one of those capacities may be paid director, consulting, management or other fees from Parent. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on Parent’s board of directors. For a discussion of Parent’s executive compensation arrangements after the closing of the Business Combination, please see the section entitled “Management Following the Business Combination.”

We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Independent Auditors’ Fees

The firm of WithumSmith+Brown, PC, which we refer to as Withum, acts as our independent registered public accounting firm for the years ended December 31, 2019 and 2018. The following is a summary of fees paid or to be paid to Withum for services rendered. Withum will not act as the independent registered public accounting firm for Parent after closing of the Business Combination.

Audit Fees

Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Withum in connection with regulatory filings. The aggregate fees billed by Withum for professional services rendered for the audit of our annual financial statements, review of the financial information included in our Forms 10-Q for the respective periods and other required filings with the SEC for the years ended December 31, 2019 and 2018 totaled $52,745 and $78,000, respectively. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees

Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. We did not pay Withum for consultations concerning financial accounting and reporting standards during the years ended December 31, 2019 and 2018.

Tax Fees

We paid Withum $4,120 and $0 for tax compliance for the years ended December 31, 2019 and 2018, respectively.

All Other Fees

We did not pay Withum for other services for the years ended December 31, 2019 and 2018.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee was formed upon the consummation of our IPO. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our Board. Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

Legal Proceedings

To the knowledge of our management, there is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

FINTECH’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

References in this “FinTech Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to the “Company,” “us” or “we” refer to FinTech Acquisition Corp. III.

Overview

We are a blank check company incorporated on March 20, 2017 in Delaware and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more target businesses. We intend to use cash from the proceeds of our IPO and the private placement, our capital stock, debt or a combination of cash, stock and debt to effectuate our initial business combination. We have until November 20, 2020 to consummate our initial business combination. If we do not consummate the Business Combination or another business combination by November 20, 2020, we will distribute the aggregate amount then on deposit in the trust account pro rata to our public shareholders and cease all operations except for the purposes of winding up our affairs.

In March 2020, the COVID-19 outbreak was declared a National Public Health Emergency that continues to spread throughout the world and has adversely impacted global activity and contributed to significant declines and volatility in financial markets. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to us and our ability to successfully complete a business combination.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.

Recent Events

On August 3, 2020 we entered into the Merger Agreement, which provides for our acquisition of Paya pursuant to the Business Combination. See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement” for additional information.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from inception to June 30, 2020 were organizational activities, those necessary to prepare for our IPO, described below, and identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our business combination. We generate non-operating income in the form of interest income on investments held after the IPO. We are incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with completing a business combination.

For the six months ended June 30, 2020, we had net income of $598,395, which consisted of interest income on investments held in the trust account of $1,840,854, offset by operating costs of $776,880, franchise taxes of $100,000 and a provision for income taxes of $365,579.

For the six months ended June 30, 2019, we had net income of $2,376,224, which consisted of interest income on marketable securities held in the trust account of $4,194,265, offset by operating costs of $854,704, franchise taxes of $100,000 and a provision for income taxes of $863,337.

For the year ended December 31, 2019, we had net income of $4,275,919, which consisted of interest income on marketable securities held in the trust account of $7,977,405, offset by operating costs of $1,864,650, franchise taxes of $200,050 and a provision for income taxes of $1,636,786.

For the year ended December 31, 2018, we had net income of $542,962, which consisted of interest income on marketable securities held in the trust account of $940,028, offset by operating costs of $141,801, franchise taxes of $73,239 and a provision for income taxes of $182,026.

Liquidity and Capital Resources

On November 20, 2018, we consummated our IPO of 34,500,000 Units at a price of $10.00 per unit, which included the full exercise by the underwriters of their over-allotment option in the amount of 4,500,000 units at $10.00 per unit, generating gross proceeds of $345,000,000. Simultaneously with the closing of the IPO, we consummated the sale of 930,000 placement units to the Sponsor and Cantor at a price of $10.00 per unit, generating gross proceeds of $9,300,000.

Following the consummation of our IPO and the sale of the placement units, we deposited $345,000,000 of the gross proceeds of our IPO and private placement into the trust account. Funds in the trust account are invested in U.S. government securities with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by us meeting the conditions of Rule 2a-7 under the Investment Company Act of 1940, as amended, or the Investment Company Act, as determined by us. We incurred $21,527,278 in transaction costs related to the IPO, including $6,000,000 of underwriting fees, $14,700,000 of deferred underwriting fees and $827,278 of other costs.

For the six months ended June 30, 2020, cash used in operating activities was $1,024,325, resulting primarily from net income of $598,395 and interest earned on investments held in the trust account of $1,840,854. Changes in operating assets and liabilities provided $218,134 of cash from operating activities.

For the six months ended June 30, 2019, cash used in operating activities was $1,974,518, resulting primarily from net income of $2,376,224 and interest earned on marketable securities held in the trust account of $4,194,265. Changes in operating assets and liabilities used $156,477 of cash from operating activities.

For the year ended December 31, 2019, cash used in operating activities was $3,907,128, resulting primarily from net income of $4,275,919 and interest earned on marketable securities held in the trust account of $7,977,405. Changes in operating assets and liabilities used $205,642 of cash from operating activities.

For the year ended December 31, 2018, cash used in operating activities was $197,324, resulting primarily from net income of $542,962 and interest earned on marketable securities held in the trust account of $940,028. Changes in operating assets and liabilities provided $199,742 of cash from operating activities.

At June 30, 2020, we had cash and investments held in the trust account of $353,478,781. During the six months ended June 30, 2020, we withdrew $221,778 of interest earned on the trust account to pay our franchise tax obligations. We intend to use substantially all of the funds held in the trust account (excluding deferred underwriting commissions and interest to pay taxes) to acquire a target business or businesses and to pay our expenses relating thereto. To the extent that our capital stock is used in whole or in part as consideration to effect our business combination, the remaining proceeds held in the trust account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business or businesses.

At June 30, 2020, we had cash of $148,451 held outside the trust account. We intend to use the funds held outside the trust account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses, review corporate documents and material agreements of prospective target businesses, select the target business to acquire and structure, negotiate and complete a business combination.

On March 6, 2020, we entered into a convertible promissory note with our Chairman of the Board and our Chief Executive Officer (the “Lenders”) pursuant to which the Lenders agreed to loan us up to an aggregate principal amount of $1,500,000 (the “Promissory Note”). The Promissory Note is non-interest bearing and due on the date on which we consummate a business combination. If we do not consummate a business combination, we may use a portion of any funds held outside the trust account to repay the Promissory Note; however, no proceeds from the trust account may be used for such repayment. If such funds are insufficient to repay the Promissory Note, the unpaid amounts would be forgiven. Up to $1,500,000 of the Promissory Note may be converted into warrants at a price of $1.00 per warrant at the option of the Lenders. The warrants would be identical to the placement warrants. As of June 30, 2020, the outstanding balance under the Promissory Note amounted to an aggregate of $500,000.

Liquidity and Going Concern

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, our Sponsor, members of our management team or any of their respective affiliates or other third parties may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we would repay such loaned amounts. In the event that a business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender.

As noted above, on March 6, 2020, we entered into the Promissory Note with the Lenders pursuant to which the Lenders agreed to loan us up to an aggregate principal amount of $1,500,000. As of June 30, 2020, the outstanding balance under the Promissory Note amounted to an aggregate of $500,000.

If our estimate of undertaking in-depth due diligence and negotiating a business combination is less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. Moreover, we may need to obtain additional financing either to consummate our business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our business combination. Following our business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

The mandatory liquidation date raises substantial doubt about our ability to continue as a going concern through November 20, 2020, our scheduled liquidation date.

Off-balance sheet financing arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of our Sponsor a monthly fee of $10,000 for office space, utilities, secretarial support and administrative services provided to us. We began incurring these fees on November 15, 2018 and will continue to incur these fees monthly until the earlier of the completion of the business combination or our liquidation.

We have an agreement to pay the underwriters a deferred fee of $14,700,000, which will become payable to the representative of the underwriters from the amounts held in the trust account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.

In addition, we have arrangements with third party consultants to provide services to us relating to the identification of and negotiation with potential targets, assistance with due diligence, marketing, financial analyses and investor relations. These arrangements provide for aggregate monthly fees of approximately $44,000.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Common stock subject to possible redemption

We account for our common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of our balance sheets.

Net loss per common share

We apply the two-class method in calculating earnings per share. Net income per common share, basic and diluted for Class A redeemable common stock is calculated by dividing the interest income earned on the trust account, net of applicable franchise and income taxes, by the weighted average number of Class A redeemable common stock outstanding for the period. Net loss per common share, basic and diluted for Class A and Class B non-redeemable common stock is calculated by dividing the net income, less income attributable to Class A redeemable common stock, by the weighted average number of Class A and Class B non-redeemable common stock outstanding for the periods.

Recent accounting standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of June 30, 2020, we were not subject to any market or interest rate risk. Following the consummation of our IPO, the net proceeds of the IPO, including amounts in the trust account, have been invested in U.S. government treasury bills, notes or bonds with a maturity of 180 days or less or in certain money market funds that invest solely in U.S. treasuries. Due to the short-term nature of these investments, we believe there is no associated material exposure to interest rate risk.

INFORMATION ABOUT PAYA

Throughout this section, unless otherwise noted “we”, “us” and the “Company” refers to GTCR-Ultra Holdings II, LLC and its consolidated subsidiaries.

Company Overview

We are a leading independent integrated payments and commerce platform providing card, ACH, and Check payment processing solutions via software to middle-market businesses in the United States. Our solutions integrate with our customers’ core business software to enable payments acceptance, reconcile invoice detail, and post payment information to their core accounting systems. In this manner, we enable our customers to collect revenue from their consumer (B2C) and business (B2B) customers with a seamless experience and high-level of security across payment types. Given the focus on B2B and consumer bill payments integrated into software, 85% of our payment card volume is card-not-present and our average customer accepts $450,000 of credit and debit card volume per year. These metrics are both significantly higher than industry average.

We concentrate on strategic vertical markets defined by strong secular growth and low penetration of electronic payments that are non-cyclical in nature such as B2B Goods & Services, Healthcare, Faith-based & Non-profit, Government & Utilities, and Education. Our technology, distribution, and support are tailored to the specific and complex payment needs of customers in these verticals. We have deep expertise of industry-specific considerations and believe this makes us a leading provider of integrated payment solutions in these markets with a sustainable competitive advantage.

In these strategic verticals, Paya utilizes a partner-centric distribution model where we deliver our payment solutions through front-end CRM and back-end accounting independent software vendors (“ISVs”) who sell or refer our integrated payments bundled with their proprietary software solutions to their customers. Our partners choose Paya because of our easy to use and feature rich technology platform, vertical expertise, and commitment to customer service. To our partners, embedding payments in their software increases customer life-time value and generates a new revenue stream through a share of Paya’s payments revenue.

Our payment technology is centered around Paya Connect, a proprietary, API-driven and service-oriented payments platform which integrates with our customers’ front-end CRM and back-end accounting software and acts as a universal gateway which connects to multiple card processors as well as Paya’s proprietary ACH processing platform. Paya Connect also serves as the foundation for modular value-added solutions including digital boarding, flexible funding, e-Invoicing, auto-billing and recurring payments, tokenized and secure transactions, and robust customer and partner reporting, which are differentiators in our key end markets. Further, Paya Connect’s architecture allows us to easily add incremental value-added services into our ecosystem through API integration.

We have built industry-leading scale with a highly diverse customer portfolio. As of June 30, 2020, we served close to 100,000 businesses, representing over $30 billion in card and ACH payment volume for the twelve months ended June 30, 2020. Our customer portfolio is highly diversified with no single customer representing more than 1% of payment volume for the year ended December 31, 2019 or the six months ended June 30, 2020.

We derive most of our revenue from fees paid by our customers which principally include a processing fee that is charged as a percentage of total payment volume. In some cases, including card processing in our government and utilities end-market and in ACH and check processing, fees are charged in the form of a fixed fee per transaction. We also derive a portion of revenue from monthly and annual fees for customers to use the Paya Connect platform and its suite of value-added services. Our revenue is re-occurring in nature because of the consistency of B2B and consumer bill payments, the mission-critical and embedded nature of the solutions we provide, and the high switching costs associated with these solutions given complex levels of integration. We also benefit from a high degree of operating leverage given the combination of our highly scalable payments platform and low customer acquisition costs resulting from our partner-centric model.

Paya’s net revenue increased to $203.4 million for fiscal year ended December 31, 2019 from $185.1 million for fiscal year ended December 31, 2018, representing year-over-year growth of 9.9%. Our adjusted EBITDA increased to $50.3 million for fiscal year ended December 31, 2019 from $42.2 million for fiscal year ended December 31, 2018, representing year-over-year growth of 19.0%. See “Paya’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key performance indicators and non-GAAP Measures — Adjusted EBITDA” for a reconciliation of our non-GAAP measures to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Segments

We have two reportable segments, Integrated Solutions and Payment Services.

Integrated Solutions

Our Integrated Solutions segment represents the delivery of our credit and debit card payment processing solutions to customers via integrations with software partners across our strategic vertical markets. Our Integrated Solutions partners include vertical focused front-end Customer Relationship Management software providers as well as back-end Enterprise Resource Planning and accounting solutions. Integrated Solutions represented 59.4% of revenue for the 6 months ending June 30, 2020.

Payment Services

The Payment Services segment represents the delivery of card payment processing solutions to our customers through resellers, as well as ACH, check, and gift card processing. Card payment processing solutions in this segment do not originate through a software integration but utilize Paya’s core technology infrastructure. ACH, check, and gift card processing may or may not be integrated with third-party software, however, Paya focuses on strategically cross selling these products with new software partners. Payment Services represented 40.6% of revenue for the 6 months ending June 30, 2020.

Industry Overview

The payment processing industry enables businesses to accept and deliver credit, debit, ACH, and other payment processing services. The industry continues to experience growth driven by broader acceptance of electronic payments methods and continued delivery of value-added functionality via payment technology and related solutions.

Payment Processing Value Chain

We provide mission-critical services in what we believe is the most economically advantageous part of the payment processing value chain. We operate the technology behind, and facilitate the experience around, the actual acceptance of the payment transaction. We have direct relationships with both our partners and our end customers, every one of which is contracted with Paya. Shown below is a graphic outlining the steps in a typical payment card or ACH transaction in the Paya ecosystem, along with descriptions of each key step.

Front-end CRM
Back-end Accounting
ERP
Paya Partner
Create Invoice
1
2
Send Invoice
Bill Payor
Business
Enriched Data
3
Card or ACH
(credit, debit, virtual or HSA/FSA)
Paya
Optician
Utility
Manufacturer
Paya Customer
7 (C)
4 (Card)
4 (ACH)
ACH
Payment Processor
7(C)
5 (C)
8 (C)
Sponsor Bank
Payment Processor Account
FBO Paya Merchants
5 (C)
5 (A)
6 (A)
Originating Depository Financial Institution (ODFI) Account FBO Paya Merchants
Card Networks
(VISA, MC, Discover & Amex)
6 (C)
Issuing/Payor Bank
7 (A)
9 (C)
Optician / Utility / Manufacturer Bank Account
Bank Card (C)
ACH (A)
Data
Funds

A typical transaction in one of Paya’s core verticals consists of the following steps:

1.      A payment usually starts with the business creating an invoice for services rendered or goods sold. Businesses can leverage Paya Connect for this feature, but also leverage the capabilities built into their core software.

2.      The business will then send the invoice through their core software to their customer, the payor, which may be either a consumer or another business.

3.      The transaction process begins when the payor (consumer or business) navigates to the invoice sender’s website or payment portal, or leverages Paya’s click-to-pay functionality contained within an invoice email. The payor can choose to pay with a credit or debit card via a card-not-present transaction or with a bank account via an ACH transaction. The actual payment transaction and the experience of submitting the payment takes place on Paya’s gateway. This keeps the software provider (Paya’s partner) and the business accepting the payment (Paya’s customer) out of the scope of PCI DSS compliance and enables Paya to offer other value added services alongside the transaction (e.g. encryption, tokenization, stored payment method recurring & installment payments).

4.      After the payor initiates the payment, Paya routes the transaction information to a back-end payment processor. The processor provides the technology needed for transaction authorization, data transmission, and settlement of funds. In our case, we leverage multiple relationships with back-end processors for card processing and utilize Paya’s proprietary ACH platform for ACH processing.

5.      For credit and debit card transactions, the processor then transmits the data to the issuing/payor bank using card network rails. The card networks, such as MasterCard or Visa, provide the rails to route transactions and data between the key parties in a card transaction: issuing/payor banks, processors, and Paya. Data is transmitted in real-time over sophisticated communication networks which require compliance with various rules and regulations to use. ACH transactions are validated by Paya directly with the issuing bank through our Original Depository Financial Institution partners (ODFIs) and are submitted by the ODFIs into the ACH network for settlement. ACH transactions do not utilize the card network rails for authorization or settlement.

6.      For debit and credit card transactions, the issuing/payor bank then receives the transaction information and is responsible for authorizing the transaction (by checking for sufficient funds and fraud). After authorization, the issuing/payor bank then transfers the funds to the card network. The issuing/payor bank is the financial institution that issued the payor the debit or credit card. For ACH transactions, the issuing/payor bank (the bank that holds the payor’s deposit account) receives the transaction information and is responsible for authorizing the transaction. After authorization, the issuing/payor bank transfers the funds through the ACH network to Paya’s ODFI.

7.      The debit and credit card authorization data is routed back to Paya’s gateway to accept the transaction. This entire process takes milliseconds.

8.      For debit and credit card transactions, the card network then routes the funds to Paya’s sponsor bank. The sponsor bank, in our case BMO Harris, is a member of the card networks and ultimately provides Paya access to the card networks. In the case of ACH transactions (7A in the diagram), Paya’s ODFI funds the business’ bank account without funds flowing through any third-party payment processor.

9.      Finally, for debit and credit card transactions, the sponsor bank routes the funds to the bank account of the card accepting business.

10.    Paya sends enriched transaction data back to the core software to reduce manual data entry, ease the reconciliation process, and provide valuable insights to the business.

This example demonstrates a simplified version of a card-not-present or ACH payment transaction.

Key Trends Impacting Our Market

We specialize in delivering payment processing solutions to middle-market businesses in the United States. The middle-market has historically been reliant on banks and networks of local resellers with installation and service capabilities to provision access to payments. However, as internet access and software penetration increased, local bank partnerships became less relevant, and a new generation of high-tech, integrated payment processors emerged to serve businesses’ needs. Today, integrated-focused payments providers marry their payment acceptance capabilities and solutions with owned or third-party software to deliver differentiated solutions to customers with value-added services such as general ledger post-back capabilities, digital onboarding, and more. Traditional bank processors have had limited success in this area given gaps in technological capabilities and lack of vertical-specific knowledge. Key trends defining the market include the following:

•        Businesses require electronic payment solutions (card-not-present and ACH) that are integrated with electronic invoicing, recordkeeping, and other reporting tools.

•        Software vendors have become critical to payments distribution. Software vendors and payments providers have developed mutually beneficial relationships where software vendors provide unique customer leads to the payments providers and in turn are able to monetize payments.

•        Proliferation of payments and software solutions catering to specific end markets with differentiated features that streamline business operations.

•        Increasing demand for a unified payment processing solution that provides access to both card and ACH capabilities, including combined underwriting, pricing, and reporting.

Our core market opportunity is large and growing faster than the broader payments market. According to an Accenture market study conducted in 2019, the total addressable market in our five strategic vertical markets (B2B goods and services, healthcare, faith-based & non-profit, government & utilities, and education) represents approximately $1 trillion in card payments volume alone and is growing at low double-digits growth rates annually.

Recent Developments — COVID-19

The COVID-19 pandemic and subsequent shelter-in-place and social distancing policies, as well as the broader economic decline, had a material impact on our business in the year-to-date period. Many of our customers experienced a decline in transaction volumes from pre COVID-19 levels. However, given many of our customers leverage our payment technology to accept transactions in a card-not-present environment, their business operations were not impacted dramatically. Further, most of our recurring or contractual transactions are B2B and not tied to consumer discretionary spend and, as such, were not significantly impacted. This was evident by stable or growing volumes in our B2B Goods & Services, Government & Utilities, and Non-Profit verticals. Lastly, we benefited from our lack of concentration in end markets which saw steep declines, such as restaurants, travel, hospitality, and brick-and-mortar retail.

In response to these developments, we took precautionary measures to ensure the safety of our employees, support our customers, and mitigate the impact on our financial position and operations. We seamlessly implemented remote working capabilities for our entire organization with minimal disruption to our operations or key operating performance indicators. We also identified opportunistic expenses reductions which increased operating efficiencies and provided additional profitability in the period.

While our business was impacted by the COVID-19 pandemic, we have demonstrated resilience due to our portfolio of attractive, less-cyclical end markets. The ultimate impact that COVID-19 will have on our consolidated results of operations throughout 2020 remains uncertain. While we have not seen a meaningful degradation in new customer enrollment or an increase in existing customer attrition as a result of COVID-19, it is possible that those business trends change if economic hardship across the country forces business closures. We will continue to evaluate the nature and extent of these potential impacts to our business, consolidated results of operations, and liquidity.

Growth Strategies

Our growth strategy will continue to be driven by diverse organic initiatives and strategic acquisitions to help solve the most complex business challenges facing our customers. The key elements of this strategy include:

•        Continue fundamental execution.    We continue to make investments in our product, sales, and marketing efforts, centered around our proprietary technology-enabled payment solutions, to grow our existing software partner network and customer base. We also expect to increase customer life-time value through ongoing optimization of our customer support, retention management and pricing initiatives. Further, the company should continue to benefit from fixed cost operating leverage generated by our historical investments in a scalable platform.

•        Penetrate existing partners.    A key aspect of our value proposition is our track-record of driving penetration of our payment solutions into the underlying customer bases of our existing software partners. Our success in this area is driven by the ability of Paya and our software partners to sell payment capabilities to their existing customers that are not yet leveraging integrated payments modules. Our partners are often multi-platform software providers and we benefit from expanding our library of integrations with those partners to access additional attractive customer bases. Paya also benefits from the natural growth of its partners who themselves are typically growing franchises within their verticals, and Paya helps accelerate new customer acquisition through co-marketing efforts and payment capabilities.

•        Drive new software partnerships.    The Paya Connect platform, coupled with our deep vertical expertise, positions us well to continue winning new software partners in our core markets. We have also seen great success entering new verticals organically or through acquisition and will continue to identify attractive end markets that could benefit from Paya’s unique payment solutions. We have an extensive pipeline of partnership opportunities that we will continue to convert.

•        Leverage proprietary ACH.    The Paya Connect platform seamlessly integrates card and ACH processing and reporting, a differentiated feature proving to be a winning factor in our strategic vertical markets as customers prefer to offer a payment type agnostic experience. Cross-selling ACH into our existing base of integrated card customers is a large opportunity.

•        Pursue strategic M&A.    We will continue to opportunistically make strategic acquisitions to enhance our scale, expand into new verticals, add product capabilities and embed payments in vertical software. Our success with First Billing Services (“FBS” or “First Billing”) and Stewardship Technology, Inc. (“Stewardship”) and our dedicated M&A team position us for success in this area.

Strategic Vertical Markets

We are a leading provider of integrated payment solutions in attractive vertical markets where we have a sustainable competitive advantage. Our technology solutions are tailored to the specific, complex needs of customers in these verticals, and we have deep expertise of industry-specific considerations. Strategic vertical markets include:

B2B Goods & Services

We have a leading presence in the B2B goods and services end market given our long history as part of Sage and deep expertise in accounting software integrations. We offer integrations into back-end Enterprise Resource Planning (ERP) and accounting solutions, including Sage Intacct, 50, 100, 500 and X3, as well as Acumatica and Intuit Quickbooks. In this vertical, we leverage value-added resellers as distribution, in addition to receiving referrals directly from our software partners. We also integrate with ISVs that focus on sub-verticals such as manufacturing and construction. This end market is characterized by under-penetration of electronic payments and high retention due to the required levels of integration.

Healthcare

Our healthcare portfolio is primarily comprised of ambulatory, chiropractic, and orthodontic practices that we serve through ISV partners. Our differentiated solutions in this end market are HIPPA compliant and include flexible funding and pre-authorization capabilities, acceptance of HSA & FSA cards, and multi-layer location management. While our existing customers focus on these sub-verticals, our core capabilities are broadly applicable to software providers focused on specialty medicine. The healthcare end market is characterized by underlying secular growth and complex payment functionality needs that serve as a barrier to entry for competitors.

Faith-based & Non-profit

Our faith-based and non-profit customers, which utilize our payments technology for donation collection and fundraising, have unique feature requirements including recurring billing, event management, and integrated e-Commerce. In this end market, we utilize both ISV partner and direct distribution models. Our direct distribution model was acquired as part of our acquisition of Stewardship, which delivers payment processing solutions via a proprietary donation management software platform. The Non-profit market is characterized by late adoption of electronic payments, with adoption accelerating in recent years due to advances in payment technology.

Government & Utilities

Like the faith-based and non-profit vertical, our government and utilities portfolio consists of both ISV partner and direct distribution models. Our direct distribution model was developed through our acquisition of First Billing Services, which provides e-billing and payment portal software. Since acquisition, we have also found success selling First Billing’s software through partnerships in this vertical. Electronic payment methods in this end market are significantly underpenetrated, providing attractive underlying customer growth and high retention, while also benefiting from low cyclicality given the nature of these services. New competitor entry into this vertical is challenging given the importance of track-record and reference clients servicing government and municipal entities effectively.

Education

The education vertical represents a high growth area for us, with increasingly strong relationships with education-specific ISVs that deliver tuition collection tools, cafeteria and school store management software, and other administrative solutions. Education is generally non-cyclical and benefits from attractive levels of electronic payment adoption and the need for flexible settlement solutions.

Partner-centric Distribution

Paya’s overall strategy is built with our partner-centric distribution model in mind, including our technology roadmap, customer service capabilities, and sales focus. This results in an attractive integrated experience of software and payments for the customers of our partners. Our approach allows us to flexibly and scalably address multiple attractive verticals at once and invest in technology rather than a “feet on the street” direct salesforce.

To understand our strategy requires a better understanding of our partners. We serve independent software vendors ranging from front-end CRM applications to back-end accounting solutions. These partners are typically differentiated in their vertical markets and serve a sophisticated, middle-market business customer, who in turn uses the software to sell their goods and services to other businesses (B2B) or consumers (B2C). Paya’s core function is allowing these businesses to accept payments from their customers in a way that improves customer experience and automates the invoice to payment reconciliation.

The first pillar of our sales strategy is to sign new partnerships in our core markets. Our go-to-market organization utilizes a solutions-oriented approach that focuses on understanding our software partners’ payments needs and helping them craft solutions that differentiate themselves in a specific marketplace. We believe that successfully embedding payments in our partners software greatly enhances their customer retention and provides them a substantial new revenue stream in excess of the typical monthly subscription.

In addition to signing new partnerships, we also focus on increasing the penetration of our offerings among the installed base of our existing partners. We do this effectively by selling our Paya Connect functionality to an installed base that may not be fully utilizing integrated payment capabilities.

We go-to-market via two primary partner channels: ISVs and value-added resellers. While we have existing ISO partners that focus primarily on reselling payments, technological advances have driven growth of the ISV and VAR channels, which are in turn displacing the ISO channel and growing far more rapidly.

Integrated Software Vendors.    Our ISV partners strive for business growth, relying on our comprehensive, secure payments solutions to support their vertical-specific needs. We work with these software companies to provide a future-proof payments platform to their client base, constantly innovating to provide new payment functionality and maintaining compliance with evolving industry standards and regulations. Integrating their business management software seamlessly into our platform creates higher lifetime customer value and provides a more complete end-to-end experience.

Our integrations ensure seamless delivery of our full suite of payment processing capabilities to our customers. These integrations are also a critical part of our marketing strategy, as we work with partners to actively promote our preferred relationship and the advantages of an integrated payment solution to their existing base of customers.

Finally, these ISVs typically focus on a specific vertical or sub-vertical market and chose Paya because the payment functionality and support we offer is tailored to the specific needs of their given vertical.

Value-Added Resellers.    We work with value-added resellers that bundle our suite of features and services with an existing software product and resell the package as an integrated or complete turn-key solution. This is a key channel for our B2B vertical given the prevalence of the value-added reseller distribution model among ERP/accounting software providers.

Direct Sales.    Although our sales force is primarily focused on winning channel partners, the acquisitions of First Billing Services and Stewardship have provided us with a direct sales force that brings our proprietary software solutions with embedded payments directly to customers in the government & utilities and faith-based & non-profit end markets.

Independent Sales Organizations.    We partner with ISOs in our Payment Services segment that have their own distribution capabilities and technologies. We provide them with the products and tools necessary to acquire new customers and grow their adoption of electronic payments. In addition to payment functionality, we deliver valuable back office support, training, and the tools necessary for independent sales organizations to manage their business.

ACH Sales.    For our ACH product, we deploy a go-to-market model leveraging ISOs and third-party resellers combined with cross-selling to our integrated partnerships to expand distribution of our capabilities. These efforts are represented in our Payment Services segment.

Products, Solutions and Technology

We provide a robust suite of proprietary technology solutions tailored to address the evolving needs of our sophisticated partners and customers. Our offerings are developed with vertical specific needs in-mind and are designed to support the end-to-end payments requirements of tech-savvy, middle market businesses. Our solutions are highly scalable, built for exceptional up-time, sustain high transaction volume, and offer an omni-channel, payment method agnostic experience.

Organization

We have significantly invested in our IT and product teams and capabilities. Our product management team employs a customer-centric approach. This team maintains a close connection with the sales force, a strong understanding of customer feature requirement needs in the pipeline, and a continuous assessment of market trends. The team of product management professionals is supported by an agile IT development organization and robust on-shore and off-shore development support focused on building payments applications into integrated solutions. Our technology infrastructure team is focused on maintaining the integrity and security of client data and ensuring the best-in-class cyber security technology is deployed.

Paya Connect

In October 2018, we launched Paya Connect, a fully integrated payment platform that allows software developers to quickly create flexible, secure, and cost-efficient payment and commerce solutions tailored to businesses, health care providers, utilities, schools, non-profits and other entities with complex payment needs. Paya Connect’s ability to securely handle a range of payment methods from a variety of access points makes it ideal for meeting the evolving demands of sophisticated, multi-channel businesses. Paya Connect features a suite of APIs, code libraries, a sandbox, and testing environments to help partners create, test, and deploy payment and commerce solutions in a quick and autonomous fashion. Paya Connect also ensures that software partners can easily consume new features and services while keeping them fully compliant with industry regulations by leveraging a service-oriented architecture.

Business or Consumer
Invoice
Transaction
(Paya charges bps on volume)
Business
Funds
Enriched Data
Card & ACH Processors
paya
globalpayments
fiserv.
worldpay from FIS
paya Connect
Partner & Customer Services
Cloud-Based Support and Service
Flexible Merchant Pricing
Partner Co-Marketing Engine
Data-Rich Portal
Payment Acceptance
Hosted Pay Pages
Virtual Terminal
Client-Driven
Click-to-Pay
IVR
Cloud EMV Terminal
Payment Methods
Credit & Debit Card
ACH
Check
Value-Added Solutions
Vertical Capabilities
PCI Compliance, Encryption, Tokenization
Comprehensive API Library
Partner Core Business Software
Extensive Library of Front-End CRM & Back-End Accounting Integrations
Transaction Instruction
Card Brands
VISA
mastercard.
AMERICAN EXPRESS
DISCOVER
Bank Sponsors
BMO
Fifth Third Bank
WELLS FARGO
Deep Feature Rich Integration
Paya Connect is embedded in software user interface enabling seamless, secure, & reliable payment collection & reconciliation

Paya Connect offers the following features:

•        Developer tools and integration support:    Robust developer portal with a full suite of documentation, sandbox environments, and end-to-end testing capabilities.

•        Customizable boarding experiences:    Tailored customer acquisition through digital experiences that provide a streamlined merchant processing application and increase speed to revenue.

•        Pricing Flexibility:    Multiple customer pricing options for partners to choose from, including simplified swipe/non-swipe, interchange, and tiered structures.

•        Omni-channel payment capabilities:    Ability to accept credit and debit cards, ACH or electronic funds transfer (EFT) transactions, electronic benefit transfer (EBT), and flexible spending account (FSA) transactions in both card/check present and non-present use cases.

•        Scheduled, Recurring, and installment payment capabilities:    Support forany payment cycle, skip or defer payments based on use cases defined by customers leveraging card-on-file encryption and vaulting.

•        Cloud EMV integration at the point of sale:    Directly integrated terminals with no extra software or connections required at the point of sale. This streamlines the customer experience by enabling a true omni-channel commerce offering.

•        Secure vaulting and updating:    Secure storage and tokenization of all cardholder information to enable our customers to run recurring payments. In addition, our technology automatically updates expired credit and debit cards via the Account Updater (as defined below) feature for increased approvals. The Account Updater feature provides a direct connection with card networks (Visa and MasterCard) to allow for a continuous link between cardholder and the stored payment method if a card is lost, stolen, or expired.

•        Support for Level 2 and Level 3 payment processing:    Data integration to enhance authorization and lower the cost of interchange for certain types of B2B transactions.

•        Quick invoicing:    e-Invoicing with click-to-pay functionality, helping businesses get paid faster. It also sends payment reminders and posts back to the partner’s software.

•        Reporting to support complex organizational hierarchies:    Flexible reporting for organizations large and small with complex data needs.

•        Secure processing environment:    Secure processing environment, allowing compliance with requirements such as PCI, PCIe, NIST and HIPAA.

Operations

Paya’s Operations division is focused on delivering commercially differentiated customer and partner support to the integrated payments ecosystem. We achieve this goal by deploying a comprehensive set of user engagement tools to facilitate continued service excellence. These include a cloud-based telephony infrastructure and CRM system with a robust ticketing module, case management, chat bots, a customer accessible knowledgebase, and targeted call routing for premium service. The operations team represents a significant competitive advantage in core markets due to (1) large acquirers lacking deep technical knowledge and implementation efforts tailored for the middle market and (2) software providers lacking payments expertise and scale to deliver the dedicated customer support that we offer.

Business Operations

•        Advanced Client Solutions — Technical personnel with advanced payment knowledge and deep-rooted expertise in Paya integrations and solutions help partners and customers identify the right solutions during the sales process and throughout the lifetime of the relationship as they add new products and functionality.

•        Implementation — White-glove onboarding for integration partners and large ERP end customers when needed; ensuring rapid activation for all new partners and customers to maximize the revenue opportunity for all parties.

•        Partner Support and Premier Accounts — Dedicated team provides personalized service to top 40 partners and 400+ premier customers.

•        Card and ACH Customer Care — Experienced front-line end-customer support teams that provide phone, ticket, chat and email support to customers for all payments related questions, including integrated solutions, ACH Services and Card Processing.

•        Government & Utilities Operations — Vertical specific implementation, relationship management, and customer support resources focused on serving municipal clients and government focused software partners.

Technology Operations

•        Product Development — Our product development function manages the deployment and expansion of our payments product suite, primarily consisting of Paya Connect. Our developers work closely with our product managers to ensure they are actively addressing client demands and understanding trends in specific customer needs.

•        Technology Infrastructure — Our technology infrastructure function ensures that systems are reliable, secure and fully operational while meeting industry and PCI-DSS security standards.

Security, Disaster Recovery and Back-up Systems

Paya has a robust technology security framework to manage and protect the large amount of information we store relating to customer transaction history and payment card information. We encrypt card information and customer data that are stored in our databases and continue to deploy the strongest commercially available encryption methods. We have relationships with several third-party security technology vendors to disrupt threats including email threat protection (anti-phishing), endpoint security (anti-virus), network next-gen security, and firewalls. Beyond that, we have an external Security Operations Center which monitors activity during the 40-hour workweek and vendor relationships which bring coverage to 24 hours a day, 7 days a week. This team is responsible for detecting intrusions, data leakage, malware, and other events that could jeopardize data integrity, availability, and confidentiality. Upon detection, they move to protect against and contain the risk. We also leverage vendors for internal and external penetration testing, and for forensic incident response. Our security processes and procedures have been evaluated and validated by several third-party compliance tests:

•        Payment Card Industry Data Security Standard (“PCI-DSS”)

•        Payment Application Data Security Standard (“PA-DSS”)

•        Health Insurance Portability and Accountability Act (“HIPAA”)

•        System and Organization Controls Report (“SOC 1”)

•        Electronic Remittance Advice (“ERA”)

•        National Automated Clearing House Association (“NACHA”)

•        NIST Cybersecurity Framework

•        Protiviti cyber assessment

In the summer of 2019, Paya completed a total platform modernization and infrastructure refresh. This included the relocation and upgrade of our physical infrastructure to a Tier 1 hardened location. In doing so, we significantly improved the performance of our platforms, raised our availability numbers, more efficiently satisfied current compliance mandates, and reduced our licensing profile. Within this new operating construct, we now have multiple levels of redundancy covering network, servers, storage, and applications via virtualization. We also modernized the network infrastructure of all our office locations and installed multiple redundant network paths. Our infrastructure roadmap includes further expansion into off premise Cloud infrastructure, leveraging AWS and continuous dual location processing, removing the occurrence of service interruptions during scheduled maintenance periods. This will also dramatically reduce physical site risk.

Third Party Processors and Sponsor Banks

In the course of facilitating credit and debit card processing services, we rely on third parties to provide authorization, settlement and funding services in connection with our customers’ transactions. These institutions include third-party processors (such as Global Payments, FIS and Fiserv) and sponsor banks, who facilitate our access to the payment networks, such as Visa, MasterCard, and Discover. The processors and sponsor banks in turn have agreements with the payment networks, which permit them to route transaction information through their networks in exchange for fees.

For much of our credit and debit card payment volume, we engage Global Payments. Global Payments handles approximately two-thirds of our payment volume, providing authorization and settlement services to Paya, which include communicating with the credit card networks and providing funding instructions to the sponsor bank to facilitate the cash clearing process. Once a business accepts a payment transaction, Global Payments records the sale amount, type of transaction, location at which the transaction was processed, and other relevant information. We have built an entire value-added ecosystem around the transaction and control these aspects internally.

Our original processing agreement with Global Payments (the “Global Payments Agreement”) was entered into in April 2012. We entered into a new agreement in July 2018, which is in effect through July 2021 and automatically renews for successive one-year terms unless either party provides written notice of non-renewal to the other party.

BMO Harris is our sponsor bank for debit and credit card transactions. BMO Harris provides cash collection, and funding services for our card processing customers. Additionally, we adhere to the underwriting guidelines provided by our sponsor bank. Because we are not a “member bank” as defined by Visa and MasterCard, in order to process and settle these bankcard transactions for our customers, we have entered into sponsorship agreements with member banks. Visa and MasterCard rules restrict us from performing funds settlement or accessing customer settlement funds.

The sponsorship agreement with BMO Harris is for a three-year term expiring in November 2022 and will automatically renew for successive one-year periods unless either party provides six months written notice of non-renewal to the other party. Our sponsorship agreement enables us to route Visa and MasterCard bankcard transactions under the member bank’s control and under the member bank’s identification numbers to clear credit and signature debit bankcard transactions through Visa and MasterCard.

Our sponsorship agreements with the member banks require, among other things, that we abide by the bylaws and regulations of the Visa and MasterCard networks. If we were to breach these sponsorship agreements, the sponsor banks can terminate the agreement and, under the terms of the agreement, we would have 180 days to identify an alternative sponsor bank. As of June 30, 2020, we have not been notified of any such issues by our sponsor banks, Visa or MasterCard.

In addition to bankcard processing, we process EFT transactions through the ACH network. We process ACH transactions, which require requesting customer-processed funds from the bank each day, receiving the funds, and then repaying those funds to the customer. We perform this service using the Enterprise ACH system (“eACH”) and the eMagnus system, our proprietary database and transaction processing system. eMagnus automatically calculates splits with our customers and determines the pay-out schedule. Owning the ACH processing engine represents a key differentiator for us as we control the end-to-end user experience and provide a payment-method agnostic experience to our partners. We have longstanding relationships with multiple ODFIs, including Wells Fargo and Fifth Third Bank. ODFIs interface between the Federal Reserve and ACH processors to facilitate payment flows.

Customer and Transaction Risk Management

We maintain a complete underwriting and risk monitoring management infrastructure with a dedicated team of underwriters, credit analysts, and risk and compliance management leads. Given that our core end markets are primarily focused on B2B and less focused on C2B and retail e-Commerce, we experience low levels of fraud and chargeback risk. Card brand networks generally allow chargebacks up to four months after the later of the date the transaction is processed or the delivery of the product or service to the cardholder. If the business incurring the chargeback is unable to fund the refund to the card issuing bank, we are required to do so. For the six months ended June 30, 2020, Bad Debt Expense of $0.9 million represented 0.89% of revenue, which is very low compared to the broader payments industry.

Despite the low risk profile, we believe our security and risk offerings are differentiators in the marketplace. We utilize a comprehensive risk framework profile, which is essential in delivering low loss rates while maximizing approval rates and customer satisfaction. As such, our underwriting criteria is tailored towards our end markets and related business models. For example, we deploy vertical-specific monitoring relating to large ticket sizes and monthly patterns of utility and non-profit businesses.

Customer Underwriting

Our credit underwriting criteria consists of evaluating the nature of the business, end market, volume history, length of time between payment and delivery of goods or services, pricing, proposed transaction levels, and overall financial condition of the applicant. We may require cash or non-cash collateral as a condition for processing approval. These processes are documented and used for ongoing monitoring as the customer begins processing. Based on experience level, our underwriting staff is given various levels of autonomy to adjust transaction or volume thresholds, establish funding delays, establish daily discount funding and call-or-return collateral. These levels are originally set, reviewed, and signed off on by management. Our sponsor banks evaluate our customer underwriting policies and procedures to ensure compliance with card brand rules and regulations.

Risk Management/Transaction Monitoring

We take a sophisticated approach to risk management that involves intra-day reporting and monitoring of customer-level transaction activity to evaluate potential for credit and fraud risk. The risk management team reviews all unusual activity, which may include ticket size, rolling volume levels, refund and chargeback levels as well as authorization history. Risk management tools and reporting are reviewed daily to suspend unusual processing activity if sufficient abnormalities are observed. Accounts with suspended funds are investigated daily and the risk management team decides if any transactions should be held for further review. This allows us to minimize credit and fraud risk by providing time to formally review the processing with our customer, the cardholders and the issuing banks.

Investigation and Loss Prevention

If a customer exceeds the thresholds established by our underwriting process, or if ongoing risk management processes identify suspicious activity or a potential breach of card brand rules and regulations or the terms of our merchant agreement, we utilize a robust documentation and review process. The review will include the actions taken to reduce our exposure to loss and the exposure of our customer, which can start with requesting additional information and can be escalated to withholding or diverting funds, verifying delivery of merchandise or even deactivating the merchant account. The financial condition of the business may also be considered during these investigations.

Collateral

As a condition for processing approval, we may require some customers to post collateral including certificates of deposits, letters of credit, cash, upfront or rolling reserves. This collateral is held in order to offset potential credit losses or risk liability that we may incur during the life of the relationship.

Acquisitions

We seek to identify and acquire business that provide vertical-specific payment processing solutions and/or payment-focused software applications to high growth, non-cyclical end markets that are early in the adoption curve of electronic payments. We look for companies that enhance our scale and distribution and provide access to unique or differentiated technology that further enhances our value proposition to customers and software providers. Our disciplined approach to M&A includes identifying these attractive end markets, efficiently evaluating opportunities, executing high-quality acquisitions, and effectively integrating these businesses into Paya from a technology, back-office, and cultural perspective. We have acquired two companies in our recent history, Stewardship and First Billing Services, which met the above criteria in the faith-based and non-profit and government and utilities end markets. Both acquisitions are integrated to our centralized technology and services and benefit from the broader company support, including continued investment in the go-to-market strategy.

First Billing Acquisition

In January 2019, we acquired First Billing Services, for a purchase price of $57.0 million in total consideration including $51.8 million in cash. FBS offers an omni-channel payment and electronic bill presentment suite with a compelling value proposition to municipalities by streamlining customer collections and increasing adoption of electronic payments and customer engagement. The transaction accelerated our expansion into the highly attractive government and utilities end market.

Stewardship Acquisition

In November 2018, we acquired Stewardship, a provider of digital payment solutions to faith-based and non-profit organizations, for a purchase price of $9.8 million in total consideration including $5.8 million in cash. The acquisition enhanced our organic growth profile, technology capabilities, and brand presence in the attractive non-profit end-market.

Competition

We compete with a variety of merchant acquirers that have different business models, go-to-market strategies and technical capabilities. Many merchant acquirers provide integrated payments solutions and/or related hardware to customers within our existing verticals. Our competition comes from a combination of niche players and horizontal acquirers which differ by individual vertical, including, EVO Payments, REPAY, i3 Verticals, Stripe, and the acquiring arms of FIS, FISERV and Global Payments.

We believe the most significant competitive factors in the markets in which we compete are the following: (1) product offering, including depth of integration capabilities and ability to deliver differentiated value-added solutions; (2) customer service, including integration, transaction, and technology support for payors, customers, and software integration partners; (3) processing and technology reliability, and (4) transaction economics, including fees charged to customers and commission payouts to software integration partners.

Our competitors also include banks, credit card providers, technology and ecommerce companies.

Government Regulation and Payment Network Rules

We operate in an increasingly complex legal and regulatory environment. Our business and the products and services that we offer are subject to a variety of federal, state and local laws and regulations, and the rules and standards of the payment networks that we utilize to provide our electronic payment services, as more fully described below.

Dodd-Frank Act

The Dodd-Frank Act and the related rules and regulations have resulted in significant changes to the regulation of the financial services industry. Changes impacting the electronic payment industry include providing merchants with the ability to set minimum dollar amounts for the acceptance of credit cards and to offer discounts or incentives to entice consumers to pay with cash, checks, debit cards or credit cards, as the merchant prefers. New rules also contain certain prohibitions on payment network exclusivity and merchant routing restrictions of debit card transactions. Additionally, the Durbin Amendment to the Dodd-Frank Act provides that the interchange fees that certain issuers charge merchants for debit transactions will be regulated by the Federal Reserve and must be “reasonable and proportional” to the cost incurred by the issuer in authorizing, clearing and settling the transactions. Rules released by the Federal Reserve in July 2011 to implement the Durbin Amendment mandate a cap on debit transaction interchange fees for issuers with assets of $10 billion or greater.

The Dodd-Frank Act also created the Consumer Financial Protection Bureau (the “CFPB”), which has assumed responsibility for most federal consumer protection laws, and the Financial Stability Oversight Council, which has the authority to determine whether any non-bank financial company, such as us, should be supervised by the Board of Governors of the Federal Reserve System because it is systemically important to the U.S. financial system. Any new rules or regulations implemented by the CFPB or the Financial Stability Oversight Council or in connection with the Dodd-Frank Act that are applicable to us, or any changes that are adverse to us resulting from litigation brought by third parties challenging such rules and regulations, could increase our cost of doing business or limit permissible activities.

Privacy and Information Security Regulations

We provide services that may be subject to privacy laws and regulations of a variety of jurisdictions. Relevant federal privacy laws include the Gramm-Leach-Bliley Act of 1999, which applies directly to a broad range of financial institutions and indirectly, or in some instances directly, to companies that provide services to financial institutions. These laws and regulations restrict the collection, processing, storage, use and disclosure of personal information, require notice to individuals of privacy practices and provide individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These laws also impose requirements for safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. Our business may also be subject to the Fair Credit Reporting Act and the Fair and Accurate Credit Transactions Act of 2003, which regulate the use and reporting of consumer credit information and also impose disclosure requirements on entities who take adverse action based on information obtained from credit reporting agencies. In addition, there are state laws restricting the ability to collect and utilize certain types of personal information such as Social Security and driver’s license numbers and imposing secure disposal requirements for personal data. Certain state laws mandate businesses to implement reasonable data security measures. Massachusetts requires any business that processes the personal information of a Massachusetts resident to adopt and implement a written information security program. States are increasingly legislating data protection requirements for a broader list of personal data, such as biometric data, and are strengthening protections for students’ personal information. All fifty states, Puerto Rico, and the U.S. Virgin Islands have now enacted data breach notification laws requiring businesses that experience a security breach of their computer databases that contain personal information to notify affected individuals, consumer reporting agencies and governmental agencies that possess data. In June 2018, the State of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which went into effect on January 1, 2020. The CCPA will require companies that process personal information of California residents to make new disclosures to consumers about their data collection, use and sharing practices, will grant consumers specific access rights to their data, will allow consumers to opt out of certain data sharing with or sales to third parties and will create a new cause of action for data breaches. The CCPA has broadly defined personal information to include any information that is linked or reasonably linkable to a consumer. Each privacy law and regulation that applies to us could increase our cost of doing business or limit permissible activities.

Anti-Money Laundering and Counter-Terrorism Regulation

Our business is subject to U.S. federal anti-money laundering laws and regulations, including the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001, which we refer to collectively as the “BSA.” The BSA, among other things, requires money services businesses to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity and maintain transaction records. We are also subject to certain economic and trade sanctions programs that are administered by the Office of Foreign Assets Control (“OFAC”) that prohibit or restrict transactions to or from (or transactions dealing with) specified countries, their governments and, in certain circumstances, their nationals, such as those who might be narcotics traffickers and terrorists or terrorist organizations. Similar anti-money laundering, counter terrorist financing and proceeds of crime laws apply to movements of currency and payments through electronic transactions and to dealings with persons specified on lists maintained by organizations similar to OFAC in several other countries and which may impose specific data retention obligations or prohibitions on intermediaries in the payment process. We have developed and continue to enhance compliance programs and policies to monitor and address related legal and regulatory requirements and developments.

Unfair or Deceptive Acts or Practices

We and many of our clients are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices. In addition, laws prohibiting these activities and other laws, rules and or regulations, including the Telemarketing Sales Act, may directly impact the activities of certain of our clients, and in some cases may subject us, as the client’s payment processor or provider of certain services, to investigations, fees, fines and disgorgement of funds if we are deemed to have aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of the client through our services. Various federal and state regulatory enforcement agencies, including the Federal Trade Commission and the states attorneys general, have authority to take action against non-banks that engage in unfair or deceptive acts or practices or violate other laws, rules and regulations and to the extent we are processing payments or providing services for a client that may be in violation of laws, rules and regulations, we may be subject to enforcement actions and as a result may incur losses and liabilities that may impact our business.

In addition, the CFPB has recently attempted to extend certain provisions of the Dodd-Frank Act that prevent the employment of unfair, deceptive or abusive acts or practices (“UDAAP”) to payment processors. Though there is still litigation involving whether payment processing companies are subject to these requirements (and the extent of their application), these requirements may apply or be applicable in the future. UDAAPs could involve omissions or misrepresentations of important information to consumers or practices that take advantage of vulnerable consumers, such as elderly or low-income consumers.

Payment Network Rules and Standards

Payment networks establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including the PCIDSS, govern a variety of areas including how consumers and clients may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions including liability in the event of a data breach. The payment networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the networks and may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards.

To provide our electronic payment services, we must be registered either indirectly or directly as a service provider with each of the payment networks that we utilize. Because we are not a bank, we are not eligible for primary membership in certain payment networks, including Visa and Mastercard, and are therefore unable to directly access these networks. The operating regulations of certain payment networks, including Visa and Mastercard, require us to be sponsored by a member bank as a service provider. We are registered with certain payment networks, including Visa and Mastercard, through various sponsor banks. The agreements with our bank sponsors give them substantial discretion in approving certain aspects of our business practices including our solicitation, application and qualification procedures for clients and the terms of our agreements with clients. We are also subject to network operating rules and guidelines promulgated by the NACHA relating to payment transactions we process using the ACH Network. Like the card networks, NACHA may update its operating rules and guidelines at any time, and we will be subject to these changes. These operating rules and guidelines allocate responsibility and liabilities to the various participants in the payment network. Recently, NACHA has focused upon data security and privacy responsibilities. We are subject to audit by our partner financial institutions for compliance with the rules and guidelines. Our sponsor financial institutions have substantial discretion in approving certain aspects of our business practices, including the terms of our agreements with our ACH processing clients.

Money Transmitter Regulation

We are subject to various U.S. federal, state, and foreign laws and regulations governing money transmission and the issuance and sale of payment instruments, including some of the prepaid products we may sell.

In the United States, most states license money transmitters and issuers of payment instruments. These states not only regulate and control money transmitters, but they also license entities engaged in the transmission of funds. Many states exercise authority over the operations of our services related to money transmission and payment instruments and, as part of this authority, subject us to periodic examinations. Many states require, among other things, that proceeds from money transmission activity and payment instrument sales be invested in high-quality marketable securities before the settlement of the transactions or otherwise restrict the use and safekeeping of such funds. Such licensing laws also may cover matters such as regulatory approval of consumer forms, consumer disclosures and the filing of periodic reports by the licensee and require the licensee to demonstrate and maintain specified levels of net worth. Many states also require money transmitters, issuers of payment instruments, and their agents to comply with federal and/or state anti-money laundering laws and regulations.

Stored Value Services

Stored value cards, store gift cards and electronic gift certificates are subject to various federal and state laws and regulations, which may include laws and regulations related to consumer and data protection, licensing, consumer disclosures, escheat, anti-money laundering, banking, trade practices and competition and wage and employment. The clients who utilize the gift card processing products and services that we may sell may be subject to these laws and regulations. In the future, if we seek to expand these stored value card products and services, or as a result of regulatory changes, we may be subject to additional regulation and may be required to obtain additional licenses and registrations which we may not be able to obtain.

The Credit Card Accountability Responsibility and Disclosure Act of 2009 (the “Card Act”) created new requirements applicable to general-use prepaid gift cards, store gift cards and electronic gift certificates. The Card Act, along with the Federal Reserve’s amended Regulation E, created new requirements with respect to these cards and electronic certificates. These include certain prohibited features and revised disclosure obligations. Prepaid services may also be subject to the rules and regulations of Visa, Mastercard, Discover and American Express and other payment networks with which our clients and the card issuers do business. The clients who utilize the gift card processing products and services that we may sell are responsible for compliance with all applicable rules and requirements relating to their gift product program.

Additionally, the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or “FinCEN”, issued a final rule in July 2011 regarding the applicability of the BSA’s regulations to “prepaid access” products and services. This rulemaking clarifies the anti-money laundering obligations for entities engaged in the provision and sale of prepaid services, such as prepaid gift cards. We are not registered with FinCEN based on our determination that our current products and services do not constitute a “prepaid program” as defined in the BSA and we are not a “provider” of prepaid access. We may in the future need to register with FinCEN as a “money services business-provider of prepaid access” in accordance with the rule based on changes to our products or services.

Other Regulation

We are subject to U.S. federal and state unclaimed or abandoned property (escheat) laws which require us to turn over to certain government authorities the property of others we hold that has been unclaimed for a specified period of time such as account balances that are due to a distribution partner or client following discontinuation of its relationship with us. The Housing Assistance Tax Act of 2008 requires certain merchant acquiring entities and third-party settlement organizations to provide information returns for each calendar year with respect to payments made in settlement of electronic payment transactions and third-party payment network transactions occurring in that calendar year. Reportable transactions are also subject to backup withholding requirements.

The foregoing is not an exhaustive list of the laws and regulations to which we are subject and the regulatory framework governing our business is changing continuously.

Intellectual Property

Certain of our products and services are based on proprietary software and related payment systems solutions. We rely on a combination of copyright, trademark, and trade secret laws, as well as employee and third-party non-disclosure, confidentiality, and other contractual arrangements to establish, maintain, and enforce our intellectual property rights in our technology, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties that is integrated into some of our solutions.

We own several registered trademarks, including Paya, First Billing, FirstCloud, FirstUtility, and Stewardship and we have other pending applications. We also own multiple domain names, including www.paya.com.

Employees

As of June 30, 2020, we employed 256 employees across five US office locations, with some employees working remotely. None of our employees are represented by a labor union and we have experienced no work stoppages. We consider our employee relations to be good.

Facilities

We maintain several offices across the United States, all of which we lease.

Our office locations include:

•        Corporate headquarters in Atlanta, Georgia with approximately 23,000 leased square feet;

•        Finance and Operations in Reston, Virginia with approximately 10,000 leased square feet;

•        Sales and Operations in Fort Walton Beach, Florida with approximately 11,000 leased square feet;

•        FBS Sales and Operations in Dayton, Ohio with approximately 6,000 leased square feet; and

•        Stewardship Sales and Operations in Mount Vernon, Ohio with approximately 2,000 leased square feet.

Legal Proceedings

We are currently not a party to any legal proceedings that would be expected to have a material adverse effect on our business or financial condition. From time to time, we are subject to litigation incidental to our business, as well as other litigation of a non-material nature in the ordinary course of business.

Organizational Structure and Corporation Information

Parent was incorporated as a Delaware corporation on July 28, 2020 in connection with the Business Combination.

We are headquartered in Atlanta, Georgia. Our business was founded as Verus Financial Management in 2003 and acquired by Sage Group plc in 2006. In August 2017, GTCR, LLC acquired the business from Sage and rebranded the Company to Paya.

Paya Executive Compensation

Unless we state otherwise or the context otherwise requires, in this Executive Compensation section the terms “Paya,” “we,” “us,” “our” and the “Company” refer to Paya Inc. The following section provides compensation information pursuant to the scaled SEC disclosure rules applicable to “emerging growth companies.”

Overview

This section discusses the material components of the executive compensation program for our Chief Executive Officer and our two most highly compensated officers other than our current Chief Executive Officer, who we refer to as our “Named Executive Officers.” For the year ended December 31, 2019, our Named Executive Officers and their positions were as follows:

•        Jeffrey Hack, Chief Executive Officer and Director;

•        Glenn Renzulli, Chief Financial Officer and Director; and

•        Mark Engels, Chief Revenue Officer.

Historically, the compensation of our Named Executive Officers has consisted of a base salary, an annual bonus, equity compensation in Holdings in the form of Class C Units (referred to herein as “Incentive Units”), and health and welfare benefits. As described below, our Named Executive Officers are also eligible to receive certain payments and benefits upon a termination of employment under certain circumstances in accordance with the terms of their senior management agreements.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently anticipated programs summarized in this discussion.

Summary Compensation Table

The following table summarizes the compensation paid to, awarded to, or earned by the Named Executive Officers for the fiscal year ended December 31, 2019.

Name and principal position	Year	Salary		Bonus		Option awards(4)	Non-equity incentive plan compensation(5)	All other compensation(6)	Total
Jeffrey Hack, Chief Executive Officer	2019	$500,000		—		—	$500,000	$12,500	$1,012,500
Glenn Renzulli, Chief Financial Officer	2019	$336,575	(1)	$65,000	(3)	$1,024,468	$210,000	$9,500	$1,645,543
Mark Engels, Chief Revenue Officer	2019	$173,425	(2)	—		$1,064,223	$175,000	$4,673	$1,417,321

____________

(1)      Mr. Renzulli commenced employment with Paya on January 14, 2019. The amount included herein is the base salary earned by Mr. Renzulli for the portion of 2019 that he was employed with Paya.

(2)      Mr. Engels commenced employment with Paya on June 3, 2019. The amount included herein is the base salary earned by Mr. Engels for the portion of 2019 that he was employed with Paya.

(3)      Amount represents Mr. Renzulli’s cash-sign on bonus received in connection with the commencement of his employment.

(4)      Amounts reported in the “Option Awards” column reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of Class C Units of Holdings (also referred to herein as “Incentive Units”) granted to Mesrrs. Renzulli and Engels. The Class C Units represent membership interests in Holdings that are intended to constitute “profits interests” for federal income tax purposes. Despite the fact that the Class C Units do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” The assumptions used in calculating the grant date fair value of the Incentive Units reported in this column are set forth in [Note 2] to the consolidated financial statements included elsewhere in this prospectus. For more information on the Incentive Units, see the “Outstanding Equity Awards at 2019 Fiscal Year-End” table and — “Equity Incentives” below.

(5)      Amounts represent the annual bonus earned by each of our Named Executive Officers with respect to the 2019 Fiscal Year pursuant to their respective senior management agreements based on the achievement of the applicable performance conditions. See — “Senior Management Agreements” below.

(6)      Amounts represent the amount of matching contributions under our 401(k) plan. See — “401(k) Plan” below.

Narrative Disclosure to Summary Compensation Table

Senior Management Agreements

We have entered into senior management agreements with each of our Named Executive Officers.

Base Salary

Each senior management agreement provides for the payment of an annualized base salary. For 2019, annualized base salary amounts for our Named Executive Officers were as follows: $500,000 for Mr. Hack, $350,000 for Mr. Renzulli, and $300,000 for Mr. Engels.

Annual Bonuses; Sign-On Bonus

Pursuant to the senior management agreements, each Named Executive Officer is also eligible for an annual bonus based on achievement of performance objectives established by the board of managers of Holdings (the “Board”) or a committee of the Board. The annual target bonus amount set forth in each Named Executive Officer’s senior management agreement is as follows: 100% of annual base salary for each of Messrs. Hack and Engels and 60% of annual base salary for Mr. Renzulli. Mr. Renzulli also received a one-time $65,000 signing bonus pursuant to his senior management agreement.

Although we do not have a formal annual bonus plan in place, the Board generally sets performance targets within the first three months of each fiscal year and communicates these targets to our Named Executive Officers. For 2019, the performance targets were based on adjusted EBITDA, and were achieved at target levels. See “Summary Compensation Table” above for each Named Executive Officer’s 2019 annual bonus earned in fiscal 2019.

Incentive Units

Each Named Executive Officer was also granted Incentive Units pursuant to the terms of their respective senior management agreements. See — “Equity Incentives” below for a description of the Incentive Units granted to our Named Executive Officers.

401(k) Plan

We maintain a tax-qualified retirement plan that provides all full-time employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual limits under the Internal Revenue Code (the “Code”). Employee elective deferrals are 100% vested at all times. The 401(k) Plan requires the Company to make matching contributions equal to 50% of a participant’s elective deferrals each year, up to 7% of compensation contributed by the participant to the 401(k) Plan, subject to applicable limits under the Code and 401(k) Plan. These matching contributions are immediately 100% vested. We may also make discretionary contributions to the 401(k) Plan.

Outstanding Equity Awards at Fiscal Year End

The following reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2019, which consist exclusively of Class C Units in Holdings. Please see “Equity Incentives” below for additional information regarding the Incentive Units.

Option Awards(1)
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable		Option exercise price ($)(5)	Option expiration date(5)
Jeffrey Hack	3,249,814	12,999,257	(2)	N/A	N/A
Glenn Renzulli	—	4,704,792	(3)	N/A	N/A
Mark Engels		4,093,165	(4)	N/A	N/A

____________

(1)      The equity awards disclosed in this table are Class C Unit in Holdings, which are intended to be profits interests for federal income tax purposes. For more information on the Incentive Units, see — “Incentive Units,” below. Despite the fact that the Incentive Units do not require the payment of an exercise price or have an option expiration date, we believe they are economically similar to stock options and, as such, they are reported in this table as “Option” awards. Awards reflected as “Unexercisable” are Incentive Units that have not yet vested. Awards reflected as “Exercisable” are Incentive Units that have vested, but remain outstanding.

(2)      25% of these Incentive Units will vest on each of November 12, 2020, November 12, 2021, November 12, 2022 and November 12, 2023, in each case, so long as Mr. Hack remains continuously employed by the Company through the applicable vesting date.

(3)      20% of these Incentive Units vested on January 14, 2020, and 20% of these Incentive Units will vest on each of January 14, 2021, January 14, 2022, January 14, 2023 and January 14, 2024, in each case, so long as Mr. Renzulli remains continuously employed by the Company through the applicable vesting date.

(4)      20% of these Incentive Units vested on June 3, 2020, and 20% of these Incentive Units will vest on each of June 3, 2021, June 3, 2022, June 3, 2023 and June 3, 2024, in each case, so long as Mr. Engels remains continuously employed by the Company through the applicable vesting date.

(5)      These awards are not traditional options, and therefore, there is no exercise price or expiration date associated with them.

Co-Invest Units and Incentive Units

The following table summarizes the following purchased equity and incentive equity held by each of our Named Executive Officers as of August 1, 2020:

Name	Issuance or Grant Date	Number of Co-Invest Class A Units (#)(a)	Value of Co-Invest Class A Units ($)(b)	Number of Co-Invest Class B Units (#)(c)	Value of Co-Invest Class B Units ($)(d)	Number of Incentive Units (#)(e)	Value of Incentive Units ($)(f)
Jeffrey Hack	11/12/2018	728	820,971	728,384	1,664,335	16,249,071	31,116,465
Glenn Renzulli	1/14/2019	—	—	—	—	4,704,792	9,009,530
	4/19/2019	204	223,292	204,154	466,486	—	—
Mark Engels	6/3/2019	—	—	—	—	4,093,165	7,838,283
	6/12/2019	183	197,474	182,482	416,965	—	—
	6/3/2020	158	160,054	158,228	361,546	—	—

____________

(a)      Represents Class A-2 Units of Holdings purchased by each Named Executive Officer.

(b)      Represents the estimated value of proceeds that would be distributable to the Named Executive Officer with respect to his Class A-2 Units upon a hypothetical “sale of the company” (as defined in the Holdings LLC Agreement), assuming such sale occurred on August 1, 2020 at the then-current equity value of Holdings.

(c)      Represents Class B Units of Holdings purchased by each Named Executive Officer.

(d)      Represents the estimated value of proceeds that would be distributable to the Named Executive Officer with respect to his Class B Units upon a hypothetical “sale of the company,” assuming such sale occurred on August 1, 2020 at the then-current equity value of Holdings.

(e)      Represents Class C Units of Holdings held by each named Executive Officer as of December 31, 2019.

(f)      Represents the estimated value of proceeds that would be distributable to the Named Executive Officer with respect to his Class C Units upon a hypothetical “sale of the company,” assuming such sale occurred on August 1, 2020 at the then-current equity value of Holdings.

Equity Incentives

Pursuant to the Holdings LLC Agreement, Holdings may, subject to approval of the Board, issue Class C Units of Holdings (“Incentive Units”) to any employee, officer, director, consultant or other service provider of Holdings or any of its subsidiaries. The Incentive Units are intended to constitute “profits interests” within the meaning of Revenue Procedures 93-27 and 2001-43, and provide an immediate and significant alignment between our Named Executive Officers and Paya and Holdings’ business. As profits interests, the Incentive Units have no value for tax purposes on the date of grant, but instead are designed to gain value only after holders of certain other classes of equity in Holdings have received a certain level of returns. Subject to adjustment pursuant to the terms of the Holdings LLC Agreement, 50,000,000 Incentive Units are authorized for issuance under the Holdings LLC Agreement, and as December 31, 2019, there were 43,451,157 Incentive Units outstanding. See the “Outstanding Equity Awards” table for additional details on the Incentive Units granted to our Named Executive Officers.

Each Named Executive Officer was granted Incentive Units pursuant to the terms and conditions set forth in the Holdings LLC Agreement and each executive’s respective senior management agreement. The number of Incentive Units granted to each of our Named Executive Officers was not determined pursuant to any formulaic equation or benchmarking to any peer groups; rather, the number of Incentive Units is determined by the Board in its sole discretion, after taking into account discussions with the Paya’s management team and overall retention goals. The Incentive Units held by our Named Executive Officers generally vest 20% on each of the first five anniversaries of the grant date (subject to their continued employment). For information about treatment of the Incentive Units upon termination of employment or a “sale of the company,” please see “Potential Payments Upon Termination or Change in Control” below.

Subject to the terms of the Holdings LLC Agreement and the senior management agreements, holders of vested Incentive Units are entitled to participate in distributions made by Holdings following a return of capital contributions to the holders of Class A-1 Preferred Units and Class A-2 Units and certain other preferred distribution rights, and subject to the achievement of certain “participation thresholds” (as set forth in senior management agreements).

The Incentive Units will remain outstanding following consummation of the Business Combination, and will generally remain subject to the same terms and conditions, except as described in the “Changes to Incentive Unit Terms” section below.

Purchased Equity

Each of Named Executive Officers has also invested personally in Holdings through the purchase of a combination of Class A-2 Units of Holdings (“Co-Invest Class A Units”) and Class B Units of Holdings (“Co-Invest Class B Units”, and together with the Co-Invest Class A Units, the “Co-Invest Units”). The Co-Invest Units were fully vested as of the date of grant. See “Co-Invest Units and Incentive Units” table above for additional details on the Co-Invest Units.

Potential Payments Upon Termination or Change in Control

Severance Benefits

Each senior management agreements provides for severance benefits (as described below) in the event the Named Executive Officer’s employment is terminated by the Board without “cause” or by the executive for “good reason” (each as defined in the senior management agreements). Such severance benefits are subject to each executive’s execution and non- revocation of a general release of claims and continued compliance with the restrictive covenants set forth in the executive’s senior management agreement (as further described below).

•        Mr. Hack’s severance benefits consist of (a) continued payment of base salary for a period of 12 months (the “severance period”); provided that Holdings may elect to extend the severance period for an additional 12 months, and if so elected, the amount payable during the second year of the severance period will be $1,250,000 and paid within 60 days of Holding’s election to extend the severance period, (b) reimbursement of Mr. Hack’s premiums incurred for participation in Consolidated Omnibus Budget Reconciliation Act (COBRA) coverage for the applicable severance period, and (c) a pro-rated annual bonus for the fiscal year during which Mr. Hack’s termination occurs (the “termination year”), payable at the time annual bonuses are otherwise paid to senior management and calculated based on the portion of target bonuses received by the remaining senior management team members with respect to the applicable termination year.

•        Mr. Renzulli’s severance benefits consist of an amount equal to one year of his base salary, payable over six months.

•        Mr. Engels’ severance benefits consist of (i) continued payment of base salary for one year, and (ii) if his termination occurs in (a) 2019, 100% of his target annual bonus, (b) 2020, 75% of his target annual bonus (c) 2021, pro-rated annual bonus for 2021, but in no event less than 50% of his target annual bonus, or (d) 2022 or thereafter, a pro-rated annual bonus for 2022, in each case, payable at the time annual bonuses are otherwise paid to senior management.

For purposes of Messrs. Renzulli’s and Engels’s senior management agreements, “good reason” generally means, subject to certain notice and cure provisions, (i) a reduction in base salary, target bonus, and employee benefits, or (ii) a material diminution in title, or the assignment of duties materially inconsistent with the executive’s position. For Mr. Engels, “good reason” also includes relocation of his principal place of employment to a location more than 50 miles from Austin, Texas or a material breach of his senior employment agreement. For purposes of Mr. Hack’s senior management agreement, “good reason” generally means, subject to certain notice and cure provisions, (i) a reduction in base salary, a material reduction in employee benefits, or failure to pay an annual bonus consistent with the bonus plan adopted by the Board, (ii) any change to his title, or the assignment of duties materially inconsistent with his position, or (iii) a material breach of his senior management agreement or breach of any representation set forth in his senior management agreement.

For purposes of the senior management agreements, “Cause” generally means (i) the commission (in the case of Messrs. Renzulli and Engels) or the conviction (in the case of Mr. Hack) of a felony or crime involving moral turpitude, or the commission of any other act or omission involving fraud, (ii) substantial and repeated failure to perform duties of the office held by the executive, (iii) gross negligence or willful misconduct, (iv) conduct by the executive which would reasonably be expected to bring Holdings or Paya into substantial public disgrace or disrepute and, in the case of Messrs. Renzulli and Engels, causes adverse damage to Holdings or Paya, (v) breach of the restrictive covenants set forth in the executive’s senior management agreement, and/or (vi) failure to observe or a violation of any written policies of Holdings or Paya.

The senior management agreements also subject the Named Executive Officers to certain restrictive covenants, including non-competition and non-solicitation covenants and perpetual mutual non-disparagement and confidentiality covenants. The non-competition and non-solicitation covenants apply during each executive’s employment and for 12 months thereafter (the “post-termination restricted period”); provided that (i) if Mr. Hack’s severance period is extended to 24 months, his post-termination restricted period will be increased to 24 months and (ii) if Mr. Renzulli’s employment is terminated for “good reason” or without “cause”, his post-termination restricted period will be reduced to 6 months.

Sale Bonus for Mr. Hack

Mr. Hack’s senior management agreement entitles Mr. Hack to a sale bonus upon a “sale of the company” (as defined in the Limited Liability Company Agreement of Holdings (the “Holdings LLC Agreement”)) in the amount of (i) $3,000,000 if such sale occurs prior to November 18, 2019, or (ii) $2,000,000 if such sale occurred after November 18, 2019, but on or prior to, November 18, 2020. The Business Combination will not constitute a “sale of the company” and the sale bonus will not be paid out in connection with the Business Combination.

Incentive Equity

The below is a summary of the current terms and conditions of the Incentive Units held by the Named Executive Officers. See “Contemplated Changes to Incentive Unit Terms” for additional details with respect to contemplated changes to the Incentive Unit terms, which are anticipated to be effective as of the closing of the Business Combination.

Pursuant to the terms of the senior management agreements, the Incentive Units fully vest upon a “sale of the Company” (as defined in the Holdings LLC Agreement), subject to an executive’s continued employed through such sale. A “Sale of the Company” is generally defined as an event, whereby any “person” or group of related “persons” (other than the Investors and their controlled affiliates), in the aggregate, acquire(s) (a) a majority of the Class B Units of Holdings (or successor securities thereto) then outstanding or (b) all or substantially all of Holdings’ assets determined on a consolidated basis, provided that a “public offering” (as defined in the Holdings LLC Agreement) does not constitute a “Sale of the Company”.

In the event a Named Executive Officer experiences a termination of employment, his unvested Incentive Units will be immediately forfeited without consideration. In addition, if a Named Executive Officer’s termination of employment is for “cause” (as defined in the executive’s senior management agreement), all Incentive Units (whether vested or unvested) will be immediately forfeited without consideration. If a Named Executive Officer resigns without “good reason” (as defined in the executive’s senior management agreement), his Incentive Units (whether vested or unvested) will be immediately forfeited without consideration; provided that if such resignation occurs after a certain specified date, a certain portion of his vested Incentive Units will not automatically be forfeited and, instead, will be subject to repurchase at fair market value. For Mr. Hack, such portion is 25% if such resignation occurs following the fourth anniversary of the grant date, 50% if such resignation occurs following the fifth anniversary of the grant date, 75% such resignation occurs following the sixth anniversary of the grant date, and 100% if such resignation occurs following the seventh anniversary of the grant date. For Mr. Engels, such portion is 25% if such resignation occurs following the third anniversary of the grant date, 50% if such resignation occurs following the fourth anniversary of the grant date, 75% such resignation occurs following the fifth anniversary of the grant date, and 100% if such resignation occurs following the sixth anniversary of the grant date.

For Mr. Renzulli, such portion is 50% if such resignation occurs following the third anniversary of the grant date, 75% such resignation occurs following the fifth anniversary of the grant date, and 100% if such resignation occurs following the sixth anniversary of the grant date.

Changes to Incentive Unit Terms.

The following summarizes anticipated changes to go into effect upon the closing of the Business Combination (the “Closing”) with respect to the terms and conditions of the Incentive Units held by our Named Executive Officers:

•        Partial Acceleration of Vesting upon Closing: Any Incentive Units scheduled to vest on or prior to January 31, 2021 will automatically accelerate upon the Closing.

•        Distribution upon Closing: Pursuant to the terms of the Holdings LLC Agreement, distributions that would otherwise have been made in respect of unvested Incentive Units had such units been vested at the time of the applicable distribution event, are held back until the time that such Incentive Units vest or, if earlier, a “sale of the company” (“Holdback Amounts”). Notwithstanding the foregoing, upon Closing, each Named Executive Officer will receive, in addition to the distributions payable with respect to the Named Executive Officer’s vested Incentive Units, an additional cash distribution equal to 20% of the total cash distributions that such Named Executive Officer would have been entitled to if 100% of the Named Executive Officer’s Incentive Units had been vested at the time of Closing. Such additional distribution will offset the Named Executive Officer’s Holdback Amounts.

•        Treatment upon Termination of Employment: If a Named Executive Officer’s employment is terminated, the executive’s then-unvested Incentive Units will automatically be forfeited; provided that if such termination is by the executive with “good reason”, due to death or disability, or by Holdings or an affiliate without “cause,” then an additional 20% of the Incentive Units will become vested as of the date of such termination. If a Named Executive Officer is terminated for “cause” or without “good reason,” all of his vested and unvested Incentive Units will be automatically forfeited; provided that in the event a Named Executive Officer resigns without “good reason,” the following portion of the executive’s vested Incentive Units will not be automatically forfeited: 50% if such resignation occurs prior to November 1, 2024, 75% if such resignation occurs on or following November 1, 2024, and 100% if such resignation occurs following November 1, 2025.

•        No Repurchase Rights on Vested Equity: Vested Incentive Units will not be subject to repurchase.

•        Treatment upon Investor Complete Selldown: In the event Holdings has sold all of its assets (an “Investor Complete Selldown”), all Incentive Units will automatically accelerate upon consummation of such Investor Complete Selldown, subject to the executive’s continued employment through such Investor Complete Selldown. The vesting of the Incentive Units will also fully accelerate upon a “sale of the company.”

•        Additional Distributions: If, as of the fourth anniversary of the Closing, Holdings owns any shares of Parent common stock (“Parent Shares”), then Holdings will distribute to each Named Executive Officer a number of Parent Shares equal to 50% of the number of Parent Shares that the executive would otherwise be entitled to receive in respect of his vested Incentive Units and Co-Invest Units if Holdings distributed all of its remaining Parent Shares. If, as of the fifth anniversary of Closing, Holdings owns any Parent Shares, then Holdings will distribute a number of Parent Shares equal to 75% of the number of Parent Shares that the executive would otherwise be entitled to receive in respect of executive’s vested Incentive Units and Co-Invest Units if Holdings distributed all of its remaining Parent Shares, less the number of Parent Shares distributed to the executive pursuant to the immediately prior sentence. Any such distributions will reduce the executive’s equity ownership in Holdings by an amount corresponding to the value of the Parent Shares distributed hereunder.

Non-Employee Director Compensation

The following table provides information concerning the compensation of each director nominee to the Company Board who served as member of the Board, but did not serve as a named executive officer of the Company in fiscal 2019.

For 2019, Mr. Yarbrough was entitled to a quarterly fee of $22,500, and received a grant of 613,975 Incentive Units on March 28, 2019. Mr. Yarbrough’s Incentive Units vest 20% on each of the first five anniversaries of the grant date, and fully vest upon a “Sale of the Company”, subject to, in each case, Mr. Yarborough’s continued provision of services through the applicable vesting date or sale. In the event Mr. Yarborough’s service terminates, all then- unvested Incentive Units would be automatically forfeited for no consideration, and his vested Inventive Units would be subject to repurchase by Holdings or the Investors at fair market value.

	Fees earned or paid in cash ($)		Option Awards ($)		Total ($)
Stuart Yarbrough	$63,471	(1)	159,633	(2)	223,104

____________

(1)      Represents total director fee paid to Mr. Yarbrough in connection with his services on the Board.

(2)      Amounts reported in the “Option Awards” column reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of Class C Units of Holdings (also referred to herein as “Incentive Units”) granted to Mr. Yarbrough. The Class C Units represent membership interests in Holdings that are intended to constitute “profits interests” for federal income tax purposes. Despite the fact that the Class C Units do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” The assumptions used in calculating the grant date fair value of the Incentive Units reported in this column are set forth in [Note 2] to the consolidated financial statements included elsewhere in this prospectus.

PAYA’S MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Throughout this section, unless otherwise noted “we”, “us”, “our”, “Paya”, “the Company”, and “Holdings” refer to GTCR-Ultra Holdings II, LLC.

The following discussion and analysis of financial condition and results of operations of GTCR-Ultra Holdings II, LLC should be read together with the financial statements and related notes included elsewhere in this proxy statement/prospectus. Such discussion and analysis reflect the historical results of operations and financial position of Holdings. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this proxy statement/prospectus.

Certain monetary amounts, percentages and other figures included below have been subject to rounding adjustments as amounts are presented in millions. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

Overview

Successor

GTCR-Ultra Holdings II, LLC (“Holdings” or the “Company”), a Delaware limited liability company, is a holding company that conducts operations through its wholly-owned subsidiaries. These operating subsidiaries are comprised of Paya, Inc. (“Paya”), Paya EFT, Inc. (“Paya EFT”), a wholly-owned subsidiary of Paya, Stewardship, and First Mobile Trust, LLC (“FBS” or “First Billing Services”). The Company is wholly owned by GTCR-Ultra Holdings, LLC (“GTCR Parent”).

Holdings was formed on November 13, 2018, and serves as the successor entity to GTCR Ultra Intermediate Holdings, Inc. (“Intermediate”), the predecessor entity. During 2018, Intermediate consolidated the results of operations of Paya, Paya EFT, and Stewardship.

Prior to formation of Holdings in November 2018, the Company operated as Intermediate, a Delaware corporation. Intermediate is a holding company that conducts operations through its wholly-owned and majority-owned subsidiaries after the acquisition of Sage Payment Solutions Inc.

The Company is a leading independent integrated payments platform providing Card, automated clearing house (“ACH”), & Check payment processing solutions via software to middle-market businesses in the United States. Paya’s solutions integrate with customers’ core business software to enable payments acceptance, reconcile invoice detail, and post payment information to their core accounting system. In this manner, Paya enables its customers to collect revenue from their consumer (“B2C”) and business (“B2B”) customers with a seamless experience and high-level of security across payment types.

The Company is headquartered in Atlanta, Georgia and also has operations in Reston, Virginia, Fort Walton Beach, Florida, Mount Vernon, Ohio and Miamisburg, Ohio.

Predecessor

Paya was previously Sage Payment Solutions, Inc. (“SPS”). Prior to the Acquisition (defined below), Paya was a wholly-owned subsidiary of Sage Software Inc. (“SSI”), which was a subsidiary of Sage Software North America (“Sage NA”), which was a wholly owned subsidiary of The Sage Group Plc (collectively, “Sage Group”, “Sage Parent”). These entities collectively represent the “former owner(s)”. Sage Group is a global provider of integrated accounting, payroll and payment solutions headquartered in the United Kingdom and publicly traded company on the London Stock Exchange (“LSE”).

SPS was comprised of two entities — Sage Payment Solutions, Inc., and Sage Payment Solutions EFT, Inc. (“SPS EFT”), a wholly-owned subsidiary of Sage Payment Solutions, Inc.

SPS was incorporated in Delaware in April 2002 and developed and provided electronic payment-processing and merchant solutions to a range of customers across select verticals. The company offered debit and credit card processing, gift and loyalty card programs, and electronic check and ACH payment solutions. SPS’s payment solutions integrated with merchant’s business management software solutions and enabled them to securely accept electronic omni-channel payments.

Basis of presentation — Successor

On August 1, 2017, an investor group comprised of certain investment funds affiliated with GTCR, LLC (“GTCR Funds”), an unaffiliated third party, through wholly owned subsidiaries, GTCR Parent, Intermediate and GTCR-Ultra Acquisition, Inc. (“GTCR Acquisition”), acquired SPS from Sage Group. As part of the purchase agreement GTCR Funds agreed to pay $240.0 plus working capital adjustments and provide to Sage Group $20.0 of preferred stock of GTCR Parent, with a fair value of approximately $16.7 as of August 1, 2017 (the “Acquisition”). Total consideration for the Acquisition was approximately $255.7.

The Acquisition was funded with approximately $145.1 in debt, net of $5.4 of financing costs, and $110.6 in equity, net of $5.8 of transaction costs. The debt incurred to fund the acquisition was incurred by GTCR Acquisition. The Acquisition qualified as a business combination, and GTCR Parent elected to apply pushdown accounting, as defined by Financial Accounting Standards Board (“FASB”) ASC 805, Business Combinations. After closing of the Acquisition, GTCR Acquisition was merged with the Company and the debt incurred to fund the transaction was assigned to SPS and its subsidiary.

Basis of presentation — Predecessor

The historical costs and expenses reflected in the consolidated Predecessor financial statements include an allocation for certain corporate functions historically provided by Sage Group or its wholly owned subsidiaries. Certain functions critical to the Predecessor’s operations were centralized and managed by Sage Group or its wholly owned subsidiaries. For the period ended July 31, 2017, only a sub-set of the centralized functions were allocated to the Company and consisted of general and administrative costs covering human resources, accounting, financial planning and analysis, and information technology. Charges related to marketing and technology applicable to the Company were directly charged to the Predecessor prior to Acquisition and pro-rated to the period ended July 31, 2017. Prior to 2017, Sage Parent allocated more costs but updated the cost allocations when they made the decision to sell SPS was no longer receiving the benefit of all of the centralized functions. As such, these charges are not consistent with the charges incurred by the Company in the Successor period as a result of the decision by Sage Parent. Additionally, the Sage Parent used office space leased by Sage NA. The cost of each of these applicable services has been allocated to the Predecessor on the basis of the Predecessor’s relative net sales or headcount as compared to that of Sage Group, Sage NA, and in certain cases based only on the US operations of Sage NA, depending upon which allocation methodology is more appropriate for each service. The Company believes that these allocations reasonably reflect the utilization of services provided and benefits received during each of the applicable periods. However, they may differ from the costs that would have been incurred had the Company operated as a stand-alone company for the periods presented or will be incurred by the Company in future periods. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including legal services, accounting and finance services, human resources, marketing and contract support, customer support, treasury, facility and other corporate and infrastructural services. Income taxes have been accounted for in these financial statements on a separate-return basis. The Successor period may not be comparable to the Predecessor periods.

Basis of Presentation

We have presented results of operations, including the related discussion and analysis, for the following periods:

•        the six months ended June 30, 2020 compared to the six months ended June 30, 2019;

•        the year ended December 31, 2019 compared to the year ended December 31, 2018; and

•        the year ended December 31, 2018 compared to the period from August 1, 2017 through December 31, 2017 (Successor) and the period from January 1, 2017 to July 31, 2017 (Predecessor).

Recent Transactions

We seek to identify and acquire businesses that further enhance our value proposition to customers and software providers or expand our distribution into new or adjacent verticals. We have acquired the following two companies in the periods presented:

Stewardship transaction overview

Stewardship was purchased on November 1, 2018 for total consideration of $9.8, which consisted of cash of $5.8 and $4.0 of preferred and common stock of GTCR Parent. The acquisition enhanced our organic growth profile, technology capabilities, and presence in the attractive non-profit and faith-based end-markets.

First Billing Services transaction overview

Paya Vertical Software, LLC, a wholly owned subsidiary, purchased First Billing Services on January 1, 2019 for total consideration of $57.0 which consisted of cash of $51.8, $0.7 fair value of contingent consideration to be paid based upon the achievement of certain growth metrics related to the financial performance of First Billing Services in the 12 months from January 1, 2019 through December 31, 2019, and $4.5 of preferred and common stock of GTCR Parent. The transaction accelerated our expansion into the attractive government and utilities end market which is characterized by fragmented service providers and low penetration of electronic payments creating opportunity for continued accelerated growth from both new and existing customers.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic and subsequent shelter-in-place and social distancing policies, as well as the broader economic decline, had a material impact on our business in the year-to-date period. Many of our customers experienced a decline in transaction volumes from pre COVID-19 levels. However, given many of our customers leverage our payment technology to accept transactions in a card-not-present environment, their business operations were not impacted dramatically. Further, most of our recurring or contractual transactions are B2B and not tied to consumer discretionary spend and, as such, were not significantly impacted. This was evident by stable or growing volumes in our B2B Goods & Services, Government & Utilities, and Non-Profit verticals. Lastly, we benefited from our lack of concentration in end markets which saw steep declines, such as restaurants, travel, hospitality, and brick-and-mortar retail.

In response to these developments, we took precautionary measures to ensure the safety of our employees, support our customers, and mitigate the impact on our financial position and operations. We seamlessly implemented remote working capabilities for our entire organization with minimal disruption to our operations or key operating performance indicators. We also identified opportunistic expenses reductions which increased operating efficiencies and provided additional profitability in the period.

For the period beginning March 1, 2020 through May 31, 2020, we experienced a decrease of approximately 6% of total volume when compared to the same period of the prior year. However, for the month ended June 30, 2020, our total monthly volume increased by 6% when compared to the same month of the prior year, demonstrating our continuing recovery from COVID-19.

While our business was impacted by the COVID-19 pandemic, we have demonstrated resilience due to our portfolio of attractive, less-cyclical end markets. The ultimate impact that COVID-19 will have on our consolidated results of operations throughout 2020 remains uncertain. We will continue to evaluate the nature and extent of these potential impacts to our business, consolidated results of operations, and liquidity. Despite recent events, there are no existing conditions or events which raise substantial doubt regarding the Company’s ability to continue as a going concern.

Factors impacting our business, results of operations, and forecasts

A number of factors impact our business, results of operations, financial condition, and forecasts, including, but not limited to, the following:

•        Increased adoption of integrated payments solutions.    We generate revenue through volume-based rates and per item fees attributable to payment transactions between our customers and their customers. We expect to grow our customer base by bringing on new software partners, by continuing to sell payment capabilities to customers of our existing software partners not yet leveraging our payment integrations, and by adding integrations within existing multi-platform software partners to access additional customer bases. Further, we expect to benefit from the natural growth of our partners who are typically growing franchises within their respective verticals.

•        Acquisition, retention, and growth of software partnerships.    Paya leverages a partner-first distribution network to grow our client base and payment volume. Continuing to innovate and deliver new commerce products and wraparound services is critical to our ability to attract, retain, and grow relationships with software partners in our target verticals and adjacent markets.

•        Growth in customer life-time value.    We benefit from, and aid-in, the growth of online electronic payment transactions to our customers. This is dependent on the sales growth of the customers’ businesses, the overall adoption of online payment methods by their customer bases, and the adoption of our additional integrated payment modules such as our proprietary ACH capabilities. Leveraging these solutions helps drive increased customer retention, as well as higher volume and revenue per customer.

•        Pursuit and integration of strategic acquisitions.    We look to opportunistically make strategic acquisitions to enhance our scale, expand into new verticals, add product capabilities, and embed payments in vertical software. These acquisitions are intended to increase the long-term growth of the business, while helping us achieve greater scale, but may increase operating expenses in the short-term until full synergies are realized.

•        Economic conditions.    Changes in macro-level consumer spending trends, including those related to COVID-19, could affect the amount of volumes processed on our platform, thus resulting in fluctuations to our revenue streams.

Key Components of Revenue and Expenses

The period to period comparisons of our results of operations have been prepared using the historical periods included in our consolidated financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this document.

Revenue

The Company’s business model provides payment services, credit and debit card processing, and ACH processing to customers through enterprise or vertically focused software partners, direct sales, reseller partners, other referral partners, and a limited number of financial institutions. The Company recognizes processing revenues at the time customer transactions are processed and periodic fees over the period the service is performed. Transaction based revenue represents revenue generated from transaction fees based on volume and are recognized on a net basis. Service based fee revenue is generated from charging a service fee, a fee charged to the client for facilitating bankcard processing, which are recognized on a gross basis.

Cost of services

Cost of services includes card processing costs, ACH costs, other fees paid to card networks, and equipment expenses directly attributable to payment processing and related services to customers. These costs are recognized as incurred. Cost of services also includes revenue share amounts paid to reseller and referral partners and are calculated monthly based on monthly customer activity. These expenses are recognized as transactions are processed. Accrued revenue share represents amounts earned during the month but not yet paid at the end of the period.

Selling general & administrative

Selling, general and administrative expenses consist primarily of salaries, wages, commissions, marketing costs, professional services costs, technology costs, occupancy costs of leased space, and bad debt expense. Stock based compensation expense is also included in this category.

Depreciation & Amortization

Depreciation and amortization consist primarily of amortization of intangible assets, including customer relationships, internally developed software, revenue share buyouts, trade names, and to a lesser extent, depreciation on our investments in property, equipment, and software. We depreciate and amortize our assets on a straight-line basis in accordance with our accounting policies. These lives are 3 years for computers and equipment and acquired internal-use software, 5 years for furniture, fixtures, and office equipment, and the lesser of the asset useful life or remaining lease term for leasehold improvements. Repair and maintenance costs are expensed as incurred and included in selling, general and administrative expenses on the consolidated statements of operations. Customer relationships are amortized over a period of 5-15 years depending on the intangible, developed technology 3-5 years, and tradenames over 25 years.

Results of Operations

The period to period comparisons of our results of operations have been prepared using the historical periods included in our consolidated financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this document. We have derived this data from our interim and annual consolidated financial statements included elsewhere in this proxy statement/prospectus.

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

The following table presents our results of operations for the periods indicated:

	For the six months ended		Change
(in millions)	June 30, 2020	June 30, 2019	Amount	%
Revenue	$100.2	$101.6	$(1.4)	(1.4)%
Cost of services exclusive of depreciation and amortization	(49.4)	(51.3)	1.9	3.7%
Selling, general & administrative expenses	(29.6)	(34.1)	4.5	13.2%
Depreciation and amortization	(12.0)	(10.8)	(1.2)	(11.1)%
Income from operations	9.2	5.4	3.8	70.4%
Other income (expense)
Interest expense	(9.3)	(10.3)	1.0	9.7%
Other expense	(0.0)	(0.1)	0.1	100%
Total other income (expense)	(9.3)	(10.4)	1.1	10.6%

Loss before income taxes	(0.1)	(5.0)	4.9	98.0%
Income tax benefit	0.1	1.7	(1.6)	(94.1)%
Net loss	$(0.0)	$(3.3)	$3.3	100%

Revenue

Total revenue was $100.2 for the six months ended June 30, 2020 as compared to total revenue of $101.6 for the six months ended June 30, 2019. The decrease of $1.4, or 1.4%, was primarily driven by a $1.1 or 2.6% decrease in Payment Services revenue and to a lesser extent, a $0.3 or 0.5% decrease in Integrated Solutions for the six months ended June 30, 2020 both due to the economic conditions resulting from COVID-19.

Cost of services

Cost of services decreased by $1.9, or 3.7%, to $49.4 for the six months ended June 30, 2020 from $51.3 for the six months ended June 30, 2019. In addition, these expenses decreased as a percentage of revenue by 1.2% driven by lower revenue share expense as a percentage of revenue.

Selling, general & administrative

Selling, general, & administrative expenses decreased by $4.5, or 13.2%, to $29.6 for the six months ended June 30, 2020 from $34.1 for the six months ended June 30, 2019. The decrease is primarily due to the decrease of transactional and technology and business optimization expenses by $3.7 relating to the First Billing Services acquisition that occurred in the six months ended June 30, 2019. Additionally, employee compensation expense decreased by $0.5 as a result of lower headcount compared to the six months ended June 30, 2019.

Depreciation and amortization

Depreciation and amortization increased by $1.2, or 11.1%, to $12.0 for the six months ended June 30, 2020 as compared to $10.8 for the six months ended June 30, 2019, primarily due to higher amortization of capitalized software and revenue share buyouts of $0.5 and $0.3, respectively.

Interest Expense

Interest expense decreased by $1.0, or 9.7%, to $9.3 for the six months ended June 30, 2020 from $10.3 for the six months ended June 30, 2019, primarily due to a lower interest rate pursuant to LIBOR on the revolver and term loan credit by approximately 100 basis points.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following table presents our results of operations for the periods indicated:

(in millions)	For the year ended		Change
	December 31, 2019	December 31, 2018	Amount	%
Revenue	$203.4	$185.1	$18.3	9.9%
Cost of services exclusive of depreciation and amortization	(101.6)	(96.0)	(5.6)	(5.8)%
Selling, general & administrative expenses	(69.9)	(64.5)	(5.4)	(8.4)%
Depreciation and amortization	(22.4)	(18.3)	(4.1)	(22.4)%
Income from operations	9.5	6.3	3.2	50.8%
Other income (expense)
Interest expense	(20.1)	(13.6)	(6.5)	(47.8)%
Other income (expense)	(0.8)	0.1	(0.9)	(900.0)%
Total other income (expense)	(20.9)	(13.5)	(7.4)	(54.8)%

Loss before income taxes	(11.4)	(7.2)	(4.2)	(58.3)%
Income tax benefit	2.4	3.9	(1.5)	(38.5)%
Net loss	(9.0)	(3.3)	(5.7)	(172.7)%
Less: Net loss attributable to non-controlling interests	—	(0.1)	0.1	100.0%
Net loss attributable to GTCR- Ultra Holdings II, LLC.	$(9.0)	$(3.2)	$(5.8)	(181.3)%

Revenue

Revenue increased by $18.3, or 9.9%, to $203.4 for the year ended December 31, 2019 from $185.1 for the year ended December 31, 2018. The increase was driven by the Integrated Solutions segment, increasing $19.5 or 19.4%. The increase in Integrated Solutions revenue was driven by increased volume from both new and existing customers, partially aided by the First Billing Services and Stewardship acquisitions.

Cost of services exclusive of depreciation and amortization

Cost of services increased by $5.6, or 5.8%, to $101.6 for year ended December 31, 2019 from $96.0 for the year ended December 31, 2018. In addition, these expenses decreased as a percentage of revenue by 1.9% driven by lower revenue share expense as a percentage of revenue as well as lower third-party processing costs.

Selling, general & administrative

Selling, general, & administrative expenses increased by $5.4, or 8.4%, to $69.9 for the year ended December 31, 2019 from $64.5 for the year ended December 31, 2018. The increase was primarily due to $5.9 increase in transaction related expenses in the year ended December 31, 2019.

Depreciation and amortization

Depreciation and amortization increased by $4.1, or 22.4%, to $22.4 for the year ended December 31, 2019 as compared to $18.3 for the year ended December 31, 2018. We acquired customer relationships, acquired technology, and tradename resulting in an additional $1.9 of expenses from the First Billing Services acquisition and $0.7 of incremental expenses from the Stewardship acquisition for the year ended December 31, 2019. The remaining increase is driven by the capitalization of internal use software and various revenue share buyouts.

Interest Expense

Interest expense increased by $6.5, or 47.8%, to $20.1 for the year ended December 31, 2019 from $13.6 for the year ended December 31, 2018, primarily driven by the Holdings increasing the amount borrowed from their amendment to the term loan balance in December 2018.

Other Income (Expense)

Other expense was $0.8 for the year ended December 31, 2019 and other income was $0.1 for the year ended December 31, 2018. The change period over period is attributable to the write-off of liabilities related to contingent consideration related to the acquisition of First Billing Services in 2019.

Year Ended December 31, 2018 Compared to Period from August 1, 2017 through December 31, 2017 (Successor) and the Period from January 1, 2017 to July 31, 2017 (Predecessor)

The following table presents our results of operations for the periods indicated:

	Successor		Predecessor
(in millions)	Year ended December 31, 2018	Period from August 1, 2017 to December 31, 2017	Period from January 1, 2017 to July 31, 2017
Revenue	$185.1	$75.2	$106.9
Cost of services exclusive of depreciation and amortization	(96.0)	(40.4)	(55.6)
Selling, general & administrative expenses	(64.5)	(40.4)	(33.2)
Depreciation and amortization	(18.3)	(7.3)	(1.0)
Income from operations	6.3	(12.9)	17.1
Other income (expense)
Interest expense	(13.6)	(5.4)	(0.5)
Other income (expense)	0.1	(0.1)	0.1
Total other income (expense)	(13.5)	(5.5)	(0.4)

Income (loss) before income taxes	(7.2)	(18.4)	16.7
Income tax benefit (expense)	3.9	17.8	(6.7)
Net income (loss)	(3.3)	(0.6)	10.0
Less: Net loss attributable to non-controlling interests	(0.1)	—	—
Net income (loss) attributable to GTCR-Ultra Holdings II, LLC.	$(3.2)	$(0.6)	$10.0

Revenue

Total revenue was $185.1 for the year ended December 31, 2018. Total revenue amounted to $75.2 and $106.9 for the period from August 1st, 2017 to December 31, 2017 and the predecessor period, respectively. Revenue increased by $2.9, or 1.6% in 2018 compared to the combined 2017 period. The revenue increase was driven by a $3.4, or 3.6% increase in the Integrated Solutions segment which was aided by increased customer volume.

Cost of services exclusive of depreciation and amortization

Cost of services was $96.0 for the year ended December 31, 2018 and $40.4 and $55.6 for the period from August 1st, 2017 to December 31, 2017 and the predecessor period, respectively. These expenses did not see a material change in the comparison period.

Selling, general & administrative

Selling, general, and administrative expenses amounted to $64.5 for the year ended December 31, 2018 and $40.4 and $33.2 for the period from August 1st, 2017 to December 31, 2017 and the predecessor period, respectively. Selling, general and administrative expenses increased in the period from August 1, 2017 to December 31, 2017 and the predecessor period, as compared to 2018, due to transaction related costs from the Sage acquisition of $13.8. Excluding acquisition related transaction costs, selling, general, and administrative expenses increased in 2018 primarily due to the company standing-up certain corporate functions post transaction with Sage.

Depreciation and amortization

Depreciation and amortization amounted to $18.3 for the year ended December 31, 2018 and $7.3 and $1.0 for the period from August 1, 2017 to December 31, 2017 and the predecessor period, respectively, primarily due to greater amortization expense resulting from the creation of intangible assets in the Sage acquisition.

Interest Expense

Interest expense amounted to $13.6 for the year ended December 31, 2018 and $5.4 and $0.5 for the period from August 1, 2017 to December 31, 2017 and the predecessor period, respectively. The interest expense increase is largely the result of debt issuance that occurred in connection with financing the Sage acquisition as well as the amendment to the credit agreement in December 2018 to finance the First Billing Services transaction. The total long-term debt outstanding amounted to $225.5 and $144.7 for the year ended December 31, 2018 and December 31, 2017, respectively.

Key performance indicators and non-GAAP Measures

Our management uses a variety of financial and operating metrics to evaluate our business, analyze our performance, and make strategic decisions. We believe these metrics and non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as management. However, these measures are not financial measures calculated in accordance with GAAP and should not be considered as substitutes for financial measures that have been calculated in accordance with GAAP. We primarily review the following key performance indicators and non-GAAP measures when assessing our performance:

Revenue

We analyze our revenues by comparing actual revenues to our internal projections for a given period and to prior periods to assess our performance. We believe that revenues are a meaningful indicator of the demand and pricing for our services. Key drivers to change in revenues are primarily by the dollar volume, basis point spread earned, and number of transactions processed in a given period.

Payment Volume

Payment volume is defined as the total dollar amount of all payments processed by our customers through our services. Volumes for the six months ended June 30 are shown in the table below:

	For the six months ended June 30,
(in millions)	2020	2019
Payment volumes	$15,434.2	$15,430.3

The flat volume was primarily driven by the economic conditions related to COVID-19. Volumes for the years ended December 31 are shown in the table below:

	For the year ended December 31,
(in millions)	2019	2018
Payment volumes	$31,408.0	$28,924.6

The increase reflects higher payment volume resulting from new customers, same store sales growth from existing customers and, to a lesser extent, payment volume from the First Billing Services and Stewardship acquisitions.

Volumes for the period from August 1, 2017 through December 31, 2017 (Successor) and the period from January 1, 2017 to July 31, 2017 (Predecessor) are shown in the table below:

(in millions)	Period from August 1, 2017 to December 31, 2017	Period from January 1, 2017 to July 31, 2017
Payment volumes	$11,545.4	$15,749.0

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measures that represents earnings before interest expense, income taxes, depreciations, and amortization, or EBITDA and further adjustments to EBITDA to exclude certain non-cash items and other non-recurring items that management believes are not indicative of ongoing operations to come to Adjusted EBITDA.

The Company discloses EBITDA and Adjusted EBITDA in this proxy statement/prospectus because these non-GAAP measures are key measures used by its management to evaluate our business, measure its operating performance and make strategic decisions. We believe EBITDA and Adjusted EBITDA are useful for investors and others in understanding and evaluating our operations results in the same manner as its management. However, EBITDA and Adjusted EBITDA are not financial measures calculated in accordance with GAAP and should not be considered as a substitute for net income, income before income taxes, or any other operating performance measure calculated in accordance with GAAP. Using these non-GAAP financial measures to analyze our business would have material limitations because the calculations are based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. In addition, although other companies in our industry may report measures titled EBITDA and Adjusted EBITDA or similar measures, such non-GAAP financial measures may be calculated differently from how we calculate non-GAAP financial measures, which reduces their overall usefulness as comparative measures. Because of these limitations, you should consider EBITDA and Adjusted EBITDA alongside other financial performance measures, including net income and our other financial results presented in accordance with GAAP. The following table presents a reconciliation of net income to EBITDA and Adjusted EBITDA for each of the periods indicated:

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

	For the six months ended
(in millions)	June 30, 2020	June 30, 2019
Net income, (loss)	$0.0	$(3.3)
Depreciation & amortization	12.0	10.8
Tax benefit	(0.1)	(1.7)
Interest and other expense	9.3	10.4
EBITDA	21.2	16.2

Transaction-related expenses(a)	0.4	4.1
Stock based compensation(b)	0.7	0.6
Restructuring costs(c)	1.2	1.8
Discontinued service costs(d)	0.0	1.4
Management fees and expenses(e)	0.6	0.5
Sage carve-out expenses(f)	—	0.9
Other costs(g)	0.7	0.1
Total adjustments	3.6	9.4
Adjusted EBITDA	$24.8	$25.6

____________

(a)      Represents professional service fees related to business combinations such as legal fees, consulting fees, accounting advisory fees, and other costs.

(b)      Represents non-cash charges associated with stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy

(c)      Holdings incurred costs associated with restructuring plans designed to streamline operations and reduce costs including costs associated with the relocation of headquarters from Reston, VA to Atlanta, GA and certain staff restructuring charges, including severance.

(d)      Represents costs incurred to retire certain tools, applications and services that are no longer in use.

(e)      Represents advisory fees associated with the to be former control owner that we will not be required to pay after the closing of this offering. See notes to our consolidated financial statements included elsewhere in this prospectus for more information about these related party transactions.

(f)      Expenses related to carving out the entity from former Corporate owner Sage PLC including rebranding, technology implementation, consulting and transitional service agreement expenses.

(g)      Represents non-operational gains or losses, non-standard project expense, non-operational legal expense and other.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

	For the year ended
(in millions)	December 31, 2019	December 31, 2018
Net loss	$(9.0)	$(3.3)
Depreciation & amortization	22.4	18.3
Tax benefit	(2.4)	(3.9)
Interest and other expense	20.9	13.5
EBITDA	31.9	24.6

Transaction-related expenses(a)	6.9	1.0
Stock based compensation(b)	2.3	1.3
Restructuring costs(c)	4.0	1.6
Discontinued service costs(d)	2.3	2.2
Management fees and expenses(e)	1.1	1.2
Sage carve-out expenses(f)	1.0	9.5
Other costs(g)	0.8	0.8
Total adjustments	18.4	17.6
Adjusted EBITDA	$50.3	$42.2

____________

(a)      Represents professional service fees related to business combinations such as legal fees, consulting fees, accounting advisory fees, and other costs.

(b)      Represents non-cash charges associated with stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy

(c)      Holdings incurred costs associated with restructuring plans designed to streamline operations and reduce costs including costs associated with the relocation of headquarters from Reston, VA to Atlanta, GA and certain staff restructuring charges, including severance.

(d)      Represents costs incurred to retire certain tools, applications and services that are no longer in use.

(e)      Represents advisory fees associated with the to be former control owner that we will not be required to pay after the closing of this offering. See notes to our consolidated financial statements included elsewhere in this prospectus for more information about these related party transactions.

(f)      Expenses related to carving out the entity from former Corporate owner Sage PLC including rebranding, technology implementation, consulting and transitional service agreement expenses.

(g)      Represents non-operational gains or losses, non-standard project expense, non-operational legal expense and other.

Segments

We provide our services through two reportable segments 1) Integrated Solutions and 2) Payment Services. The Company’s reportable segments are the same as the operating segments.

More information about our two reportable segments:

•        Integrated Solutions — Our Integrated Solutions segment represents the delivery of our credit and debit card payment processing solutions to customers via integrations with software partners across our strategic vertical markets. Our Integrated Solutions partners include vertical focused front-end Customer Relationship Management software providers as well as back-end Enterprise Resource Planning and accounting solutions.

•        Payment Services — Our Payment Services segment represents the delivery of card payment processing solutions to our customers through resellers, as well as ACH, check, and gift card processing. Card payment processing solutions in this segment do not originate via a software integration but still utilize Paya’s core technology infrastructure. ACH, check, and gift card processing may or may not be integrated with third-party software.

The Company has not earned revenue from transactions with any other operating segments as all revenue is from external customers.

The following table shows our segment income statement data and selected performance measures for the periods indicated:

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

	For the six months ended		Change
(in millions, except for percentages)	June 30, 2020	June 30, 2019	Amount	%
Integrated Solutions
Segment revenue	$59.5	$59.8	$(0.3)	(0.5)%
Segment gross profit(1)	$31.8	$30.8	$1.0	3.2%
Segment gross profit margin	53.4%	51.5%

Payment Services
Segment revenue	$40.7	$41.8	$(1.1)	(2.6)%
Segment gross profit(1)	$19.0	$19.5	$(0.5)	(2.5)%
Segment gross profit margin	46.7%	46.7%

____________

(1)      Segment gross profit is revenue less cost of services excluding depreciation and amortization

Integrated Solutions

Revenue for the Integrated Solutions segment was $59.5 for the six months ended June 30, 2020 as compared to $59.8 for the six months ended June 30, 2019. The decrease of $0.3 was primarily driven by the decrease in payment volume for the six months ended June 30, 2020 due to the economic conditions resulting from COVID-19.

Gross profit for the Integrated Solutions segment was $31.8 resulting in a gross profit margin of 53.4% for the six months ended June 30, 2020 as compared to $30.8 with a gross profit margin of 51.5% for the six months ended June 30, 2019. The increase of $1.0, or 1.9% improvement in segment gross profit margin, was primarily driven by a decrease in revenue share due to a mix shift towards lower revenue share partners.

Payment Services

Revenue for the Payment Services segment was $40.7 for the six months ended June 30, 2020 as compared to $41.8 for the six months ended June 30, 2019. The decrease of $1.1 was primarily driven by the economic impact from COVID-19 which resulted in a mix shift towards lower rate ACH customers.

Gross profit for the Payment Services segment was $19.0 resulting in a gross profit margin of 46.7% for the six months ended June 30, 2020 as compared to $19.5 with a gross profit margin of 46.7% for the six months ended June 30, 2019, noting the margin remained flat when comparing period to period.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

	For the year ended		Change
(in millions, except for percentages)	December 31, 2019	December 31, 2018	Amount	%
Integrated Solutions
Segment revenue	$119.8	$100.3	$19.5	19.4%
Segment gross profit(1)	$62.7	$49.8	$12.9	25.9%
Segment gross profit margin	52.3%	49.7%

Payment Services
Segment revenue	$83.6	$84.8	$(1.2)	(1.4)%
Segment gross profit(1)	$39.1	$39.2	$(0.1)	(0.3)%
Segment gross profit margin	46.8%	46.2%

____________

(1)      Segment gross profit is revenue less cost of services excluding depreciation and amortization

Integrated Solutions

Revenue for the Integrated Solutions segment was $119.8 for the year ended December 31, 2019 as compared to $100.3 for the year ended December 31, 2018. The increase of $19.5 was due to an increase in payment volume and pricing optimization and partially aided by the First Billing Services and Stewardship acquisitions.

Gross profit for the Integrated Solutions segment was $62.7 resulting in a gross profit margin of 52.3% for the year ended December 31, 2019 as compared to $49.8 with a gross profit margin of 49.7% for the year ended December 31, 2018. The increase of $12.9, or 2.6% improvement in segment gross profit margin, was due to lower transaction related processing cost as a result of the acquisitions as well as a decrease in revenue share due to a mix shift towards lower revenue share partners.

Payment Services

Revenue for the Payment Services segment was $83.6 for the year ended December 31, 2019 as compared to $84.8 for the year ended December 31, 2018. The decrease of $1.2 was due to a mix shift towards lower rate ACH customers.

Gross profit for the Payment Services segment was $39.1 for the year ended December 31, 2019 as compared to $39.2 for the year ended December 31, 2018.

Year Ended December 31, 2018 Compared to Period from August 1, 2017 through December 31, 2017 (Successor) and the Period from January 1, 2017 to July 31, 2017 (Predecessor)

	Successor		Predecessor
(in millions, except for percentages)	Year ended December 31, 2018	Period from August 1, 2017 to December 31, 2017	Period from January 1, 2017 to July 31, 2017
Integrated Solutions
Segment revenue	$100.3	$39.9	$56.9
Segment gross profit(1)	$49.8	$18.7	$27.2
Segment gross profit margin	49.7%	46.9%	47.8%

Payment Services
Segment revenue	$84.8	$35.3	$50.0
Segment gross profit(1)	$39.2	$16.1	$24.1
Segment gross profit margin	46.2%	45.6%	48.2%

____________

(1)      Segment gross profit is revenue less cost of services excluding depreciation and amortization

Integrated Solutions

Revenue for the Integrated Solutions segment was $100.3 for the year ended December 31, 2018 as compared to $39.9 and $56.9 for the period from August 1, 2017 to December 31, 2017 and January 1, 2017 to July 31, 2017, respectively. These increases in 2018 compared to the 2017 periods were driven by increased payment volume.

Gross profit for the Integrated Solutions segment was $49.8 resulting in a gross profit margin of 49.7% for the year ended December 31, 2018 as compared to $18.7 and $27.2 with a gross profit margins of 46.9% and 47.8% for the period from August 1, 2017 to December 31, 2017 and January 1, 2017 to July 31, 2017, respectively. The increase of $3.9, was due to lower transaction related processing cost as well as increased volume.

Payment Services

Revenue for the Payment Services segment was $84.8 for the year ended December 31, 2018 as compared to $35.3 and $50.0 for the period from August 1, 2017 to December 31, 2017 and January 1, 2017 to July 31, 2017, respectively. These decreases in 2018 compared to the 2017 periods are driven by mix shift towards lower rate ACH.

Gross profit for the Payment Services segment was $39.2 resulting in a gross profit margin of 46.2% for the year ended December 31, 2018 as compared to $16.1 and $24.1 with a gross profit margins of 45.6% and 48.2% for the period from August 1, 2017 to December 31, 2017 and January 1, 2017 to July 31, 2017, respectively. The decrease of $1.0, was due to higher transaction related processing cost.

Liquidity and Capital Resources

Overview

We have historically sourced our liquidity requirements primarily with cash flow from operations and, when needed, with borrowings under our Credit Facilities. As of June 30, 2020, we had $24.9 of cash and cash equivalents on hand and borrowing capacity of $25.0 from our revolving Credit Facility.

The following tables present a summary of cash flows from operating, investing and financing activities for the following comparative periods.

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

	Six months ended June 30,
	2020	2019
	(in millions)
Net cash provided (used) by operating activities	$3.2	$8.1
Net cash provided (used) by investing activities	(2.5)	(3.4)
Net cash provided (used) by financing activities	(1.8)	(1.7)
Change in cash	$(1.1)	$3.0

Operating Activities

Net cash provided by operating activities decreased $4.9 to $3.2 for the six months ended June 30, 2020 compared to $8.1 for the six months ended June 30, 2019. The decrease in operating cash compared to 2019 was partially driven by the payments for professional services in preparation for the proposed transaction and the impact of COVID-19 on the operations and revenue of the company.

Investing Activities

Net cash used in investing activities decreased $0.9 to $2.5 in the six months ended June 30, 2020 from $3.4 in the six months ended June 20, 2019. We used $2.4 for capital expenditures and capitalization of internal use software along with $0.1 for purchase of customer lists in the six months ended June 30, 2020. In the six months ended June 30, 2019 we used $3.4 for capital expenditures and capitalization of internal use software.

Financing Activities

Net cash used in financing activities increased $0.1 to $1.8 for the six months ended June 30, 2020 from $1.7 for the six months ended June 30, 2019. Net cash used in financing activities for the six months ended June 30, 2020 was primarily as a result of payments on long-term debt of $1.2 and payments to GTCR parent of $0.6. For the six months ended June 30, 2019, net cash used by financing activities was primarily a result of payments on long-term debt of $1.2, payments to GTCR parent of $1.0, and capital contributions from GTCR parent of $0.5.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

	Year Ended December 31,
	2019	2018
	(in millions)
Net cash provided (used) by operating activities	$23.9	$4.8
Net cash provided (used) by investing activities	(8.1)	(66.0)
Net cash provided (used) by financing activities	(4.0)	63.1
Change in cash	$11.8	$1.9

Operating Activities

Net cash provided by operating activities increased $19.1 to $23.9 for the year ended December 31, 2019 compared to $4.8 for the year ended December 31, 2018. The increase in operating cash in 2019 was primarily driven by an increase in revenue and payment volume, partially aided by the acquisitions of First Billing Services and Stewardship.

Investing Activities

Net cash used in investing activities decreased $57.9 to $8.1 in the year ended December 31, 2019 from $66.0 in the year ended December 31, 2018. This decrease was primarily driven by amounts paid in advance related to the First Billing Services acquisition of $55.3 in the year ended December 31, 2018, $5.8 for the acquisition of Stewardship, net of cash received, partially offset by an increase in purchase of customer lists of $2.2 in the year ended December 31, 2019.

We used $5.2 for capital expenditures and capitalization of internal use software in the year ended December 31, 2019. In the year ended December 31, 2018 we used $4.6 for capital expenditures and capitalization of internal use software.

Financing Activities

Net cash provided by (used in) financing activities decreased $67.1 to a use of $4.0 for the year ended December 31, 2019 compared to cash provided by financing activities of $63.1 in the year ended December 31, 2018. This decrease was primarily due to proceeds of $85.0 related to the amendment of the credit agreement partially offset by payments of debt issuance costs and payments in advance related to subsequent First Billing Services acquisition of $22.1 in the year ended December 31, 2018.

Year Ended December 31, 2018 Compared to Period from August 1, 2017 through December 31, 2017 (Successor) and the Period from January 1, 2017 to July 31, 2017 (Predecessor)

	Year ended December 31, 2018	Period from August 1, 2017 to December 31, 2017	Period from January 1, 2017 to July 31, 2017
	(in millions)
Net cash provided (used) by operating activities	$4.8	$(9.5)	$6.3
Net cash provided (used) by investing activities	(66.0)	(239.0)	(0.0)
Net cash provided (used) by financing activities	63.1	260.7	(18.2)
Change in cash	$1.9	$12.3	$(11.9)

Operating Activities

Net cash provided by (used in) operating activities increased $14.3 to $4.8 for the year ended December 31, 2018 compared to cash used in operating activities of $9.5 for period from August 1, 2017 to December 31, 2017. Cash flow from operating activities has continued to grow as payment volume and revenue have increased. We expect cash flow from operating activities to increase going forward, as payment volumes and revenues increase.

Investing Activities

Net cash used in investing activities increased $173.0 to $66.0 in the year ended December 31, 2018 from $239.0 for period from August 1, 2017 to December 31, 2017. This increase was primarily driven by the assets and liabilities acquired from the Sage Group for the Paya acquisition of $237.8 partially offset by amounts paid in advance related to the First Billing Services acquisition of $55.3 in the year ended December 31, 2018 and $5.8 for the acquisition of Stewardship.

We used $4.6 for capital expenditures and capitalization of internal use software in the year ended December 31, 2018. In the period from August 1, 2017 to December 31, 2017 we used $1.1 for capital expenditures and capitalization of internal use software.

Financing Activities

Net cash provided by financing activities decreased $197.6 to $63.1 for the year ended December 31, 2018 compared to $260.7 in the period from August 1, 2017 to December 31, 2017. This decrease was primarily due to proceeds of $150.5 from the issuance of the term loan and capital contributions of $116.0 from GTCR parent in connection with the Paya acquisition from the Sage Group in the period from August 1, 2017 to December 31, 2017.

For the period from January 1, 2017 to July 31, 2017, cash used in financing activities was $18.2 as a result of the transfers to the Sage Group.

Indebtedness

On August 1, 2017, Paya, Inc., as borrower, and certain affiliates thereof entered into the Credit Agreement under which Paya, Inc. obtained a $150.5 term loan facility (the “Term Loan”) and a $25.0 revolving credit facility (the “Revolver”).

In December 2018, Paya, Inc. amended the Credit Agreement, and Ultra III, a wholly owned subsidiary of the Company, thereby assumed all of Paya, Inc.’s rights and obligations as “Borrower” under the Credit Agreement and related documents. Additionally, as part of the amendment, the Company incurred incremental debt, increasing the Term Loan by $85.0.

The Company makes quarterly amortization payments on the Term Loan. As of June 30, 2020, $229.9 remains outstanding under the Term Loan.

As of June 30, 2020, there is no outstanding indebtedness under the Revolver. On March 20, 2020, the Company borrowed $10.0 under the Revolver, and on March 23, 2020 the Company borrowed an additional $15.0, for an aggregate $25.0 outstanding. On June 5, 2020, the Company repaid the total outstanding amount of $25.0.

The Company’s senior secured first lien net leverage ratio, calculated pursuant to the definitions in the Credit Agreement, was 4.13x on June 30, 2020. The maximum ratio permitted by the financial covenant in the Credit Agreement is 7.25x for June 30, 2020.

On July 24, 2020, the Company amended the Credit Agreement to, among other things, extend the maturity of the Revolver to July 24, 2025 and the maturity of the Term Loan to August 1, 2027.

Contractual Obligations

The following table summarizes our contractual obligations from the balance sheet date of December 31, 2019 without giving effect to the Transactions, including this offering and concurrent private placement and the use of proceeds therefrom.

	Payments due by period
(in millions)	Total	1 year	2 – 3 years	4 – 5 years	More than 5 years
Long-term debt(a)	$231.0	$2.4	$4.7	$223.9	$—
Interest on long-term debt(b)	$63.6	$14.4	$28.3	$20.9	$—
Operating leases(c)	$4.4	$1.3	$1.1	$1.0	$1.0

____________

(a)      Reflects contractual principal payments. The Term Loan was amended on 7/24/2020 which extended the maturity from August 1, 2024 to August 1, 2027.

(b)      Reflects minimum interest payable under the Term Loan. In July 2018, the interest rate was reduced to LIBOR plus a margin of 5.25% and remained unchanged at December 31, 2019. Due to historical fluctuations in the LIBOR rate, we have assumed a LIBOR rate of 1.0% for purposes of calculating interest payable on the Term loan. Payments herein are subject to change, as payments for variable rate debt have been estimated.

(c)      We lease certain property and equipment for various periods under noncancelable operating leases.

Off-balance sheet arrangements

During the periods presented, we did not engage in any off-balance sheet financing activities other than those reflected in the notes to our consolidated financial statements included elsewhere in this prospectus.

Critical accounting policies

Our discussion and analysis of our historical financial condition and results of operations for the periods described is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these historical financial statements in conformity with U.S. GAAP requires management to make estimates, assumptions and judgments in certain circumstances that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. These estimates may change as new events occur or additional information is obtained, and we may periodically be faced with uncertainties, the outcomes of which are not within its control and may not be known for a prolonged period of time. Because the use of estimates is inherent in the financial reporting process, actual results may differ from these estimates under different assumptions or conditions. Additionally, the full impact of COVID-19 is unknown and cannot be reasonably estimated.

The following critical accounting discussion pertains to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments.

Revenue Recognition

Application of the accounting principles in U.S. GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting. Specifically, the determination of whether we are a principal to a transaction, or an agent can require considerable judgment. We have concluded that we are the agent in providing merchants access to credit card networks as we are performing this service on behalf of the principal, the card companies. In addition, we are not primarily responsible for fulfilling this promise to the customer, do not bear risk or take possession of funds to be paid to issuing banks for interchange fees, and do not have discretion in setting the price for interchange fees charged by the card companies. For all other aspects of our services provided to merchants, we determined we are the principal as we control the service being provided before transfer to the customer. Additionally, our payment processing services consist of variable consideration under a stand-ready service of distinct days of service that are substantially the same with the same pattern of transfer to the customer. The variable consideration is as a result of the number or volume of transactions to be processed. We determined to use each day as a time-based measure of progress toward satisfaction of the single performance obligation of each contract. We determined this method most accurately depicts the pattern by which services are transferred to the merchant, as performance depends on the extent of transactions processed for that merchant on a given day. Likewise, consideration to which we expect to be entitled is determined according to our efforts to provide service each day. Changes in judgments with respect to these assumptions and estimates could impact the amount of revenue recognized.

Business Combinations

Upon acquisition of a company, we determine if the transaction is a business combination, which is accounted for using the acquisition method of accounting. Under the acquisition method, once control is obtained of a business, the assets acquired, and liabilities assumed, including amounts attributed to noncontrolling interests, are recorded at fair value. We use our best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. The determination of the fair values is based on estimates and judgments made by management. Our estimates of fair value are based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable. Measurement period adjustments are reflected at the time identified, up through the conclusion of the measurement period, which is the time at which all information for determination of the values of assets acquired and liabilities assumed is received and is not to exceed one year from the acquisition date. We may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Additionally, uncertain tax positions and tax-related valuation allowances are initially recorded in connection with a business combination as of the acquisition date. We continue to collect information and reevaluate these estimates and assumptions periodically and record any adjustments to preliminary estimates to goodwill, provided we are within the measurement period. If outside of the measurement period, any subsequent adjustments are recorded to the consolidated statement of operations.

Goodwill and other intangible assets, net

Goodwill represents the premium paid over the fair value of the net tangible and identifiable intangible assets acquired in the Company’s business combinations. The Company evaluates goodwill and intangible assets in accordance with ASC 350, Goodwill and Other Intangible Assets (“ASC 350”). ASC 350 requires goodwill to be either qualitatively or quantitatively assessed for impairment annually (or more frequently if impairment indicators arise) for each reporting unit. The Company tests goodwill annually for impairment as of September 30 of each year, and at interim periods upon a potential indication of impairment, using a qualitative approach. There was no goodwill impairment recognized in any period presented in the consolidated financial statements.

Intangible assets with finite lives consist of developed technology and customer relationships and are amortized on a straight-line basis over their estimated useful lives. The Company capitalizes software development costs and website development costs incurred in accordance with ASC 350-40, Internal Use Software. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, the Company assesses the recoverability of the net book value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the asset over the remaining amortization period, the Company reduces the net book value of the related intangible asset to fair value and may adjust the remaining amortization period.

The Company evaluates its intangible assets with finite lives for indications of impairment whenever events or changes in circumstances indicate that the net book value may not be recoverable. There were no indicators of impairment identified nor was impairment recognized in intangible assets in any period presented in the consolidated financial statement.

Income taxes

As an LLC, classified as a disregarded entity for federal and most state tax purposes, GTCR Parent and its wholly owned subsidiaries Holdings and First Billing Services do not pay tax. Intermediate, Paya, Paya EFT, and Stewardship, all classified as C-corporations, pay taxes.

Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts, using currently enacted tax rates. The measurement of a deferred tax asset is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company recognizes a tax benefit for uncertain tax positions if the Company believes it is more likely than not that the position will be upheld on audit based solely on the technical merits of the tax position. The Company evaluates uncertain tax positions after the consideration of all available information.

On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”) was signed into law. The TCJA includes a number of provisions impacting the Company, including the lowering of the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018 and 100% immediate expensing for qualifying capital asset expenditures acquired and placed into service after September 27, 2017, among others.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act featured significant tax provisions and other measures to assist businesses impacted by the economic effects of the COVID-19 pandemic, a number of which impacted the Company. In particular, the CARES Act increased the 30% adjusted taxable income limitation to 50% for tax years beginning in 2019 and 2020 related to the Section 163(j) interest expense limitation provisions. Additionally, the CARES Act permitted for a delay of payment of applicable 2020 employer payroll taxes from the date of enactment through December 31, 2020 and also made a technical correction to the 2017 TCJA to provide a 15-year recovery period for qualified improvement property, thus making qualified improvement property eligible for bonus depreciation. As of December 31, 2019, the Company had an interest expense limitation tax asset of $3.2. Through the CARES Act, Holdings has recognized a portion of the benefit of the interest expense limitation tax asset in its 2019 tax return as well as in 2020 with an estimated $1.0 remaining as of December 31, 2020.

See Note 10, Income taxes, for the impact on the consolidated financial statements as a result of the TCJA and CARES Act. As of December 31, 2018, and June 30, 2020 we completed our assessment of the tax impact of the TCJA and CARES Act, respectively.

Recently Issued Accounting Pronouncements

For information regarding new accounting pronouncements, and the impact of these pronouncements on our consolidated financial statements, if any, refer to Note 1 to our consolidated financial statements for the year ended December 31, 2019 included elsewhere in this prospectus.

Quantitative and Qualitative Disclosure About Market Risk

Effects of Inflation

While inflation may impact our revenues and cost of services, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Interest Rate Risk

Our future income, cash flows and fair values relevant to financial instruments are subject to risks relating to interest rates. We are subject to interest rate risk in connection with our Credit Facilities, which have variable interest rates. The interest rates on these facilities are based on a fixed margin plus a market interest rate, which can fluctuate accordingly but is subject to a minimum rate. Interest rate changes do not affect the market value of such debt, but could impact the amount of our interest payments, and accordingly, our future earnings and cash flows, assuming other factors are held constant.

The Company utilizes derivative instruments to manage risk from fluctuations in interest rates on its term loan credit agreement. On November 16, 2017 the Company entered into an interest rate cap agreement with a notional amount of $125.0 for the initial period, reducing consistent with the required quarterly debt payments, and an effective date of December 29, 2017. The agreement terminates on December 31, 2020. The Company paid a premium of $0.2 for the right to receive payments if the LIBOR rises above the cap percentage, thus effectively ensuring interest expense is capped at a maximum rate of the cap plus 6% for the duration of the agreement. The premium is recorded in other long-term assets on the consolidated balance sheet. The interest rate cap agreement is a derivative not designated as a hedging instrument for accounting purposes.

We may incur additional borrowings from time to time for general corporate purposes, including working capital and capital expenditures.

Related Party Transactions

Contributions from GTCR Parent

In connection with the acquisition of First Billing Services, GTCR Parent contributed all of its shares in Stewardship valued at $4.0 as of the acquisition date of Stewardship to the Company as a capital contribution. Subsequent to the acquisition of First Billing Services, GTCR Parent also contributed all of its acquired membership interest in First Billing Services valued at $4.5 as of the acquisition date of First Billing Services to the Company as a capital contribution. The Company also received cash contributions from GTCR Parent in the amounts of $0.5 and $3.6 for the years ended December 31, 2019 and 2018, respectively.

Receivable from affiliate

The Company, as a wholly-owned subsidiary of GTCR Parent, funds certain transactions on behalf of its parent company that result in an intercompany receivable between the two entities. These transactions include but are not limited to, audit and tax fees and share repurchases. The Company had a related party intercompany receivable of $24.3 and $0 as of December 31, 2019 and December 31, 2018, respectively.

Advisory Agreement

The Company entered into an advisory agreement with GTCR Management XI LP, an affiliate of GTCR Parent, on August 1, 2017 for business consulting services (the “Advisory Agreement”). In exchange for those services the Company will pay GTCR management XI LP an annual advisory fee of $1.0 payable in advance in quarterly installments. The Company recorded total charges of $1.0 related to the Advisory Agreement in selling, general & administrative expenses on the consolidated statement of operations for the year ended December 31, 2019 and year ended December 31, 2018, respectively. For the 5-month period ended December 31, 2017 the Company recorded total charges of $0.4 related to the Advisory Agreement in selling, general & administrative expenses on the consolidated statement of operations. The Company recorded no related party payable — GTCR as of December 31, 2019 and 2018 on the consolidated balance sheet.

The Company reimburses GTCR Parent for expenses incurred as a result of the Acquisition and for services related to the Advisory Agreement. The Company has recorded total charges for expenses incurred of $0 and $0.4 for the year ended December 31, 2019 and year ended December 31, 2018, respectively, in selling, general & administrative expenses on the consolidated statement of operations. For the 5-month period ended December 31, 2017 the Company recorded total charges for expenses incurred of $0.2 in selling, general & administrative expenses on the consolidated statement of operations. The Company recorded no related party payable — GTCR as of December 31, 2019 and 2018 on the consolidated balance sheet.

Related party transactions — Antares

Antares is an investor in GTCR Parent and lender of the debt incurred to fund the Acquisition. As such, Antares is considered a related party. The Company recorded interest expense of $17.7, $11.9 and $4.6 in expense on the consolidated statement of operations for the years ended December 31, 2019, December 31, 2018 and for the period from August 1, 2017 to December 31, 2017, respectively. The outstanding balance of debt at December 31, 2019 recorded on the consolidated balance sheet was $226.5, net of debt issuance costs of $4.5. The Company amended the credit agreement and GTCR-Ultra III assumed all loans and commitments on December 31, 2018.

Transaction Services Agreement

The TSA provided for the continued provision of certain corporate overhead services to the Company by Sage Group and its affiliates. The services provided primarily consisted of certain accounting, information technology, human resources, and other general and administrative services associated with the Successor’s transition to a stand-alone company. The services were provided to the Successor from August 2017 through July 2018. The TSA charges are included in selling, general & administrative expenses on the consolidated statement of operations. The Company recorded total charges related to the TSA of $1.2 and $1.2 in selling, general & administrative expenses for the year ended December 31, 2018 and for the 5-month period ended December 31, 2017, respectively, on the consolidated statement of operations. The Company completed the TSA in July 2018.

Strategic Alliance Agreement

The SAA establishes the terms of the business relationship between SSI and Paya, including the servicing of existing or legacy customer relationships and the referral and acquisition of new customers; the maintenance requirements of the software; the payment details of revenue share by Paya to SSI for customer referrals; the respective parties’ IP rights; and Paya’s prospective entry into the Sage Partner Program as a Preferred Partner. to pay a percentage of net revenues to SSI depending on the type of merchant and the number of new merchants added during the period. The Company recorded expenses related to the SAA of $6.7 and $3.1 for the year ended December 31, 2018 and for the 5-month period ended December 31, 2017, respectively, in cost of services exclusive of depreciation and amortization on the consolidated statement of operations.

MANAGEMENT FOLLOWING THE BUSINESS COMBINATION

Information about Director Resignations and Appointments

Upon consummation of the Business Combination, FinTech will become a wholly owned subsidiary of Parent. Each of FinTech’s incumbent directors, Betsy Cohen, Mei-Mei Tuan, Pawneet Abramowski, Jan Hopkins Trachtman, Brittain Ezzes and Madelyn Antoncic, have advised FinTech that they will resign from FinTech board of directors upon the closing of the Business Combination.

Upon consummation of the Business Combination, Parent’s board of directors will initially consist of up to nine directors, with each director having a term that expires as described below until the applicable annual meeting of stockholders, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. Aaron Cohen will serve as the Chairman of the Board. See “— Executive Officers and Board of Directors” for biographical information for these individuals.

Status as a Controlled Company

We expect that GTCR will possess the ability to vote a majority of Parent’s outstanding voting common stock following the completion of the Merger, and as a result, we expect that Parent will be a controlled company under the NASDAQ corporate governance requirements. A controlled company need not comply with the NASDAQ corporate governance rules that require its board of directors to have a majority of independent directors and independent compensation and nominating and governance committees. Parent intends to utilize some or all of these exemptions. Notwithstanding its status as a controlled company, Parent will remain subject to the NASDAQ corporate governance requirement that requires it to have an audit committee composed entirely of independent directors. If Parent is initially a controlled company but subsequently ceases to be a controlled company, Parent will take all action necessary to comply with the NASDAQ rules, including appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period.

In certain circumstances, Parent would not be a controlled company following the consummation of the Business Transactions. If Parent is not a controlled company, Parent intends to comply with all corporate governance requirements that it otherwise would have been exempted from. In addition, if Parent is not a Controlled Company, Parent expects that its initial board of directors will consist of only eight directors (including four GTCR nominees) instead of nine directors (including five GTCR nominees).

Executive Officers and Board of Directors

The following persons are anticipated to be the executive officers and directors of Parent, which will be renamed “Paya Holdings Inc.,” following the consummation of the Business Combination:

Name	Age	Position
Jeff Hack	55	Chief Executive Officer and Director
Glenn Renzulli	41	Chief Financial Officer
Mark Engels	48	Chief Revenue Officer
Darrell Winfield	56	Chief Information Officer
Christina Scappa	50	Senior Vice President and the Head of Advanced Client Solutions and Support
Ben Weiner	30	Head of Corporate Development and Strategic Initiatives
Andrea Kando	42	Head of Product and Marketing
Aaron Cohen	44	Director
KJ McConnell	34	Director
Collin Roche	49	Director
Anna May Trala	54	Director
Stuart Yarbrough	69	Director
Jim Bonetti	42	Director
Mike Gordon	50	Director

Executive Officers

Jeff Hack.    Mr. Hack has served as Paya’s Chief Executive Officer since November 2018. Mr. Hack is an experienced executive who has spent his career building successful technology-centric financial services businesses. He brought his passion for leveraging innovative technology to deliver a world-class partner and customer experience to Paya when he joined as CEO. Under his leadership the rebranded company, which brought more than 20 years of tenured customers, quickly accelerated its technology and product roadmaps, enhanced its client implementation scale, integrated its First Billing and Stewardship acquisitions, and expanded its sales and go to market strategy with a focus on serving software providers with flexible and custom integrated payment solutions.

From February 2017 to October 2018, Mr. Hack was an advisor and investor in financial technology and data/analytics companies. From June 2017 to October 2018, Mr. Hack was a Board Member of Boost Payment Solutions, a global provider of B2B payment technologies. From September 2013 to January 2017, Mr. Hack was an Executive Vice President and Management Committee Member at First Data Corporation, a global provider of payments technology and the largest US merchant processor. Mr. Hack was an integral part of the leadership team that transformed First Data, leading to a successful IPO. During his tenure, he held various leadership roles at the firm, including serving as Chief Operating Officer of Global Business Solutions, First Data’s largest division. At First Data, Mr. Hack led the commercialization of integrated payments and software solutions to SMB clients, resulting in increased sales and retention.

Prior to First Data, Mr. Hack was Chief Operating Officer at Morgan Stanley Smith Barney from 2011 to 2013, where he was part of the new management team that led the successful integration of Smith Barney into Morgan Stanley following its acquisition from Citigroup. Prior to joining Morgan Stanley, Mr. Hack spent seven years at J.P. Morgan Chase in a variety of leadership roles as Executive Vice President and Managing Director. Among his responsibilities were leading Corporate Strategy and serving as Chief Operating Officer of J.P. Morgan’s Treasury and Securities Services businesses.

Earlier in his career, Mr. Hack spent 10 years at Smith Barney in leadership positions in product management, strategy, and finance. He served as Smith Barney’s Chief Operating Officer and Chief Financial Officer from 2000 to 2004. He previously worked at McKinsey & Company as Engagement Manager advising major financial services companies from 1991 to 1994. Mr. Hack received his MBA from Harvard Business School and a Bachelor of Science degree in Economics from The Wharton School at the University of Pennsylvania.

Glenn Renzulli.    Mr. Renzulli has served as Paya’s Chief Financial Officer since January 2019. Mr. Renzulli has experience in scaling and expediting growth in software and service businesses. As Paya’s Chief Financial Officer, he leads financial reporting, analysis, accounting, risk, and underwriting functions. Mr. Renzulli has decades of experience managing all aspects of finance teams, including financial planning and analysis, cash management, corporate development, and investor and lender relations. Prior to joining Paya Mr. Renzulli served as CFO of Opus Global, a compliance and risk management SaaS company and GTCR portfolio company, from June 2017 to January 2019. From May 2016 to June 2017, he was Chief Financial Officer for PeopleAdmin, a talent management SaaS provider serving the Education and Government sectors. From October 2015 to May 2016, he was the Chief Financial Officer of TeacherMatch, a human capital SaaS provider which was purchased by PeopleAdmin. Prior to those roles, he was the Chief Financial Officer of TCS Education System. He holds a Bachelor of Science degree in Finance from Fairfield University and is a graduate of GE’s Financial Management Program (FMP).

Mark Engels.    Mr. Engels has served as Paya’s Chief Revenue Officer since June 2019 and has more than 20 years of experience building world class sales organizations. As Chief Revenue Officer, Mr. Engels has transformed the sales and client management organizations, developing a structured and solution focused approach to deliver portfolio growth. From June 2016 to May 2019, Mr. Engels led vertical diversification and expansion into Europe and Asia Pacific for PayPal’s Hyperwallet, a global payout platform. From August 2011 to February 2016, Mr. Engels served as Executive Vice President of Business and Channel Development at SecureNet, a multi-channel payments company now part of Worldpay. Mr. Engels has also held various senior leadership roles at other leading financial technology companies. He holds both a bachelor’s degree in Managerial Economics from the University of California, Davis and an MBA from the University of Texas at Austin.

Darrell Winfield.    Mr. Winfield has served as Paya’s Chief Information Officer since January 2018 and was previously the Chief Information Officer as Sage Payment Solutions. Mr. Winfield builds high performing technology teams which deliver innovative financial technology solutions. As Paya’s Chief Information Officer, Mr. Winfield leads Paya’s software development, infrastructure, and cyber security functions. He has decades of experience in the financial technology industry, leading large-scale IT transformation across companies such as Vantiv, Global Payments, and InComm. Prior to joining Paya, Mr. Winfield founded Collective 937 Consulting, a financial technology software delivery life cycle consulting and services provider. From March 2016 to May 2017, Mr. Winfield was the Executive Director of Client Services at Lusis Payments, a software and services provider to the global retail payments industry. Prior to his financial technology roles, Mr. Winfield served as an Assistant Program Manager and Science Mission Director for the National Aeronautics and Space Administration. Mr. Winfield is a decorated flight combat veteran and previously served as a flight research officer in the US Air Force and a Major in the California Air National Guard. He holds a Bachelor of Science degree in Mechanical Engineering from Virginia Military Institute and an MBA from Embry-Riddle Aeronautical University.

Christina Scappa.    Ms. Scappa has served as a Senior Vice President and the Head of Advanced Client Solutions and Support since August 2017 and has been an operational leader at Paya, and previously Sage Payment Solutions, for more than 20 years. At Sage Payment Solutions, Ms. Scappa served as Senior Vice President, Operations from 2006 through August 2017. Ms. Scappa has deep knowledge of Paya’s partners and integrations, delivering high quality and efficient operational teams. Ms. Scappa manages all operational and service aspects of Paya’s portfolio, including implementations, technical support, partner support, client and partner on-boarding, retention, and training. Ms. Scappa is the most tenured member of the leadership team, with years of experience serving Paya’s customers, and building the teams critical to ensuring partner success. She holds a Bachelor of Science degree from George Mason University.

Andrea Kando.    Ms. Kando has served as Paya’s Head of Product, Marketing, and Communications at Paya since May 2019. She builds exceptional end to end partner and client experiences to bring differentiated solutions to market. Ms. Kando manages Paya’s solution portfolio, oversees the company’s marketing assets, and champions client and employee engagement. Prior to joining Paya, she spent fourteen years at First Data Corporation, most recently as Vice President of Commercialization and Client Experience from May 2015 to May 2019. Ms. Kando’s experience includes progressive leadership roles within product, customer service, operations, and strategic program management within First Data, Toysrus.com and Airborne Express (now DHL). She holds a Bachelor of Science from Marymount College at Fordham University.

Ben Weiner.    Mr. Weiner has served as Head of Corporate Development and Strategic Initiatives at Paya since August 2017. Mr. Weiner focuses on developing Paya’s core organic and inorganic strategies, leveraging industry and vertical expertise. As Head of Corporate Development and Strategic Initiatives, Mr. Weiner leads several of Paya’s core business units, M&A and strategic partnerships, sales operations, firm-wide pricing, and facilitates Paya’s expansion of solutions into new and existing markets. Mr. Weiner previously worked at GTCR from July 2014 to August 2017 evaluating investment opportunities across the payments space. He holds a Bachelor of Business Administration degree from the Ross School of Business at the University of Michigan.

Directors

Aaron Cohen.    Mr. Cohen joined GTCR in 2003 and currently serves as a Managing Director of the firm. He previously worked at Hicks, Muse, Tate & Furst and in the Mergers & Acquisitions group of Salomon Smith Barney. He holds a bachelor’s degree in accountancy with high honors from the University of Illinois at Urbana–Champaign. Mr. Cohen is a Certified Public Accountant.

Mr. Cohen previously played an instrumental role in GTCR’s investments in Prestige Brands, a publicly-listed company.

We determined that Mr. Cohen’s directorship experience with similar companies, deep accounting background, and extensive experience in the financial services, technology and payments industries qualifies him to serve as a director on the Board of Directors.

KJ McConnell.    Mr. McConnell joined GTCR in 2014 and is currently a Principal with the firm. Prior to joining GTCR, Mr. McConnell worked as an Associate at TPG Capital and as an Analyst in the Financial Institutions group at Goldman Sachs. He holds an MBA from Harvard Business School, where he was a Baker Scholar, and a bachelor’s degree in finance with highest honors from the Indiana University Kelley School of Business.

We determined that Mr. McConnell’s directorship experience with similar companies and extensive experience in the financial services, technology and payments industries qualifies him to serve as a director on the Board of Directors.

Collin Roche.    Mr. Roche has been with GTCR since 1996 and currently serves as a Managing Director of the firm. Prior to joining GTCR, Mr. Roche was an Associate at EVEREN Securities in Chicago and an Analyst with Goldman, Sachs & Company in New York. He holds an MBA from Harvard Business School, where he was a Baker Scholar and Henry Ford II Scholar, and a bachelor’s degree in political economy with honors from Williams College.

Mr. Roche is head of the Financial Services & Technology group at GTCR. Mr. Roche was previously a director of GTCR public company investments including PrivateBancorp, Syniverse, Transaction Network Services and VeriFone.

We determined that Mr. Roche’s extensive public company experience, directorship experience with similar companies, and extensive experience in the financial services, technology and payments industries qualifies him to serve as a director on the Board of Directors.

Anna May Trala.    Ms. Trala has served as GTCR’s Chief Financial Officer since 2003 and currently serves as a Managing Director of the firm. She was previously a partner in the Transaction Advisory Services group at Ernst & Young. While at Ernst & Young, Ms. Trala was involved in more than 100 transactions in multiple sectors, including transaction processing, IT services, healthcare, and education. She holds a Bachelor of Science in accounting from Goldey Beacom College and is a CPA.

We determined that Ms. Trala’s expertise in public accounting and corporate finance and extensive experience in the financial services industry qualifies her to serve as a director on the Board of Directors.

Stuart Yarbrough.    Stuart’s professional experience includes over 20 years in public accounting, primarily with Ernst & Young and BDO Seidman, LLP. Since June 2008, Mr. Yarbrough has been a private investor. From February 2007 through its final distributions during June 2008, Mr. Yarbrough served as the chief executive officer of 3Point Capital Partners, a private equity firm. From 1994 through February 2007, Mr. Yarbrough was a principal at CrossHill Financial Group Inc., a company he co-founded, which provided investment banking services and venture debt financing to growth companies. Mr. Yarbrough previously served on the board of directors of Solera Holdings, Inc., Cision Ltd. and DigitalNet Holdings, Inc., as well as several other public companies. Mr. Yarbrough has a bachelor’s degree in management sciences from Duke University.

We determined Mr. Yarbrough’s expertise in public accounting and corporate finance and directorship experience with public companies, including service on audit and other board of directors committees, qualifies him to serve as a director on the Board of Directors.

Jim Bonetti.    Mr. Bonetti joined GTCR in April 2017 and is currently a Managing Director of the firm. Prior to joining GTCR, Mr. Bonetti was a Managing Director and Co-Head of the North American Leveraged & Acquisition Finance Group at Morgan Stanley and was a member of the Capital Commitment Committee and the Global Capital Markets Operating Committee. Mr. Bonetti also functioned as the Head of the North American Syndicate Desk. Prior to Morgan Stanley, he was an analyst in the Equity Capital Markets and Asset Management Groups at Goldman, Sachs & Co. Mr. Bonetti holds an MBA from the Harvard Business School and a BS in Business Administration summa cum laude from Northeastern University.

Mr. Bonetti is head of GTCR’s Capital Markets Group. In this role, Mr. Bonetti leads the firm’s capital markets activities as part of the transaction teams and manages key financing and banking relationships.

We determined that Mr. Bonetti’s [expertise in corporate finance and extensive experience in the financial services industry] qualifies him to serve as a director on the Board of Directors.

Mike Gordon.    Mr. Gordon served as Chief Executive Officer of Callcredit Information Group from 2014 to 2019. Since completing his tenure at Callcredit, Mr. Gordon has actively worked as a non-executive director on several companies in the United States and United Kingdom, including Constructionline, Zoopla/Hometrack, FinTech and ArisGlobal. Prior to joining Callcredit Mr. Gordon spent nine years in a range of senior leadership roles at FICO (NYSE: FICO) joining in 2005 as Vice President — Global Insurance Industry Lead and was promoted to additional positions including FICO’s Vice President and Managing Director for EMEA and Executive Vice President of Sales, Services and Marketing. Prior to joining FICO in 2005, Mr. Gordon spent more than 13 years in the financial services industry. As a vice president at Capgemini (formerly Ernst & Young Consulting LLP), Mr. Gordon provided strategic and operational solutions to banking and insurance providers, and he led the Insurance Centre of Excellence and Solutions. Mr. Gordon has a BS in Industrial Engineering/Operations Research from Northwestern University and an MBA in Finance and Business Economics from The University of Chicago Graduate School of Business.

We determined that Mr. Gordon’s extensive public company experience, directorship experience with similar companies, and extensive experience in the financial services and payments industries qualifies him to serve as a director on the Board of Directors.

Director Independence

NASDAQ listing standards require that a majority of the board of directors of a company listed on NASDAQ be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Parent’s board of directors has determined that [•] are independent directors under the NASDAQ rules and Rule 10A-3 of the Exchange Act. In making these determinations, Parent’s board of directors considered the current and prior relationships that each non-employee director has with FinTech and will have with Parent and all other facts and circumstances its board of directors deemed relevant in determining independence, including the beneficial ownership of FinTech common stock and Parent common stock by each non-employee director, and the transactions involving them described in the section entitled “Certain Relationships and Related Transactions.”

Classified Board of Directors

Parent’s directors will be divided into three classes designated as Class I, Class II and Class III. At Parent’s 2021 annual meeting of shareholders, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At Parent’s 2022 annual meeting of shareholders, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At Parent’s 2023 annual meeting of shareholders, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of shareholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Committees of the Board of Directors

Following the closing of the Business Combination, the standing committees of Parent’s board of directors will consist of an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The expected composition of each committee following the Business Combination is set forth below.

Audit Committee

Upon consummation of the Business Combination, Parent’s Audit Committee will be composed of Stuart Yarbrough, Mike Gordon and [•], with Mr. Yarbrough serving as chair of the committee. We intend to comply with the audit committee requirements of the SEC and NASDAQ. If we are a controlled company, NASDAQ requires that the Audit Committee be composed of at least one independent director at the closing, a majority of independent directors within 90 days following closing and all independent directors within closing. If we are not a controlled company upon the consummation of the Business Combination, we will be required to have a completely independent committee. We anticipate that, prior to the completion of this offering, our Board will determine that

Mr. Yarbrough, [•] and [•] meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of NASDAQ. We anticipate that, prior to our completion of this offering, our Board will determine that Mr. Yarbrough is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of NASDAQ. The Audit Committee’s responsibilities will include:

•        appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•        pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•        review our policies on risk assessment and risk management;

•        reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•        reviewing the adequacy of our internal control over financial reporting;

•        establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•        recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•        monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•        preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•        reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•        reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

Compensation Committee

Compensation Committee

Upon consummation of the Business Combination, Parent’s Compensation Committee will be composed of Stuart Yarbrough, Mike Gordon, [•], Aaron Cohen and Collin Roche, with Mike Gordon serving as chairman of the committee. The Compensation Committee’s responsibilities upon completion of this offering will include:

•        annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•        evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•        reviewing and approving the compensation of our other executive officers;

•        appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•        conducting the independence assessment outlined in NASDAQ rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•        annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of NASDAQ;

•        reviewing and establishing our overall management compensation, philosophy and policy;

•        overseeing and administering our compensation and similar plans;

•        reviewing and making recommendations to our Board with respect to director compensation; and

•        reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

Nominating and Corporate Governance Committee

Upon consummation of the Business Combination, Parent’s Nominating and Corporate Governance Committee will be composed of Stuart Yarbrough, Mike Gordon, [•], Aaron Cohen and Collin Roche, with [•] serving as chairman of the committee. The Nominating and Corporate Governance Committee’s responsibilities upon completion of this offering will include:

•        developing and recommending to our Board criteria for board and committee membership;

•        subject to the rights of the Lead Sponsors under the Director Nomination Agreement, identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•        developing and recommending to our Board best practices and corporate governance principles;

•        developing and recommending to our Board a set of corporate governance guidelines; and

•        reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board.

Code of Conduct and Ethics

Following the consummation of the Business Combination, Parent will adopt a code of conduct and ethics that will apply to its directors, officers and employees in accordance with applicable federal securities laws, a copy of which will be available on Parent’s website at www.paya.com. Parent will make a printed copy of the code of conduct and ethics available to any stockholder who so requests. Following the Business Combination, requests for a printed copy may be directed to: 303 Perimeter Center North Suite 600, Atlanta, Georgia 30346, Attention: Secretary.

If Parent amends or grants a waiver of one or more of the provisions of its code of ethics, it intends to satisfy the requirements under Item 5.05 of Item 8-K regarding the disclosure of amendments to or waivers from provisions of its code of ethics that apply to its principal executive officer, principal financial officer and principal accounting officer by posting the required information on Parent’s website at www.paya.com. The information on this website is not part of this proxy statement/prospectus.

Officer and Director Compensation Following the Business Combination

Overview

Following the closing of the Business Combination, we expect Parent to adopt an executive compensation program that is consistent with Paya’s existing compensation policies and philosophies, which are designed to align compensation with Paya’s business objectives and the creation of stockholder value, while enabling Paya to attract, motivate and retain individuals who contribute to the long-term success of Paya. See “Information About Paya — Paya Executive Compensation — Overview.”

Paya’s compensation policies and philosophies are designed to align compensation with Paya’s business objectives and the creation of stockholder value, while enabling Paya to attract, motivate and retain individuals who contribute to the long-term success of Paya. Paya believes its executive compensation program must be competitive in order to attract and retain executive officers. Paya seeks to implement compensation policies and philosophies by linking a significant portion of executive officers’ cash compensation to performance objectives and by providing a portion of their compensation as long-term incentive compensation in the form of equity awards.

Decisions on the executive compensation program will be made by a compensation committee of the board of directors (the “Compensation Committee”) following the closing of the Business Combination. The following discussion is based on the present expectations as to the executive compensation program to be adopted by the Compensation Committee. The executive compensation program actually adopted will depend on the decisions of the members of the Compensation Committee and may differ from that set forth in the following discussion.

We anticipate that compensation for Parent’s executive officers will have three primary components: base salary, an annual cash incentive bonus and long-term incentive-based compensation in the form of stock-based awards. We anticipate that decisions regarding executive compensation will reflect the belief that the executive compensation program must be competitive in order to attract and retain executive officers. We anticipate that the Compensation Committee may develop formal or informal policies or guidelines for allocating compensation between long-term and currently paid compensation, between cash and non-cash compensation, and among different forms of compensation.

Base Salaries

We expect that the Named Executive Officers’ base salaries in effect prior to the Business Combination will continue as described under “Information about Paya — Paya Executive Compensation,” and be reviewed annually by the Compensation Committee based upon advice and counsel of its advisors.

Annual Bonuses

We expect that Parent will continue to use annual cash incentive bonuses for the Named Executive Officers to tie a portion of their compensation to financial and operational objectives achievable within the applicable fiscal year. We expect that, near the beginning of each year, the Compensation Committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the Named Executive Officers. Following the end of each year, the Compensation Committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the Named Executive Officers. Annual cash incentive bonuses will be under review following the consummation of the Business Combination and subject to change to reflect Paya’s new public company status.

Stock-Based Awards

We expect Parent to use stock-based awards to reward long-term performance of the Named Executive Officers. Paya believes that stock-based awards will align the incentives of its Named Executive Officers with the interests of its stockholders and serve to motivate and retain the individual Named Executive Officers. Stock-based awards will be awarded under the Omnibus Plan, which has been adopted by our board of directors (our “Board”) and is being submitted to our stockholders for approval at the special meeting. For a description of the Omnibus Plan, please see “Proposal No. 3 — The Incentive Plan Proposal — Summary of the Material Terms of the Omnibus Plan.”

Other Compensation

We expect Parent to continue to maintain various employee benefit plans, including medical, dental, disability, life insurance and 401(k) plans, in which the Named Executive Officers will participate.

Director Compensation

[We expect that the compensation program for non-employee directors of Parent will be determined following the closing of the Business Combination.]

DESCRIPTION OF SECURITIES

General

Upon the consummation of the Business Combination, Parent’s authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of undesignated preferred stock, par value $0.0001 per share. As of [•], 2020, Parent had [•] shares of common stock outstanding held by [•] shareholders of record and no shares of preferred stock outstanding. Upon the consummation of the Business Combination, Parent expects to have [•] shares of Parent common stock outstanding and expects to have no shares of preferred stock outstanding. The following description of Parent capital stock is intended as a summary only and is qualified in its entirety by reference to Parent certificate of incorporation and bylaws to be in effect upon the consummation of the Business Combination, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law (“DGCL”).

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as Parent’s Board may determine from time to time. Holdings, Ultra III, and certain of their subsidiaries’ ability to pay dividends are limited by certain provisions of the Credit Agreement, and as a result Parent’s ability to pay dividends may be restricted.

Voting Rights

Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of shareholders. Holders of shares of Parent’s common stock shall have no cumulative voting rights.

Preemptive Rights

Parent’s common stock will not be entitled to preemptive or other similar subscription rights to purchase any of Parent’s securities.

Conversion or Redemption Rights

Parent’s common stock will be neither convertible nor redeemable.

Liquidation Rights

Upon Parent’s liquidation, the holders of Parent’s common stock will be entitled to receive pro rata Parent’s assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Parent’s Board may, without further action by Parent’s shareholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of Parent’s common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of Parent’s liquidation before any payment is made to the holders of shares of Parent’s common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Parent’s securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, Parent’s Board, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of Parent’s common stock and the market value of Parent’s common stock.

Warrants

Public Warrants

Upon consummation of the Business Combination, each whole warrant of FinTech will automatically entitle the registered holder to purchase one whole share of Parent’s common stock at a price of $[11.50] per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of our Business Combination. Pursuant to the warrant agreement, a warrantholder may exercise its warrants only for a whole number of shares of common stock. This means that only a whole warrant may be exercised at any given time by a warrantholder. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Parent’s common stock pursuant to the exercise for cash of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Parent’s common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of Parent’s common stock upon exercise of a warrant unless Parent’s common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt from the registration or qualifications requirements of the securities laws of the state of residence of the registered holder of the warrants. Notwithstanding the foregoing, if a registration statement covering the shares of Parent’s common stock issuable upon exercise of the public warrants has not been declared effective by the end of 60 business days following the closing of our Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

We have agreed that as soon as practicable, but in no event later than 20 business days after the closing of our Business Combination, we will use our reasonable best efforts to file with the SEC, and within 60 business days following our Business Combination to have declared effective, a registration statement covering the issuance of the shares of Parent’s common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Parent’s common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Parent’s common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of our Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if Parent’s common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, Parent may call the warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the reported last sale price of the Parent’s common stock (or the closing bid price of Parent’s common stock in the event shares of Parent’s common stock are not traded on any specific day) equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by Parent, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Parent’s common stock may fall below the $[18.00] redemption trigger price as well as the $[11.50] (for whole shares) warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Parent’s common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Parent’s common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Parent’s common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Parent’s common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Parent’s common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our Business Combination. If we call our warrants for redemption and our management does not take advantage of this option, our sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of [9.8]% (or such other amount as a holder may specify) of the shares of Parent’s common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Parent’s common stock is increased by a stock dividend payable in shares of Parent’s common stock, or by a split-up of shares of Parent’s common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Parent’s common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Parent’s common stock. A rights offering to holders of Parent’s common stock entitling holders to purchase shares of Parent’s common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Parent’s common stock equal to the product of (i) the number of shares of Parent’s common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Parent’s common stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Parent’s common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Parent’s common stock, in determining the price payable for Parent’s common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Parent’s common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Parent’s common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Parent’s common stock on account of such shares of Parent’s common stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Parent’s common stock in connection with a proposed Business Combination, (d) to satisfy the redemption rights of the holders of Parent’s common stock in connection with a stockholder vote to amend our amended and restated certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of our Parent’s common stock if we do not complete Business Combination by November 20, 2020, or (e) in connection with the redemption of our public shares upon our failure to complete our Business Combination , then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Parent’s common stock in respect of such event.

If the number of outstanding shares of our Parent’s common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Parent’s common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Parent’s common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Parent’s common stock.

Whenever the number of shares of Parent’s common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Parent’s common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Parent’s common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Parent’s common stock (other than those described above or that solely affects the par value of such shares of Parent’s common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Parent’s common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our Parent’s common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Parent’s common stock in such a transaction is payable in the form of Parent’s common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Parent’s common stock and any voting rights until they exercise their warrants and receive shares of Parent’s common stock. After the issuance of shares of Parent’s common stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

Warrants may be exercised only for a whole number of shares of Parent’s common stock. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Parent’s common stock to be issued to the warrant holder.

Anti-Takeover Effects of Parent’s Certificate of Incorporation and Parent’s Bylaws

Parent’s certificate of incorporation, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of Parent’s Board. These provisions are intended to avoid costly takeover battles, reduce Parent’s vulnerability to a hostile change of control and enhance the ability of Parent’s Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.

These provisions include:

Classified Board

Parent’s certificate of incorporation will provide that Parent’s Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of Parent’s Board will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of Parent’s Board. Parent’s certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by Parent’s Board. Upon completion of this offering, Parent expects that Parent’s Board will have nine members. See the sections entitled “Proposal No. 5 — The Controlled Company Director Proposal” and “Proposal No. 6 — The Alternative Director Election Proposal.”

Shareholder Action by Written Consent

Parent’s certificate of incorporation will preclude shareholder action by written consent at any time when Ultra beneficially owns, in the aggregate, less than 35% in voting power of the stock of the Company entitled to vote generally in the election of directors.

Special Meetings of Shareholders

Parent’s certificate of incorporation and bylaws will provide that, except as required by law, special meetings of Parent’s shareholders may be called at any time only by or at the direction of Parent’s Board or the chairman of Parent’s Board; provided, however, at any time when Ultra beneficially owns, in the aggregate, at least 35% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of Parent’s shareholders shall also be called by Parent’s Board or the chairman of Parent’s Board at the request of Ultra. Parent’s bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Advance Notice Procedures

Parent’s bylaws will establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of Parent’s shareholders, including proposed nominations of persons for election to Parent’s Board; provided, however, at any time when Ultra beneficially owns, in the aggregate, at least 10% in voting power of the stock of the Company entitled to vote generally in the election of directors, such advance notice procedure will not apply to Ultra. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of Parent’s Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given Parent’s Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the bylaws will not give Parent’s Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. [These provisions do not apply to nominations by Ultra pursuant to the Director Nomination Agreement.] See “Certain Relationships and Related Party Transactions — Related Party Transactions — Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Removal of Directors; Vacancies

Parent’s certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Ultra beneficially owns, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66⅔% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, Parent’s certificate of incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on Parent’s Board that results from an increase in the number of directors and any vacancies on Parent’s Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director.

Supermajority Approval Requirements

Parent’s certificate of incorporation and bylaws will provide that Parent’s Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, Parent’s bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and Parent’s certificate of incorporation. For as long as Ultra beneficially owns, in the aggregate, at least 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of Parent’s bylaws by Parent’s shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of Parent’s stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when Ultra beneficially owns, in the aggregate, less than 50% in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of Parent’s bylaws by Parent’s shareholders will require the affirmative vote of the holders of at least 66⅔% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Parent’s certificate of incorporation will provide that at any time when Ultra beneficially owns, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in Parent’s certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66⅔% (as opposed to a majority threshold that would apply if Ultra beneficially owns, in the aggregate, 50% or more) in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•        the provision requiring a 66⅔% supermajority vote for shareholders to amend Parent’s bylaws;

•        the provisions providing for a classified board of directors (the election and term of Parent’s directors);

•        the provisions regarding resignation and removal of directors;

•        the provisions regarding entering into business combinations with interested shareholders;

•        the provisions regarding shareholder action by written consent;

•        the provisions regarding calling special meetings of shareholders;

•        the provisions regarding filling vacancies on Parent’s Board and newly created directorships;

•        the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•        the provision requiring exclusive forum in Delaware; and

•        the amendment provision requiring that the above provisions be amended only with a 66⅔% supermajority vote.

Parent’s certificate of incorporation will provide that the provision on competition and corporate opportunity be amended only with an 80% supermajority vote.

The combination of the classification of Parent’s Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for Parent’s existing shareholders to replace Parent’s Board as well as for another party to obtain control of us by replacing Parent’s Board. Because Parent’s Board has the power to retain and discharge Parent’s officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

Authorized but Unissued Shares

Parent’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable Parent’s Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Parent’s management and possibly deprive Parent’s shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

Upon completion of this offering, Parent will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.

Parent will opt out of Section 203; however, Parent’s certificate of incorporation will contain similar provisions providing that Parent may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:

•        prior to such time, Parent’s Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•        upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of Parent’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•        at or subsequent to that time, the business combination is approved by Parent’s Board and by the affirmative vote of holders of at least 66⅔% of Parent’s outstanding voting stock that is not owned by the interested shareholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with Parent’s Board because the shareholder approval requirement would be avoided if Parent’s Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in Parent’s Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Parent’s certificate of incorporation will provide that Ultra, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, Parent’s shareholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Shareholders’ Derivative Actions

Under the DGCL, any of Parent’s shareholders may bring an action in Parent’s name to procure a judgment in Parent’s favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of Parent’s shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Parent’s certificate of incorporation will provide that, unless Parent consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on Parent’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of Parent’s directors, officers or other employees to us or Parent’s shareholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, Parent’s certificate of incorporation or Parent’s bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of Parent’s capital stock will be deemed to have notice of and to have consented to the provisions of Parent’s certificate of incorporation described above. Although Parent believes these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or Parent’s directors and officers.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Parent’s certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that Parent has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of Parent’s officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are Parent’s or Parent’s subsidiaries’ employees. Parent’s certificate of incorporation will provide that, to the fullest extent permitted by law, none of Ultra or any director who is not employed by us (including any non-employee director who serves as one of Parent’s officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which Parent’s or Parent’s affiliates now engage or propose to engage or (2) otherwise competing with Parent’s or Parent’s affiliates. In addition, to the fullest extent permitted by law, in the event that Ultra or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or Parent’s affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of Parent’s affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Parent’s certificate of incorporation will not renounce Parent’s interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless Parent would be permitted to undertake the opportunity under Parent’s certificate of incorporation, Parent has sufficient financial resources to undertake the opportunity, and the opportunity would be in line with Parent’s business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Parent’s certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and Parent’s shareholders, through shareholders’ derivative suits on Parent’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Parent’s bylaws will provide that Parent must indemnify and advance expenses to Parent’s directors and officers to the fullest extent authorized by the DGCL. Parent also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for Parent’s directors, officers and certain employees for some liabilities. Parent believes that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in Parent’s certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and Parent’s shareholders. In addition, your investment may be adversely affected to the extent Parent pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of Parent’s directors, officers or employees for which indemnification is sought.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of Parent’s common stock or warrants for at least six months would be entitled to sell his, her or its securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) Parent is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as Parent was required to file reports) preceding the sale. However, Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. Rule 144 does include an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the initial holders and purchasers of placement units will be able to sell their founder shares, placement shares, placement warrants and warrants that may be issued on conversion of loans by our Sponsor, members of our management team or any of their respective affiliates or other third parties (and shares issued upon their exercise), as applicable, pursuant to and in accordance with Rule 144 without registration one year after Parent has completed our initial business combination. However, if they remain one of our affiliates, they will only be permitted to sell a number of securities that does not exceed the greater of:

•        1% of the total number of shares of common stock then outstanding, which was 442,875 shares on the record date; or

•        the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by Parent’s affiliates under Rule 144 would also limited be limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

As of the date of this proxy statement/prospectus, we had 44,287,500 shares of our common stock outstanding. Of these shares, the 34,500,000 shares of Class A common stock sold in our IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144. All of the 8,857,500 founder shares, 930,000 placement shares and 465,000 placement warrants are restricted securities under Rule 144 because they were issued in private transactions not involving a public offering.

As of the date of this proxy statement/prospectus, there are 17,715,000 warrants outstanding to purchase our Class A common stock, consisting of 17,250,000 public warrants originally sold as part of units in our IPO and 465,000 placement warrants in the private placement. Parent has agreed to use reasonable best efforts to file a registration statement with respect to the Class A common stock issuable upon exercise of the public warrants. See “— Registration Rights” below for additional information.

Registration Rights

The holders of the founder shares, placement units (including securities contained therein) and warrants that may be issued upon conversion of working capital loans (and any shares of Class A common stock issuable upon the exercise of the placement warrants or warrants issued upon conversion of the working capital loans) have been granted registration rights in connection with our IPO as described under “Certain Relationships and Related Transactions — FinTech Related Person Transactions.”

Parent has agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial business combination, Parent will use our reasonable best efforts to file with the SEC, and within 60 business days following our initial business combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement.

Upon closing of the Business Combination Parent will also enter into the Registration Rights Agreement pursuant to which Seller, Blocker Seller and certain of our existing stockholders will be granted registration rights with respect to shares of Parent common stock as described under “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Additional Agreements — Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for Parent’s common stock is Continental Stock Transfer & Trust Company. The transfer agent’s address is 1 State Street, 30th Floor, New York, New York 1004.

Listing

Parent intends to apply for listing, to be effective at the time of the business combination, of Parent’s common stock on NASDAQ under the symbol “PAYA”.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of July 31, 2020 (prior to the Business Combination) and the expected beneficial ownership of Parent common stock immediately following consummation of the Business Combination by:

•        each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) who is or expected to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•        each of our current Named Executive Officers and directors;

•        each person who will become a Named Executive Officer or a director of Parent upon consummation of the Business Combination;

•        all of our current executive officers and directors as a group; and

•        all of Parent’s executive officers and directors as a group after the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Shares of common stock issuable pursuant to options or warrants are deemed to be outstanding for purposes of computing the beneficial ownership percentage of the person or group holding such options or warrants but are not deemed to be outstanding for purposes of computing the beneficial ownership percentage of any other person.

The beneficial ownership of our common stock prior to the Business Combination is based on 44,287,500 shares of common stock issued and outstanding as of July 31, 2020, of which 35,430,000 shares were Class A common stock and 8,857,500 shares were Class B common stock.

The expected beneficial ownership of Parent common stock following the Business Combination is based on an expected [•] shares of common stock issued and outstanding following the Business Combination, which assumes that (i) none of our public shares are redeemed in connection with the Business Combination, and (ii) 48.0 million shares of Parent common stock are issued as partial consideration in the Business Combination. If public shares are redeemed in connection with the Business Combination, the beneficial ownership percentages following the Business Combination set forth in the table below will be higher.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them.

	Prior to the Business Combination		Following the Business Combination
Name and Address of Beneficial Owners	Number of Shares	Percentage	Number of Shares	Percentage
Directors and Executive Officers Pre-Business Combination:(1)
Betsy Z. Cohen	—	—
Daniel G. Cohen	—	—
James J. McEntee, III	—	—
Mei-Mei Tuan	27,208	*
Pawneet Abramowski	27,208	*
Jan Hopkins Trachtman	27,208	*
Brittain Ezzes	27,208	*
Madelyn Antoncic	27,208	*
All directors and executive officers as a group (pre-Business Combination) (eight individuals)	136,040	*		%

	Prior to the Business Combination		Following the Business Combination
Name and Address of Beneficial Owners	Number of Shares	Percentage	Number of Shares	Percentage
Directors, Nominees and Executive Officers Post-Business Combination:(2)		—
Jeff Hack	—	—
Glenn Renzulli	—	—
Mark Engels	—	—		%
Darrell Winfield	—	—		%
Christina Scappa	—	—		%
Ben Weiner	—	—		%
Andrea Kando	—	—
Aaron Cohen	—	—		%
KJ McConnell	—	—
Collin Roche	—	—
Anna May Trala	—	—
Stuart Yarbrough	—	—
Jim Bonetti	—	—
Mike Gordon	—	—
All directors and executive officers as a group (post-Business Combination) ([—] individuals)	—			%

5% or Greater Beneficial Owners:
Magnetar Financial LLC(3)	2,700,000	6.1%		%
Angelo, Gordon & Co., L.P.(4)	2,000,000	4.5%		%
FinTech Investor Holdings III, LLC(5)(6)	2,275,130	5.1%		%
3FIII, LLC(5)(6)	2,608,832	5.9%		%
FinTech Masala Advisors, LLC(5)(6)	4,667,498	10.5%		%
GTRC Ultra Holdings I, LLC(7)	—	—		%
%
%
%
%
%

____________

*        Less than 1 percent.

(1)      Unless otherwise noted, the business address of each of the directors and executive officers prior to the Business Combination is c/o FinTech Acquisition Corp. III, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

(2)      Unless otherwise noted, the business address of each of the directors and executive officers following the Business Combination is: 303 Perimeter Center North Suite 600, Atlanta, Georgia 30346.

(3)      Based on information contained in a Schedule 13G filed on February 14, 2019, Magnetar Financial LLC (“Magnetar Financial”) shares voting and investment power with the following entities and persons: Magnetar Capital Partners LP (“Magnetar Capital Partners”) (2,700,000 shares); Supernova Management LLC (“Supernova”) (2,700,000 shares); and Alex N. Litowitz (2,700,000 shares). Magnetar Financial serves as the investment adviser to the Magnetar Funds (Magnetar Constellation Fund II, Ltd (432,000 shares), Magnetar Constellation Master Fund, Ltd (1,350,000 shares), Magnetar Capital Master Fund Ltd (108,000 shares), Magnetar Xing He Master Fund Ltd (621,000 shares), Magnetar SC Fund Ltd (81,000 shares) and Magnetar Structured Credit Fund, LP (108,000 shares)), and as such, Magnetar Financial exercises voting and investment power over the common shares held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova is the general partner of Magnetar Capital Partners. The manager of Supernova is Mr. Litowitz. The business address of each reporting person is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(4)      Based on information contained in a Schedule 13G/A filed on February 14, 2019, Angelo, Gordon & Co., L.P. (“Angelo, Gordon”) shares voting and investment power with Michael L. Gordon (2,000,000 shares). Angelo, Gordon acts as the investment adviser for a private investment fund that holds the shares. Mr. Gordon is the managing member of JAMG

LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and the chief executive officer of Angelo, Gordon. The business address of each reporting person is 245 Park Avenue, New York, New York 10167.

(5)      FinTech Investor Holdings III, LLC (“Holdings III”) is the direct beneficial owner of 1,850,130 shares of our Class B common stock. 3FIII is the direct beneficial owner of 2,203,832 shares of our Class B common stock. Sponsor is the direct beneficial owner of 4,667,498 shares of our Class B common stock. The shares of Class B common stock held by the Sponsor will automatically convert into shares of Class A common stock at the time of our initial business combination on a one-for-one basis, subject to certain adjustments described in our charter documents. Also includes 425,000 placement shares held by Holdings III and 405,000 placement shares held by 3FIII.

(6)      Cohen Sponsor Interests III, LLC is the manager of each of the Sponsors. FinTech Masala, LLC is the sole member of Cohen Sponsor Interests III, LLC. FinTech Masala Holdings, LLC is the sole member of FinTech Masala, LLC. FinTech Masala Holdings, LLC is in turn managed by its members, none of which is deemed a beneficial owner of our securities held by FinTech Masala Holdings, LLC based on the so-called “rule of three.” As a result of the foregoing, each of Cohen Sponsor Interests III, LLC, FinTech Masala, LLC and FinTech Masala Holdings, LLC shares voting and investment power over the shares of our common stock held directly by the Sponsor.

(7)      Represents holdings of Seller upon consummation of the Business Combination. Voting and dispositive power with respect to the shares of Parent common stock held by Seller is exercised by GTCR Investment XI LLC. Decisions of GTCR Investment XI LLC are made by a vote of a majority of its directors, and, as a result, no single person has voting or dispositive authority over such securities. Messrs. [David A. Donnini, Collin E. Roche, Craig A. Bondy, Constantine S. Mihas, Mark M. Anderson, Aaron D. Cohen, Sean L. Cunningham, and Benjamin J. Daverman] are each managing directors of GTCR LLC, which provides management services to GTCR Investment XI LLC and each disclaims beneficial ownership of the securities controlled by such entity, except to the extent of his pecuniary interest in such securities. The filing of this Statement shall not be construed as an admission that any such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement. The business address of each of the foregoing entities and persons is c/o GTCR Management XI LLC, 300 North LaSalle Street, Suite 5600, Chicago, Illinois 60654, and its telephone number is (312) 382-2200.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

FinTech Related Person Transactions

Founder Shares

In March 2017, FinTech Investor Holdings III, LLC purchased 9,803,333 founder shares for an aggregate purchase price of $25,000. In August 2018, FinTech Investor Holdings III, LLC contributed back to us for no consideration 2,040,833 shares of common stock. In October 2018, we effected a stock dividend of 0.04847021 share per share of Class B common stock for each share of Class B common stock outstanding prior to the dividend, and in November 2018, we effected a stock dividend of 0.0883121 share per share of Class B common stock for each share of Class B common stock outstanding prior to the dividend. As a result of these dividends, our initial holders hold founder shares. The number of founder shares was determined based on the expectation that the founder shares would represent 20% of the aggregate of our founder shares, the placement shares and our issued and outstanding public shares after the IPO. The founder shares represent 100% of our issued and outstanding shares of Class B common stock.

The initial holders have agreed not to transfer, assign or sell any of their founder shares (except to permitted transferees) until the earlier of (i) one year after the completion of our initial business combination, (ii) the last sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, and (iii) the date following the completion of our initial business combination on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, in connection with an initial business combination, the initial holders may transfer, assign or sell their founder shares with our consent to any person or entity that agrees in writing to be bound by the transfer restrictions set forth in the prior sentence.

Private Placement

Simultaneously with the IPO, our Sponsor and Cantor purchased an aggregate of 930,000 placement units (830,000 placement units by our Sponsor and 100,000 placement units by Cantor Fitzgerald) at a price of $10.00 per unit (or an aggregate purchase price of $9,300,000). Each placement unit consists of one placement share and one-half of one placement warrant to purchase one share of our Class A common stock exercisable at $11.50. The proceeds from the placement units and the proceeds from the IPO (initially totaling $345,000,000) are held in the trust account. There will be no redemption rights or liquidating distributions from the trust account with respect to the placement shares or placement warrants.

The placement warrants are identical to the warrants included in the units sold in the IPO, except that if held by our Sponsor, Cantor or their permitted transferees, they (a) may be exercised for cash or on a cashless basis, (b) are not subject to being called for redemption and (c) they (including our common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the consummation of our initial business combination. In addition, for as long as the placement warrants are held by Cantor or its designees or affiliates, they may not be exercised after November 15, 2023. There are no redemption rights or liquidating distributions with respect to the founder shares, placement shares or warrants, which will expire worthless if we do not complete an initial business combination.

Promissory Note — Related Party

Prior to the closing of the IPO, FinTech Investor Holdings III loaned us $229,625 for expenses related to our formation and the IPO. The loan was non-interest bearing, unsecured and due on the earlier of December 31, 2018 or the closing of the IPO. The loan was repaid upon the closing of the IPO on November 20, 2018.

Related Party Loans

In order to fund working capital requirements and finance transaction costs in connection with an intended initial business combination our Sponsor, members of our management team or any of their respective affiliates or other third parties may, but are not obligated to, loan us funds to fund our additional working capital requirements and transaction costs. The loans will be interest free. If we consummate an initial business combination, we would repay such loaned amounts. If we do not consummate an initial business combination, we may use a portion of any working capital held outside the trust account to repay such loaned amounts; however, no proceeds from the trust account may be used for such repayment. If such funds are insufficient to repay the loan amounts, the unpaid amounts would be forgiven. Up to $1,500,000 of such loans may be converted into additional warrants at $1.00 per warrant of the post-business combination entity at the option of the lender (the “Conversion Option”). The warrants would be identical to the placement warrants issued to our sponsor. Pursuant to the terms and conditions of the Sponsor Support Agreement, the Conversion Option was waived and extinguished on August 3, 2020.

On March 6, 2020, we entered into a convertible promissory note with the Lenders pursuant to which the Lenders agreed to loan us the “Promissory Note”. The Promissory Note is non-interest bearing and due on the date on which we consummate a business combination. If we do not consummate a business combination, we may use a portion of any funds held outside the trust account to repay the Promissory Note; however, no proceeds from the trust account may be used for such repayment. If such funds are insufficient to repay the Promissory Note, the unpaid amounts would be forgiven. Up to $1,500,000 of the Promissory Note may be converted into warrants at a price of $1.00 per warrant at the option of the Lenders. The warrants would be identical to the placement warrants. As of June 30, 2020, the outstanding balance under the Promissory Note amounted to an aggregate of $500,000.

Registration Rights

Pursuant to a registration rights agreement entered into on November 15, 2018, the holders of founder shares, placement units (including any securities contained therein) and the warrants that may be issued upon conversion of loans made by our Sponsor, members of our management team or any of their respective affiliates or other third parties, are entitled to registration rights to require us to register a sale of any of our securities held by them (in the case of the founder shares, only after conversion to our Class A common stock). The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed by us. We will bear the expenses incurred in connection with the filing of any such registration statements.

Upon closing of the Business Combination, Parent will enter into the Registration Rights Agreement pursuant to which Seller, Blocker Seller and certain of the stockholders party to the existing registration rights agreement will be granted registration rights with respect to shares of Parent common stock as described under “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Additional Agreements — Registration Rights Agreement.” The existing registration rights agreement will terminate upon execution of the Registration Rights Agreement.

Administrative Services

Commencing on November 16, 2018, we pay an amount equal to $10,000 per month to our Sponsor or its affiliate for office space, utilities, secretarial support and administrative services provided to us.

Trust Account Indemnification

Daniel G. Cohen has agreed that, if the trust account is liquidated without the consummation of a business combination, he will indemnify us to the extent any claims by a third party for services rendered or products sold to us, or any claims by a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below $10.00 per public share, except for any claims by any third party who executed a waiver of any and all rights to seek access to the trust account, regardless of whether such waiver is enforceable, and except for claims arising from our obligation to indemnify the underwriters of the IPO pursuant to the underwriting agreement. We have not independently verified whether Mr. Cohen has sufficient funds to satisfy his indemnity obligations, we have not asked Mr. Cohen to reserve for such obligations and he may not be able to satisfy those obligations. We believe the likelihood of Mr. Cohen having to indemnify the trust account is limited because we endeavor to have all third parties that provide products or services to us and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

Paya Related Person Transactions

Contributions from GTCR Parent

In connection with the acquisition of FBS, GTCR Parent contributed all of its shares in Stewardship valued at $4.0 as of the acquisition date of Stewardship to the Company as a capital contribution. Subsequent to the acquisition of FBS, GTCR Parent also contributed all of its acquired membership interest in FBS valued at $4.5 as of the acquisition date of FBS to the Company as a capital contribution. The Company also received cash contributions from GTCR Parent in the amounts of $0.5 and $3.6 for the years ended December 31, 2019 and 2018, respectively.

Receivable from affiliate

The Company, as a wholly-owned subsidiary of GTCR Parent, funds certain transactions on behalf of its parent company that result in an intercompany receivable between the two entities. These transactions include but are not limited to, audit and tax fees and share repurchases. The Company had a related party intercompany receivable of $24.3 and $0 as of December 31, 2019 and December 31, 2018, respectively.

Advisory Agreement

The Company entered into an Advisory Agreement with GTCR Management XI LP, an affiliate of GTCR Parent, on August 1, 2017 for business consulting services. In exchange for those services the Company will pay GTCR management XI LP an annual advisory fee of $1.0 payable in advance in quarterly installments. The Company recorded total charges of $1.0 related to the Advisory Agreement in selling, general & administrative expenses on the consolidated statement of operations for the year ended December 31, 2019 and year ended December 31, 2018, respectively. For the 5-month period ended December 31, 2017 the Company recorded total charges of $0.4 related to the Advisory Agreement in selling, general & administrative expenses on the consolidated statement of operations. The Company recorded no related party payable — GTCR as of December 31, 2019 and 2018 on the consolidated balance sheet.

The Company reimburses GTCR Parent for expenses incurred as a result of the Acquisition and for services related to the Advisory Agreement. The Company has recorded total charges for expenses incurred of $0 and $0.4 for the year ended December 31, 2019 and year ended December 31, 2018, respectively, in selling, general & administrative expenses on the consolidated statement of operations. For the 5-month period ended December 31, 2017 the Company recorded total charges for expenses incurred of $0.2 in selling, general & administrative expenses on the consolidated statement of operations. The Company recorded no related party payable — GTCR as of December 31, 2019 and 2018 on the consolidated balance sheet.

Related party transactions — Antares

Antares is an investor in GTCR Parent and lender of the debt incurred to fund the Acquisition. As such, Antares is considered a related party. The Company recorded interest expense of $17.7, $11.9 and $4.6 in expense on the consolidated statement of operations for the years ended December 31, 2019, December 31, 2018 and for the period from August 1, 2017 to December 31, 2017, respectively. The outstanding balance of debt at December 31, 2019 recorded on the consolidated balance sheet was $226.5, net of debt issuance costs of $4.5. The Company amended the credit agreement and Ultra III assumed all loans and commitments on December 31, 2018.

Transaction Services Agreement

The TSA provided for the continued provision of certain corporate overhead services to the Company by Sage Group and its affiliates. The services provided primarily consisted of certain accounting, information technology, human resources, and other general and administrative services associated with the Successor’s transition to a stand-alone company. The services were provided to the Successor from August 2017 through July 2018. The TSA charges are included in selling, general & administrative expenses on the consolidated statement of operations. The Company recorded total charges related to the TSA of $1.2 and $1.2 in selling, general & administrative expenses for the year ended December 31, 2018 and for the 5-month period ended December 31, 2017, respectively, on the consolidated statement of operations. The Company completed the TSA in July 2018.

Strategic Alliance Agreement (“SAA”)

The SAA establishes the terms of the business relationship between SSI and Paya, including the servicing of existing or legacy customer relationships and the referral and acquisition of new customers; the maintenance requirements of the software; the payment details of revenue share by Paya to SSI for customer referrals; the respective parties’ IP rights; and Paya’s prospective entry into the Sage Partner Program as a Preferred Partner. to pay a percentage of net revenues to SSI depending on the type of merchant and the number of new merchants added during the period. The Company recorded expenses related to the SAA of $6.7 and $3.1 for the year ended December 31, 2018 and for the 5-month period ended December 31, 2017, respectively, in cost of services exclusive of depreciation and amortization on the consolidated statement of operations.

Policies and Procedures for Related Person Transactions

[Prior to the consummation of the Business Combination, Parent’s board of directors intends to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, Parent’s Audit Committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, Parent’s Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, Parent’s policy requires Parent’s Audit Committee to consider, among other factors it deems appropriate:

•        the related person’s relationship to Parent and interest in the transaction;

•        the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•        the impact on a director’s or a director nominee’s independence in the event the related person is a director or director nominee or an immediate family member of the director or director nominee;

•        the benefits to Parent of the proposed transaction;

•        if applicable, the availability of other sources of comparable products or services; and

•        an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of Parent’s shareholders, as the Audit Committee determines in good faith.

In addition, under our code of business conduct and ethics, which will be adopted prior to the consummation of this offering, our employees, directors and director nominees will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

All of the transactions described above were entered into prior to the adoption of the Company’s written related party transactions policy (which policy will be adopted prior to the consummation of this offering), but all were approved by Parent’s Board considering similar factors to those described above.]

INFORMATION ON SECURITIES AND DIVIDENDS

FinTech

Market Information

Our units, Class A common stock, and warrants are each quoted on NASDAQ under the symbols “FTACU,” “FTAC” and “FTACW,” respectively. Our units commenced public trading on November 16, 2018 and our Class A common stock and warrants each commenced separate public trading on January 7, 2019.

On July 31, 2020, the trading date before the public announcement of the Business Combination, the closing price of our units and Class A common stock was $11.33 and $10.49, respectively. The closing price of our units, Class A common stock and warrants on August 3, 2020, was $11.00, $10.42 and $1.47, respectively.

Holders

On July 31, 2020, the numbers of record holders of our Class A common stock, units and warrants were 1, 4 and 1, respectively, not including beneficial holders whose securities are held in street name.

Dividend Policy of FinTech

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of the Business Combination.

Paya

Market Information

Historical market price information regarding Paya is not provided because there is no public market for the equity interests of Holdings and Blocker.

Paya did not pay any dividends to its common stockholders during the year ended December 31, 2019. As a subsidiary of Holdings, Paya’s ability to pay dividends are limited by certain provisions of the Credit Agreement, and as a result Paya’s ability to pay dividends may be restricted. As of the date of this proxy statement/prospectus, the number of record holders of equity interests of Holdings and Blocker was [•] and [•], respectively.

Parent

Dividend Policy

Following completion of the Business Combination, Parent’s board of directors will consider whether or not to institute a dividend policy. It is presently intended that Parent retain its earnings for use in business operations and, accordingly, we do not anticipate Parent’s board of directors declaring any dividends in the foreseeable future. As a subsidiary of Holdings, Parent’s ability to pay dividends are limited by certain provisions of the Credit Agreement, and Parent’s ability to pay dividends may be restricted.

LEGAL MATTERS

Ledgewood PC will provide an opinion for FinTech Acquisition Corp. III regarding the validity of the Class A common stock issued in connection with the Business Combination, the U.S. federal income tax advice relating to the redemption of Class A common stock in connection with the Business Combination and as to certain federal income tax consequences of the Business Combination.

EXPERTS

The financial statements of FinTech Acquisition Corp. III as of December 31, 2019, 2018 and 2017 and for the years ended December 31, 2019 and 2018 and for the period from March 20, 2017 (inception) to December 31, 2017 (which includes an explanatory paragraph relating to substantial doubt about the ability of FinTech Acquisition Corp. III to continue as a going concern, as described in Note 1 to the financial statements), appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The consolidated financial statements of GTCR-Ultra Holdings II, LLC (the Company) at December 31, 2019 and 2018 (Successor), and for the years ended December 31, 2019 and 2018 (Successor), and the periods from August 1, 2017 to December 31, 2017 (Successor) and January 1, 2017 to July 31, 2017 (Predecessor), included in the Proxy Statement of FinTech Acquisition Corp. III, which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

If the Business Combination is completed, it is expected that Ernst & Young LLP will be engaged to audit the financial statements of Parent for its 2020 fiscal year.

APPRAISAL RIGHTS

Our stockholders do not have appraisal rights in connection with the Business Combination under Delaware law.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, we and servicers that we employ to deliver communications to our stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, we will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that we deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify us of their requests by calling or writing us at our principal executive offices at (215) 701-9555 and 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

TRANSFER AGENT AND REGISTRAR

The transfer agent for the securities of FinTech and Parent is Continental Stock Transfer & Trust Company.

SUBMISSION OF STOCKHOLDER PROPOSALS

Our board of directors is aware of no other matter that may be brought before the special meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the special meeting.

FUTURE STOCKHOLDER PROPOSALS

Stockholder proposals, other than director nominations, for the 2021 annual meeting must be received by our secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of our 2020 annual meeting. However, that in the event that our 2020 annual meeting is more than 30 days before or more than 60 days after the anniversary date of our 2020 annual meeting, to be timely a stockholder’s notice must be received by our secretary at our principal executive office not earlier than the close of business on the 120th day before the 2020 annual meeting and not later than the later of (1) the close of business on the 90th day before the 2021 annual meeting or (2) the close of business on the 10th day following the day on which public announcement of the date of the 2021 annual meeting is first made by us.

Director nominations for the 2021 annual meeting must be received by our secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of our 2020 annual meeting. However, that in the event that our 2020 annual meeting is more than 30 days before or more than 60 days after the anniversary date of our 2020 annual meeting, to be timely a stockholder’s notice must be received by our secretary at our principal executive office not earlier than the close of business on the 120th day before the 2020 annual meeting and not later than the later of (1) the close of business on the 90th day before the 2021 annual meeting or (2) the close of business on the 10th day following the day on which public announcement of the date of the 2021 annual meeting is first made by us.

In addition to the above, a stockholder proposal must otherwise comply with applicable SEC rules to be considered for inclusion in our proxy materials relating to our 2021 annual meeting. You may contact our Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read FinTech’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:

James J. McEntee, III
FinTech Acquisition Corp. III
2929 Arch Street, Suite 1703
Philadelphia, PA 19104
Tel: [•]
Email: jmce@stbwell.com

You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Stockholders, please call toll free: [•]
Banks and Brokerage Firms, please call collect: [•]
Email: [•]

If you are a stockholder of FinTech and would like to request documents, please do so by [•], 2020, in order to receive them before the special meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to FinTech has been supplied by FinTech, and all such information relating to Paya has been supplied by Paya. Information provided by either FinTech or Paya does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of FinTech for the special meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, us or Paya that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

FINTECH ACQUISITION CORP. III FINANCIAL STATEMENTS:

Condensed Financial Statements as of June 30, 2020 and for the periods ended June 30, 2020 and 2019

Balance Sheets as of June 30, 2020 (unaudited) and December 31, 2019 (audited)	F-2
Statements of Operations for the Six Months Ended June 30, 2020 and 2019 (unaudited)	F-3
Statements of Changes in Stockholders’ Equity for the Six Months Ended June 30, 2020 and 2019 (unaudited)	F-4
Statements of Cash Flows for the Six Months Ended June 30, 2020 and 2019 (unaudited)	F-5
Notes to Condensed Financial Statements (unaudited)	F-6

Audited Financial Statements as of December 31, 2019 and 2018 and for the periods ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm	F-19
Balance Sheets as of December 31, 2019 and 2018	F-20
Statements of Operations for the Years Ended December 31, 2019 and 2018	F-21
Statements of Changes in Stockholders’ Equity (Deficit) for the Years Ended December 31, 2019 and 2018	F-22
Statements of Cash Flows for the Years Ended December 31, 2019 and 2018	F-23
Notes to Financial Statements	F-24

Audited Financial Statements as of December 31, 2018 and for the periods ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm	F-36
Balance Sheets as of December 31, 2018 and 2017	F-37
Statements of Operations for the Year Ended December 31, 2018 and Period from March 20, 2017 (inception) through December 31, 2017	F-38
Statements of Changes in Stockholders’ Equity (Deficit) for the Year Ended December 31, 2018 and Period from March 20, 2017 (inception) through December 31, 2017	F-39
Statements of Cash Flows for the Year Ended December 31, 2018 and Period from March 20, 2017 (inception) through December 31, 2017	F-40
Notes to Financial Statements	F-41

GTCR-Ultra Holdings II, LLC.

Consolidated Statements of Operations for the six months ended June 30, 2020 and 2019	F-54
Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019	F-55
Consolidated Statements of Changes in Member’s Equity for the six months ended June 30, 2020 and 2019	F-56
Consolidated Statements of Cash Flows for the six months ended June 30, 2020 and 2019	F-57
Notes to Consolidated Financial Statements	F-58 – F-75

Report of Independent Registered Public Accounting Firm	F-77

Consolidated Statements of Operations for the years ended December 31, 2019 and 2018 and for the period from August 1, 2017 to December 31, 2017 and for the period from January 1, 2017 to July 31, 2017

F-78
Consolidated Balance Sheets as of December 31, 2019 and 2018	F-79

Consolidated Statements of Changes in Member’s Equity for the years ended December 31, 2019, 2018 and for the period from August 1, 2017 to December 31, 2017 and for the period from January 1, 2017 to July 31, 2017

F-80
Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and for the period from August 1, 2017 to December 31, 2017 and for the period from January 1, 2017 to July 31, 2017	F-81
Notes to Consolidated Financial Statements	F-82 – F-109

FINTECH ACQUISITION CORP. III
CONDENSED BALANCE SHEETS

	June 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Current Assets
Cash	$148,451	$450,998
Prepaid income taxes	—	107,755
Prepaid expenses	114,900	139,494
Total Current Assets	263,351	698,247

Investments held in Trust Account	353,478,781	351,859,705
Total Assets	$353,742,132	$352,557,952

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$70,367	$242,406
Income taxes payable	257,824	—
Promissory note – related parties	500,000	—
Total Current Liabilities	828,191	242,406

Deferred underwriting fee payable	14,700,000	14,700,000
Total Liabilities	15,528,191	14,942,406

Commitments and Contingencies

Common stock subject to possible redemption, 33,321,394 and 33,261,554 shares at redemption value as of June 30, 2020 and December 31, 2019, respectively	333,213,940	332,615,540

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 85,000,000 shares authorized; 2,108,606 and 2,168,446 issued and outstanding (excluding 33,321,394 and 33,261,554 shares subject to possible redemption) as of June 30, 2020 and December 31, 2019, respectively	211	217
Class B common stock, $0.0001 par value; 15,000,000 shares authorized; 8,857,500 issued and outstanding as of June 30, 2020 and December 31, 2019	886	886
Additional paid-in capital	—	181,079
Retained earnings	4,998,904	4,817,824
Total Stockholders’ Equity	5,000,001	5,000,006
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$353,742,132	$352,557,952

The accompanying notes are an integral part of the unaudited condensed financial statements.

FINTECH ACQUISITION CORP. III
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Operating costs	$284,143	$391,875	$776,880	$854,704
Franchise taxes	50,000	50,000	100,000	100,000
Loss from operations	(334,143)	(441,875)	(876,880)	(954,704)

Other income:
Interest earned on investments held in Trust Account	95,495	2,123,733	1,840,854	4,194,265

(Loss) Income before provision for income taxes	(238,648)	1,681,858	963,974	3,239,561
Provision for income taxes	(9,554)	(435,484)	(365,579)	(863,337)
Net (loss) income	$(248,202)	$1,246,374	$598,395	$2,376,224

Weighted average shares outstanding of Class A redeemable common stock	34,500,000	34,500,000	34,500,000	34,500,000
Basic and diluted net income per share, Class A	$0.00	$0.05	$0.04	$0.09

Weighted average shares outstanding of Class A and Class B non-redeemable common stock	9,787,500	9,787,500	9,787,500	9,787,500
Basic and diluted net loss per share, Class A and Class B	$(0.03)	$(0.04)	$(0.08)	$(0.09)

The accompanying notes are an integral part of the unaudited condensed financial statements.

FINTECH ACQUISITION CORP. III
CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Unaudited)

THREE AND SIX MONTHS ENDED JUNE 30, 2020

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2020	2,168,446	$217	8,857,500	$886	$181,079	$4,817,824	$5,000,006
Change in value of common stock subject to possible redemption	(84,660)	(9)	—	—	(181,079)	(665,512)	(846,600)
Net income	—	—	—	—	—	846,597	846,597

Balance – March 31, 2020	2,083,786	208	8,857,500	886	—	4,998,909	5,000,003
Change in value of common stock subject to possible redemption	24,820	3	—	—	—	248,197	248,200
Net loss	—	—	—	—	—	(248,202)	(248,202)

Balance – June 30, 2020	2,108,606	$211	8,857,500	$886	$—	$4,998,904	$5,000,001

THREE AND SIX MONTHS ENDED JUNE 30, 2019

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2019	2,596,038	$260	8,857,500	$886	$4,456,956	$541,905	$5,000,007
Change in value of common stock subject to possible redemption	(112,985)	(12)	—	—	(1,129,841)	—	(1,129,853)
Net income	—	—	—	—	—	1,129,850	1,129,850

Balance – March 31, 2019	2,483,053	248	8,857,500	886	3,327,115	1,671,755	5,000,004
Change in value of common stock subject to possible redemption	(124,638)	(12)	—	—	(1,246,365)	—	(1,246,377)
Net income	—	—	—	—	—	1,246,374	1,246,374

Balance – June 30, 2019	2,358,415	$236	8,857,500	$886	$2,080,750	$2,918,129	$5,000,001

The accompanying notes are an integral part of the unaudited condensed financial statements.

FINTECH ACQUISITION CORP. III
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2020	2019
Cash Flows from Operating Activities:
Net income	$598,395	$2,376,224
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on investments held in Trust Account	(1,840,854)	(4,194,265)
Changes in operating assets and liabilities:
Prepaid expenses	24,594	(22,049)
Prepaid income taxes	107,755	(11,204)
Accounts payable and accrued expenses	(172,039)	58,802
Income taxes payable	257,824	(182,026)
Net cash used in operating activities	(1,024,325)	(1,974,518)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account to pay franchise taxes and income taxes	221,778	1,158,592
Net cash provided by investing activities	221,778	1,158,592

Cash Flows from Financing Activities:
Proceeds from promissory note – related parties	500,000	—
Net cash provided by financing activities	500,000	—

Net Change in Cash	(302,547)	(815,926)
Cash – Beginning of period	450,998	2,300,398
Cash – End of period	$148,451	$1,484,472

Supplemental cash flow information:
Cash paid for income taxes	$—	$1,056,567

Non-Cash investing and financing activities:
Change in value of common stock subject to possible redemption	$598,400	$2,376,230

The accompanying notes are an integral part of the unaudited condensed financial statements.

FINTECH ACQUISITION CORP. III
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FinTech Acquisition Corp. III (the “Company”) is a blank check company incorporated in Delaware on March 20, 2017. The Company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business transaction, one or more operating businesses or assets (a “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

At June 30, 2020, the Company had not yet commenced operations. All activity through June 30, 2020 relates to the Company’s formation and its initial public offering (the “Initial Public Offering”), which is described below, and, since its Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on November 15, 2018. On November 20, 2018, the Company consummated the Initial Public Offering of 34,500,000 units (“Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which included the full exercise by the underwriters of their over-allotment option in the amount of 4,500,000 Units, at $10.00 per Unit, generating gross proceeds of $345,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 930,000 units (the “Placement Units”) at a price of $10.00 per Placement Unit in a private placement to FinTech Investor Holdings III, LLC, FinTech Masala Advisors, LLC, 3FIII, LLC (collectively, the “Sponsors”) and Cantor Fitzgerald & Co. (“Cantor”), generating gross proceeds of $9,300,000, which is described in Note 4. The manager of each of the Sponsors is Cohen Sponsor Interests III, LLC.

Transaction costs amounted to $21,527,278, consisting of $6,000,000 of underwriting fees, $14,700,000 of deferred underwriting fees and $827,278 of other costs, which were charged to stockholders’ equity upon the closing of the Initial Public Offering.

Following the closing of the Initial Public Offering on November 20, 2018, an amount of $345,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Placement Units was placed in a trust account (“Trust Account”) and were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination; (ii) the redemption of any Public Shares in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete an initial Business Combination by November 20, 2020 (the “Combination Period”); or (iii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to pay the Company’s tax obligations, if the Company is unable to complete an initial Business Combination within the Combination Period or upon any earlier liquidation of the Company.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq Capital Market (“NASDAQ”) rules provide that the Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the signing a definitive agreement in connection with a Business Combination. However, the Company will only complete a Business

FINTECH ACQUISITION CORP. III
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Combination if the post-Business Combination company owns or acquires a majority of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its stockholders with the opportunity to redeem all or a portion of the Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account ($10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsors and the Company’s officers and directors (the “Insiders”) have agreed to vote their Founder Shares (as defined in Note 5), the shares of Class A common stock included in the Placement Units (the “Placement Shares”) and any Public Shares held by them in favor of approving a Business Combination.

The Company will have until the expiration of the Combination Period to consummate its initial Business Combination. If the Company is unable to consummate a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purposes of winding up of its affairs; (ii) distribute the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account not previously released to the Company to pay its franchise and income taxes and up to $100,000 to pay dissolution expenses, pro rata to the public stockholders by way of redemption of the Public Shares (which redemption would completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any); and (iii) as promptly as possible following such redemption, dissolve and liquidate the balance of the Company’s net assets to its remaining stockholders, as part of its plan of dissolution and liquidation.

The Company will also provide its stockholders with the opportunity to redeem all or a portion of their Public Shares in connection with any stockholder vote to approve an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of Public Shares if it does not complete an initial Business Combination within the Combination Period. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account ($10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account, net of taxes payable). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). There will be no redemption rights with respect to the Company’s warrants in connection with such a stockholder vote to approve such an amendment to the Company’s Amended and Restated Certificate of Incorporation. Notwithstanding the

FINTECH ACQUISITION CORP. III
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

foregoing, the Company may not redeem shares in an amount that would cause its net tangible assets to be less than $5,000,001. The Insiders have agreed to vote any Founder Shares and any Public Shares held by them in favor of any such amendment.

The Insiders and Cantor have agreed to waive their redemption rights with respect to any Founder Shares and Placement Shares, as applicable, (i) in connection with the consummation of a Business Combination; (ii) in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete its initial Business Combination within the Combination Period, and (iii) if the Company fails to consummate a Business Combination within the Combination Period. The Insiders have also agreed to waive their redemption rights with respect to any Public Shares held by them in connection with the consummation of a Business Combination and in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete its initial Business Combination within the Combination Period. However, the Insiders will be entitled to redemption rights with respect to Public Shares if the Company fails to consummate a Business Combination or liquidates within the Combination Period. Cantor will have the same redemption rights as public stockholders with respect to any Public Shares it acquires. The underwriters have agreed to waive their rights to deferred underwriting commissions held in the Trust Account in the event the Company does not consummate a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Initial Public Offering. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The Company’s Chief Executive Officer has agreed that he will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for service rendered, contracted for or products sold to the Company. However, he may not be able to satisfy those obligations should they arise.

Notwithstanding the foregoing redemption rights, if the Company seeks stockholder approval of its Business Combination and it does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to an aggregate of 20.0% or more of the shares sold in the Initial Public Offering. However, there is no restriction on the Company’s stockholders’ ability to vote all of their shares for or against a Business Combination.

Liquidity and Going Concern

The Company has principally financed its operations from inception using proceeds from the sale of its equity securities to its shareholders prior to the Initial Public Offering and such amount of proceeds from the sale of the Placement Units and the Initial Public Offering that were placed in an account outside of the Trust Account for working capital purposes. As of June 30, 2020, the Company had $148,451 in its operating bank account, $353,478,781 in cash and investments held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and a working capital deficit of approximately $287,000 (excluding franchise and income taxes payable).

FINTECH ACQUISITION CORP. III
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable and deferred underwriting commissions) to complete its initial Business Combination. To the extent necessary, the Sponsors, members of the Company’s management team or any of their respective affiliates or other third parties may but are not obligated to, loan the Company funds as may be required, up to $1,500,000, of which $500,000 has been borrowed to date. Such loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Placement Warrants (see Note 4).

Until the consummation of a Business Combination, the Company will be using funds held outside of the Trust Account for identifying and evaluating target businesses, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses or their representatives, reviewing corporate documents and material agreements of prospective target businesses, structuring, negotiating and completing a Business Combination.

If the Company’s estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to a Business Combination. Moreover, the Company may need to obtain additional financing either to complete a Business Combination or because it becomes obligated to redeem a significant number of its Public Shares upon completion of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination.

The mandatory liquidation date raises substantial doubt about the Company’s ability to continue as a going concern through November 20, 2020, the scheduled liquidation date of the Company. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X promulgated by the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 as filed with the SEC on March 13, 2020, which contains the audited financial statements and notes thereto. The interim results for the three and six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any future interim periods.

FINTECH ACQUISITION CORP. III
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2020 and December 31, 2019.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity.

FINTECH ACQUISITION CORP. III
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at June 30, 2020 and December 31, 2019, there were 33,321,394 and 33,261,554 shares of common stock subject to possible redemption, respectively, presented as temporary equity outside of the stockholders’ equity section of the Company’s condensed balance sheets.

Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred that are directly related to the Initial Public Offering. Offering costs amounting to $21,527,278 were charged to stockholders’ equity upon the completion of the Initial Public Offering.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740 “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2020 and December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. As of June 30, 2020 and December 31, 2019, the Company had a deferred tax asset of approximately $584,000 and $421,000, respectively, which had a full valuation allowance recorded against it of approximately $584,000 and $421,000, respectively.

The Company’s currently taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible. During the three and six months ended June 30, 2020, the Company recorded income tax expense of approximately $10,000 and $366,000, respectively, primarily related to interest income earned on the Trust Account. During the three and six months ended June 30, 2019, the Company recorded income tax expense of approximately $435,000 and $863,000, respectively, primarily related to interest income earned on the Trust Account. The Company’s effective tax rate for the three and six months ended June 30, 2020 was approximately 4% and 38%, respectively, and for the three and six months ended June 30, 2019 was approximately 25% and 27%, respectively, which differs from the expected income tax rate due to the start-up costs (discussed above) which are not currently deductible.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The Company is subject to income tax examinations by major taxing authorities since inception.

FINTECH ACQUISITION CORP. III
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Net Income (Loss) per Common Share

Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 17,715,000 shares of Class A common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The Company’s statement of operations includes a presentation of income (loss) per share for common shares subject to redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account of approximately $95,000 and $1.8 million, less applicable franchise and income taxes of approximately $60,000 and $466,000 for the three and six months ended June 30, 2020, respectively, by the weighted average number of Class A redeemable common stock outstanding for the period. Net income per common share, basic and diluted for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account of approximately $2.1 million and $4.2 million, less applicable franchise and income taxes of approximately $465,000 and $963,000 for the three and six months ended June 30, 2019, respectively, by the weighted average number of Class A redeemable common stock outstanding for the period. Net loss per common share, basic and diluted for Class A and Class B non-redeemable common stock is calculated by dividing net income, less income attributable to Class A redeemable common stock, by the weighted average number of shares of Class A and Class B non-redeemable common stock outstanding for the period. Class A and Class B non-redeemable common stock includes the Founder Shares and the Placement Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 34,500,000 Units, at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of their over-allotment option in the amount of 4,500,000 Units at $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one warrant (the “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 (see Note 7).

FINTECH ACQUISITION CORP. III
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsors and Cantor purchased an aggregate of 930,000 Placement Units at a price of $10.00 per Placement Unit, or $9,300,000 in the aggregate, of which 830,000 Placement Units were purchased by the Sponsors and 100,000 Placement Units were purchased by Cantor. Each Placement Unit consists of one share of Class A common stock and one-half of one warrant (the “Placement Warrant”). Each whole Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. The proceeds from the Placement Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Placement Warrants.

5. RELATED PARTY TRANSACTIONS

Founder Shares

On March 20, 2017, the Company issued an aggregate of 9,803,333 shares of common stock to FinTech Investor Holdings III, LLC (the “Founder Shares”) for an aggregate purchase price of $25,000. The Company received payment for the Founder Shares in February 2018.

On August 22, 2018, the Company filed an amendment to its Certificate of Incorporation to, among other things, create two classes of common stock, Class A and Class B, and to convert the outstanding Founder Shares into shares of Class B common stock. The Founder Shares will automatically convert into shares of Class A common stock upon consummation of a Business Combination on a one-for-one basis, subject to certain adjustments, as described in Note 7. Also, on August 22, 2018, FinTech Investor Holdings III, LLC contributed back to the Company, for no consideration, 2,040,833 Founder Shares. On October 19, 2018, the Company completed an approximate 0.04847021 stock dividend of its common stock and FinTech Investor Holdings III, LLC transferred an aggregate of 125,000 Founder Shares to the Company’s independent directors. Additionally, on November 15, 2018, the Company completed an approximate 0.0883121 stock dividend of its common stock. As a result of the foregoing transactions, the Sponsors and the Company’s directors held 8,857,500 Founder Shares, of which 1,125,000 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part. As a result of the underwriters’ election to fully exercise their over-allotment option, 1,125,000 Founder Shares are no longer subject to forfeiture.

The Insiders have agreed not to transfer, assign or sell any of their Founder Shares (except to permitted transferees) until the earlier of (i) one year after the completion of a Business Combination, (ii) the last sale price of the Class A common stock equals or exceed $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, and (iii) the date following the completion of a Business Combination on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the public stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Promissory Note — Related Party

On February 15, 2018, the Company issued a promissory note to FinTech Investor Holdings III, LLC, pursuant to which FinTech Investor Holdings III, LLC loaned the Company an aggregate of $229,625 to be used for the payment of costs related to the Initial Public Offering (the “Promissory Note”). The Promissory Note was non-interest bearing, unsecured and due on the earlier of December 31, 2018 or the completion of the Initial Public Offering. The Promissory Note was repaid upon the consummation of the Initial Public Offering on November 20, 2018.

FINTECH ACQUISITION CORP. III
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

5. RELATED PARTY TRANSACTIONS (cont.)

Administrative Services Agreement

The Company entered into an agreement commencing on November 15, 2018 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Sponsors $10,000 per month for office space, utilities, secretarial support and administrative services. For the three months ended June 30, 2020 and 2019, the Company incurred and paid $30,000 in fees for these services. For the six months ended June 30, 2020 and 2019, the Company incurred and paid $60,000 in fees for these services.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsors, members of the Company’s management team or any of their respective affiliates or other third parties may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”), which will be repaid only upon the consummation of a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Working Capital Loans; however, no proceeds from the Trust Account may be used for such repayment. If such funds are insufficient to repay the Working Capital Loans, the unpaid amounts would be forgiven. Up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.00 per warrant at the option of the holder. The warrants would be identical to the Placement Warrants.

On March 6, 2020, the Company entered into a convertible promissory note with its Chairman of the Board and its Chief Executive Officer (the “Lenders”) pursuant to which the Lenders agreed to loan the Company up to an aggregate principal amount of $1,500,000 (the “Promissory Note”). The Promissory Note is non-interest bearing and due on the date on which the Company consummates a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Promissory Note; however, no proceeds from the Trust Account may be used for such repayment. If such funds are insufficient to repay the Promissory Note, the unpaid amounts would be forgiven. Up to $1,500,000 of the Promissory Note may be converted into warrants at a price of $1.00 per warrant at the option of the Lenders. The warrants would be identical to the Placement Warrants. As of June 30, 2020, the outstanding balance under the Promissory Note amounted to an aggregate of $500,000.

6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

Pursuant to a registration rights agreement entered into on November 15, 2018, the holders of the Founder Shares, Placement Units (including securities contained therein) and the warrants that may be issued upon conversion of the Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Placement Warrants or the warrants issued upon conversion of the Working Capital Loans) are entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of

FINTECH ACQUISITION CORP. III
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

6. COMMITMENTS AND CONTINGENCIES (cont.)

a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of $6,000,000. In addition, the representative of the underwriters is entitled to a deferred fee of $14,700,000, which will become payable to the representative of the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Consulting Arrangements

The Company has arrangements with consultants to provide services to the Company relating to identification of and negotiation with potential targets, assistance with due diligence, marketing, financial analyses and investor relations. For the three and six months ended June 30, 2020, the Company incurred $174,275 and $366,150, respectively, of consulting fees. For the three and six months ended June 30, 2019, the Company incurred $127,283 and $264,158, respectively, of consulting fees. As of June 30, 2020 and December 31, 2019, $0 and $35,208, respectively, remained unpaid and are reflected in accounts payable on the condensed balance sheets.

7. STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At June 30, 2020 and December 31, 2019, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 85,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At June 30, 2020 and December 31, 2019, there were 2,108,606 and 2,168,446 shares of Class A common stock issued and outstanding, excluding 33,321,394 and 33,261,554 shares of Class A common stock subject to possible redemption, respectively.

Class B Common Stock — The Company is authorized to issue 15,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s Class B common stock are entitled to one vote for each common share. At June 30, 2020 and December 31, 2019, there were 8,857,500 shares of Class B common stock issued and outstanding.

Holders of Class B common stock will vote on the election of directors prior to the consummation of a Business Combination. Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number

FINTECH ACQUISITION CORP. III
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

7. STOCKHOLDERS’ EQUITY (cont.)

of all shares of common stock issued and outstanding upon completion of the Initial Public Offering, including Placement Shares, plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination). Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under the Securities Act, the Company, at its option, may require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption;

•        if, and only if, the last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders; and

•        If, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Placement Warrants and the Class A common stock issuable upon the exercise of the Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions.

FINTECH ACQUISITION CORP. III
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

7. STOCKHOLDERS’ EQUITY (cont.)

Additionally, the Placement Warrants will be non-redeemable so long as they are held by the Sponsors, Cantor or their permitted transferees. If the Placement Warrants are held by someone other than the Sponsors, Cantor or their permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

8. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At June 30, 2020, assets held in the Trust Account were comprised of $353,478,781 in money market funds which are invested in U.S. Treasury Securities. At December 31, 2019, assets held in the Trust Account were comprised of $17,627 in cash and $351,842,078 in U.S. Treasury Securities.

During the six months ended June 30, 2020, the Company withdrew $221,778 of interest earned on the Trust Account to pay its franchise taxes. During the six months ended June 30, 2019, the Company withdrew $1,158,592 of interest earned on the Trust Account to pay its franchise taxes and income taxes.

FINTECH ACQUISITION CORP. III
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)

8. FAIR VALUE MEASUREMENTS (cont.)

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at June 30, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	June 30, 2020
Assets:
Trust Account – U.S. Treasury Securities Money Market Fund	1	$353,478,781

The Company classifies its U. S. Treasury and equivalent securities as held-to-maturity in accordance with ASC 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.

The gross holding losses and fair value of held-to-maturity securities at December 31, 2019 were as follows:

	Held-To-Maturity	Amortized Cost	Gross Holding Losses	Fair Value
December 31, 2019	U.S. Treasury Securities	$351,842,078	$(30,765)	$351,811,313

9. SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify subsequent events that would have required adjustment or disclosure in the condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
FinTech Acquisition Corp. III

Opinion on the Financial Statements

We have audited the accompanying balance sheets of FinTech Acquisition Corp. III (the “Company”) as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2019 and 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements if the Company is unable to raise additional funds to alleviate liquidity needs as well as complete a Business Combination by November 20, 2020, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2018.

New York, New York
March 13, 2020

FINTECH ACQUISITION CORP. III
BALANCE SHEETS

	December 31, 2019	December 31, 2018
ASSETS
Current Assets
Cash	$450,998	$2,300,398
Prepaid income taxes	107,755	—
Prepaid expenses	139,494	92,496
Total Current Assets	698,247	2,392,894

Cash and marketable securities held in Trust Account	351,859,705	345,940,028
Total Assets	$352,557,952	$348,332,922

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$242,406	$111,269
Income taxes payable	—	182,026
Total Current Liabilities	242,406	293,295

Deferred underwriting fee payable	14,700,000	14,700,000
Total Liabilities	14,942,406	14,993,295

Commitments and Contingencies

Common stock subject to possible redemption, 33,261,554 and 32,833,962 shares at redemption value as of December 31, 2019 and 2018, respectively	332,615,540	328,339,620

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 85,000,000 shares authorized; 2,168,446 and 2,596,038 issued and outstanding (excluding 33,261,554 and 32,833,962 shares subject to possible redemption) as of December 31, 2019 and 2018, respectively	217	260
Class B common stock, $0.0001 par value; 15,000,000 shares authorized; 8,857,500 issued and outstanding as of December 31, 2019 and 2018, respectively	886	886
Additional paid-in capital	181,079	4,456,956
Retained earnings	4,817,824	541,905
Total Stockholders’ Equity	5,000,006	5,000,007
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$352,557,952	$348,332,922

The accompanying notes are an integral part of the financial statements.

FINTECH ACQUISITION CORP. III
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2019	Year Ended December 31, 2018
Operating costs	$1,864,650	$141,801
Franchise taxes	200,050	73,239
Loss from operations	(2,064,700)	(215,040)

Other income:
Interest earned on marketable securities held in Trust Account	7,977,405	940,028

Income before provision for income taxes	5,912,705	724,988
Provision for income taxes	(1,636,786)	(182,026)
Net income	$4,275,919	$542,962

Weighted average shares outstanding of Class A redeemable common stock	34,500,000	34,500,000
Basic and diluted net income per share, Class A	$0.18	$0.02

Weighted average shares outstanding of Class A and Class B non-redeemable common stock	9,787,500	9,787,500
Basic and diluted net loss per share, Class A and Class B	$(0.19)	$(0.01)

The accompanying notes are an integral part of the financial statements.

FINTECH ACQUISITION CORP. III
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Notes Receivable from Stockholders	Retained Earnings/ (Accumulated Deficit)	Total Stockholders’ Equity/ (Deficit)
	Shares	Amount	Shares	Amount
Balance – December 31, 2017	—	$—	8,857,500	$886	$24,114	$(25,000)	$(1,057)	$(1,057)
Collection of stock subscription receivable from stockholder	—	—	—	—	—	25,000	—	25,000
Sale of 34,500,000 Units, net of underwriting discounts and offering expenses	34,500,000	3,450	—	—	323,469,272	—	—	323,472,722
Sale of 930,000 Placement Units	930,000	93	—	—	9,299,907		—	9,300,000
Common stock subject to possible redemption	(32,833,962)	(3,283)	—	—	(328,336,337)	—	—	(328,339,620)
Net income	—	—	—	—	—	—	542,962	542,962

Balance – December 31, 2018	2,596,038	260	8,857,500	886	4,456,956	—	541,905	5,000,007
Change in value of common stock subject to possible redemption	(427,592)	(43)	—	—	(4,275,877)	—	—	(4,275,920)
Net income	—	—	—	—	—	—	4,275,919	4,275,919

Balance – December 31, 2019	2,168,446	$217	8,857,500	$886	$181,079	$—	$4,817,824	$5,000,006

The accompanying notes are an integral part of the financial statements.

FINTECH ACQUISITION CORP. III
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2019	Year Ended December 31, 2018
Cash Flows from Operating Activities:
Net income	$4,275,919	$542,962
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(7,977,405)	(940,028)
Changes in operating assets and liabilities:
Prepaid expenses	(46,998)	(92,496)
Prepaid income taxes	(107,755)	—
Accounts payable and accrued expenses	131,137	110,212
Income taxes payable	(182,026)	182,026
Net cash used in operating activities	(3,907,128)	(197,324)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account to pay franchise and income taxes	2,057,728	—
Investment of cash into Trust Account	—	(345,000,000)
Net cash provided by (used in) investing activities	2,057,728	(345,000,000)

Cash Flows from Financing Activities:
Proceeds from collection of stock subscription receivable from stockholder	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	—	339,000,000
Proceeds from sale of Placement Units	—	9,300,000
Payment of offering costs	—	(827,278)
Proceeds from promissory note – related party	—	229,625
Repayment of promissory note – related party	—	(229,625)
Net cash provided by financing activities	—	347,497,722

Net Change in Cash	(1,849,400)	2,300,398
Cash – Beginning of period	2,300,398	—
Cash – End of period	$450,998	$2,300,398

Supplemental cash flow information:
Cash paid for income taxes	$1,926,567	$—

Non-Cash investing and financing activities:
Initial classification of common stock subject to possible redemption	$—	$327,792,150
Change in value of common stock subject to possible redemption	$4,275,920	$547,470
Deferred underwriting fee payable	$—	$14,700,000

The accompanying notes are an integral part of the financial statements.

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FinTech Acquisition Corp. III (the “Company”) is a blank check company incorporated in Delaware on March 20, 2017. The Company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business transaction, one or more operating businesses or assets (a “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

At December 31, 2019, the Company had not yet commenced operations. All activity through December 31, 2019 relates to the Company’s formation and its initial public offering (the “Initial Public Offering”), which is described below, and, since its Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on November 15, 2018. On November 20, 2018, the Company consummated the Initial Public Offering of 34,500,000 units (“Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which included the full exercise by the underwriters of their over-allotment option in the amount of 4,500,000 Units, at $10.00 per Unit, generating gross proceeds of $345,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 930,000 units (the “Placement Units”) at a price of $10.00 per Placement Unit in a private placement to FinTech Investor Holdings III, LLC, FinTech Masala Advisors, LLC, 3FIII, LLC (collectively, the “Sponsors”) and Cantor Fitzgerald & Co. (“Cantor”), generating gross proceeds of $9,300,000, which is described in Note 4. The manager of each of the Sponsors is Cohen Sponsor Interests III, LLC.

Transaction costs amounted to $21,527,278, consisting of $6,000,000 of underwriting fees, $14,700,000 of deferred underwriting fees and $827,278 of other costs, which were charged to stockholders’ equity upon the closing of the Initial Public Offering. As of December 31, 2019, $450,998 of cash was held outside of the Trust Account and is available for working capital purposes.

Following the closing of the Initial Public Offering on November 20, 2018, an amount of $345,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Placement Units was placed in a trust account (“Trust Account”) and were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination; (ii) the redemption of any Public Shares in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete an initial Business Combination by November 20, 2020 (the “Combination Period”); or (iii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to pay the Company’s tax obligations, if the Company is unable to complete an initial Business Combination within the Combination Period or upon any earlier liquidation of the Company.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq Capital Market (“NASDAQ”) rules provide that the Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the signing a definitive agreement in connection with a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires a majority of the outstanding voting

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its stockholders with the opportunity to redeem all or a portion of the Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account ($10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsors and the Company’s officers and directors (the “Insiders”) have agreed to vote their Founder Shares (as defined in Note 5), the shares of Class A common stock included in the Placement Units (the “Placement Shares”) and any Public Shares held by them in favor of approving a Business Combination.

The Company will have until the expiration of the Combination Period to consummate its initial Business Combination. If the Company is unable to consummate a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purposes of winding up of its affairs; (ii) distribute the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account not previously released to the Company to pay its franchise and income taxes and up to $100,000 to pay dissolution expenses, pro rata to the public stockholders by way of redemption of the Public Shares (which redemption would completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any); and (iii) as promptly as possible following such redemption, dissolve and liquidate the balance of the Company’s net assets to its remaining stockholders, as part of its plan of dissolution and liquidation.

The Company will also provide its stockholders with the opportunity to redeem all or a portion of their Public Shares in connection with any stockholder vote to approve an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of Public Shares if it does not complete an initial Business Combination within the Combination Period. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account ($10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account, net of taxes payable). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). There will be no redemption rights with respect to the Company’s warrants in connection with such a stockholder vote to approve such an amendment to the Company’s Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing, the Company may not redeem shares in an amount that would cause its net tangible assets to be less than $5,000,001. The Insiders have agreed to vote any Founder Shares and any Public Shares held by them in favor of any such amendment.

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Insiders and Cantor have agreed to waive their redemption rights with respect to any Founder Shares and Placement Shares, as applicable, (i) in connection with the consummation of a Business Combination; (ii) in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete its initial Business Combination within the Combination Period, and (iii) if the Company fails to consummate a Business Combination within the Combination Period. The Insiders have also agreed to waive their redemption rights with respect to any Public Shares held by them in connection with the consummation of a Business Combination and in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete its initial Business Combination within the Combination Period. However, the Insiders will be entitled to redemption rights with respect to Public Shares if the Company fails to consummate a Business Combination or liquidates within the Combination Period. Cantor will have the same redemption rights as public stockholders with respect to any Public Shares it acquires. The underwriters have agreed to waive their rights to deferred underwriting commissions held in the Trust Account in the event the Company does not consummate a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Initial Public Offering. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The Company’s Chief Executive Officer has agreed that he will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for service rendered, contracted for or products sold to the Company. However, he may not be able to satisfy those obligations should they arise.

Notwithstanding the foregoing redemption rights, if the Company seeks stockholder approval of its Business Combination and it does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to an aggregate of 20.0% or more of the shares sold in the Initial Public Offering. However, there is no restriction on the Company’s stockholders’ ability to vote all of their shares for or against a Business Combination.

Liquidity and Going Concern

The Company has principally financed its operations from inception using proceeds from the sale of its equity securities to its shareholders prior to the Initial Public Offering and such amount of proceeds from the sale of the Placement Units and the Initial Public Offering that were placed in an account outside of the Trust Account for working capital purposes. As of December 31, 2019, the Company had $450,998 in its operating bank account, $351,859,705 in cash and marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and working capital of approximately $348,000 (excluding prepaid income taxes).

The Company intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable and deferred underwriting commissions) to complete its initial Business Combination. To the extent necessary, the Sponsors, members of the Company’s management team or any of their respective affiliates or other third parties may but are not obligated to, loan the Company funds as may be required, up to $1,500,000. Such loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Placement Warrants (see Note 4).

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Until the consummation of a Business Combination, the Company will be using funds held outside of the Trust Account for identifying and evaluating target businesses, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses or their representatives, reviewing corporate documents and material agreements of prospective target businesses, structuring, negotiating and completing a Business Combination.

If the Company’s estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to a Business Combination. Moreover, the Company may need to obtain additional financing either to complete a Business Combination or because it becomes obligated to redeem a significant number of its Public Shares upon completion of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination.

The liquidity condition and date for mandatory liquidation raise substantial doubt about the Company’s ability to continue as a going concern through November 20, 2020, the scheduled liquidation date of the Company. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2019 and 2018.

Common stock subject to possible redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2019 and 2018, 33,261,554 and 32,833,962 shares of common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheets.

Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred that are directly related to the Initial Public Offering. Offering costs amounting to $21,527,278 were charged to stockholders’ equity upon the completion of the Initial Public Offering.

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740 “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The Company is subject to income tax examinations by major taxing authorities since inception.

Net income (loss) per common share

Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 17,715,000 shares of Class A common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The Company’s statement of operations includes a presentation of income (loss) per share for common shares subject to redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account, net of applicable franchise and income taxes of approximately $1,837,000 and $255,000, for the years ended December 31, 2019 and 2018, respectively, by the weighted average number of Class A redeemable common stock outstanding for the period. Net loss per common share, basic and diluted for Class A and Class B non-redeemable common stock is calculated by dividing net income, less income attributable to Class A redeemable common stock, by the weighted average number of shares of Class A and Class B non-redeemable common stock outstanding for the period. Class A and Class B non-redeemable common stock includes the Founder Shares and the Placement Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At December 31, 2019 and 2018, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 34,500,000 Units, at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of their over-allotment option in the amount of 4,500,000 Units at $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one warrant (the “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 (see Note 7).

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsors and Cantor purchased an aggregate of 930,000 Placement Units at a price of $10.00 per Placement Unit, or $9,300,000 in the aggregate, of which 830,000 Placement Units were purchased by the Sponsors and 100,000 Placement Units were purchased by Cantor. Each Placement Unit consists of one share of Class A common stock and one-half of one warrant (the “Placement Warrant”). Each whole Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. The proceeds from the Placement Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Placement Warrants.

5. RELATED PARTY TRANSACTIONS

Founder Shares

On March 20, 2017, the Company issued an aggregate of 9,803,333 shares of common stock to FinTech Investor Holdings III, LLC (the “Founder Shares”) for an aggregate purchase price of $25,000. The Company received payment for the Founder Shares in February 2018.

On August 22, 2018, the Company filed an amendment to its Certificate of Incorporation to, among other things, create two classes of common stock, Class A and Class B, and to convert the outstanding Founder Shares into shares of Class B common stock. The Founder Shares will automatically convert into shares of Class A common stock upon consummation of a Business Combination on a one-for-one basis, subject to certain adjustments, as described in Note 7. Also, on August 22, 2018, FinTech Investor Holdings III, LLC contributed back to the Company, for no consideration, 2,040,833 Founder Shares. On October 19, 2018, the Company completed an approximate 0.04847021 stock dividend of its common stock and FinTech Investor Holdings III, LLC transferred an aggregate of 125,000 Founder Shares to the Company’s independent directors. Additionally, on November 15, 2018, the Company completed an approximate 0.0883121 stock dividend of its common stock. As a result of the foregoing transactions, the Sponsors and the Company’s directors held 8,857,500 Founder Shares, of which 1,125,000 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part. As a result of the underwriters’ election to fully exercise their over-allotment option, 1,125,000 Founder Shares are no longer subject to forfeiture.

The Insiders have agreed not to transfer, assign or sell any of their Founder Shares (except to permitted transferees) until the earlier of (i) one year after the completion of a Business Combination, (ii) the last sale price of the Class A common stock equals or exceed $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, and (iii) the date following the completion of a Business Combination on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the public stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Promissory Note — Related Party

On February 15, 2018, the Company issued a promissory note to FinTech Investor Holdings III, LLC, pursuant to which FinTech Investor Holdings III, LLC loaned the Company an aggregate of $229,625 to be used for the payment of costs related to the Initial Public Offering (the “Promissory Note”). The Promissory Note was non-interest bearing, unsecured and due on the earlier of December 31, 2018 or the completion of the Initial Public Offering. The Promissory Note was repaid upon the consummation of the Initial Public Offering on November 20, 2018.

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

5. RELATED PARTY TRANSACTIONS (cont.)

Administrative Services Agreement

The Company entered into an agreement commencing on November 15, 2018 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Sponsors $10,000 per month for office space, utilities, secretarial support and administrative services. For the year ended December 31, 2019 and 2018, the Company incurred $120,000 and $15,000 in fees for these services, respectively. At December 31, 2019 and 2018, $0 and $15,000 in such fees, respectively, is included in accounts payable and accrued expenses in the accompanying balance sheets.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsors, members of the Company’s management team or any of their respective affiliates or other third parties may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”), which will be repaid only upon the consummation of a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Working Capital Loans; however, no proceeds from the Trust Account may be used for such repayment. If such funds are insufficient to repay the Working Capital Loans, the unpaid amounts would be forgiven. Up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.00 per warrant at the option of the holder. The warrants would be identical to the Placement Warrants. To date, there are no borrowings under the working capital loans (see Note 10).

6. COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to a registration rights agreement entered into on November 15, 2018, the holders of the Founder Shares, Placement Units (including securities contained therein) and the warrants that may be issued upon conversion of the Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Placement Warrants or the warrants issued upon conversion of the Working Capital Loans) are entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of $6,000,000. In addition, the representative of the underwriters is entitled to a deferred fee of $14,700,000, which will become payable to the representative of the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Consulting Arrangements

The Company has arrangements with third party consultants to provide services to the Company relating to identification of and negotiation with potential targets, assistance with due diligence, marketing, financial analyses and investor relations. These arrangements provide for aggregate monthly fees of approximately $74,000. For the years ended December 31, 2019 and 2018, the Company incurred $723,463 and $39,167, respectively, of consulting fees. As of December 31, 2019 and 2018, $35,208 and $1,078, respectively, remained unpaid and are reflected in accounts payable on the balance sheets.

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

7. STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2019 and 2018, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 85,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2019 and 2018, there were 2,168,446 and 2,596,038 shares of Class A common stock issued and outstanding, excluding 33,261,554 and 32,833,962 shares of Class A common stock subject to possible redemption, respectively.

Class B Common Stock — The Company is authorized to issue 15,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s Class B common stock are entitled to one vote for each common share. At December 31, 2019 and 2018, there were 8,857,500 shares of Class B common stock issued and outstanding.

Holders of Class B common stock will vote on the election of directors prior to the consummation of a Business Combination. Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock issued and outstanding upon completion of the Initial Public Offering, including Placement Shares, plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination). Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under the Securities Act, the Company, at its option, may require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

7. STOCKHOLDERS’ EQUITY (cont.)

The Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption;

•        if, and only if, the last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders; and

•        If, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Placement Warrants and the Class A common stock issuable upon the exercise of the Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions.

Additionally, the Placement Warrants will be non-redeemable so long as they are held by the Sponsors, Cantor or their permitted transferees. If the Placement Warrants are held by someone other than the Sponsors, Cantor or their permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

8. INCOME TAX

The Company’s net deferred tax asset as of December 31, 2019 and 2018 was as follows:

	December 31, 2019	December 31, 2018
Deferred tax asset
Organizational costs/Startup expenses	$421,355	$29,778
Total deferred tax asset	421,355	29,778
Valuation allowance	(421,355)	(29,778)
Deferred tax asset, net of allowance	$—	$—

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

8. INCOME TAX (cont.)

The income tax provision for the years ended December 31, 2019 and 2018 consists of the following:

	December 31, 2019	December 31, 2018
Federal
Current	$1,636,786	$182,026
Deferred	(391,577)	(29,778)

State
Current	—	—
Deferred	—	—
Change in valuation allowance	391,577	29,778
Income tax provision	$1,636,786	$182,026

As of December 31, 2019 and 2018, the Company had no U.S. federal and state net operating loss carryovers (“NOLs”) available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of/or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2019 and 2018, the change in the valuation allowance was $391,577 and $29,778, respectively.

A reconciliation of the federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2019 and 2018 is as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	0.0%	0.0%
True-ups	0.1%	0.0%
Change in valuation allowance	6.6%	4.1%
Income tax provision	27.7%	25.1%

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions and is subject to examination by the various taxing authorities since inception.

9. FAIR VALUE MEASUREMENTS

The Company classifies its U. S. Treasury and equivalent securities as held-to-maturity in accordance with ASC 320 “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.

At December 31, 2019, assets held in the Trust Account were comprised of $17,627 in cash and $351,842,078 in U.S. Treasury Bills. At December 31, 2018, assets held in the Trust Account were comprised of $1,216,998 in cash and $344,723,030 in U.S. Treasury Bills.

During the year ended December 31, 2019, the Company withdrew $2,057,728 of interest earned on the Trust Account to pay its franchise and income taxes.

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

9. FAIR VALUE MEASUREMENTS (cont.)

The gross holding losses and fair value of held-to-maturity securities at December 31, 2019 and 2018 are as follows:

	Held-To-Maturity	Amortized Cost	Gross Holding Losses	Fair Value
December 31, 2019	U.S. Treasury Securities (Mature on 5/21/2020)	$351,842,078	$(30,765)	$351,811,313

December 31, 2018	U.S. Treasury Securities (Mature on 5/23/2019)	$344,723,030	$(32,510)	$344,690,520

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

10. SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued. Other than as described, the Company did not identify subsequent events that would have required adjustment or disclosure in the financial statements.

On March 6, 2020, the Company entered into a convertible promissory with its Chairman of the Board and its Chief Executive Officer (the “Lenders”) pursuant to which the Lenders agreed to loan the Company up to an aggregate principal amount of $1,500,000 (the “Promissory Note”). The Promissory Note is non-interest bearing and due on the date on which the Company consummates a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Promissory Note; however, no proceeds from the Trust Account may be used for such repayment. If such funds are insufficient to repay the Promissory Note, the unpaid amounts would be forgiven. Up to $1,500,000 of the Promissory Note may be converted into warrants at a price of $1.00 per warrant at the option of the Lenders. The warrants would be identical to the Placement Warrants. On March 6, 2020, the Company borrowed $500,000 under the Promissory Note.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
FinTech Acquisition Corp. III

Opinion on the Financial Statements

We have audited the accompanying balance sheets of FinTech Acquisition Corp. III (the “Company”) as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the year ended December 31, 2018 and for the period from March 20, 2017 (inception) through December 31, 2017 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and for the period from March 20, 2017 (inception) through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2018.

New York, New York
March 27, 2019

FINTECH ACQUISITION CORP. III
BALANCE SHEETS

	December 31, 2018	December 31, 2017
ASSETS
Current Assets
Cash	$2,300,398	$—
Prepaid expenses	92,496	—
Total Current Assets	2,392,894	—

Deferred offering costs	—	1,931
Cash and marketable securities held in Trust Account	345,940,028	—
Total Assets	$348,332,922	$1,931

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable and accrued expenses	$111,269	$1,057
Income taxes payable	182,026	—
Accrued offering costs	—	1,931
Total Current Liabilities	293,295	2,988

Deferred underwriting fee payable	14,700,000	—
Total Liabilities	14,993,295	2,988

Commitments

Common stock subject to possible redemption, 32,833,962 and -0- shares at redemption value as of December 31, 2018 and 2017, respectively	328,339,620	—

Stockholders’ Equity (Deficit)
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 85,000,000 shares authorized; 2,596,038 and -0- issued and outstanding (excluding 32,833,962 and -0- shares subject to possible redemption) as of December 31, 2018 and 2017, respectively	260	—
Class B common stock, $0.0001 par value; 15,000,000 shares authorized; 8,857,500 issued and outstanding as of December 31, 2018 and 2017, respectively	886	886
Additional paid-in capital	4,456,956	24,114
Notes receivable from stockholders	—	(25,000)
Retain earnings (Accumulated deficit)	541,905	(1,057)
Total Stockholders’ Equity (Deficit)	5,000,007	(1,057)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$348,332,922	$1,931

The accompanying notes are an integral part of the financial statements.

FINTECH ACQUISITION CORP. III
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2018	For the Period from March 20, 2017 (inception) through December 31, 2017
Formation and operating costs	$215,040	$1,057
Loss from operations	(215,040)	(1,057)

Other income:
Interest earned on marketable securities held in Trust Account	940,028	—

Income (loss) before provision for income taxes	724,988	(1,057)
Provision for income taxes	(182,026)	—
Net Income (Loss)	$542,962	$(1,057)

Weighted average shares outstanding of Class A common stock	35,430,000	—
Basic and diluted net income per share, Class A	$0.02	$—

Weighted average shares outstanding of Class B common stock	8,857,500	7,732,500
Basic and diluted net loss per share, Class B	$(0.02)	$(0.00)

The accompanying notes are an integral part of the financial statements.

FINTECH ACQUISITION CORP. III
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Notes Receivable from Stockholders	Retained Earnings/ Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance – March 20, 2017 (inception)	—	$—	—	$—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	8,857,500	886	24,114	(25,000)	—	—
Net loss	—	—	—	—	—	—	(1,057)	(1,057)

Balance – December 31, 2017	—	—	8,857,500	886	24,114	(25,000)	(1,057)	(1,057)
Collection of stock subscription receivable from stockholder	—	—	—	—	—	25,000	—	25,000
Sale of 34,500,000 Units, net of underwriting discounts and offering expenses	34,500,000	3,450	—	—	323,469,272	—	—	323,472,722
Sale of 930,000 Placement Units	930,000	93	—	—	9,299,907		—	9,300,000
Common stock subject to possible redemption	(32,833,962)	(3,283)	—	—	(328,336,337)	—	—	(328,339,620)
Net income	—	—	—	—	—	—	542,962	542,962

Balance – December 31, 2018	2,596,038	$260	8,857,500	$886	$4,456,956	$—	$541,905	$5,000,007

The accompanying notes are an integral part of the financial statements.

FINTECH ACQUISITION CORP. III
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2018	For the Period from March 20, 2017 (inception) Through December 31, 2017
Cash Flows from Operating Activities:
Net income (loss)	$542,962	$(1,057)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(940,028)
Changes in operating assets and liabilities:
Prepaid expenses	(92,496)	—
Accounts payable and accrued expenses	110,212	1,057
Income taxes payable	182,026	—
Net cash used in operating activities	(197,324)	—

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(345,000,000)	—
Net cash used in investing activities	(345,000,000)	—

Cash Flows from Financing Activities:
Proceeds from collection of stock subscription receivable from stockholder	25,000	—
Proceeds from sale of Units, net of underwriting discounts paid	339,000,000
Proceeds from sale of Placement Units	9,300,000
Payment of offering costs	(827,278)
Proceeds from promissory note – related party	229,625	—
Repayment of promissory note – related party	(229,625)	—
Net cash provided by financing activities	347,497,722	—

Net Change in Cash	2,300,398	—
Cash – Beginning of period	—	—
Cash – End of period	$2,300,398	$—

Non-Cash investing and financing activities:
Initial classification of common stock subject to possible redemption	$327,792,150	$—
Change in value of common stock subject to possible redemption	$547,470	$—
Deferred underwriting fee payable	$14,700,000	$—
Offering costed included in accrued offering costs	$—	$1,931
Issuance of stock for stock subscription receivable from stockholder	$—	$25,000

The accompanying notes are an integral part of the financial statements.

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FinTech Acquisition Corp. III (the “Company”) is a blank check company incorporated in Delaware on March 20, 2017. The Company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business transaction, one or more operating businesses or assets (a “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

At December 31, 2018, the Company had not yet commenced operations. All activity through December 31, 2018 relates to the Company’s formation and its initial public offering (the “Initial Public Offering”), which is described below, and, since its Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on November 15, 2018. On November 20, 2018, the Company consummated the Initial Public Offering of 34,500,000 units (“Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which included the full exercise by the underwriters of their over-allotment option in the amount of 4,500,000 Units, at $10.00 per Unit, generating gross proceeds of $345,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 930,000 units (the “Placement Units”) at a price of $10.00 per Placement Unit in a private placement to FinTech Investor Holdings III, LLC, FinTech Masala Advisors, LLC, 3FIII, LLC (collectively, the “Sponsors”) and Cantor Fitzgerald & Co. (“Cantor”), generating gross proceeds of $9,300,000, which is described in Note 4. The manager of each of the Sponsors is Cohen Sponsor Interests III, LLC and the manager of Cohen Sponsor Interests III, LLC is Daniel G. Cohen, the Company’s Chief Executive Officer.

Transaction costs amounted to $21,527,278, consisting of $6,000,000 of underwriting fees, $14,700,000 of deferred underwriting fees and $827,278 of other costs. As of December 31, 2018, $2,300,398 of cash was held outside of the Trust Account and is available for working capital purposes.

Following the closing of the Initial Public Offering on November 20, 2018, an amount of $345,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Placement Units was placed in a trust account (“Trust Account”) and will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination; (ii) the redemption of any Public Shares in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete an initial Business Combination by November 20, 2020 (the “Combination Period”); or (iii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to pay the Company’s tax obligations, if the Company is unable to complete an initial Business Combination within the Combination Period or upon any earlier liquidation of the Company.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq Capital Market (“NASDAQ”) rules provide that the Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the signing a definitive agreement in connection with a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires a majority of the outstanding voting

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its stockholders with the opportunity to redeem all or a portion of the Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account ($10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsors and the Company’s officers and directors (the “Insiders”) have agreed to vote their Founder Shares (as defined in Note 5), the shares of Class A common stock included in the Placement Units (the “Placement Shares”) and any Public Shares held by them in favor of approving a Business Combination.

The Company will have until the expiration of the Combination Period to consummate its initial Business Combination. If the Company is unable to consummate a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purposes of winding up of its affairs; (ii) distribute the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account not previously released to the Company to pay its franchise and income taxes and up to $100,000 to pay dissolution expenses, pro rata to the public stockholders by way of redemption of the Public Shares (which redemption would completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any); and (iii) as promptly as possible following such redemption, dissolve and liquidate the balance of the Company’s net assets to its remaining stockholders, as part of its plan of dissolution and liquidation.

The Company will also provide its stockholders with the opportunity to redeem all or a portion of their Public Shares in connection with any stockholder vote to approve an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of Public Shares if it does not complete an initial Business Combination within the Combination Period. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account ($10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account, net of taxes payable). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). There will be no redemption rights with respect to the Company’s warrants in connection with such a stockholder vote to approve such an amendment to the Company’s Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing, the Company may not redeem shares in an amount that would cause its net tangible assets to be less than $5,000,001. The Insiders have agreed to vote any Founder Shares and any Public Shares held by them in favor of any such amendment.

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Insiders and Cantor have agreed to waive their redemption rights with respect to any Founder Shares and Placement Shares, as applicable, (i) in connection with the consummation of a Business Combination; (ii) in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete its initial Business Combination within the Combination Period, and (iii) if the Company fails to consummate a Business Combination within the Combination Period. The Insiders have also agreed to waive their redemption rights with respect to any Public Shares held by them in connection with the consummation of a Business Combination and in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete its initial Business Combination within the Combination Period. However, the Insiders will be entitled to redemption rights with respect to Public Shares if the Company fails to consummate a Business Combination or liquidates within the Combination Period. Cantor will have the same redemption rights as public stockholders with respect to any Public Shares it acquires. The underwriters have agreed to waive their rights to deferred underwriting commissions held in the Trust Account in the event the Company does not consummate a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Initial Public Offering. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The Company’s Chief Executive Officer has agreed that he will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for service rendered, contracted for or products sold to the Company. However, he may not be able to satisfy those obligations should they arise.

Notwithstanding the foregoing redemption rights, if the Company seeks stockholder approval of its Business Combination and it does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to an aggregate of 20.0% or more of the shares sold in the Initial Public Offering. However, there is no restriction on the Company’s stockholders’ ability to vote all of their shares for or against a Business Combination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2018 and 2017.

Common stock subject to possible redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2018, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounting to $21,527,278 were charged to stockholders’ equity upon the completion of the Initial Public Offering.

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740 “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized (see Note 8).

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2018 and 2017. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The Company is subject to income tax examinations by major taxing authorities since inception.

Net income (loss) per common share

Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 17,715,000 shares of Class A common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The Company’s statement of operations includes a presentation of income (loss) per share for common shares subject to redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted for Class A common stock is calculated by dividing the interest income earned on the Trust Account, net of applicable franchise and income taxes, by the weighted average number of Class A common stock outstanding for the period. Net loss per common share, basic and diluted for Class B common stock is calculated by dividing the net income (loss), less income attributable to Class A common stock subject to redemption, by the weighted average number of Class B common stock outstanding for the period.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At December 31, 2018 and 2017, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting standards

In August 2018, the SEC adopted the final rule under SEC Release No. 33-10532, “Disclosure Update and Simplification,” amending certain disclosure requirements that were redundant, duplicative, overlapping, outdated or superseded. In addition, the amendments expanded the disclosure requirements on the analysis of stockholders’ equity for interim financial statements. Under the amendments, an analysis of changes in each caption of stockholders’ equity presented in the balance sheet must be provided in a note or separate statement. The analysis should present a reconciliation of the beginning balance to the ending balance of each period for which a statement of income is required to be filed. This final rule is effective on November 5, 2018. The Company anticipates its first presentation of the revised disclosures on the changes in stockholders’ equity will be included in its Form 10-Q for the quarter ended March 31, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 34,500,000 units, at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of their over-allotment option in the amount of 4,500,000 Units at $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one warrant (the “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 (see Note 7).

4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsors and Cantor purchased an aggregate of 930,000 Placement Units at a price of $10.00 per Placement Unit, or $9,300,000 in the aggregate, of which 830,000 Placement Units were purchased by the Sponsors and 100,000 Placement Units were purchased by Cantor. Each Placement Unit consists of one share of Class A common stock and one-half of one warrant (the “Placement Warrant”). Each whole Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. The proceeds from the Placement Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Placement Warrants.

5. RELATED PARTY TRANSACTIONS

Founder Shares

On March 20, 2017, the Company issued an aggregate of 9,803,333 shares of common stock to FinTech Investor Holdings III, LLC (the “Founder Shares”) for an aggregate purchase price of $25,000. The Company received payment for the Founder Shares in February 2018.

On August 22, 2018, the Company filed an amendment to its Certificate of Incorporation to, among other things, create two classes of common stock, Class A and Class B, and to convert the outstanding Founder Shares into shares of Class B common stock. The Founder Shares will automatically convert into shares of Class A common stock upon consummation of a Business Combination on a one-for-one basis, subject to certain adjustments, as described in Note 7. Also on August 22, 2018, FinTech Investor Holdings III, LLC contributed back to the Company, for no consideration, 2,040,833 Founder Shares. On October 19, 2018, the Company completed an approximate 0.04847021 stock dividend of its common stock and FinTech Investor Holdings III, LLC transferred an aggregate of 125,000 Founder Shares to the Company’s independent directors. Additionally, on November 15, 2018, the Company completed an approximate 0.0883121 stock dividend of its common stock. As a result of the foregoing transactions,

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

5. RELATED PARTY TRANSACTIONS (cont.)

the Sponsors and the Company’s directors now hold 8,857,500 Founder Shares, of which 1,125,000 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part. As a result of the underwriters’ election to fully exercise their over-allotment option, 1,125,000 Founder Shares are no longer subject to forfeiture.

The Insiders have agreed not to transfer, assign or sell any of their Founder Shares (except to permitted transferees) until the earlier of (i) one year after the completion of a Business Combination, (ii) the last sale price of the Class A common stock equals or exceed $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, and (iii) the date following the completion of a Business Combination on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the public stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Promissory Note — Related Party

On February 15, 2018, the Company issued a promissory note to FinTech Investor Holdings III, LLC, pursuant to which FinTech Investor Holdings III, LLC loaned the Company an aggregate of $229,625 to be used for the payment of costs related to the Initial Public Offering (the “Promissory Note”). The Promissory Note was non-interest bearing, unsecured and due on the earlier of December 31, 2018 or the completion of the Initial Public Offering. The Promissory Note was repaid upon the consummation of the Initial Public Offering on November 20, 2018.

Administrative Services Agreement

The Company entered into an agreement commencing on November 15, 2018 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Sponsors $10,000 per month for office space, utilities, secretarial support and administrative services. For the year ended December 31, 2018, the Company incurred $15,000 in fees for these services, which is included in accounts payable and accrued expenses in the accompanying balance sheets.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsors, members of the Company’s management team or any of their respective affiliates or other third parties may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”), which will be repaid only upon the consummation of a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Working Capital Loans; however, no proceeds from the Trust Account may be used for such repayment. If such funds are insufficient to repay the Working Capital Loans, the unpaid amounts would be forgiven. Up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.00 per warrant at the option of the holder. The warrants would be identical to the Placement Warrants. To date, there are no working capital loans outstanding.

6. COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to a registration rights agreement entered into on November 15, 2018, the holders of the Founder Shares, Placement Units (including securities contained therein) and the warrants that may be issued upon conversion of the Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Placement Warrants or the warrants issued upon conversion of the Working Capital Loans) are entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock) . The holders of these securities are entitled to make up to three

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

6. COMMITMENTS AND CONTINGENCIES (cont.)

demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of $6,000,000. In addition, the representative of the underwriters is entitled to a deferred fee of $14,700,000, which will become payable to the representative of the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

7. STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2018 and 2017, there were no shares of preferred stock issued or outstanding.

Common Stock

Class A Common Stock — The Company is authorized to issue 85,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2018 and 2017, there were 2,596,038 and -0- shares of Class A common stock issued or outstanding, excluding 32,833,962 and -0- shares of Class A common stock subject to possible redemption, respectively.

Class B Common Stock — The Company is authorized to issue 15,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s Class B common stock are entitled to one vote for each common share. At December 31, 2018 and 2017, there were 8,857,500 shares of Class B common stock issued and outstanding, respectively.

Holders of Class B common stock will vote on the election of directors prior to the consummation of a Business Combination. Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock issued and outstanding upon completion of the Initial Public Offering, including Placement Shares, plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination). Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

7. STOCKHOLDERS’ EQUITY (cont.)

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under the Securities Act, the Company, at its option, may require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption;

•        if, and only if, the last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders; and

•        If, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Warrants and the Class A common stock issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions.

Additionally, the Placement Warrants will be non-redeemable so long as they are held by the Sponsors, Cantor or their permitted transferees. If the Placement Warrants are held by someone other than the Sponsors, Cantor or their permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

8. INCOME TAX

The Company’s deferred tax assets and provision for income taxes were deemed to be immaterial as of December 31, 2017.

The Company’s net deferred tax asset as of December 31, 2018 is as follows:

Deferred tax asset
Organizational costs/Startup expenses	$29,778
Total deferred tax asset	29,778
Valuation allowance	(29,778)
Deferred tax asset, net of allowance	$—

The income tax provision for the year ended December 31, 2018 consists of the following:

Federal
Current	$182,026
Deferred	(29,778)

State
Current	—
Deferred	—
Change in valuation allowance	29,778
Income tax provision	$182,026

As of December 31, 2018, the Company had no U.S. federal and state net operating loss carryovers (“NOLs”) available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of/or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2018, the change in the valuation allowance was $29,778.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2018 is as follows:

Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Change in valuation allowance	4.1%
Income tax provision	25.1%

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions and is subject to examination by the various taxing authorities since inception.

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

9. FAIR VALUE MEASUREMENTS

The Company classifies its U. S. Treasury and equivalent securities as held-to-maturity in accordance with ASC 320 “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.

At December 31, 2018, assets held in the Trust Account were comprised of $1,216,998 in cash and $344,723,030 in U.S. Treasury Bills.

The gross holding losses and fair value of held-to-maturity securities at December 31, 2018 are as follows:

	Held-To-Maturity	Amortized Cost	Gross Holding Losses	Fair Value
December 31, 2018	U.S. Treasury Securities (Mature on 5/23/2019)	$344,723,030	$(32,510)	$344,690,520

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

10. SELECTED QUARTERLY INFORMATION (UNAUDITED)

The following table presents summarized unaudited quarterly financial data for each of the four quarters for the year ended December 31, 2018 and for the period from March 20, 2017 (inception) through December 31, 2017. The data has been derived from the Company’s unaudited financial statements that, in management’s opinion, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with the financial statements and notes thereto. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2018
Operating costs	$809	$600	$749	$394,908
Interest income	$—	$—	$—	$940,028
Net income (loss)	$(809)	$(600)	$(749)	$545,120
Basic and diluted income per share, Class A	$—	$—	$—	$0.02
Basic and diluted loss per share, Class B	$(0.00)	$(0.00)	$(0.00)	$(0.02)

FINTECH ACQUISITION CORP. III
NOTES TO FINANCIAL STATEMENTS

10. SELECTED QUARTERLY INFORMATION (UNAUDITED) (cont.)

	For the Period from March 20, 2017 (inception) through March 31, 2017	Second Quarter	Third Quarter	Fourth Quarter
For the period from March 20, 2017 (inception) through December 31, 2017
Operating costs	$1,057	$—	$—	$—
Net loss	$(1,057)	$—	$—	$—
Basic and diluted loss per share, Class B	$(0.00)	$—	$—	$—

11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

GTCR-Ultra Holdings II, LLC.

Consolidated Financial Statements as of June 30, 2020 and
December 31, 2019 and for the six months ended June 30, 2020 and 2019

GTCR-Ultra Holdings II, LLC
Consolidated Statements of Operations
(in thousands)
(Unaudited)

	For the six months ended
	June 30, 2020	June 30, 2019
Revenue	$100,226	$101,632
Cost of services exclusive of depreciation and amortization	(49,409)	(51,282)
Selling, general & administrative expenses	(29,585)	(34,121)
Depreciation and amortization	(12,007)	(10,777)
Income from operations	9,225	5,452
Other expense
Interest expense	(9,339)	(10,264)
Other expense	(5)	(146)
Total other expense	(9,344)	(10,410)

Loss before income taxes	(119)	(4,958)
Income tax benefit	69	1,650
Net loss	$(50)	$(3,308)

See accompanying notes to the unaudited consolidated financial statements.

GTCR-Ultra Holdings II, LLC
Consolidated Balance Sheets
(In thousands except units data)

	June 30, 2020	December 31, 2019
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$24,900	$25,957
Trade receivables, net	21,689	15,175
Prepaid expenses	1,424	1,120
Income taxes receivable	1,402	1,192
Receivable from parent	24,867	24,282
Other current assets	580	839
Total current assets before funds held for clients	74,862	68,565
Funds held for clients	83,449	74,530
Total current assets	$158,311	$143,095

Noncurrent assets:
Property and equipment, net	10,435	10,021
Goodwill	193,885	193,885
Intangible assets, net	126,501	136,423
Other long-term assets	731	947
Total Assets	$489,863	$484,371

Liabilities and member’s equity
Current liabilities:
Trade payables	2,459	2,675
Accrued liabilities	7,813	12,413
Accrued revenue share	8,730	7,573
Other current liabilities	2,873	3,027
Total current liabilities before client funds obligations	21,875	25,688
Client funds obligations	83,709	74,345
Total current liabilities	$105,584	$100,033

Noncurrent liabilities:
Deferred tax liability, net	25,082	25,011
Long-term debt	223,464	224,152
Other long-term liabilities	751	811
Total liabilities	$354,881	$350,007

Member’s Equity:
Membership Units, 100 Units authorized and outstanding at June 30, 2020 and December 31, 2019	—	—
Additional Paid-in-Capital	147,941	147,273
Accumulated deficit	(12,959)	(12,909)
Total member’s equity	134,982	134,364
Total liabilities and member’s equity	$489,863	$484,371

See accompanying notes to the unaudited consolidated financial statements

GTCR-Ultra Holdings II, LLC
Consolidated Statements of Changes in Member’s Equity
(In thousands)
(Unaudited)

	Membership units	Additional paid-in-capital	Accumulated deficit	Non-controlling interest	Total
Balance at December 31, 2018	$—	$135,970	$(3,737)	$3,852	$136,085
Net loss	—	—	(3,308)	—	(3,308)
Share-based comp	—	588	—	—	588
Investment by GTCR Parent	—	9,030	(148)	(3,852)	5,030
Balance at June 30, 2019	$—	$145,588	$(7,193)	$—	$138,395

Balance at December 31, 2019	$—	$147,273	$(12,909)	$—	$134,364
Net loss	—	—	(50)	—	(50)
Share-based comp	—	668	—	—	668
Balance at June 30, 2020	$—	$147,941	$(12,959)	$—	$134,982

See accompanying notes to the unaudited consolidated financial statements.

GTCR-Ultra Holdings II, LLC
Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(50)	$(3,308)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation & amortization expense	12,007	10,777
Deferred tax benefit	71	(7,095)
Bad debt expense	896	(19)
Gain on contingent consideration	—	(1,313)
Stock based compensation	668	588
Amortization of debt issuance costs	549	549
Changes in assets and liabilities, net of impact of business acquisitions:
Trade receivables	(7,410)	(3,407)
Prepaid expenses	(304)	1,157
Other current assets	259	4,397
Other long-term assets	161	3,460
Trade payables	(216)	272
Accrued liabilities	(4,600)	(6)
Accrued revenue share	1,157	1,274
Income tax	(210)	4,753
Other current liabilities	(154)	(399)
Movements in cash held on behalf of customers, net	445	(236)
Other long-term liabilities	(60)	(3,437)
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,209	8,007

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment, net of impact of business acquisitions	(2,384)	(3,354)
Purchases of customer lists	(115)	—
NET CASH USED IN INVESTING ACTIVITIES	(2,499)	(3,354)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term debt	(1,182)	(1,182)
Payments to GTCR Parent	(585)	(1,007)
Capital contributions from GTCR Parent	—	530
NET CASH USED IN FINANCING ACTIVITIES	(1,767)	(1,659)

Net change in cash and cash equivalents	(1,057)	2,994
Cash and cash equivalents, beginning of period	25,957	14,164
Cash and cash equivalents, end of period	$24,900	$17,158

Non-cash contribution related to the FBS acquisition and Stewardship interest	—	$4,000

See accompanying notes to the unaudited consolidated financial statements.

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

1.      Organization, basis of presentation and summary of accounting policies

Organization

GTCR-Ultra Holdings II, LLC (“Holdings” or the “Company”), a Delaware limited liability company, is a holding company that conducts operations through its wholly-owned subsidiaries. These operating subsidiaries are comprised of Paya, Inc. (“Paya”), Paya EFT, Inc. (“Paya EFT”), a wholly-owned subsidiary of Paya, Stewardship Technology, Inc. (“Stewardship”), and First Mobile Trust, LLC (“FBS”). The Company is wholly owned by GTCR-Ultra Holdings, LLC (“GTCR Parent”).

Holdings was formed on November 13, 2018, and serves as the successor entity to GTCR Ultra Intermediate Holdings, Inc. (“Intermediate”), the predecessor entity. During 2018, Intermediate. consolidated the results of operations of Paya, Paya EFT, and Stewardship.

Prior to formation of Holdings in November, 2018, the Company operated as Intermediate, a Delaware corporation. Intermediate is a holding company that conducts operations through its wholly-owned and majority-owned subsidiaries after the acquisition of Sage Payment Solutions Inc.

In January 2019, the ownership of Stewardship was transferred to another wholly-owned subsidiary of the Company. There was no gain or loss recognized in this common control transfer. This change resulted in the transfer of Stewardship’s assets and liabilities, including goodwill and intangibles acquired from the Purchase, to Paya Vertical and the removal of the non-controlling interest from Holdings.

The Company is a leading independent integrated payments platform providing Card, automated clearing house (“ACH”), & Check payment processing solutions via software to middle-market businesses in the United States. Paya’s solutions integrate with customers’ core business software to enable payments acceptance, reconcile invoice detail, and post payment information to their core accounting system. In this manner, Paya enables its customers to collect revenue from their consumer (“B2C”) and business (“B2B”) customers with a seamless experience and high-level of security across payment types.

The Company is headquartered in Atlanta, Georgia and also has operations in Reston, VA, Fort Walton Beach, FL, Mount Vernon, OH and Miamisburg, OH.

Limited liability company

The Company is formed for the objective and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, as amended from time to time and engaging in any and all activities necessary. The entity has an indefinite life, unless otherwise amended or dissolved.

Earnings per share are not presented in the accompanying financial statements as the Company is a single member Limited Liability Company (“LLC”).

Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) pertaining to interim financial information. Certain information in footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) has been condensed or omitted pursuant to those rules and regulations. The financial statements included in this report should be read in conjunction with the GTCR-Ultra Holdings, LLC financial statements for the year ended December 31, 2019.

The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the operating results that may be expected for the full fiscal year ending December 31, 2020 or any future period.

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

1.      Organization, basis of presentation and summary of accounting policies (cont.)

The accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, and the adjustments described as part of the Business Combination discussed in Note 3, necessary for a fair statement of financial position as of June 30, 2020, and results of operations for the six months ended June 30, 2020 and 2019, and cash flows for the six months ended June 30, 2020 and 2019. The consolidated balance sheet as of December 31, 2019, was derived from the audited consolidated balance sheets of GTCR Parent but does not contain all of the footnote disclosures from those annual financial statements.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. The more significant estimates made by management relate to allowance for doubtful accounts, income taxes and impairment of intangibles and long-lived assets.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary companies. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investments with a maturity of ninety days or less at the time of purchase. The fair value of our cash and cash equivalents approximates carrying value. At times, cash and cash equivalents exceed the amount insured by the Federal Deposit Insurance Corporation.

Goodwill and other intangible assets, net

Goodwill represents the premium paid over the fair value of the net tangible and identifiable intangible assets acquired in the Company’s business combinations. The Company evaluates goodwill and intangible assets in accordance with ASC 350, Goodwill and Other Intangible Assets (“ASC 350”). ASC 350 requires goodwill to be either qualitatively or quantitatively assessed for impairment annually (or more frequently if impairment indicators arise) for each reporting unit. The Company tests goodwill annually for impairment as of September 30 of each year, and at interim periods upon a potential indication of impairment, using a qualitative approach. There was no goodwill impairment recognized in any period presented in the consolidated financial statements.

Intangible assets with finite lives consist of developed technology and customer relationships and are amortized on a straight-line basis over their estimated useful lives. The Company capitalizes software development costs and website development costs incurred in accordance with ASC 350-40, Internal Use Software. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, the Company makes an assessment of the recoverability of the net book value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the asset over the remaining amortization period, the Company reduces the net book value of the related intangible asset to fair value and may adjust the remaining amortization period.

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

1.      Organization, basis of presentation and summary of accounting policies (cont.)

The Company evaluates its intangible assets with finite lives for indications of impairment whenever events or changes in circumstances indicate that the net book value may not be recoverable. There were no indicators of impairment identified nor was impairment recognized in intangible assets in any period presented in the consolidated financial statement

Revenue

The Company’s business model provides payment services, card processing, and ACH, to merchants through enterprise or vertically focused software partners, direct sales, reseller partners, other referral partners, and a limited number of financial institutions. The Company recognizes processing revenues on bankcard merchant accounts and ACH merchant accounts at the time merchant transactions are processed and periodic fees over the period the service is performed.

Depreciation &Amortization

Depreciation and amortization consist primarily of amortization of intangible assets, mainly including customer relationships, internally developed software, revenue share buyouts, and trade names and to a lesser extent depreciation on our investments in property, equipment, and software. We depreciate and amortize our assets on a straight-line basis in accordance with out accounting policies. These lives are 3 years for computers and equipment and acquired internal-use software, 5 years for furniture, fixtures, and office equipment, and the lesser of the asset useful life or remaining lease term for leasehold improvements. Repair and maintenance costs are expensed as incurred and included in selling, general and administrative expenses on the consolidated statements of operations. Customer relationships are amortized over a period of 5 – 15 years depending on the intangible, developed technology 3 – 5 years, and tradenames over 25 years.

Income taxes

As an LLC classified as a disregarded entity for federal and most state and local tax purposes, Holdings and its wholly owned subsidiary First Mobile Trust, LLC are generally not liable for federal and most state and local income taxes. Paya, Paya EFT, and Stewardship, all classified as C-corporations, pay taxes.

Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts, using currently enacted tax rates. The measurement of a deferred tax asset is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company recognizes a tax benefit for uncertain tax positions if the Company believes it is more likely than not that the position will be upheld on audit based solely on the technical merits of the tax position. The Company evaluates uncertain tax positions after the consideration of all available information.

On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”) was signed into law. The TCJA includes a number of provisions impacting the Company, including the lowering of the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018 and 100% immediate expensing for qualifying capital asset expenditures acquired and placed into service after September 27, 2017, among others. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act featured significant tax provisions and other measures to assist businesses impacted by the economic effects of the COVID-19 pandemic, a number of which impacted the Company. In particular, the CARES Act increased the 30% adjusted taxable income limitation to 50% for tax years beginning in 2019 and 2020 related to the Section 163(j) interest expense limitation provisions. Additionally, the CARES Act permitted for a delay of payment of applicable 2020 employer payroll taxes from the date of enactment through December 31, 2020 and also made a technical correction to the 2017 TCJA to provide a 15-year recovery period for qualified improvement property, thus making qualified improvement property eligible for bonus depreciation. See Note 10, Income taxes, for the impact on the consolidated financial statements as a result of the TCJA. As of December 31, 2018, we completed our assessment of the tax impact of the TCJA.

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

1.      Organization, basis of presentation and summary of accounting policies (cont.)

Fair-Value Measurements

The Company follows ASC 820, Fair Value Measurements, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of fair value is based on the principal or most advantageous market in which the Company could participate and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. Also, determination of fair value assumes that market participants will consider the highest and best use of the asset.

The Company uses the hierarchy prescribed in ASC 820 for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the hierarchy are as follows:

Level 1 Inputs — Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date;

Level 2 Inputs — Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 Inputs — Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Company’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk.

Recently Issued Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this ASU are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning an interim period that includes or is subsequent to March 12, 2020, or prospectively from the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. The Company may apply ASU 2020-04 as its contracts referenced in London Interbank Offered Rate (“LIBOR”) are impacted by reference rate reform. The Company is currently evaluating the effect of ASU 2020-04 on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to enhance and simplify various aspects of the accounting for income taxes. The amendments in this update remove certain exceptions to the general principles in Topic 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also clarifies and amends existing guidance to improve consistent application of the accounting for franchise taxes, enacted changes in tax laws or rates and transactions that result in a step-up in the tax basis of goodwill. ASU 2019-12 is effective for annual and interim periods beginning after December 15, 2020, with early adoption permitted. We are evaluating the effect of ASU 2019-12 on our consolidated financial statements.

In August 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-12, Derivatives and Hedging (Topic 815), Targeted Improvements to Accounting for Hedging Activities. The new guidance amends the hedge accounting model in Accounting Standards Codification (“ASC”) 815 to better portray the economic results of an entity’s risk management activities in its financial statements and simplifies the application of hedge accounting in certain situations. The ASU eliminates the requirement

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

1.      Organization, basis of presentation and summary of accounting policies (cont.)

to separately measure and report hedge ineffectiveness. The ASU is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a significant impact on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount. As a result, an impairment charge will be recorded based on the excess of a reporting unit’s carrying amount over its fair value. The amendments of this ASU are effective for reporting periods beginning after December 15, 2021. Early adoption of this ASU is permitted for interim and annual impairment tests performed on testing dates after January 1, 2017. The Company does not expect the adoption of this ASU to have a significant impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU presents a new methodology for calculating credit losses on financial instruments (e.g. trade receivables) based on expected credit losses and expands the types of information companies must use when calculating expected losses. This ASU is effective for annual periods beginning after December 15, 2022 and interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its Consolidated Financial Statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires lessees to put most leases on their balance sheets. The guidance also modifies the classification criteria and the accounting for sales-type and direct financing leases for lessors and provides new presentation and disclosure requirements for both lessees and lessors. This standard is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company will adopt this ASU on January 1, 2021 and is currently evaluating the impact on its consolidated financial statements.

2.      Revenue recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”). ASC 606 supersedes the revenue recognition requirements in Accounting Standard Codification (“ASC”) 605, Revenue Recognition (“ASC 605”). The new standard provides a five-step analysis of transactions to determine when and how revenue is recognized, based upon the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company adopted ASC 606 on January 1, 2019 using the modified retrospective approach. As a result of adopting the new standard, the Company did not have material changes to the timing of its revenue recognition, nor an impact to the financial statements.

At contract inception, the Company assesses the goods and services promised in its contracts with customers and identifies performance obligations for each promise to transfer to the customer a good or service that is distinct. The Company’s performance obligation relating to its payment processing services revenue is to provide continuous access to the Company’s system to process as much as its customers require. Since the number or volume of transactions to be processed is not determinable at contract inception, the Company’s payment processing services consist of variable consideration under a stand-ready service of distinct days of service that are substantially the same with the same pattern of transfer to the customer. As such, the stand-ready obligation is accounted for as a single-series performance obligation whereby the variability of the transaction value is satisfied daily as the

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

2.      Revenue recognition (cont.)

performance obligation is performed. In addition, the Company applies the right to invoice practical expedient to payment processing services as each performance obligation is recognized over time and the amounts invoiced are reflective of the value transferred to the customer.

The Company uses each day as a time-based measure of progress toward satisfaction of the single performance obligation of each contract. This method most accurately depicts the pattern by which services are transferred to the merchant, as performance depends on the extent of transactions processed for that merchant on a given day. Likewise, consideration to which the Company expects to be entitled is determined according to our efforts to provide service each day.

ASC 606 requires disclosure of the aggregate amount of the transaction price allocated to unsatisfied performance obligations; however, as permitted by the standard, the Company has elected to exclude from this disclosure any contracts with an original duration of one year or less and any variable consideration that meets specified criteria. As discussed above, the Company’s core performance obligation is a stand-ready obligation comprised of a series of distinct days of service, and revenue related to this performance obligation is generally billed and recognized as the services are performed. The variable consideration allocated to this performance obligation meets the specified criteria for disclosure exclusion. The aggregate fixed consideration portion of customer contracts with an initial contract duration greater than one year is not material.

The Company’s customers are all domestic, small to medium size businesses who are underwritten to the credit standards of the Company and who each have merchant processing agreements. The Company, through its risk informed bad debt and allowance accounting, appropriately reserves for any potential risk to its revenue and cash flows. Since the cash is collected for the majority of transactions within a month, there is not a significant time lag or risk of uncollectibility in the recognition of revenue.

We do not have any material contract assets or liabilities for any period presented and we did not recognize any impairments of any contract assets or liabilities for the years ended December 31, 2019, 2018 or for the period from August 1 to December 31, 2017.

The Company generates its revenue from three revenue sources which include Transaction based revenue, Service based fee revenue and Equipment revenue and are defined below:

Transaction based revenue

Transaction based revenue represents revenue generated from transaction fees based on volume, including interchange fees and convenience based fees. The Company generates transaction based revenue from fees charged to merchants for card-based processing volume and ACH transactions. Transaction based revenues are recognized on a net basis equal to the full amount billed to the bankcard merchant, net of interchange fees and assessments. Interchange fees are fees paid to card-issuing banks and assessments paid to payment card networks. Interchange fees are set by credit card networks based on various factors, including the type of bank card, card brand, merchant transaction processing volume, the merchant’s industry and the merchant’s risk profile and are recognized at the time merchant transactions are processed. Transaction based revenue was recorded net of interchange fees and assessments of $199,674 and $214,163 in the six months ending June 30, 2020 and 2019, respectively.

Service based fee revenue

Service based fee revenue represents revenue generated from recurring and periodic service fees. The Company generates service based fee revenue from charging a service fee, a fee charged to the client for facilitating bankcard processing, which are recognized on a gross basis. The Company also generates service based fees related to ACH inclusive of monthly support fees and monthly statement fees.

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

2.      Revenue recognition (cont.)

Equipment revenue

Equipment revenue comprises sales of equipment which primarily consists of payment terminals.

The Company generates its revenue from two segments which include Integrated Solutions and Payment Services and are defined below:

Integrated Solutions

Our Integrated Solutions segment represents the delivery of our credit and debit card payment processing solutions to customers via integrations with software partners across our strategic vertical markets. Our Integrated Solutions partners include vertical focused front-end Customer Relationship Management software providers as well as back-end Enterprise Resource Planning and accounting solutions.

Payment Services

Our Payment Services segment represents the delivery of card payment processing solutions to our customers through resellers, as well as ACH, check, and gift card processing. Card payment processing solutions in this segment do not originate via a software integration but still utilize Paya’s core technology infrastructure. ACH, check, and gift card processing may or may not be integrated with third-party software.

The following table presents the Company’s revenue disaggregated by segment and source (in thousands):

	Integrated Solutions
	For the six month period ended June 30,
	2020	2019
Revenue from contracts with customers
Transaction based revenue	$53,932	$54,122
Service based fee revenue	5,488	5,550
Equipment revenue	96	127
Total revenue	$59,516	$59,799
	Payment Services
	For the six month period ended June 30,
	2020	2019
Revenue from contracts with customers
Transaction based revenue	$32,878	$33,511
Service based fee revenue	7,787	8,218
Equipment revenue	45	104
Total revenue	$40,710	$41,833

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

3.      Business combinations

FBS transaction overview

Paya Vertical Software, LLC, a wholly owned subsidiary, purchased First Mobile Trust, LLC on January 1, 2019 for total consideration of $56,975 which consisted of cash of $51,795, of which $343 were funds held in escrow, $680 fair value of contingent consideration to be paid based upon the achievement of certain growth metrics related to the financial performance of FBS in the 12 months from January 1, 2019 through December 31, 2019, which were not achieved, and $4,500 of preferred and common stock of GTCR Parent which is recorded as a capital contribution, which was accounted for as a business combination as defined by ASC 805. In connection with the capital contribution, no non-controlling interest was recorded as Parent did not own any shares of FBS at the date of acquisition or as of December 31, 2019. The assets acquired and liabilities assumed are recorded at their respective fair values as of the date of the acquisition with the excess of the purchase price over those fair values recorded as goodwill. The determination of the fair values of the acquired assets and assumed liabilities required significant judgment, including estimates impacting the determination of estimated lives of tangible and intangible assets, and their related fair values. The fair values were determined considering the income, market and cost approaches. The fair value measurement is based on significant inputs that are not observable in the market and, therefore represents a Level 3 measurement.

The following table summarizes the fair values of the assets acquired and liabilities assumed by the Company and resulting goodwill at January 1, 2019:

Assets
Current Assets:
Cash and cash equivalents	$1,262
Prepaid expenses	41
Other current assets	382
Total current assets	1,685
Other assets:
Property and equipment, net	32
Goodwill	33,699
Intangible assets	21,800
Other long-term assets	126
Total assets	$57,342

Liabilities
Current liabilities:
Other accrued expenses	$367
Total current liabilities	367
Total liabilities	367

Net assets	$56,975

Intangible assets acquired consist of customer relationships of $14,000, developed technology of $4,400, and tradename of $3,400. All intangibles assets are amortized on a straight-line basis in line with Company policy. Goodwill of $33,699 resulted from the acquisition and is not deductible for tax purposes. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the expected revenue synergies. As of December 31, 2019, the measurement period for Goodwill had closed.

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

3.      Business combinations (cont.)

Transaction costs related to the transaction totaled $3,854 and are recorded in selling, general & administrative expenses on the consolidated statement of operations.

FBS contributed $6,694 and $773, to our revenue and net loss for the six months ended June 30, 2020, respectively. FBS contributed $5,868 and $(342) to our revenue and net loss for the six months ended June 30, 2019, respectively.

FBS did not achieve established growth metrics in the 12 months from January 1, 2019 through December 31, 2019. Accrued liabilities related to the contingent consideration of $680 were written off to Other income (expense). The Company made no payments in 2019 or 2020 for contingent consideration related to the FBS transaction.

4.      Property and equipment, net

Property and equipment, net consists of the following:

	June 30, 2020	December 31, 2019
Computers and equipment	$5,428	$5,284
Internal-use software	8,586	6,471
Office equipment	130	130
Furniture and fixtures	1,320	1,284
Leasehold improvements	1,175	1,087
Other equipment	26	26
Total property and equipment	16,665	14,282
Less: accumulated depreciation	(6,230)	(4,261)
Total property and equipment, net	$10,435	$10,021

Depreciation and amortization expense, including depreciation of assets under capital leases and acquired internal-use software, totaled $1,970 and $996 for the six months ended June 30, 2020 and 2019.

5.      Goodwill and other intangible assets, net

Goodwill recorded in the consolidated financial statements was $193,885 and $193,885 at June 30, 2020 and December 31, 2019, respectively. Management has evaluated goodwill for impairment as of June 30, 2020 and concluded that it was more likely than not that the recorded goodwill is not impaired.

The following table presents changes to goodwill for the six months ended June 30, 2020 and June 30, 2019:

Total
Balance as of December 31, 2018	$160,174
Acquisitions	34,344
Balance as of June 30, 2019	$194,518

Balance as of December 31, 2019	$193,885
Acquisitions	—
Balance as of June 30, 2020	$193,885

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

5.      Goodwill and other intangible assets, net (cont.)

Intangible assets other than goodwill at June 30, 2020 included the following:

	Weighted Average Useful Life (Years)	Useful Lives	Gross Carrying Amount at June 30, 2020	Accumulated Amortization	Net Carrying Value as of June 30, 2020
Customer Relationships	10.3	5 – 15 years	$156,371	$(42,427)	$113,944
Developed Technology	4.3	3 – 5 years	19,520	(10,896)	8,624
Tradename	25	25 years	4,190	(257)	3,933
	8.8		$180,081	$(53,580)	$126,501

Intangible assets other than goodwill at December 31, 2019 included the following:

	Weighted Average Useful Life (Years)	Useful Lives	Gross Carrying Amount at December 31, 2019	Accumulated Amortization	Net Carrying Value as of December 31, 2019
Customer Relationships	10.3	5 – 15 years	$156,256	$(34,712)	$121,544
Developed Technology	4.3	3 – 5 years	19,520	(8,658)	10,862
Tradename	25.0	25 years	4,190	(173)	4,017
	9.0		$179,966	$(43,543)	$136,423

Amortization expense totaled $10,037 and $9,781 for the six months ended June 30, 2020 and 2019, respectively.

The following table shows the expected future amortization expense for intangible assets at June 30, 2020:

Expected Future Amortization Expense
Rest of 2020	$10,036
2021	18,892
2022	17,219
2023	17,017
2024	15,397
Thereafter	47,940
Total expected future amortization expense	$126,501

6.      Long-term debt

The Company’s long-term debt consisted of the following for the six months ended June 30, 2020 and year ended December 31, 2019:

	June 30, 2020	December 31, 2019
Term loan credit agreement	$229,859	$231,041
Debt issuance costs, net	(4,031)	(4,525)
Total debt	$225,828	$226,516
Less: current portion of debt	(2,364)	(2,364)
Total long-term debt	$223,464	$224,152

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

6.      Long-term debt (cont.)

In August 2017, GTCR-Ultra Acquisition, Inc. entered into an initial term loan credit agreement for borrowings of $150,500, a $25,000 revolving credit facility (the “Revolver”), and a Delayed Draw Term Loan (“DDTL”) for borrowings up to $27,500. The DDTL was not utilized and was closed on September 15, 2017. After closing of the 2017 acquisition of Paya, Inc. and Paya EFT, Inc. (the “Acquisition”), GTCR-Ultra Acquisition, Inc. was dissolved and the term loan credit agreement was assigned to GTCR-Ultra and its subsidiaries.

In December 2018, the Company amended the credit agreement and GTCR-Ultra Holdings III, LLC (“GTCR-Ultra III”), a wholly-owned subsidiary of the Company, unconditionally guaranteed all loans and commitments. The credit agreements are secured by substantially all of the assets of the Company. As a result of the amendment, the Company increased the term loan an additional $85,000. The Revolver matures in August 2022 and the term loan matures in August 2024, with quarterly payments due throughout the term

The current portion of debt was included within other current liabilities on the consolidated balance sheet.

The Company had $4,031 and $4,525 of unamortized term loan debt issuance costs that were netted against the outstanding loan balance and $228 and $283 of unamortized costs associated with the Revolver as of June 30, 2020 and December 31, 2019, respectively. The Revolver debt issuance costs are recorded in other current assets and other long-term assets and are amortized over the life of term loan credit agreement. Amortization of the debt issuance costs are included in interest expense in the consolidated statement of operations.

The interest rate for the revolver and the term loan credit agreement were set at LIBOR plus a margin of 6% for the period from July 1, 2017 to December 31, 2017. In July 2018, the interest rate was reduced to LIBOR plus a margin of 5.25% and remained unchanged at June 30, 2020 and December 31, 2019. Interest expense related to long-term debt totaled $8,337 and $9,068 for the six months ending June 30, 2020 and 2019. Unused revolver borrowings incur administrative agent fees at a rate of 0.50% per annum on the daily average of the unused amount. Total interest expense was $9,338 and $10,264 for the six months ended June 30, 2020 and 2019 which includes amortization of debt issuance costs of $549 and $549 for the six months ended June 30, 2020 and 2019.

Principal payments on term loan of $591 were paid quarterly for the six months ended June 30, 2020 and 2019. Annual principal payments on the term loan for the remainder of 2020 and the following years is as follows:

Future Principal Payments
2020	$1,182
2021	2,364
2022	2,364
2023	2,364
2024	221,585
Total future principal payments	$229,859

7.      Derivatives

The Company utilizes derivative instruments to manage risk from fluctuations in interest rates on its term loan credit agreement. On November 16, 2017 the Company entered into an interest rate cap agreement with a notional amount of $125,000 for the initial period, reducing consistent with the required quarterly debt payments, and an effective date of December 29, 2017. The agreement terminates on December 31, 2020. The Company paid a premium of $169 for the right to receive payments if the LIBOR rises above the cap percentage, thus effectively ensuring interest expense is capped at a maximum rate of the cap plus 6% for the duration of the agreement. The premium is recorded in other long-term assets on the consolidated balance sheet. The interest rate cap agreement is a derivative not designated as a hedging instrument for accounting purposes.

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

7.      Derivatives (cont.)

The interest rate cap rate is as follows:

Period rate is applicable
Date From	Date To	Notional Amount	Cap Rate (%)
December 31, 2018	March 29, 2019	123,750	3.00%
March 30, 2019	June 28, 2019	123,438	3.00%
June 29, 2019	September 29, 2019	123,125	3.00%
September 30, 2019	December 30, 2019	122,813	3.00%
December 31, 2019	March 30, 2020	122,500	3.00%
March 31, 2020	June 29, 2020	122,188	3.00%
June 30, 2020	September 29, 2020	121,875	3.00%
September 30, 2020	December 31, 2020	121,562	3.00%

The fair value of the interest rate cap agreement was $0 and $1 at June 30, 2020 and December 31, 2019, respectively. The fair value of the interest rate cap agreement is included in other current assets on the consolidated balance sheet. Changes in fair value are recorded in earnings in other income (expense). The Company recognized $0 and $(145) in other income (expense) for the six months ended June 30, 2020 and 2019, respectively.

8.      Share-based compensation

GTCR Parent provides Class C Incentive Units as part of their incentive plan. As certain employees of the Company were recipients of the Class C Incentive Units discussed above, the related share-based compensation was recorded by the Company.

The total number of units associated with share-based compensation granted and forfeited during the period from December 31, 2018 to June 30, 2019 and December 31, 2019 to June 30, 2020 is as follows:

	Time Vesting	Performance Vesting	Total
December 31, 2018 balance	44,228,350	811,000	45,039,350
Granted	11,048,789	—	11,048,789
Forfeited	(9,554,519)	—	(9,554,519)
June 30, 2019 balance	45,722,620	811,000	46,533,620

December 31, 2019 balance	43,451,157	—	43,451,157
Granted	1,022,954	—	1,022,954
Forfeited	(818,225)	—	(818,225)
June 30, 2020 balance	43,655,886	—	43,655,886

As of June 30, 2020, 12,010,612 of the units had vested. The units vest on a straight-line basis over the terms of the agreement as described below.

Class C Incentive Units

GTCR Parent provides share-based compensation awards to employees under an incentive plan, including both time vesting incentive units and performance vesting incentive units (collectively, the “Incentive Units”). GTCR Parent is authorized to issue 50,000,000 Incentive Units. There were 43,655,886 and 43,451,157 Incentive Units issued as of June 30, 2020 and December 31, 2019, respectively. Of these units issued as of June 30, 2020, 43,357,886 units were time vesting units with a five-year vesting period (vesting date varies by employee contract), 298,000 units were time vesting units with a one-year vesting period, and 0 units were performance vesting units. Of the units issued as of December 31, 2019, 43,153,157 units were time vesting units with a five-year vesting period (vesting date varies by employee contract), 298,000 units were time vesting units with a one-year vesting periods and

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

8.      Share-based compensation (cont.)

0 units were performance vesting units. During 2020, 818,225 of Class C units were forfeited due to departures of employees from the Company. As of June 30, 2020, 12,010,612 of the incentive units were vested. Class C Incentive units are reported on the Statement of Changes in Member’s Equity when vested.

Units granted during the period had participation thresholds ranging from $0.00 to $0.57 with fair values ranging from $0.00 to $0.58 per unit.

The Company recognized $668 and $588 of share-based compensation, for the six months ended June 30, 2020 and June 30, 2019, respectively, in selling, general & administrative expenses on the consolidated statement of operations on a straight-line basis over the vesting periods. The Company used the fair value of the awards on the grant date to determine the share-based compensation expense. To determine the fair value of units issued in 2020, the Company estimated its enterprise value (“EV”) and evaluated the value of units based on the waterfall outlined below.

Distributions

Distributions to unitholders are subject to customary waterfall provisions as defined in the Parent’s LLC Agreement. Class C Units are paid after all preferred and common units of Parent. There were no distributions made for the periods reported.

To determine the fair value of units issued in 2020, the Company used a third-party valuation firm to calculate an enterprise value of $574,000 as determined by discounted cash flow and guideline public company valuation methodologies. The Company used the aggregate implied equity value based on capital contributions and a related Black-Scholes analysis utilizing certain assumptions, such as the risk-free interest rate and equity volatility, to determine total equity value. A risk-free interest rate of 0.25% was utilized with a 2.3-year term. Volatility of 60.0% was utilized based on comparable companies publicly traded common stock prices and the capital structure of the Company. A weighted average cost of capital of 12.0% was used in the discounted cash flow analysis. Multiples of 12.0x EV/Last twelve months (“LTM”) earnings before interest taxes depreciation and amortization (“EBITDA”) and 13.0x EV/2020 EBITDA and 10.5x EV / 2021 EBITDA were utilized in the guideline public company analysis.

To determine the fair value of units issued in 2019, the Company used the aggregate implied equity value based on the capital contributions and a related Black-Scholes analysis utilizing certain assumptions, such as the risk-free interest rate and equity volatility, to determine total equity value. A risk-free interest rate of 1.6% was utilized with a 5-year term. Volatility of 50.0% was utilized based on comparable companies publicly traded common stock prices and the capital structure of the Company. A weighted average cost of capital of 11.5% was used in the discounted cash flow analysis. Multiples of 13.0x EV/Last twelve months (“LTM”) earnings before interest taxes depreciation and amortization (“EBITDA”) and EV/2019 EBITDA and 10.5x EV / 2020 EBITDA were utilized in the guideline public company analysis. Multiples of 13.0x EV/LTM EBITDA and 12.5x EV/Next twelve months EBITDA were utilized in the merger and acquisition analysis.

Performance vesting incentive units

The performance vesting incentive units shall become vested only upon the occurrence of a sale of the Company and after certain performance thresholds have been met. ASC 718, Compensation-Stock Compensation, requires a company to recognize cost for awards with performance conditions if and when the Company concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures. All remaining units were forfeited in 2019 and there are no units outstanding as of June 30, 2020.

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

9.      Income taxes

The Company’s effective tax rate for the six months ended June 30, 2020 and June 30, 2019 was 57.72% and 11.87%, respectively. The Company recorded an income tax benefit of $69 and $1,650 for the six months ended June 30, 2020 and June 30, 2019, respectively. The Company’s effective tax rates for the six months ended June 30, 2020 was less than its federal statutory tax rate of 21% and state statutory rates ranging from 0.75% to 9.80%, primarily due to the Company’s income tax provision being computed based on the federal statutory rate and the average state statutory rates, net of the related federal benefit.

During the six months ended June 30, 2020, the Company recognized $141 of current tax assets related to the income tax benefit derived from the net operating loss over the same period. The Company did not recognize any changes to the valuation allowance as of June 30, 2020, and the facts and circumstances remain unchanged.

ASC 740, Income Tax requires tax assets to be reduced by a valuation allowance, if, based on the weight of available positive and negative evidence; it is more likely than not that some portion or all of the deferred tax assets will not be realized. In accordance with this requirement, the Company regularly reviews the recoverability of its deferred tax assets and establishes a valuation allowance if appropriate. In determining the amount of any required valuation allowance, the Company considers the history of profitability, projections of future profitability, the reversal of future taxable temporary differences, the overall amount of deferred tax assets, and the timeframe necessary to utilize the deferred tax assets prior to their expiration.

No uncertain tax positions existed as of June 30, 2020.

10.    Fair Value

The Company makes recurring fair value measurements of contingent liabilities arising from the FBS acquisitions using Level 3 unobservable inputs. This amount relates to expected earnout payments related to certain growth metrics of to the financial performance of FBS in the 12 months from January 1, 2019 through December 31, 2019 as laid out in the acquisition agreement.

The Company makes recurring fair value measurements for derivative instruments. Refer to Note 8 Derivatives for additional information.

There were no transfers into or out of Level 3 during the years ended December 31, 2019 and 2018.

Other financial instruments not measured at fair value on the Company’s Consolidated Balance Sheets at June 30, 2020 and December 31, 2019 include cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other current liabilities as their estimated fair values reasonably approximate their carrying value as reported on the Consolidated Balance Sheets. The Company’s debt obligations are carried at their face value, which approximates fair value.

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

11.    Commitments and contingencies

Operating leases

The Company leases certain property and equipment for various periods under noncancelable operating leases. The Company’s future minimum lease payments under such agreements at June 30, 2020 were approximately:

Year ending December 31,
2020 (six months remaining)	$673
2021	514
2022	530
2023	545
2024	494
Thereafter	1,012
$3,768

Rental expense was $842 and $875 for the six months ended June 30, 2020 and June 30, 2019, respectively.

The Company vacated a portion of its leased premises at Reston, VA in fiscal year 2019 and is expected to be completely vacated by August, 2020. The Company accounted for the remaining lease payments attributable to the vacated portion by recording an onerous lease liability of $302 in other current liabilities in accordance with ASC 420 — Exit or Disposal Cost Obligations. The obligation related to onerous leases recorded in other current liabilities was $365 and $397 as of June 30, 2020 and December 31, 2019, respectively.

Legal matters

The Company is involved in various lawsuits or claims in the ordinary course of business. Management is of the opinion that there is no pending claim or lawsuit which, if adversely determined, would have a material impact on the financial condition of the Company.

12.    Related party transactions

Contributions from GTCR Parent

In connection with the acquisition of FBS, GTCR Parent contributed all of its shares in Stewardship valued at $4,000 as of the acquisition date of Stewardship to the Company as a capital contribution. Subsequent to the acquisition of FBS, GTCR Parent also contributed all of its acquired membership interest in FBS valued at $4,500 as of the acquisition date of FBS to the Company as a capital contribution. The Company also received cash contributions from GTCR Parent in the amounts of $0 and $530 for the six months ended June 30, 2020 and 2019, respectively.

Receivable from affiliate

The Company, as a wholly-owned subsidiary of GTCR Parent, funds certain transactions on behalf of its parent company that result in a receivable between the two entities. These transactions include but are not limited to, audit and tax fees and share repurchases. The Company had a related party intercompany receivable of $24,867 and $24,282 as of June 30, 2020 and December 31, 2019, respectively.

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

12.    Related party transactions (cont.)

Advisory Agreement

The Company entered into an Advisory Agreement with GTCR Management XI LP, an affiliate of GTCR Parent, on August 1, 2017 for business consulting services. In exchange for those services the Company will pay GTCR management XI LP an annual advisory fee of $1,000 payable in advance in quarterly installments. The Company recorded total charges of $500 related to the Advisory Agreement in selling, general & administrative expenses on the consolidated statement of operations for the six months ended June 30, 2020 and June 30, 2019, respectively. The Company recorded no related party payable — GTCR as of June 30, 2020 and December 31, 2019 on the consolidated balance sheet.

The Company reimburses GTCR Parent for expenses incurred as a result of the Acquisition and for services related to the Advisory Agreement. The Company has recorded total charges for expenses incurred of $0 and $0 for the six months ended June 30, 2020 and June 30, 2019, respectively, in selling, general & administrative expenses on the consolidated statement of operations. The Company recorded no related party payable — GTCR as of June 30, 2020 and December 31, 2019 on the consolidated balance sheet.

Related party transactions — Antares

Antares is an investor in the Company and lender of the debt incurred to fund the Acquisition. As such, Antares is considered a related party. The Company recorded interest expense of $8,337 and $9,068 in expense on the consolidated statement of operations for the six months ended June 30, 2020 and June 30, 2019, respectively. The outstanding balance of debt at June 30, 2020 recorded on the consolidated balance sheet was $223,464, net of debt issuance costs of $4,031. As disclosed in Note 7, the Company amended the credit agreement and GTCR-Ultra III assumed all loans and commitments on December 31, 2018.

13.    Defined contribution plan

The Company maintains a 401(k) Plan as a defined contribution retirement plan for all eligible employees. The 401(k) Plan provides for tax-deferred contributions of employees’ salaries, limited to a maximum annual amount as established by the IRS. The plan enrolls employees immediately with no age or service requirement. The Company matches 50% of employees’ contributions up to the first 7% contributed. Matching contributions made to an employee’s account are 100% vested as of the date of contribution. The 401(k) Plan employer match was $422 and $352 in the six months ended June 30, 2020 and 2019, respectively.

14.    Segments

The Company determines its operating segments based on ASC 280, Segment Reporting. Based on the manner in which the chief operating decision making group (“CODM”) manages and monitors the performance of the business in 2020, the Company currently has two operating and reportable segments: Integrated Solutions and Payment Services. All prior periods, including the predecessor period, are presented based on the current segment structure.

More information about our two reportable segments:

•        Integrated Solutions — Our Integrated Solutions segment represents the delivery of our credit and debit card payment processing solutions to customers via integrations with software partners across our strategic vertical markets. Our Integrated Solutions partners include vertical focused front-end Customer Relationship Management software providers as well as back-end Enterprise Resource Planning and accounting solutions.

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

14.    Segments (cont.)

•        Payment Services — Our Payment Services segment represents the delivery of card payment processing solutions to our customers through resellers as well as ACH, check, and gift card processing. Card payment processing solutions in this segment do not originate via a software integration but still utilize Paya’s core technology infrastructure. ACH, check, and gift card processing may or may not be integrated with third-party software.

The Company has not earned any revenue from transactions with any other operating segments as all revenue is from external customers.

The following tables present total revenues and segment gross profit, excluding depreciation and amortization, for each reportable segment and includes a reconciliation of segment gross profit to total U.S. GAAP operating profit, excluding depreciation and amortization, by including certain corporate-level expenses.

	Six months ended June 30, 2020	Six months ended June 30, 2019
Revenues from External Customers:
Integrated Solutions	$59,516	$59,799
Payment Services	40,710	41,833
Total Revenue	100,226	101,632

Integrated Solutions gross profit	31,789	30,830

Payment Services gross profit	19,028	19,520

Total segment gross profit	50,817	50,350
Selling, general & administrative expenses	(29,585)	(34,121)
Depreciation and amortization	(12,007)	(10,777)
Interest expense	(9,339)	(10,264)
Other expense	(5)	(146)
Loss before income taxes	$(119)	$(4,958)

Segment assets are not included in the CODM reporting package as they are not considered as part of the CODM’s allocation of resources. The Company does not have any revenue or assets outside the United States. There were no single customers from either operating segment that represented 10% or more of the Company’s consolidated revenues for the six months ended June 30, 2020 and June 30, 2019, respectively. There were no transactions between reportable operating segments for the six months ended June 30, 2020 and June 30, 2019, respectively.

15.    Subsequent Events

On July 13, 2020, the Company executed a Term Sheet with FinTech Acquisition III (FinTech) and certain GTCR affiliates to affect a business combination. Pursuant to the agreement, subject to regulatory and shareholder approval, FinTech, through a wholly-owned subsidiary, will acquire all of the issued and outstanding members’ equity interests of the Company.

The worldwide coronavirus, or COVID-19, outbreak in the first quarter of 2020 has led to an extreme downturn and volatility of the financial markets and wide-ranging changes in consumer behavior. As the economic and regulatory environment continues to evolve, we cannot reasonably estimate the length or severity of this event or the impact to the Company’s performance and financial results. However, in general, a deterioration in general economic and business conditions can have a negative impact on revenues as consumer spending declines at certain

GTCR-Ultra Holdings II, LLC.
Notes to Unaudited Consolidated Financial Statements
(In Thousands)

15.    Subsequent Events (cont.)

merchants. The Company is monitoring recent events tied to COVID-19 and while very difficult to forecast, is ready to act and adjust operations if the economic decline is deeper and/or longer than expected. Despite recent events, there are no existing conditions or events which raise substantial doubt regarding the Company’s ability to continue as a going concern.

Subsequent events have been evaluated through August 3, 2020, which is the date the financial statements were available to be issued.

GTCR-Ultra Holdings II, LLC.

Consolidated Successor and Predecessor Financial Statements
For the years ended December 31, 2019 (Successor) and
December 31, 2018 (Successor) and the periods from August 1, 2017 to December 31, 2017 (Successor)
and January 1, 2017 to July 31, 2017 (Predecessor)

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of GTCR-Ultra Holdings II, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GTCR-Ultra Holdings II, LLC (the Company) as of December 31, 2019 and 2018 (Successor), the related consolidated statements of operations, changes in member’s equity and cash flows for the years ended December 31, 2019 and 2018 (Successor), and the periods from August 1, 2017 to December 31, 2017 (Successor) and January 1, 2017 to July 31, 2017 (Predecessor) and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for the years ended December 31, 2019 and 2018 (Successor), and the periods from August 1, 2017 to December 31, 2017 (Successor) and January 1, 2017 to July 31, 2017 (Predecessor), in conformity with U.S. generally accepted accounting principles.

Basis of Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2014.

Tysons, Virginia

August 1, 2020

GTCR-Ultra Holdings II, LLC

Consolidated Statements of Operations

(in thousands)

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Period from August 1, to December 31,	Period from January 1, to July 31,
	2019	2018	2017	2017
Revenue	$203,374	$185,078	$75,227	$106,912
Cost of services exclusive of depreciation and amortization	(101,564)	(96,027)	(40,352)	(55,586)
Selling, general & administrative expenses	(69,943)	(64,383)	(40,454)	(33,275)
Depreciation and amortization	(22,436)	(18,339)	(7,275)	(1,075)
Income from operations	9,431	6,329	(12,854)	16,976
Other income (expense)
Interest expense	(20,043)	(13,630)	(5,420)	(460)
Other income (expense)	(832)	104	(54)	110
Total other income (expense)	(20,875)	(13,526)	(5,474)	(350)
Income (loss) before income taxes	(11,444)	(7,197)	(18,328)	16,626
Income tax benefit (expense)	2,420	3,879	17,761	(6,660)
Net income (loss)	(9,024)	(3,318)	(567)	9,966
Less: Net loss attributable to non-controlling interests	—	(148)	—	—
Net income (loss) attributable to GTCR-Ultra Holdings II, LLC	$(9,024)	$(3,170)	$(567)	$9,966

See accompanying notes to the consolidated financial statements.

GTCR-Ultra Holdings II, LLC

Consolidated Balance Sheets

(In thousands, except for units data)

	December 31, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$25,957	$14,164
Trade receivables, net	15,175	14,569
Prepaid expenses	1,120	3,212
Income taxes receivable	1,192	2,783
Receivable from parent	24,282	—
Other current assets	839	77,819
Total current assets before funds held for clients	68,565	112,547
Funds held for clients	74,530	79,340
Total current assets	$143,095	$191,887
Noncurrent assets:
Property and equipment, net	10,021	6,005
Goodwill	193,885	160,174
Intangible assets, net	136,423	131,803
Other long-term assets	947	5,582
Total Assets	$484,371	$495,451
Liabilities and member’s equity
Current liabilities:
Trade payables	2,675	1,047
Accrued liabilities	12,413	8,980
Accrued revenue share	7,573	7,417
Other current liabilities	3,027	2,906
Total current liabilities before client funds obligations	25,688	20,350
Client funds obligations	74,345	79,128
Total current liabilities	$100,033	$99,478
Noncurrent liabilities:
Deferred tax liability, net	25,011	30,141
Long-term debt	224,152	225,528
Other long-term liabilities	811	4,219
Total liabilities	$350,007	$359,366
Member’s Equity:
Membership units, 100 units authorized and outstanding at December 31, 2019 and December 31, 2018	—	—
Additional paid-in capital	147,273	135,970
Accumulated deficit	(12,909)	(3,737)
Total GTCR-Ultra Holdings II member’s equity	134,364	132,233
Non-controlling interest	—	3,852
Total member’s equity	134,364	136,085
Total liabilities and member’s equity	$484,371	$495,451

See accompanying notes to the consolidated financial statements.

GTCR-Ultra Holdings II, LLC

Consolidated Statements of Changes in Member’s Equity

(In thousands)

Predecessor	Membership units	Additional paid-in capital	Retained earnings	Non-controlling Interest	Total equity
Balance at December 31, 2016	$—	$177,995	$86,341	$—	$264,336
Net income			9,966	—	9,966
Net transfer (to)/from parent	—	(18,181)	—		(18,181)
Balance at July 31, 2017	$—	$159,814	$96,307	$—	$256,121
Successor	Membership units	Additional paid-in capital	Accumulated deficit	Noncontrolling Interest	Total equity
Elimination of predecessor equity structure	—	(159,814)	(96,307)	—	(256,121)
Acquisition by GTCR	—	110,667	—	—	110,667
Balance at August 1, 2017	$—	$110,667	$—	$—	$110,667
Net loss	—	—	(567)	—	(567)
Stock comp	—	248	—	—	248
Investment by GTCR parent	—	20,158	—	—	20,158
Balance at December 31, 2017	$—	$131,073	$(567)	$—	$130,506
Net loss	—	—	(3,170)	(148)	(3,318)
Stock comp	—	1,309	—	—	1,309
Investment by GTCR parent	—	3,588	—	4,000	7,588
Balance at December 31, 2018	$—	$135,970	$(3,737)	$3,852	$136,085
Net loss	—	—	(9,024)	—	(9,024)
Stock comp	—	2,273		—	2,273
Investment by GTCR parent	—	9,030	(148)	(3,852)	5,030
Balance at December 31, 2019	$—	$147,273	$(12,909)	$—	$134,364

See accompanying notes to the consolidated financial statements.

GTCR-Ultra Holdings II, LLC
Consolidated Statements of Cash Flows
(in thousands)

	Successor			Predecessor
	Year ended December 31, 2019	Year ended December 31, 2018	Period from August 1, to December 31, 2017	Period from January 1, to July 31, 2017
CASH FLOW FROM OPERATING ACTIVITIES

Net income (loss)	$(9,024)	$(3,318)	$(567)	$9,966
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation & amortization expense	22,436	18,339	7,275	1,075
Loss on disposal of property, plant and equipment	69	—	30	4
Deferred tax benefit	(5,130)	(4,053)	(17,883)	(738)
Bad debt expense	632	1,391	265	966
Stock based comp	2,273	1,309	248	—
Gain on contingent consideration	(680)	—	—	—
Amortization of debt issuance costs	1,096	833	335	—
Changes in assets and liabilities, net of impact of business acquisitions:
Trade receivables	(1,238)	(2,664)	2,778	(3,363)
Prepaid expenses	1,733	324	(2,931)	(388)
Other current assets	5,101	(282)	(541)	(3,007)
Other long-term assets	3,474	(1,510)	(41)	—
Trade payables	1,628	(692)	(1,421)	3,058
Accrued liabilities	3,054	(5,626)	5,226	(2,839)
Accrued revenue share	156	894	(1,039)	714
Income tax	1,591	(955)	—	—
Other current liabilities	120	78	(940)	1,184
Movements in cash held on behalf of customers, net	28	(115)	(220)	117
Other long-term liabilities	(3,407)	794	(32)	(423)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	23,912	4,747	(9,458)	6,326
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment, net of impact of business acquisitions	(5,228)	(4,608)	(1,093)	(25)
Purchases of customer lists	(2,503)	(354)	(99)	—
Assets and liabilities acquired from SPS, net of cash received	—	—	(237,772)	—
Amount paid in advance related to subsequent acquisition	—	(55,305)	—	—
Proceeds held related to subsequent acquisition	(343)	—	—	—
Acquisition of business, net of cash received	—	(5,753)	—	—
NET CASH (USED IN) INVESTING ACTIVITIES	(8,074)	(66,020)	(238,964)	(25)
CASH FLOWS FROM FINANCING ACTIVITIES
Finance lease obligations	—	—	(2)	(14)
Payments on long-term debt	(2,364)	(1,720)	(376)	—
Payment of debt issuance costs	—	(1,650)	(5,419)	—
Proceeds from issuance of long-term debt	—	85,000	150,500	—
Payments to GTCR parent	(2,211)	(22,071)	—	—
Capital contributions from GTCR parent	530	3,588	116,009	—
Net transfers to SPS	—	—	—	(18,181)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(4,045)	63,147	260,712	(18,195)
Net change in cash and cash equivalents	11,793	1,874	12,290	(11,894)
Cash and cash equivalents, beginning of period	14,164	12,290	—	13,137
Cash and cash equivalents, end of period	$25,957	$14,164	$12,290	$1,243
Supplemental disclosures:
Cash interest paid	$18,769	$12,678	$5,074	$419
Cash taxes paid, including estimated payments	$3,507	$1,248	$1,664	$320
Non-cash investing activity
Non-cash preferred and common stock for Stewardship transaction	$—	$4,000	$—	$—
Non-cash contribution related to the SPS acquisition	$—	$—	$16,733	$—
Non-cash contribution related to the FBS acquisition and Stewardship interest	$8,500	$—	$—	$—

See accompanying notes to the consolidated financial statements.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

1.    Organization, basis of presentation and summary of accounting policies

Organization

Successor

GTCR-Ultra Holdings II, LLC (“Holdings” or the “Company”), a Delaware limited liability company, is a holding company that conducts operations through its wholly-owned subsidiaries. These operating subsidiaries are comprised of Paya, Inc. (“Paya”), Paya EFT, Inc. (“Paya EFT”), a wholly-owned subsidiary of Paya, Stewardship Technology, Inc. (“Stewardship”), and First Mobile Trust, LLC (“FBS”). The Company is wholly owned by GTCR-Ultra Holdings, LLC (“GTCR Parent”).

Holdings was formed on November 13, 2018, and serves as the successor entity to GTCR Ultra Intermediate Holdings, Inc. (“Intermediate”), the predecessor entity. During 2018, Intermediate. consolidated the results of operations of Paya, Paya EFT, and Stewardship.

Prior to formation of Holdings in November, 2018, the Company operated as Intermediate, a Delaware corporation. Intermediate is a holding company that conducts operations through its wholly-owned and majority-owned subsidiaries after the acquisition of Sage Payment Solutions Inc.

In January 2019, the ownership of Stewardship was transferred to another wholly-owned subsidiary of the Company. There was no gain or loss recognized in this common control transfer. This change resulted in the transfer of Stewardship’s assets and liabilities, including goodwill and intangibles acquired from the Purchase, to Paya Vertical and the removal of the non-controlling interest from Holdings.

The Company is a leading independent integrated payments platform providing Card, automated clearing house (“ACH”), & Check payment processing solutions via software to middle-market businesses in the United States. Paya’s solutions integrate with customers’ core business software to enable payments acceptance, reconcile invoice detail, and post payment information to their core accounting system. In this manner, Paya enables its customers to collect revenue from their consumer (“B2C”) and business (“B2B”) customers with a seamless experience and high-level of security across payment types.

The Company is headquartered in Atlanta, Georgia and also has operations in Reston, VA, Fort Walton Beach, FL, Mount Vernon, OH and Miamisburg, OH.

Predecessor

Paya was previously Sage Payment Solutions, Inc. (“SPS”). Prior to the Acquisition (defined below), Paya was a wholly-owned subsidiary of Sage Software Inc. (“SSI”), which was a subsidiary of Sage Software North America (“Sage NA”), which was a wholly owned subsidiary of The Sage Group Plc (collectively, “Sage Group”, “Sage Parent”). These entities collectively represent the “former owner(s)”. Sage Group is a global provider of integrated accounting, payroll and payment solutions headquartered in the United Kingdom and publicly traded company on the London Stock Exchange (“LSE”).

SPS was comprised of two entities – Sage Payment Solutions, Inc., and Sage Payment Solutions EFT, Inc. (“SPS EFT”), a wholly-owned subsidiary of Sage Payment Solutions, Inc.

SPS was incorporated in Delaware in April 2002 and developed and provided electronic payment-processing and merchant solutions to a range of customers across select verticals. The company offered debit and credit card processing, gift and loyalty card programs, and electronic check and ACH payment solutions. SPS’s payment solutions integrated with merchant’s business management software solutions and enable them to securely accept electronic omni-channel payments.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

1.    Organization, basis of presentation and summary of accounting policies (cont.)

Limited liability company

The Company is formed for the objective and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, as amended from time to time and engaging in any and all activities necessary. The entity has an indefinite life, unless otherwise amended or dissolved.

Earnings per share are not presented in the accompanying financial statements as the Company is a single member Limited Liability Company (“LLC”).

Basis of presentation

In the accompanying financial statements, historical results of operations reflect both the predecessor entity and successor entity. These financial statements reflect the consolidated results of operations, financial position and cash flows of the Company, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying financial statements include the consolidated accounts of Holdings and its subsidiaries where we have determined we have a controlling interest. The Company consolidates those entities it controls through a majority voting interest. Certain amounts in prior years have been reclassified to conform to the current year presentation.

Basis of presentation — Successor

On August 1, 2017, an investor group comprised of certain investment funds affiliated with GTCR, LLC (“GTCR Funds”), an unaffiliated third party, through wholly owned subsidiaries, GTCR Parent, Intermediate and GTCR-Ultra Acquisition, Inc. (“GTCR Acquisition”), acquired (the “Acquisition”) SPS from Sage Group. As part of the purchase agreement GTCR Funds agreed to pay $240,000 plus working capital adjustments and provide to Sage Group $20,000 of preferred stock of GTCR Parent, with a fair value of approximately $16,700 as of August 1, 2017 (the “Acquisition”). Total consideration for the Acquisition was approximately $255,683.

The Acquisition was funded with approximately $145,100 in debt, net of $5,400 of financing costs, and $110,667 in equity, net of $5,767 of transaction costs. The debt incurred to fund the acquisition was incurred by GTCR Acquisition. The Acquisition qualified as a business combination, and GTCR Parent elected to apply pushdown accounting, as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). After closing of the Acquisition, GTCR-Ultra Acquisition, Inc. was merged with the Company and the debt incurred to fund the transaction was assigned to SPS and its subsidiary.

Transaction Services Agreement (“TSA”)

The TSA provides for the continued provision of certain corporate overhead services to the Company by Sage Group and its affiliates. The services provided primarily consist of certain accounting, information technology, human resources, and other general and administrative services associated with the Successor’s transition to a stand-alone company. The services are to be provided to the Successor for a period of up to twelve months. The Company terminated the TSA in July 2018. The TSA charges are included in selling, general & administrative expenses on the consolidated statement of operations. See Note 13, Related party transactions, for amounts related to TSA transactions as of December 31, 2017.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

1.    Organization, basis of presentation and summary of accounting policies (cont.)

Strategic Alliance Agreement (“SAA”)

The SAA establishes the terms of the business relationship between SSI and SPS, including the servicing of existing or legacy customer relationships and the referral and acquisition of new customers; the maintenance requirements of the software; the payment details of revenue share by SPS to SSI for customer referrals; the respective parties’ IP rights; and SPS’s prospective entry into the Sage Partner Program as a Preferred Partner. See Note 12, Related party transactions, for amounts related to SAA transactions as of December 31, 2017.

Basis of presentation — Predecessor

The historical costs and expenses reflected in the consolidated Predecessor financial statements include an allocation for certain corporate functions historically provided by Sage Group or its wholly-owned subsidiaries. Certain functions critical to the Company’s operations were centralized and managed by Sage Group or its wholly-owned subsidiaries. For the period ended July 31, 2017 only a sub-set of the centralized functions were allocated to the Company and consisted of general and administrative costs covering human resources, accounting, financial planning and analysis, and information technology. Charges related to marketing and technology applicable to the Company were directly charged to the Company prior to the Acquisition and pro-rated to the period ended July 31, 2017. The change between periods is a result of the decision by Sage Parent to sell SPS and the Company no longer receiving the benefit of all of the centralized functions. Additionally, the Company used office space leased by Sage NA. The cost of each of these applicable services has been allocated to the Company on the basis of the Company’s relative net sales or headcount as compared to that of Sage Group, Sage NA, and in certain cases based only on the US operations of Sage NA, depending upon which allocation methodology is more appropriate for each service. The Company believes that these allocations reasonably reflect the utilization of services provided and benefits received during each of the applicable periods. However, they may differ from the costs that would have been incurred had the Company operated as a stand-alone company for the periods presented or will be incurred by the Company in future periods. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including legal services, accounting and finance services, human resources, marketing and contract support, customer support, treasury, facility and other corporate and infrastructural services. Income taxes have been accounted for in these financial statements on a separate-return basis.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. The more significant estimates made by management relate to allowance for doubtful accounts, income taxes and impairment of intangibles and long-lived assets.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary companies. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investments with a maturity of ninety days or less at the time of purchase. The fair value of our cash and cash equivalents approximates carrying value. At times, cash and cash equivalents exceed the amount insured by the Federal Deposit Insurance Corporation.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

1.    Organization, basis of presentation and summary of accounting policies (cont.)

Concentration of credit risk

Our cash, cash equivalents, trade receivables, funds receivable and customer accounts are potentially subject to concentration of credit risk. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. No individual customers represented more than 10% of the Company’s revenue.

Trade receivables, net

Trade receivables are recorded at net realizable value, which includes allowances for doubtful accounts. The Company estimates an allowance for doubtful accounts related to balances that Holdings estimates it cannot collect from merchants. These uncollectible amounts relate to chargebacks, uncollectible merchant fees, and ACH transactions that have been rejected subsequent to the payout date. The Company uses historical write-off data to estimate losses incurred relating to uncollectible accounts.

Prepaid expenses

Prepaid expenses primarily consist of prepaid insurance, prepaid rent and prepaid supplier invoices.

Other current assets

Other current assets primarily consist of current deferred debt issuance costs for the Revolver facility, other receivables, inventory equipment and funds held for the FBS acquisition. The decrease in account balance from 2018 to 2019 is primarily attributable to the amounts paid related to the FBS acquisition in the amount of $55,305, $343 of amounts held in escrow for the purchase of FBS and $22,071 transferred to Parent for a total amount of $77,719. These funds were held as of December 31, 2018 and paid out upon closing of the transaction on January 2, 2019. See Note 3, Business combinations, for further explanation.

Funds held for clients and client funds obligation

Funds held for clients and client funds obligations result from the Company’s processing services and associated settlement activities, including settlement of payment transactions. Funds held for clients are generated principally from merchant services transactions and are comprised of both settlements’ receivable and cash as of period end.

Certain merchant settlement assets that relate to settlement obligations accrued by the Company are held by partner banks. The Company records corresponding settlement obligations for amounts payable to merchants and for payment instruments not yet presented for settlement. Differences in the funds held for clients and client funds obligation are due to timing differences between when transactions are settled and when payment instruments are presented for settlement and are considered to be immaterial. The changes in settlement assets and obligations are presented on a net basis within operating activities in the consolidated statements of cash flows.

Property and equipment, net

Property and equipment, is stated at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. These lives are 3 years for computers and equipment and acquired internal-use software, 5 years for furniture, fixtures, and office equipment, and the lesser of the asset useful life or remaining lease term for leasehold improvements. Repair and maintenance costs are expensed as incurred and included in selling, general and administrative expenses on the consolidated statements of operations.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

1.    Organization, basis of presentation and summary of accounting policies (cont.)

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets in accordance with the provisions of ASC 360, Property, Plant and Equipment (“ASC 360”). ASC 360 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. There was no impairment of long-lived assets recognized in any period presented in the consolidated financial statements.

Goodwill and other intangible assets, net

Goodwill represents the premium paid over the fair value of the net tangible and identifiable intangible assets acquired in the Company’s business combinations. The Company evaluates goodwill and intangible assets in accordance with ASC 350, Goodwill and Other Intangible Assets (“ASC 350”). ASC 350 requires goodwill to be either qualitatively or quantitatively assessed for impairment annually (or more frequently if impairment indicators arise) for each reporting unit. The Company tests goodwill annually for impairment as of September 30 of each year, and at interim periods upon a potential indication of impairment, using a qualitative approach. There was no goodwill impairment recognized in any period presented in the consolidated financial statements.

Intangible assets with finite lives consist of developed technology and customer relationships and are amortized on a straight-line basis over their estimated useful lives. The Company capitalizes software development costs and website development costs incurred in accordance with ASC 350-40, Internal Use Software. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, the Company makes an assessment of the recoverability of the net book value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the asset over the remaining amortization period, the Company reduces the net book value of the related intangible asset to fair value and may adjust the remaining amortization period.

The Company evaluates its intangible assets with finite lives for indications of impairment whenever events or changes in circumstances indicate that the net book value may not be recoverable. There were no indicators of impairment identified nor was impairment recognized in intangible assets in any period presented in the consolidated financial statements.

Long-term debt and issuance costs

Eligible debt issuance costs associated with the Company’s credit facilities are deferred and amortized to interest expense over the term of the related debt using the effective interest method. Debt issuance costs associated with Company’s term debt are presented on the Company’s consolidated balance sheets as a direct reduction in the carrying value of the associated debt liability.

Revenue

The Company’s business model provides payment services, card processing, and ACH, to merchants through enterprise or vertically focused software partners, direct sales, reseller partners, other referral partners, and a limited number of financial institutions. The Company recognizes processing revenues on bankcard merchant accounts and ACH merchant accounts at the time merchant transactions are processed and periodic fees over the period the service is performed.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

1.    Organization, basis of presentation and summary of accounting policies (cont.)

Cost of services exclusive of depreciation and amortization

Cost of services includes card processing costs, ACH costs, and other fees paid to card networks, and equipment expenses directly attributable to payment processing and related services to merchants. These costs are recognized as incurred. Cost of services also includes revenue share amounts paid to reseller and referral partners and are calculated monthly based on monthly merchant activity. These expenses are recognized as transactions are processed. Accrued revenue share represent amounts earned during the month but not yet paid at the end of the period.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of salaries, wages, commissions, marketing costs, professional services costs, technology costs, occupancy costs of leased space, and bad debt expense. Stock based compensation expense is also included in this category.

Depreciation & Amortization

Depreciation and amortization consist primarily of amortization of intangible assets, mainly including customer relationships, internally developed software, revenue share buyouts, and trade names and to a lesser extent depreciation on our investments in property, equipment, and software. We depreciate and amortize our assets on a straight-line basis in accordance with our accounting policies. These lives are 3 years for computers and equipment and acquired internal-use software, 5 years for furniture, fixtures, and office equipment, and the lesser of the asset useful life or remaining lease term for leasehold improvements. Repair and maintenance costs are expensed as incurred and included in selling, general and administrative expenses on the consolidated statements of operations. Customer relationships are amortized over a period of 5-15 years depending on the intangible, developed technology 3 – 5 years, and tradenames over 25 years.

Derivative financial instruments

The Company accounts for its derivative instruments in accordance with ASC 815, Derivatives and Hedging. ASC 815 establishes accounting and reporting standards for derivative instruments requiring the recognition of all derivative instruments as assets or liabilities in the Company’s consolidated balance sheets at fair value. The Company records its derivative instruments as assets or liabilities, depending on its rights or obligations under the applicable derivative contract. Changes in fair value are recognized in earnings in the affected period.

The Company uses an interest rate cap contract to manage risk from fluctuations in interest rates on its term loan credit agreement. Interest rate caps involve the receipt of variable-rate amounts beyond a specified strike price over the life of the agreement without exchange of the underlying principal amount. The interest rate cap is not designated as a hedging instrument. Changes in the fair value of the interest rate cap are recorded through other income (expense) in the consolidated statement of operations, other current assets and other current liabilities on the consolidated balance sheet, and in changes in other current assets in the combined statement of cash flows.

Income taxes

As an LLC classified as a disregarded entity for federal and most state and local tax purposes, Holdings and its wholly owned subsidiary First Mobile Trust, LLC are generally not liable for federal and most state and local income taxes. Paya, Paya EFT, and Stewardship, all classified as C-corporations, pay taxes.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

1.    Organization, basis of presentation and summary of accounting policies (cont.)

Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts, using currently enacted tax rates. The measurement of a deferred tax asset is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company recognizes a tax benefit for uncertain tax positions if the Company believes it is more likely than not that the position will be upheld on audit based solely on the technical merits of the tax position. The Company evaluates uncertain tax positions after the consideration of all available information.

On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”) was signed into law. The TCJA includes a number of provisions impacting the Company, including the lowering of the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018 and 100% immediate expensing for qualifying capital asset expenditures acquired and placed into service after September 27, 2017, among others. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act featured significant tax provisions and other measures to assist businesses impacted by the economic effects of the COVID-19 pandemic, a number of which impacted the Company. In particular, the CARES Act increased the 30% adjusted taxable income limitation to 50% for tax years beginning in 2019 and 2020 related to the Section 163(j) interest expense limitation provisions. Additionally, the CARES Act permitted for a delay of payment of applicable 2020 employer payroll taxes from the date of enactment through December 31, 2020 and also made a technical correction to the 2017 TCJA to provide a 15-year recovery period for qualified improvement property, thus making qualified improvement property eligible for bonus depreciation. See Note 10, Income taxes, for the impact on the consolidated financial statements as a result of the TCJA. As of December 31, 2018, we completed our assessment of the tax impact of the TCJA.

Fair-Value Measurements

The Company follows ASC 820, Fair Value Measurements, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of fair value is based on the principal or most advantageous market in which the Company could participate and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. Also, determination of fair value assumes that market participants will consider the highest and best use of the asset.

The Company uses the hierarchy prescribed in ASC 820 for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the hierarchy are as follows:

Level 1 Inputs — Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date;

Level 2 Inputs — Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 Inputs — Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Company’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

1.    Organization, basis of presentation and summary of accounting policies (cont.)

Recently Issued Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this ASU are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning an interim period that includes or is subsequent to March 12, 2020, or prospectively from the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. The Company may apply ASU 2020-04 as its contracts referenced in London Interbank Offered Rate (“LIBOR”) are impacted by reference rate reform. The Company is currently evaluating the effect of ASU 2020-04 on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to enhance and simplify various aspects of the accounting for income taxes. The amendments in this update remove certain exceptions to the general principles in Topic 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also clarifies and amends existing guidance to improve consistent application of the accounting for franchise taxes, enacted changes in tax laws or rates and transactions that result in a step-up in the tax basis of goodwill. ASU 2019-12 is effective for annual and interim periods beginning after December 15, 2020, with early adoption permitted. We are evaluating the effect of ASU 2019-12 on our consolidated financial statements.

In August 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-12, Derivatives and Hedging (Topic 815), Targeted Improvements to Accounting for Hedging Activities. The new guidance amends the hedge accounting model in Accounting Standards Codification (“ASC”) 815 to better portray the economic results of an entity’s risk management activities in its financial statements and simplifies the application of hedge accounting in certain situations. The ASU eliminates the requirement to separately measure and report hedge ineffectiveness. The ASU is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a significant impact on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount. As a result, an impairment charge will be recorded based on the excess of a reporting unit’s carrying amount over its fair value. The amendments of this ASU are effective for reporting periods beginning after December 15, 2021. Early adoption of this ASU is permitted for interim and annual impairment tests performed on testing dates after January 1, 2017. The Company does not expect the adoption of this ASU to have a significant impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU presents a new methodology for calculating credit losses on financial instruments (e.g. trade receivables) based on expected credit losses and expands the types of information companies must use when calculating expected losses. This ASU is effective for annual periods beginning after December 15, 2021 and interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its Consolidated Financial Statements.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

1.    Organization, basis of presentation and summary of accounting policies (cont.)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires lessees to put most leases on their balance sheets. The guidance also modifies the classification criteria and the accounting for sales-type and direct financing leases for lessors and provides new presentation and disclosure requirements for both lessees and lessors. This standard is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company will adopt this ASU on January 1, 2021 and does not expect the adoption of this ASU to have a significant impact on its consolidated financial statements.

2.    Revenue recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”). ASC 606 supersedes the revenue recognition requirements in Accounting Standard Codification (“ASC”) 605, Revenue Recognition (“ASC 605”). The new standard provides a five-step analysis of transactions to determine when and how revenue is recognized, based upon the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company adopted ASC 606 on January 1, 2019 using the modified retrospective approach. As a result of adopting the new standard, the Company did not have material changes to the timing of its revenue recognition, nor an impact to the financial statements.

At contract inception, the Company assesses the goods and services promised in its contracts with customers and identifies performance obligations for each promise to transfer to the customer a good or service that is distinct. The Company’s performance obligation relating to its payment processing services revenue is to provide continuous access to the Company’s system to process as much as its customers require. Since the number or volume of transactions to be processed is not determinable at contract inception, the Company’s payment processing services consist of variable consideration under a stand-ready service of distinct days of service that are substantially the same with the same pattern of transfer to the customer. As such, the stand-ready obligation is accounted for as a single-series performance obligation whereby the variability of the transaction value is satisfied daily as the performance obligation is performed. In addition, the Company applies the right to invoice practical expedient to payment processing services as each performance obligation is recognized over time and the amounts invoiced are reflective of the value transferred to the customer.

The Company uses each day as a time-based measure of progress toward satisfaction of the single performance obligation of each contract. This method most accurately depicts the pattern by which services are transferred to the merchant, as performance depends on the extent of transactions processed for that merchant on a given day. Likewise, consideration to which the Company expects to be entitled is determined according to our efforts to provide service each day.

ASC 606 requires disclosure of the aggregate amount of the transaction price allocated to unsatisfied performance obligations; however, as permitted by the standard, the Company has elected to exclude from this disclosure any contracts with an original duration of one year or less and any variable consideration that meets specified criteria. As discussed above, the Company’s core performance obligation is a stand-ready obligation comprised of a series of distinct days of service, and revenue related to this performance obligation is generally billed and recognized as the services are performed. The variable consideration allocated to this performance obligation meets the specified criteria for disclosure exclusion. The aggregate fixed consideration portion of customer contracts with an initial contract duration greater than one year is not material.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

2.    Revenue recognition (cont.)

The Company’s customers are all domestic, small to medium size businesses who are underwritten to the credit standards of the Company and who each have merchant processing agreements. The Company, through its risk informed bad debt and allowance accounting, appropriately reserves for any potential risk to its revenue and cash flows. Since the cash is collected for the majority of transactions within a month, there is not a significant time lag or risk of uncollectibility in the recognition of revenue.

We do not have any material contract assets or liabilities for any period presented and we did not recognize any impairments of any contract assets or liabilities for the years ended December 31, 2019, 2018 or for the period from August 1 to December 31, 2017.

The Company generates its revenue from three revenue sources which include Transaction based revenue, Service based fee revenue and Equipment revenue and are defined below:

Transaction based revenue

Transaction based revenue represents revenue generated from transaction fees based on volume, including interchange fees and convenience based fees. The Company generates transaction based revenue from fees charged to merchants for card-based processing volume and ACH transactions. Transaction based revenues are recognized on a net basis equal to the full amount billed to the bankcard merchant, net of interchange fees and assessments. Interchange fees are fees paid to card-issuing banks and assessments paid to payment card networks. Interchange fees are set by credit card networks based on various factors, including the type of bank card, card brand, merchant transaction processing volume, the merchant’s industry and the merchant’s risk profile and are recognized at the time merchant transactions are processed. Transaction based revenue was recorded net of interchange fees and assessments of $429,184, $425,864, $174,175 and $229,458 in the years ending December 31, 2019 and 2018, the five months ended December 31, 2017 and the seven months ended July 31, 2017, respectively.

Service based fee revenue

Service based fee revenue represents revenue generated from recurring and periodic service fees. The Company generates service based fee revenue from charging a service fee, a fee charged to the client for facilitating bankcard processing, which are recognized on a gross basis. The Company also generates service based fees related to ACH inclusive of monthly support fees and monthly statement fees.

Equipment revenue

Equipment revenue comprises sales of equipment which primarily consists of payment terminals.

The Company generates its revenue from two segments which include Integrated Solutions and Payment Services and are defined below:

Integrated Solutions

Our Integrated Solutions segment represents the delivery of our credit and debit card payment processing solutions to customers via integrations with software partners across our strategic vertical markets. Our Integrated Solutions partners include vertical focused front-end Customer Relationship Management software providers as well as back-end Enterprise Resource Planning and accounting solutions.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

2.    Revenue recognition (cont.)

Payment Services

Our Payment Services segment represents the delivery of card payment processing solutions to our customers through resellers, as well as ACH, check, and gift card processing. Card payment processing solutions in this segment do not originate via a software integration but still utilize Paya’s core technology infrastructure. ACH, check, and gift card processing may or may not be integrated with third-party software.

The following table presents the Company’s revenue disaggregated by segment and by source as follows:

	Integrated Solutions
	Year ended December 31,	Year ended December 31,	Period from August 1, to December 31,
	2019	2018	2017
Revenue from contracts with customers
Transaction based revenue	$107,947	$90,153	$36,048
Service based fee revenue	11,345	9,978	3,579
Equipment revenue	475	195	308
Total revenue	$119,767	$100,326	$39,935
	Payment Services
	Year ended December 31,	Year ended December 31,	Period from August 1, to December 31,
	2019	2018	2017
Revenue from contracts with customers
Transaction based revenue	$67,130	$67,875	$28,195
Service based fee revenue	16,197	16,670	6,711
Equipment revenue	280	207	386
Total revenue	$83,607	$84,752	$35,292

3.    Business combinations

Transaction overview — the Acquisition

The Successor’s financial statements reflect the Acquisition of the Predecessor that occurred on August 1, 2017, which was accounted for as a business combination as defined by ASC 805. The assets acquired and liabilities assumed are recorded at their respective fair values as of the date of the Acquisition with the excess of the purchase price over those fair values recorded as goodwill. The determination of the fair values of the acquired assets and assumed liabilities required significant judgment, including estimates impacting the determination of estimated lives of tangible and intangible assets, the calculation of the fair value of property and equipment, developed technology and customer relationship intangibles. The fair values were determined considering the income, market and cost approaches. The fair value measurement is based on significant inputs that are not observable in the market and, therefore represents a Level 3 measurement.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

3.    Business combinations (cont.)

The following table summarizes the fair values of the assets acquired and liabilities assumed by the Company at the Acquisition date:

Assets
Current Assets:
Cash and cash equivalents	$1,243
Receivables	16,339
Funds held for clients	63,618
Other current assets	7,638
Total current assets	88,838
Other assets:
Goodwill	154,772
Intangible assets	149,660
Property and equipment, net	2,087
Other long-term assets	362
Total assets	$395,719
Liabilities
Current liabilities:
Trade accounts payable	$3,145
Other accrued expenses	18,362
Client fund obligation	63,741
Total current liabilities	85,248
Other liabilities	3,620
Deferred tax liability – non-current	51,168
Total liabilities	140,036
Net assets	$255,683

Intangible assets acquired consisted of customer relationships of $138,200 and developed technology of $11,460. All intangibles assets are amortized on a straight-line basis in line with Company policy. Goodwill of $154,772 resulted from the Acquisition. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. The Company views this acquisition as an important part of its long-term strategy of expanding the Company’s business and the goodwill arising from the acquisition was attributable to strategic benefit and growth opportunities. The goodwill is not deductible for tax purposes. The goodwill balance included $801 adjustment related to the finalization of tax matters and a $65 purchase price adjustment related to the net working capital computation in the year ended December 31, 2018.

Transaction costs related to the transaction totaled $13,770 and are recorded in selling, general & administrative expenses on the consolidated Successor statement of operations. Payment for the transaction costs was funded by $13,770 of investment by GTCR Parent and is reflected as an increase in investment by GTCR Parent on the consolidated statement of changes in member’s equity as of December 31, 2017.

Acquisition financing transactions

Consideration to fund the Acquisition was provided by an equity investment of $110,667 and proceeds from third-party debt of $145,100, net of debt issuance costs of $5,400. The financing transaction also included a revolving credit facility with the ability to draw up to $25,000 and a delayed draw term loan with the ability to borrow up to $27,500. Included within the $5,400 are debt issuance costs the Company incurred related to the revolving line of credit in the amount of $500.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

3.    Business combinations (cont.)

Stewardship transaction overview

Paya purchased Stewardship Technology, Inc. on November 1, 2018 for total consideration of $9,768, which consisted of cash of $5,768 and $4,000 of preferred and common stock of GTCR Parent, which was accounted for as a business combination as defined by ASC 805. In connection with the FBS acquisition, in 2019 GTCR Parent contributed all of its preferred and common stock to the Company as a capital contribution. The assets acquired and liabilities assumed are recorded at their respective fair values as of the date of the acquisition with the excess of the purchase price over those fair values recorded as goodwill. The determination of the fair values of the acquired assets and assumed liabilities required significant judgment, including estimates impacting the determination of estimated lives of tangible and intangible assets, and their related fair values. The fair values were determined considering the income, market and cost approaches. The fair value measurement is based on significant inputs that are not observable in the market and, therefore represents a Level 3 measurement.

The following table summarizes the fair values of the assets acquired and liabilities assumed by the Company and resulting goodwill at November 1, 2018:

Assets
Current Assets:
Cash and cash equivalents	$27
Funds held for clients	1,255
Other current assets	3
Total current assets	1,285
Other assets:
Goodwill	5,405
Intangible assets	5,550
Other assets	46
Total assets	$12,286

Liabilities
Current liabilities:
Other accrued expenses	$94
Client fund obligation	1,255
Total current liabilities	1,349
Deferred tax liability – non-current	1,169
Total liabilities	2,518
Net assets	$9,768

Intangible assets acquired consist of customer relationships of $1,100, developed technology of $3,660, and tradename of $790. All intangibles assets are amortized on a straight-line basis in line with Company policy. Goodwill of $5,405 resulted from the acquisition and is not deductible for tax purposes. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the expected revenue synergies. As of December 31, 2019, the measurement period for Goodwill has closed and no further adjustments were made in 2019.

Transaction costs related to the transaction totaled $613 and are recorded in selling, general & administrative expenses on the consolidated statement of operations.

Stewardship contributed $472 and $(339) to our revenue and net loss, respectively, for 2018. Stewardship contributed $2,964 and $(2,170) million to our revenue and net loss, respectively, for 2019.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

3.    Business combinations (cont.)

FBS transaction overview

Paya Vertical Software, LLC, a wholly owned subsidiary, purchased First Mobile Trust, LLC on January 1, 2019 for total consideration of $56,975 which consisted of cash of $51,795, of which $343 were funds held in escrow, $680 fair value of contingent consideration to be paid based upon the achievement of certain growth metrics related to the financial performance of FBS in the 12 months from January 1, 2019 through December 31, 2019, which were not achieved, and $4,500 of preferred and common stock of GTCR Parent which is recorded as a capital contribution, which was accounted for as a business combination as defined by ASC 805. In connection with the capital contribution, no non-controlling interest was recorded as Parent did not own any shares of FBS at the date of acquisition or as of December 31, 2019. The assets acquired and liabilities assumed are recorded at their respective fair values as of the date of the acquisition with the excess of the purchase price over those fair values recorded as goodwill. The determination of the fair values of the acquired assets and assumed liabilities required significant judgment, including estimates impacting the determination of estimated lives of tangible and intangible assets, and their related fair values. The fair values were determined considering the income, market and cost approaches. The fair value measurement is based on significant inputs that are not observable in the market and, therefore represents a Level 3 measurement.

The following table summarizes the fair values of the assets acquired and liabilities assumed by the Company and resulting goodwill at January 1, 2019:

Assets
Current Assets:
Cash and cash equivalents	$1,262
Prepaid expenses	41
Other current assets	382
Total current assets	1,685
Other assets:
Property and equipment, net	32
Goodwill	33,699
Intangible assets	21,800
Other long-term assets	126
Total assets	$57,342

Liabilities
Current liabilities:
Other accrued expenses	$367
Total current liabilities	367
Total liabilities	367
Net assets	$56,975

Intangible assets acquired consist of customer relationships of $14,000, developed technology of $4,400, and tradename of $3,400. All intangibles assets are amortized on a straight-line basis in line with Company policy. Goodwill of $33,699 resulted from the acquisition and is not deductible for tax purposes. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the expected revenue synergies. As of December 31, 2019, the measurement period for Goodwill has closed.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

3.    Business combinations (cont.)

Transaction costs related to the transaction totaled $3,854 and are recorded in selling, general & administrative expenses on the consolidated statement of operations.

FBS contributed $11,814 and $1,211 to our revenue and income before income taxes, respectively, for 2019.

FBS did not achieve established growth metrics in the 12 months from January 1, 2019 through December 31, 2019. Accrued liabilities related to the contingent consideration of $680 were written off to Other income (expense). The Company made no payments in 2019 for contingent consideration related to the FBS transaction.

Pro Forma Results of Operations for Business Combinations

The following unaudited pro forma information presents consolidated financial information of the Company as if the Acquisition and the Stewardship transactions occurred on January 1, 2017.

Period	Revenue	Net loss
2017 Pro Forma from January 1, 2017 to December 31, 2017	$185,333	$(200)

The following unaudited pro forma information presents consolidated financial information of the Company as if the Stewardship and FBS transactions occurred on January 1, 2018.

Period	Revenue	Net loss
2018 Pro Forma from January 1, 2018 to December 31, 2018	$197,555	$(4,814)

4.    Property and equipment, net

Property and equipment, net consists of the following:

	December 31, 2019	December 31, 2018
Computers and equipment	$5,284	$3,775
Internal-use software	6,471	3,394
Office equipment	130	201
Furniture and fixtures	1,284	631
Leasehold improvements	1,087	283
Other equipment	26	24
Total property and equipment	14,282	8,308
Less: accumulated depreciation	(4,261)	(2,303)
Total property and equipment, net	$10,021	$6,005

Depreciation and amortization expense, including depreciation of assets under capital leases and acquired internal-use software, totaled $2,753 for the year ended December 31, 2019, $1,433 for the year ended December 31, 2018, $321 for the period from August 1, 2017 to December 31, 2017 and $713 for the period from January 1, 2017 to July 31, 2017.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

5.    Goodwill and other intangible assets, net

Goodwill recorded in the consolidated financial statements was $193,885 and $160,174 at December 31, 2019 and 2018, respectively. There were no indicators of impairment noted in the periods presented.

The following table presents changes to goodwill for the years ended December 31, 2019 and 2018:

Total
Balance as of December 31, 2017	$154,036
Acquisitions	5,405
Adjustment for deferred income taxes	733
Balance as of December 31, 2018	160,174
Acquisitions	33,711
Balance as of December 31, 2019	$193,885

Intangible assets other than goodwill at December 31, 2019 included the following:

	Weighted Average Useful Life (Years)	Useful Lives	Gross Carrying Amount at December 31, 2019	Accumulated Amortization	Net Carrying Value as of December 31, 2019
Customer Relationships	10.3	5 – 15 years	$156,256	$(34,712)	$121,544
Developed Technology	4.3	3 – 5 years	19,520	(8,658)	10,862
Tradename	25.0	25 years	4,190	(173)	4,017
	9.0		$179,966	$(43,543)	$136,423

Intangible assets other than goodwill at December 31, 2018 included the following:

	Weighted Average Useful Life (Years)	Useful Lives	Gross Carrying Amount at December 31, 2018	Accumulated Amortization	Net Carrying Value as of December 31, 2018
Customer Relationships	10.0	5 – 15 years	$139,753	$(19,674)	$120,079
Developed Technology	4.1	3 – 5 years	15,120	(4,181)	10,939
Tradename	25.0	25 years	790	(5)	785
	8.9		$155,663	$(23,860)	$131,803

Amortization expense totaled $19,683 for the year ended December 31, 2019, $16,906 for the year ended December 31,2018, $6,954 for the period from August 1, 2017 to December 31, 2017 and $362 for the period from January 1, 2017 to July 31, 2017.

The following table shows the expected future amortization expense for intangible assets at December 31, 2019:

Expected Future Amortization Expense
2020	$20,062
2021	18,869
2022	17,196
2023	16,994
2024	15,374
Thereafter	47,928
Total expected future amortization expense	$136,423

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

6.    Long-term debt

The Company’s long-term debt consisted of the following for the two periods presented below:

	December 31, 2019	December 31, 2018
Term loan credit agreement	$231,041	$233,404
Debt issuance costs, net	(4,525)	(5,512)
Total debt	$226,516	$227,892
Less: current portion of debt	(2,364)	(2,364)
Total long-term debt	$224,152	$225,528

In August 2017, GTCR-Ultra Acquisition, Inc. entered into an initial term loan credit agreement for borrowings of $150,500, a $25,000 revolving credit facility (the “Revolver”), and a Delayed Draw Term Loan (“DDTL”) for borrowings up to $27,500. The DDTL was not utilized and was closed on September 15, 2017. No borrowings have been made against the Revolver. After closing of the 2017 acquisition of Paya, Inc. and Paya EFT, Inc. (the “Acquisition”), GTCR-Ultra Acquisition, Inc. was dissolved and the term loan credit agreement was assigned to Holdings and its subsidiaries.

In December 2018, the Company amended the credit agreement and GTCR-Ultra Holdings III, LLC (“GTCR-Ultra III”), a wholly-owned subsidiary of the Company, unconditionally guaranteed all loans and commitments. The credit agreements are secured by substantially all of the assets of the Company. As a result of the amendment, the Company increased the term loan an additional $85,000. The Revolver matures in August 2022 and the term loan matures in August 2024, with quarterly payments due throughout the term.

The current portion of debt was included within other current liabilities on the consolidated balance sheet.

The Company had $4,525 and $5,512 of unamortized term loan debt issuance costs that were netted against the outstanding loan balance and $283 and $392 of unamortized costs associated with the Revolver as of December 31, 2019 and 2018, respectively. The Revolver debt issuance costs are recorded in other current assets and are amortized over the life of the Revolver. Amortization of the debt issuance costs are included in interest expense in the consolidated statement of operations.

The interest rate for the revolver and the term loan credit agreement were set at LIBOR plus a margin of 6% on July 1, 2017. In July 2018, the interest rate was reduced to LIBOR plus a margin of 5.25% and remained unchanged at December 31, 2019. Interest expense related to long-term debt totaled $17,669 for the year ending December 31, 2019 and $11,911 for the year ending December 31, 2018. Unused revolver borrowings incur administrative agent fees at a rate of 0.50% per annum on the daily average of the unused amount and are recorded in interest expense. Total interest expense was $20,043, $13,630 and $5,420, for the years ended December 31, 2019 and December 31, 2018, and for the period from August 1, 2017 to December 31, 2017, respectively, including the long-term debt interest expense of $17,669, $11,911 and $4,644 for the years ended December 31, 2019 and December 31, 2018, and for the period from August 1, 2017 to December 31, 2017 and amortization of debt issuance costs of $1,096, $833 and $335 for the years ended December 31, 2019 December 31, 2018 and for the period from August 1, 2017, respectively.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

6.    Long-term debt (cont.)

Principal payments on term loan of $591 were paid quarterly for the period from January 1, 2019 to December 31, 2019. Annual principal payments on term loan for the following years is as follows:

Future Principal Payments
2020	$2,364
2021	2,364
2022	2,364
2023	2,364
2024	221,585
Total future principal payments	$231,041

7.    Derivatives

The Company utilizes derivative instruments to manage risk from fluctuations in interest rates on its term loan credit agreement. On November 16, 2017 the Company entered into an interest rate cap agreement with a notional amount of $125,000 for the initial period, reducing consistent with the required quarterly debt payments, and an effective date of December 29, 2017. The agreement terminates on December 31, 2020. The Company paid a premium of $169 for the right to receive payments if the LIBOR rises above the cap percentage, thus effectively ensuring interest expense is capped at a maximum rate of the cap plus 6% for the duration of the agreement. The premium is recorded in other long-term assets on the consolidated balance sheet. The interest rate cap agreement is a derivative not designated as a hedging instrument for accounting purposes.

The interest rate cap rate is as follows:

Period rate is applicable
Date From	Date To	Notional Amount	Cap Rate (%)
December 29, 2017	March 29, 2018	125,000	2.25%
March 30, 2018	June 28, 2018	124,688	2.50%
June 29, 2018	September 28, 2018	124,375	2.75%
September 29, 2018	December 30, 2018	124,063	2.75%
December 31, 2018	March 29, 2019	123,750	3.00%
March 30, 2019	June 28, 2019	123,438	3.00%
June 29, 2019	September 29, 2019	123,125	3.00%
September 30, 2019	December 30, 2019	122,813	3.00%
December 31, 2019	March 30, 2020	122,500	3.00%
March 31, 2020	June 29, 2020	122,188	3.00%
June 30, 2020	September 29, 2020	121,875	3.00%
September 30, 2020	December 31, 2020	121,562	3.00%

The fair value of the interest rate cap agreement was $1 and $150 at December 31, 2019 and 2018, respectively. The fair value of the interest rate cap agreement is included in other current assets on the consolidated balance sheet. Changes in fair value are recorded in earnings in other income (expense). The Company recognized ($149), $8 and ($27) in other income (expense) for the years ended December 31, 2019 and December 31, 2018, for the period from August 1, 2017 to December, 31, 2017, respectively.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

8.    Share-based compensation

GTCR Parent provides Class C Incentive Units as part of their incentive plan. As certain employees of the Company were recipients of the Class C Incentive Units discussed above, the related share-based compensation was recorded by the Company.

The total number of units associated with share-based compensation granted and forfeited during the period from Inception to December 31, 2019 is as follows:

	Time Vesting	Performance Vesting	Total
Granted	45,042,000	4,252,000	49,294,000
Forfeited	(9,943,000)	—	(9,943,000)
December 31, 2017 balance	35,099,000	4,252,000	39,351,000
Granted	27,254,387	811,000	28,065,387
Forfeited	(18,125,037)	(4,252,000)	(22,377,037)
December 31, 2018 balance	44,228,350	811,000	45,039,350
Granted	13,050,652	—	13,050,652
Forfeited	(13,827,845)	(811,000)	(14,638,845)
December 31, 2019 balance	43,451,157	—	43,451,157

As of December 31, 2019, 10,538,264 of the units had vested. The units vest on a straight-line basis over the terms of the agreement as described below.

Class C Incentive Units

GTCR Parent provides share-based compensation awards to employees under an incentive plan, including both time vesting incentive units and performance vesting incentive units (collectively, the “Incentive Units”). GTCR Parent is authorized to issue 50,000,000 Incentive Units. There were 43,451,157, 45,039,350 and 39,351,000 Incentive Units issued as of December 31, 2019, 2018 and 2017, respectively. Of these units issued as of December 31, 2019, 43,153,157 units were time vesting units with a five-year vesting period (vesting date varies by employee contract), 298,000 units were time vesting units with a one-year vesting period, and 0 units were performance vesting units. Of the units issued as of December 31, 2018, 43,930,350 units were time vesting units with a five-year vesting period (vesting date varies by employee contract), 298,000 units were time vesting units with a one-year vesting periods and 811,000 units were performance vesting units. Of the units issued as of December 31, 2017, 34,801,000 units were time vesting units with a five-year vesting period (vesting date varies by employee contract). 298,000 units were time vesting units with a one-year vesting periods and 4,252,000 units were performance vesting units. During 2019, 14,638,845 of Class C units were forfeited due to departures of key members of management from the Company. As of December 31, 2019, 10,538,264 of the incentive units were vested.

Units granted during the period had participation thresholds ranging from $0.09 to $0.57 with fair values ranging from $0.12 to $0.26 per unit.

The Company recognized $2,273, $1,309 and $248 of share-based compensation, for the years ended December 31, 2019 and December 31, 2018 and for the period from August 1, 2017 to December 31, 2017, respectively, in selling, general & administrative expenses on the consolidated statement of operations on a straight-line basis over the vesting periods. The Company used the fair value of the awards on the grant date to determine the share-based compensation expense. To determine the fair value of units issued in 2019, GTCR Parent estimated its enterprise value (“EV”) and evaluated the value of units based on the distribution waterfall outlined below.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

8.    Share-based compensation (cont.)

Distributions

Distributions to unitholders are subject to customary waterfall provisions as defined in the Parent’s LLC Agreement. Class C Units are paid after all preferred and common units of Parent. There were no distributions made for the periods reported.

To determine the fair value of units issued in 2019, the Company used a third-party valuation firm to calculate an enterprise value of $602,000 as determined by discounted cash flow, guideline public company, and merger and acquisition valuation methodologies. The Company used the aggregate implied equity value based on capital contributions and a Black-Scholes Option Pricing Model utilizing certain assumptions, such as the risk-free interest rate and equity volatility, to determine total equity value. A risk-free interest rate of 1.6% was utilized with a 5-year term. Volatility of 50.0% was utilized based on comparable companies publicly traded common stock prices and the capital structure of the Company. A weighted average cost of capital of 11.5% was used in the discounted cash flow analysis. Multiples of 13.0x EV/Last twelve months (“LTM”) earnings before interest taxes depreciation and amortization (“EBITDA”) and EV/2019 EBITDA and 10.5x EV/2020 EBITDA were utilized in the guideline public company analysis. Multiples of 13.0x EV/LTM EBITDA and 12.5x EV/Next twelve months EBITDA were utilized in the merger and acquisition analysis.

To determine the fair value of units issued in 2018, the Company estimated its enterprise value (“EV”) and evaluated the value of units based on the distribution waterfall outlined within the Distributions section above. The Company selected an enterprise value of $420,000 as determined by discounted cash flow, guideline public company, and merger and acquisition valuation methodologies. A weighted average cost of capital of 11% was used in the discounted cash flow analysis. Multiples of 10.0x EV/Last twelve months (“LTM”) earnings before interest taxes depreciation and amortization (“EBITDA”) and EV/2018 EBITDA and 9.0x EV/2019 EBITDA were utilized in the guideline public company analysis. Multiples of 10.0x EV/LTM EBITDA and 9.0x EV/Next twelve months EBITDA were utilized in the merger and acquisition analysis.

To determine the fair value of units issued in 2017, the Company used the aggregate implied equity value based on capital contributions and a related Monte Carlo Simulation analysis utilizing certain assumptions, such as the risk-free interest rate and equity volatility, to determine total equity value. A risk-free interest rate of 1.8% was utilized with a 5-year term. Volatility of 37.5% was utilized based on comparable companies publicly traded common stock prices and the capital structure of the Company.

Performance vesting incentive units

The performance vesting incentive units shall become vested only upon the occurrence of a sale of the Company and after certain performance thresholds have been met. ASC 718, Compensation-Stock Compensation, requires a company to recognize cost for awards with performance conditions if and when the Company concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures. All remaining units were forfeited in 2019 and there are no units outstanding units as of December 31, 2019.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

9.    Income taxes

The income tax benefits (expenses) from continuing operations were as follows:

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Period from August 1, to December 31,	Period from January 1, to July 31,
	2019	2018	2017	2017
Current:
Federal	$(2,623)	$261	$(46)	$(5,897)
State	(87)	(435)	(76)	(1,501)
Total current provision	(2,710)	(174)	(122)	(7,398)

Deferred:
Federal	$3,637	$1,963	$16,456	$721
State	1,493	2,090	1,427	17
Total deferred benefit	5,130	4,053	17,883	738
Total benefit for income taxes	$2,420	$3,879	$17,761	$(6,660)

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The rate reconciliation for continuing operations presented below is based on the U.S. federal statutory tax rate of 21% for the years ended December 31, 2019 and 2018:

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Period from August 1, to December 31,	Period from January 1, to July 31,
	2019	2018	2017	2017
Tax computed at federal statutory rate	21.00%	21.00%	34.00%	34.00%
State Taxes (net of federal benefit)	12.44%	20.56%	4.87%	5.86%
Nondeductible Expenses	-0.19%	-0.48%	-0.12%	0.10%
Pass-through Income	-7.33%	1.27%	0.00%	0.00%
Stock compensation	-4.17%	-3.82%	-0.46%	-0.15%
Transaction cost	0.00%	-1.79%	-10.58%	0.00%
Deferred Financing Cost Amortization	0.00%	14.84%	0.00%	0.00%
Uncertain Tax Positions – Interest	-1.19%	-1.25%	-0.17%	0.25%
Uncertain Tax Positions – Liability	-0.81%	0.00%	0.00%	0.00%
Remeasurement of Deferred Taxes due to Tax Reform	0.00%	0.00%	69.37%	0.00%
Return to Provision Adjustments	1.39%	3.58%	0.00%	0.00%
Income tax expense	21.14%	53.91%	96.91%	40.06%

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

9.    Income taxes (cont.)

The Company’s income tax provision was computed based on the federal statutory rate and the average state statutory rates, net of the related federal benefit. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2019	December 31, 2018
Deferred tax assets:
Accrued compensation	$1,082	$771
Accrued vacation	45	11
Bad debt reserve	351	425
Accrued expenses	180	183
Accrued sales tax payable	113	115
Deferred rent	124	127
State net operating loss carryforward	454	1,446
Transaction costs	405	556
Interest expense limitation	3,247	1,359
Unrealized gain/loss on change in fair value of derivative	46	5
Federal net operating loss carryforward	376	193
Federal benefit of UTP	—	666
Total net deferred tax assets	$6,423	$5,857

Deferred tax liabilities
Fixed assets	(2,755)	(2,067)
Intangible amortization	(27,831)	(32,331)
Goodwill amortization	(325)	(332)
Catch up adjustment	(20)	—
California 338(g) amortization	(489)	(288)
Total deferred tax liabilities	$(31,420)	$(35,018)

Valuation allowance	(14)	(980)
Net deferred tax liability	$(25,011)	$(30,141)

The Company had a $1,790 and $919 federal net operating loss carryforward as of December 31, 2019 and December 31, 2018, respectively, which can be carried forward indefinitely. The Company believes that it is more likely than not that the benefit from the federal net operating loss carryforward will be realized prior to expiration.

ASC 740, Income Tax requires deferred tax assets to be reduced by a valuation allowance, if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In accordance with this requirement, the Company regularly reviews the recoverability of its deferred tax assets and establishes a valuation allowance if appropriate. In determining the amount of any required valuation allowance, the Company considers the history of profitability, projections of future profitability, the reversal of future taxable temporary differences, the overall amount of deferred tax assets, and the timeframe necessary to utilize the deferred tax assets prior to their expiration.

The Company had a $454 and $1,446 net operating loss carryforward (tax effected) for various state jurisdictions as of December 31, 2019, and December 31, 2018, respectively. Of these amounts, $14 and $980 relate to Tennessee for the periods ended December 31, 2019, and December 31, 2018, respectively. The Tennessee net operating loss has a fifteen-year carryforward period. The Company believes that it is more

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

9.    Income taxes (cont.)

likely than not that the benefit from the Tennessee net operating loss carryforwards will not be realized prior to expiration. As a result, the Company has provided for a valuation allowance against the Tennessee net operating loss as of December 31, 2019, and December 31, 2018. If in the future the Company believes that it is more likely than not that these deferred tax benefits will be realized, the valuation allowance will be reversed. The Company believes that it is more likely than not that the benefit from all other state net operating loss carryforward will be realized prior to expiration.

At December 31, 2019, and December 31, 2018, the Company has recorded a liability of $0, and $3,250, respectively for uncertain tax provisions in other long-term liabilities, of which the Company recognized approximately $0 and $114 in accrued interest expense associated with unrecognized tax benefits for the year ended December 31, 2019 and December 31, 2018, respectively. These amounts, which are fully indemnified by Sage Group, represent the gross amount of exposure in individual jurisdictions and do not reflect any additional benefits expected to be realized if such positions were sustained, such as a federal deduction that could be realized if an unrecognized state deduction was not sustained. The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits as a component of tax expense. During the year ended December 31, 2019, the liability was settled with the state.

As of December 31, 2019, the earliest tax year open to federal and most state examinations is 2016. There are no new income tax audits open as of December 31, 2019. As of December 31, 2019, the Company had an ongoing excise tax audit in Washington State for the tax years ended December 31, 2016 through December 31, 2019. The Company believes based on the recognition and measurement principles of ASC 740 that the unrecognized tax benefits recorded for all remaining open years in all jurisdictions, including those currently under audit, is appropriate. The Company does not expect its unrecognized tax benefits to significantly change in the next 12 months.

In connection with the 2017 Acquisition, Paya entered into an indemnification agreement whereby Sage Group indemnified GTCR Parent and its affiliates from and against any loss suffered from any indemnified taxes. As such, any uncertain tax positions that exist as of the Acquisition or are uncovered after the Acquisition but related to the Predecessor period, have been accounted for in purchase accounting and in the period ended December 31, 2017. Under this provision, Holdings recognized tax indemnification assets in the amount of $3,250 as of December 31, 2018. The Company recognized tax indemnification assets in the amount of $0 as of December 31, 2019, as all were settled during the year.

As of December 31, 2019, all unrecognized tax benefits were settled for $1,730.

The aggregate change in the balance of gross unrecognized tax benefits, which excludes interest and penalties, for 2019 and 2018 is as follows:

	Year ended December 31,	Year ended December 31,
	2019	2018
Beginning balance	$1,730	$1,730
Additions based on tax positions related to prior years	—	—
Additions based on tax positions related to current years	—	—
Reductions for tax positions due to lapse of statute	—	—
Other changes	(1,730)	—
Ending balance	$—	$1,730

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

10.    Fair Value

The Company makes recurring fair value measurements of contingent liabilities arising from the FBS acquisitions using Level 3 unobservable inputs. This amount relates to expected earnout payments related to certain growth metrics of to the financial performance of FBS in the 12 months from January 1, 2019 through December 31, 2019 as laid out in the acquisition agreement. The fair value of the contingent liability was zero at December 31, 2019.

The Company makes recurring fair value measurements for derivative instruments. Refer to Note 8. Derivatives for additional information.

There were no transfers into or out of Level 3 during the years ended December 31, 2019 and 2018.

Other financial instruments not measured at fair value on the Company’s Consolidated Balance Sheets at December 31, 2018 and 2019 include cash, trade receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other current liabilities as their estimated fair values reasonably approximate their carrying value as reported on the Consolidated Balance Sheets. The Company’s debt obligations are carried at amortized cost less debt issuance costs. Amortized cost approximates fair value.

11.    Commitments and contingencies

Operating leases

The Company leases certain property and equipment for various periods under noncancelable operating leases. The Company’s future minimum lease payments under such agreements at December 31, 2019 were approximately:

Year ending December 31,
2020	$1,346
2021	514
2022	530
2023	545
2024	494
Thereafter	1,012
$4,441

Rental expense was $1,765, $1,581, $686 and $601 for the years ended December 31, 2019 and December 31, 2018, for the period from August 1, 2017 to December 31, 2017 and for the period from January 1, 2017 to July 31, 2017, respectively.

The Company vacated a portion of its leased premises at Reston, VA in 2015. The Company accounted for the remaining lease payments attributable to the vacated portion by recording an onerous lease liability of $1,225 in other long-term liabilities. The onerous lease was fair valued through purchase accounting at the time of the Acquisition and included estimated sub-lease rental income for the vacated portion. The Company entered into a sub-lease of the space in January 2018 that will provide future minimum rental income of $1,189. The Company vacated an additional portion of its leased premises at Reston, VA in fiscal year 2019 and is expected to be completely vacated by August, 2020. The Company accounted for the remaining lease payments attributable to the vacated portion by recording an onerous lease liability of $302 in other current liabilities in accordance with ASC 420 — Exit or Disposal Cost Obligations. The obligation related to onerous leases recorded in other current liabilities was $397 and $256 as of December 31, 2019 and 2018, respectively. The obligation related to onerous leases recorded in other long-term liabilities was $0 and $155 as of December 31, 2019 and 2018, respectively.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

11.    Commitments and contingencies (cont.)

Legal matters

From time to time the Company is a party to legal proceedings arising in the ordinary course of business. In accordance with U.S. GAAP, the Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed regularly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. The Company recently settled a Fair Labor Standards Act (“FLSA”) collective action lawsuit for which it was party to. As of December 31, 2018, a reserve of $206 had been established reflecting the Company’s liability for its portion of the settlement and legal fees. In 2019, $169 has been disbursed for settlement related payments and the remaining reserve was reversed. As of December 31, 2019, no liability remains as the matter has been closed.

12.    Related party transactions

Successor

Contributions from GTCR Parent

In connection with the acquisition of FBS, GTCR Parent contributed all of its shares in Stewardship valued at $4,000 as of the acquisition date of FBS to the Company as a capital contribution. Subsequent to the acquisition of FBS, GTCR Parent also contributed all of its acquired membership interest in FBS valued at $4,500 as of the acquisition date of FBS to the Company as a capital contribution. The Company also received cash contributions from GTCR Parent in the amounts of $530, $3,588 and $114,092 for the years ended December 31, 2019 and 2018, and for the period from August 1, 2017 to December 31, 2017, respectively.

Receivable from Parent

The Company, as a wholly-owned subsidiary of GTCR Parent, funds certain transactions on behalf of its parent company that result in a receivable from affiliate between the two entities. These transactions include but are not limited to, audit and tax fees and share repurchases. The Company had a related party receivable from affiliate of $24,282 and $0 as of December 31, 2019 and December 31, 2018, respectively.

Advisory Agreement

The Company entered into an Advisory Agreement with GTCR Management XI LP, an affiliate of GTCR Parent, on August 1, 2017 for business consulting services. In exchange for those services the Company will pay GTCR Management XI LP an annual advisory fee of $1,000 payable in advance in quarterly installments. The Company recorded total charges of $1,000 related to the Advisory Agreement in selling, general & administrative expenses on the consolidated statement of operations for the year ended December 31, 2019 and year ended December 31, 2018, respectively. For the 5-month period ended December 31, 2017 the Company recorded total charges of $416 related to the Advisory Agreement in selling, general & administrative expenses on the consolidated statement of operations. The Company recorded no related party payable — GTCR as of December 31, 2019 and 2018 on the consolidated balance sheet.

The Company reimburses GTCR Parent for expenses incurred as a result of the Acquisition and for services related to the Advisory Agreement. The Company has recorded total charges for expenses incurred of $0 and $423 for the year ended December 31, 2019 and year ended December 31, 2018, respectively, in selling, general & administrative expenses on the consolidated statement of operations. For the 5-month period ended December 31, 2017 the Company recorded total charges for expenses incurred of $228 in selling, general & administrative expenses on the consolidated statement of operations. The Company recorded no related party payable — GTCR as of December 31, 2019 and 2018 on the consolidated balance sheet.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

12.    Related party transactions (cont.)

Related party transactions — Antares

Antares is an investor in GTCR Parent and lender of the debt incurred to fund the Acquisition and the subsequent acquisition of FBS. As such, Antares is considered a related party. The Company recorded interest expense of $17,669, $11,911 and $4,644 in expense on the consolidated statement of operations for the years ended December 31, 2019, December 31, 2018 and for the period from August 1, 2017 to December 31, 2017, respectively. The outstanding balance of debt at December 31, 2019 recorded on the consolidated balance sheet was $226,516, net of debt issuance costs of $4,525. As disclosed in Note 7, the Company amended the credit agreement and GTCR-Ultra III assumed all loans and commitments on December 31, 2018.

Transaction Services Agreement

The TSA provided for the continued provision of certain corporate overhead services to the Company by Sage Group and its affiliates. The services provided primarily consisted of certain accounting, information technology, human resources, and other general and administrative services associated with the Successor’s transition to a stand-alone company. The services were provided to the Successor from August 2017 through July 2018. The TSA charges are included in selling, general & administrative expenses on the consolidated statement of operations. The Company recorded total charges related to the TSA of $1,242 and $1,234 in selling, general & administrative expenses for the year ended December 31, 2018 and for the 5-month period ended December 31, 2017, respectively, on the consolidated statement of operations. The Company completed the TSA in July 2018.

Strategic Alliance Agreement

The SAA establishes the terms of the business relationship between SSI and Paya, including the servicing of existing or legacy customer relationships and the referral and acquisition of new customers; the maintenance requirements of the software; the payment details of revenue share by Paya to SSI for customer referrals; the respective parties’ IP rights; and Paya’s prospective entry into the Sage Partner Program as a Preferred Partner. to pay a percentage of net revenues to SSI depending on the type of merchant and the number of new merchants added during the period. The Company recorded expenses related to the SAA of $6,683 and $3,114 for the year ended December 31, 2018 and for the 5-month period ended December 31, 2017, respectively, in cost of services exclusive of depreciation and amortization on the consolidated statement of operations.

13.    Defined contribution plan

Successor

The Company maintains a 401(k) Plan as a defined contribution retirement plan for all eligible employees. The 401(k) Plan provides for tax-deferred contributions of employees’ salaries, limited to a maximum annual amount as established by the IRS. The plan enrolls employees immediately with no age or service requirement. The Company matches 50% of employees’ contributions up to the first 7% contributed. Matching contributions made to an employee’s account are 100% vested as of the date of contribution. The 401(k) Plan employer match was $696, $486, $226 in the years ended December 31, 2019 and 2018 and for the period from August 1, 2017 to December 31, 2017, respectively.

Predecessor

The Predecessor’s employees participated in either a Roth 401(k) or 401(k) retirement and savings plan managed by Sage NA, which allow eligible employees to contribute up to 30% of their compensation annually up to $18 and allow highly compensated employees to contribute up to 12% of their compensation annually. Sage NA matched 50% of employees’ contributions up to the first 7% contributed. Matching contributions made to an employee’s account are 100% vested as of the date of contribution. The 401(k) Plan employer match was $301 for the period from January 1, 2017 to July 31, 2017.

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

14.    Segments

The Company determines its operating segments based on ASC 280, Segment Reporting. Based on the manner in which the chief operating decision making group (“CODM”) manages and monitors the performance of the business in 2020, the Company currently has two operating and reportable segments: Integrated Solutions and Payment Services. All prior periods, including the predecessor period, are presented based on the current segment structure.

More information about our two reportable segments:

•        Integrated Solutions — Our Integrated Solutions segment represents the delivery of our credit and debit card payment processing solutions to customers via integrations with software partners across our strategic vertical markets. Our Integrated Solutions partners include vertical focused front-end Customer Relationship Management software providers as well as back-end Enterprise Resource Planning and accounting solutions.

•        Payment Services — Our Payment Services segment represents the delivery of card payment processing solutions to our customers through resellers, as well as ACH, check, and gift card processing. Card payment processing solutions in this segment do not originate via a software integration but still utilize Paya’s core technology infrastructure. ACH, check, and gift card processing may or may not be integrated with third-party software.

The Company has not earned any revenue from transactions with any other operating segments as all revenue is from external customers.

The following tables present total revenues and segment gross profit, excluding depreciation and amortization, for each reportable segment and includes a reconciliation of segment gross profit to total U.S. GAAP operating profit, excluding depreciation and amortization, by including certain corporate-level expenses.

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Period from August 1, to December 31,	Period from January 1, to July 31,
	2019	2018	2017	2017
Revenues from external customers:
Integrated Solutions	$119,767	$100,326	$39,935	$56,948
Payment Services	83,607	84,752	35,292	49,964
Total Revenue	203,374	185,078	75,227	106,912

Integrated Solutions gross profit	62,667	49,846	18,747	27,246

Payment Services gross profit	39,143	39,205	16,128	24,080

Total segment gross profit	101,810	89,051	34,875	51,326
Selling, general & administrative expenses	(69,943)	(64,383)	(40,454)	(33,275)
Depreciation and amortization	(22,436)	(18,339)	(7,275)	(1,075)
Interest expense	(20,043)	(13,630)	(5,420)	(460)
Other income (expense)	(832)	104	(54)	110
Income (loss) before income taxes	$(11,444)	$(7,197)	$(18,328)	$16,626

GTCR-Ultra Holdings II, LLC.
Notes to Consolidated Financial Statements
(In Thousands)

14.    Segments (cont.)

Segment assets are not included in the CODM reporting package as they are not considered as part of the CODM’s allocation of resources. The Company does not have any revenue or assets outside the United States. There were no single customers from either operating segment that represented 10% or more of the Company’s consolidated revenues for the years ended December 31, 2019, 2018 and for the period from August 1, 2017 to December 31, 2017, respectively. There were no transactions between reportable operating segments for the years ended December 31, 2019, 2018 and for the period from August 1, 2017 to December 31, 2017, respectively.

15.    Subsequent Events

On July 13, 2020, the Company executed a Term Sheet with FinTech Acquisition III (FinTech) and certain GTCR affiliates to affect a business combination. Pursuant to the agreement, subject to regulatory and shareholder approval, FinTech, through a wholly-owned subsidiary, will acquire all of the issued and outstanding members’ equity interests of the Company.

On March 2, 2020, Paya Inc. entered into an agreement with Plaza Office Realty I, LLC to lease approximately 9,672 square feet of space in Reston, VA. The lease will tentatively commence on September 1, 2020, and the term will be 65 months with total minimum lease payments of $2,171.

On March 20, 2020, the Company drew down $10,000 on its revolving line of credit and on March 23, 2020 the Company drew down an additional $15,000 on its revolving line of credit for a total of $25,000. On June 5, 2020, the Company paid the outstanding balance on the revolving line of credit.

The worldwide coronavirus, or COVID-19, outbreak in the first quarter of 2020 has led to an extreme downturn and volatility of the financial markets and wide-ranging changes in consumer behavior. As the economic and regulatory environment continues to evolve, we cannot reasonably estimate the length or severity of this event or the impact to the Company’s performance and financial results. However, in general, a deterioration in general economic and business conditions can have a negative impact on revenues as consumer spending declines at certain merchants. The Company is monitoring recent events tied to COVID-19 and while very difficult to forecast, is ready to act and adjust operations if the economic decline is deeper and/or longer than expected. Despite recent events, there are no existing conditions or events which raise substantial doubt regarding the Company’s ability to continue as a going concern.

Subsequent events have been evaluated through August 1, 2020, which is the date the financial statements were available to be issued.

Annex A
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

August 3, 2020

by and among

GTCR-ULTRA HOLDINGS, LLC,

GTCR-ULTRA HOLDINGS II, LLC,

FINTECH III MERGER SUB CORP.,

FINTECH ACQUISITION CORP. III,

FINTECH ACQUISITION CORP. III PARENT CORP.,

GTCR/ULTRA BLOCKER, INC.

and

GTCR FUND XI/C LP

Annex A-i

Annex A-ii

Annex A-iii

EXHIBITS

Exhibit A — Form of Registration Rights Agreement

Exhibit B — Form of Nominating Agreement

Exhibit C — Tax Receivables Agreement

Exhibit D — Sponsor Agreement

Exhibit E — Form of Certificate of Merger

Exhibit F — Holdings Equity Compensation Plan

Annex A-iv

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of August 3, 2020, is entered into by and among GTCR-Ultra Holdings, LLC, a Delaware limited liability company (“Seller”), GTCR Ultra-Holdings II, LLC, a Delaware limited liability company (the “Company”), FinTech Acquisition Corp. III Parent Corp., a Delaware corporation (“Holdings”), FinTech III Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Holdings (“Merger Sub”), FinTech Acquisition Corp. III, a Delaware corporation (“Acquiror”), GTCR/Ultra Blocker, Inc., a Delaware corporation (“Blocker”) and GTCR Fund XI/C LP, a Delaware limited partnership (“Blocker Seller”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

WHEREAS, prior to the Closing, Blocker, Seller, GTCR Partners XI/B LP, a Delaware limited partnership, GTCR/Ultra Splitter LP, a Delaware limited partnership (“Splitter”), and the Company will have consummated the transactions set forth on Section 1.01(a) of the Company Disclosure Schedules (the “Pre-Closing Restructuring”);

WHEREAS, immediately following the consummation of the Pre-Closing Restructuring, Blocker and Seller will be the record and beneficial owner of one hundred percent (100%) of the issued and outstanding Company Units;

WHEREAS, immediately following the consummation of the Pre-Closing Restructuring, Blocker Seller will be the record and beneficial owner of one hundred percent (100%) of the issued and outstanding shares of capital stock of Blocker (the “Blocker Shares”);

WHEREAS, Acquiror is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, Holdings is a newly formed entity, and was formed for the purpose of the Transactions, and the parties hereto have agreed that it is desirable to utilize Holdings to effectuate the Merger and for Holdings to register with the SEC to become a publicly traded company;

WHEREAS, Merger Sub is a newly formed, wholly owned, direct subsidiary of Holdings, and was formed for the sole purpose of the Merger;

WHEREAS, subject to the terms and conditions hereof, Merger Sub is to merge with and into Acquiror pursuant to the Merger, with Acquiror surviving as the Surviving Company;

WHEREAS, in connection with the Transactions, Seller, the Sponsors and Holdings are to enter into the Registration Rights Agreement at Closing in substantially the form attached hereto as Exhibit A (the “Registration Rights Agreement”);

WHEREAS, in connection with the Transactions, Seller and Holdings are to enter into the Nominating Agreement at Closing in substantially the form attached hereto as Exhibit B (the “Nominating Agreement”);

WHEREAS, in connection with the Transactions, Holdings, the Company, Blocker, Seller and Blocker Seller are to enter into the Tax Receivables Agreement at Closing in substantially the form attached hereto as Exhibit C (the “Tax Receivables Agreement”);

WHEREAS, the respective boards of directors or similar governing bodies of each of Acquiror, Blocker, Holdings, Merger Sub, Blocker Seller and Seller have each determined that it is in the best interests of such Person and the stockholders of such Person, and declared it advisable, to enter into this Agreement;

WHEREAS, the respective boards of directors or similar governing bodies of each of Holdings, Acquiror and Merger Sub have (i) declared it advisable, to enter into this Agreement providing for the Merger in accordance with the Delaware General Corporation Law (the “DGCL”), (ii) approved and declared advisable the Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and (iii) adopted a resolution recommending the transactions set forth in this Agreement be adopted by the stockholder(s) of such Person;

WHEREAS, in furtherance of the Transactions, Acquiror shall provide an opportunity to its stockholders to have their Acquiror Class A Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Acquiror Organizational Documents, the Trust Agreement, and the Proxy Statement/Prospectus in conjunction with, inter alia, obtaining approval from the Acquiror Stockholders for the Business Combination (the “Offer”);

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WHEREAS, on or prior to the date hereof, Acquiror has obtained commitments from certain investors for a private placement of shares of Acquiror Class A Common Stock (the “PIPE Investment”) pursuant to the terms of one or more subscription agreements (each, a “Subscription Agreement”), such private placements to be consummated prior to the consummation of the Transactions; and

WHEREAS, on or prior to the date hereof, Sponsors, Acquiror, Seller, Holdings, Blocker Seller and the other parties thereto have entered into the Sponsor Agreement in the form attached hereto as Exhibit D (the “Sponsor Agreement”).

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

Article I
CERTAIN DEFINITIONS

1.01 Certain Definitions. As used in this Agreement, the following terms have the respective meanings set forth below:

“Acquiror” has the meaning specified in the preamble hereto.

“Acquiror Acquisition Proposal” has the meaning set forth in Section 9.09(b).

“Acquiror Board” means the board of directors of Acquiror.

“Acquiror Common Share” has the meaning specified in Section 3.01(a).

“Acquiror Class A Common Stock” means Acquiror’s Class A common stock, par value $0.0001 per share.

“Acquiror Class B Common Stock” means Acquiror’s Class B common stock, par value $0.0001 per share.

“Acquiror Common Stock” means collectively, the Acquiror Class A Common Stock and the Acquiror Class B Common Stock.

“Acquiror Common Stockholder Redemption Amount” means, as of the date of determination, the aggregate amount of cash necessary to satisfy all Acquiror Common Stockholder Redemption Elections.

“Acquiror Common Stockholder Redemption Election” means the election of a holder of shares of Acquiror Class A Common Stock issued in Acquiror’s initial public offering to redeem such holder’s shares of Acquiror Class A Common Stock held by such holder in exchange for cash, in each case, in accordance with the Acquiror Organizational Documents, this Agreement, the Trust Agreement and the Proxy Statement/Prospectus.

“Acquiror Disclosure Schedules” means the confidential Acquiror Disclosure Schedules delivered by Acquiror in connection with, and constituting a part of, this Agreement.

“Acquiror Material Adverse Effect” means any event, occurrence, fact, condition or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, results of operations, financial condition or assets of Acquiror, or (b) the ability of Acquiror to consummate the transactions contemplated hereby; provided, however, that, solely with respect to clause (a), “Acquiror Material Adverse Effect” shall not include, either alone or in combination, any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions or conditions generally affecting the capital, credit or financial markets; (ii) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (iii) any action required or permitted by this Agreement, or any action taken (or not taken) with the written consent of or at the request of a Company Party; (iv) any changes in applicable Laws or accounting rules or principles, including GAAP, or any interpretations thereof; or (v) the announcement or execution of this Agreement, pendency or completion of the transactions contemplated by this Agreement; provided, further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) and (iv) immediately above shall be taken into account in determining whether an Acquiror Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect (in which case, only the incremental disproportionate effect may be taken into account in determining whether there has been, or would reasonably be expected to be, an Acquiror

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Material Adverse Effect, and to the extent such change is not otherwise excluded from being taken into account by clauses (i) through (v) above) on the Acquiror Parties, taken as a whole, compared to other participants in the industries in which the Acquiror Parties conduct their business.

“Acquiror Organizational Documents” means the Certificate of Incorporation and Acquiror’s bylaws.

“Acquiror Party” means each of Acquiror, Holdings and Merger Sub.

“Acquiror Representations” means the representations and warranties of Acquiror, Holdings and Merger Sub expressly and specifically set forth in Article VIII of this Agreement, as qualified by the Acquiror Disclosure Schedules, any agreement set forth in clause (a) of the definition of “Ancillary Agreements” or any certificate delivered by Acquiror pursuant to Section 10.03(c). For the avoidance of doubt, the Acquiror Representations are solely made by Acquiror, Holdings and Merger Sub.

“Acquiror Stockholder” means a holder of Acquiror Common Stock.

“Acquiror Stockholders’ Meeting” has the meaning specified in Section 9.07(a).

“Acquiror Transaction Expenses” means all fees, costs and expenses of the Acquiror Parties incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Agreements, the performance and compliance with all Ancillary Agreements and conditions contained herein to be performed or complied with at or before Closing, and the consummation of the Transactions, including the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of the Acquiror Parties, whether paid or unpaid prior to the Closing, excluding, for the avoidance of doubt, any Reimbursable Transaction Expenses.

“Acquiror Warrant” means a warrant entitling the holder to purchase one share of Acquiror Class A Common Stock per warrant.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; provided, however, that for purposes of this Agreement, the Acquiror Parties, on the one hand, and the Company and its Subsidiaries, on the other hand, shall not be considered Affiliates of one another. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning specified in the preamble hereto.

“Ancillary Agreements” means (a) the Registration Rights Agreement, the Tax Receivables Agreement, the Nominating Agreement, the Sponsor Agreement, the Sponsor Voting Agreement, the Subscription Agreements, and (b) all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Attorney-Client Communication” means any communication occurring on or prior to the Closing between any of the Retained Counsel (with respect to its representation of Seller, Blocker Seller and the Company Entities), on the one hand, and Seller, Blocker Seller, or the Company Entities, or any of their respective Affiliates, on the other hand, that in any way relates to the Transactions, including any representation, warranty, or covenant of any Party under this Agreement or any related agreement.

“Audited Financial Statements” has the meaning specified in Section 5.05.

“Available Closing Date Total Cash” means, as of immediately prior to the Closing, an aggregate amount equal to the result of (without duplication) (i) the Available Closing Date Trust Cash, plus (ii) the aggregate amount of cash that has been funded to Acquiror pursuant to the Subscription Agreements as of immediately prior to the Closing.

“Available Closing Date Trust Cash” means, as of immediately prior to the Closing, an aggregate amount equal to the result of (without duplication) (i) the cash available to be released from the Trust Account, minus (ii) the sum of all payments to be made as a result of the completion of the Offer and any redemptions of Acquiror Class A Common Stock by any Redeeming Stockholders, minus (iii) the Acquiror Transaction Expenses, minus (iv) the Reimbursable Transaction Expenses up to a maximum of $1.5 million, minus (v) to the extent not included in the Acquiror Transaction Expenses, the sum of all outstanding deferred, unpaid or contingent underwriting, broker’s

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or similar fees, commissions or expenses owed by the Acquiror Parties or their respective Affiliates (to the extent the Acquiror Parties are responsible for or obligated to reimburse or repay any such amounts). For the avoidance of doubt, Available Closing Date Trust Cash shall not be reduced by the Company Transaction Expenses.

“Benefit Plan” means each (i) “employee benefit plan,” as defined in Section 3(3) of ERISA and (ii) all other pension, retirement, supplemental retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, stock purchase, stock ownership, stock option, stock appreciation right, health, life, disability, group insurance, vacation, holiday and material fringe benefit plan, program, contract, or arrangement (whether written or unwritten) maintained, contributed to, or required to be contributed to, by a Company Entity for the benefit of any current or former employee, director, officer or independent contractor of such Company Entity or under which such Company Entity has any liability (including on account of any ERISA Affiliate).

“Blocker Cash Consideration” means the Blocker Portion of the Closing Aggregate Cash Consideration.

“Blocker Exchange Shares” means the Blocker Portion of the Exchange Shares.

“Blocker Portion” means the percentage set forth on Section 1.1(d) of the Company Disclosure Schedules, or such other percentage, as determined by Seller in good faith, to be the Blocker’s indirect ownership percentage in Seller prior to the Pre-Closing Restructuring.

“Business” shall mean the business of the Company Entities collectively as of the date hereof; and references to “business of the Company”, “Company’s business” or phrases of similar import shall be deemed to refer to the business of the Company Entities collectively as of the date hereof.

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Day” means any day that is not a Saturday or Sunday, or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Card Associations” has the meaning set forth in Section 5.28(a).

“Card Association Registrations” has the meaning set forth in Section 5.28(a).

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Acquiror, filed with the Secretary of State of the State of Delaware on November 16, 2018.

“Certificate of Merger” has the meaning specified in Section 2.03.

“Change in Control” means the occurrence of the following event: any one Person (other than any Company Party or its respective Affiliates), or more than one Person that are Affiliates or that are acting as a group (excluding any Company Party or its respective Affiliates), acquiring ownership of equity securities of Holdings which, together with the equity securities held by such Person, such Person and its Affiliates or such group, constitutes more than 50% of the total voting power or economic rights of the equity securities of Holdings; provided, that to the extent such Person(s) acquire(s) ownership of more than 50% of the total voting power or economic rights of the equity securities of Holdings through one or more transactions, the “price per share” paid or payable to the stockholders of Holdings for purposes of Sections 4.05(b)(i) - (ii) shall be the last price per share paid by such Person(s) in connection with all such transactions.

“Claim” has the meaning set forth in Section 9.10(b).

“Closing” has the meaning specified in Section 2.04.

“Closing Aggregate Cash Consideration” means an amount equal to (i) the Available Closing Date Total Cash, plus (ii) the Excess Company Cash, minus (iii) Company Transaction Expenses.

“Closing Date” has the meaning set forth in Section 2.04.

“Closing Date Certificate” has the meaning specified in Section 2.01.

“Code” has the meaning specified in the Recitals hereto.

“Company” has the meaning specified in the preamble hereto.

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“Company Board” means the board of managers of the Company.

“Company Cash” means the aggregate amount of cash and cash equivalents held by the Company Entities, as adjusted for deposits in transit, outstanding checks and other proper reconciling items in accordance with GAAP, as of the opening of business on the Closing Date, as calculated in good faith by the Company.

“Company Closing Cash Consideration” means the Closing Aggregate Cash Consideration less the Blocker Cash Consideration.

“Company Disclosure Schedules” means the confidential Company Disclosure Schedules delivered by the Company in connection with, and constituting a part of, this Agreement.

“Company Exchange Shares” means the Exchange Shares less the Blocker Exchange Shares.

“Company Entities” means, collectively, the Company and its Subsidiaries.

“Company Fundamental Representations” has the meaning set forth in Section 10.02(a).

“Company Intellectual Property” means collectively, the Company Software and all Intellectual Property that is owned by any Company Entity.

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral, relating to Intellectual Property to which any Company Entity is a party, beneficiary or otherwise bound, but excluding Contracts concerning “off the shelf,” “shrink wrap,” or other commercially available software, in each case, available to the public as of the Closing Date.

“Company IP Registrations” means all Company Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority in any jurisdiction, including registered trademarks, copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Company Party” means each of Company, Seller, Blocker Seller and Blocker.

“Company’s Knowledge” means the actual knowledge, after due inquiry, of the individuals set forth in Section 1.1(a) of the Company Disclosure Schedules.

“Company LLC Agreement” means that certain Limited Liability Company Agreement of the Company, dated as of November 13, 2018, as amended prior to the Effective Time.

“Company Organizational Documents” means the certificate of formation of the Company and the Company LLC Agreement.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article V of this Agreement, as qualified by the Company Disclosure Schedules, any agreement set forth in clause (a) of the definition of “Ancillary Agreements” or any certificate delivered by or on behalf of the Company pursuant to Section 10.02(c). For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company Software” means software owned or exclusively licensed by any Company Entity that is utilized in providing products or services to the Company’s customers.

“Company Transaction Expenses” means all accrued fees, costs and expenses of Seller, Blocker, Blocker Seller, the Company and its Subsidiaries incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Agreements, the performance and compliance with all Ancillary Agreements and conditions contained herein to be performed or complied with at or before Closing, and the consummation of the Transactions, including the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of Seller, Blocker, Blocker Seller, the Company and its Subsidiaries, whether paid or unpaid prior to the Closing.

“Company Units” means the Company’s “Common Units” as such term is defined in the Company LLC Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 9.01.

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“Contract” means, with respect to any Person, any agreement, indenture, debt instrument, contract, guarantee, loan, note, mortgage, license, lease, purchase order, delivery order, commitment or other arrangement, understanding or undertaking, whether written or oral, including all amendments, modifications and options thereunder or relating thereto, to which such Person is a party, by which it is bound, or to which any of its assets or properties is subject.

“COVID-19 Pandemic” means the SARS-Cov2 or COVID-19 pandemic, including any future resurgence or evolutions or mutations thereof and/or any related or associated disease outbreaks, epidemics and/or pandemics.

“Deferred Underwriting Fees” means the amount of deferred underwriting fees in connection with Acquiror’s initial public offering payable to the underwriters upon consummation of a Business Combination (as adjusted pursuant to the Sponsor Agreement).

“Earnout Period” has the meaning specified in Section 4.05(a).

“Earnout Shares” has the meaning specified in Section 4.05(a).

“Effective Date” means the effective date of the Form S-4.

“Effective Time” has the meaning specified in Section 2.03.

“Employment Contracts” has the meaning set forth in Section 5.23.

“Encumbrances” means any charge, community property interest, pledge, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal or any other adverse restriction of any kind, including any adverse restriction on use of property or assets or exercise of any other attribute of ownership; provided, however, that any restrictions pursuant to applicable securities law shall not be considered Encumbrances.

“Equity Value” means $1,045,000,000.

“Environmental Laws” mean any Laws relating to the protection of the environment, natural resources, pollution, or the treatment, storage, recycling, transportation, disposal, arrangement for treatment, storage, recycling, transportation, or disposal, handling or Release of or exposure to any Hazardous Substances (and including worker health or safety Laws as they relate to occupational exposure to Hazardous Substances).

“Environmental Permits” means any Permits required by applicable Environmental Laws.

“Equity Consideration Amount” means an amount equal to (i) the Equity Value minus (ii) the Closing Aggregate Cash Consideration.

“Equity Consideration Ratio” means an amount express as a percent equal to the Equity Consideration Amount, divided by the Equity Value.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered a single employer with any Company Entity under Section 414 of the Code.

“Excess Company Cash” means an amount equal to the excess, if any, of the Company Cash over $30,000,000.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Shares” means an aggregate number of Holdings Common Shares equal to (x) the Equity Consideration Amount, divided by (y) $10.

“Excluded Shares” means shares of Acquiror Common Stock, if any, (i) held in the treasury of Acquiror, (ii) for which a Redeeming Stockholder has demanded that Acquiror redeem such shares of Acquiror Class A Common Stock or (iii) which are Sponsor Shares to be cancelled pursuant to Section 2.02.

“FCPA Laws” means the Foreign Corrupt Practices Act of 1977 and any other comparable Law governing corruption of foreign officials, including laws enacted through or under the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

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“Financial Statements” has the meaning specified in Section 5.05.

“First Lien Credit Agreement” means that certain Credit Agreement, dated as of August 1, 2017, by and among GTCR-Ultra Intermediate Holdings, Inc., the Lenders and Issuing Banks party thereto, and Antares Capital LP, as amended by that certain Amendment No. 1 to Credit Agreement, dated as of July 13, 2018, as further amended by that certain Amendment No. 2 to Credit Agreement, dated as of November 1, 2018, as further amended by that certain Amendment No. 3 to Credit Agreement, dated as of December 20, 2018, as further amended by that certain Amendment No. 4 to Credit Agreement, dated as of July 24, 2020.

“Form S-4” means the registration statement on Form S-4 of Holdings with respect to registration of the Holdings Common Shares to be issued in connection with the Transactions.

“GAAP” means generally accepted accounting principles as in effect in the United States.

“Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial (including any court or arbitrator (public or private)), regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi governmental entity established to perform any of such functions.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Substances” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, a pollutant, a contaminant or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“Holdings” has the meaning specified in the preamble hereto.

“Holdings Board” means the board of directors of Holdings.

“Holdings Common Share” means a share of common stock, par value $0.0001 per share, of Holdings.

“Holdings Common Share Price” means, on any date after the Closing, the closing sale price per Holdings Common Share reported as of 4:00 p.m., New York, New York time on such date by Bloomberg, or if not available on Bloomberg, as reported by Morningstar.

“Holdings Revised Charter” means the Amended and Restated Certificate of Incorporation of Holdings to be filed with the Secretary of State of the State of Delaware at the Effective Time.

“Holdings Warrant” means a warrant entitling the holder to purchase such number of Holdings Common Share(s) per warrant as set forth therein.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, without duplication and with respect to the Company Entities, all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services; (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions (in each case to the extent drawn); (g) guarantees made by any Company Entity on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); and (h) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (g); provided, that Indebtedness shall not include (i) accounts payable to trade creditors; and (ii) Indebtedness owing from one Company Entity to another Company Entity.

“Insurance Policies” has the meaning set forth in Section 5.21.

Annex A-7

“Intellectual Property” means all of the following intellectual property rights, pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) copyrightable works of authorship, expressions, designs and design registrations, including copyrights, author, performer and moral rights, and all registrations, applications for registration and renewals of such copyrights; (c) inventions, discoveries, trade secrets and know-how, database rights, confidential and proprietary information and all rights therein; and (d) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models).

“Intended Tax Treatment” has the meaning set forth in Section 9.11(f).

“Interim Balance Sheet” has the meaning set forth in Section 5.05(a).

“Interim Balance Sheet Date” has the meaning set forth in Section 5.05(a).

“Interim Financial Statements” has the meaning set forth in Section 5.05(a).

“ISO” means a registered “independent sales organization” in the business of developing and marketing merchant bank card programs, originating merchant relationships and providing merchant bank card management services.

“Law” means any law, statute, directive, ordinance, regulation, rule, writ, judgment, Order, decree or other regulation of any Governmental Authority.

“Leased Real Property” means all of the right, title and interest of the Company Entities under all leases, subleases, licenses, concessions and other agreements, pursuant to which any Company Entity holds a leasehold or sub-leasehold estate in, or is granted the right to use or occupy, any land, buildings, improvements, fixtures or other interest in real property.

“Leases” has the meaning set forth in Section 5.08(c).

“Legal Proceeding” means any claim, action, cause of action, demand, lawsuit, arbitration, notice of violation, proceeding, litigation, citation, summons, or criminal, administrative, civil or governmental audit, subpoena, or investigation.

“Liabilities” has the meaning set forth in Section 5.06.

“Material Adverse Effect” means any effect, event, occurrence, development, fact, condition or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the Business, financial condition, results of operations or assets of the Company Entities, taken as a whole, or (b) the ability of the Company Parties to consummate the transactions contemplated hereby; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or shall be, a Material Adverse Effect pursuant to clause (a): any effect, event, occurrence, development, fact, condition or change attributable to (i) the announcement, pendency or completion of the transactions contemplated by this Agreement; (ii) conditions affecting the industry in which the Company Entities operate, general political or social conditions (including the 2020 elections in the United States), the economy as a whole or the financial and capital markets in general (including currency fluctuations and interest rates); (iii) compliance with the terms of, or the taking of any action required or permitted by, this Agreement; (iv) any changes in applicable Laws or accounting rules or principles, including GAAP, or any interpretations thereof; (v) actions required to be taken pursuant to any directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention or the World Health Organization providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of a disease, outbreak, epidemic or pandemic (including the COVID-19 Pandemic); (vi) the failure of the Company Entities to meet or achieve the results set forth in any projection or forecast (provided, that this clause (vi) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)); (vii) acts of war (whether or not declared), armed hostilities or terrorism,

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or the escalation or worsening thereof, riots, civil unrest or public disorders; (viii)  changes in, or effects arising from or relating to, any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, disease outbreak, epidemic, pandemic (including the COVID-19 Pandemic), weather condition, explosion or fire or other force majeure event or act of God; (ix) any of the matters disclosed on the Schedules; or (x) any action required or permitted by this Agreement, or any action taken (or not taken) with the written consent of or at the request of any Acquiror Party; provided that, in the case of clauses (ii), (iv) and (vii) above, if such change, effect, event, occurrence, state of facts or development disproportionately affects the Company Entities as compared to other Persons or businesses that operate in the industry in which the Company Entities operate, then the disproportionate aspect of such change, effect, event, occurrence, state of facts or development may be taken into account in determining whether a Material Adverse Effect has or shall occur.

“Material Contracts” has the meaning set forth in Section 5.13.

“Maximum Target” has the meaning specified in Section 4.05(a)(ii).

“Member Bank” has the meaning set forth in Section 5.28(a).

“Merchant” means any customer for whom a Company Entity presently provides processing or other electronic payment, credit or debit card related products, systems or services.

“Merchant Originator” means any Person other than the Company or any of its Subsidiaries that is an independent sales organization, reseller, referral partner or other source of merchant processing contracts.

“Merger” has the meaning specified in in Section 2.03.

“Merger Sub” has the meaning specified in the preamble hereto.

“Money Laundering Laws” has the meaning set forth in Section 5.26(c).

“Minimum Target” has the meaning specified in Section 4.05(a)(i).

“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

“Nasdaq” means the Nasdaq Stock Market.

“Network Rules” has the meaning set forth in Section 5.28(b).

“Nominating Agreement” has the meaning specified in the Recitals hereto.

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.

“Offer” has the meaning specified in the Recitals hereto.

“Partnership Tax Audit Rules” means Sections 6221 through 6241 of the Code together with any guidance issued thereunder or successor provisions and any similar provision of state or local Tax Laws.

“Pass-Through Income Tax Return” means any Tax Return reporting the income of any Company Entity that is allocable to, and reportable as income of, the Company’s direct or indirect equityholders under applicable Tax Law.

“Per Share Merger Consideration” means one Holdings Common Share.

“Permits” means any consent, franchise, approval, permit, filing, authorization, license, order, registration, certificate, exemption, variance and other similar permit or rights obtained from any Governmental Authority necessary for the operations of the Business and all pending applications therefor.

“Permitted Encumbrances” means (a) easements, rights-of-way, restrictions and other similar defects or imperfections of title, charges and encumbrances of record not in the aggregate detracting materially from the use or value of the assets subject thereto, (b) Encumbrances for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (c) cashiers’, landlords’, mechanics’, materialmens’, carriers’, workmens’, repairmens’, contractors’ and warehousemens’ Encumbrances arising or incurred in the ordinary course of business and for amounts which are not delinquent or are being contested in good faith, (d) any statutory lien arising in

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the ordinary course of business by operation of applicable Laws with respect to a liability that is not yet due or delinquent or that is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (e) purchase money Encumbrances securing rental payments under capital lease arrangements, (f) leases for Leased Real Property to which a Company Entity is a party, (g) zoning, building codes or other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property or the operation of the business that do not, individually or in the aggregate, materially interfere with the current use of the Leased Real Property, (h) Encumbrances granted under the First Lien Credit Agreement, (i) non-exclusive licenses to Intellectual Property granted to third parties in the ordinary course of business, and (j) Encumbrances securing surety bonds incurred in the ordinary course of business.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or a Governmental Authority.

“Pre-Closing Restructuring” has the meaning specified in the Recitals hereto.

“Pre-Closing Tax Period” means a taxable period ending on or prior to the Closing Date and, with respect to any tax period that does not end on the Closing Date, the portion of such period ending on and including the Closing Date.

“Proxy Statement” means the proxy statement filed by Acquiror with respect to the Acquiror Stockholders’ Meeting to approve the Voting Matters.

“Proxy Statement/Prospectus” means the proxy statement/prospectus included in the Form S-4, including the Proxy Statement, relating to the transactions contemplated by this Agreement, which shall constitute a proxy statement of Acquiror to be used for the Acquiror Stockholders’ Meeting to approve the Voting Matters (which shall also provide the Acquiror Stockholders with the opportunity to redeem their shares of Acquiror Class A Common Stock in conjunction with a stockholder vote on the Business Combination) and a prospectus with respect to the Holdings Common Shares to be offered and issued as part of the transactions contemplated by this Agreement, in all cases in accordance with and as required by the Acquiror Organizational Documents, applicable Law, and the rules and regulations of Nasdaq.

“Redeeming Stockholder” means a holder of Acquiror Class A Common Stock who demands that Acquiror redeem its Acquiror Class A Common Stock into cash in connection with the transactions contemplated hereby and in accordance with the Acquiror Organizational Documents.

“Registration Rights Agreement” has the meaning set forth in the Recitals hereto.

“Reimbursable Transaction Expenses” means the the fees, expenses or other amounts identified as “Reimbursable Transaction Expenses” on Section 1.1(c) of the Acquiror Disclosure Schedules.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“SEC” means the United States Securities and Exchange Commission.

“SEC Clearance Date” means the date on which the SEC has declared the Form S-4 effective and has confirmed that it has no further comments on the Proxy Statement/Prospectus.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Seller Portion” means an amount, expressed as a percentage, equal to 1 minus the Blocker Portion.

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“Seller Representations” means the representations and warranties of Seller and Blocker Seller expressly and specifically set forth in Article VII of this Agreement, as qualified by the Company Disclosure Schedules or any agreement set forth in clause (a) of the definition of “Ancillary Agreements”. For the avoidance of doubt, the Seller Representations are solely made by Blocker Seller and Seller and on a several basis.

“Sponsor Agreement” means that certain Sponsor Support Agreement, dated as of the date hereof, by and among the Sponsors, Acquiror, Seller, Holdings, Blocker Seller and the other parties thereto, as amended or modified from time to time.

“Sponsor Share” means a share of Acquiror Common Stock held by any of the Sponsors as of immediately prior to the Effective Time.

“Sponsors” means FinTech Investor Holdings III, LLC, 3FIII, LLC and FinTech Masala Advisors, LLC.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.

“Surviving Company” has the meaning specified in Section 2.03.

“Systems” means software, servers, sites, circuits, networks, interfaces, platforms, computers, hardware, databases, cable, networking, call centers, equipment and all other technology or infrastructure assets or services.

“Tax” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes of any kind whatsoever, together with any interest, additions to tax or penalties with respect thereto.

“Tax Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

“Tax Receivable Agreement” has the meaning set forth in the Recitals hereto.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Top Suppliers” has the meaning set forth in Section 5.25.

“Transactions” means the transactions contemplated by this Agreement to occur at the Closing, including the Merger, the Sale and the contributions contemplated in Sections 4.01, 4.03 and 4.04.

“Transfer Taxes” means any real property transfer, transfer gains, documentary, sales, use, stamp, registration or similar Taxes, fees or charges (including any penalties and interest) which become payable in connection with the Transactions pursuant to this Agreement.

“Treasury Regulations” means the treasury regulations promulgated under the Code, including any temporary regulations.

“Voting Matters” shall have the meaning specified in Section 9.07(b).

“Warrant Agreement” means that certain Warrant Agreement, dated as of November 15, 2018 between Acquiror and Continental Stock Transfer & Trust Company, a New York corporation.

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1.02 Interpretation.

(a) References to Articles and Sections are to Articles and Sections of this Agreement unless otherwise specified.

(b) A “month” or a “quarter” means a calendar month or quarter (as the case may be).

(c) References to “$” or “dollars” refer to lawful currency of the United States.

(d) Writing includes typewriting, printing, lithography, photography, email and other modes of representing or reproducing words in a legible and non-transitory form.

(e) The terms “include” and “including” and words of similar import are to be construed as non-exclusive (so that, by way of example, “including” mean “including without limitation”).

(f) Unless the context of this Agreement otherwise requires (i) words using a singular or plural number also include the plural or singular number, respectively, (ii) the terms “hereof,” “herein,” “hereby” and any derivative thereof or similar words refer to this entire Agreement, (iii) the masculine gender includes the feminine and neuter genders, (iv) any reference to a Law, an agreement or a document will be deemed also to refer to any amendment, supplement or replacement thereof, and (v) whenever this Agreement refers to a number of days, such number refers to calendar days unless such reference specifies Business Days.

(g) Terms defined in this Agreement by reference to any other agreement, document or instrument have the meanings assigned to them in such agreement, document or instrument whether or not such agreement, document or instrument is then in effect.

(h) The term “foreign” means non-United States.

(i) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(j) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(k) The phrases “ordinary course of business,” “ordinary course of business consistent with past practice” and similar phrases will mean, with respect to any Person, the ordinary course of such Person’s business consistent with past custom and practice (and giving effect to any adjustments and modifications thereto taken in response to or as a result of the COVID-19 Pandemic).

(l) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than 9:00 a.m. on the date hereof to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

1.03 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding Holdings Common Shares or shares of Acquiror Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of Holdings Common Shares or shares of Acquiror Common Stock will be appropriately adjusted to provide to the Company, Blocker Seller, and the holders of Acquiror Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.03 shall not be construed to permit Acquiror, Holdings or Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

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Article II
THE MERGER; CLOSING

2.01 Closing Date Certificate. No sooner than five or later than three Business Days prior to the Closing, Acquiror shall deliver to Seller a certificate (the “Closing Date Certificate”), duly executed and certified by an executive officer of Acquiror, which sets forth Acquiror’s good faith calculation of the Available Closing Date Trust Cash and Available Closing Date Total Cash (including reasonable supporting detail thereof), the Aggregate Closing Cash Consideration, the Equity Consideration Amount, and the number of Exchange Shares, in each case determined in accordance with the definitions set forth in this Agreement. Acquiror shall consider in good faith Seller’s comments to the Closing Date Certificate delivered to Acquiror no less than two Business Days prior to the Closing.

2.02 Cancellation of Sponsor Shares. Pursuant to the terms of and as further specified in the Sponsor Agreement, immediately prior to the Effective Time, Acquiror and the Sponsors shall irrevocably cause to be terminated, forfeited and cancelled, for no consideration and without further right, obligation or liability of any kind or nature on the part of any Acquiror Party, the Surviving Company or the Sponsors, 1,427,437.5 Sponsor Shares.

2.03 Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Acquiror, Holdings and Merger Sub shall cause Merger Sub to be merged with and into Acquiror (the “Merger”), with Acquiror being the surviving corporation (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”) following the Merger and the separate corporate existence of Merger Sub shall cease. The Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a Certificate of Merger between Merger Sub and Acquiror in the form of Exhibit E (the “Certificate of Merger”), such Merger to be consummated immediately upon filing of the Certificate of Merger or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

2.04 Closing. In lieu of an in-person meeting, the closing of the Transactions (the “Closing”) shall be accomplished by teleconference and electronic exchange of documents (in .pdf or image format) on the date which is two Business Days after the date on which all conditions set forth in Article X shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and Seller may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article X of this Agreement, and provided that this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, Acquiror, Holdings and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL.

2.05 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.06 Certificate of Incorporation and Bylaws of the Surviving Company. At the Effective Time, (i) the certificate of incorporation of Acquiror as in effect immediately prior to the Effective Time shall be amended and restated as set forth in the Certificate of Merger, until thereafter amended in accordance with its terms and as provided by the DGCL, and (ii) the bylaws of Acquiror as in effect immediately prior to the Effective Time shall be amended and restated to be identical to the bylaws of Merger Sub in effect immediately prior to the Effective Time, except that references to the name of Merger Sub shall be replaced with references to the name of Acquiror, until thereafter amended as provided therein or by the DGCL.

2.07 Directors and Officers of the Surviving Company. Each of Holdings and Merger Sub shall cause the individuals set forth on Section 2.07 of the Company Disclosure Schedules to be designated or appointed as the directors and officers of Merger Sub immediately prior to the Effective Time, and such individuals shall be the directors and officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

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Article III
EFFECTS OF THE MERGER

3.01 Conversion of Shares of Acquiror Common Stock and Merger Sub Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any Acquiror Stockholder, each share of Acquiror Common Stock (an “Acquiror Common Share”) that is issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares, which shall not constitute “Acquiror Common Shares” hereunder), shall thereupon be converted into, and the holder of such Acquiror Common Share shall be entitled to receive, the Per Share Merger Consideration for such Acquiror Common Share. All of the shares of Acquiror Common Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Article III shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate previously representing any such shares of Acquiror Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Merger Consideration into which such shares of Acquiror Common Stock shall have been converted in the Merger.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Holdings or Merger Sub, each share of common stock, par value $0.0001 per share, of Merger Sub shall no longer be outstanding and shall thereupon be converted into and become one share of common stock, par value $0.0001 per share, of the Surviving Company.

(c) At the Effective Time, without any action on the part of any holder of Excluded Shares, each Excluded Share shall be surrendered and cancelled and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor.

3.02 Delivery of Per Share Merger Consideration. The holders of such Acquiror Common Shares shall be entitled to receive in exchange therefor (i) the Per Share Merger Consideration into which such Acquiror Common Shares have been converted pursuant to Section 3.01(a) and (ii) any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 3.04 plus dividends declared after the Effective Time which are unpaid, if any. Until surrendered as contemplated by this Section 3.02, each Acquiror Common Share shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration which the holders of Acquiror Common Shares were entitled to receive in respect of such shares pursuant to this Section 3.02 (and cash in lieu of fractional shares pursuant to Section 3.04 plus any dividends declared after the Effective Time which are unpaid, if any). Notwithstanding the foregoing, if a certificate evidencing Acquiror Common Shares is held in electronic form, then surrender of such certificate shall be effected upon delivery of a confirmation of cancellation of such certificate from Acquiror’s transfer agent.

3.03 Acquiror Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Acquiror Warrants, each Acquiror Warrant that is outstanding immediately prior to the Effective Time shall, pursuant to and in accordance with Section 4.4 of the Warrant Agreement, automatically and irrevocably be modified to provide that such Acquiror Warrant shall no longer entitle the holder thereof to purchase the amount of share(s) of Acquiror Common Stock set forth therein and in substitution thereof such Acquiror Warrant shall entitle the holder thereof to acquire such equal number of Holdings Common Share(s) per Acquiror Warrant.

3.04 Fractional Shares. No certificate or scrip representing fractional Holdings Common Shares shall be issued upon the surrender for exchange of Certificates of Acquiror Common Stock, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Holdings. Notwithstanding any other provision of this Agreement, each holder of Acquiror Common Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of Holdings Common Share shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a Holdings Common Share multiplied by ten U.S. dollars ($10).

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Article IV
THE STOCK PURCHASE AND THE CONTRIBUTIONs AND EXCHANGEs

4.01 Contributions and Exchanges.

(a) Immediately following the consummation of the Merger, Blocker Seller shall (and, subject only to the consummation of the Closing, hereby does) contribute to Holdings all right, title and interest in and to a number of Blocker Shares equal to the product of the Equity Consideration Ratio and the aggregate number of Blocker Shares, free and clear of all Encumbrances, and, in exchange therefor, (i) Holdings shall (and, subject only to the consummation of the Closing, hereby does) issue to Blocker Seller, the Blocker Exchange Shares, free and clear of all Encumbrances and (ii) Blocker Seller shall have the right to be issued the applicable portion of the Earnout Shares when and as required by Section 4.05 as additional consideration for the transactions contemplated by this Section 4.01(a) (and without the need for additional consideration from Blocker Seller), free and clear of all Encumbrances other than any Contract with Holdings or any of its Subsidiaries to which Blocker Seller might then be a party.

(b) Immediately following the consummation of the transactions contemplated by Section 4.01(a), Seller shall (and, subject only to the consummation of the Closing, hereby does) contribute to Holdings all right, title and interest in and to a number of Company Units equal to the product of the Equity Consideration Ratio and the aggregate number of Company Units, free and clear of all Encumbrances, and, in exchange therefor, (i) Holdings shall (and, subject only to the consummation of the Closing, hereby does) issue to Seller, the Company Exchange Shares, free and clear of all Encumbrances, and (ii) Seller shall have the right to be issued the applicable portion of the Earnout Shares when and as required by Section 4.05 as additional consideration for the transactions contemplated by this Section 4.01 and Section 4.02 (and without the need for additional consideration from Seller), free and clear of all Encumbrances other than any Contract with Holdings or any of its Subsidiaries to which Seller might then be a party (together with the transactions described in Section 4.01(a), the “Contributions”).

4.02 Stock Purchase. Immediately following the consummation of the transactions contemplated by Section 4.01, (a) Blocker Seller shall (and, subject only to the consummation of the Closing, hereby does) sell, assign, transfer and deliver to Holdings, and Holdings shall purchase, acquire and accept delivery from Blocker Seller of, all right, title and interest in the Blocker Shares held by Blocker Seller after giving effect to the transactions contemplated by Section 4.01 and (b) Seller shall (and, subject only to the consummation of the Closing, hereby does) sell, assign, transfer and deliver to Holdings, and Holdings shall purchase, acquire and accept delivery from Seller of, all right, title and interest in the Company Units held by Seller after giving effect to the transactions contemplated by Section 4.01. In consideration for the foregoing sale of the Blocker Shares and Company Units (the “Sale”), Holdings shall pay to Blocker Seller the Blocker Cash Consideration and to Seller the Company Closing Cash Consideration.

4.03 Holdings Contribution. Immediately following the consummation of the transactions contemplated by Section 4.02, Holdings shall (and, subject only to the consummation of the Closing, hereby does) contribute to Acquiror all right, title and interest in and to (i) the Company Units held by Holdings after giving effect to the transactions contemplated by Section 4.02 and (ii) the Blocker Shares held by Holdings after giving effect to the transactions contemplated by Section 4.02.

4.04 Blocker Seller Contribution. Immediately following the consummation of the transactions contemplated by Section 4.03, Blocker Seller shall (and, subject only to the consummation of the Closing, hereby does) contribute to Seller all right, title and interest in and to (i) the shares of Holdings held by Blocker Seller and (ii) the right to receive the Blocker Portion of the Earnout Shares pursuant to 4.05.

4.05 Earnout.

(a) From and after the Closing until the fifth anniversary of the Closing Date (the “Earnout Period”), promptly (but in any event within five Business Days) after the occurrence of any of the following (any one or more of which may occur at the same time), Holdings shall issue, up to an additional 14,000,000 Holdings Common Shares (the “Earnout Shares”) to Seller and Blocker Seller in accordance with their Seller Portion

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and Blocker Portion, as applicable, as additional consideration for the Transactions (and without the need for additional consideration from Seller or Blocker Seller), fully paid and free and clear of all Encumbrances other than any Contract with Holdings or any of its Subsidiaries to which Seller or Blocker Seller might then be a party:

(i) if the Holdings Common Share Price is greater than $15.00 (such share price as adjusted pursuant to this Section 4.05, the “Minimum Target”) for any period of 20 trading days out of 30 consecutive trading days, an aggregate of 7,000,000 Holdings Common Shares plus the amount of Holdings Common Shares issuable pursuant to Section 4.05(a)(i) if not previously issued; and

(ii) if the Holdings Common Share Price is greater than $17.50 (such share price as adjusted pursuant to this Section 4.05, the “Maximum Target”) for any period of 20 trading days out of 30 consecutive trading days, an aggregate of 7,000,000 Holdings Common Shares plus the amount of Holdings Common Shares issuable pursuant to Section 4.05(a)(i) and Section 4.05(a)(ii), in each case if not previously issued.

(b) Upon the first Change in Control to occur during the Earnout Period, Holdings shall, no later than immediately prior to the consummation of such Change in Control, issue to Seller and Blocker Seller in accordance with their Seller Portion and Blocker Portion, as applicable, as additional consideration for the Transactions (and without the need for additional consideration from Seller or Blocker Seller), free and clear of all Encumbrances other than applicable federal and state securities law restrictions and any Contract with Holdings or any of its Subsidiaries to which Seller or Blocker Seller might then be a party, a number of Earnout Shares equal to the following:

(i) if the price per share paid or payable to the stockholders of Holdings in connection with such Change in Control is equal to or greater than the Minimum Target but less than the Maximum Target, 7,000,000 Holdings Common Shares less any Holdings Common Shares previously issued pursuant to Section 4.05(a)(i); and

(ii) if the price per share paid or payable to the stockholders of Holdings in connection with such Change in Control is equal to or greater than the Maximum Target, 14,000,000 Holdings Common Shares less any Holdings Common Shares previously issued pursuant to Section 4.05(a)(i) or Section 4.05(a)(ii).

For the avoidance of doubt, if the price per share paid or payable to the stockholders of Holdings in connection with the first Change in Control to occur during the Earnout Period is less than the Minimum Target, then no Earnout Shares shall be issuable pursuant to this Section 4.05(b).

(c) At all times during the Earnout Period, Holdings shall keep available for issuance a sufficient number of unissued Holdings Common Shares to permit Holdings to satisfy its issuance obligations set forth in this Section 4.05 and shall take all actions required to increase the authorized number of Holdings Common Shares if at any time there shall be insufficient unissued Holdings Common Shares to permit such reservation.

(d) Holdings shall take such actions as are reasonably requested by Seller or Blocker Seller to evidence the issuances pursuant to this Section 4.05 and, if requested, through the delivery of duly and validly executed certificates or instruments representing the Earnout Shares.

(e) In the event Holdings shall at any time during the Earnout Period pay any dividend on Holdings Common Shares by the issuance of additional Holdings Common Shares, or effect a subdivision or combination or consolidation of the outstanding Holdings Common Shares (by reclassification or otherwise) into a greater or lesser number of Holdings Common Shares, then in each such case, (i) the number of Earnout Shares shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of Holdings Common Shares (including any other shares so reclassified as Holdings Common Shares) outstanding immediately after such event and the denominator of which is the number of Holdings Common Shares that were outstanding immediately prior to such event and (ii) the Holdings Common Share Price values set forth in Sections 4.05(a)(i) -(ii) above shall be appropriately adjusted to provide to Seller and Blocker Seller the same economic effect as contemplated by this Agreement prior to such event.

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(f) During the Earnout Period, Holdings shall take all reasonable efforts for (i) Holdings to remain listed as a public company on, and for the Holdings Common Shares (including, when issued, the Earnout Shares) to be tradable over, Nasdaq and (ii) the Earnout Shares, when issued, to be approved for listing on Nasdaq; provided, however, that the foregoing shall not limit Holdings from consummating a Change in Control or entering into a Contract that contemplates a Change in Control. Upon the consummation of any Change in Control during the Earnout Period, other than as set forth in Section 4.05(b) above, Holdings shall have no further obligations pursuant to this Section 4.05(f).

4.06 Payment of Expenses.

(a) On or prior to the Closing Date, the Company shall provide to Acquiror a written report setting forth a list of the Company Transaction Expenses (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and unpaid as of the close of business on the Business Day immediately preceding the Closing Date (collectively, the “Outstanding Company Expenses”).

(b) On or prior to the Closing Date, Acquiror shall provide to the Company a written report setting forth a list of the Acquiror Transaction Expenses (collectively, the “Outstanding Acquiror Expenses”).

4.07 Withholding. Holdings or anyone acting on its behalf shall be entitled to deduct and withhold from the payment of Blocker Cash Consideration and Company Closing Cash Consideration such amounts as are required to be deducted and withheld with respect to the making of any such payment under any applicable tax Law. Any sum which is withheld as permitted by this Section 4.07 shall be remitted to the appropriate Governmental Authority and Holdings shall provide Seller and Blocker Seller with all appropriate or required reports showing such withholding. As of the date hereof, Holdings is not aware of any such withholding obligation. Upon becoming aware of any such withholding obligation, Holdings shall promptly provide Seller or Blocker Seller, as applicable, with written notice (which notice shall describe the basis for such deduction or withholding), and shall provide Seller and Blocker Seller, as applicable, with a reasonable opportunity to provide such forms, certificates or other evidence, and reasonably cooperate with Seller and Blocker Seller, as applicable, to eliminate or reduce any such required deduction or withholding. Subject to the foregoing, to the extent that amounts are so withheld and paid to the proper Governmental Authority pursuant to any applicable tax Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

Article V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except with respect to matters set forth in the Company Disclosure Schedules (it being agreed that any matter disclosed in the Company Disclosure Schedules with respect to any section of this Agreement shall be deemed to have been disclosed with respect to any other section to the extent the applicability thereto is reasonably apparent from the face of such disclosure), the Company hereby represents and warrants to each Acquiror Party as of the date of this Agreement:

5.01 Organization and Qualification; Subsidiaries. Each Company Entity is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation or incorporation, as applicable, and has full corporate or limited liability company, as applicable, power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted. Section 5.01 of the Company Disclosure Schedules sets forth each jurisdiction in which each Company Entity is licensed or qualified to do business, and each Company Entity is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except such licenses or qualifications the absence of which would not reasonably be expected to have a Material Adverse Effect. Section 5.01 of the Company Disclosure Schedules sets forth all of the Company’s Subsidiaries, and the Company directly or indirectly owns 100% of the outstanding membership and other equity interests of such Subsidiaries, free and clear of all Encumbrances (other than Permitted Encumbrances). The Company does not own or have any ownership interest in any other Person other than the Subsidiaries set forth on Section 5.01 of the Company Disclosure Schedules. True and complete copies of the certificate of incorporation, bylaws or other organizational documents of each Company Entity, as amended to the date of this Agreement, have been made available to Acquiror.

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5.02 Authority; Board Approval. The Company has full organizational power and authority to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby, including the Pre-Closing Restructuring. The execution, delivery and performance by the Company of this Agreement and any Ancillary Agreement to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby, including the Pre-Closing Restructuring, have been duly authorized by all requisite corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement, any Ancillary Agreement to which it is a party or to consummate the Transactions. This Agreement has been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability hereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (whether considered in a proceeding at law or in equity). When each Ancillary Agreement to which the Company is or will be a party has been duly executed and delivered by the Company (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Agreement will constitute a legal and binding obligation of the Company enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (whether considered in a proceeding at law or in equity).

5.03 No Conflict.

(a) The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the Transactions, do not and will not: (i) conflict with or result in a violation or breach of, or default under, any provision of the Company Organizational Documents; (ii) conflict with or result in a violation or breach of any provision of any applicable Law or Governmental Order applicable to any Company Entity; (iii) except as set forth in Section 5.03 of the Company Disclosure Schedules, require the consent or notice by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which any Company Entity is a party or by which any Company Entity is bound or to which any of their respective properties and assets are subject (including any Material Contract) or any Permit affecting the properties, assets or Business; or (iv) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any properties or assets of any Company Entity, except with respect to the foregoing clauses (ii), (iii), and (iv) as would not reasonably be expected to have a Material Adverse Effect.

(b) No material consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to any Company Entity in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, except for such filings as may be required under the HSR Act or any other antitrust law.

5.04 Current Capitalization. As of the date hereof:

(a) 100 Company Units are issued and outstanding. As of the date hereof, Seller is the registered owner of all of the Company Units. After giving effect to the Pre-Closing Restructuring, Seller will own the Seller Portion of the Company Units and Blocker will own the Blocker Portion of the Company Units.

(b) Except as disclosed on Section 5.04(b) of the Company Disclosure Schedules, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company or any of its Subsidiaries is authorized or outstanding, and (ii) there is no commitment by the Company or its Subsidiaries to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights or to distribute to holders of

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any of their respective equity securities any evidence of indebtedness or asset, to repurchase or redeem any securities of the Company or its Subsidiaries or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any Company Units.

(c) All issued and outstanding Company Units are (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any preemptive rights created by statute, Company Organizational Documents or any agreement to which the Company is a party; and (iii) free of any Encumbrances other than Permitted Encumbrances. All issued and outstanding Company Units were issued in compliance with applicable Law.

(d) No outstanding Company Units are subject to vesting or forfeiture rights or repurchase by the Company. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to the Company or any of its securities.

(e) All distributions, dividends, repurchases and redemptions in respect of the capital stock (or other equity interests) of the Company were undertaken in compliance with the Company Organizational Documents then in effect, any agreement to which the Company then was a party and in compliance with applicable Law.

5.05 Financial Statements.

(a) Section 5.05 of the Company Disclosure Schedules sets forth (i) the audited consolidated financial statements of the Company and its Subsidiaries consisting of consolidated statements of financial position as of December 31, 2019 and (ii) the audited consolidated financial statements of Seller and its Subsidiaries consisting of consolidated statements of financial position as of December 31, 2017 and December 31, 2018 and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended (the “Audited Financial Statements”), and unaudited consolidated financial statements of the Company and its Subsidiaries consisting of a consolidated statement of financial position as of June 30, 2020 and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the six month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of notes. The Financial Statements are based on the books and records of the Company, and fairly present in all material respects the financial condition of the Company and its Subsidiaries as of the respective dates they were prepared and the results of the operations of the Company and its Subsidiaries for the periods indicated. The consolidated statement of financial position of the Company and its Subsidiaries as of December 31, 2019 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the consolidated statement of financial position of the Company and its Subsidiaries as of June 30, 2020 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date.” The Company maintains a standard system of accounting established and administered in accordance with GAAP.

(b) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) all assets, liabilities and transactions are accurately and timely recorded in all material respects and as necessary to permit preparation of audited financial statements and to maintain accountability for the assets and (ii) transactions are executed and access to records is permitted only in accordance with management’s authorization.

5.06 Undisclosed Liabilities. Except as set forth in Section 5.06 of the Company Disclosure Schedules, the Company has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured (“Liabilities”) that would be required to be set forth on a balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP, consistently applied, except (a) those which are reflected or reserved against in the Financial Statements, (b) those which have been incurred in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date (none of which results from or arises out of any material breach of or material default under any Contract), (c) obligations of future performance under Contracts, and (d) those which would not be material to the Company Entities, taken as a whole.

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5.07 Absence of Certain Changes or Events.

(a) Except as set forth in Section 5.07(a) of the Company Disclosure Schedules or as reflected in the Interim Financial Statements, since the Interim Balance Sheet Date through the date hereof, each Company Entity has conducted the Business in the ordinary course of business consistent with past practice.

(b) Other than as set forth in Section 5.07(b) of the Company Disclosure Schedules or as reflected in the Interim Financial Statements, since the Interim Balance Sheet Date through the date hereof, and other than in the ordinary course of business consistent with past practice, there has not been, with respect to the Company, any:

(i) event, occurrence or development that has had or would be reasonably expected to have a Material Adverse Effect;

(ii) amendment of its charter or by-laws or the organizational documents of any of its Subsidiaries;

(iii) split, combination or reclassification of any shares of its capital stock;

(iv) issuance, sale or other disposition of any equity security or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its or its Subsidiaries’ equity securities;

(v) declaration or payment of any dividends or distributions on or in respect of any of its capital stock; or redemption, purchase or acquisition of its capital stock;

(vi) material change in any method of accounting or accounting practice of the Company, except as required by GAAP, securities laws and regulations or PCAOB standards or as disclosed in the notes to the Financial Statements;

(vii) material change in the Company’s cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(viii) other than under and in accordance with the First Lien Credit Agreement (which incurrences shall be in the ordinary course of business), incurrence, assumption or guarantee of any indebtedness for borrowed money in excess of $250,000 by it or any of its Subsidiaries except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice;

(ix) except in the ordinary course of business or for write-offs required by GAAP, any transfer, assignment, sale or other disposition of any tangible or intangible assets shown or reflected in the Balance Sheet or cancellation of any debts or entitlements, in each case, with a value in excess of $250,000 individually or $500,000 in the aggregate;

(x) transfer, assignment or grant of any exclusive license or sublicense of any material rights under or with respect to any Company Intellectual Property or Company IP Agreements;

(xi) any capital investment in any other Person in excess of $250,000 individually or $500,000 in the aggregate;

(xii) any loan to any other Person, other than in the ordinary course of business consistent with past practice;

(xiii) acceleration, termination, material modification to or cancellation of any Material Contract to which the Company is a party or by which it is bound;

(xiv) imposition of any material Encumbrance upon any Company properties, capital stock or assets, tangible or intangible;

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(xv) (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors or consultants, other than as provided for in any written agreements or required by applicable Law, (ii) change in the terms of employment for any employee or any termination of any employees for which the aggregate costs and expenses exceed $250,000, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director or consultant;

(xvi) hiring or promoting any individual as or to be (as the case may be) an officer, or hiring or promoting any employee below officer, except in the ordinary course of business consistent with past practice;

(xvii) adoption, material modification or termination of any: (i) Employment Contract, (ii) material Benefit Plan or (iii) collective bargaining or other agreement with a union;

(xviii) any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its stockholders or current or former directors, officers and employees;

(xix) entry into a new line of business that is unrelated to the current Business or abandonment or discontinuance of an existing line of business;

(xx) except for the Transactions, adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(xxi) purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $250,000, individually (in the case of a lease, per annum) or $500,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice;

(xxii) acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

(xxiii) action by the Company to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return that would have the effect of materially increasing the Tax liability or materially reducing any Tax asset of Holdings in respect of any post-Closing Tax period; or

(xxiv) any Contract to do any of the foregoing.

5.08 Title; Real Property.

(a) No Company Entity owns a freehold estate in any real property.

(b) The Company has good and valid title to, or a valid leasehold interest, as applicable, in, all Leased Real Property and material tangible personal property and other material assets reflected in the Interim Balance Sheet, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for Permitted Encumbrances. Except as set forth in Section 5.08 of the Company Disclosure Schedules, all such properties and assets (including leasehold interests) are in the possession of or under the control of a Company Entity.

(c) Section 5.08(c) of the Company Disclosure Schedules lists with respect to each Leased Real Property (i) the street address; (ii) the landlord under the lease, the rental amount currently being paid, and the expiration of the term of such lease or sublease; and (iii) the current use of such property. With respect to the Leased Real Property, the Company has delivered or made available to Acquiror true, complete and correct copies of the applicable lease, sublease, license or other agreement (including any amendments, modifications or supplements thereto) associated with each Leased Real Property location (the “Leases”). The Leases are in full force and effect, and are binding and enforceable against each Company Entity that is party thereto and, to

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the Company’s Knowledge, the other parties thereto, in accordance with their respective terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (whether considered in a proceeding at law or in equity). The Company is not a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Leased Real Property. The use and operation of the Leased Real Property in the conduct of the Business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement. There are no Legal Proceedings pending nor, to the Company’s Knowledge, threatened against or affecting the Leased Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

5.09 Condition and Sufficiency of Assets. Except as set forth in Section 5.09 of the Company Disclosure Schedules, as of the date hereof, the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company Entities are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

5.10 Intellectual Property.

(a) Section 5.10(a) of the Company Disclosure Schedules lists all (i) Company IP Registrations, indicating as to each item as applicable: (A) the owner; (B) the jurisdictions in which such item is issued or registered or in which any application for issuance or registration has been filed, (C) the respective issuance, registration, or application number of the item, and (D) the dates of application, issuance or registration of the item; (ii) Company Software; and (iii) internet domain names owned by any Company Entity.

(b) Section 5.10(b) of the Company Disclosure Schedules lists all Company IP Agreements involving annual payments in excess of $250,000. No Company Entity nor, to the Company’s Knowledge, any other party thereto is in default under, or has provided or received any notice of material breach or default of any Company IP Agreement.

(c) Except as set forth in Section 5.10(c) of the Company Disclosure Schedules, a Company Entity is the sole and exclusive legal and record owner of all right, title and interest in and to the Company IP Registrations, and has the right to use all other material Intellectual Property used in the conduct of the Business, in each case, free and clear of Encumbrances other than Permitted Encumbrances. Without limiting the generality of the foregoing, the Company has entered into written agreements with every current and former employee that has contributed material Intellectual Property to the Business, and with every current and former independent contractor that has contributed material Intellectual Property to the Business, whereby such employees and independent contractors: (i) assign to the Company any ownership interest and right they may have in the Company Intellectual Property; and (ii) as between the Company and such employee or independent contractor, acknowledge the Company’s exclusive ownership of all Company Intellectual Property. The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company’s right to own, use or hold for use any material Company Intellectual Property. To the Company’s Knowledge, the Company’s rights in the Company IP Registrations are valid, subsisting and enforceable. The Company has taken commercially reasonable steps to maintain the Company Intellectual Property and to protect and preserve the confidentiality of all trade secrets included in the Company Intellectual Property, including requiring all Persons having access to Company Intellectual Property to execute written non-disclosure agreements.

(d) To the Company’s Knowledge, in the past three (3) years the conduct of the Business as currently and formerly conducted, and the products, processes and services of the Company, have not infringed, misappropriated or diluted the Intellectual Property of any Person. To the Company’s Knowledge, in the past three (3) years no Person has infringed, misappropriated or diluted, or is currently infringing, misappropriating or diluting, any Company Intellectual Property.

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(e) Except as set forth in Section 5.10(e) of the Company Disclosure Schedules, no computer software owned, purported to be owned, or developed for use in the Business (including the Company Software) includes, comprises or was developed using any software subject to open source, “copyleft” or similar licensing terms, including the GNU General Public License, where such use or incorporation would (i) dedicate to the public domain such software, or (ii) otherwise require the free licensure of such software or public disclosure of the source code of such software to other Persons.

(f) There are no Legal Proceedings (including any oppositions, interferences or re-examinations) settled, pending or threatened (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Company Entities; (ii) challenging the validity, enforceability, registrability or ownership of any Company Intellectual Property or the Company’s rights with respect to any Company Intellectual Property; or (iii) by the Company or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of the Company Intellectual Property; in each case other than as reasonably expected during the ordinary course of prosecution of such Intellectual Property. To the Knowledge of the Company, no Company Entity is subject to any Governmental Order that does or would restrict or impair the use of any Company Intellectual Property.

5.11 Privacy and Data Security.

(a) The Company has a privacy policy regarding the collection, use and disclosure of personal information in connection with the operation of the Business which is in any Company Entity’s possession, custody or control, or otherwise held or processed on its behalf and each Company Entity is and has been in compliance with such privacy policy. The Company has posted a privacy policy in a clear and conspicuous location on all websites owned or operated by the Company Entities.

(b) Except as set forth in Section 5.11(b) of the Company Disclosure Schedules, each Company Entity has complied at all times in all material respects with all applicable Laws regarding the collection, retention, use and protection of personal information and there is no claim pending or threatened in writing against any Company Entity regarding any violation of or noncompliance with such applicable Laws.

(c) Each Company Entity is in material compliance with the terms of all Contracts to which such Company Entity is a party, if any, relating to data privacy, security or breach notification (including provisions that impose conditions or restrictions on the collection, use, disclosure, transmission, destruction, maintenance, storage or safeguarding of personal information).

(d) Except as set forth in Section 5.11(d) of the Company Disclosure Schedules, no Person (including any Governmental Authority) has commenced any Legal Proceeding relating to any Company Entity’s information privacy or data security practices relating to personal information of consumers, including with respect to the access, disclosure or use of personal information maintained by or on behalf of any Company Entity, or, to the Company’s Knowledge, threatened any such Legal Proceeding, or made any complaint, investigation or inquiry relating to such practices.

(e) The execution, delivery and performance of this Agreement and the consummation of the contemplated transactions, including any transfer of personal information resulting from such transactions, will not violate the privacy policy of any Company Entity as it currently exists.

(f) The Company has established and implemented programs and procedures that are commercially reasonable, in compliance with applicable industry practices and appropriate, including administrative, technical and physical safeguards to protect the confidentiality, integrity and security of personal information in its possession, custody or control against unauthorized access, use, modification, disclosure or other misuse.

(g) Except as set forth in Section 5.11(g) of the Company Disclosure Schedules, to the Knowledge of the Company, the Business of the Company Entities has not experienced any loss, damage, or unauthorized access, disclosure, use or breach of security of any personal information in the possession, custody or control, or any Company Entity or otherwise held or processed on its behalf.

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5.12 Software and IT.

(a) The Company’s Systems are in good working order and condition and are sufficient in all material respects for the purposes for which they are used in the conduct of the Business and include sufficient licensed capacity (whether in terms of authorized sites, units, users, seats or otherwise) for material software, in each case as necessary for the conduct of the Business as currently conducted.

(b) To the Knowledge of the Company, in the last three (3) years, there has been no unauthorized access, use, intrusion or breach of security, or material failure, breakdown, performance reduction or other adverse event affecting any of the Company’s Systems, that has caused or could reasonably be expected to cause any: (i) substantial disruption of or interruption in or to the use of such Systems or the conduct of the Business of the other Company Entities; or (ii) loss, destruction, damage or harm to any Company Entity or any of their operations, personnel, property or other assets. Each Company Entity has taken all reasonable actions, consistent with industry practices, to protect the integrity and security of the Company’s Systems and the data and other information stored thereon.

(c) The Company Entities maintain commercially reasonable back-up and data recovery, disaster recovery and business continuity plans, procedures and facilities and test such plans and procedures on a regular basis, and such plans and procedures have been proven effective upon such testing.

5.13 Contracts. Section 5.13 of the Company Disclosure Schedules sets forth a complete and accurate list of all of the following Contracts to which any Company Entity is a party or by which it is bound as of the date hereof (such Contracts being “Material Contracts”):

(a) Contracts for the sale of any of the assets of any Company Entity with a value in excess of $500,000 individually or $1,000,000 in the aggregate, other than in the ordinary course of business, or for the grant to any Person of any preferential rights to purchase any of such assets other than in the ordinary course of business;

(b) Contracts for joint ventures, partnerships or sharing of profits;

(c) Contracts containing covenants not to compete in any line of business or with any Person in any geographical area;

(d) Contracts containing covenants not to solicit or hire any Person with respect to employment, except for any such Contracts entered into in the ordinary course with suppliers;

(e) Contracts entered into during the past three (3) years relating to the acquisition or disposition (by merger, purchase of stock or assets or otherwise) by any Company Entity of any business or a material amount of stock or assets of any other Person;

(f) Contracts evidencing Indebtedness in excess of $1,000,000 (whether incurred, assumed, guaranteed or secured by any asset);

(g) except for standard indemnification provisions in Contracts entered in the ordinary course of business, any Contract under which any Company Entity is required to provide continuing indemnification or a guarantee of obligations of any Person (other than any other Company Entity) or the assumption of any Tax, environmental or other Liability of any Person;

(h) any Contract under which any Company Entity has advanced or loaned any amount to any of its managers, directors or executive officers and such advance or loan remains outstanding;

(i) any Contract between any Company Entity, on the one hand, and any of their respective managers, directors or executive officers, on the other hand, other than the Employment Contracts;

(j) the Employment Contracts;

(k) collective bargaining agreements or Contracts;

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(l) Contracts with Merchants that involve contractual commitments by such Merchant to make annual payments in excess of $250,000 per year and that cannot be canceled by the Company without penalty or without more than thirty (30) days’ notice;

(m) Contracts with suppliers of any Company Entity that involve contractual commitments by a Company Entity to make annual payments in excess of $500,000 per year and that cannot be canceled by a Company Entity without penalty or without more than thirty (30) days’ notice;

(n) any Contract with a Governmental Authority in excess of $100,000;

(o) any Contract under which any Company Entity is obligated to make any capital commitment or expenditure in excess of $500,000 in any twelve month period;

(p) any Contract with a Material Merchant Originator or Top Supplier (other than those listed in clauses (l) and (m) of this Section 5.13); and

(q) other Contracts (other than those listed in clauses (a) through (p) of this Section 5.13 and other than the Employment Contracts) (A) that involve aggregate consideration in excess of $1,000,000 per year, and (B) that cannot be canceled by the Company without penalty or without more than 30 days’ notice.

Except as set forth in Section 5.13 of the Company Disclosure Schedules, each Material Contract is valid, binding and enforceable on the applicable Company Entity in accordance with its terms and, to the Company’s Knowledge, each other party thereto (assuming the valid execution by such party), and is in full force and effect, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). No Company Entity, nor to the Company’s Knowledge, any other party thereto is in breach of or default under in any material respect, or has provided or received any written notice of any intention to terminate, any Material Contract. To the Company’s Knowledge, as of the date hereof, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default in any material respect under any Material Contract by the Company Entity party thereto. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto) have been made available to Acquiror.

5.14 Litigation. Except as set forth in Section 5.14 of the Company Disclosure Schedules, as of the date hereof, there are, and during the past two (2) years there have been, no Legal Proceedings pending or, to the Company’s Knowledge, threatened in writing (a) against any Company Entity or any of their respective officers or directors in their capacities as such, that if determined adversely would result in Liabilities that are material to the Company Entities, taken as a whole, or (b) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement, at law, in equity or otherwise. Except as set forth in Section 5.14 of the Company Disclosure Schedules, as of the date hereof, there are no outstanding Governmental Orders that would reasonably be expected to result in Liabilities that are material to the Company Entities, taken as a whole.

5.15 Compliance with Laws; Permits.

(a) Except as set forth in Section 5.15(a) of the Company Disclosure Schedules, each Company Entity is now, and for the past three (3) years has been, in compliance with all Laws applicable to it or its Business, properties or assets except for such non-compliance that has not and would not reasonably be expected to result in Liabilities that are material to the Company Entities, taken as a whole.

(b) As of the date hereof (i) all Permits required for the Company Entities to conduct the Business have been obtained and are valid and in full force and effect; (ii) all fees and charges with respect to such Permits as of the date hereof have been paid in full; (iii) Section 5.15 of the Company Disclosure Schedules lists all current Permits issued to the Company Entities, including the names of the Permits and their respective dates of issuance and expiration; and (iv) to the Company’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 5.15 of the Company Disclosure Schedules, except in the case of clause (i), clause (ii) and clause (iv) as would not reasonably be expected to result in Liabilities that are material to the Company Entities, taken as a whole.

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5.16 Environmental Matters. Except as set forth in Section 5.16 of the Company Disclosure Schedules:

(a) Each Company Entity is currently in compliance, in all material respects, with all Environmental Laws (including obtaining any Environmental Permits required for its operations) and has not received from any Person any: (i) environmental claim (and, to the Company’s Knowledge, no such environmental claim is threatened); or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved.

(b) To the Company’s Knowledge, no real property currently owned or leased by any Company Entity is listed on the National Priorities List under the Comprehensive Environmental Response, Compensation, and Liability Act, or any similar state list.

(c) To the Company’s Knowledge, there has been no Release of Hazardous Substances in contravention of Environmental Law with respect to the Business at any Company Entity or on any real property currently owned or leased by any Company Entity, and in the past three (3) years, no Company Entity has received a written notice that any real property currently or formerly owned, operated or leased in connection with the Business (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Substances; in each case, which would reasonably be expected to result in an environmental claim against, or a violation of Environmental Law or term of any Environmental Permit by, any Company Entity.

(d) To the Company’s Knowledge, (i) no Company Entity owns or operates any active or abandoned aboveground or underground storage tanks in violation in any material respect of any applicable Environmental Law; (ii) none of the Company Entities uses any off-site Hazardous Material treatment, storage or disposal facilities or locations in violation of, or reasonably likely to result in liability under, any applicable Environmental Law; and (iii) none of the Company Entities possess any environmental reports, studies, audits, sampling data, site assessments or any other similar documents pertaining to any of the Leased Real Property.

(e) No Company Entity has retained or assumed, by contract or, to the Company’s Knowledge, operation of Law, any ongoing material liabilities or obligations of third parties under Environmental Law.

5.17 Employee Benefit Matters.

(a) Section 5.17(a) of the Company Disclosure Schedules sets forth a list of each material Benefit Plan.

(b) As applicable with respect to the material Benefit Plans, the Company has delivered to Acquiror, true and complete copies of (i) each such Benefit Plan, including all amendments thereto (and in the case of an unwritten material Benefit Plan, a written description thereof), (ii) the current summary plan description and each summary of material modifications thereto, (iii) the most recent Internal Revenue Service determination letter, (iv) the three (3) most recently filed annual reports (Form 5500 and all schedules thereto), (v) the three (3) most recent summary annual reports, financial statements and trustee reports, and (vi) all records, notices and filings made, or received, by the Company Entities during the last three (3) years concerning IRS or DOL audits or investigations and non-exempt “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code.

(c) Each Company Entity is in compliance in all material respects with the provisions of ERISA, the Code and other Laws applicable to the Benefit Plans. Each Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code. Each Benefit Plan, which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, and which is intended to meet the qualification requirements of Section 401(a) of the Code has received a determination letter from the IRS or is entitled to rely upon an opinion or advisory letter from the IRS to the effect that such plan is qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code.

(d) Each Company Entity has complied in all material respects with the notice and continuation coverage requirements of Section 4980B of the Code and the regulations thereunder with respect to each Benefit Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code. Each Benefit Plan is in material compliance with the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively, the “Healthcare Reform Law”), to the extent applicable.

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(e) Except as set forth in Section 5.17(e) of the Company Disclosure Schedules, all payments under the Benefit Plans, except those to be made from a trust qualified under Section 401(a) and 501(a) of the Code or through an insurance contract, for any period ending before the Closing Date that are not yet, but will be, required to be made are properly accrued and reflected in the Audited Financial Statements (if such accrual is required by GAAP).

(f) No Company Entity or, to the Company’s Knowledge, any fiduciary, trustee or administrator of any Benefit Plan, has engaged in or, in connection with the transactions contemplated by this Agreement, will engage in, any transaction with respect to any Benefit Plan, which would subject any Company Entity to a tax, penalty or liability for a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(g) No Benefit Plan is now or at any time has been subject to Part 3, Subtitle B of Title I of ERISA or Title IV of ERISA. No asset of any Company Entity is subject to any lien under Code Section 401(a)(29), ERISA Section 302(f), Code Section 412(n) or ERISA Section 4068 or arising out of any action filed under ERISA Section 4301(b).

(h) No Company Entity contributes to or is required to contribute to, or has incurred any withdrawal liability, within the meaning of Section 4201 of ERISA, to any Multiemployer Plan, nor does any Company Entity have any potential withdrawal liability arising from a transaction described in Section 4204 of ERISA.

(i) No Benefit Plan provides benefits, including death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by Law or (ii) death or retirement benefits under a plan qualified under Section 401(a) of the Code.

(j) The execution of, and performance of the transactions contemplated by this Agreement will not either alone or in connection with any other event(s) (i) result in any payment becoming due to any employee, former employee, director, officer, agent or independent contractor of the Company Entities, (ii) increase any amount of compensation or benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Benefit Plan, (iv) require any contributions or payments to fund any obligations under any Benefit Plan or (v) limit the right to merge, amend or terminate any Benefit Plan. No payment which is or may be made by, from or with respect to any Benefit Plan, to any employee, former employee, director, officer, agent or independent contractor of the Company Entities, either alone or in conjunction with any other payment, event or occurrence, will or could reasonably be characterized as an “excess parachute payment” under Section 280G of the Code. No such employee, former employee, director, officer, agent or independent contractor of the Company Entities has any “gross up” agreements or other assurance of reimbursement for any Taxes resulting from any such “excess parachute payments.”

(k) There are no pending audits or investigations by any Governmental Authority involving any Benefit Plan and, to the Company’s Knowledge, no threatened or pending material claims (except for individual claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings involving any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan, nor, to the Company’s Knowledge, are there any facts which could reasonably give rise to any material liability in the event of any such audit, investigation, claim, suit or proceeding.

(l) Each Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, complies in both form and operation with the requirements of Section 409A of the Code so that no amounts paid pursuant to any such Benefit Plan is subject to tax under Section 409A of the Code.

(m) No Company Entity or any ERISA Affiliate thereof has any commitment to modify or amend any Benefit Plan (except as required by Law or to retain the tax qualified status of any Benefit Plan). No Company Entity or any ERISA Affiliate thereof has any commitment to establish any new benefit plan, program or arrangement.

5.18 Taxes. Except as set forth in Section 5.18 of the Company Disclosure Schedules:

(a) All income and other material Tax Returns required to be filed by the Company Entities have been timely filed (giving effect to all extensions). Such Tax Returns are true, complete and correct in all material respects. All material Taxes due and owing by the Company Entities (whether or not shown on any Tax Return) have been timely paid.

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(b) The Company Entities have withheld and paid each material Tax required to have been withheld and paid by them in connection with amounts paid or owing to any employee, independent contractor, agent, creditor, customer, shareholder or other party, and complied in all material respects with all information reporting and backup withholding provisions of applicable Law.

(c) In the past three (3) years, no written claim has been made by any Tax Authority in any jurisdiction where the Company Entities do not file Tax Returns that any Company Entity is, or may be, subject to Tax by that jurisdiction.

(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Company Entities, which extension or waiver is still in effect.

(e) The amount of the Company Entities’ Liability for unpaid Taxes for all periods ending on or before June 30, 2020 does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Financial Statements. The amount of the Company Entities’ Liability for unpaid Taxes for all periods following the end of the period covered by the Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of the Company Entities.

(f) Section 5.18 of the Company Disclosure Schedules sets forth those taxable years for which examinations by any Tax Authority are presently being conducted.

(g) All deficiencies asserted, or assessments made, against any Company Entity as a result of any completed examinations by any Tax Authority have been fully paid.

(h) No Company Entity is a party to any Legal Proceeding by any Tax Authority. There is no pending or threatened Legal Proceedings against any Company Entity by any Tax Authority.

(i) Each Company Entity has delivered to Acquiror copies of all federal and material state, local and foreign income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, any Company Entity for all Tax periods ending after December 31, 2017.

(j) There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon the assets of the Company Entities.

(k) No Company Entity is a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (excluding any agreement entered into in the ordinary course of business, the primary purpose of which is not related to Taxes).

(l) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any Tax Authority with respect to any Company Entity.

(m) No Company Entity has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than a group of which the common parent is the Company or another Company Entity). No Company Entity has Liability for Taxes of any Person (other than a Person that is a member of a group of which any Company Entity is the common parent) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor or by contract.

(n) No Company Entity will be required to include any item of income in, or exclude any item or deduction from, taxable income for a taxable period or portion thereof ending after the Closing Date as a result of:

(i) any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax Law), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing;

(ii) an installment sale or open transaction occurring prior to the Closing;

(iii) a prepaid amount received on or before the Closing; or

(iv) any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law, executed prior to the Closing.

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(o) No Company Entity has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(p) No Company Entity is or has been a party to, or a promoter of, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(q) Section 5.18 of the Company Disclosure Schedules sets forth all foreign jurisdictions in which the Company Entities are subject to Tax, are engaged in business or have a permanent establishment. No Company Entity has entered into a gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8. No Company Entity has transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the Code.

(r) No property owned by the Company Entities is (i) required to be treated as being owned by another person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, (ii) subject to Section 168(g)(1)(A) of the Code, or (iii) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code.

(s) None of the Company Entities has taken, or agreed to take, any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

5.19 Employee Relations.

(a) Except as set forth in Section 5.19(a) of the Company Disclosure Schedules, no Company Entity is: (i) a party to or otherwise bound by any collective bargaining or other type of union agreement; (ii) a party to, involved in, the subject of, or to the Company’s Knowledge, threatened by, any labor dispute, unfair labor practice charge or complaint, grievance or labor arbitration; or (iii) currently negotiating any collective bargaining agreement to which any Company Entity is or would be a party. No Company Entity has experienced any strike, lockout, slowdown or work stoppage at any time, nor, to the Company’s Knowledge, is any such action threatened. There is not pending, nor has there ever been, any union election petition, demand for recognition, or, to the Company’s Knowledge, union organizing activity by or for the benefit of the employees of any Company Entity or otherwise affecting any Company Entity.

(b) Each Company Entity has been and is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all applicable Laws respecting terms and conditions of employment, wages and hours, unemployment insurance, worker’s compensation, equal employment opportunity, discrimination and retaliation, immigration, and the payment and withholding of Taxes. No Company Entity has been or is engaged in any unfair labor practice. Except as set forth in Section 5.19 of the Company Disclosure Schedules, there are no pending or to the Company’s Knowledge, threatened, claims against any Company Entity (whether under regulation, contract, policy or otherwise) asserted by or on behalf of any present or former employee or job applicant of a Company Entity (including by any Governmental Authority) on account of or for (i) overtime pay, other than overtime pay for work done in the current payroll period, (ii) wages or salary for a period other than the current payroll period, (iii) any amount of vacation pay or pay in lieu of vacation time off, other than vacation time off or pay in lieu thereof earned in or in respect of the current fiscal year, (iv) any amount of severance pay or similar benefits, (v) unemployment insurance benefits, (vi) workers’ compensation or disability benefits, (vii) any violation of any statute, ordinance, order, rule or regulation relating to employment terminations or layoffs, including the Worker Adjustment and Retraining Notification (WARN) Act and any similar state, local or foreign law, (viii) any violation of any statute, ordinance, order, rule or regulation relating to employee “whistleblower” or “right-to-know” rights and protections, (ix) any violation of any statute, ordinance, order, rule or regulation relating to the employment obligations of federal contractors or subcontractors, (x) any violation of any regulation relating to minimum wages or maximum hours of work, (xi) discrimination, retaliation or any other violation of any Law relating to fair employment practices or equal employment opportunities, or (xii) any violation of any other Law relating to labor, employment or employment practices, and no Company Entity is aware of any such claims which have not been asserted.

(c) Each Company Entity has properly classified for all purposes (including for all Tax purposes and for purposes of determining eligibility to participate in any Benefit Plan) all employees, leased employees, agents, consultants and independent contractors, and has withheld and paid all applicable Taxes and made

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all appropriate filings in connection with services provided by such persons to each Company Entity. Except as set forth in Section 5.19(c) of the Company Disclosure Schedules, the employment of each employee of a Company Entity is terminable at will and no employee is entitled to severance pay or other benefits following termination or resignation, except as otherwise provided by applicable Law or under an Employment Contract.

5.20 Transactions with Related Parties. Except for agreements related to employment with Company Entities, and except as set forth in Section 5.20 of the Company Disclosure Schedules, there are no transactions, agreements, arrangements or understandings between any Company Entity, on the one hand, and any director, officer, member or stockholder (or Affiliate thereof) of any Company Entity, on the other hand, either (a) currently in effect or (b) that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act (if the Securities Act were applicable to such Company Entity).

5.21 Insurance.

(a) Section 5.21(a) of the Company Disclosure Schedules contains a complete and correct list of all policies and contracts for insurance of which any Company Entity is the owner, insured or beneficiary or covering any of the assets of any Company Entity as of the date hereof (the “Insurance Policies”), copies of which have been made available or previously delivered to Acquiror. As of the date hereof, (i) all premiums due and payable with respect to such Insurance Policies have been paid, (ii) the Insurance Policies are in full force and effect, (iii) no Company Entity has received any written notice of cancellation or non-renewal thereunder, (iv) in the past two (2) years, no notice of cancellation or non-renewal with respect to, or disallowance (other than reservation of rights by the insurer) of any claim under, any Insurance Policy has been received, and (v) the Company has not been refused any insurance, nor have any of its coverages been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance during the last two (2) years.

(b) Except as set forth in Section 5.21(b) of the Company Disclosure Schedules: (i) all of such coverages are provided on an “occurrence” (as opposed to “claims made”) basis; and (ii) there are no outstanding claims under such Insurance Policies as of the date hereof.

5.22 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Agreement based upon arrangement made by or on behalf of any Company Entity.

5.23 Employment Contracts; Compensation Arrangements; Officers and Directors. The Company has provided to Acquiror a schedule setting forth a complete and correct list of all Contracts to which any Company Entity is a party or by which it is bound providing for the employment of any individual on a full-time or part-time basis or the retention of any independent contractor or consultant whose annual compensation is in excess of $250,000, and any such Contracts providing for severance, retention, change in control, transaction bonus or other similar payments to such individuals (the “Employment Contracts”).

5.24 Material Merchant Originators. Section 5.24 of the Company Disclosure Schedules sets forth the names of the ten (10) largest Merchant Originators (by electronic card processing volume) of the Company Entities (each a “Material Merchant Originator”) for each of calendar year 2019 and for the six (6)-month period ended on the date of the Interim Balance Sheet. As of the date hereof, during the last 12 months the Company has not received any written or oral notice (in the case of any oral notice, to the Company’s Knowledge) from any Material Merchant Originator terminating its relationship with the Company or any of its Subsidiaries or materially reducing or, to the Company’s Knowledge, threatening to terminate or materially reduce, the volume or types of business it conducts with the Company Entities. To the Company’s Knowledge, as of the date hereof no Material Merchant Originator has filed for or is threatened with bankruptcy, insolvency or dissolution or any similar proceedings.

5.25 Top Suppliers. Section 5.25 of the Company Disclosure Schedules sets forth a complete and correct list of (a) the names of the ten (10) largest suppliers of goods or services to the Company Entities during the twelve-month period ended December 31, 2019 and during the six (6)-month period ended on the date of the Interim Balance Sheet and the dollar amount of such goods or services purchased by the Company with respect to each such supplier during such periods (the “Top Suppliers”). During the last 12 months, the Company has not received any written notice from any Top Supplier that any such supplier has terminated or cancelled, or intends to terminate or cancel, its business relationship with the Company or will materially reduce the annual volume of goods or services sold or provided to the Company. To the Company’s Knowledge, as of the date hereof no Top Supplier has filed for or is threatened with bankruptcy, insolvency or dissolution or any similar proceedings.

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5.26 Regulatory Compliance.

(a) For the past three (3) years, none of the Company Entities, nor to the Company’s Knowledge, any of their respective directors, officers, employees, or other persons acting on behalf of any Company Entity: (i) has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) has made, directly or indirectly, any unlawful contribution or payment to any official of, or any employee of, or other person acting on behalf of any foreign Governmental Authority, or any candidate for foreign political office, from corporate funds; (iii) has made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (iv) has taken any action, directly or indirectly, that would result in a violation by such persons of any FCPA Laws to which the Company Entities are subject.

(b) For the past three (3) years, no Company Entity has made voluntary disclosures to any Government Authorities under any FCPA Laws, or received written notice of any enforcement actions or threats of enforcement actions against it under any FCPA Laws, and no Governmental Authority has notified any Company Entity in writing of any actual or alleged violation or breach by it. No Company Entity is party to any Legal Proceedings relating to any Company Entity’s compliance with applicable FCPA Laws. Each of the Company Entities has instituted and maintains policies and procedures reasonably designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(c) The operations of the Company Entities are and for the past three (3) years have been conducted at all times in material compliance with applicable financial record-keeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of other jurisdictions where the Company Entities conduct the Business, the applicable rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”), and no Legal Proceeding by or before any court or Governmental Authority involving the Company Entities, or, to the Company’s Knowledge, any employee or other Person acting on behalf of the Company Entities, with respect to the Money Laundering Laws is pending or, to the Company’s Knowledge, threatened.

(d) None of the Company Entities nor, to the Company’s Knowledge, any director, officer, employee, affiliate or representative of the Company Entities, is currently subject to any U.S. sanctions administered by OFAC or any similar sanctions imposed by any other Governmental Authority to which any of the Company Entities is subject.

5.27 Holdings Common Shares. As of the date hereof, no Company Entity owns beneficially or of record any Holdings Common Shares or any securities convertible into, exchangeable for or carrying the right to acquire, any Holdings Common Shares.

5.28 Registered ISO; Card Association Compliance.

(a) The Company or one of its Subsidiaries is registered in an appropriate capacity by a member of, and is in good standing with, those payment card networks (the “Card Associations”) required to operate the Business (collectively, the “Card Association Registrations”). The Card Association Registrations are in full force and effect. No additional registration or qualification with any Card Association or any member bank of such Card Association (each, a “Member Bank”) is required to operate the Business. Except for the Card Association Registrations, the operating of the Business does not require the Business to be registered with the Card Associations as a third party agent, third party processor or other type of entity, whether with a particular Member Bank or otherwise. All of the services that the Company Entities provide to customers are of the type authorized to be provided by the Company Entities pursuant to the Card Association Registrations.

(b) The Company Entities are and for the past three (3) years have been in compliance with, in all material respects, all requirements of the Card Associations applicable to the Business and the Company Entities, including the applicable bylaws, manuals, operating rules, mandates and identification standards, and any other rules, regulations, policies and procedures promulgated by such Card Associations, in each case as may be in effect from time to time (collectively, “Network Rules”). None of the Company Entities has, in

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the past three (3) years, received written notice of any actual or alleged violation of any Network Rules. To the Company’s Knowledge, none of the Merchants, referral partners or ISOs of the Company have, in the past three (3) years, failed to comply with the Network Rules in such a way that it would cause any Company Entity to incur any material fee, fine or liability to the Card Associations, any Member Bank of such Card Associations or the applicable processor.

(c) All of the ISOs or referral partners acting on behalf of the Company Entities that are required to be registered with the Card Associations to perform its obligations under any agreement with the Company Entities are so registered and the performance of such agreements will not cause the Company Entities to materially violate the Network Rules.

5.29 Information Supplied. The information relating to the Company Entities furnished by or on behalf of the Company Entities in writing for inclusion in the Proxy Statement/Prospectus will not, as of the date of mailing of the Proxy Statement to the holders of Acquiror Common Stock or at the time of the Acquiror Stockholders’ Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, except for any change disclosed in writing by or on behalf of a Company Entity to Acquiror or its counsel prior to such mailing date pursuant to Section 9.07 hereof. Notwithstanding the foregoing, the Company Entities make no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by any Acquiror Party for inclusion or incorporation by reference in the Proxy Statement/Prospectus, or (b) any projections or forecasts included in the Proxy Statement/Prospectus.

5.30 No Other Representations or Warranties. The Company and its Affiliates are making no representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement, any Ancillary Agreement or any certificate delivered by or on behalf of the Company hereunder. It is understood that any financial estimate, forecast, projection or other prediction and all other information or materials in respect of the Business, the Company or its assets that have been or shall hereafter be provided by or on behalf of the Company or the Company’s unitholders to Acquiror or any of its Affiliates or its or their respective representatives, whether written or oral, are not, and shall not be relied upon as or deemed to be, representations and warranties of the Company or any of its Affiliates or representatives, except to the extent expressly provided in this Agreement, any Ancillary Agreement or any certificate delivered by or on behalf of the Company hereunder.

Article VI
REPRESENTATIONS AND WARRANTIES OF BLOCKER

Except with respect to matters set forth in the Company Disclosure Schedules (it being agreed that any matter disclosed in the Company Disclosure Schedules with respect to any section of this Agreement shall be deemed to have been disclosed with respect to any other section to the extent the applicability thereto is reasonably apparent from the face of such disclosure), Blocker represents and warrants to the Acquiror Parties as of the date of this Agreement as follows:

6.01 Organization. Blocker is duly organized, validly existing, and in good standing under the laws of the State of Delaware and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted, and has full requisite corporate power and authority to execute, deliver, and perform this Agreement and the Ancillary Agreements to which it is a party, and to consummate the transactions contemplated hereby and thereby, including the Pre-Closing Restructuring.

6.02 Due Authorization. The execution, delivery and performance by Blocker of this Agreement, and each Ancillary Agreement to which Blocker is a party, and the consummation by Blocker of the transactions contemplated hereby and thereby, including the Pre-Closing Restructuring, have been duly authorized by all necessary corporate action on the part of Blocker and no other corporate proceedings on the part of Blocker are necessary to authorize the execution, delivery and performance of this Agreement, any Ancillary Agreements to which Blocker is a party or to consummate the Transactions. This Agreement has been duly executed and delivered by Blocker, and (assuming due authorization, execution and delivery by the other parties hereto) this Agreement constitutes a legal, valid and binding obligation of Blocker enforceable against Blocker in accordance with its terms, except as the enforceability hereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance

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or other similar laws affecting the enforcement of creditors’ rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (whether considered in a proceeding at law or in equity). When each Ancillary Agreement to which Blocker is or will be a party has been duly executed and delivered by Blocker (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Agreement will constitute a legal and binding obligation of Blocker, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (whether considered in a proceeding at law or in equity).

6.03 No Conflict. The execution, delivery, and performance by Blocker of this Agreement, and any Ancillary Agreement to which Blocker is a party, and the consummation by Blocker of the transactions contemplated hereby and thereby do not and will not, with or without the giving of notice or the lapse of time, or both, (i) conflict with or result in a violation or breach of any provision of any applicable Law or Governmental Order applicable to Blocker, (ii) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of Blocker, or (iii) result in a violation or breach of, constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration or create in any party the right to accelerate, terminate or modify, or require the consent of any third party under any provision of, any Contract to which Blocker is a party or by which it may be bound, or result in the creation or imposition of any Encumbrance of any nature whatsoever upon any assets or property of Blocker; except in the case of clauses (i) and (iii) as would not have a material adverse effect on Blocker’s ability to consummate the Transactions at the Closing.

6.04 Brokers’ Fees. Blocker has not retained any broker, finder or investment banking firm to act on its behalf which is entitled to any fee or commission from Blocker upon consummation of the transactions contemplated by this Agreement.

6.05 Conduct of Business. Blocker is a holding company and was formed for the purpose of investing, directly or indirectly, in Seller. As of immediately prior to the Closing and after the consummation of the Pre-Closing Restructuring, Blocker shall hold no material assets except for Company Units, cash and other assets typical of a holding company. Since formation, Blocker has not engaged in any material business activities, including those conducted by any of the Company Entities, and has not directly owned any material assets or properties, other than cash and other assets typical of a holding company. Except for liabilities incurred in connection with its incorporation, organization and capitalization, Blocker has not incurred and is not presently liable for, directly or indirectly, any material liabilities (other than with respect to non-delinquent Taxes incurred in the ordinary course of business and other liabilities typical of a holding company), nor has Blocker at any time been engaged in any material business activities of any type or kind.

6.06 Tax Matters. Except as set forth in Section 6.06 of the Company Disclosure Schedules:

(a) All income and other material Tax Returns required to be filed by Blocker have been timely filed (giving effect to all extensions). Such Tax Returns are true, complete and correct in all material respects. All material Taxes due and owing by Blocker (whether or not shown on any Tax Return) have been timely paid.

(b) Blocker has withheld and paid each material Tax required to have been withheld and paid by it in connection with amounts paid or owing to any employee, independent contractor, agent, creditor, customer, shareholder or other party, and complied in all material respects with all information reporting and backup withholding provisions of applicable Law.

(c) In the past three (3) years, no written claim has been made by any Tax Authority in any jurisdiction where Blocker does not file Tax Returns that Blocker is, or may be, subject to Tax by that jurisdiction.

(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Blocker, which extension or waiver is still in effect.

(e) Section 6.06 of the Company Disclosure Schedules sets forth those taxable years for which examinations by any Tax Authority are presently being conducted.

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(f) All deficiencies asserted, or assessments made, against Blocker as a result of any completed examinations by any Tax Authority have been fully paid.

(g) Blocker is not a party to any Legal Proceeding by any Tax Authority. There is no pending or threatened Legal Proceedings against Blocker by any Tax Authority.

(h) Blocker has delivered to Holdings copies of all federal and material state, local and foreign income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, Blocker for all Tax periods ending after December 31, 2017.

(i) There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon the assets of Blocker.

(j) Blocker is not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (excluding any agreement entered into in the ordinary course of business, the primary purpose of which is not related to Taxes).

(k) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any Tax Authority with respect to Blocker.

(l) Blocker has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. Blocker has no Liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor or by contract.

(m) Blocker will not be required to include any item of income in, or exclude any item or deduction from, taxable income for a taxable period or portion thereof ending after the Closing Date as a result of:

(i) any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax Law), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing;

(ii) an installment sale or open transaction occurring prior to the Closing;

(iii) a prepaid amount received on or before the Closing; or

(iv) any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law, executed prior to the Closing.

(n) Blocker has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(o) Blocker is not and has not been a party to, or a promoter of, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(p) Blocker has not taken, or agreed to take, any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

6.07 Current Capitalization. As of the date hereof:

(a) 1,000 Blocker Shares are issued and outstanding. Section 6.07(a) of the Company Disclosure Schedules sets forth, as of the date hereof and after giving effect to the Pre-Closing Restructuring, the name of each Person that is the registered owner of any Blocker Shares and the number of Blocker Shares owned by such Person.

(b) Except as disclosed on Section 6.07(b) of the Company Disclosure Schedules, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of Blocker is authorized or outstanding, and (ii) there is no commitment by Blocker to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset, to repurchase or redeem any securities of Blocker or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any Blocker Shares.

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(c) All issued and outstanding Blocker Shares are (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any preemptive rights created by statute, its organizational documents or any agreement to which Blocker is a party; and (iii) free of any Encumbrances other than Permitted Encumbrances. All issued and outstanding Blocker Shares were issued in compliance with applicable Law.

6.08 Litigation and Proceedings. As of the date hereof, there are no Legal Proceedings pending or, to Blocker’s knowledge, overtly threatened against Blocker at law or in equity, or before or by any Governmental Authority, which would have a material adverse effect on Blocker’s ability to consummate the Transactions at the Closing. As of the date hereof, Blocker is not subject to any outstanding judgment, order or decree of any Governmental Authority which would have a material adverse effect on Blocker’s ability to consummate the Transactions at the Closing.

6.09 No Other Representations or Warranties. Blocker and its Affiliates are making no representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement, any Ancillary Agreement or any certificate delivered by or on behalf of Blocker hereunder. It is understood that any financial estimate, forecast, projection or other prediction and all other information or materials in respect of Blocker or its assets that have been or shall hereafter be provided by or on behalf of Blocker to Acquiror or any of its Affiliates or its or their respective representatives, whether written or oral, are not, and shall not be relied upon as or deemed to be, representations and warranties of Blocker or any of its Affiliates or representatives, except to the extent expressly provided in this Agreement, any Ancillary Agreement or any certificate delivered by or on behalf of Blocker hereunder.

Article VII
REPRESENTATIONS AND WARRANTIES
OF BLOCKER SELLER AND SELLER

Except with respect to matters set forth in the Company Disclosure Schedules (it being agreed that any matter disclosed in the Company Disclosure Schedules with respect to any section of this Agreement shall be deemed to have been disclosed with respect to any other section to the extent the applicability thereto is reasonably apparent from the face of such disclosure), Seller and Blocker Seller jointly and severally represent and warrant to the Acquiror Parties as of the date of this Agreement as follows:

7.01 Organization. Each of Seller and Blocker Seller is duly organized, validly existing, and in good standing under the laws of the State of Delaware and has full organizational power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted, and has full requisite limited liability company or limited partnership, as applicable, power and authority to execute, deliver, and perform this Agreement and the Ancillary Agreements to which it is a party, and to consummate the transactions contemplated hereby and thereby.

7.02 Due Authorization. The execution, delivery and performance by each of Seller and Blocker Seller of this Agreement, and each Ancillary Agreement to which Seller or Blocker Seller, as applicable, is a party, and the consummation by each of Seller and Blocker Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited liability company or limited partnership action, as applicable, on the part of Seller or Blocker Seller, as applicable, and no other limited liability company or limited partnership proceedings on the part of Seller or Blocker Seller, as applicable, are necessary to authorize the execution, delivery and performance of this Agreement, any Ancillary Agreements to which Seller or Blocker Seller, as applicable, is a party or to consummate the Transactions. This Agreement has been duly executed and delivered by each of Seller and Blocker Seller, and (assuming due authorization, execution and delivery by the other parties hereto) this Agreement constitutes a legal, valid and binding obligation of each of Seller and Blocker Seller enforceable against Seller and Blocker Seller in accordance with its terms, except as the enforceability hereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (whether considered in a proceeding at law or in equity). When each Ancillary Agreement to which Seller or Blocker Seller, as applicable, is or will be a party has been duly executed and delivered by Seller or Blocker Seller, as applicable, (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Agreement will constitute a legal and binding obligation of Seller or Blocker Seller, as applicable, enforceable against it in accordance with its terms, except as

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the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (whether considered in a proceeding at law or in equity).

7.03 Title to Blocker Shares. Following the consummation of the Pre-Closing Restructuring and immediately prior to the Merger, (i) Blocker Seller will be the sole lawful record and beneficial owner of the Blocker Shares and will have title to the Blocker Shares free and clear of all Encumbrances and (ii) Blocker Seller and Seller will collectively be the lawful record and beneficial owners of 100% of the Company Units and will have title to such Company Units free and clear of all Encumbrances. Other than this Agreement, such Blocker Shares and Company Units are not subject to any voting trust agreement or any other Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Blocker Shares or Company Units, as applicable.

7.04 No Conflict. The execution, delivery, and performance by each of Seller and Blocker Seller of this Agreement, and any Ancillary Agreement to which Seller or Blocker Seller, as applicable, is a party, and the consummation by Seller and Blocker Seller of the transactions contemplated hereby and thereby do not and will not, with or without the giving of notice or the lapse of time, or both, (i) conflict with or result in a violation or breach of any provision of any applicable Law or Governmental Order applicable to Seller or Blocker Seller, as applicable, (ii) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of Seller or Blocker Seller, as applicable, or (iii) result in a violation or breach of, constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration or create in any party the right to accelerate, terminate or modify, or require the consent of any third party under any provision of, any Contract to which Seller or Blocker Seller, as applicable, is a party or by which it may be bound, or result in the creation or imposition of any Encumbrance of any nature whatsoever upon any assets or property of Seller or Blocker Seller, as applicable; except in the case of clauses (i) and (iii) as would not have a material adverse effect on Seller’s or Blocker Seller’s, as applicable, ability to consummate the Transactions at the Closing.

7.05 Litigation and Proceedings. As of the date hereof, there are no Legal Proceedings pending or, to Seller’s knowledge or Blocker Seller’s knowledge, overtly threatened against Seller or Blocker Seller, as applicable at law or in equity, or before or by any Governmental Authority, which would have a material adverse effect on Seller’s or Blocker Seller’s, as applicable, ability to consummate the Transactions at the Closing. As of the date hereof, neither Seller nor Blocker Seller is subject to any outstanding judgment, order or decree of any Governmental Authority which would have a material adverse effect on Seller’s or Blocker Seller’s, as applicable, ability to consummate the Transactions at the Closing.

7.06 Brokers’ Fees. Except for Evercore Inc., neither Seller nor Blocker Seller has retained any broker, finder or investment banking firm to act on their behalf which is entitled to any fee or commission from Seller or Blocker Seller upon consummation of the transactions contemplated by this Agreement.

7.07 No Other Representations or Warranties. Seller and Blocker Seller and their respective Affiliates are making no representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement, any Ancillary Agreement or any certificate delivered by or on behalf of Seller or Blocker Seller hereunder. It is understood that any financial estimate, forecast, projection or other prediction and all other information or materials in respect of Seller or Blocker Seller or their respective assets that have been or shall hereafter be provided by or on behalf of Seller or Blocker Seller to Acquiror or any of its Affiliates or its or their respective representatives, whether written or oral, are not, and shall not be relied upon as or deemed to be, representations and warranties of Seller, Blocker Seller or any of their respective Affiliates or representatives, except to the extent expressly provided in this Agreement, any Ancillary Agreement or any certificate delivered by or on behalf of Seller or Blocker Seller hereunder.

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Article VIII
REPRESENTATIONS AND WARRANTIES
OF ACQUIROR, HOLDINGS and MERGER SUB

Except with respect to matters set forth in the Acquiror Disclosure Schedules (it being agreed that any matter disclosed in the Acquiror Disclosure Schedules with respect to any section of this Agreement shall be deemed to have been disclosed with respect to any other section to the extent the applicability thereto is reasonably apparent from the face of such disclosure), each Acquiror Party jointly and severally represents and warrants to the Company, Seller and Blocker Seller as of the date of this Agreement as follows:

8.01 Organization. Each Acquiror Party is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has full corporate or organizational, as applicable, power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted, and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by obtaining the Acquiror Stockholder Approval, has full requisite corporate power and authority to execute, deliver, and perform this Agreement and the Ancillary Agreements to which it is a party, and to consummate the transactions contemplated hereby and thereby.

8.02 Due Authorization. The execution, delivery and performance by each Acquiror Party of this Agreement, and each Ancillary Agreement to which such Acquiror Party is a party, and the consummation by each Acquiror Party of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of such Acquiror Party and no other corporate proceedings on the part of such Acquiror Party are necessary to authorize the execution, delivery and performance of this Agreement, any Ancillary Agreements to which such Acquiror Party is a party or to consummate the Transactions, subject only, in the case of consummation of the Merger, to the receipt of the Acquiror Stockholder Approval. This Agreement has been duly executed and delivered by each of the Acquiror Parties, and (assuming due authorization, execution and delivery by the other parties hereto) this Agreement constitutes a legal, valid and binding obligation of each Acquiror Party enforceable against such Acquiror Party in accordance with its terms, except as the enforceability hereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (whether considered in a proceeding at law or in equity). When each Ancillary Agreement to which any Acquiror Party is or will be a party has been duly executed and delivered by such Acquiror Party (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Agreement will constitute a legal and binding obligation of such Acquiror Party enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (whether considered in a proceeding at law or in equity).

8.03 No Conflict. Except as set forth in Section 8.03 of the Acquiror Disclosure Schedules, assuming the Acquiror Stockholder Approval is obtained and the effectiveness of the Holdings Revised Charter, the execution, delivery, and performance by each Acquiror Party of this Agreement, and any Ancillary Agreement to which such Acquiror Party is a party, and the consummation by each Acquiror Party of the transactions contemplated hereby and thereby do not and will not, with or without the giving of notice or the lapse of time, or both, (i) conflict with or result in a violation or breach of any provision of any applicable Law or Governmental Order applicable to any Acquiror Party, (ii) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of any Acquiror Party or (iii) result in a violation or breach of, constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration or create in any party the right to accelerate, terminate or modify, or require the consent of any third party under any provision of, any Contract to which any Acquiror Party is a party or by which it may be bound, or result in the creation or imposition of any Encumbrance of any nature whatsoever upon any assets or property of any Acquiror Party; except in the case of clauses (i) and (iii) for violations that would not reasonably be expected to have an Acquiror Material Adverse Effect.

8.04 Consents. Except as set forth in Section 8.04 of the Acquiror Disclosure Schedules and for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings as may be required under the Securities Act, the Exchange Act and the HSR Act and any other applicable antitrust law, no consent,

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approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to any Acquiror Party in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions or the taking of any other action contemplated hereby and thereby.

8.05 Brokers. Except for Cantor, Fitzgerald & Co., Northland Capital Markets and Morgan Stanley & Co, LLC (each of whose fees will be paid by Acquiror), no Acquiror Party has retained any broker, finder or investment banking firm to act on their behalf which is entitled to any fee or commission from the Company, Blocker Seller or any Acquiror Party upon consummation of the transactions contemplated by this Agreement.

8.06 SEC Filings.

(a) Acquiror has filed and furnished in a timely manner all reports, schedules, forms, prospectuses and registration, proxy and other statements, in each case, required to be filed or furnished by it with or to the SEC (collectively, and in each case including all exhibits thereto and documents incorporated by reference therein, the “Acquiror SEC Documents”). As of their respective effective dates (in the case of Acquiror SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of the respective dates of the last amendment filed with the SEC (in the case of all other Acquiror SEC Documents), the Acquiror SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, each as in effect on the applicable date referred to above, applicable to such Acquiror SEC Documents, and none of the Acquiror SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The Acquiror SEC Documents contain true and complete copies of the (i) audited balance sheets as of December 31, 2019 and December 31, 2018, and statements of operations, cash flows and changes in stockholders’ equity of Acquiror for the years ended December 31, 2019 and 2018 and for the period commencing on March 20, 2017 through December 31, 2017, together with the auditor’s report thereon, and (ii) unaudited balance sheets and statements of operations, cash flows and changes in stockholders’ equity of Acquiror for the periods ended March 31, 2020 and June 30, 2020 ((i) and (ii) together, the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Documents, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror as at the respective dates thereof, and the results of operations and cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(c) (i) Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) and such disclosure controls and procedures are designed to ensure that material information relating to Acquiror is made known to Acquiror’s principal executive officer and its principal financial officer by others within Acquiror, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared and (ii) Acquiror has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP.

(d) There are no liabilities of any Acquiror Party, whether fixed, contingent or otherwise, other than liabilities (i) disclosed and provided for in the balance sheet included in the Form 10-Q filed by Acquiror for the quarter ended June 30, 2020, (ii) incurred in the ordinary course of business since June 30, 2020, (iii) incurred in connection with the transactions contemplated by this Agreement or (iv) which are not material, individually or in the aggregate, to Acquiror. There are no “off balance sheet arrangements” as defined in Item 303 of Regulation S-K under the Securities Act involving Acquiror. Except as set forth in Section 8.06(d) of the Acquiror Disclosure Schedules, no Acquiror Party has any Indebtedness.

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(e) Since June 30, 2020, (i) Acquiror has not received any complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Acquiror or its internal accounting controls, including any compliant, allegation, assertion or claim that Acquiror has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Acquiror has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Acquiror or its officers, directors or employees to the board of directors of Acquiror or any committee thereof or to any director or officer of Acquiror pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act of 2002.

8.07 Capitalization.(a)

(a) As of the date of this Agreement, the authorized capital stock of Acquiror consists of 85,000,000 shares of Acquiror Class A Common Stock, of which 35,430,000 shares are outstanding; 15,000,000 shares of Acquiror Class B Common Stock, of which 8,857,500 shares are outstanding; 1,000,000 shares of preferred stock, par value $0.0001 per share, none of which are outstanding; and warrants to purchase 17,715,000 shares of Acquiror Class A Common Stock, all of which are issued and outstanding. All shares of Acquiror Common Stock are validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. Except as set forth in this Section 8.07(a), there are no outstanding shares of capital stock of or other voting securities or ownership interests in Acquiror.

(b) As of the date of this Agreement and as of immediately prior to the Merger, the authorized capital stock of Holdings consists of 1,000 shares of Holdings Common Shares. There are no outstanding shares of capital stock of or other voting securities or ownership interests in Holdings. Section 8.07(b) of the Acquiror Disclosure Schedules sets forth the directors and officers of Holdings.

(c) Holdings owns all of the issued and outstanding shares of capital stock (or other securities) of Merger Sub. Except as described in the Acquiror SEC Documents, there are no outstanding securities convertible into, exchangeable for or carrying the right to acquire equity securities of any Acquiror Party, or subscriptions, warrants, options, rights (including preemptive rights), stock appreciation rights, phantom stock interests, or other arrangements or commitments obligating any Acquiror Party to issue or dispose of any of its respective equity securities or any ownership interest therein. The consummation of the transactions contemplated hereby will not cause any Encumbrances to be created or suffered on the capital stock of any Acquiror Party, other than Encumbrances created by the Company. Except as described in the Acquiror SEC Documents, there are no existing agreements, subscriptions, options, warrants, calls, commitments, trusts (voting or otherwise), or rights of any kind whatsoever between any Acquiror Party, on the one hand and any Person on the other hand with respect to the capital stock of any Acquiror Party, including Merger Sub. Neither Acquiror nor Merger Sub owns, directly or indirectly, any stock or other equity interest of any other Person.

(d) The Holdings Common Shares to be issued pursuant to this Agreement, assuming the Acquiror Stockholder Approval is obtained and the effectiveness of the Holdings Revised Charter and Form S-4, will, upon issuance, be duly authorized, validly issued, fully paid and non-assessable.

(e) Except as described in the Acquiror SEC Documents, there are no outstanding contractual obligations of any Acquiror Party to repurchase, redeem or otherwise acquire any capital stock of or other equity interests in any Acquiror Party. All distributions, dividends, repurchases and redemptions in respect of the capital stock (or other equity interests) of Acquiror were undertaken in compliance with Acquiror’s charter documents then in effect, any agreement to which Acquiror is a party (as disclosed in the Acquiror SEC Documents) and in compliance with applicable Law.

8.08 Litigation. There is no Legal Proceeding pending or, to Acquiror’s Knowledge, threatened, against any Acquiror Party at law, in equity or otherwise, or in, before, or by, any Governmental Authority. There are no material judgments or outstanding orders, injunctions, decrees, stipulations or awards against any Acquiror Party.

8.09 Compliance with Laws. The business of each of the Acquiror Parties has been conducted in all material respects in accordance with all applicable Laws. No Acquiror Party has received any written notice of any violation of Law.

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8.10 Nasdaq Listing. Since November 20, 2018, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. The Acquiror Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq. There is no Legal Proceeding pending or, to Acquiror’s Knowledge, threatened against any Acquiror Party by Nasdaq, the SEC or the Financial Industry Regulatory Authority to prohibit, suspend or terminate the listing of the Acquiror Common Stock on Nasdaq. No Acquiror Party has taken any action designed to terminate the registration of Acquiror Common Stock.

8.11 Pro Forma Capitalization of Holdings. Section 8.11 of the Acquiror Disclosure Schedules sets forth the pro forma capitalization of Holdings after giving effect to the Transactions (assuming all such transactions are consummated in accordance with the terms thereof and without giving effect to any Acquiror Common Stockholder Redemption Election). Except as set forth in Section 8.11 of the Acquiror Disclosure Schedules or in the Acquiror SEC Documents, immediately following the Closing, no Acquiror Party will have outstanding securities convertible into, exchangeable for or carrying the right to acquire equity securities of any Acquiror Party, or subscriptions, warrants, options, rights (including pre-emptive rights), stock appreciation rights, phantom stock interests or other arrangements or commitments obligating any Acquiror Party to issue or dispose of any of its respective equity securities or any other ownership interest in any Acquiror Party.

8.12 Transactions with Related Parties. Except as set forth in Section 8.12 of the Acquiror Disclosure Schedules, there are no transactions, agreements, arrangements or understandings between Acquiror, on the one hand, and any director, officer or stockholder (or Affiliate thereof) of Acquiror, on the other hand, either (a) currently in effect or (b) that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

8.13 Board Approval; Stockholder Vote. The board of directors of each Acquiror Party (including any required committee or subgroup of the board of directors of each such Person) has unanimously (a) approved and declared the advisability of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, and (b) determined that the consummation of the transactions contemplated hereby and thereby are in the best interests of each Acquiror Party (as applicable) and the stockholders of such Acquiror Party (as applicable). Other than the approval of the Voting Matters, no other corporate proceedings on the part of any Acquiror Party are necessary to approve the consummation of the transactions contemplated hereby.

8.14 Trust Account. Acquiror has made available to the Company a true, correct and complete copy of the fully executed Investment Management Trust Agreement (the “Trust Agreement”), dated as of November 15, 2018, by and between Acquiror and Continental Stock Transfer & Trust Company, a New York corporation (the “Trustee”). Acquiror has at least $353,478,781 in the account established by Acquiror for the benefit of certain stockholders of Acquiror and the underwriter of Acquiror’s initial public offering (the “Trust Account”), with such funds invested in government securities or money market funds meeting certain conditions pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and, to Acquiror’s Knowledge, the Trustee, enforceable in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and (except for the Trust Agreement) there are no agreements, contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Acquiror SEC Documents to be inaccurate or (ii) entitle any Person (other than (A) the underwriter of Acquiror’s initial public offering and (B) holders of Acquiror Common Stock who have elected to redeem their Acquiror Common Stock in accordance with the Acquiror’s charter documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released, except to pay income and franchise taxes from any interest earned in the Trust Account and to redeem Acquiror Common Stock in accordance with the provisions of Acquiror’s charter documents. There is no Legal Proceeding pending, or to Acquiror’s Knowledge, threatened with respect to the Trust Account.

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8.15 Information Supplied. The information relating to the Acquiror Parties furnished by or on behalf of the Acquiror Parties in writing for inclusion in the Proxy Statement/Prospectus will not, as of the date of mailing of the Proxy Statement/Prospectus to the holders of Acquiror Common Stock or at the time of the Acquiror Stockholders’ Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, except for any change disclosed in writing by or on behalf of Acquiror to the Company or its counsel prior to such mailing date pursuant to Section 9.07 hereof. Notwithstanding the foregoing, the Acquiror Parties make no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by the Company Entities for inclusion or incorporation by reference in the Proxy Statement/Prospectus, or (b) any projections or forecasts included in the Proxy Statement/Prospectus.

8.16 Financial Capability. The amounts to be contributed to Acquiror from the Trust Account together with the PIPE Investment Amount constitute all of the financing required for the consummation of the transactions contemplated by this Agreement and are sufficient to permit Acquiror to fund the Closing Aggregate Cash Consideration. The obligations of Acquiror under this Agreement are not subject to any conditions regarding Acquiror’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

8.17 Taxes. Except as set forth in Section 8.17 of the Acquiror Disclosure Schedules:

(a) All income and other material Tax Returns required to be filed by the Acquiror Parties have been timely filed (giving effect to all extensions). Such Tax Returns are true, complete and correct in all material respects. All material Taxes due and owing by the Acquiror Parties (whether or not shown on any Tax Return) have been timely paid.

(b) The Acquiror Parties have withheld and paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, agent, creditor, customer, shareholder or other party, and complied in all material respects with all information reporting and backup withholding provisions of applicable Law.

(c) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Acquiror Parties, which extension or waiver is still in effect.

(d) All deficiencies asserted, or assessments made, against any Acquiror Parties as a result of any completed examinations by any Tax Authority have been fully paid.

(e) No Acquiror Party is a party to any Legal Proceeding by any Tax Authority. There is no pending or threatened Legal Proceedings against any Acquiror Party by any Tax Authority.

(f) There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon the assets of any Acquiror Party.

(g) No Acquiror Party is a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (excluding any agreement entered into in the ordinary course of business, the primary purpose of which is not related to Taxes).

(h) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any Tax Authority with respect to any Acquiror Party.

(i) No Acquiror Party has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than a group of which the common parent is or was an Acquiror Party). No Acquiror Party has any Liability for Taxes of any Person (other than a Person that is a member of a group of which any Acquiror Party is or was the common parent) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor or by contract.

(j) No Acquiror Party has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

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(k) No Acquiror Party is or has been a party to, or a promoter of, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(l) No Acquiror Party has taken, or agreed to take, any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Transactions, taken together, from qualifying for the Intended Tax Treatment.

8.18 Organization of Merger Sub and Holdings. Each of Merger Sub and Holdings was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the other transactions contemplated by this Agreement.

8.19 PIPE Investment. Acquiror has delivered to the Company true, correct and complete copies of each of the Subscription Agreements entered into by Acquiror with the applicable investors named therein (collectively, the “PIPE Investors”), pursuant to which the PIPE Investors have committed to provide equity financing to Acquiror solely for purposes of consummating the Transactions in the aggregate amount of $250,000,000 (the “PIPE Investment Amount”). To the knowledge of Acquiror, with respect to each PIPE Investor, the Subscription Agreement with such PIPE Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Acquiror. Each Subscription Agreement is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, each PIPE Investor. The Subscription Agreements provide that the Company is a party thereto and is entitled to enforce such agreements against the PIPE Investor. There are no other agreements, side letters, or arrangements between Acquiror and any PIPE Investor relating to any Subscription Agreement that could affect the obligation of such PIPE Investors to contribute to Acquiror the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreement of such PIPE Investor. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror under any material term or condition of any Subscription Agreement and, as of the date hereof, Acquiror has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Ancillary Agreements) to the obligations of the PIPE Investors to contribute to Acquiror the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein.

8.20 Sponsor Agreement. Acquiror has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Acquiror. The Sponsor Agreement is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, each other party thereto and neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror under any material term or condition of the Sponsor Agreement.

8.21 Disclaimer of Other Warranties. EACH ACQUIROR PARTY HEREBY ACKNOWLEDGES THAT (A) NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO ANY ACQUIROR PARTY, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY TO THE ACQUIROR PARTIES IN THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY CERTIFICATE DELIVERED BY OR ON BEHALF OF THE COMPANY HEREUNDER AND (B) OTHER THAN AS EXPRESSLY MADE BY THE COMPANY TO THE ACQUIROR PARTIES IN THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY CERTIFICATE DELIVERED BY OR ON BEHALF OF THE COMPANY HEREUNDER, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO ANY ACQUIROR PARTY, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES

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OR ANY OTHER PERSON, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO ACQUIROR OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. EACH OF ACQUIROR PARTY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY CERTIFICATE DELIVERED BY OR ON BEHALF OF THE COMPANY HEREUNDER. EACH ACQUIROR PARTY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH ACQUIROR PARTY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY CERTIFICATE DELIVERED BY OR ON BEHALF OF THE COMPANY HEREUNDER.

8.22 No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY CERTIFICATE DELIVERED BY OR ON BEHALF OF ANY ACQUIROR PARTY HEREUNDER, NO ACQUIROR PARTY MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, WITH RESPECT TO ANY ACQUIROR PARTY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO.

Article IX
CERTAIN COVENANTS OF THE COMPANY PARTIES

9.01 Inspection. From the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, subject to applicable Law, the Company shall: (i) permit each Acquiror Party and their respective advisers and other representatives to have reasonable access to the Company’s properties and facilities, books and records, Contracts and other documents and data related to the Company Entities; and (ii) furnish, or cause to be furnished, to Acquiror any financial and operating data and other information (including Tax information) with respect to any Company Entity as Acquiror shall from time to time reasonably request; provided, however, that any such access or furnishing of information shall be (x) upon no less than two Business Days prior written notice from Acquiror to the Company and (y) conducted at Acquiror’s sole cost and expense, during normal business hours and in such a manner as not to interfere unreasonably with the normal operations of each of the Company Entities. No information provided to or obtained by Acquiror pursuant to this Section 9.01 shall limit or otherwise affect the remedies available hereunder to Acquiror, or act as a waiver or otherwise affect the representations or warranties of the Company in this Agreement. All information provided to or obtained by Acquiror heretofore or hereafter, including pursuant to this Section 9.01 or pursuant to the Company Disclosure Schedules, shall be held in confidence by Acquiror in accordance with and subject to the terms of the Confidentiality Agreement, dated July 7, 2020, between Acquiror and Seller (the “Confidentiality Agreement”) and nothing herein shall modify or limit the obligations of Acquiror set forth therein. Notwithstanding anything herein to the contrary, the Company shall not be required to take any action, provide any access or furnish any information that the Company in good faith reasonably believes would be reasonably likely to (A) cause or constitute a waiver of the attorney-client or other privilege or (B) violate any Contract to which the Company or any Company Entity is a party or bound, provided, that the parties agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishing in a manner that does not result in the events set out in clauses (A) and (B) above.

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9.02 Conduct of Business.

(a) From the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, except as otherwise provided in this Agreement, required by Law, consented to in writing by Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed) or as set forth in Section 9.02 of the Company Disclosure Schedules, the Company shall use commercially reasonable efforts to, and shall cause each Company Entity to use commercially reasonable efforts to, (i) operate the Business in all material respects in the ordinary course of business consistent with past practice (including, for the avoidance of doubt, recent past practice in light of COVID-19) and (ii) preserve their respective properties, business, operations, organization (including officers and employees), goodwill and relationships with suppliers, customers, agents, lenders, regulators and any other Persons having a material business relationship with any Company Entity and to maintain in full force and effect the Insurance Policies, subject to variations required in the ordinary course of business (the “Ordinary Course Requirement”). Without limiting the foregoing, from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, the Company shall not, and shall cause each other Company Entity not to, take or permit any action described in Section 5.07(b) to occur (the “Specified Actions”).

(b) Notwithstanding anything to the contrary in this Section 9.02, (i) no action taken by the Company Entities with respect to the Specified Actions shall be deemed a breach of the Ordinary Course Requirements unless such action would constitute a breach of one or more of the Specified Actions, (ii) the Company Entities’ failure to take any action prohibited by the Specified Actions will not be a breach of the Ordinary Course Requirements, (iii) the Company Entities may undertake the Pre-Closing Restructuring and (iv) any reasonable good faith action taken, or omitted to be taken, by any of the Company Entities in relation to the COVID-19 Pandemic that is outside the ordinary course of business shall not be deemed to be a breach of Section 9.02, require the consent of Acquiror, or serve as a basis for Acquiror to terminate this Agreement or assert that any of the conditions to the Closing herein have not been satisfied, but the applicable Company Entity shall notify Acquiror in writing (email shall suffice) prior to taking any such action to the extent reasonably practicable. During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each of the parties hereto shall not, and shall cause its respective Affiliates not to, take any action that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

9.03 Further Assurances.

(a) Each party hereto shall, as promptly as reasonably practicable, (i) make, or cause to be made, all filings and submissions required under any applicable Law to consummate the transactions contemplated hereunder (including those under the HSR Act); and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Agreements. In the case of any filings required under the HSR Act, each party shall make such filings in no event later than 10 Business Days from the execution of this Agreement, and any filing fees associated therewith shall be paid by Acquiror. Each party shall use reasonable best efforts to cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. Each party agrees not to extend any waiting period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party not to be unreasonably withheld, conditioned or delayed.

(b) Subject to the terms and conditions set forth herein and to applicable Law, the Company and Acquiror shall cooperate and use their respective reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 5.02 and Section 5.03 of the Company Disclosure Schedules.

(c) Without limiting the generality of the parties’ undertakings pursuant to subsections (a) and (b) above, each of the parties hereto shall use its reasonable best efforts to (i) respond to any inquiries by any Governmental Authority as promptly as practicable regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any Ancillary Agreement; and (ii) in the event any Governmental Order adversely affecting the ability of the parties to consummate the transactions contemplated

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by this Agreement or any Ancillary Agreement has been issued, to have such Governmental Order vacated or lifted. No party shall, and each party shall cause its controlled Affiliates not to, directly or indirectly enter into any merger, acquisition or joint venture or agreement to effect any merger, acquisition or joint venture that would reasonably be expected to make it materially more difficult, or to materially increase the time required to obtain all consents, authorizations, orders and approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement.

(d) To the extent reasonably practicable and upon request, all material analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between the Company and Governmental Authorities in the ordinary course of business unrelated to the transactions contemplated hereunder, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall, to the extent not prohibited by applicable Law, give notice to the other party with respect to any meeting, discussion, appearance, contact, or any material communication with any Governmental Authority or the staff or regulators of any Governmental Authority in connection with the transactions contemplated hereunder, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

9.04 Public Announcements. Except as otherwise provided herein, the timing and content of all public announcements regarding any aspect of this Agreement, the Transactions and the other transactions contemplated hereby, whether to the financial community, Governmental Authorities, the general public or otherwise shall be mutually agreed upon in advance by the Company and Acquiror; provided, however, that each party hereto may make any such announcement which, based on advice of counsel, is required by applicable Law. Notwithstanding the foregoing, each party shall use its reasonable best efforts to consult with the other parties prior to any such announcement to the extent practicable, and shall in any event promptly provide the other parties hereto with copies of any such announcement. This Section 9.04 shall not apply to communications by any party to its counsel, accountants or other advisors or, if the substance of such communication would not reasonably be expected to require Acquiror to file a Form 8-K and/or make a disclosure under Regulation FD promulgated under the Exchange Act, to employees.

9.05 Forms of Consents and Waivers. Any consents, waivers, approvals and notices necessary, proper or advisable to consummate the transactions described herein shall be in form and substance reasonably satisfactory to Seller and Acquiror, and executed counterparts of any consents, waivers and approvals shall be delivered to the other party as promptly as reasonably practicable after receipt thereof, and copies of such notices shall be delivered to the other party as promptly as reasonably practicable after the making thereof. Except with respect to costs that constitute Company Transaction Expenses or Acquiror Transaction Expenses (which such expenses will be handled as otherwise set forth in this Agreement), any costs incurred as payments to any Person with respect to such consents, waivers, approvals and notices shall be borne by the party seeking such consents, waivers, approvals or notices. In the event the Closing does not occur, any such costs shall be borne by the Person incurring such costs.

9.06 Director & Officer Indemnification.

(a) Prior to the Closing, the Company shall use commercially reasonable efforts to obtain, in consultation with Acquiror, and pay for a “tail” officers’ and directors’ liability insurance policy with a claims period of six (6) years from the Effective Time with at least the same coverage and amount and containing terms and conditions that are, in the aggregate, not less advantageous to the directors and officers of the Company as the Company’s existing policies with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement) (the “D&O Tail Policy”). Acquiror shall bear the cost of the D&O Tail Policy as an Acquiror Transaction Expense, provided, that (i) Acquiror shall not be responsible for an amount in excess of 300% of the annual premium currently paid by the Company for its existing officers’ and directors’ liability insurance policy. During the term of the D&O Tail Policy, Holdings shall not (and shall cause the Surviving Company

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not to) take any action following the Closing to cause the D&O Tail Policy to be cancelled or any provision therein to be amended or waived and (ii) if any claim is asserted or made within such six year period, any insurance required to be maintained under this Section 9.06 shall be continued in respect of such claim until the final disposition thereof.

(b) From and after the Effective Time, Holdings shall, indemnify, defend and hold harmless, as set forth as of the date hereof in the organizational documents of the Company and its Subsidiaries and to the fullest extent permitted under applicable Law, any individual who, at or prior to the Effective Time, was a director, officer, employee or agent of the Company or any of its Subsidiaries or who, at the request of the Company or any of its Subsidiaries, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, the “Indemnified Persons”) with respect to all acts and omissions arising out of such individuals’ services as officers, directors, employees or agents of the Company or any of its Subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees of the Company or any of its Subsidiaries, occurring at or prior to the Effective Time, including the execution of, and the transactions contemplated by, this Agreement. Without limitation of the foregoing, in the event that any such Indemnified Person is or becomes involved, in any capacity, in any action, proceeding or investigation in connection with any matter for which indemnification is available pursuant to the foregoing sentence, including the transactions contemplated by this Agreement, Holdings, from and after the Effective Time, shall pay, as incurred, such Indemnified Person’s legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, within thirty (30) days after any request for advancement (including attorneys’ fees which may be incurred by any Indemnified Person in enforcing this Section 9.06), subject to receipt of an undertaking from such Indemnified Person to repay such advancement if such Indemnified Person is ultimately determined to not be entitled to indemnification hereunder.

(c) Notwithstanding any other provisions hereof, the obligations of the Company, Holdings and Acquiror contained in this Section 9.06 shall be binding upon the successors and assigns of the Company, Holdings and Acquiror. In the event the Company, Holdings or Acquiror, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of the Company, Holdings or Acquiror, as the case may be, honor the indemnification and other obligations set forth in this Section 9.06.

(d) On the Closing Date, Holdings shall enter into customary indemnification agreements reasonably satisfactory to Seller with the individuals set forth on Section 9.06(d) of the Company Disclosure Schedules, which indemnification agreements shall continue to be effective following the Closing.

(e) This Section 9.06 shall survive the consummation of the Transactions, is intended to benefit, and shall be enforceable by each Indemnified Person and their respective successors, heirs and representatives, and shall not be amended in any manner that is adverse to an Indemnified Person without the prior written consent of Seller.

9.07 Proxy Statement; Acquiror Stockholders’ Meeting.

(a) As promptly as reasonably practicable, but in no event more than five (5) Business Days, after the date of this Agreement, Acquiror and Holdings shall, in consultation with the Company, prepare and file with the SEC the Form S-4, which shall include the Proxy Statement/Prospectus, for the purposes of (i) registering under the Securities Act the Holdings Common Shares issuable hereunder, (ii) providing Acquiror’s stockholders with the opportunity to redeem their Acquiror Class A Common Stock in connection with the Transactions and (iii) soliciting proxies from Acquiror Stockholders to obtain the requisite approval of the transactions contemplated hereby and the other matters to be voted on at a meeting of the holders of Acquiror Common Stock to be called and held for such purpose (the “Acquiror Stockholders’ Meeting”). As promptly as reasonably practicable after the execution of this Agreement, Acquiror and Holdings shall, in consultation with the Company, prepare and file any other filings required under, and in accordance with, the Exchange Act, the Securities Act, the applicable NASDAQ listing rules or any other Laws relating to the transactions contemplated hereby (collectively, the “Other Filings”). Holdings or Acquiror, as applicable, shall notify the Company promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other Governmental Authority for amendments or supplements to the Form S-4 or the

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Proxy Statement/Prospectus or any Other Filing or for additional information. As promptly as practicable after receipt thereof, Holdings or Acquiror, as applicable, shall provide the Company and its counsel with copies of all written correspondence between Holdings, Acquiror or any of their representatives, on the one hand, and the SEC, or its staff or other government officials, on the other hand, with respect to the Form S-4 or the Proxy Statement/Prospectus or any Other Filing. Holdings and Acquiror shall permit the Company and its counsel to review the Form S-4, the Proxy Statement/Prospectus and any exhibits, amendments or supplements thereto and shall consult with the Company and its advisors, in good faith, concerning any comments from the SEC with respect thereto, and shall reasonably consider and take into account the reasonable suggestions, comments or opinions of the Company and its advisors, and shall not file the Form S-4 or the Proxy Statement/Prospectus or any exhibits, amendments or supplements thereto or any response letters to any comments from the SEC without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that Holdings or Acquiror, as applicable, shall be permitted to make such filing or response in the absence of such consent if the basis of the Company’s failure to consent is the Company’s unwillingness to permit the inclusion in such filing or response of information that, based on the advice of outside counsel to Acquiror, is required by the SEC and United States securities Laws to be included therein. Whenever any event occurs which would reasonably be expected to result in the Form S-4 or Proxy Statement/Prospectus containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, Holdings, Acquiror or the Company, as the case may be, shall promptly inform the other parties of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Acquiror, an amendment or supplement to the Form S-4 or Proxy Statement/Prospectus.

(b) The Proxy Statement/Prospectus will be sent to the Acquiror Stockholders as soon as practicable following the SEC Clearance Date (but in any event, within three (3) Business Days following such date) for the purpose of soliciting proxies from holders of Acquiror Common Stock to vote at the Acquiror Stockholders’ Meeting in favor of: (i) the adoption of this Agreement and the approval of the Merger and other transactions contemplated hereby; (ii) approval of material differences between the Holdings Revised Charter and the Certificate of Incorporation; (iii) approval of the Holdings equity compensation plan in the form attached hereto as Exhibit F, which provides for 8,800,000 Holdings Common Shares to be reserved for issuance (the “Holdings Equity Compensation Plan”), (iv) approval of any matters as agreed by Acquiror and the Company and (v) the adjournment of the Acquiror Stockholders’ Meeting (the matters described in clauses (i) through (v), shall be referred to as the “Voting Matters” and approval of the Voting Matters by the Acquiror Stockholders at the Acquiror Stockholders’ Meeting or any postponement or adjournment thereof shall be referred to as the “Acquiror Stockholder Approval”). Acquiror shall keep the Company reasonably informed regarding all matters relating to the Voting Matters and the Aquiror Stockholders’ Meeting, including by promptly furnishing any voting or proxy solicitation reports received by Acquiror in respect of such matters and similar updates regarding any redemptions.

(c) The Company shall provide Acquiror and Holdings, as promptly as reasonably practicable, with such information concerning the Company Entities as may be necessary for the information concerning the Company Entities in the Form S-4, the Proxy Statement/Prospectus and the Other Filings to comply with all applicable provisions of and rules under the Securities Act, the Exchange Act and the DGCL in connection with the preparation, filing and distribution of the Proxy Statement/Prospectus, the solicitation of proxies thereunder, the calling and holding of the Acquiror Stockholders’ Meeting and the preparation and filing of the Other Filings. The information relating to the Company Entities furnished by or on behalf of the Company Entities for inclusion in the Form S-4 and the Proxy Statement/Prospectus will not, as of the date of mailing of the Proxy Statement/Prospectus to the holders of Acquiror Common Stock, as of the Effective Date or at the time of the Acquiror Stockholders’ Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading. Without limiting the foregoing, Acquiror and Holdings shall use their reasonable best efforts to ensure that the Form S-4 and Proxy Statement/Prospectus do not, as of the date on which the Proxy Statement/Prospectus is distributed to the holders of Acquiror Common Stock, as of the Effective Date, and as of the date of the Acquiror Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which

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they were made, not misleading (provided that Acquiror and Holdings shall not be responsible for the accuracy or completeness of any information relating to the Company or any other information furnished in writing by any Company Entity for inclusion in the Form S-4 or Proxy Statement/Prospectus).

(d) With respect to any Acquiror Stockholder outreach in connection with the Acquiror Stockholders’ Meeting, the Company Entities shall use their commercially reasonable efforts to provide to Acquiror, and the Company Entities shall use their commercially reasonable efforts to cause their Affiliates and Representatives, including legal and accounting representatives, to provide to Acquiror, all cooperation reasonably requested by Acquiror that is customary in connection with Acquiror Stockholder outreach for the Acquiror Stockholders’ Meeting, which commercially reasonable efforts shall include, among other things, (i) furnishing Acquiror reasonably promptly following Acquiror’s request, with information reasonably available to it regarding the Company Entities (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company Entities) customary for such outreach activities, (ii) causing each of their Representatives with appropriate seniority and expertise to participate in a reasonable number of virtual meetings (including customary one-on-one virtual meetings), presentations and due diligence sessions and drafting sessions in connection with such outreach activities, (iii) assisting with the preparation of marketing materials and similar documents required in connection with any such outreach activities, (iv) providing reasonable assistance to Acquiror in connection with the preparation of pro forma financial information to be included in any marketing materials to be used in any outreach activities, and (v) cooperating with requests for due diligence to the extent customary and reasonable.

(e) Subject to the fiduciary duties of its board of directors (i) Acquiror shall include in the Proxy Statement the unanimous recommendation of its board of directors that the holders of Acquiror Common Stock vote in favor of the adoption of this Agreement and the approval of the Merger and the other Voting Matters, and shall otherwise take all lawful action to solicit and obtain the Acquiror Stockholder Approval and (ii) neither Acquiror’s board of directors nor any committee thereof shall withdraw or modify, or publicly propose or resolve to withdraw or modify in a manner adverse to the Company, the recommendation of Acquiror’s board of directors that the Acquiror Stockholders vote in favor of the Voting Matters.

9.08 Form 8-K Filings. Acquiror and the Company shall cooperate in good faith with respect to the preparation of, and as promptly as practicable after the execution of this Agreement, Acquiror shall file with the SEC, a Current Report on Form 8-K to report the execution of this Agreement. Holdings, Acquiror and the Company shall cooperate in good faith with respect to the preparation of, and at least five (5) days prior to the Closing, Holdings shall prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the required pro forma financial statements and the historical financial statements prepared by the Company and its accountant (the “Transaction Form 8-K”). Prior to Closing, Holdings, Acquiror and the Company shall prepare the press release announcing the consummation of the transactions contemplated hereby (the “Press Release”). Simultaneously with the Closing, Holdings shall file the Transaction Form 8-K with the SEC and distribute the Press Release.

9.09 Exclusivity.

(a) Exclusivity Obligations of the Company.

(i) From the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, the Company shall not, and shall not authorize or permit any of its Affiliates (including the Company unitholders) or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a Company Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Company Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a Company Acquisition Proposal. The Company shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, a Company Acquisition Proposal. For purposes hereof, “Company Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Acquiror or any of its Affiliates) concerning (i) a merger, consolidation, liquidation,

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recapitalization, share exchange or other business combination transaction involving any Company Party; (ii) the issuance or acquisition of shares of capital stock or other equity securities of any Company Party; or (iii) the sale, lease, exchange or other disposition of all or substantially all of any Company Entity’s properties or assets.

(ii) In addition to the other obligations under this Section 9.09(a), the Company shall promptly (and in any event within three (3) Business Days after receipt thereof by the Company or its representatives) advise Acquiror orally and in writing of any Company Acquisition Proposal, any request for information with respect to any Company Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in a Company Acquisition Proposal, the material terms and conditions of such request, Company Acquisition Proposal or inquiry, and the identity of the Person making the same.

(iii) The Company agrees that the rights and remedies for noncompliance with this Section 9.09(a) shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Acquiror and that money damages would not provide an adequate remedy to Acquiror.

(b) Exclusivity Obligations of Acquiror Parties.

(i) From the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, each Acquiror Party shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquiror Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquiror Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquiror Acquisition Proposal. Each Acquiror Party shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquiror Acquisition Proposal. For purposes hereof, “Acquiror Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than the Company or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving any Acquiror Party; (ii) the issuance or acquisition of shares of capital stock or other equity securities of any Acquiror Party; or (iii) the sale, lease, exchange or other disposition of all or substantially all of any Acquiror Party’s properties or assets.

(ii) In addition to the other obligations under this Section 9.09(b), each Acquiror Party shall promptly (and in any event within three (3) Business Days after receipt thereof by Acquiror or its representatives) advise the Company orally and in writing of any Acquiror Acquisition Proposal, any request for information with respect to any Acquiror Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquiror Acquisition Proposal, the material terms and conditions of such request, Acquiror Acquisition Proposal or inquiry, and the identity of the Person making the same.

(iii) Each Acquiror Party agrees that the rights and remedies for noncompliance with this Section 9.09(b) shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Company Parties and that money damages would not provide an adequate remedy to the Company Parties.

9.10 Trust Account.

(a) At the Closing, Acquiror shall take all actions necessary, and shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (i) the redemption of any shares of Acquiror Class A Common Stock in connection with the Transactions in accordance with the terms set forth in the Proxy Statement/Prospectus; (ii) the payment of the Deferred

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Underwriting Fees; (iii) the payment of the Available Closing Date Trust Cash; (iv) the payment of expenses to the third parties to which they are owed and (v) the balance of the assets in the Trust Account, after payment of the amounts required under subsections (i), (ii), (iii) and (iv), to be disbursed to Acquiror.

(b) Notwithstanding anything else in this Agreement, the Company acknowledges that it has received a copy of the Prospectus and understands that Acquiror has established the Trust Account and that, except for a portion of the interest earned on the amounts held in the Trust Account, Acquirors may disburse monies from the Trust Account only: (i) to the Public Stockholders (as defined in the Prospectus) in the event they elect to redeem their public shares in connection with the consummation of a Business Combination (as defined in the Prospectus), (ii) to the Public Stockholders if Acquiror liquidates or fails to consummate a Business Combination within 24 months from the closing date of Acquiror’s initial public offering or (iii) to Acquiror after or concurrently with the consummation of a Business Combination. Each Company Party hereby agrees, on behalf of the Company, its Subsidiaries, and their respective officers, directors, managers, shareholders, members, partners, affiliates, agents and other representatives (collectively, “Representatives”), that the Company Parties and their respective Representatives do not have (other than their rights upon the Closing) any right, title, interest or claim of any kind in or to any monies in the Trust Account (each, a “Claim”) and hereby waive any Claim prior to Closing they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Acquiror and will not prior to Closing seek recourse against the Trust Account for any reason whatsoever; provided that (x) nothing herein shall serve to limit or prohibit, each Company Party’s and their respective Representatives’ right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account or for specific performance or other equitable relief (including a claim for Acquiror to specifically perform its obligations under this Agreement and a claim for Acquiror to specifically perform its obligations under the Trust Agreement, including distribution of funds from the Trust Account upon the Closing in accordance with the terms of this Agreement), and (y) nothing herein shall serve to limit or prohibit any claims that the Company Parties or their respective Representatives may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds). This Section 9.10(b) shall survive the termination of this Agreement and will not expire and may not be altered in any way prior to the Closing without the express written consent of Acquiror.

9.11 Tax Matters.

(a) Responsibility for Filing Tax Returns. The parties agree that for income tax purposes (i) the Company shall make an election under Code Section 754 (and any corresponding state Tax election) for its first taxable year and (ii) to the extent permitted by applicable Tax Law, the first taxable year of the Company shall begin on the day immediately following the Closing Date, and Holdings and its Affiliates shall not, and shall cause the Company to not, take any action, or permit any action to be taken, that may prevent this result. In the event the Company is required to file any Pass-Through Income Tax Return for a Tax period that includes the Closing Date (a “Straddle Return”), Holdings shall prepare or cause to be prepared and timely file or cause to be timely filed such Straddle Return. In preparing any such Straddle Returns (i) items of taxable income, gain, loss, deduction and credit of the Company for such Straddle Period shall be allocated using the “closing of the books” method (as described in Treasury Regulations Section 1.706-1(c)) as of the end of the Closing Date, (ii) the Company shall deduct the Company Transaction Expenses to the maximum extent permitted by Law and shall allocate any such deductions to the portion of such Straddle Period ending on the Closing Date pursuant to Section 706 of the Code, and (iii) seventy percent (70%) of any success-based fees shall be deducted in accordance with Rev. Proc. 2011-29. At least thirty (30) days prior to the due date for filing such Straddle Returns, Holdings shall deliver drafts to Seller of any such Straddle Returns for Seller’s review and consent. Holdings shall cause such Straddle Returns to reflect any reasonable comments of Seller to the extent such comments relate to a Pre-Closing Tax Period.

(b) Filing and Amendment of Tax Returns. Without the prior written consent of Seller, Holdings shall not, and shall cause its Subsidiaries to not: (i) except as set forth in Section 9.11(a), file or amend any Pass-Through Income Tax Return of any Company Entity relating to any Pre-Closing Tax Period, (ii) engage in any voluntary disclosure or similar process or initiate communications with any Tax authority with respect to Taxes of any Company Entity attributable to a Pass-Through Income Tax Return for a Pre-Closing Tax Period, (iii) extend or waive, or cause to be extended or waived, or permit any Company Entity to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pass-Through

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Income Tax Return for a Pre-Closing Tax Period, (iv) make or change any Tax election or accounting method relating to any Pass-Through Income Tax Return that has retroactive effect to any Pre-Closing Tax Period or (v) with respect to any audit or other examination by a Tax Authority of a Pass-Through Income Tax Return that relates in whole or in part to a Pre-Closing Tax Period, make an election under Section 6226 of the Code or under Treasury Regulations Section 301.6227-2(c) (in each case, or any similar or successor provision of Tax Law in any jurisdiction), or elect under Section 6226(b)(4)(A)(ii)(I) or Treasury Regulations Section 301.6226-3(e)(3) to furnish statements to Seller or its direct or indirect members for the “reviewed year” (as defined in Section 6225(d)(1) of the Code), or make any similar election under any similar or successor provision of Tax Law in any jurisdiction. Holdings shall not, and shall cause the Company and any Subsidiary that is a pass-through entity for U.S. federal income tax purposes not to, take any action outside the ordinary course of business and not contemplated by this Agreement on the Closing Date after the Closing.

(c) Cooperation. Following the Closing, Holdings shall, and shall cause its Subsidiaries to, cooperate, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit or other Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit or other Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If any Company Entity is required to file a Straddle Return, Holdings and its Subsidiaries will use reasonable best efforts to (i) complete such Straddle Returns by February 15 of the following year and (ii) provide Seller with any information or estimates reasonably required by it or its Affiliates for tax reporting purposes promptly upon request by Seller.

(d) Purchase Price Allocation. The Company Closing Cash Consideration (plus any assumed liabilities and other items required to be taken into account for such purpose) shall be allocated among the assets of the Company (and, as applicable, any Subsidiaries treated as flow-through entities for income Tax purposes) in accordance with the principles of Sections 743 and 755 of the Code and the Treasury Regulations thereunder pursuant to a written allocation delivered by Seller to Holdings within 120 days after the Closing Date (the “Allocation”). Except to the extent otherwise required by applicable Law, Holdings and the Company Entities shall file or cause to be filed all Tax Returns in a manner consistent with the Allocation and shall not make any inconsistent statement or adjustment on any Tax Return or during the course of any Tax-related matter, or otherwise take any Tax position inconsistent with the Allocation unless otherwise required by Law.

(e) Transfer Taxes. All Transfer Taxes incurred in connection with this Agreement shall be borne by Holdings. Holdings, Seller and Blocker Seller shall cooperate in filing, when required by applicable Law, all necessary documentation and Tax Returns with respect to such Transfer Taxes.

(f) The parties intend that, for U.S. federal income tax purposes: (i) the Merger shall be treated as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and that this Agreement constitutes a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g), (ii) the Contributions taken together with the Merger shall be treated as an integrated transaction described in Section 351(a) of the Code and (iii) the Sale shall be treated as receipt of taxable “boot” under Section 351(b) by Seller and Blocker Seller comprised of the Company Closing Cash Consideration, the Blocker Cash Consideration and payments pursuant to the Tax Receivable Agreement, as applicable (collectively, the “Intended Tax Treatment”). The Parties shall not, and shall not cause their Affiliates to, treat or report the Transactions in a manner inconsistent with the Intended Tax Treatment unless required by a “determination” as defined in Section 1313(a) of the Code.

9.12 Resignations; Acquiror D&O Tail Policy. At or prior to Closing, Acquiror shall deliver to the Company written resignations, effective as of the Effective Time, of the officers and directors of Acquiror set forth on Section 9.12 of the Acquiror Disclosure Schedules. Prior to the Closing, Acquiror shall obtain and pay for a “tail” officers’ and directors’ liability insurance policy with a claims period of six (6) years from the Effective Time with at least the same coverage and amount and containing terms and conditions that are, in the aggregate, not less advantageous to the directors and officers of Acquiror as Acquiror’s existing policies with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement) (the “Acquiror D&O Tail Policy”). During the term of the Acquiror D&O Tail Policy, Holdings shall not (and shall cause the Surviving Company not to) take any action following the Closing to cause the Acquiror D&O Tail Policy to be cancelled or any provision therein to be amended or waived.

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9.13 Closing Conditions. From the date hereof until the Closing and upon the terms and subject to the conditions set forth in this Agreement, each party hereto shall use its reasonable best efforts to take, or cause to be taken, such actions as are necessary, proper or advisable to satisfy the conditions to the Closing set forth in Article X hereof and to consummate the transactions contemplated hereby. Each of the parties shall execute or deliver any additional instruments as reasonably requested by the other party necessary to consummate the transactions contemplated by this Agreement.

9.14 Section 16 Matters. Prior to the Effective Time, each of Acquiror and the Company shall take all such reasonable steps (to the extent permitted under applicable Law) to cause any dispositions of Acquiror Common Stock or acquisitions of shares of Holdings Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule 16b-3 promulgated under the Exchange Act.

9.15 Access to, and Information of, Acquiror. From the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, subject to applicable Law, Acquiror shall: (i) permit the Company and its advisers and other representatives to have reasonable access to Acquiror’s properties and facilities, books and records, Contracts and other documents and data related to the Acquiror Parties; and (ii) furnish, or cause to be furnished, to the Company any financial and operating data and other information (including Tax information) with respect to the Acquiror Parties as the Company shall from time to time reasonably request; provided, however, that any such access or furnishing of information shall be (x) upon no less than two (2) Business Days prior written notice from the Company to Acquiror and (y) conducted at the Company’s sole cost and expense, during normal business hours and in such a manner as not to interfere unreasonably with the normal operations of each of Acquiror and its Subsidiaries. No information provided to or obtained by the Company pursuant to this Section 9.15 shall limit or otherwise affect the remedies available hereunder to the Company, or act as a waiver or otherwise affect the representations or warranties of Acquiror and its Subsidiaries in this Agreement. All information provided to or obtained by the Company heretofore or hereafter, including pursuant to this Section 9.15, shall be held in confidence by the Company in accordance with and subject to the terms of the Confidentiality Agreement and nothing herein shall modify or limit the obligations of the Company set forth therein. At any time prior to the Closing, Acquiror agrees to disclose, promptly upon written request from Seller, via a Form 8-K filing or press release, any information that Seller believes is material for the purchase or sale of Acquiror Common Stock, which purchase or sale Seller believes in good faith is not detrimental to or will not adversely affect the successful consummation of the transactions contemplated hereby. Notwithstanding anything herein to the contrary, Acquiror shall not be required to take any action, provide any access or furnish any information that would be reasonably likely to (A) cause or constitute a waiver of the attorney-client or other privilege or (B) violate any Contract to which Acquiror is a party or bound, provided, that the parties agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishing in a manner that does not result in the events set out in clauses (A) and (B) above.

9.16 Conduct of Business by Acquiror. From the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, except as otherwise provided in this Agreement, required by Law or consented to in writing by Seller (which consent shall not be unreasonably withheld, conditioned or delayed) Holdings shall, and shall cause each other Acquiror Party to, operate its business in the ordinary course and consistent with past practice. Without limiting the foregoing, from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, Holdings shall not, and shall cause each other Acquiror Party not to:

(a) amend or alter the Trust Agreement, certificate of incorporation, bylaws or other organizational documents of any Acquiror Party;

(b) (i) make or declare any dividend or distribution to the stockholders of any Acquiror Party or make any other distributions in respect of any Acquiror Party’s capital stock, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of any Acquiror Party’s capital stock or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests, warrants or other equity interests of any Acquiror Party, other than a redemption of shares of Acquiror Common Stock in connection with the Transactions in accordance with the terms set forth in the Proxy Statement/Prospectus;

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(c) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of any Acquiror Party or guaranty any debt securities of another Person, other than any Indebtedness or guarantee incurred between Acquiror Parties;

(d) (i) issue or agree to issue any shares of any Acquiror Party’s securities or securities exercisable for or convertible into capital stock, or (ii) grant or agree to grant any additional options, warrants or stock appreciation rights with respect to any Acquiror Party’s securities not outstanding on the date hereof;

(e) make, change or rescind any material Tax election or settle or compromise any material Tax liability other than in the ordinary course;

(f) enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of any Acquiror Party (including, for the avoidance of doubt, (x) the Sponsors or anyone related by blood, marriage or adoption to any Sponsor and (y) any Person in which any Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater); or

(g) enter into any agreement, or otherwise become obligated, to take any action prohibited under this Section 9.16.

9.17 No Control of the Other Party’s Business. Nothing contained in this Agreement shall give any Acquiror Party, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct any Acquiror Party’s operations prior to the Effective Time. Prior to the Effective Time, each of Acquiror and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

9.18 Post-Closing Directors and Officers of Holdings.

(a) The Parties shall use commercially reasonable efforts to ensure that the individuals listed on Section 9.18(a) of the Company Disclosure Schedules and the other persons identified by the applicable Party following the date hereof are elected and appointed as directors of Holdings effective at the Closing; provided, that any such individuals not listed on Section 9.18(a) of the Company Disclosure Schedules shall be identified as promptly as practicable following the date hereof (but in no event later than the date on which the Proxy Statement/Prospectus is filed with the SEC).

(b) The initial officers of Holdings as of the Effective Time shall be as set forth on Section 9.18(b) of the Company Disclosure Schedules, subject to any such individual’s death, resignation, removal or refusal to serve, in which case such position shall be determined by the Holdings Board following the Effective Time.

9.19 Acquiror Common Stockholder Redemption Amount. Acquiror shall prepare and deliver to Seller promptly following the Acquiror Stockholders’ Meeting, but in any event no later than two (2) Business Days after the Acquiror Stockholders’ Meeting, notification of the Acquiror Common Stockholder Redemption Amount, certified by an executive officer of Acquiror.

9.20 Pre-Closing Restructuring. The Company shall, and shall cause their respective Subsidiaries and Affiliates to, effectuate and consummate the Pre-Closing Restructuring prior to the Closing in accordance with the terms set forth on Section 1.01(a) of the Company Disclosure Schedules.

9.21 Nasdaq Listing. From the date hereof through the Closing, Acquiror shall use commercially reasonable efforts (a) to ensure Acquiror remains listed as a public company on, and for shares of Acquiror Common Stock to be listed on, Nasdaq and (b) to cause the Holdings Common Shares to be issued in connection with the Transactions to be approved for listing on Nasdaq as of the Closing Date.

9.22 Acquiror Public Filings. From the date hereof through the Closing, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

9.23 PIPE Investment. Except to the extent provided in writing by Seller, no Acquiror Party shall permit any amendment or modification to be made to, or any waiver (in whole or in part) of any provision or remedy under, or any replacements of, any of the Subscription Agreements. Acquiror shall use its reasonable best efforts to take, or

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cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to Acquiror in the Subscription Agreements and otherwise comply with its obligations thereunder; (ii) in the event that all conditions in the Subscription Agreements (other than conditions that Acquiror or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate the transactions contemplated by the Subscription Agreements at or prior to Closing; (iii) confer with the Company regarding timing of the Closing Date (as defined in the Subscription Agreements); (iv) deliver notices to counterparties to the Subscription Agreements at least five (5) Business Days prior to the Closing and no later than four (4) Business Days prior to the Acquiror Stockholders’ Meeting to cause them to fund their obligations no later than one (1) Business Day prior to the date that the Closing is scheduled to occur hereunder and (v) without limiting Seller’s rights to enforce such Subscription Agreements, enforce its rights under the Subscription Agreements in the event that all conditions in the Subscription Agreements (other than conditions that Acquiror or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable PIPE Investors to pay to (or as directed by) Acquiror the applicable portion of the PIPE Investment Amount, as applicable, set forth in the Subscription Agreements in accordance with their terms. Without limiting the generality of the foregoing, Acquiror shall give the Company, prompt written notice: (A) of any amendment to any Subscription Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby); (B) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Subscription Agreement known to Acquiror; and (C) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement. Acquiror shall deliver all notices it is required to deliver under the Subscription Agreements on a timely basis in order to cause the PIPE Investors to consummate the PIPE Investment concurrently with the Closing.

9.24 Certain Ancillary Agreements. Except to the extent provided in writing by the Company, no Acquiror Party shall permit any amendment or modification to be made to, or any waiver (in whole or in part) of any provision or remedy under, or any replacement of, the Sponsor Agreement. Acquiror shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to satisfy in all material respects on a timely basis all conditions and covenants applicable to Acquiror in the Sponsor Agreement, and otherwise comply with its obligations thereunder and to enforce its rights under such agreement. Without limiting the generality of the foregoing, Acquiror shall give the Company, prompt written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to the Sponsor Agreement known to Acquiror; or (B) of the receipt of any written notice or other written communication from any other party to the Sponsor Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party under such agreement or any provisions of such agreement.

9.25 Acquiror Insurance Policy. In the event that Acquiror or any of its Affiliates binds any insurance policy related to the representations and warranties or other provisions of this Agreement (an “Acquiror Insurance Policy”), such Acqiuror Insurance Policy shall expressly provide that the insurer or insurers issuing such policy shall have no right, and waive any right, of subrogation, contribution or otherwise against the Company or Blocker Seller (including any former, current or future Representative of the Company and/or Blocker Seller) based upon, arising out of, or in any way connected to this Agreement, the Transactions, or such Acquiror Insurance Policy. The Company, Seller and Blocker Seller shall be intended third party beneficiaries under any Acquiror Insurance Policy of the immediately preceding provision. Acquiror and its Affiliates shall not amend, waive, modify or otherwise revise the foregoing subrogation provision in any Acquiror Insurance Policy.

9.26 Extension. Following the execution of this Agreement, Acquiror shall seek the approval of the Acquiror Stockholders (in accordance with applicable Law and the Acquiror Organizational Documents) to extend the deadline, including by seeking a stockholder resolution to such effect, for Acquiror to consummate a Business Combination or Wind Up from November 20, 2020 to April 4, 2021, or such other earlier date as the Parties shall mutually agree (such date, the “Extension Date”) (the “Extension Approval”), and (b) Acquiror shall use commercially reasonable efforts to obtain the Extension Approval and shall comply with applicable Law in connection therewith.

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9.27 Name Change. Promptly following the Closing, Acquiror and Holdings shall file certificate of amendments to their respective certificates of incorporation with the Secretary of State of the State of Delaware, which such amendments will change each of Acquiror and Holdings’ entity names to include “Paya”.

9.28 Post-Closing Contribution. Immediately following the Closing, Acquiror shall contribute all right, title and interest in and to the Company Units held by Acquiror to Blocker.

Article X
CONDITIONS TO OBLIGATIONS

10.01 Mutual Conditions. The respective obligations of each party to this Agreement to consummate and effect the Transactions shall be subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

(a) No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(b) Acquiror Stockholder Approval. The Acquiror Stockholder Approval shall have been obtained.

(c) HSR Filings. The filings of Acquiror and the Company pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.

(d) Registration Statement. The Form S-4 containing the Proxy Statement/Prospectus shall have become effective and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC.

(e) Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing of the Offer.

10.02 Conditions to the Obligations of the Acquiror Parties. The obligations of the Acquiror Parties to consummate the Transactions shall be subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, in writing by Acquiror to the extent permitted by applicable Law:

(a) Representations and Warranties.

(i) Other than the representations and warranties set forth in Section 5.01 (Organization), Section 5.02 (Authority; Board Approval), Section 5.04 (Capitalization), Section 5.07(b)(i) (Material Adverse Effect), and Section 5.22 (Brokers) (together, the “Company Fundamental Representations”), the representations and warranties of the Company contained in Article V of this Agreement (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) a Material Adverse Effect. The Company Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date).

(ii) Other than the representations and warranties set forth in Section 6.01 (Organization), Section 6.02 (Due Authorization), Section 6.04 (Brokers’ Fees) and Section 6.07 (Capitalization) (together, the “Blocker Fundamental Representations”), the representations and warranties of Blocker contained in Article VI of this Agreement (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import

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or effect set forth therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) a Material Adverse Effect. The Blocker Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date).

(iii) Other than the representations and warranties set forth in Section 7.01 (Organization), Section 7.02 (Due Authorization), Section 7.03 (Title to Blocker Shares) and Section 7.06 (Brokers’ Fees) (together, the “Seller Fundamental Representations”), the representations and warranties of Seller and Blocker Seller contained in Article VII of this Agreement (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) a Material Adverse Effect. The Seller Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date).

(b) Agreements and Covenants. The Company Parties shall have performed or complied, in each case, in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have delivered a certificate, dated as of the Closing Date and signed by an authorized representative of the Company, that each of the conditions set forth in Section 10.02(a), Section 10.02(b) and Section 10.02(g) have been satisfied.

(d) Secretary’s Certificate. At Closing, the Company shall have delivered to Acquiror copies of the following, all certified by an authorized officer of the Company to be true, correct, complete and in full force and effect as of the Closing Date:

(i) the certificate of incorporation or formation of the Company, certified by the Secretary of State or other appropriate Governmental Authority of its jurisdiction of organization or incorporation, as applicable;

(ii) the Company LLC Agreement;

(iii) the resolutions of the board of managers or other governing body and of the unitholders or members of the Company authorizing and approving this Agreement, the Ancillary Agreements and all of the transactions contemplated hereby and thereby.

(e) FIRPTA. Each of Seller and Blocker Seller shall have delivered to Holdings a duly executed certification of non-foreign status, in form and substance consistent with Treasury Regulations Section 1.1445-2(b).

(f) Tax Receivable Agreement. At Closing, the Company shall have delivered to Holdings the Tax Receivable Agreement executed by Seller, the Company, Blocker and Blocker Seller.

(g) Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement.

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10.03 Conditions to the Obligations of Seller, Blocker Seller, Blocker and the Company. The obligations of Seller, Blocker Seller, Blocker and the Company to consummate the Transactions shall be subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, in writing by the Company to the extent permitted by applicable Law:

(a) Representations and Warranties. Other than the representations and warranties set forth in Section 8.01 (Organization), Section 8.02 (Authorization), Section 8.05 (Brokers), Section 8.07 (Capitalization) and Section 8.11 (Pro Forma Capitalization of Acquiror) (together, the “Acquiror Fundamental Representations”), the representations and warranties of the Acquiror Parties contained in Article VIII of this Agreement (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Acquiror Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) an Acquiror Material Adverse Effect. The Acquiror Fundamental Representations shall be true and correct in all material respects (except Section 8.07 (Capitalization) and Section 8.11 (Pro Forma Capitalization of Acquiror) which may have de minimis deviations) as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date).

(b) Agreements and Covenants. Each Acquiror Party shall have performed or complied, in each case, in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) Officer’s Certificate. Acquiror shall have delivered a certificate, dated as of the Closing Date and signed by an authorized officer of Acquiror, that each of the conditions set forth in Section 10.03(a), Section 10.03(b), Section 10.03(i) and Section 10.03(j) have been satisfied.

(d) Secretary’s Certificate. At Closing, each Acquiror Party shall have delivered to the Company copies of the following, all certified by an authorized officer of such Acquiror Party, to be true, correct, complete and in full force and effect as of the Closing Date:

(i) the certificate of incorporation of each Acquiror Party, certified by the Secretary of State or other appropriate Governmental Authority of its jurisdiction of incorporation or formation, as applicable;

(ii) the bylaws of each Acquiror Party; and

(iii) resolutions of the board of directors or other governing body of each Acquiror Party authorizing and approving this Agreement, the Ancillary Agreements and all of the transactions contemplated hereby and thereby.

(e) SEC Compliance. Immediately prior to Closing, Acquiror shall be in compliance in all material respects with the reporting requirements applicable to it under the Exchange Act.

(f) Registration Rights Agreement. Holdings shall have delivered to Seller a duly executed counterpart signature page of Holdings and the Sponsors to the Registration Rights Agreement.

(g) Tax Receivable Agreement. At Closing, the Acquiror Parties shall have delivered to Seller the Tax Receivable Agreement executed by Holdings.

(h) Nominating Agreement. Holdings shall have delivered to Seller a duly executed counterpart signature page of Holdings to the Nominating Agreement.

(i) Acquiror Material Adverse Effect. No Acquiror Material Adverse Effect shall have occurred since the date of this Agreement.

(j) Minimum Funds. The Available Closing Date Trust Cash shall be equal to or greater than $200,000,000.00 and the Available Closing Date Total Cash shall be equal to or greater than $400,000,000.00.

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(k) Trust Account. (i) Acquiror shall have made all necessary and appropriate arrangements with the trustee to the Trust Account to have all of the funds contained in the Trust Account disbursed to Acquiror, all of the funds contained in the Trust Account shall have been actually disbursed to Acquiror, and all such funds disbursed from the Trust Account to Acquiror shall be available to Acquiror in respect of all of the obligations of Acquiror set forth in this Agreement and the payment of Acquiror’s fees and expenses incurred in connection with this Agreement and the transactions contemplated hereunder and (ii) there shall be no actions, suits, proceedings, arbitrations or mediations pending or threatened by any Person (not including the Company and its Affiliates) with respect to or against the Trust Account that would reasonably be expected to have a material adverse effect on Acquiror’s ability to perform its obligations hereunder.

(l) Sponsor Agreement. Each of the covenants of each Sponsor required under the Sponsor Agreement to be performed as of or prior to the Closing shall have been performed in all material respects, and none of the Sponsors shall have threatened (orally or in writing) (i) that the Sponsor Agreement is not valid, binding and in full force and effect, or (ii) to terminate the Sponsor Agreement other than in accordance with its terms.

(m) Nasdaq Approval. The shares of Holdings Common Stock to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject to official notice of issuance.

Article XI
TERMINATION, AMENDMENT AND WAIVER

11.01 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of Acquiror and Seller;

(b) by either Acquiror or Seller:

(i) if the Closing has not occurred on or before November 20, 2020 (the “Outside Date”); provided, that the Outside Date shall be automatically extended until the Extension Date if the Extension Approval is obtained; provided, further, however, that the right to terminate this Agreement under this Section 11.01(b)(i) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; provided, further, however, that if any Legal Proceeding for specific performance or other equitable relief by any Party with respect to this Agreement, any other Ancillary Agreement or otherwise with respect to the Transactions is commenced or pending on or before the Outside Date, then the Outside Date shall be automatically extended without any further action by any Party until the date that is 30 days following the date on which a final, non-appealable Governmental Order has been entered with respect to such Legal Proceeding and the Outside Date shall be deemed to be such later date for all purposes of this Agreement; or

(ii) if a Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which has become final and non-appealable, and which permanently restrains, enjoins or otherwise prohibits the transactions contemplated hereby; or

(iii) if, the Acquiror Stockholder Approval is not obtained;

(c) by Acquiror, if no Acquiror Party is in material breach of their obligations under this Agreement and if (i) at any time any of the representations and warranties of any Company Party contained herein become untrue or inaccurate such that Section 10.02(a) could not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 11.01(c)); or (ii) there has been a breach on the part of any Company Party of any of its covenants or agreements contained in this Agreement such that Section 10.02(b) could not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 11.01(c)), and, with respect to both clause (i) and clause (ii), such breach has not been cured within 30 days after written notice thereof to the Company, if curable; or

(d) by Seller, if Seller is not in material breach of its obligations under this Agreement and if (i) at any time any of the representations and warranties of the Acquiror Parties contained herein become untrue or inaccurate such that Section 10.03(a) could not be satisfied (treating such time as if it were the Closing Date

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for purposes of this Section 11.01(d)); or (ii) there has been a breach on the part of any Acquiror Party of any of their covenants or agreements contained in this Agreement such that Section 10.03(b) could not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 11.01(d)), and, with respect to both clause (i) and clause (ii), such breach has not been cured within 30 days after written notice thereof to Acquiror, if curable; or

11.02 Manner of Exercise. In the event of termination by Acquiror or Seller, or both, in accordance with Section 11.01, written notice thereof shall be given to the other party by the terminating party and this Agreement shall terminate.

11.03 Effect of Termination. If this Agreement is terminated pursuant to Section 11.01, all further obligations and liabilities of the parties under this Agreement will terminate and become void and of no force and effect, except that the obligations in Section 9.10(b) and Article XII and the Confidentiality Agreement will survive termination of this Agreement.

11.04 Waiver. At any time prior to the Closing Date, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (iii) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Article XII
MISCELLANEOUS

12.01 Survival. The representations, warranties and covenants of the parties hereto contained herein shall not survive the Closing, except for those covenants contained herein that by their explicit terms apply or are to be performed in whole or in part after the Closing. There are no remedies available to the parties hereto with respect to any breach of the representations, warranties, covenants or agreements of the parties to this Agreement after the Closing, except for covenants explicitly to be performed in whole or in part after the Closing. Notwithstanding anything to the contrary in this Agreement, no party shall, in any event, be liable to the other party for any consequential, special or punitive damages.

12.02 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally, by facsimile or email to the extent email is listed below, or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given when so delivered personally, or by facsimile or email upon electronic confirmation of receipt (excluding automatic acknowledgements of receipt), or if mailed by overnight courier service guaranteeing next day delivery, one Business Day after mailing, or if mailed in any other way, then upon receipt, to the parties at the following addresses (or at such other address for a party as is specified by like notice):

If to any Acquiror Party prior to the Closing, to:
c/o FinTech Acquisition Corp. III
2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870
Attention: James J. McEntee, III
Phone: (215) 701-9555
Email: jmce@stbwell.com

in each case, with a copy (which shall not constitute notice) to:
Ledgewood PC
Two Commerce Square, Suite 3400
2001 Market Street
Philadelphia, PA 19103
Attention: Derick S. Kauffman
Phone: (215) 731-9450
Email: dkauffman@ledgewood.com

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If to the Company, Seller or Blocker Seller, to:

GTCR-Ultra Holdings, LLC
c/o GTCR Management XI LLC
300 North LaSalle Street, Suite 5600
Chicago, Illinois 60654
Attention: Collin E. Roche and Aaron D. Cohen
Email: croche@gtcr.com and aaron.cohen@gtcr.com

with copies to:

GTCR Management XI LLC
300 North LaSalle Street, Suite 5600
Chicago, Illinois 60654
Attention: Collin E. Roche and Aaron D. Cohen
Email: croche@gtcr.com and aaron.cohen@gtcr.com

and:

Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
Attention: Mark A. Fennell, P.C., Christian O. Nagler and Christopher M. Thomas, P.C.
Facsimile: (312) 862-2200
E-mail: mfennell@kirkland.com, christian.nagler@kirkland.com and christopher.thomas@kirkland.com

12.03 Annexes, Exhibits and Schedules. All annexes, exhibits and schedules attached hereto, the Acquiror Disclosure Schedules, and the Company Disclosure Schedules are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

12.04 Computation of Time. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder shall fall upon a day that is not a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.

12.05 Expenses. Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise provided herein, each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated herein, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing occurs, the Company shall bear and pay at or promptly after Closing, (a) all Acquiror Transaction Expenses, (b) all Reimbursable Transaction Expenses in an amount not to exceed $1,500,000 and (c) all Company Transaction Expenses; provided, further, that the Sponsors shall bear and pay at or promptly after Closing, all Reimbursable Transaction Expenses in excess of $1,500,000 in the aggregate.

12.06 Governing Law. This Agreement, the rights and duties of the parties hereto, and any disputes (whether in contract, tort or statute) arising out of, under or in connection with this Agreement will be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction. The parties irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the District of Delaware or, if such court does not have jurisdiction, the Delaware state courts located in Wilmington, Delaware, in any action arising out of or relating to this Agreement. The parties irrevocably agree that all such claims shall be heard and determined in such a Delaware federal or state court, and that such jurisdiction of such courts with respect thereto will be exclusive. Each party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement that it is not subject to such jurisdiction, or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 12.02 or in such other manner as may be permitted by Law, will be valid and sufficient service thereof.

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12.07 Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, that the Indemnified Persons who are not otherwise party to this Agreement shall be third party beneficiaries of this Agreement. Notwithstanding the foregoing, each Acquiror Party may assign this Agreement without the consent of any Person to any lender (or agent therefor) to such Acquiror Party or their subsidiaries or Affiliates thereof as security for obligations to such lender (or lenders) in respect of any financing agreements or arrangements entered into by any Acquiror Party or their subsidiaries and affiliates with such lenders or to an acquirer of all or substantially all of the assets or business of the Acquiror Parties in any form of transaction, which assignment shall not relieve such Acquiror Party of its obligations hereunder; provided further, that Seller and/or Blocker Seller may (a) delegate the performance of its obligations or assign its rights hereunder in part or in whole to any Affiliate of Seller or Blocker Seller so long as Seller or Blocker Seller, as applicable, remains fully responsible for the performance of the delegated obligations (if any), (b) following the Closing, assign to any acquirer of the equity or all or substantially all of the assets of Seller, Blocker Seller or any of their respective Affiliates (whether such sale is structured as a sale of stock, a sale of assets, a merger or otherwise) and (c) assign its rights, in whole or in part, to receive the Earnout Shares to any Person or Persons.

12.08 Counterparts. This Agreement may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or portable document format shall be effective as delivery of a mutually executed counterpart to this Agreement.

12.09 Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

12.10 Entire Agreement. Except as otherwise contemplated herein, this Agreement and the Ancillary Agreements constitute the entire agreement with respect to the subject matter contained herein and therein, and supersede all prior agreements and understandings, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Agreements, the exhibits, annexes, schedules, the Acquiror Disclosure Schedules and the Company Disclosure Schedules (other than an exception expressly set forth as such in the Acquiror Disclosure Schedules or the Company Disclosure Schedules, as applicable), the statements in the body of this Agreement shall control.

12.11 Severability. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by Law.

12.12 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and it is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court specified in Section 12.06, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity; for the avoidance of doubt, the parties may argue that no breach has occurred. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtain any remedy referred to in this Section 12.12, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

12.13 Waiver of Jury Trial. To the extent not prohibited by applicable law that cannot be waived, each of the parties hereto irrevocably waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement and the Ancillary Agreements or any course of conduct, course of dealing, verbal or written statement or action of any party hereto or thereto, in each case, whether now existing

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or hereafter arising, and whether in contract, tort, statute, equity or otherwise. Each party hereby further agrees and consents that any such litigation shall be decided by court trial without a jury and that the parties to this Agreement may file a copy of this Agreement with any court as written evidence of the consent of the parties to the waiver of their right to trial by jury.

12.14 Failure or Indulgence not Waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

12.15 Amendments. This Agreement may be amended, at any time prior to the Effective Time, by an instrument in writing signed on behalf of Acquiror and Seller; provided, however, that after the Acquiror Stockholder Approval is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the stockholders of Acquiror, without the receipt of such further approvals.

12.16 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Seller, Blocker Seller, Acquiror, Holdings or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

12.17 Acknowledgements.

(a) Each of the parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby; (iii) the Seller Representations constitute the sole and exclusive representations and warranties of Seller and Blocker Seller in connection with the transactions contemplated by this Agreement; (iv) the Blocker Representations constitute the sole and exclusive representations and warranties of Blocker in connection with the transactions contemplated by this Agreement; (v) the Acquiror Representations constitute the sole and exclusive representations and warranties of the Acquiror Parties; (vi) except for the Company Representations by the Company, the Seller Representations by Seller and Blocker Seller, the Blocker Representations by Blocker and the Acquiror Representations by the Acquiror Parties, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any party’s Subsidiaries) or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any party hereto (or any party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party’s or its Subsidiaries’ assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or its Subsidiaries);

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and (vi) each party hereto and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company, the Seller Representations by Blocker Seller and Seller, the Blocker Representations by Blocker and the Acquiror Representations by the Acquiror Parties.

(b) Each party hereto shall have the right to enforce this Section 12.17 on behalf of any Person that would be benefitted or protected by this Section 12.17 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable. For the avoidance of doubt, nothing in this Section 12.17 shall limit, modify, restrict or operate as a waiver with respect to, any rights any party hereto may have under any written agreement entered into in connection with the transactions that are contemplated by this Agreement, including the Ancillary Agreements.

12.18 Certain Consents. Certain consents to the Transactions may be required from Governmental Authorities or parties to Contracts to which any Company Entity is a party and such consents have not been obtained and may not be obtained. Neither the Company Entities nor Blocker Seller or Seller will have any liability whatsoever to any Acquiror Party (and no Acquiror Party will be entitled to assert any claims, and no condition will be deemed unsatisfied), arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the Transactions (other than pursuant to the HSR Act or as expressly provided herein) or because of the default, acceleration or termination of or loss of right under any such contract, or other agreement as a result thereof.

12.19 Provision Respecting Legal Representation.

(a) It is acknowledged by each of the Parties, on its own behalf and on behalf of its respective managers, directors, equityholders, members, partners, officers, employees and Affiliates, that the Company Entities, Seller and Blocker Seller have retained Kirkland & Ellis LLP (collectively, the “Retained Counsel”) to act as their counsel in connection with the Transactions and that the Retained Counsel has not acted as counsel for any other Party in connection with the Transactions and that none of the other Parties has the status of a client of the Retained Counsel for conflict of interest or any other purposes as a result thereof. Each Acquiror Party hereby agrees, on their own behalf and on behalf of their respective managers, directors, equityholders, members, partners, officers, employees and Affiliates, that, in the event that a dispute arises after the Closing between any Acquiror Entity, the Company Entities and/or their Subsidiaries, on the one hand, and Seller, Blocker Seller and/or any of their respective Affiliates, on the other hand, the Retained Counsel may represent Seller, Blocker Seller and/or their respective Affiliates in such dispute even though the interests of Seller, Blocker Seller or their respective Affiliates may be directly adverse to the Acquiror Parties, the Company Entities or their respective Subsidiaries, and even though the Retained Counsel may have represented the Company Entities in a matter substantially related to such dispute, or may be handling ongoing matters for the Acquiror Parties, the Company Entities or any of their respective Subsidiaries.

(b) Each Acquiror Party agrees that, after the Closing, neither any Acquiror Party, nor any of their respective Subsidiaries or Affiliates will have any right to access or control any of the Retained Counsel’s records relating to or affecting the Transactions with respect to its representation of Seller, Blocker Seller and the Company Entities, which will be the property of (and be controlled by) Seller and Blocker Seller. In addition, each Acquiror Party agrees that it would be impractical to remove all Attorney-Client Communications from the records (including e-mails and other electronic files) of the Company Entities. Accordingly, Acquiror will not, and will cause each of its Subsidiaries and Affiliates (including, after Closing, the Company Entities) not to, use any Attorney-Client Communication remaining in the records of the Company Entities after Closing in a manner that may be adverse to Seller, Blocker Seller or any of their respective Affiliates. Acquiror agrees, on its own behalf and on behalf of its Subsidiaries and Affiliates (including, after Closing, the Company Entities), that from and after Closing (i) the attorney-client privilege, all other evidentiary privileges, and the expectation of client confidence as to all Attorney-Client Communications belong to Seller and Blocker Seller and will not pass to or be claimed by Acquiror or its Affiliates or the Company Entities, and (ii) Seller and Blocker Seller will have the exclusive right to control, assert, or waive the attorney-client privilege, any other evidentiary privilege, and the expectation of client confidence with respect to such Attorney-Client Communications. Accordingly, Acquiror will not, and will cause each of its Subsidiaries and Affiliates (including, after Closing, the Company Entities) not to, (x) assert any attorney-client privilege, other evidentiary privilege, or expectation of client confidence with respect

Annex A-63

to any Attorney-Client Communication, except in the event of a post-Closing dispute with a Person that is not Seller, Blocker Seller or any of their respective Affiliates; or (y) take any action which could cause any Attorney-Client Communication to cease being a confidential communication or to otherwise lose protection under the attorney-client privilege or any other evidentiary privilege, including waiving such protection in any dispute with a Person that is not Seller, Blocker Seller or any of their respective Affiliates.

12.20 Release.

(a) Effective upon the Closing, each Company Party, for itself and on behalf of each of their respective successors and assigns, hereby releases and forever discharges each Acquiror Party and each Acquiror Party’s direct or indirect equityholders, controlling Persons, controlling Affiliates and representatives (and any representatives of any of the foregoing), in each case solely in their capacities as such, of and from any and all actions, causes of action, suits and liabilities relating to or arising out of relating to any matter, occurrence, action or activity on or prior to the Closing Date other than (i) any rights, claims or causes of action under this Agreement or any Ancillary Agreement or (ii) any employment, severance, bonus or similar agreement or arrangement between a Company Party and a current officer or director that continues to remain in effect following the Closing.

(b) Effective upon the Closing, each Acquiror Party, on behalf of itself and its successors and assigns, hereby releases and forever discharges the Company Parties and their respective representatives, in each case solely in their capacities as such, of and from any and all actions, causes of action, suits and liabilities relating to or arising out of relating to any matter, occurrence, action or activity on or prior to the Closing Date other than (i) any rights, claims or causes of action under this Agreement or any Ancillary Agreement or (ii) any employment, severance, bonus or similar agreement or arrangement between an Acquiror Party and a current officer or director that continues to remain in effect following the Closing.

Annex A-64

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.

FINTECH III MERGER SUB CORP.
By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	Chief Executive Officer
FINTECH ACQUISITION CORP. III
By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	Chief Executive Officer
FINTECH ACQUISITION CORP. III PARENT CORP.
By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	Chief Executive Officer

[Signature page to Merger Agreement]

Annex A-65

GTCR FUND XI/C LP
By:	GTCR Partnership XI/A&C LP
Its:	General Partner
By:	GTCR Investment XI LLC
Its:	General Partner
By:	/s/ Aaron Cohen
Name:	Aaron Cohen
Title:	Authorized Signatory
GTCR-ULTRA HOLDINGS, LLC
By:	/s/ Aaron Cohen
Name:	Aaron Cohen
Title:	Vice President and Secretary
GTCR-ULTRA HOLDINGS II, LLC
By:	/s/ Jeff Hack
Name:	Jeffrey Hack
Title:	President and Chief Executive Officer
GTCR/ULTRA BLOCKER, INC.
By:	/s/ Aaron Cohen
Name:	Aaron Cohen
Title:	Vice President and Treasurer

[Signature page to Merger Agreement]

Annex A-66

Annex B

Execution Version

PAYA HOLDINGS INC.

_______________________________

OMNIBUS INCENTIVE PLAN

_______________________________

Article I
PURPOSE; EFFECTIVE DATE; TERM

1.1      Purpose. The purpose of this Paya Holdings Inc. Omnibus Incentive Plan is to enhance the profitability and value of the Company for the benefit of its Stockholders by enabling the Company to offer Eligible Individuals stock- and cashbased incentives in order to attract, retain, and reward such individuals and strengthen the mutuality of interests between such individuals and the Stockholders.

1.2      Effective Date. The Plan shall become effective on the Closing Date (the “Effective Date”), subject to the approval of the Plan by the Stockholders in accordance with the requirements of the laws of the State of Delaware.

1.3      Term. No Award may be granted on or after the 10th anniversary of the Effective Date, but Awards granted before such 10th anniversary may extend beyond that date.

Article II
DEFINITIONS

For purposes of the Plan, the following terms will have the following meanings:

2.1      “Affiliate” means each of the following: (a) any Subsidiary; (b) any Parent; (c) any corporation, trade, or business that is directly or indirectly controlled 50% or more (whether by ownership of stock, assets, or an equivalent ownership interest or voting interest) by the Company or any Affiliate; (d) any trade or business that directly or indirectly controls 50% or more (whether by ownership of stock, assets, or an equivalent ownership interest or voting interest) of the Company; and (e) any other entity in which the Company or any Affiliate has a material equity interest and that is designated as an “Affiliate” by resolution of the Committee.

2.2      “Applicable Law” means the requirements related to or implicated by the administration of the Plan under applicable state corporate laws, United States federal and state securities laws, the Code, any stock exchange or quotation system on which the Shares are listed or quoted, and the applicable laws of any foreign country or jurisdiction where Awards are granted.

2.3      “Award” means any award granted under the Plan of any Stock Option, Stock Appreciation Right, Restricted Shares, Performance Award, Other Share-Based Award, or Other Cash-Based Award. All Awards will be granted by, confirmed by, and subject to the terms and conditions of, a written Award Agreement executed by the Company and the Participant.

2.4      “Award Agreement” means the written or electronic agreement setting forth the terms and conditions applicable to an Award.

2.5      “Board” means the Board of Directors of the Company.

2.6      “Business Combination” has the meaning set forth in Section 11.2(c).

2.7      “Cause” has the meaning set forth in the Participant’s Award Agreement.

2.8      “Change in Control” has the meaning set forth in Section 11.2.

2.9      “Change in Control Price” has the meaning set forth in Section 11.1.

Annex B-1

2.10    “Closing Date” has the meaning set forth in the Agreement and Plan of Merger, dated as of August 3, 2020, entered into by and among GTCR-Ultra Holdings, LLC, GTCR Ultra-Holdings II, LLC, FinTech Acquisition Corp. III Parent Corp., FinTech III Merger Sub Corp., FinTech Acquisition Corp. III, GTCR/Ultra Blocker, Inc. and GTCR Fund XI/C LP.

2.11    “Code” means the Internal Revenue Code of 1986.

2.12    “Committee” means any committee of the Board duly authorized by the Board to administer the Plan. If no committee is duly authorized by the Board to administer the Plan, “Committee” will be deemed to refer to the Board for all purposes under the Plan.

2.13    “Common Stock” means the shares of common stock, $0.0001 par value per share, of the Company. Unless otherwise determined by the Committee, the Common Stock subject to any Award must constitute “service recipient stock” under Section 409A (or otherwise not subject the Award to Section 409A).

2.14    “Company” means Paya Holdings Inc., a Delaware corporation, and its successors by operation of law.

2.15    “Consultant” means an advisor or consultant to the Company or an Affiliate.

2.16    “Disability” has the meaning set forth in the Participant’s Award Agreement.

2.17    “Effective Date” has the meaning set forth in Section 1.2.

2.18    “Eligible Employee” means each employee of the Company or an Affiliate.

2.19    “Eligible Individual” means each Eligible Employee, Non-Employee Director, and Consultant who is designated by the Committee as eligible to receive an Award.

2.20    “Exchange Act” means the Securities Exchange Act of 1934.

2.21    “Fair Market Value” means, as of any date and except as provided below, the last sales price reported for the Common Stock on the applicable date as reported on the principal stock exchange in the United States on which the Common Stock is then listed, or if the Common Stock is not listed, or otherwise reported or quoted, the Committee will determine the Fair Market Value taking into account the requirements of Section 409A. For purposes of the grant of any Award, the applicable date will be the trading day immediately before the date on which the Award is granted. For purposes of any Award granted in connection with the Registration Date, the Fair Market Value will be the public offering price in the initial public offering as set forth on the cover of the final prospectus. For purposes of the purchase of any Award, the applicable date will be the date a notice of purchase is received by the Company or, if not a day on which the applicable market is open, the next day that it is open.

2.22    “Family Member” means the Participant’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than 50% of the voting interests.

2.23    “GAAP” means generally accepted accounting principles.

2.24    “Incentive Stock Option” or “ISO” means any Stock Option awarded to an Eligible Employee of the Company, its Subsidiaries, or any Parent intended to be and designated as an “incentive stock option” within the meaning of Code Section 422.

2.25    “Incumbent Directors” has the meaning set forth in Section 11.2(b).

2.26    “Lead Underwriter” has the meaning set forth in Section 13.21.

2.27    “Lock-Up Period” has the meaning set forth in Section 13.21.

2.28    “Non-Employee Director” means a member of the Board or the board of directors of an Affiliate who is not an active employee of the Company or an Affiliate.

Annex B-2

2.29    “Nonstatutory Stock Option” means any Stock Option that is not an ISO.

2.30    “Other Cash-Based Award” means an award granted to an Eligible Individual under Section 10.3 that is payable in cash at the time or times and subject to the terms and conditions determined by the Committee.

2.31    “Other Share-Based Award” means an award granted to an Eligible Individual under Article X that is valued in whole or in part by reference to, or is payable in or otherwise based on, Common Stock, including an award valued by reference to an Affiliate.

2.32    “Parent” means any parent corporation of the Company within the meaning of Code Section 424(e).

2.33    “Participant” means an Eligible Individual who has been granted, and holds, an Award.

2.34    “Performance Award” means an an award granted to an Eligible Individual under Article IX contingent upon achieving specified Performance Goals.

2.35    “Performance Goals” means goals established by the Committee as contingencies for Awards to vest or become exercisable or distributable, which are based on performance criteria selected by the Committee.

2.36    “Performance Period” means the designated period during which Performance Goals must be satisfied with respect to a Performance Award.

2.37    “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, and a government or any branch, department, agency, political subdivision, or official thereof.

2.38    “Plan” means this Paya Holdings Inc. Omnibus Incentive Plan, as may be amended from time to time.

2.39    “Proceeding” has the meaning set forth in Section 13.10.

2.40    “Registration Date” means the date on which the Company consummates the sale of its Common Stock in a bona fide, firm commitment underwriting pursuant to a registration statement under the Securities Act.

2.41    “Restricted Shares” means restricted Shares granted to an Eligible Individual under Article VIII.

2.42    “Restriction Period” has the meaning set forth in Section 8.3(a).

2.43    “Rule 16b-3” means Rule 16b3 under Section 16(b) of the Exchange Act.

2.44    “Section 409A” means Code Section 409A.

2.45    “Securities Act” means the Securities Act of 1933.

2.46    “Separation from Service” means, unless otherwise determined by the Committee or the Company, the termination of the applicable Participant’s employment with, and performance of services for, the Company and all Affiliates, including by reason of the fact that the Participant’s employer or other service recipient ceases to be an Affiliate of the Company. Unless otherwise determined by the Committee, if a Participant’s employment or service with the Company or an Affiliate terminates but the Participant continues to provide services to the Company or an Affiliate in a Non-Employee Director capacity or as an Eligible Employee or Consultant, as applicable, such change in status will not be considered a Separation from Service. Approved temporary absences from employment because of illness, vacation, or leave of absence and transfers among the Company and its Affiliates will not be considered Separations from Service. Notwithstanding the foregoing definition of Separation from Service, with respect to any Award that constitutes nonqualified deferred compensation under Section 409A, “Separation from Service” means a “separation from service” as defined under Section 409A.

2.47    “Share” means a share of Common Stock.

2.48    “Share Reserve” has the meaning set forth in Section 4.1.

Annex B-3

2.49    “Stock Appreciation Right” means a right granted to an Eligible Individual under Article VII to receive an amount in cash or Shares equal to the difference between (a) the Fair Market Value of a Share on the date such right is exercised and (b) the per Share exercise price of such right.

2.50    “Stock Option” means an option to purchase Shares granted to an Eligible Individual under Article VI.

2.51    “Stockholder” means a stockholder of the Company.

2.52    “Subsidiary” means any subsidiary corporation of the Company within the meaning of Code Section 424(f).

2.53    “Ten Percent Stockholder” means a Person owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, its Subsidiaries, or any Parent.

2.54    “Transfer” means (a) when used as a noun, any direct or indirect transfer, sale, assignment, pledge, hypothecation, encumbrance, or other disposition, whether for value or no value and whether voluntary or involuntary, and (b) when used as a verb, to directly or indirectly transfer, sell, assign, pledge, encumber, charge, hypothecate, or otherwise dispose of, whether for value or for no value and whether voluntarily or involuntarily. “Transferred” and “Transferable” have a correlative meaning under the Plan.

Article III
ADMINISTRATION

3.1      Committee. The Plan will be administered and interpreted by the Committee. To the extent required by Applicable Law, it is intended that each member of the Committee will qualify as (a) a “non-employee director” under Rule 16b-3 and (b) an “independent director” under the rules of the principal stock exchange in the United States on which the Common Stock is then listed, as applicable. If it is later determined that one or more members of the Committee do not so qualify, actions taken by the Committee before such determination will be valid despite such failure to qualify.

3.2      Authority of the Committee. The Committee will have full authority to grant, under the terms and conditions of the Plan, to Eligible Individuals: (i) Stock Options, (ii) Stock Appreciation Rights, (iii) Restricted Shares, (iv) Performance Awards, (v) Other Share-Based Awards, and (vi) Other Cash-Based Awards. In particular, the Committee will have the authority:

(a)     to select the Eligible Individuals to whom Awards may be granted;

(b)    to determine whether and to what extent Awards, or any combination thereof, are to be granted to one or more Eligible Individuals;

(c)     to determine the number of Shares to be covered by each Award;

(d)    to determine the terms and conditions, not inconsistent with the terms and conditions of the Plan, of all Awards (including the exercise or purchase price (if any), any restriction or limitation, any vesting schedule or acceleration thereof, Performance Goals, or any forfeiture restrictions or waiver thereof regarding any Award and/or Common Stock relating thereto);

(e)     to determine the amount of cash to be covered by each Award;

(f)     to determine whether, to what extent, and under what circumstances grants of Stock Options and other Awards are to operate on a tandem basis or in conjunction with or apart from other awards made by the Company outside of the Plan;

(g)    to determine whether and under what circumstances an Award may be settled in cash, Common Stock, or Restricted Shares;

(h)    to determine whether a Stock Option is an ISO or Nonstatutory Stock Option;

(i)     to impose a “blackout” period during which Stock Options may not be exercised;

Annex B-4

(j)     to determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of Shares acquired upon the exercise of an Award for a period of time as determined by the Committee after the date of the acquisition of such Award; and

(k)    to modify, waive, extend, renew, or adjust the terms and conditions of an Award (including the acceleration of vesting, waiver of forfeiture restrictions, modification of the form of settlement of the Award (for example, from cash to Shares or vice versa), early termination of a performance period, or modification of any other condition or limitation regarding an Award, including Performance Goals), subject to Section 6.4(l) and Article XII.

3.3      Guidelines. Subject to Article XII, the Committee will have the authority to adopt, alter, and repeal such administrative rules, guidelines, and practices governing the Plan and perform all acts, including the delegation of its responsibilities as set forth in Section 3.4 (to the extent permitted by Applicable Law), as it may deem advisable; to construe and interpret the Plan, all Awards, and all Award Agreements (and in each case any agreements relating thereto); and to otherwise supervise the administration of the Plan. The Committee may correct any defect, supply any omission, or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it deems necessary to effectuate the purpose and intent of the Plan. The Committee may adopt special terms and conditions for Persons who are residing in, or employed in, or subject to the taxes of, any domestic or foreign jurisdictions to comply with Applicable Law. Notwithstanding the foregoing terms and conditions of this Section 3.3, no action of the Committee under this Section 3.3 may materially and adversely affect the rights of any Participant without the Participant’s consent. To the extent applicable, the Plan is intended to comply with the applicable requirements of Rule 16b-3, and the Plan will be limited, construed, and interpreted in a manner so as to comply therewith.

3.4      Delegation of Authority. The Committee may delegate any or all of its powers and duties under the Plan to a subcommittee of directors or to any officer of the Company, including the power to perform administrative functions and grant Awards; provided, that such delegation does not (i) violate Applicable Law, or (ii) result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Company. Upon any such delegation, all references in the Plan to the “Committee,” other than in Section 4.2 and Article XI, shall be deemed to include any subcommittee or officer of the Company to whom such powers have been delegated by the Committee. Any such delegation shall not limit the right of such subcommittee members or such an officer to receive Awards; provided, however, that such subcommittee members and any such officer may not grant Awards to himself or herself, a member of the Board, or any executive officer of the Company or an Affiliate, or take any action with respect to any Award previously granted to himself or herself, a member of the Board, or any executive officer of the Company or an Affiliate. The Committee may also appoint agents who are not executive officers of the Company or members of the Board to assist in administering the Plan, provided, however, that such individuals may not be delegated the authority to grant or modify any Awards that will, or may, be settled in Shares.

3.5      Sole Discretion; Decisions Final. Any decision, interpretation, or other action made or taken by or at the direction of the Company, the Board, or the Committee (or any of their members) arising out of or in connection with the Plan will be within the sole and absolute discretion of all and each of them, as the case may be, and will be final, binding, and conclusive on the Company and all employees and Participants and their respective heirs, executors, administrators, successors, and assigns and all other Persons having an interest in the Plan.

3.6      Designation of Consultants/Liability.

(a)     The Committee may designate employees of the Company and professional advisors to assist the Committee in the administration of the Plan and may grant authority to officers to grant Awards and execute agreements and other documents on behalf of the Committee, in each case to the extent permitted by Applicable Law. In the event of any designation of authority hereunder, subject to Applicable Law and any terms and conditions imposed by the Committee in connection with such designation, such designee or designees will have the power and authority to take such actions, exercise such powers, and make such determinations that are otherwise specifically designated to the Committee hereunder.

Annex B-5

(b)    The Committee may employ such legal counsel, consultants, and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant or agent. Expenses incurred by the Committee or the Board in the engagement of any such counsel, consultant, or agent will be paid by the Company. The Committee, its members, and any Person designated under Section 3.6(a) will not be liable for any action or determination made in good faith with respect to the Plan. To the maximum extent permitted by Applicable Law, no officer of the Company or member or former member of the Committee or of the Board will be liable for any action or determination made in good faith with respect to the Plan or any Award.

3.7      Indemnification. To the maximum extent permitted by Applicable Law and the Certificate of Incorporation and by-laws of the Company and to the extent not covered by insurance directly insuring such Person, each officer and employee of the Company and each Affiliate and member or former member of the Committee and the Board will be indemnified and held harmless by the Company against all costs and expenses and liabilities, and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the administration of the Plan, except to the extent arising out of such officer’s, employee’s, member’s, or former member’s own fraud or bad faith. Such indemnification will be in addition to any right of indemnification the employees, officers, directors, or members or former officers, directors, or members may have under Applicable Law or under the Certificate of Incorporation or by-laws of the Company or an Affiliate. Notwithstanding any other term or condition of the Plan, this indemnification will not apply to the actions or determinations made by an individual with regard to Awards granted to himself or herself.

Article IV
SHARE LIMITATION

4.1      Shares.

(a)     Share Limits and Counting.

(i)     The maximum number of Shares available for issuance with respect to Awards under the Plan may not exceed 8,800,000 Shares (subject to any increase or decrease under this Section 4.1 or Section 4.2) (the “Share Reserve”). The Shares to be delivered under the Plan shall be made available from (i) authorized and unissued Shares, (ii) Shares held in or acquired for the treasury of the Company, or (iii) previously issued Shares reacquired by the Company, including shares purchased on the open market. The maximum number of Shares with respect to which ISOs may be granted is 8,800,000 Shares.

(ii)     If any Stock Option, Stock Appreciation Right, or Other Share-Based Award expires, terminates, or is canceled for any reason without having been exercised in full, the number of Shares underlying such Award will be added back to the Share Reserve. If any Restricted Shares, Performance Awards, or Other Share-Based Awards denominated in Shares are forfeited for any reason, the number of Shares underlying such Award will be added back to the Share Reserve. Any Award settled in cash will not count against the Share Reserve. For the avoidance of doubt, the following Shares shall not be added back to the Share Reserve: (A) Shares withheld or surrendered to the Company in payment of any exercise or purchase price of a Stock Option or Stock Appreciation Right, (B) Shares withheld or surrendered to the Company in payment of any taxes relating to an Award, and (C) Shares repurchased on the open market with the proceeds from the exercise price of a Stock Option.

(iii)   Awards may be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). Substitute Awards will not count against the Share Reserve; provided, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding Stock Options intended to qualify as ISOs will count against the ISO limit above. Additionally, in the event that a company acquired by the Company or any Subsidiary or with

Annex B-6

which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may, if and to the extent determined by the Board and subject to compliance with applicable stock exchange requirements, be used for Awards under the Plan and shall not reduce the Share Reserve; provided, that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not, prior to such acquisition or combination, employed by (and who were not non-employee directors or other service providers of) the Company or any Subsidiary immediately prior to such acquisition or combination.

(b)    Annual Non-Employee Director Award Limitation. The maximum value of Awards granted during any calendar year to any Non-Employee Director may not exceed $400,000 in total value (based on the Fair Market Value of the Shares underlying the Award as of the grant date for Restricted Shares and Other Share-Based Awards, and based on the grant date fair value for accounting purposes for Stock Options and Stock Appreciation Rights); provided, that for any calendar year in which a Non-Employee Director (i) first commences service on the Board, (ii) serves on a special committee of the Board, or (iii) serves as lead director or chairperson of the Board, additional Awards may be granted to such Non-Employee Director in excess of such limit.

4.2      Changes.

(a)     The existence of the Plan and any Awards will not affect in any way the right or power of the Board, the Committee, or the Stockholders to make or authorize (i) any adjustment, recapitalization, reorganization, or other change in the Company’s capital structure or its business, (ii) any merger or consolidation of the Company or any Affiliate, (iii) any issuance of bonds, debentures, preferred, or prior preference stock ahead of or affecting the Common Stock, (iv) the dissolution or liquidation of the Company or any Affiliate, (v) any sale or transfer of all or part of the assets or business of the Company or any Affiliate, or (vi) any other corporate act or proceeding.

(b)    Subject to Section 11.1:

(i)     In the event of any change in the outstanding Common Stock or in the capital structure of the Company by reason of any stock split, reverse stock split, recapitalization, reorganization, merger, consolidation, combination, division, exchange, spin off, extraordinary stock dividend, or other relevant change in capitalization, Awards will be equitably adjusted or substituted to the extent necessary to preserve the economic intent of such Awards, as determined by the Committee.

(i)     The Committee may adjust the Performance Goals applicable to any Awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by GAAP or as identified in the Company’s financial statements, notes to the financial statements, management’s discussion and analysis, or other Company public filing.

(ii)    Fractional Shares resulting from any adjustment in Awards under this Section 4.2(b) will be aggregated until, and eliminated at, the time of exercise or payment by rounding down to the nearest whole number. No cash settlements will be required with respect to fractional Shares eliminated by rounding. Notice of any adjustment will be given by the Committee to each Participant whose Award has been adjusted and such adjustment (whether or not such notice is given) will be effective and binding for all purposes of the Plan.

4.3      Minimum Purchase Price. Notwithstanding any other term or condition of the Plan, if authorized but previously unissued Shares are issued under the Plan, such Shares may not be issued for a consideration that is less than as permitted under Applicable Law.

Annex B-7

Article V
ELIGIBILITY

5.1      General Eligibility. All current and prospective Eligible Individuals are eligible to be granted Awards. Eligibility for the grant of Awards and actual participation in the Plan will be determined by the Committee.

5.2      ISOs. Notwithstanding Section 5.1, only Eligible Employees of the Company, its Subsidiaries, and any Parent are eligible to be granted ISOs.

5.3      General Requirement. The vesting and exercise of Awards granted to a prospective Eligible Individual must be conditioned upon such individual actually becoming an Eligible Employee, Consultant, or Non-Employee Director, respectively.

Article VI
STOCK OPTIONS

6.1      Stock Options. Stock Options may be granted alone or in addition to other Awards. Each Stock Option will be of one of two types: (a) an ISO or (b) a Nonstatutory Stock Option.

6.2      Grants. The Committee will have the authority to grant to any Eligible Employee 1 or more ISOs, Nonstatutory Stock Options, or both types of Stock Options. The Committee will have the authority to grant any Consultant or Non-Employee Director one or more Nonstatutory Stock Options. To the extent that any Stock Option does not qualify as an ISO, such Stock Option or the portion thereof that does not so qualify will constitute a separate Nonstatutory Stock Option.

6.3      ISOs. Notwithstanding any other term or condition of the Plan, no term or condition of the Plan relating to ISOs will be interpreted, amended, or altered, nor will any discretion or authority granted under the Plan be so exercised, so as to disqualify the Plan under Code Section 422, or, without the consent of the Participants affected, to disqualify any ISO under Code Section 422.

6.4      Terms and Conditions of Stock Options. Stock Options will be subject to terms and conditions, not inconsistent with the Plan, determined by the Committee, and the following:

(a)     Exercise Price. The exercise price per Share subject to a Stock Option will be determined by the Committee at the time of grant, provided that the per Share exercise price of a Stock Option may not be less than 100% (or, in the case of an ISO granted to a Ten Percent Stockholder, 110%) of the Fair Market Value of a Share at the grant date.

(b)    Stock Option Term. The term of each Stock Option will be fixed by the Committee, provided that no Stock Option may be exercisable more than 10 years after the date the Stock Option is granted; and provided further that the term of an ISO granted to a Ten Percent Stockholder may not exceed five years.

(c)     Exercisability. Unless otherwise determined by the Committee in accordance with this Section 6.4, Stock Options will be exercisable at the time or times and subject to the terms and conditions determined by the Committee. If the Committee provides that any Stock Option is exercisable subject to certain terms and conditions, the Committee may waive those terms and conditions on the exercisability at any time at or after the time of grant in whole or in part.

(d)    Method of Exercise. Subject to whatever installment exercise and waiting period terms and conditions that may apply under Section 6.4(c), to the extent vested, Stock Options may be exercised in whole or in part at any time during the Stock Option term by giving written notice of exercise to the Company specifying the number of Shares to be purchased. Such notice must be accompanied by payment in full of the exercise price as follows: (i) in cash or by check, bank draft, or money order payable to the order of the Company; (ii) solely to the extent permitted by Applicable Law, if the Common Stock is listed on a national stock exchange, and authorized by the Committee, through a procedure whereby the Participant delivers irrevocable instructions to a broker reasonably acceptable to the Committee to deliver promptly to the Company an amount equal to the exercise price; (iii) to the extent authorized

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by the Committee, having the Company withhold Shares issuable upon exercise of the Stock Option, or by payment in full or in part in the form of Shares owned by the Participant, based on the Fair Market Value of the Shares on the payment date; or (iv) on such other terms and conditions that may be acceptable to, and authorized by, the Committee. No Shares will be issued under the Plan until payment for those Shares has been made or provided for in accordance with the Plan.

(e)     Non-Transferability of Stock Options. No Stock Option will be Transferable by the Participant other than by will or by the laws of descent and distribution, and all Stock Options will be exercisable, during the Participant’s lifetime, only by the Participant, except that the Committee may determine at the time of grant or thereafter that a Nonstatutory Stock Option that is otherwise not Transferable under this Section 6.4(e) is Transferable to a Family Member in whole or in part on terms and conditions that are specified by the Committee. A Nonstatutory Stock Option that is Transferred to a Family Member under the preceding sentence (i) may not be subsequently Transferred other than by will or by the laws of descent and distribution and (ii) remains subject to the Plan and the applicable Award Agreement. Any Shares acquired upon the exercise of a Nonstatutory Stock Option by a permissible transferee of a Nonstatutory Stock Option or a permissible transferee under a Transfer after the exercise of the Nonstatutory Stock Option will be subject to the Plan and the applicable Award Agreement.

(f)     Separation from Service by Death or Disability. Unless otherwise determined by the Committee or as set forth in the applicable Award Agreement, if a Participant’s Separation from Service is by reason of death or Disability, all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant’s Separation from Service may be exercised by the Participant (or in the case of the Participant’s death, by the legal representative of the Participant’s estate) at any time within a period of one year from the date of such Separation from Service, but in no event beyond the expiration of the stated term of such Stock Options; provided, however, that, in the event of a Participant’s Separation from Service by reason of Disability, if the Participant dies within such exercise period, all unexercised Stock Options held by such Participant will thereafter be exercisable, to the extent to which they were exercisable at the time of death, for a period of one year from the date of such death, but in no event beyond the expiration of the stated term of such Stock Options.

(g)    Involuntary Separation from Service without Cause. Unless otherwise determined by the Committee or as set forth in the applicable Award Agreement, if a Participant’s Separation from Service is initiated by the Company without Cause, all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant’s Separation from Service may be exercised by the Participant at any time within a period of 90 days after the date of such Separation from Service, but in no event beyond the expiration of the stated term of such Stock Options.

(h)    Voluntary Resignation. Unless otherwise determined by the Committee or as set forth in the applicable Award Agreement, if a Participant’s Separation from Service is voluntary (other than a voluntary Separation from Service described in Section 6.4(i)(y)), all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant’s Separation from Service may be exercised by the Participant at any time within a period of 90 days from the date of such Separation from Service, but in no event beyond the expiration of the stated term of such Stock Options.

(i)     Separation from Service for Cause. Unless otherwise determined by the Committee or as set forth in the applicable Award Agreement, if a Participant’s Separation from Service (x) is for Cause or (y) is a voluntary Separation from Service (as provided in Section 6.4(h)) after the occurrence of an event that would be grounds for a Separation from Service for Cause, all Stock Options, whether vested or not vested, that are held by such Participant will terminate and expire as of the date of such Separation from Service.

(j)     Unvested Stock Options. Unless otherwise determined by the Committee or as set forth in the applicable Award Agreement, Stock Options that are not vested as of the date of a Participant’s Separation from Service for any reason will terminate and expire as of the date of such Separation from Service.

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(k)    ISO Terms and Conditions. To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Common Stock with respect to which ISOs are exercisable for the first time by an Eligible Employee during any calendar year under the Plan or any other stock option plan of the Company, any Subsidiary, or any Parent exceeds $100,000, such Stock Options will be treated as Nonstatutory Stock Options. In addition, if an Eligible Employee does not remain employed by the Company, any Subsidiary, or any Parent at all times from the time an ISO is granted until three months before the date of exercise thereof (or such other period as required by Applicable Law), such Stock Option will be treated as a Nonstatutory Stock Option. Should any term or condition of the Plan not be necessary in order for the Stock Options to qualify as ISOs, or should any additional terms and conditions be required, the Committee may amend the Plan accordingly.

(l)     Form, Modification, Extension and Renewal of Stock Options. Subject to the terms and conditions of the Plan, Stock Options will be evidenced by such form of agreement or grant as is approved by the Committee, and the Committee may (i) modify, extend, or renew outstanding Stock Options (provided that the rights of a Participant are not materially reduced without such Participant’s consent; and provided, further, that such action does not subject the Stock Options to Section 409A without the consent of the Participant), and (ii) accept the surrender of outstanding Stock Options (to the extent not theretofore exercised) and authorize the granting of new Stock Options in substitution therefor (to the extent not theretofore exercised). Substitute Awards that are Stock Options or Stock Appreciation Rights may have an exercise price that is less than the Fair Market Value of a Share on the date of the substitution if such substitution complies with Section 409A and other applicable laws and exchange rules. Notwithstanding any other term or condition of the Plan, except as provided in the immediately preceding sentence or in connection with a corporate transaction involving the Company in accordance with Section 4.2, the repricing of Options (and Stock Appreciation Rights) is prohibited without prior approval of the Stockholders. For this purpose, a “repricing” means any of the following (or any other action that has the same effect as any of the following): (y) any action that is treated as a “repricing” under GAAP and (z) repurchasing for cash or canceling an Option or a Stock Appreciation Right at a time when its exercise price is greater than the Fair Market Value of the underlying Shares in exchange for another Award. A cancellation and exchange under clause (z) would be considered a “repricing” regardless of whether it is treated as a “repricing” under GAAP and regardless of whether it is voluntary on the part of the Participant.

(m)   Early Exercise. The Committee may provide that a Stock Option include a term or condition whereby the Participant may elect at any time before the Participant’s Separation from Service to exercise the Stock Option as to any part or all of the Shares subject to the Stock Option before the full vesting of the Stock Option and such Shares will be subject to the terms and conditions of Article VIII and be treated as Restricted Shares. Unvested Shares so exercised may be subject to a repurchase option in favor of the Company or to any other restriction the Committee may determine.

(n)    Automatic Exercise. The Committee may include a term or condition in an Award Agreement providing for the automatic exercise of a Nonstatutory Stock Option on a cashless basis on the last day of the term of such Stock Option if the Participant has failed to exercise the Nonstatutory Stock Option as of such date, with respect to which the Fair Market Value of the Shares underlying the Nonstatutory Stock Option exceeds the exercise price of such Nonstatutory Stock Option on the date of expiration of such Stock Option, subject to Section 13.5.

Article VII
STOCK APPRECIATION RIGHTS

7.1      Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights will be subject to terms and conditions, not inconsistent with the Plan, determined by the Committee, and the following:

(a)     Exercise Price. The exercise price per Share subject to a Stock Appreciation Right will be determined by the Committee at the time of grant, provided that the per Share exercise price of a Stock Appreciation Right will not be less than 100% of the Fair Market Value of a Share at the time of grant.

(b)    Term. The term of each Stock Appreciation Right will be fixed by the Committee, but may not be greater than 10 years after the date the right is granted.

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(c)     Exercisability. Unless otherwise determined by the Committee in accordance with this Section 7.1, Stock Appreciation Rights will be exercisable at the time or times and subject to the terms and conditions determined by the Committee or as set forth in the applicable Award Agreement. If the Committee provides that any such right is exercisable subject to certain terms and conditions, the Committee may waive those terms and conditions on the exercisability at any time at or after grant in whole or in part.

(d)    Method of Exercise. Subject to whatever installment exercise and waiting period terms and conditions apply under Section 7.1(c), Stock Appreciation Rights may be exercised in whole or in part at any time in accordance with the applicable Award Agreement, by giving written notice of exercise to the Company specifying the number of Stock Appreciation Rights to be exercised.

(e)     Payment. Upon the exercise of a Stock Appreciation Right, a Participant will be entitled to receive, for each right exercised, up to, but no more than, an amount in cash or Common Stock (as chosen by the Committee) equal in value to the excess of the Fair Market Value of one Share on the date that the right is exercised over the Fair Market Value of one Share on the date that the right was awarded to the Participant.

(f)     Separation from Service. Unless otherwise determined by the Committee, subject to the applicable Award Agreement and the Plan, upon a Participant’s Separation from Service for any reason, Stock Appreciation Rights will remain exercisable after a Participant’s Separation from Service on the same basis as Stock Options would be exercisable after a Participant’s Separation from Service in accordance with Sections 6.4(f) through 6.4(j).

(g)    Non-Transferability. No Stock Appreciation Rights will be Transferable by the Participant other than by will or by the laws of descent and distribution, and all such rights will be exercisable, during the Participant’s lifetime, only by the Participant.

7.2      Automatic Exercise. The Committee may include a term or condition in an Award Agreement providing for the automatic exercise of a Stock Appreciation Right on a cashless basis on the last day of the term of the Stock Appreciation Right if the Participant has failed to exercise the Stock Appreciation Right as of such date, with respect to which the Fair Market Value of the Shares underlying the Stock Appreciation Right exceeds the exercise price of such Stock Appreciation Right on the date of expiration of such Stock Appreciation Right, subject to Section 13.5.

Article VIII
RESTRICTED SHARES

8.1      Restricted Shares. Restricted Shares may be issued either alone or in addition to other Awards. The Committee will determine the Eligible Individuals, to whom, and the time or times at which, grants of Restricted Shares will be made, the number of Restricted Shares to be awarded, the price (if any) to be paid by the Participant (subject to Section 8.2), the time or times within which such Awards will be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the Awards.

8.2      Awards and Certificates. Participants selected to receive Restricted Shares will not have any right with respect to the Award, unless and until the Participant has delivered a fully executed copy of the agreement evidencing the Award to the Company, to the extent required by the Committee, and has otherwise complied with the applicable terms and conditions of the Award. Further, such Award will be subject to the following:

(a)     Purchase Price. The purchase price of Restricted Shares will be fixed by the Committee. Subject to Section 4.3, the purchase price for Restricted Shares may be zero to the extent permitted by Applicable Law, and, to the extent required by Applicable Law, such purchase price may not be less than par value.

(b)    Acceptance. Awards of Restricted Shares must be accepted within a period of 60 days (or such shorter period as the Committee may specify at grant or in the Participant’s Award Agreement) after the grant date, by executing an Award Agreement and by paying whatever price (if any) the Committee has designated thereunder.

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(c)     Legend. Each Participant receiving Restricted Shares will be issued a stock certificate in respect of the Restricted Shares, unless the Committee elects to use another system, such as book entries by the transfer agent, as evidencing ownership of Restricted Shares. Such certificate will be registered in the name of the Participant, and will, in addition to any legends required by Applicable Law, bear an appropriate legend referring to the terms and conditions applicable to the Award, substantially in the following form:

“The anticipation, alienation, attachment, sale, transfer, assignment, pledge, encumbrance, or charge of the restricted shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Paya Holdings Inc. (the “Company”) Omnibus Incentive Plan (the “Plan”) and an award agreement entered into between the registered owner and the Company dated __________ (the “Agreement”). Copies of such Plan and Agreement are on file at the principal office of the Company.”

(d)    Custody. If stock certificates are issued in respect of Restricted Shares, the Committee may require that any stock certificates evidencing such Shares be held in custody by the Company until the restrictions thereon have lapsed, and that, as a condition of any grant of Restricted Shares, the Participant must deliver a duly signed stock power or other instruments of assignment, each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Company, which would permit transfer to the Company of all or a portion of the Restricted Shares in the event that such Award is forfeited in whole or part.

8.3      Terms and Conditions. Restricted Shares will be subject to terms and conditions, not inconsistent with the Plan, determined by the Committee, and the following:

(a)     Restriction Period. The Participant is not permitted to Transfer Restricted Shares during the period or periods set by the Committee (the “Restriction Period”) commencing on the date of such Award, as set forth in the applicable Award Agreement, and such agreement will set forth a vesting schedule and any event that would accelerate vesting of the Restricted Shares. Within these limits, based on service, attainment of Performance Goals, or such other factors or criteria as the Committee may determine, the Committee may condition the grant or provide for the lapse of such restrictions in installments in whole or in part, or may accelerate the vesting of all or any part of any Restricted Shares and waive the deferral terms and conditions for all or any part of any Restricted Shares.

(b)    Rights as a Stockholder. Except as provided in Section 8.3(a) and this Section 8.3(b) or as otherwise determined by the Committee, the Participant will have, with respect to Restricted Shares, all of the rights of a Stockholder, including the right to receive dividends, the right to vote such Restricted Shares, and, subject to and conditioned upon the full vesting of Restricted Shares, the right to tender those Shares. The Committee may determine that the payment of dividends will be deferred until, and conditioned upon, the expiration of the applicable Restriction Period.

(c)     Separation from Service. Unless otherwise determined by the Committee, subject to the applicable Award Agreement and the Plan, upon a Participant’s Separation from Service for any reason during the relevant Restriction Period, all Restricted Shares will be forfeited.

(d)    Lapse of Restrictions. If and when the Restriction Period expires without a prior forfeiture of the Restricted Shares, the certificates for such Shares will be delivered to the Participant. All legends will be removed from said certificates at the time of delivery to the Participant, except as otherwise required by Applicable Law or other terms and conditions imposed by the Committee.

Article IX
PERFORMANCE AWARDS

9.1      Performance Awards. The Committee may grant a Performance Award to a Participant payable upon the attainment of specific Performance Goals. Each Performance Award will be evidenced by an Award Agreement in such form that is not inconsistent with the Plan and that the Committee may approve. The Committee will condition the right to payment of any Performance Award upon the attainment of Performance Goals established under Section 9.2(c). Performance Awards may be paid in cash, Common Stock, other property or any combination thereof, as determined by the Committee.

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9.2      Terms and Conditions. Performance Awards will be subject to terms and conditions, not inconsistent with the Plan, determined by the Committee, and the following:

(a)     Earning of Performance Award. At the expiration of the applicable Performance Period, the Committee will determine the extent to which the Performance Goals established under Section 1.1(a) are achieved and the percentage of each Performance Award that has been earned.

(b)    Non-Transferability. Subject to the applicable Award Agreement and the Plan, Performance Awards may not be Transferred.

(c)     Performance Goals. The Committee will establish the objective Performance Goals for the earning of Performance Awards based on a Performance Period applicable to each Participant or class of Participants in writing before the beginning of the applicable Performance Period or at such later date while the outcome of the Performance Goals is substantially uncertain. Such Performance Goals may incorporate terms and conditions for disregarding (or adjusting for) changes in accounting methods, corporate transactions, and other similar type events or circumstances.

(d)    Dividends. Unless otherwise determined by the Committee at the time of grant or as set forth in the applicable Award Agreement, amounts equal to dividends declared during the Performance Period with respect to the number of Shares covered by a Performance Award will not be paid to the Participant.

(e)     Payment. After the Committee’s determination in accordance with Section 9.2(a), the Company will settle Performance Awards, in such form as determined by the Committee, in an amount equal to such Participant’s earned Performance Awards. Notwithstanding the foregoing sentence, the Committee may award an amount less than the earned Performance Awards and subject the payment of all or part of any Performance Award to additional vesting, forfeiture, and deferral terms and conditions.

(f)     Separation from Service. Upon a Participant’s Separation from Service for any reason during the Performance Period for a Performance Award, the Performance Award will vest or be forfeited in accordance with the terms and conditions established by the Committee or set forth in the Participant’s Award Agreement, subject to the Plan.

(g)    Accelerated Vesting. Based on service, performance, and any other factors or criteria the Committee may determine, the Committee may, at or after grant, accelerate the vesting of all or any part of any Performance Award.

Article X
OTHER STOCK-BASED AND CASH-BASED AWARDS

10.1    Other Share-Based Awards. The Committee is authorized to grant to Eligible Individuals Other Share-Based Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to Shares, including Shares awarded purely as a bonus and not subject to terms or conditions, Shares in payment of the amounts due under an incentive or performance plan sponsored or maintained by the Company or an Affiliate, stock equivalent units, restricted stock units (RSUs), and Awards valued by reference to book value of Shares. Other Share-Based Awards may be granted either alone or in addition to or in tandem with other Awards. Subject to the terms and conditions of the Plan, the Committee has the authority to determine the Eligible Individuals to whom, and the time or times at which, Other Share-Based Awards will be granted, the number of Shares to be granted under such Awards, and all other terms and conditions of the Awards.

10.2    Terms and Conditions. Other Share-Based Awards will be subject to terms and conditions, not inconsistent with the Plan, determined by the Committee, and the following:

(a)     Non-Transferability. Subject to the applicable Award Agreement and the Plan, Shares subject to Other Share-Based Awards may not be Transferred before the date on which the Shares are issued, or, if later, the date on which any applicable restriction, performance, or deferral period lapses.

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(b)    Dividends. Unless otherwise determined by the Committee, subject to the applicable Award Agreement and the Plan, the recipient of an Other Share-Based Award will not be entitled to receive, currently or on a deferred basis, dividends or dividend equivalents in respect of the number of Shares covered by the Award.

(c)     Vesting. All Other Share-Based Awards and any Shares covered by those awards will vest or be forfeited to the extent so provided in the Award Agreement.

(d)    Price. Common Stock issued on a bonus basis under this Article X may be issued for no cash consideration. Common Stock purchased under a purchase right awarded under this Article X will be priced as determined by the Committee.

10.3    Other Cash-Based Awards. The Committee may grant Other Cash-Based Awards to Eligible Individuals in amounts, on terms and conditions, and for consideration, including no consideration or such minimum consideration as may be required by Applicable Law. Other Cash-Based Awards may be granted subject to the satisfaction of vesting terms and conditions or may be awarded purely as a bonus and not subject to terms and conditions, and if subject to vesting, the Committee may accelerate such vesting at any time.

Article XI
CHANGE IN CONTROL

11.1    Benefits. In the event of a Change in Control (as defined below), and except as otherwise determined by the Committee in an Award Agreement, a Participant’s unvested Awards will not vest automatically and will be treated in accordance with one or more of the following methods as determined by the Committee:

(a)     Awards, whether or not then vested, will be continued, assumed, or have new rights substituted therefor, and restrictions to which Restricted Shares or any other Award granted before the Change in Control are subject will not lapse upon the Change in Control and the Restricted Shares or other Awards will receive the same distribution as other Common Stock on such terms and conditions as determined by the Committee, provided that the Committee may decide to award additional Restricted Shares or other Awards in lieu of any cash distribution.

(b)    The Committee may provide for the purchase of any Awards by the Company or an Affiliate for an amount of cash equal to the excess (if any) of the Change in Control Price (as defined below) of the Shares covered by such Awards, over the aggregate purchase or exercise price of such Awards; provided, however, that if the exercise price of an Option or Stock Appreciation Right exceeds the Change in Control Price, such Award may be cancelled for no consideration. For purposes of the Plan, “Change in Control Price” means the highest price per Share paid in any transaction related to a Change in Control.

(c)     The Committee may terminate all outstanding and unexercised Stock Options, Stock Appreciation Rights, and other Other Share-Based Awards that provide for a Participant-elected exercise, effective as of the Change in Control, by delivering notice of termination to each Participant at least 20 days before the date of consummation of the Change in Control, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Change in Control, each affected Participant will have the right to exercise in full all of the Participant’s Awards that are then outstanding (without regard to any terms and conditions on exercisability otherwise contained in the Award Agreements), but any such exercise will be contingent on the occurrence of the Change in Control, and provided that if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto will be null and void.

(d)    The Committee may terminate any Award (or portion of an Award) that is unvested as of the Change in Control for no consideration.

(e)     The Committee may make any other determination as to the treatment of Awards in connection with a Change in Control (including accelerating all or a portion of any outstanding Awards). The treatment of Awards need not be the same for all Participants. Any escrow, holdback, earnout, or similar terms and conditions in the definitive agreements relating to the Change in Control may apply to any payment to the holders of Awards to the same extent and in the same manner as such terms and conditions apply to the holders of Shares.

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11.2    Change in Control. Unless otherwise determined by the Committee in the applicable Award Agreement or other written agreement with a Participant approved by the Committee, a “Change in Control” means:

(a)     any “person,” as that term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the Stockholders in substantially the same proportions as their ownership of Common Stock), becomes the beneficial owner (as defined in Rule 13d3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities, excluding for purposes herein, acquisitions pursuant to a Business Combination (as defined below) that does not constitute a Change in Control as defined herein;

(b)    during any period of 24 consecutive calendar months, individuals who were directors serving on the Board on the first day of such period (the “Incumbent Directors”) cease for any reason to constitute a majority of the Board; provided, however, that any individual becoming a director after the first day of such period whose election, or nomination for election, by the Stockholders was approved by a vote of at least 2/3 of the Incumbent Directors will be considered as though such individual were an Incumbent Director, but excluding, for purposes of this proviso, any such individual whose initial assumption of office occurs as a result of an actual or threatened proxy contest with respect to election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a “person” (as used in Section 13(d) of the Exchange Act), in each case other than the Board;

(c)     consummation of a reorganization, merger, consolidation, or other business combination (any of the foregoing, a “Business Combination”) of the Company or any direct or indirect subsidiary of the Company with any other corporation, in any case with respect to which the Company voting securities outstanding immediately before such Business Combination do not, immediately after such Business Combination, continue to represent (either by remaining outstanding or being converted into voting securities of the Company or any ultimate parent thereof) more than 50% of the then outstanding voting securities entitled to vote generally in the election of directors of the Company (or its successor) or any ultimate parent thereof after the Business Combination; or

(d)    a complete liquidation or dissolution of the Company or the consummation of a sale or disposition by the Company of all or substantially all of the Company’s assets other than the sale or disposition of all or substantially all of the assets of the Company to a Person or Persons who beneficially own, directly or indirectly, 50% or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale.

For purposes of Section 11.2(a) and (c), acquisitions of securities of the Company by GTCR Fund XI/B LP, GTCR Fund XI/C LP, GTCR Co-Invest XI LP, any of their respective Affiliates, or any investment vehicle or fund controlled by or managed by, or otherwise affiliated with, GTCR Golder Rauner, L.L.C., GTCR Golder Rauner II, L.L.C, GTCR Management XI LLC, and/or GTCR LLC shall not constitute a Change in Control. Notwithstanding the foregoing terms and conditions of this definition, with respect to any Award that is characterized as “nonqualified deferred compensation” within the meaning of Section 409A, an event will not be considered to be a Change in Control under the Plan for purposes of payment of such Award unless such event is also a “change in control event” within the meaning of Section 409A.

Article XII
AMENDMENT AND TERMINATION

12.1    Amendment and Termination of Plan. Subject to Section 12.3, the Board or the Committee may amend or terminate the Plan at any time; provided, however, that no amendment will be effective unless approved by the Stockholders to the extent Stockholder approval is necessary to satisfy any Applicable Laws.

12.2    Amendment of Awards. Subject to Section 12.3, the Board or the Committee may amend any Award at any time; provided, however, that no amendment will be effective unless approved by the Stockholders to the extent Stockholder approval is necessary to satisfy any Applicable Laws.

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12.3    No Impairment of Rights. Subject to Article IV, Section 11.1, or as otherwise specifically provided herein, rights under any Award granted before amendment or termination of the Plan or amendment of an Award may not be materially and adversely affected by any such amendment or termination unless the Participant consents in writing. Notwithstanding anything herein to the contrary, the Board or the Committee may amend the Plan or any Award Agreement at any time without a Participant’s consent to comply with Applicable Law, including Section 409A.

Article XIII
GENERAL TERMS AND CONDITIONS

13.1    Legend. The Committee may require each person receiving Shares under the Plan to represent to and agree with the Company in writing that the Participant is acquiring the Shares without a view to distribution thereof. In addition to any legend required by the Plan, the certificates for Shares issued under the Plan may include any legend that the Committee deems appropriate to reflect any restrictions on Transfer. All certificates for Shares delivered under the Plan will be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under Applicable Law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

13.2    Book Entry. Notwithstanding any other term or condition of the Plan, the Company may elect to satisfy any requirement under the Plan for the delivery of Share certificates through the use of another system, such as book entry.

13.3    Other Plans. Nothing contained in the Plan prevents the Board from adopting other or additional compensation arrangements, subject to Stockholder approval if such approval is required, and such arrangements may be either generally applicable or applicable only in specific cases.

13.4    No Right to Employment/Consultancy/Directorship. Neither the Plan nor the grant of any Award gives any Person any right with respect to continuance of employment, consultancy, or directorship by the Company or any Affiliate, nor does the Plan or the grant of any Award cause any limitation in any way on the right of the Company or any Affiliate by which an employee is employed or a Consultant or Non-Employee Director is retained to terminate such employment, consultancy, or directorship at any time.

13.5    Withholding for Taxes. The Company or an Affiliate, as the case may be, has the right to deduct from payments of any kind otherwise due to a Participant any federal, state, or local taxes of any kind required by Applicable Law to be withheld (a) with respect to the vesting of or other lapse of restrictions applicable to an Award, (b) upon the issuance of any Shares upon the exercise of an Option or Stock Appreciation Right, or (c) otherwise due in connection with an Award. At the time the tax obligation becomes due, the Participant must pay to the Company or the Affiliate, as the case may be, any amount that the Company or Affiliate determines to be necessary to satisfy the tax obligation. The Company or the Affiliate, as the case may be, may require or permit the Participant to satisfy the tax obligation, in whole or in part, (i) by causing the Company or Affiliate to withhold up to the maximum required number of Shares otherwise issuable to the Participant as may be necessary to satisfy such tax obligation or (ii) by delivering to the Company or Affiliate Shares already owned by the Participant. The Shares so delivered or withheld must have an aggregate Fair Market Value equal to the tax obligation. The Fair Market Value of the Shares used to satisfy the tax obligation will be determined by the Company or the Affiliate as of the date that the amount of tax to be withheld is to be determined. To the extent applicable, a Participant may satisfy his or her tax obligation only with Shares that are not subject to any repurchase, forfeiture, unfulfilled vesting, or other similar requirements. Any fraction of a Share required to satisfy tax obligations will be disregarded and the amount due must be paid instead in cash by the Participant.

13.6    No Assignment of Benefits. No Award or other benefit payable under the Plan may, except as otherwise specifically provided by Applicable Law or permitted by the Committee, be Transferable in any manner, and any attempt to Transfer any such benefit will be void, and any such benefit will not in any manner be liable for or subject to the debts, contracts, liabilities, engagements, or torts of any Person who will be entitled to such benefit, nor will it be subject to attachment or legal process for or against such Person.

Annex B-16

13.7    Listing and Other Terms and Conditions.

(a)     Unless otherwise determined by the Committee, as long as the Common Stock is listed on a national stock exchange or system sponsored by a national securities association, the issuance of Shares under an Award will be conditioned upon such Shares being listed on such exchange or system. The Company will have no obligation to issue such Shares unless and until such Shares are so listed, and the right to exercise any Stock Option or other Award with respect to such Shares will be suspended until such listing has been effected.

(b)    If at any time counsel to the Company is of the opinion that any sale or delivery of Shares under an Award is or may be unlawful or result in the imposition of excise taxes on the Company, the Company will have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act or otherwise, with respect to Shares or Awards, and the right to exercise any Stock Option or other Award will be suspended until, in the opinion of said counsel, such sale or delivery would be lawful or would not result in the imposition of excise taxes on the Company.

(c)     Upon termination of any period of suspension under this Section 13.7, any Award affected by such suspension that has not expired or terminated will be reinstated as to all Shares available before such suspension and as to Shares that would otherwise have become available during the period of such suspension, but no such suspension will extend the term of any Award.

(d)    A Participant will be required to supply the Company with certificates, representations, and information that the Company requests and otherwise cooperate with the Company in obtaining any listing, registration, qualification, exemption, consent, and approval the Company determines necessary or appropriate.

13.8    Stockholders Agreement and Other Requirements. Notwithstanding any other term or condition of the Plan, as a condition to the receipt of Shares under an Award, to the extent required by the Committee, the Participant must execute and deliver a Stockholder’s agreement and such other documentation that sets forth certain restrictions on transferability of the Shares acquired under the Plan or pursuant to an Award Agreement, and such other terms and conditions as the Committee may establish. The Company may require the Participant to become a party to any other existing Stockholder agreement (or other agreement).

13.9    Governing Law. The Plan and actions taken in connection with the Plan will be governed and construed in accordance with the laws of the State of Delaware (regardless of the law that might otherwise govern under applicable Delaware principles of conflict of laws).

13.10  Jurisdiction; Waiver of Jury Trial. Any suit, action, or proceeding with respect to the Plan or any Award or Award Agreement, or any judgment entered by any court of competent jurisdiction in respect of the Plan or any Award or Award Agreement, will be resolved only in the courts of the State of Delaware or the United States District Court for the District of Delaware and the appellate courts having jurisdiction of appeals in such courts. In that context, and without limiting the generality of the foregoing, each of the Company and each Participant irrevocably and unconditionally (a) submits in any proceeding relating to the Plan or any Award or Award Agreement, or for the recognition and enforcement of any judgment in respect of the Plan or any Award or Award Agreement (a “Proceeding”), to the exclusive jurisdiction of the courts of the State of Delaware or the United States District Court for the District of Delaware and the appellate courts having jurisdiction of appeals in such courts, and agrees that all claims in respect of any Proceeding will be heard and determined in such state court or, to the extent permitted by Applicable Law, in such federal court, (b) consents that any Proceeding may and will be brought in such courts and waives any objection that the Company or the Participant may have at any time after the Effective Date to the venue or jurisdiction of any Proceeding in any such court or that the Proceeding was brought in an inconvenient court and agrees not to plead or claim the same, (c) waives all right to trial by jury in any Proceeding (whether based on contract, tort, or otherwise) arising out of or relating to the Plan or any Award or Award Agreement, (d) agrees that service of process in any Proceeding may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party, in the case of a

Annex B-17

Participant, at the Participant’s address shown in the books and records of the Company or, in the case of the Company, at the Company’s principal offices, attention to the Chief Financial Officer or Secretary of the Company, and (e) agrees that nothing in the Plan will affect the right to effect service of process in any other manner permitted by the laws of the State of Delaware.

13.11  Other Benefits. No Award will be considered compensation for purposes of computing benefits under any retirement plan of the Company or any Affiliate or affect any benefit under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

13.12  Costs. The Company will bear all expenses associated with administering the Plan, including expenses of issuing Common Stock under Awards.

13.13  No Right to Same Benefits. The terms and conditions of Awards need not be the same with respect to each Participant, and Awards to individual Participants need not be the same in subsequent years (if granted at all).

13.14  Death/Disability. The Committee may require the transferee of a Participant to supply it with written notice of the Participant’s death or Disability and to supply it with a copy of the will (in the case of the Participant’s death) or such other evidence as the Committee deems necessary to establish the validity of the transfer of an Award. The Committee may also require that the agreement of the transferee to be bound by the Plan.

13.15  Section 16(b) of the Exchange Act. All elections and transactions under the Plan by Persons subject to Section 16 of the Exchange Act involving Shares are intended to comply with any applicable exemptive condition under Rule 16b-3.The Committee may establish and adopt written administrative guidelines, designed to facilitate compliance with Section 16(b) of the Exchange Act, as it may deem necessary or proper for the administration and operation of the Plan and the transaction of business thereunder. If the operation of any provision of the Plan would conflict with the intent expressed in this Section 13.15, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

13.16  Section 409A. The Plan is intended to comply Section 409A and will be limited, construed, and interpreted in accordance with such intent. To the extent that any Award is subject to Section 409A, it will be paid in a manner that complies with Section 409A. Notwithstanding any other provision of the Plan, any Plan provision that is inconsistent with Section 409A will be deemed to be amended to comply with Section 409A and to the extent such provision cannot be amended to comply, such provision will be null and void. The Company will have no liability to a Participant, or any other party, if an Award that is intended to be exempt from or compliant with Section 409A is not so exempt or compliant, or for any action taken by the Committee or the Company and, in the event that any amount or benefit under the Plan becomes subject to penalties under Section 409A, responsibility for payment of such penalties will rest solely with the affected Participants and not with the Company. Notwithstanding any other provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” (within the meaning of Section 409A) that are otherwise required to be made under the Plan to a “specified employee” (as defined under Section 409A) as a result of such employee’s separation from service (other than a payment that is not subject to Section 409A) will be delayed for the first six months after such separation from service (or, if earlier, the date of death of the specified employee) and will instead be paid (in a manner set forth in the Award Agreement) upon expiration of such delay period. All installment payments under the Plan will be deemed separate payments for purposes of Section 409A.

13.17  Successor and Assigns. The Plan will be binding on all successors and permitted assigns of a Participant, including the estate of such Participant and the executor, administrator, or trustee of such estate.

13.18  Severability of Terms and Conditions. If any term or condition of the Plan is held invalid or unenforceable, such invalidity or unenforceability will not affect any other term or condition of the Plan, and the Plan will be construed and enforced as if such term or condition had not been included.

13.19  Payments to Minors, Etc. Any benefit payable to or for the benefit of a minor, an incompetent Person, or other Person incapable of receipt thereof will be considered paid when paid to such Person’s guardian or to the party providing or reasonably appearing to provide for the care of such Person, and such payment will fully discharge the Committee, the Board, the Company, all Affiliates, and their employees, agents, and representatives with respect thereto.

Annex B-18

13.20  Lock-Up Agreement. As a condition to the grant of an Award, if requested by the Company and the lead underwriter of any public offering of Common Stock (the “Lead Underwriter”), a Participant must irrevocably agree not to sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, pledge or otherwise transfer or dispose of, any interest in any Common Stock or any securities convertible into, derivative of, or exchangeable or exercisable for, or any other rights to purchase or acquire Common Stock (except Common Stock included in such public offering or acquired on the public market after such offering) during such period of time after the effective date of a registration statement of the Company filed under the Securities Act that the Lead Underwriter may specify (the “LockUp Period”). Each Participant must sign such documents as may be requested by the Lead Underwriter to effect the foregoing. The Company may impose stop-transfer instructions with respect to Common Stock acquired under an Award until the end of such LockUp Period.

13.21  Separation from Service for Cause; Clawbacks; Detrimental Conduct.

(a)     Separation from Service for Cause. The Company may annul an Award if the Participant incurs a Separation from Service for Cause.

(b)    Clawbacks. All awards, amounts, or benefits received or outstanding under the Plan will be subject to clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action in accordance with any Company clawback or similar policy or any Applicable Law (including Section 10D of the Exchange Act and any applicable rules and regulations promulgated thereunder from time to time by the U.S. Securities and Exchange Commission) related to such actions. A Participant’s acceptance of an Award will constitute the Participant’s acknowledgement of and consent to the Company’s application, implementation, and enforcement of any applicable Company clawback or similar policy that may apply to the Participant, whether adopted before or after the Effective Date, and any Applicable Law relating to clawback, cancellation, recoupment, rescission, payback, or reduction of compensation, and the Participant’s agreement that the Company may take any actions that may be necessary to effectuate any such policy or Applicable Law, without further consideration or action.

13.22  Data Protection. A Participant’s acceptance of an Award will be deemed to constitute the Participant’s acknowledgement of and consent to the collection and processing of personal data relating to the Participant so that the Company and the Affiliates can fulfill their obligations and exercise their rights under the Plan and generally administer and manage the Plan. This data will include data about participation in the Plan and Shares offered or received, purchased, or sold under the Plan and other appropriate financial and other data (such as the date on which the Awards were granted) about the Participant and the Participant’s participation in the Plan.

13.23  Unfunded Plan. The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payment as to which a Participant has a fixed and vested interest but that is not yet made to a Participant by the Company, nothing in the Plan gives any Participant any right that is greater than the rights of a general unsecured creditor of the Company. The grant of an Award will not require a segregation of any of the Company’s assets for satisfaction of the Company’s payment obligation under any Award.

13.24  Plan Construction. In the Plan, unless otherwise stated, the following uses apply:

(a)     references to Applicable Law refer to the Applicable Law and any amendments and supplements thereto and any successor Applicable Law, and to all valid and binding rules and regulations promulgated thereunder, court decisions, and other regulatory and judicial authority issued or rendered thereunder, as amended or supplemented, or their successors, as in effect at the relevant time;

(b)    in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until,” and “ending on” (and the like) mean “to and including”;

(c)     indications of time of day will be based upon the time applicable to the location of the principal headquarters of the Company;

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(d)    the words “include,” “includes,” and “including” (and the like) mean “include, without limitation,” “includes, without limitation,” and “including, without limitation” (and the like), respectively;

(e)     all references to articles, sections, and exhibits are to articles, sections, and exhibits in or to the Plan;

(f)     all words used will be construed to be of such gender or number as the circumstances and context require;

(g)    the captions and headings of articles, sections, and exhibits have been inserted solely for convenience of reference and will not be considered a part of the Plan, nor will any of them affect the meaning or interpretation of the Plan;

(h)    any reference to an agreement, plan, policy, form, document, or set of documents, and the rights and obligations of the parties under any such agreement, plan, policy, form, document, or set of documents, will mean the agreement, plan, policy, form, document, or set of documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions, or replacements thereof; and

(i)     all accounting terms not specifically defined will be construed in accordance with GAAP.

Annex B-20

Annex C

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
PAYA HOLDINGS INC.
* * * * *
Under Section 241 of the Delaware General Corporation Law

Pursuant to Section 241 of the General Corporation Law of the State of Delaware, [•], being the [•] of Paya Holdings Inc., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY as follows:

FIRST:    The present name of the Corporation is Paya Holdings Inc. The Corporation was incorporated under the name FinTech Acquisition III Corp. Parent Corp. by the filing of its original Certificate of Incorporation with the Delaware Secretary of State on July 28, 2020 (the “Certificate of Incorporation”).

SECOND:    The Board of Directors of the Corporation, pursuant to a unanimous written consent, adopted resolutions authorizing the Corporation to amend, integrate and restate the Certificate of Incorporation of the Corporation in its entirety to read as set forth in Exhibit A attached hereto and made a part hereof (the “Restated Certificate”).

THIRD:    The Restated Certificate restates and integrates and further amends the Certificate of Incorporation of this Corporation.

FOURTH:    The Restated Certificate was duly adopted in accordance with the provisions of Sections 241 of the General Corporation Law of the State of Delaware, by unanimous written consent of all of the members of the board of directors of the Corporation. The Corporation has not received payment for any of its stock.

* * * * *

Annex C-1

IN WITNESS WHEREOF, Paya Holdings Inc. has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this [•] day of [•], 2020.

PAYA HOLDINGS INC.

By:	/s/
	Name:	[•]
	Title:	[•]

Annex C-2

Exhibit A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
PAYA HOLDINGS INC.

Article One

The name of the corporation is Paya Holdings Inc. (the “Corporation”).

Article Two

The address of the Corporation’s registered office in the State of Delaware is [•]. The name of its registered agent at such address is [•].

Article Three

The nature and purpose of the business of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (“DGCL”).

Article Four

Section 1.     Authorized Shares. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 550,000,000, consisting of two classes as follows:

1.     50,000,000 shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”); and

2.     500,000,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock”).

The Preferred Stock and the Common Stock shall have the designations, rights, powers and preferences and the qualifications, restrictions and limitations thereof, if any, set forth below.

Section 2.     Preferred Stock. The Board of Directors of the Corporation (the “Board of Directors”) is authorized, subject to limitations prescribed by law, to provide, by resolution or resolutions for the issuance of shares of Preferred Stock in one or more series, and with respect to each series, to establish the number of shares to be included in each such series, and to fix the voting powers (if any), designations, powers, preferences, and relative, participating, optional or other special rights, if any, of the shares of each such series, and any qualifications, limitations or restrictions thereof. The powers (including voting powers), preferences, and relative, participating, optional and other special rights of each series of Preferred Stock and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the approval of the Board of Directors and by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in an election of directors, without the separate vote of the holders of the Preferred Stock as a class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Section 3.     Common Stock.

(a)     Except as otherwise provided by the DGCL or this Amended and Restated Certificate of Incorporation (as it may be amended, the “Certificate of Incorporation”) and subject to the rights of holders of any series of Preferred Stock, all of the voting power of the stockholders of the Corporation shall be vested in the holders of the Common Stock. Each share of Common Stock shall entitle the holder thereof to one vote for each share held by such holder on all matters voted upon by the stockholders of the Corporation; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL.

Annex C-3

(b)     Except as otherwise required by law or expressly provided in this Certificate of Incorporation, each share of Common Stock shall have the same powers, rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters.

(c)     Subject to the rights of the holders of Preferred Stock and to the other provisions of applicable law and this Certificate of Incorporation, holders of Common Stock shall be entitled to receive equally, on a per share basis, such dividends and other distributions in cash, securities or other property of the Corporation if, as and when declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

(d)     In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the Corporation’s debts and any other payments required by law and amounts payable upon shares of Preferred Stock ranking senior to the shares of Common Stock upon such dissolution, liquidation or winding up, if any, the remaining net assets of the Corporation shall be distributed to the holders of shares of Common Stock and the holders of shares of any other class or series ranking equally with the shares of Common Stock upon such dissolution, liquidation or winding up, equally on a per share basis. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this Paragraph (d).

(e)     No holder of shares of Common Stock shall be entitled to preemptive or subscription rights.

Article Five

Section 1.     Board of Directors. Except as otherwise provided in this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 2.     Number of Directors. Subject to any rights of the holders of any class or series of Preferred Stock to elect additional directors under specified circumstances or otherwise, the number of directors which shall constitute the Board of Directors shall initially be [•] directors, and the number of directors shall otherwise be fixed from time to time exclusively by resolution of the Board.

Section 3.     Classes of Directors. The directors of the Corporation, other than those who may be elected by the holders of any series of Preferred Stock, shall be divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III.

Section 4.     Election and Term of Office. The directors shall be elected by a plurality of the votes cast; provided that, whenever the holders of any class or series of capital stock of the Corporation are entitled to elect one or more directors pursuant to the provisions of this Certificate of Incorporation (including, but not limited to, any duly authorized certificate of designation), such directors shall be elected by a plurality of the votes cast by such holders. The term of office of the initial Class I directors shall expire at the first annual meeting of stockholders following the date the Common Stock is first publicly traded (the “Closing Date”), the term of office of the initial Class II directors shall expire at the second succeeding annual meeting of stockholders after the Closing Date and the term of office of the initial Class III directors shall expire at the third succeeding annual meeting of the stockholders after the Closing Date. For the purposes hereof, the Board of Directors may assign directors already in office to Class I, Class II and Class III, in accordance with the terms of that certain Director Nomination Agreement, dated on or about [•], 2020 (as amended and/or restated or supplemented in accordance with its terms, the “Nomination Agreement”), by and among the Corporation and the investors named therein. At each annual meeting of stockholders after the Closing Date, directors elected to replace those of a class whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting after their election and until their respective successors shall have been duly elected and qualified. Each director shall hold office until the annual meeting of stockholders for the year in which such director’s term expires and a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Nothing in this Certificate of Incorporation shall preclude a director from serving consecutive terms. Elections of directors need not be by written ballot unless the Bylaws of the Corporation (as amended and/or restated the “Bylaws”) shall so provide.

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Section 5.     Newly-Created Directorships and Vacancies. Subject to the rights of the holders of any series of Preferred Stock then outstanding and except as otherwise set forth in the Nomination Agreement, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, disqualification, removal from office or any other cause may be filled only by resolution of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and may not be filled in any other manner. A director elected or appointed to fill a vacancy shall serve for the unexpired term of his or her predecessor in office and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. A director elected or appointed to fill a position resulting from an increase in the number of directors shall hold office until the next election of the class for which such director shall have been elected or appointed and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

Section 6.     Removal and Resignation of Directors. Subject to the rights of the holders of any series of Preferred Stock then outstanding and notwithstanding any other provision of this Certificate of Incorporation, (i) prior to the first date (the “Trigger Date”) on which GTCR Ultra Holdings, LLC ( “Ultra”) and their Affiliated Companies (as defined herein) cease to beneficially own in the aggregate (directly or indirectly) 40% or more of the voting power of the then outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of directors (“Voting Stock”), directors may be removed with or without cause upon the affirmative vote of stockholders representing at least a majority of the voting power of the then outstanding shares of Voting Stock, voting together as a single class and (ii) on and after the Trigger Date, directors may only be removed for cause and only upon the affirmative vote of stockholders representing at least sixty-six and two-thirds percent (66⅔%) of the voting power of the then outstanding shares of Voting Stock. Any director may resign at any time upon notice in writing or by electronic transmission to the Corporation.

Section 7.     Rights of Holders of Preferred Stock. Notwithstanding the provisions of this ARTICLE FIVE, whenever the holders of one or more series of Preferred Stock shall have the right, voting separately or together by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorship shall be subject to the rights of such series of Preferred Stock. During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, disqualification or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

Section 8.     Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Article Six

Section 1.     Limitation of Liability.

(a)     To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits the Corporation to provide broader exculpation than permitted prior thereto), no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty as a director.

Annex C-5

(b)     Any amendment, repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, repeal or modification with respect to any act, omission or other matter occurring prior to such amendment, repeal or modification.

Article Seven

Section 1.     Action by Written Consent. Prior to the first date (the “Stockholder Consent Trigger Date”) on which Ultra and its Affiliated Companies (as defined herein) cease to beneficially own in the aggregate (directly or indirectly) at least 35% of the voting power of the then outstanding Voting Stock, any action which is required or permitted to be taken by the Corporation’s stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of the Corporation’s stock entitled to vote thereon were present and voted. From and after the Stockholder Consent Trigger Date, any action required or permitted to be taken by the Corporation’s stockholders may be taken only at a duly called annual or special meeting of the Corporation’s stockholders and the power of stockholders to consent in writing without a meeting is specifically denied; provided, however, that any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided the resolutions creating such series of Preferred Stock.

Section 2.     Special Meetings of Stockholders. Subject to the rights of the holders of any series of Preferred Stock then outstanding and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only (i) by or at the direction of the Board of Directors or the Chairman of the Board of Directors pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that the Corporation would have if there were no vacancies or (ii) prior to the Stockholder Consent Trigger Date, by the Chairman of the Board of Directors at the written request of the holders of a majority of the voting power of the then outstanding shares of Voting Stock in the manner provided for in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice of the meeting.

Article Eight

Section 1.     Certain Acknowledgments. In recognition and anticipation that (i) certain of the directors, partners, principals, officers, members, managers and/or employees of Ultra or its Affiliated Companies (as defined below) may serve as directors or officers of the Corporation and (ii) Ultra and its Affiliated Companies engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) that the Corporation and its Affiliated Companies may engage in material business transactions with Ultra and its Affiliated Companies, and that the Corporation is expected to benefit therefrom, the provisions of this ARTICLE EIGHT are set forth to regulate and define to the fullest extent permitted by law the conduct of certain affairs of the Corporation as they may involve Ultra and/or its Affiliated Companies and/or their respective directors, partners, principals, officers, members, managers and/or employees, including any of the foregoing who serve as officers or directors of the Corporation (collectively, the “Exempted Persons”), and the powers, rights, duties and liabilities of the Corporation and its officers, directors and stockholders in connection therewith. As used in this Certificate of Incorporation, “Affiliated Companies” shall mean (a) in respect of Ultra, any entity that controls, is controlled by or under common control with Ultra or GTCR LLC (other than the Corporation and any company that is controlled by the Corporation) and any investment funds directly or indirectly managed by GTCR, LLC and (b) in respect of the Corporation, any company controlled by the Corporation.

Section 2.     Competition and Corporate Opportunities. To the fullest extent permitted by applicable law, none of the Exempted Persons shall have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation or any of its Affiliated Companies, and no Exempted Person shall be liable to the Corporation or its stockholders for breach of any fiduciary duty solely by reason of any such activities of Ultra, its Affiliated Companies or such Exempted Person. To the fullest extent permitted by applicable law, the Corporation, on behalf of itself and its Affiliated Companies, renounces any interest
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or expectancy of the Corporation and its Affiliated Companies in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the Exempted Persons, even if the opportunity is one that the Corporation or its Affiliated Companies might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each Exempted Person shall have no duty to communicate or offer such business opportunity to the Corporation or its Affiliated Companies and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation, any of its Affiliated Companies or its stockholders for breach of any fiduciary or other duty, as a director, officer or stockholder of the Corporation solely, by reason of the fact that Ultra, its Affiliated Companies or any such Exempted Person pursues or acquires such business opportunity, sells, assigns, transfers or directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or any of its Affiliated Companies. Notwithstanding anything to the contrary in this Section 2, the Corporation does not renounce any interest or expectancy it may have in any business opportunity that is expressly offered to any Exempted Person solely in his or her capacity as a director or officer of the Corporation, and not in any other capacity.

Section 3.     Certain Matters Deemed Not Corporate Opportunities. In addition to and notwithstanding the foregoing provisions of this ARTICLE EIGHT, a corporate opportunity shall not be deemed to belong to the Corporation if it is a business opportunity the Corporation is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Corporation’s business or is of no practical advantage to it or that is one in which the Corporation has no interest or reasonable expectancy.

Section 4.     Amendment of this Article. Notwithstanding anything to the contrary elsewhere contained in this Certificate of Incorporation, subject to the rights of the holders of any series of Preferred Stock then outstanding, and in addition to any vote required by applicable law, the affirmative vote of the holders of at least eighty percent (80%) of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal, or to adopt any provision inconsistent with, this ARTICLE EIGHT; provided however, that, to the fullest extent permitted by law, neither the alteration, amendment or repeal of this ARTICLE EIGHT nor the adoption of any provision of this Certificate of Incorporation inconsistent with this ARTICLE EIGHT shall apply to or have any effect on the liability or alleged liability of any Exempted Person for or with respect to any activities or opportunities which such Exempted Person becomes aware prior to such alteration, amendment, repeal or adoption.

Section 5.     Deemed Notice. Any person or entity purchasing or otherwise acquiring or holding any interest in any shares of the Corporation shall be deemed to have notice of and to have consented to the provisions of this ARTICLE EIGHT.

Article Nine

Section 1.     Section 203 of the DGCL. The Corporation expressly elects not to be subject to the provisions of Section 203 of the DGCL.

Section 2.     Business Combinations with Interested Stockholders. Notwithstanding any other provision in this Certificate of Incorporation to the contrary, the Corporation shall not engage in any Business Combination (as defined hereinafter), at any point in time at which the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”), with any Interested Stockholder (as defined hereinafter) for a period of three years following the time that such stockholder became an Interested Stockholder, unless:

(a)     prior to such time the Board of Directors approved either the Business Combination or the transaction which resulted in such stockholder becoming an Interested Stockholder;

(b)     upon consummation of the transaction which resulted in such stockholder becoming an Interested Stockholder, such stockholder owned at least eighty-five percent (85%) of the Voting Stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the Voting Stock outstanding (but not the outstanding Voting Stock owned by such Interested Stockholder) those shares owned (i) by Persons (as defined hereinafter) who are directors and also officers of the Corporation and (ii) employee stock plans of the Corporation in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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(c)     at or subsequent to such time, the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent (66⅔%) of the outstanding Voting Stock which is not owned by such Interested Stockholder.

Section 3.     Exceptions to Prohibition on Interested Stockholder Transactions. The restrictions contained in this ARTICLE NINE shall not apply if:

(a)     a stockholder becomes an Interested Stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an Interested Stockholder; and (ii) would not, at any time within the three- year period immediately prior to a Business Combination between the Corporation and such stockholder, have been an Interested Stockholder but for the inadvertent acquisition of ownership; or

(b)     the Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this Section 3(b) of ARTICLE NINE; (ii) is with or by a Person who either was not an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of the Board of Directors; and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any Person becoming an Interested Stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent (50%) or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding Stock (as defined hereinafter) of the Corporation; or (z) a proposed tender or exchange offer for fifty percent (50%) or more of the outstanding Voting Stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all Interested Stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Section 3(b) of ARTICLE NINE.

Section 4.     Definitions. As used in this ARTICLE NINE only, and unless otherwise provided by the express terms of this ARTICLE NINE, the following terms shall have the meanings ascribed to them as set forth in this Section 4:

(a)     “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person;

(b)     “Associate,” when used to indicate a relationship with any Person, means: (i) any corporation, partnership, unincorporated association or other entity of which such Person is a director, officer or general partner or is, directly or indirectly, the owner of twenty percent (20%) or more of any class of Voting Stock; (ii) any trust or other estate in which such Person has at least a twenty percent (20%) beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such Person, or any relative of such spouse, who has the same residence as such Person;

(c)     “Business Combination” means:

(i)     any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (A) the Interested Stockholder, or (B) any other corporation, partnership, unincorporated association or entity if the merger or consolidation is caused by the Interested Stockholder and as a result of such merger or consolidation Section 2 of this ARTICLE NINE is not applicable to the surviving entity;

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(ii)     any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the Interested Stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to ten percent (10%) or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding Stock of the Corporation;

(iii)     any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any Stock of the Corporation or of such subsidiary to the Interested Stockholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into Stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the Interested Stockholder became such; (B) pursuant to a merger under Section 251(g) of the DGCL; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into Stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of Stock of the Corporation subsequent to the time the Interested Stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase Stock made on the same terms to all holders of such Stock; or (E) any issuance or transfer of Stock by the Corporation; provided however, that in no case under items (C)-(E) of this Section 4(c)(iii) of ARTICLE NINE shall there be an increase in the Interested Stockholder’s proportionate share of the Stock of any class or series of the Corporation or of the Voting Stock of the Corporation;

(iv)     any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the Stock of any class or series, or securities convertible into the Stock of any class or series, of the Corporation or of any such subsidiary which is owned by the Interested Stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of Stock not caused, directly or indirectly, by the Interested Stockholder; or

(v)     any receipt by the Interested Stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in Sections 4(c)(i)-(iv) of ARTICLE NINE) provided by or through the Corporation or any direct or indirect majority-owned subsidiary of the Corporation;

(d)     “Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of Voting Stock, by contract or otherwise. A Person who is the owner of twenty percent (20%) or more of the outstanding Voting Stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary; notwithstanding the foregoing, a presumption of control shall not apply where such Person holds Voting Stock, in good faith and not for the purpose of circumventing this ARTICLE NINE, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group (as such term is used in Rule 13d-5 under the Securities Exchange Act of 1934, as such Rule is in effect as of the date of this Certificate of Incorporation) have control of such entity;

(e)     “Interested Stockholder” means any Person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of fifteen percent (15%) or more of the outstanding Voting Stock of the Corporation, or (ii) is an Affiliate or Associate of the Corporation and was the owner of fifteen percent (15%) or more of the outstanding Voting Stock of the Corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such Person is an Interested Stockholder, and the Affiliates and Associates of such Person. Notwithstanding anything in this ARTICLE NINE to the contrary, the term “Interested Stockholder” shall not include: (x) Ultra or any of its Affiliated Companies, or any other Person with whom any of the foregoing are acting as a group or in concert for the purpose of acquiring, holding, voting or disposing of shares of Stock of the Corporation, (y) any Person

Annex C-9

who would otherwise be an Interested Stockholder either in connection with or because of a transfer, sale, assignment, conveyance, hypothecation, encumbrance, or other disposition of five percent (5%) or more of the outstanding Voting Stock of the Corporation (in one transaction or a series of transactions) by Ultra or any of its Affiliates or Associates to such Person; provided, however, that such Person was not an Interested Stockholder prior to such transfer, sale, assignment, conveyance, hypothecation, encumbrance, or other disposition; or (z) any Person whose ownership of shares in excess of the fifteen percent (15%) limitation set forth herein is the result of action taken solely by the Corporation, provided that, for purposes of this clause (z) only, such Person shall be an Interested Stockholder if thereafter such Person acquires additional shares of Voting Stock of the Corporation, except as a result of further action by the Corporation not caused, directly or indirectly, by such Person; provided, that, for the purpose of determining whether a Person is an Interested Stockholder, the Voting Stock of the Corporation deemed to be outstanding shall include Stock deemed to be owned by the Person through application of this definition of “owned” but shall not include any other unissued Stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise;

(f)     “Owner,” including the terms “own” and “owned,” when used with respect to any Stock, means a Person that individually or with or through any of its Affiliates or Associates beneficially owns such Stock, directly or indirectly; or has (A) the right to acquire such Stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the owner of Stock tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates or Associates until such tendered Stock is accepted for purchase or exchange; or (B) the right to vote such Stock pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the owner of any Stock because of such Person’s right to vote such Stock if the agreement, arrangement or understanding to vote such Stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more Persons; or (C) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in (B) of this Section 4(f) of ARTICLE NINE), or disposing of such Stock with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such Stock.;

(g)     “Person” means any individual, corporation, partnership, unincorporated association or other entity;

(h)     “Stock” means, with respect to any corporation, any capital stock of such corporation and, with respect to any other entity, any equity interest of such entity; and

(i)     “Voting Stock” means, with respect to any corporation, Stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of Voting Stock in this ARTICLE NINE shall refer to such percentage of the votes of such Voting Stock.

Article Ten

Section 1.     Amendments to the Bylaws. Subject to the rights of holders of any series of Preferred Stock then outstanding, in furtherance and not in limitation of the powers conferred by law, during any period (a “Controlled Period”) during which Ultra and its Affiliated Companies beneficially own in the aggregate (directly or indirectly) at least 50% of the voting power of the then outstanding Voting Stock, the Bylaws may be amended, altered or repealed and new bylaws made by, in addition to any vote of the holders of any class or series of capital stock of the Corporation required herein (including any resolution setting forth the terms of any series of Preferred Stock) and any other vote otherwise required by applicable law, the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of Voting Stock, voting together as a single class. Other than during a Controlled Period, the Bylaws may be amended, altered or repealed and new bylaws made by (i) the Board or (ii) in addition to any of the holders of any class or series of capital stock of the Corporation required herein (including any certificate of designation relating to any series of Preferred Stock), the Bylaws or applicable law, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66⅔%) of the voting power of the then outstanding Voting Stock, voting together as a single class.

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Section 2.     Amendments to this Certificate of Incorporation. Subject to the rights of holders of any series of Preferred Stock then outstanding, in addition to any affirmative vote of the holders of any particular class or series of the capital stock required by law, this Certificate of Incorporation, or otherwise, no provision of ARTICLE FIVE, ARTICLE SIX, ARTICLE SEVEN, ARTICLE NINE, ARTICLE TEN or ARTICLE ELEVEN of this Certificate of Incorporation may be altered, amended or repealed in any respect, nor may any provision of this Certificate of Incorporation inconsistent therewith be adopted, unless in addition to any other vote required by this Certificate of Incorporation or otherwise required by law, (i) during a Controlled Period, such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Voting Stock, voting together as a single class, and (ii) other than during a Controlled Period, such alteration, amendment, repeal or adoption is approved by the affirmative vote of holders of at least sixty-six and two-thirds percent (66⅔%) of the voting power of all outstanding shares of Voting Stock, voting together as a single class, at a meeting of the Corporation’s stockholders called for that purpose.

Article Eleven

Section 1.     Exclusive Forum. Unless this Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, the Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine; provided that for the avoidance of doubt, this provision, including for any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Section 2.     Notice. Any Person purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation (including, without limitation, shares of Common Stock) shall be deemed to have notice of and to have consented to the provisions of this ARTICLE ELEVEN.

Article Twelve

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby.

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Annex D

August 2, 2020

Personal and Confidential

Board of Directors of

FinTech Acquisition Corp. III

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

Members of the Board of Directors:

You have requested our opinion as to (i) the fairness, from a financial point of view, to FinTech Acquisition Corp. III, a Delaware corporation (the “Company”), of the Merger Consideration (as defined below) to be paid by the Company pursuant to that certain Agreement and Plan of Merger (the “Agreement”) by and among the Company, FinTech Acquisition Corp. III Parent Corp., a Delaware corporation (“Holdings”), FinTech III Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Holdings (“Merger Sub”), GTCR-Ultra Holdings, LLC, a Delaware limited liability company (the “Seller”), GTCR Ultra-Holdings II, LLC, a Delaware limited liability company, GTCR/Ultra Blocker, Inc., a Delaware corporation, and GTCR Fund XI/C LP, a Delaware limited partnership (jointly, the “Target”), pursuant to which the parties to the Agreement will, among other things, undertake the Pre-Closing Restructuring (as defined in the Agreement) and thereafter Merger Sub will merge with and into the Company, with the Company being the surviving entity of such merger and a direct wholly owned subsidiary of Holdings (the “Transaction”), and (ii) whether the fair market value of the Target equals or exceeds 80% of the amount held by the Company in trust for benefit of its public stockholders (excluding any deferred underwriting commissions and taxes payable on interest earned on the trust account). The specific terms and conditions of the Transaction are more fully set forth in the Agreement. Capitalized terms used but not otherwise defined in this letter have the same meaning as in the Agreement.

The Transaction consists of: (i) an aggregate of 48,000,0001 shares of Class A common stock, par value $0.0001 per share, of the Company (“Company Common Stock”), (ii) $565 million in cash, and (ii) the right to receive up to 14,000,000 shares of common stock, par value $0.0001 per share, of Holdings (“Holdings Common Stock”) that may be earned upon the achievement of certain share price performance triggers described in the Agreement (collectively, the Merger Consideration”). The cash consideration component of the Merger Consideration will be reduced to the extent Company stockholders redeem their Company Common Stock in connection with the Transaction; provided, however, that the cash consideration shall be no less than $400 million. If the cash portion of the consideration is reduced, the amount of Company Common Stock issued as Merger Consideration shall be increased accordingly.

The base pro forma capitalization assumes the following and does not include future earned shares related to earnouts, future issuance of shares related to management pools, and additional Class B sponsor shares subject to conversion to Class A shares and released from lock up at prices of $15.00 per share and $17.50 per share:

(i)     an aggregate of 37,178,2501 shares of Company Common Stock;

(ii)    an aggregate of 48,000,0001 shares of Company Common Stock issued to Target

(iii)   an aggregate of 25,000,0001 shares from PIPE investors, and

(iv)   the assumption of $229 million in pro forma indebtedness;

(v)    less a pro forma cash balance of $30 million.

____________

1        Assumes a $10.00 per share price

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We, as a customary part of our investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have been engaged by the Company to render this opinion to its Board of Directors and we will receive a fee from the Company for providing this opinion, which is not contingent upon closing of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement relating to advising the Company on the Transaction. Furthermore, we have not been requested to, and did not, (i) participate in negotiations with respect to the Agreement, (ii) solicit any expressions of interest from any other parties with respect to any business combination with the Company or any other alternative transaction or (iii) advise the Board of Directors of the Company or any other party with respect to alternatives to the Transaction. In addition, we were not requested to and did not provide advice regarding the structure or any other aspect of the Transaction, or to provide services other than the delivery of this opinion. We have not otherwise acted as financial advisor to any party to the Transaction other than as stated in the previous sentence. In connection with the Company’s initial public offering, Northland received compensation for its role as an underwriter and will receive additional compensation as part of the deferred underwriting fee payable at the closing of the Transaction. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities. We may seek to be engaged for compensation in the future to perform investment banking services for the Company.

In connection with our review of the Transaction and in arriving at our opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have: (i) reviewed and analyzed the financial terms of the draft of the Agreement dated July 29, 2020; (ii) reviewed and analyzed certain historical financial, operating and business information related to the Target; (iii) reviewed and analyzed certain internal financial projections of the Target prepared for financial planning purposes and furnished by the management of the Target; (iv) reviewed and analyzed certain publicly available information relative to the Company; (v) reviewed and analyzed certain historical financial, operating, market and securities data of the Company publicly available or furnished by the management of the Company, as applicable; (vi) conducted discussions with management of the Company with respect to the Company’s strategic reasons for pursuing the Transaction and the Company’s valuation of the Target; (vii) conducted discussions with members of management of the Company and the Target with respect to the business and prospects of the Company and the Target, respectively, on a stand-alone basis and on a combined basis; (viii) reviewed and analyzed the reported prices and trading activity of the Company Common Stock; (ix) compared the financial performance of the Target with that of certain publicly traded companies deemed by us to be comparable to the Target; (x) to the extent publicly available, reviewed and analyzed financial terms of certain acquisition transactions involving companies operating in businesses and industries deemed similar to that in which the Target operates and selected companies deemed comparable to the Target; (xi) performed discounted cash flows analyses on the Target on a stand-alone basis incorporating various assumptions provided to us by the management of each of the Company and the Target; and (xii) compared the fair market value of the Target implied by the various financial analyses that we conducted to the amount held by the Company in trust for the benefit of its public stockholders (excluding any deferred underwriting commissions and taxes payable on the income earned on the trust account), as provided by management of the Target and the Company, as applicable. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary and appropriate in arriving at our opinion.

In conducting our review of the Transaction, financial analyses and in rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial results and condition of the Company and the combined company, the best currently available estimates and judgments of the management of the Target as to the future financial results and condition of the Target, and we express no opinion with respect to such projections or the assumptions on which they are based. If any of the foregoing assumptions are not accurate, the conclusion set forth in this opinion could be materially affected. Neither the Company nor the Target publicly disclose internal

Annex D-2

financial information of the type provided to us in connection with our review of the Transaction. As a result, such information was prepared for financial planning purposes by management of the Company and the Target, as applicable, and was not prepared with the expectation of public disclosure.

We have been advised by management of the Company, and we have assumed with the consent of management of the Company, that, as of the date hereof, the amount held by the Company in trust for the benefit of its public stockholders (including any deferred underwriting commissions and taxes payable on interest earned on the trust account) is equal to $353,478,781 as of June 30, 2020.

As you are aware, the credit, financial and stock markets have from time to time experienced unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Transaction and this opinion does not purport to address potential developments in any such markets.

We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or the Target since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have assumed that the final form of the Agreement will be substantially similar to the draft, dated July 29, 2020, reviewed by us, without modification of material terms or conditions. We have assumed that the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder. In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or the Target or alter the terms of the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or the Target, including any intellectual property for which the Company or the Target may or may not currently receive royalty or licensing fees, and we have not been furnished with any such appraisals or valuations, and have made no physical inspection of the property or assets of the Company or the Target. We express no opinion regarding the liquidation value of any entity.

We were not requested to opine, and no opinion is hereby rendered, as to whether any analyses of an entity, other than as a going concern, is appropriate in the circumstances and, accordingly, we have performed no such analyses. We have undertaken no independent analysis of any pending or threatened litigation, governmental proceedings or investigations, possible unasserted claims or other contingent liabilities, to which any of the Company, the Target or their respective affiliates is a party or may be subject and at the Company’s direction and with its consent, our opinion makes no assumption concerning and therefore does not consider, the possible assertion of claims, outcomes, damages or recoveries arising out of any such matters. No company or transaction used in any analysis for purposes of comparison is identical to the Company, the Target or the Transaction. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company, the Target and the Transaction were compared and other factors that could affect the public trading value or transaction value of the companies, as applicable.

This opinion is necessarily based upon the financial, market, economic and other conditions that exist on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting this opinion which may come or be brought to our attention after the date of the opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock have traded or such stock may trade following announcement of the Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company, the Target, the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

Annex D-3

This opinion is furnished pursuant to our engagement letter dated July 29, 2020 (the “Engagement Letter”). This opinion is directed to the Board of Directors of the Company in connection with its consideration of the Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act or vote with respect to the Transaction or any other matter. Notwithstanding the foregoing, the Board of Directors of the Company is authorized to rely upon this opinion. Except with respect to the use of this opinion in connection with the proxy or information statement relating to the Transaction in accordance with the Engagement Letter, this opinion shall not be published, disclosed or otherwise used, nor shall any public references to us be made, without our prior written approval; provided that any summary of this opinion is in form and substance reasonably acceptable to us and our counsel.

This opinion addresses solely (i) the fairness, from a financial point of view, to the Company and holders of the Company Common Stock, of the Merger Consideration to be paid in the Transaction pursuant to the Agreement, and (ii) whether the fair market value of the Target equals or exceeds 80% of the amount held by the Company in trust for benefit of its public stockholders (excluding any deferred underwriting commissions and taxes payable on the income earned on the trust account), and does not address any other terms or agreement relating to the Transaction. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, or any solvency or fraudulent conveyance consideration relating to the Transaction. We express no opinion as to the relative merits of the Transaction as compared to any alternative business strategies or transactions that might exist for the Company, the Target or any other party or the effect of any other transaction in which the Company, the Target or any other party might engage. We express no opinion as to the amount, nature or fairness of the consideration or compensation to be received in or as a result of the Transaction by securityholders, officers, directors or employees of the Company, or any other class of such persons, or relative to or in comparison with the Merger Consideration. We have not been asked to consider, and this opinion does not address, the price at which the Company Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company to pay its obligations when they come due. We are not rendering any financial, legal, accounting or other advice and understand that the Company is relying on its legal counsel and accounting advisors as to legal and accounting matters in connection with the Transaction.

The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. In arriving at this opinion, we did not attribute any particular weight to any particular analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by us in our analyses, and no one method of analysis should be regarded as critical to the overall conclusion reached herein. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses and of the factors considered by us, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying this opinion. The conclusion reached by us, therefore, is based on the application of our own experience and judgment to all analyses and factors considered by us, taken as a whole. This opinion was reviewed and approved by the Northland Fairness Opinion Committee.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, (i) the Merger Consideration to be paid by the Company in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the Company and the holders of Company Common Stock, and (ii) the fair market value of the Target equals or exceeds 80% of the amount held by the Company in trust for benefit of its public stockholders (excluding any deferred underwriting commissions and taxes payable on interest earned on the trust account).

Sincerely,

/s/ Jeff Peterson

Northland Securities, Inc.

Annex D-4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our charter provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as amended. Our bylaws provide for indemnification of our directors and officers to the maximum extent permitted by the DGCL.

Item 21.    Exhibits and Financial Statement Schedules.

(a)     Exhibits

EXHIBIT INDEX

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated August 3, 2020, by and among GTCR-Ultra Holdings, LLC, GTCR-Ultra Holdings II, LLC, FinTech III Merger Sub Corp., FinTech Acquisition Corp. III, FinTech Acquisition Corp. III Parent Corp., GTCR/Ultra Blocker, Inc. and GTCR Fund XI/C LP (included as Annex A to the proxy statement/prospectus).

3.1	Amended and Restated Certificate of Incorporation of FinTech Acquisition Corp. III, filed with the Secretary of State of the State of Delaware on November 16, 2018.(1)
3.2	Amended and Restated Bylaws of FinTech Acquisition Corp. III.(2)
3.3	Certificate of Incorporation of FinTech Acquisition Corp. III Parent Corp., filed with the Secretary of State of the State of Delaware on July 28, 2020.
3.4	Bylaws of FinTech Acquisition Corp. III Parent Corp.
4.1	Specimen Common Stock Certificate.*
4.2	Specimen Warrant Certificate (included in Exhibit 4.3).
4.3	Warrant Agreement, dated November 15, 2018, between Continental Stock Transfer & Trust Company and FinTech Acquisition Corp. III.(1)
5.1	Opinion of Ledgewood P.C.*
8.1	Opinion of Ledgewood P.C. regarding tax matters (included in Exhibit 5.1)*
10.1	Letter Agreement, dated November 15, 2018, by and among FinTech Acquisition Corp. III and certain security holders, officers and directors of the Company.(1)
10.2	Administrative Services Agreement, dated November 15, 2018, between FinTech Acquisition Corp. III and Cohen Sponsor Interests III, LLC(1)
10.3	Placement Unit Subscription Agreement, dated November 9, 2018 between FinTech Acquisition Corp. III and FinTech Investor Holdings III, LLC and 3FIII, LLC(1)
10.4	Placement Unit Subscription Agreement, dated November 15, 2018 between FinTech Acquisition Corp. III and Cantor Fitzgerald & Co.(1)
10.5	Investment Management Trust Account Agreement, dated November 15, 2018, between Continental Stock Transfer & Trust Company and FinTech Acquisition Corp. III.(1)
10.6	Registration Rights Agreement, dated November 15, 2018, between FinTech Acquisition Corp. III and certain security holders of the Company.(1)
10.7	Form of Indemnity Agreement.(2)
10.8	Promissory Note for expenses prior to initial public offering from FinTech Investor Holdings III, LLC to FinTech Acquisition Corp. III.(2)
10.9	Promissory Note dated March 6, 2020 from Betsy Cohen and Daniel Cohen to FinTech Acquisition Corp. III.(3)

Exhibit No.	Description
10.10	Amendment No. 1 to Letter Agreement dated as of May 13, 2019.(4)
10.11	Form of Registration Rights Agreement by and among FinTech Acquisition Corp. III Parent Corp. and certain stockholders of the Company and Paya
10.12	Form of Paya Holdings Inc. Omnibus Incentive Plan (included as Annex B to the proxy statement/prospectus)
10.13

Sponsor Support Agreement dated August 3, 2020, by and among FinTech Acquisition Corp. III, GTCR-Ultra Holdings II, LLC, FinTech Acquisition Corp. III Parent Corp., GTCR-Ultra Holdings, LLC and certain stockholders of FinTech Acquisition Corp. III(5)

21.1	Subsidiaries of the Registrant.
23.1	Consent of WithumSmith+Brown, PC
23.2	Consent of Ernst & Young LLP
23.3	Consent of Ledgewood P.C. (included in Exhibit 5.1)
23.4	Consent of Northland Capital Markets
24.1	Power of Attorney (included on the signature page hereto)
99.4	Form of Proxy Card*

____________

*        To be filed by amendment

(1)      Previously filed as an exhibit to FinTech Acquisition Corp. III’s Current Report on Form 8-K filed on November 21, 2018

(2)      Previously filed as an exhibit to FinTech Acquisition Corp. III’s Registration Statement on Form S-1, as amended (File No. 333-227951)

(3)      Previously filed as an exhibit to FinTech Acquisition Corp. III’s Annual Report on Form 10-K filed on March 13, 2020

(4)      Previously filed as an exhibit to FinTech Acquisition Corp. III’s Quarterly Report on Form 10-Q filed on May 14, 2019

(5)      Previously filed as an exhibit to FinTech Acquisition Corp. III’s Current Report on Form 8-K filed on August 3, 2020

(b)    Financial Statement Schedules

The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

Item 22.    Undertakings

The undersigned registrant, hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.       Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on the 4th day of August, 2020.

FINTECH ACQUISITION CORP. III PARENT CORP.
By:	/s/ Daniel G. Cohen
Daniel G. Cohen
Chief Executive Officer
(Principal Executive Officer)
FINTECH ACQUISITION CORP. III PARENT CORP.
By:	/s/ James J. McEntee, III
James J. McEntee, III
President and Chief Financial Officer
(Principal Financial Officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel G. Cohen and James J. McEntee, III acting singly, his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this proxy statement/prospectus and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Daniel G. Cohen	Chief Executive Officer and Director	August 4, 2020
Daniel G. Cohen	(Principal Executive Officer)
/s/ James J. McEntee, III	President and Chief Financial Officer	August 4, 2020
James J. McEntee, III	(Principal Financial Officer and Principal Accounting Officer)
/s/ Betsy Z. Cohen	Director	August 4, 2020
Betsy Z. Cohen